08004577

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Suez Environnement Company, S.A.

*CURRENT ADDRESS 1, rue d'Astorg
75008 Paris
France

PROCESSED
AUG 29 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35226 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mac

DAT : 8/28/08

SULLIVAN & CROMWELL LLP
A LIMITED LIABILITY PARTNERSHIP

TELEPHONE: +44 (0)20-7959-8900
FACSIMILE: +44 (0)20-7959-8950
WWW.SULLCROM.COM

One New Fetter Lane
London EC4A 1AN, England

FRANKFURT • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

August 22, 2008

Office of International Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Suez Environnement Company S.A. – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This is with reference to our letter of June 13, 2008 to the Securities and Exchange Commission (the "SEC") requesting, on behalf of Suez Environnement Company S.A. (the "Company"), a *société anonyme* organized under the laws of The Republic of France ("France"), exemptive relief from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) (the "Rule") thereunder. Enclosed herewith is an English-language translation of the Company's prospectus for the listing of its shares on Euronext Paris. This document is available on the Company's website, http://www.suez-environnement.com.

As stated in paragraphs (b)(4) and (b)(5) of the Rule, the information and documents enclosed herewith is being furnished pursuant to paragraph (b)(1) of the Rule with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act.

We would appreciate if you would provide us with the commission file number to be used in connection with the submission of information by the Company pursuant to the Rule.

If you have any questions regarding this request or require additional information, please contact the undersigned at 011.44.20.7959.8900.

Very truly yours,

Nikolaos G. Andronikos

(Enclosure)

cc: Mary Cascio
(Securities and Exchange Commission)

Marie-Ange Debon
Jean-Marie Gauvain
(Suez Environnement Company)

Olivier de Vilmorin
(Sullivan & Cromwell LLP)

UNOFFICIAL TRANSLATION — FOR INFORMATION PURPOSES ONLY

This document is a free translation of the French language prospectus that received from the *Autorité des marchés financiers* (the "AMF") visa number 08-127 on June 13, 2008 (the "French Prospectus"). It has not been approved by the AMF. This translation has been prepared solely for the information and convenience of shareholders of SUEZ. No assurances are given as to the accuracy or completeness of this translation, and SUEZ Environnement Company and SUEZ assume no responsibility with respect to this translation or any misstatement or omission that may be contained therein. In the event of any ambiguity or discrepancy between this translation and the French Prospectus, the French Prospectus shall prevail.

SUEZ ENVIRONNEMENT

SUEZ ENVIRONNEMENT COMPANY

A French *Société Anonyme* with a share capital of 225,000 euros

Registered office: 1 rue d'Astorg, 75008 Paris
Paris Trade Register No. 433 466 570

PROSPECTUS FOR THE LISTING OF THE SHARES OF SUEZ ENVIRONNEMENT COMPANY FOR TRADING ON THE EURONEXT PARIS EXCHANGE AS PART OF THE DISTRIBUTION OF SUEZ ENVIRONNEMENT COMPANY SHARES TO SUEZ SHAREHOLDERS

AMF | AUTORITÉ DES MARCHÉS FINANCIERS

Pursuant to articles L. 412-1 and L. 621-8 of the French Monetary and Financial Code and articles 211-1 to 217-1 of its General Regulations, the *Autorité des marchés financiers* (AMF) has granted its visa on this prospectus under number 08-127 on June 13, 2008. This prospectus has been prepared by SUEZ and SUEZ Environnement Company under the responsibility of its signatories pursuant to Section 1 of this prospectus. In accordance with the provisions of article L. 621-8-1-I of the French Monetary and Financial Code, this visa was granted after the AMF verified that the document is complete and comprehensible and that the information it contains is consistent. It does not imply approval of the appropriateness of the transaction or authentication of the accounting and financial elements presented. It certifies that the information contained in the prospectus meets the regulatory requirements for the subsequent listing of the shares representing the capital of SUEZ Environnement Company for trading on the Euronext Paris exchange.

Copies of this prospectus are available free of charge from SUEZ Environnement Company (1 rue d'Astorg, 75008 Paris) and from SUEZ (16 rue de la Ville l'Evêque, 75008 Paris) and on the websites of the SUEZ Environnement Company (www.suez-environnement.com), or SUEZ (www.suez.com) and of the *Autorité des marchés financiers* (www.amf-france.org). This prospectus is an addendum to the reports from the board of directors presented at the shareholders' meetings of SUEZ and SUEZ Environnement Company called to vote on the spin-off/distribution of the environmental business activities of the SUEZ group.

CONTENTS

SUMMARY OF THE PROSPECTUS

AMF Visa No. 08-127 of June 13, 2008

Notice

This summary should be read as an introduction to the prospectus. Any decision to invest in the financial instruments that are involved in the transaction must be based on a comprehensive examination of the prospectus. When legal action concerning the information contained in the prospectus is initiated in court, the plaintiff investor may, according to national laws of the Member States of the European Community or parties to the European Economic Area agreement, be required to pay the cost for translating the prospectus before the start of the legal proceedings. The persons, who have presented the summary, including any translation thereof, and requested notification as defined by article 212-41 of the AMF General Regulations, incur no civil liability unless the contents of the summary are deceptive, inaccurate, or contradict other parts of the prospectus.

This prospectus does not constitute (i) an offer for sale or subscription to or an invitation to buy or subscribe to the shares described in this prospectus, (ii) or a solicitation to obtain consent or a favorable vote in order to approve the operations described herein.

1. Information about the Group

1.1 Corporate name

SUEZ Environnement Company.

1.2 Overview of Group's business activities

At December 31, 2007, with revenues of 12.0 billion euros and 61,915 employees, the Group conducts its business as an operator in over 25 countries. The Group is a global reference player in the environmental market (water and waste).

The Group is present in the fields of water management, wastewater treatment, water treatment engineering, and in the fields of waste collection, sorting, pre-treatment, recycling, and waste treatment. It operates both on behalf of public entities and private sector players.

The graph below shows the distribution of the Group's combined revenues at December 31, 2007 (based on the three main segments into which the Group is organized):


International
22%
Waste - Europe
46%
Water - Europe

In 2007, through its activities, the Group supplied 68 million people with drinking water, and provided wastewater treatment services to 44 million people. In the same fiscal year, the Group provided collection services to nearly 46 million people in the world and over 400,000 industrial and commercial clients, collected nearly 23 million tons of household waste, industrial non-hazardous waste, and medical waste, and treated more than 42 million tons of waste.

1.3 Selected financial information

In order to present an economic picture of the scope of the Group post restructurings detailed in Section 2.2 of this summary, combined financial statements, prepared in accordance with IFRS standards, have been prepared and presented in a form compatible with the format to be used in the upcoming annual financial statements to be issued by the Group.

Key data from the combined income statement


EBITDA
Net income gs
COI
€ million
Revenues
€ million
11,092.0
11,446.6
12,034.1
1,911.8
999.8
659.4
1,985.4
1,060.4
573.8
2,103.6
1,061.4
491.7
2005
2006
2007
EBITDA
Net income Group share ("Net income gs")
Current operating income ("COI")
Revenues

The Group uses "Earnings Before Interest, Taxes, Depreciation, and Amortization" (or EBITDA) to measure its operating performance and its ability to generate cash from operations. EBITDA is not defined in the IFRS and does not appear directly in the Group's combined income statement. The transition from current operating income to EBITDA is described in Section 9.2.1 of the prospectus. The amount indicated corresponds to the historical EBITDA. For the coming fiscal years, the Group will use a new definition of the EBITDA which is described in Section 9.2.1 of the prospectus.

Key data from the combined balance sheet

	December 31, 2007	December 31, 2006	December 31, 2005
	(In million of euros)		
Non-current assets	12,733.0	11,894.0	11,491.3
Current assets	6,004.7	6,220.9	6,150.6
Total assets	**18,737.7**	**18,114.9**	**17,641.9**
Shareholders' equity, Group share	3,643.9	3,547.0	3,243.1
Minority Interests	613.0[1]	1,120.1	793.1
Other liabilities	14,480.8	13,447.8	13,605.7
Total liabilities	**18,737.7**	**18,114.9**	**17,641.9**

(1) including a 436 million euros minority stake in Agbar.

Key data from the combined cash flow statements

	December 31, 2007	December 31, 2006	December 31, 2005
	(In million of euros)		
Cash flows from operating activities	1,461.9	1,565.0	1,545.2
Cash flows from investing activities	(1,535.0)	(1,181.5)	(337.1)
Cash flow from financing activities	(438.7)	(332.6)	(577.6)
Total cash flows for the period	**(528.6)**	**70.8**	**654.6**

1.4 Shareholders' equity and debt

SUEZ Environnement Company summary capitalization table as of March 31, 2008 (prepared following a combined basis pursuant to the methods of preparation detailed in Note 1 to the combined financial statements in Section 20.1 of the prospectus)

1. Shareholders' equity and debt	
Total current financial debt	**2,257**
Total non-current financial debt	**4,513**
Total shareholders' equity — Group share	**3,561**
Minority interests	694
Total shareholders' equity	**4,255**
2. Analysis of net financial debt	
Cash, cash equivalents and financial assets at a fair value through profit and loss	**1,515**
Total current financial debt	**2,257**
Net current financial debt	**742**
Total non-current financial debt	**4,513**
Net financial debt	**5,220**

As of the date of this prospectus, there is no indirect or conditional debt. Additionally, since March 31, 2008, there has been no notable change that could have a significant impact on the combined debt or shareholders' equity.

1.5 Primary risk factors

SUEZ shareholders and investors are invited to take into consideration the risk factors which are described below, and other risks which are described in greater detail in Section 4 of the prospectus before making any decision:

— the Group's water activities are sensitive to changes in methods of consumption patterns, and some of the Group's businesses are exposed to economic cycles;

— the Group's activities are subject to increasingly stringent environmental, health, and safety regulations;

— the operation of activities within the framework of long-term contracts could also be unbeneficial to the Group;

— the Group is active in a number of emerging countries representing higher risks than in developed countries, especially with regard to political, regulatory, or economic instability;

— in the areas in which the Group operates, there is a significant risk of liability with respect to the environment;

— the Spin-off/Distribution (as defined in section 2.2 of this summary) and the SUEZ-Gaz de France merger could trigger the change of control clauses agreements entered into by Group companies or trigger the implementation of legal or regulatory provisions relating to the granting of authorizations, licenses, or rights of the Company;

— in the normal course of business, Group companies may be involved in a certain number of legal, administrative, or arbitration actions, and more significant current or potential litigations are described in detail in Section 20.5 of this prospectus; and

— due to the geographic diversification of its activities, the Group is exposed to exchange rate risk, *i.e.*, its balance sheet and profit and loss account are sensitive to changes in currency parity when consolidating financial statements of subsidiaries located outside the Euro zone.

The occurrence of any of these risks or other risks not yet identified or currently considered not material by the Group may have a significant negative effect on the Group's business, financial position or Group's earnings, its image, outlook, or the Company's share price.

1.6 Recent changes in the financial position and outlook

The main changes in the financial or business position of the Group since December 31, 2007 are set forth in Section 20.6 of the prospectus. For fiscal year 2008, the Group's objective is to reach an EBITDA comprised between 2.10 to 2.15 billion euros. This forecast is based on the new EBITDA definition adopted by the Group and described in Section 9.2.1 of the prospectus. It is based on the assumptions detailed in Section 13.1 of the prospectus.

The financial outlook of the Group is set forth in Sections 6.3.4 ("Financial objectives 2008-2010") and 13 ("Profit forecasts or estimates") of the prospectus.

1.7 Substantiation of the value of SUEZ Environnement Company

Among various potential valuation methods, the following can be used to assess the Group's value:

- multiples of comparable companies: this method aims at comparing the Group with a sample of listed companies, comparable in terms of activities, geographic area of operation, and size;
- discounting future cash flows: this method consists in determining the company value by discounting forecasted available cash flows; and
- consensus valuation based on research analysts' reports.

The substantiation of the value of SUEZ Environnement Company is described in more details in Section 5.1.6.7 of the prospectus; an update of this substantiation will be published in the form of a joint press release by SUEZ and SUEZ Environnement Company prior to the shareholders' General Meeting of SUEZ dated July 16, 2008.

1.8 Simplified chart of the Group[1]



SUEZ
35%
SUEZ Environnement Company
100%
SUEZ Environnement
100%
Lyonnaise des Eaux France
100%
SITA France
100%
Degrémont
Other Subsidiaries

[1] Simplified organization structure of the Group at the date of this prospectus and following completion of transactions detailed in Section 5.1.6 of the prospectus.

2. Information about the transaction

2.1 Transaction objectives

The Spin-off/Distribution (as defined in Section 2.2 of this summary) and the listing of the Company's shares for trading on the Euronext Paris and Euronext Brussels exchanges will give the Group increased visibility, direct access to financial markets, and the support of a stable shareholding base so that it may pursue its dynamic growth strategy.

2.2 Terms and conditions

The listing of the 489,699,060 Company's shares for trading on the Euronext Paris and Euronext Brussels exchanges is part of the creation by SUEZ of a division that combines all water and waste operations of the Group for which the Company will be the holding company (the "**Spin-off**"), followed by the distribution by SUEZ to its shareholders (other than SUEZ), proportionally to their holding in the capital of SUEZ, of 65% of the shares representing the capital of the Company following the Spin-off, immediately before the SUEZ-Gaz de France merger is completed (the "**Distribution**", together with the Spin-off, the "**Spin-off/Distribution**").

The completion of the Spin-off/Distribution has been and will be accompanied by various restructuring transactions, the purpose of which is, among others, (i) to reclassify under SUEZ Environnement or some of its subsidiaries the share held by SUEZ or its subsidiaries in companies reporting to the environmental division, and (ii) to organize the withdrawal of SUEZ Environnement and some of its subsidiaries from the GIE SUEZ Alliance.

Each SUEZ share held by a beneficiary of the Distribution will be granted one (1) allotment right to Company stock, with the understanding that four (4) allotment rights to shares in the Company will give the right to the allotment of one (1) share of the Company.

The handling of the fractional allotment rights of the Company is set forth in Section 26.4 of the prospectus.

The legal and administrative costs to be borne by the Group with respect to the transactions described in this prospectus are estimated at around 20 million euros.

3. Dilution and distribution of capital

As of the date of this prospectus, nearly all Company capital and voting rights are held by SUEZ.

When the shares of the Company are listed for trading on the Euronext Paris and Euronext Brussels exchanges, the simplified shareholding distribution in the Company, based on the equity of SUEZ on June 4, 2008 and its shareholding on April 30, 2008, will be as follows:


GDF SUEZ
35.41%
Public and
Employee
shareholding
52.84%(1)
Other
shareholders
Parties to a shareholders' agreement
11.75%

(1) 1.8% of which are held by SUEZ group employees, notably through FCPE.

GDF SUEZ (35.41%), Groupe Bruxelles Lambert (6.28%), la Caisse des Dépôts et Consignations (1.96%), Areva (1.41%), CNP Assurances (1.26%) and Sofina (0.84%), which should hold a total of 47.16% of the company's equity and voting rights on completion of the Spin-off/Distribution, have concluded a shareholders' agreement on June 5, 2008, with regard to their investment share in SUEZ Environnement Company, for a renewable term of five (5) years dating from the SUEZ Shareholders' General Meeting called to approve the Spin-off/Distribution. The terms and conditions of this agreement are described in Section 18.3 of the prospectus.

The shareholders' agreement constitutes a joint control as defined by article L. 233-10 of the French Commercial Code, within which GDF SUEZ plays a leading role. The provisions of the agreement grant GDF SUEZ operational and strategic control of the Company.

The parties to the shareholders' agreement have committed towards the French tax authorities (*Direction Générale des Impôts*) to keep for a 3-year term, from July 22, 2008, the Company shares they will come to hold. With respect to SUEZ, this relates to 35% of the Company's share capital that SUEZ will hold following the distribution of the balance, and with respect to the other shareholders, this relates to the Company's shares that they will receive upon the distribution by SUEZ of 65% of the Company's shares.

The parties to the shareholders' agreement, other than GDF SUEZ, have indicated that, for a stabilization period of 30 calendar days from the Completion Date (depending on whether market conditions are favorable during the said stabilization period), they could contemplate acquiring shares on the stock exchanges to the effect that the overall stake held by such parties could reach a level close to 50% of the stock and voting rights in the Company (but not exceeding that ceiling).

4. Practical terms and conditions

4.1 Indicative timetable

AMF visa on the prospectus:	June 13, 2008
Publication of the BALO notice calling the SUEZ and Gaz de France combined ordinary and extraordinary shareholders' meetings:	June 30, 2008
Combined ordinary and extraordinary shareholders' meeting of SUEZ Environnement Company:	July 15, 2008
Combined ordinary and extraordinary shareholders' meetings of SUEZ and Gaz de France:	July 16, 2008
Completion Date:	July 22, 2008

Execution of the following concurrent operations in the order indicated below at zero hours (GMT+1):
— merger by acquisition between SUEZ and Rivolam;
— Spin-off/Distribution;
— SUEZ — Gaz de France merger.

Listing of SUEZ Environnement Company shares and allotment rights for shares of SUEZ Environnement Company on the Euronext Paris and Euronext Brussels exchanges	July 22, 2008
End of listing of the SUEZ Environnement Company allotment rights on the Euronext Paris and Euronext Brussels exchanges; transfer of these rights (on closing of the trading session) to, respectively, the securities delisted from the regulated markets of Euronext Paris and the temporary securities from the regulated Euronext Brussels exchanges:	October 22, 2008
End of registration of the allotment rights for SUEZ Environnement Company shares in the securities delisted from the regulated markets of Euronext Paris and the temporary securities from the regulated Euronext Brussels exchanges:	June 22, 2010

4.2 Availability of the prospectus

The legal and financial documents to be made available to shareholders can be reviewed at the registered offices of the Company and of SUEZ.

Copies of the prospectus are available free of charge from SUEZ Environnement Company (1 rue d'Astorg, 75008 Paris) and from SUEZ (16 rue de la Ville l'Evêque, 75008 Paris) and on the websites of the SUEZ Environnement Company (www.suez-environnement.com), SUEZ (www.suez.com), and the *Autorité des marchés financiers* (www.amf-france.org). The prospectus is an addendum to the reports of the board of directors presented to the shareholders' meetings of SUEZ and SUEZ Environnement Company called to vote on the Spin-off/Distribution.

1. Persons responsible for the prospectus

1.1 Persons responsible for the prospectus

For SUEZ Environnement Company

Jean-Louis Chaussade
Chief Executive Officer of SUEZ Environnement Company

For SUEZ

Gérard Mestrallet
Chairman and Chief Executive Officer of SUEZ

1.2 Declarations of the persons responsible for the prospectus

For SUEZ Environnement Company

"I hereby certify, after taking all reasonable measures to that effect, that the information contained in this prospectus (with the exception of Sections 5.1.6.2(b) and (c), 5.1.6.4, 5.1.6.5(b) and 5.1.6.6) is, to the best of my knowledge, accurate and does not include any omission that would distort its substance. I have obtained an audit completion letter from the statutory auditor, in which they indicate that they have verified the information concerning the financial position and the accounts presented in this prospectus, and have read the entire prospectus. Without qualifying its opinion, the statutory auditor, in its report relating to the combined financial statements for the fiscal years ending December 31, 2005, 2006 and 2007, draws your attention to the matter disclosed in note 1.1 to the combined financial statements, "Basis of presentation", which describes the methods used to prepare these combined financial statements."

Jean-Louis Chaussade
Chief Executive Officer

For SUEZ

"I hereby certify, after taking all reasonable measures to that effect, that the information contained in this prospectus in Section 5.1.6 is, to the best of my knowledge, accurate and does not include any omission that would distort its substance."

Gérard Mestrallet
Chairman and Chief Executive Officer

2. Statutory auditors

As of the date of this prospectus, and before the Spin-Off/Distribution, SUEZ Environnement Company does not hold any stake in any other companies; it is therefore not obligated to publish consolidated financial statements. As a consequence, SUEZ Environnement Company has not, at this stage, appointed a second statutory auditor.

2.1 Registered auditors

Ernst & Young et Autres
41, rue Ybry
92200 Neuilly sur Seine

Appointed by decision of the combined ordinary and extraordinary shareholders' meeting of December 21, 2007, until the ordinary shareholders meeting called to approve the financial statements for the period ending December 31, 2012. The signing partners are Nicole Maurin and Pascal Macioce.[1]

For information purpose, it should be noted that the registered auditor of SUEZ Environnement S.A. for the years ended December 31, 2005, 2006, and 2007 was Ernst & Young et Autres. In addition, the registered auditors for SUEZ (the parent company of SUEZ Environnement Company) were Deloitte & Associés and Ernst & Young et Autres for the same period.

The SUEZ Environnement Company shareholders' meeting set for July 15, 2008, will be called upon to vote on the appointment as second registered auditor of:

Mazars & Guérard
61, rue Henri Regnault — Tour Exaltis
92400 Courbevoie

2.2 Alternate auditors

Auditex
Faubourg de l'Arche
92037 Paris La Défense Cedex

Appointed by decision of the combined ordinary and extraordinary shareholders' meeting of December 21, 2007, until the shareholders' meeting called to approve the financial statements for the period ending December 31, 2012.

The SUEZ Environnement Company shareholders' meeting set for July 15, 2008, will be called upon to vote on the appointment as second alternate auditor of:

CBA
61, rue Henri Regnault
92400 Courbevoie

[1] Ernst & Young et Autres is a member of the Compagnie Régionale des Commissaires aux Comptes de Versailles.

3. Selected financial information

3.1 Key financial information

In order to present an economic picture of the scope of the Group post Restructurings (as defined in Section 5.1.6 below), combined financial statements, prepared in accordance with IFRS, have been established and presented in a form compatible with the format that will be adopted in the upcoming annual financial statements to be issued by the Group.

The tables below present excerpts from the combined income statements, balance sheets and cash flow statements of the Group for the fiscal years ended December 31, 2007, 2006, and 2005.

The selected financial information below should be read in conjunction with the combined financial statements in Section 20.1 of this prospectus and with the review of the financial position and earnings of the Group in Section 9 of this prospectus.

Key data from the combined income statement

	2007	2006	2005
		(In million of euros)	
Revenues	12,034.1	11,446.6	11,092.0
EBITDA(1)	2,103.6	1,985.4	1,911.8
Current operating income	1,061.4	1,060.4	999.8
Net income Group share	491.7	573.8	659.4

(1) The Group uses "Earnings Before Interest, Taxes, Depreciation, and Amortization" (or EBITDA) to measure its operating performance and its ability to generate cash from operations. EBITDA is not defined in IFRS and does not appear directly in the Group's combined income statement. The transition from current operating income to EBITDA is described in Section 9.2.1 of the prospectus.

Key data from the combined balance sheet

	December 31, 2007	December 31, 2006	December 31, 2005
		(In million of euros)	
Non-current assets	12,733.0	11,894.0	11,491.3
Current assets	6,004.7	6,220.9	6,150.6
Total assets	**18,737.7**	**18,114.9**	**17,641.9**
Shareholders' equity Group share	3,643.9	3,547.0	3,243.1
Minority Interests	613.0(1)	1,120.1	793.1
Other liabilities	14,480.8	13,447.8	13,605.7
Total liabilities	**18,737.7**	**18,114.9**	**17,641.9**

(1) Including €436 million relating to minority interests in Agbar.

Key figures from the combined cash flow statements

	December 31, 2007	December 31, 2006	December 31, 2005
		(In million of euros)	
Cash flow (employed) from operating activities	1,461.9	1,565.0	1,545.2
Cash flow (employed) from investing activities	(1,535.0)	(1,181.5)	(337.1)
Cash flow (employed) from financing activities	(438.7)	(332.6)	(577.6)
Total cash flows for the period	**(528.6)**	**70.8**	**654.6**

3.2 Other financial information

3.2.1 Declaration on net working capital

SUEZ Environnement Company certifies that, from its point of view, the Group's combined net working capital (calculated on the basis of the combined financial statements of the Group; the methods used to establish such financial statements are described in Note 1 to the combined financial statements set forth in Section 20.1 of this prospectus) is sufficient with regard to its obligations over the twelve (12) months following the date on which the AMF approved the prospectus.

3.2.2 Shareholders' equity and debt

Pursuant to the February 2005 CESR recommendations (CESR/05-054b, paragraph 127) the table below presents the combined debt and equity position at March 31, 2008 (unaudited financial statements), in accordance with IFRS:

SUEZ Environnement Company capitalization at March 31, 2008 (prepared following a combined basis pursuant to the method of preparation detailed in Note 1 to the combined financial statements in Section 20.1 of the prospectus)

1. Shareholders' equity and debt	
Total current financial debt	**2,257**
Guaranteed by real security interests	15
Not guaranteed or secured (including lease)	2,242
Total non-current financial debt	**4,513**
Guaranteed by real security interests	206
Not guaranteed or secured (including lease)	4,307
Shareholders' equity excluding income for the period	**4,255**
A. Share capital	—
B. Reserves	3,561
C. Treasury stock	—
D. Total shareholders' equity — Group share (A+B+C)	**3,561**
E. Minority interests	694
Total shareholders' equity (D+E)	**4,255**
2. Analysis of net financial debt	
F. Cash	970
G. Cash equivalents	492
H. Financial assets valued at fair value through profit and loss	53
I. Total (F+G+H)	**1,515**
J. Current bank debt	710
K. Short-term portion of non-current financial debt	97
L. Other current financial debts	1,451
M. Total current financial debt (J+K+L)	**2,257**
N. Net current financial debt (M-I)	**742**
O. Non-current bank debt	2,475
P. Bonds	921
Q. Other non-current financial debts	1,117
R. Total non-current financial debt (O+P+Q)	**4,513**
S. Net financial debt excluding hedging instruments on debt (N+R)	**5,255**
T. Liability derivative instruments relating to debt	15
U. Asset derivative instruments relating to debt	(50)
V. Effect of financial instruments on debt (T+U)	**(35)**
W. Net financial debt (S+V)	**5,220**

As of the date of this prospectus, there is no indirect or conditional debt. Additionally, since March 31, 2008, there has been no notable change that could have a significant impact on the combined debt or shareholders' equity.

4. Risk factors

The Group operates in a rapidly changing environment, which leads to numerous risks, including some beyond its control. The Group has presented below the significant risks to which it believes it is exposed. The occurrence of any one of these risks could have a significant negative effect on the Group's business, financial position, or earnings, or its image, outlook, or the Company's share price.

4.1 Primary risks

4.1.1 Risks related to the Group's business sector

The Group's water activities are sensitive to changes in consumption patterns

In the supplying of drinking water in some developed countries, a decrease in volumes consumed is being observed, notably because of water saving programs established by public authorities and manufacturers and the common idea that water is a resource which needs to be preserved. For example, in France, the Group estimates that the volumes of water billed have declined by roughly 1% a year on average for the last fifteen years.

The productivity gains achieved by the Group and the fact that some contracts provide for a fee portion independent of volumes consumed has allowed the Group to respond to this reduction in volumes. Moreover, the Group is developing services with greater added value in both drinking water production and distribution and wastewater treatment, notably helping public authorities to meet their obligation to respond to changes in regulations.

However, if these efforts are insufficient in the future to offset the reduction in volumes the Group may experience, there could be a negative impact on the activity, earnings, and outlook of the Group.

Some Group services are sensitive to economic cycles

Some Group services, particularly services to industrial clients, both in the water and waste segments, are sensitive to economic cycles. Since the Group is mainly present in Europe, the United States, and Asia-Pacific, some of its activity is sensitive to changes in economic conditions in these geographic regions. Any economic slowdown in a country in which the Group is present lowers consumption as well as investments and industrial production and, therefore, negatively impacts demand for the services offered by the Group, which in turn could have a negative impact on the Group's activity, earnings, and outlook.

The Group faces a steady competition

The Group's services are subject to strong competitive pressure from major international operators and, in some markets, from "niche" players. New industrial and financial players invest in markets by adopting aggressive strategies, which are supported by investment funds. In addition, the Group always faces competition from public sector operators in some markets (for example, the semi-public companies in France or the *Stadtwerke* in Germany). Finally, for contracts previously awarded by public authorities, some cities may desire to retain or assume direct management of water and waste services (notably in the form of public control, ("*régie*")) instead of depending on external operators.

This strong competitive pressure, which could increase in a context of consolidation among private entities (which is already underway in the waste sector in Europe, more specifically, in the United Kingdom, Germany, and the Benelux countries), may put pressure on the sales prices for the services offered by the Group and lead to major contracts not being renewed and greater difficulties in obtaining new contracts, which could have a negative impact on the activity, earnings, and outlook of the Group.

The pressure on sales prices is exacerbated in the waste treatment sector in some countries, where the Group may see the profitability of its plants reduced due to a reduction in the rate of use resulting from the development of overcapacity.

Moreover, in order to offer services that are comparable or better than those offered by its competitors, the Group may have to develop new technologies and services, thus enabling it to generate additional revenues that are, however, also sources of substantial costs, which could have a negative impact on the financial position and earnings of the Group.

Finally, certain technological choices made by the Group to remain competitive or conquer new markets may not produce the expected results and have a negative impact on the Group's activity, earnings or outlook.

The Group's businesses are subject to increasingly stringent environmental, health, and safety regulations

The Group's businesses are subject to environmental protection, public health, and safety rules that are increasingly restrictive and differ from country to country. These rules cover water discharge, the quality of drinking water, waste treatment, soil and water table contamination, and the quality of smoke and gas emissions.

Despite efforts by the Group to comply with the applicable regulations, there are still many risks that result from the vagueness of some regulatory provisions or the fact that regulatory bodies can amend their implementing instructions and that major changes in the legal framework may occur. In addition, the competent regulatory bodies have the power to institute administrative or legal proceedings against the Group, which could lead to the suspension or revocation of permits or authorizations held by the Group or injunctions to cease or abandon certain activities or services, fines, or civil or criminal penalties, which could negatively and significantly affect the public image, activity, financial position, earnings, and outlook of the Group.

Moreover, an amendment or a strengthening of regulatory provision could lead to additional costs or expenses for the Group. As a result of such measures, the Group might have to reduce, temporarily interrupt, or even discontinue carrying out one or several activities and there is no assurance that it will be able to make up for the corresponding losses. Regulatory changes may also affect prices, margins, investments, operations, and, therefore, the activity, earnings, and outlook of the Group.

The applicable regulations involve investment and operating costs not only for the Group but also for its customers, particularly the contracting local or regional public authorities, due to compliance obligations. Failure by the customer to meet its obligations could injure the Group as operator and harm its reputation and capacity for growth.

Finally, even if the Group complies with applicable regulations, it cannot monitor the quality of the water in all areas of its network. Accordingly, for several years now, France has had a policy of discontinuing lead service pipes, which expires in 2013. The Group is offering its customers the replacement of pipes to achieve these objectives. This work involves renegotiating the contracts involved. However, the Group cannot exclude the possibility that the objective for elimination of lead by 2013 will not be reached because of the presence of lead in pipes for which individuals are responsible and over which the Group has no control. Any contamination of the water distributed, regardless of the source of the contamination, could have a negative impact on the Group's public image.

Certain Group activities require administrative authorizations, which can be difficult to obtain, be challenged, not be renewed, or which may become significantly harder to obtain

The performance of the Group's activities assumes that it holds various permits and authorizations, which often require a long, costly, and seemingly arbitrary procedure to obtain or renew.

Moreover, the Group may face opposition from local citizens to the operation of certain plants (among which the operation of landfills, incinerators, or wastewater treatment plants) who lodge claims of nuisances, degradations of the landscape, or, more generally, damage to the environment, thus making it more difficult for the Group to obtain construction or operating permits and authorizations or renewals or which can result in non-renewal or even challenges.

Finally, the conditions attached to authorizations and permits that the Group has obtained could be made substantially more stringent by the competent authorities.

Failure to obtain or a delay in obtaining a permit or authorization by the Group, non-renewal of or a challenge to a permit or authorization, or significantly more stringent conditions associated with the authorizations and permits obtained by the Group could have a negative impact on its activity, financial position, earnings, outlook, and development.

The Group is vulnerable to fluctuations in some commodity and energy prices

The activities of the Group require heavy consumption of commodities and energy, specifically oil and electricity, and the Group is vulnerable to fluctuations in their prices.

Although the Group's contracts generally include indexing mechanisms, the Group cannot guarantee that these mechanisms will cover all of the additional costs generated by an increase in electricity and oil prices, particularly for long-term contracts. In addition, some contracts entered into by the Group do not include indexing provisions. Accordingly, any major increase in the price of electricity or oil could have a negative impact on the earnings and outlook of the Group. For example, the Group estimates that a theoretical 10% increase of the cost borne by the

Group in 2007 with respect to oil purchase (amounting to 229 million liters in 2007) would affect its 2007 operating net earning (including indexing mechanisms) up to -€12 million euros.

Moreover, the Group's waste activities lead to the production of plastic, wood, cardboard, metals, and electricity; a significant decrease in their price could affect the profitability of some investments or the economic balance of certain contracts and have a negative impact on the Group's activity, earnings, and outlook.

The Group's water activities are sensitive to weather conditions

The Group's earnings in the water sector can be affected by significant weather changes.

For example, an exceptional rainfall was the cause of a reduction in water consumption in France in 2007, while episodes of hot weather generated greater water consumption in 2003 in France. Exceptional rainfalls may also have a negative impact on the activity and earnings of the Group.

4.1.2 Risks related to the Group's business activities

Operating under long-term contracts could penalize the Group's activities

The Group carries out most of its business activities under long-term contracts with terms of 30 years or more. The conditions for implementing these long-term contracts may be different from those that existed or that were anticipated at the time the contract was executed and may change the balance of the contract, particularly the financial balance.

The Group makes every effort to obtain contractual mechanisms that allow it to adjust the balance of the contract in response to changes in certain significant economic, social, technical, or regulatory conditions. However, not all long-term contracts entered into by the Group have such mechanisms. Moreover, when the contracts entered into by the Group contain such adjustment mechanisms, the Group cannot guarantee that its co-contracting partner will agree to implement them or that they will be effective in re-establishing the financial balance of the contract.

The absence or potential ineffectiveness of the adjustment mechanisms provided for by the Group in its contracts or the refusal of a co-contracting partner to implement them could have a negative impact on the Group's financial situation, earnings, and outlook.

The Group is exposed to a risk that public authorities will unilaterally terminate or amend their contracts

The contracts entered into by the Group with public authorities make up a significant share of its revenues. However, in most of the countries in which the Group is present, including France, public authorities have the right, in certain circumstances, to unilaterally amend or even terminate the contract subject to compensation by the co-contracting partner.

In the event of such unilateral amendments or terminations of contracts by co-contracting public authorities, the Group cannot guarantee that it will be able to obtain partial or full compensation, particularly in the emerging countries, which could have a negative impact on its activity, financial position, and earnings.

The Group is exposed to a risk of dependence with respect to some of its suppliers

For the construction and management of water treatment plants or waste treatment units, the Group's companies may depend on a limited number of suppliers for the supply of water, waste, electricity, and equipment.

Any interruption or delay in the supply or failure to respect a technical performance guarantee on a major piece of equipment could affect the profitability of a project and have a negative impact on the Group's activity, earnings, and outlook.

As of December 31, 2007, on the basis of the main contributing Business Units, representing more than 80% of the total amount of the suppliers and assimilated line items in the accounts, the first supplier represented 10.95% of the total amount of such line items, the first five suppliers represented 20.45%, and the first ten suppliers represented 29%.

The Group operates in a number of emerging countries with additional risks

Although the Group's business activities are concentrated mainly in Europe, the United States, and the Asia-Pacific area, the Group also conducts business in other markets, notably in certain emerging countries' markets. The Group's activities in these countries involve a certain number of risks that are higher than in developed countries, such as volatility in the GDP, relative economic and governmental instability, sometimes major amendments to or imperfect application of regulations, the nationalization and expropriation of private property, payment collection difficulties, social problems, substantial fluctuations in interest and exchange rates, claims by local public authorities that call into question the initial tax framework or the application of contractual provisions, currency control measures, and other unfavorable interventions or restrictions imposed by public authorities.

Although the Group's activities in emerging markets are not concentrated in one country or a specific geographic region, events or unfavorable circumstances that take place in any of these countries could have a negative impact on the Group's business and could also mean the Group must book provisions and/or impairments in its accounts, which could have a significant negative impact on its financial position, earnings, and outlook.

Some partnerships established by the Group could be broken

In several countries, the Group carries out its activities through partnerships with local public authorities or private local entities. Moreover, in the context of developing its activities, the Group may be required to enter into new partnerships.

Partnerships are one of the means by which the Group shares the economic and financial risk inherent in certain major projects by limiting its capital employed and allowing it to better adapt to the specific context of local markets. Moreover, they may be required by the local laws and regulations. At December 31, 2007, the share of Group combined revenues realized with major equity partners of the Group (*i.e.* La Caixa, Swire, New World Holding, RWE and Penoles) was 16.5%.

Changes in a project, the local political and economic context, the economic position of a partner, or the occurrence of a disagreement between the partners may lead to a rupture of partnerships which could have a significant negative impact on the Group's activity, financial position, earnings, and outlook.

The Group may encounter difficulties in implementing its external growth strategy

The Group's development strategy involves conducting development or external growth operations through the acquisition of assets or companies and interests or alliances in the waste and water businesses and geographic areas in which the Group wishes to expand. The Group may be unable, given the competitive context, to successfully complete development or external growth operations that it is planning based on its investment criteria, which could have a significant negative impact on the implementation of this strategy.

Moreover, external growth operations may involve a number of risks related to the integration of the businesses or personnel acquired, the difficulty of generating the synergies and/or savings expected, and the appearance of unexpected liabilities or costs.

The occurrence of one or more of these risks could have a negative impact on the activity, financial position, earnings, or outlook of the Group.

The Group incurs risks because of its design and construction activities

In the water and waste sector, the Group is involved in certain projects at the design and facility construction phases, notably in the water segment through its specialized subsidiary Degrémont.

Even though the projects are always subject to detailed studies and the Group's expertise is well known, it is possible that construction deadlines will not be met and, consequently, that the Group will incur penalties, construction costs will be higher than originally planned, or facility performance level will not comply with specifications, which could have a negative impact on its financial position, earnings, and outlook.

The business areas in which the Group operates involve a major risk of environmental liability

— Risks related to plants management

The plants that the Group owns or manages on behalf of third parties carry environmental risks. The air, water, and soil may pose risks to the health of consumers, residents, employees, or even subcontractors.

These health and environmental risks, which are governed by strict national and international regulations, are regularly monitored by public authorities. These changing regulations, with regard to both environmental responsibility and environmental liabilities, carry a risk of an increase in the vulnerability of the Company in relation to its activities. This vulnerability is to be assessed for old plants (such as closed landfills) and for sites in operation. It may also involve damage caused to habitats or species.

In the context of its activities, the Group must handle, or even generate, dangerous products or by-products. For example, this is the case for certain chemical products for water treatment. In waste treatment, some Group plants treat specific industrial or health care waste that may be toxic.

In waste management, gas emissions to be considered are greenhouse gases, gases that promote acidification of the air, noxious gases, and dust. In the area of water, the potential air pollutants are mainly chlorine or gaseous by-products resulting from accidental emissions of water treatment products. Wastewater treatment and waste treatment activities can also cause odor problems or the production of limited but dangerous quantities of toxic gas.

In the absence of adequate management, the Group's activities could have an impact on the water present in the natural environment in the form of leaching from poorly monitored plants, the discharge of heavy metals into the environment, or aqueous discharge from flue gas treatment systems at incineration plants. These various types of emissions could pollute water tables or streams.

Wastewater treatment plants discharge decontaminated water into the natural environment. For various reasons these may temporarily fail to meet discharge standards in terms of organic load, nitrogen, and phosphorus.

The questions of soil pollution would arise in the event of accidental spills of stored dangerous products or liquids, leaks in processes involving hazardous liquids, and the storage and spread of sludge.

Various mechanisms are used to monitor all the risks above mentioned. The laws and contracts that govern the Group's operations clarify the division of responsibilities with respect to risk management and financial responsibility; however, failure to respect standards may lead to contractual financial penalties or fines.

Although the Group has premium civil liability and environmental risk insurance, it may still be held liable above the guaranteed caps or for items not covered in the event of disasters involving the Group.

Moreover, the amounts provisioned or covered may be insufficient if the Group incurs environmental liability, given the uncertainties inherent in forecasting expenses and liabilities related to health, safety, and the environment.

Therefore, the Group's liability for environmental and industrial risks could have a significant negative impact on its public image, activity, financial position, earnings, and outlook.

— Specific risks related to operating high-risk sites ("Seveso" sites).

Within the boundaries of the European Union, the Group operates three "high threshold" Seveso classified sites in Germany and Spain: the Herne plant in Germany and the Constanti and Barbera sites in Spain. The Group also operates eight "low threshold" Seveso sites in France, Belgium, the Netherlands, and Germany.

Any incident at these sites could cause serious harm to employees working at the site, neighboring populations, and the environment, and expose the Group to significant liabilities. The Group's insurance coverage could be insufficient. Any such incident could, therefore, have a negative impact on the public image, activity, financial position, earnings, and outlook of the Group.

Labor conflicts could have a negative impact on the Group's business and public image

The Group must consider the possibility of labor disturbances, such as strikes, walkouts, claim actions, or other labor problems that could disrupt its business and have a negative impact on its financial position and earnings.

Moreover, in the waste segment, the occurrence of labor disruptions could have a negative impact on the Group's public image.

The occurrence of occupational illnesses, particularly those related to exposures to asbestos, legionnaire's disease, or muscular-skeletal problems is a possibility

The Group takes great care to remain in compliance with legal and regulatory health and safety provisions at its various sites and takes measures to guarantee the health and safety of its employees and subcontractors. However, it may be exposed to occupational illnesses that could lead to legal action taken against the Group and, if applicable, to the payment of damages which could be significant.

Certain Group plants could be the target of criminal or terrorist acts

Despite security measures taken by the Group in the operation of its water and waste plants, the possibility remains that they could be affected by malicious acts and acts of terrorism.

Such acts could have serious consequences for public health.

In addition, some of the Group's employees work or travel in countries where the risks of terrorism or kidnapping may be high.

The occurrence of such acts could have a significant negative impact on the public image, activity, financial position, earnings, and outlook of the Group.

4.1.3 Specific risks to the Company

The Spin-off/Distribution and the merger between SUEZ and Gaz de France could trigger change of control clauses in the agreements to which companies in the Group are parties, or trigger legal or regulatory provisions regarding the granting of authorizations, licenses, or rights to companies in the Group.

The companies in the Group are parties to joint-venture agreements, shareholders' agreements, licensing or delegation of public services contracts, and other agreements containing change of control or similar clauses that could be triggered by the Spin-off/Distribution or the SUEZ-Gaz de France merger. The group has taken steps with the relevant counterparties with a view to avoiding that such clauses be triggered in this context. The activation of such clauses could lead to the loss of contract rights and significant benefits, the trigger of other contractual clauses, the termination of joint-venture or license or delegation of public services agreements, or the need to renegotiate financing contracts, which could have a negative impact on the Group's activity, earnings, and outlook.

Moreover, companies in the Group hold authorizations, licenses, and rights which, because of the Spin-off/ Distribution or the SUEZ-Gaz de France merger, will become obsolete or could be withdrawn by the authority that granted them. The Group has identified these authorizations, licenses, and rights and has taken steps with the authorities in question to have these authorizations, licenses, and rights maintained or renewed. A refusal by the authorities to maintain or renew these authorizations, licenses, and rights could lead to the loss of significant rights for the new group resulting from the merger, which could have a negative impact on the activity, earnings, and outlook of the Group.

4.1.4 Market risks

4.1.4.1 Interest rate risks

The Group's exposure to interest rate risks comes mainly from its variable rate net financial debt. At December 31, 2007, the Group's net financial debt issued (excluding derivative financial instruments and amortized cost) totaled 5,416.2 million euros, 48% at variable rates and 52% at fixed rates before the effect of rate hedging, and 46% at variable rates and 54% at fixed rates after hedging.

The table below shows the Group's net debt by type of rate at December 31, 2007:

	Total	Net debt at fixed rates	Net debt at variable rates	Less than 1 year	1 to 5 years	>5 years
			(In million of euros)			
Amount	**5,416.2**	2,825.7	2,590.5	680.3	3,324.0	1,411.9

The table below shows the Group's net debt position exposed to variable interest rates at December 31, 2007:

	Total
	(In million of euros)
Gross debt	4,236.3
Cash flow assets(*)	1,645.7
Net position before management	2,590.5
Impact of interest rate derivatives	(79.3)
Net position after management	2,511.2
Impact of a 1% increase in short term interest rates	25

(*) Corresponds to the items "Financial assets valued at fair value by earnings" and "Cash and cash equivalents" in the Group's combined balance sheet.

A sensitivity analysis of the market risk is set forth in note 14.3.4 to the combined financial.

An increase in interest rates could also force the Group to finance or refinance acquisitions or investments at a higher cost.

The interest rate risk management policy is described in Section 4.2.4.1.

4.1.4.2 Exchange rate risk

Due to the nature of its activities, the Group has little exposure to the transaction exchange risk, *i.e.* the flows related to the activity of SUEZ Environnement and its subsidiaries are denominated in their local currencies (with the exception of some Degrémont activities).

However, because of the geographic diversification of its activities, the Group is exposed to a conversion risk, *i.e.* its balance sheet and income statement are sensitive to variations in foreign exchange parities when the financial statements of its foreign subsidiaries outside the euro zone are consolidated. Consequently, the fluctuation of the value of the euro against these different currencies may affect the value of these items in its financial statements, even if their intrinsic value has not changed in their original currency.

The table below shows the distribution of the Group's net debt by currency at December 31, 2007:

	Euros	US Dollars	Pounds Sterling	Other(1)	Total
	(In million of euros)				
Net debt before the effects of forex derivatives	3,178.4	785.8	561.8	890.2	**5,416.2**
Net debt after the effects of forex derivatives	2,664.1	863.0	794.3	1,094.8	**5,416.2**
Impact of a 1% change in exchange rate on the net position after management	0	8.5	7.9	10.8	**27.2**

(1) Mainly the Moroccan dirham, Hong Kong dollar, and Chilean peso.

The table below sets forth the allocation of the capital employed by the Group by currency as of December 31, 2007:

	Euro	US Dollar	Pound Sterling	Other(1)	Total
	(In million euros)				
Capital employed	6,035	1,260	925	1,064	**9,284**

(1) Mainly the Australian dollar, the Czech crown, the yuan and the Swedish crown.

With respect to the dollar, the table below presents the impact of the evolution of the dollar in 2007 compared to 2006 on the revenue, the EBITDA, the net debt and the amount of the shareholders' equity as of December 31, 2007:

	Variation(1)
	(In million euros)
Revenue	(47)
EBITDA	(7)
Net debt	(93)
Total shareholders' equity	(41)

(1) With respect to the revenue and the EBITDA, the calculations have been made on the basis of a variation of the average rate US$/€ 2007/2006 (−8.4 %); with respect to the net debt and the shareholders' equity, on the basis of the closing rate US$/€ as of December 31, 2007 and 2006 (−10.5 %).

With respect to the dollar, the table below presents the impact of the evolution of the dollar between December 31, 2007 and May 16, 2008 on the revenue, the EBITDA and the net debt as of December 31, 2007:

	Variation(1)
	(In million euros)
Revenue	(58)
EBITDA	(11)
Net debt	(43)

(1) With respect to the revenue and the EBITDA, the calculations have been made on the basis of a variation of the average rate US$/€ in 2007 (1.37) and the rate of May 16, 2008 (1.55); with respect to the net debt the calculations have been made on the basis of a variation of the closing rate US$/€ as of December 31, 2007 (1.47) and the rate of May 16, 2008 (1.55).

With respect to the pound sterling, the table below presents the impact of the evolution of the pound sterling between December 31, 2007 and May 16, 2008 on the revenue, the EBITDA and the net debt as of December 31, 2007:

	Variation(1)
	(In million euros)
Revenue	(159)
EBITDA	(18)
Net debt	(61)

(1) With respect to the revenue and the EBITDA, the calculations have been made on the basis of a variation of the average rate €/£ in 2007 (0.68) and the rate of May 16, 2008 (0.79); with respect to the net debt on the basis of the closing rate of December 31, 2007 (0.73) and the rate of May 16, 2008 (0.79).

A sensitivity analysis of the exchange risk is set forth in Note 14.3.4 of the combined financial statements.

The foreign exchange rate risk management policy is described in Section 4.2.4.2.

4.1.4.3 Liquidity risk

The following table presents the debt schedule for the Group and the amount of its cash at December 31, 2007:

	Total	2008	2009	2010	2011	Beyond 2011
			(In million of euros)			
Total loans	**5,674.6**	938.7	759.8	1,871.2	309.2	1,795.7
Overdrafts and cash current accounts	**1,387.3**	(1,387.3)	—	—	—	—
Total outstanding financial debt	**7,061.9**	2,326.0	759.8	1,871.2	309.2	1,795.7
of which SUEZ share	**2,204.0**	1,366.0	6.0	722.0	58.0	52.0
Cash(1)	**1,645.7**	1,645.7	—	—	—	—
Net debt (excluding derivative financial instruments and amortized cost)	**5,416.2**	680.3	759.8	1,871.2	309.2	1,795.7

(1) Includes financial asset items valued at fair value by earnings and Cash and cash equivalents

Some loans contracted by the subsidiaries of the Group or by SUEZ Environnement on behalf of its subsidiaries include clauses requiring specific ratios to be maintained. The definition and the level of the ratios, i.e. the financial "covenants", are determined in agreement with the lenders and may be reviewed during the life of the loan. These covenants are presented in Section 10.2 of this prospectus. The loans subject to financial covenants represent 22% of the credit lines of the Group representing more than 50 million euros as of December 31, 2007. Excluding the debt securitization agreement described in Section 10.2, the compliance with such financial covenants is generally assessed at the level of the subsidiaries of SUEZ Environnement. Finally, none of these financial covenants is based on the value of the shares of SUEZ Environnement or SUEZ Environnement Company, or on the Group's rating.

As of the date of this prospectus, there is no payment default on the Group's consolidated debt. There was also no payment default on the combined debt of the Group at December 31, 2007.

The following chart shows loans contracted by the Group at December 31, 2007, in excess of 50 million euros:

Type of security issued or loan contracted	Fixed rate or variable rate	Amount of credit line (in million of euros)	Amounts drawn down at December 31, 2007 (in million of euros)	Term	Covered? (Yes/No)
Loan	Fixed rate	380	380	2010	Yes
Credit line	Variable rate	400	290	2010	Yes
Fixed interest loan	Fixed rate	255	255	2010	Yes
Loan	Fixed rate	200	200	2010	Yes
Fixed interest loan	Fixed rate	142	142	2026	No
Syndicated loan	Variable rate	66	54	2013	No
Fixed interest loan	Fixed rate	54	54	2026	No
Syndicated loan	Variable rate	87	87	2013	No
Credit line	Variable rate	170	105	2008	No
Fixed interest loan	Fixed rate	82	82	2019	No
Credit line	Variable rate	150	75	2010	No
Bank loan	Variable rate	70	70	2017	Yes
Lease purchase	Fixed rate	70	70	2018	No
Project finance	Variable rate	65	65	2020	Yes
Bank loan	Variable rate	50	50	2008	Yes

Furthermore, on January 21, 2008, SUEZ Environnement Company, signed a one-year, two-party, variable rate credit agreement for a total amount of 814.5 million euros, which is renewable at the discretion of the borrower for a further term of 364 days. This agreement was entered into to finance payment of the shares brought into the public offering on Agbar (drawn down in one amount on January 23, 2008).

At December 31, 2007, the Group had the following unused confirmed credit facilities available:

Year of expiration	Confirmed but unused credit facility programs
	(In million of euros)
2008	**306.2**
2009	**29.5**
2010	**138.6**
2011	**—**
2012	**—**
After 2012	**102.7**
Total	**577.1**

It is possible, due to the Spin-off/Distribution described in Section 5.1.6 of this prospectus, that the financing conditions that the Group will obtain will be less favorable than those it enjoyed before the Spin-off/Distribution operation.

The liquidity risk management policy is described in Section 4.2.4.3.

4.1.4.4 Counterparty risk

The Group is exposed to a counterparty risk on its cash investments and its use of derivatives to control its exposure in certain markets.

The Group's surplus cash is invested either with the SUEZ group (through cash investment or cash centralization systems) or with international banks.

The derivative financial instruments used by the Group are intended to manage its exposure to foreign exchange and interest rate risks and its risks on commodities. The financial instruments used are essentially forward purchases and sales and derivative products ("futures" or options).

The counterparty risk management policy is described in Section 4.2.4.4.

4.1.4.5 Equity risk

The Group has interests in publicly traded companies, the value of which changes based on trends in global stock markets. These traded shares are booked as securities available for sale in the Group's combined financial statements.

At December 31, 2007, the Group held interests in publicly traded companies (mainly Acea, Aguas de Valencia, Gas Natural and SUEZ) worth 795.9 million euros in market and book value. An overall decrease of 10% in the value of these shares compared to the prices at December 31, 2007, would have had an impact of roughly 66 million euros on the Group's equity shares (without taking Aguas de Valencia into consideration).

The equity risk management policy is described in Section 4.2.4.5.

4.1.5 Insurance risks

The Group's policy with respect to insurance is described in Section 4.2.6 of this prospectus.

The Group believes that its insurance policies take into account the nature of the risks incurred by the Group and match the current offerings on the insurance market for groups of similar size with similar activities.

However, it is still possible that, in certain cases, the Group may have to pay large indemnities that are not covered by the existing insurance program or incur very significant expenses that will not be reimbursed or will be insufficiently reimbursed under its insurance policies. In particular, with respect to civil liability and environmental risks, although the Group has premium insurance, it is possible that the Group may incur liability above the amount of its coverage or for events not covered.

4.1.6 Legal risks

In the normal course of their activities, the Group's companies may be involved in a number of legal, administrative, or arbitration proceedings. The most significant current or potential disputes are detailed in Section 20.5. In the context of some of these proceedings, significant amounts as to claims are or may be brought against the Group's entities. Although the Group's policy is prudent in this regard, the provisions booked for this purpose by the Group could be insufficient, which could have significant negative consequences on its financial position and earnings.

Generally, it is possible that, in the future, new proceedings, either related or unrelated to current proceedings, may be brought against one of the entities of the Group. An unfavorable outcome to such proceedings could have a negative impact on the activity, financial position, or earnings of the Group.

4.1.7 Risks related to taxes

Independently of the Group's policy to comply with the applicable laws and regulations in each of the countries in which the Group operates as well as with international tax rules, certain provisions may present a source of risks because they are unclear, difficult to interpret, or subject to changing interpretation by local authorities. Moreover, in the European Union, tax rules that currently apply to entities of the Group are being reviewed by the European Commission and could be reconsidered.

In addition, in the normal course of their business, the companies in the Group could face tax audits by local public authorities. In this area, tax audits performed by French or foreign authorities are in progress. The tax audits may result in corrections and sometimes result in tax disputes in the competent jurisdictions. The current main tax disputes of the Group are described in Section 20.5.6 of this prospectus. The Spin-Off/Distribution tax regime for SUEZ and the Company, according to tax ruling applications is detailed in section 5.1.6.6.

4.1.8 Risks related to the Company's stock

The Company's shares have never been traded on a stock exchange

As of the date of this prospectus, the shares of the Company have never been traded on a regulated or unregulated market. The initial prices of the Company's stock on the Euronext Paris and Euronext Brussels exchanges will reflect the first market orders, the nature and volume of which will depend on certain elements, including the prevailing market and economic conditions at the time, the Group's earnings, the state of the Group's business, its management, and investor interest, as well as any sales on the market by SUEZ shareholders who receive Company shares in the operation described in this prospectus. These prices may not reflect what the market price of the Company's shares will be in the months following the operation described in this prospectus when the various market players will know more about the Group.

Although the Company has requested its shares to be listed for trading on the Euronext Paris and Euronext Brussels exchanges, it cannot guarantee the existence of a liquid market for its shares or that such a market will develop or last. If a liquid market for the Company's shares does not develop, the liquidity and the price of the shares could be affected.

The Company's share price may be volatile and subject to market fluctuations

In recent years, the stock exchanges have been quite volatile, sometimes with no correlation with the earnings of the companies whose shares are traded on those markets. Market fluctuations and economic conditions could significantly affect the Company's share price.

The Company's share price could also be affected by numerous events that affect the Group, its competitors, or general economic conditions, and the water and waste sectors in particular. Accordingly, the Company's share price could fluctuate significantly in reaction to events such as:

— variations in the financial results of the Group or of its competitors from one period to the next;

— announcements by competitors or announcements about the water and waste sectors;

— announcements of changes in the Company's shareholders;

— announcements of changes in the management team or key personnel of the Group;

— changes in the future outlook for the Group and its businesses or the water and waste sectors in general;

— changes in the content of research analyses about the Group;

— changes in economic and market conditions.

4.2 Risk management and control within the Group

4.2.1 General framework of the Group's risk management and control

The Group's risk management activities imply the identification and assessment of the risks and the implementation of action plans and hedges.

The Group has adopted an integrated corporate risk management policy designed to provide a complete overview of the portfolio of risks through the use of methods and tools common to all subsidiaries and functional divisions.

The Chief Risk Officer is responsible for coordinating this integrated approach. He has a network of Risk Officers who are responsible for seamlessly and consistently executing the risk assessment and management techniques within the different subsidiaries. The network is headed by the Chief Risk Officer.

A risk mapping process for the whole Group has been in place for several years. The risks are identified, classified by category (strategic, financial, operational, ad hoc), assessed (by significance and frequency), and quantified when possible. Then the method for handling them is reviewed, which action plans at different levels of the company.

This process, which is centrally directed by the Chief Risk Officer and in the subsidiaries by the network of Risk Officers, builds an annual summary of major risks for the Group. It includes steps to select significant individual risks and, if applicable, aggregate homogeneous risks.

The subsidiaries maintain responsibility for implementing the most appropriate risk management policy for their particular activities. However, certain trans-Group risks are directly managed by the appropriate staff department:

— The Legal Department analyzes, monitors, and manages the Group's legal risks. This monitoring is based on periodic reporting from the subsidiaries and SUEZ Environnement and is conducted by a network of lawyers.

— Within the Financial Department, the Financing and Financial Transactions Department analyzes, with the subsidiaries, the Group's main financial risks (rates, main currencies, and banking counterparties), develops instruments for measuring positions, and defines the policy for hedging risks. The Planning and Control Department conducts a critical analysis of the actual and projected financial performance of the subsidiaries through monthly monitoring of operating and financial indicators. It prepares the Group's short-term and medium-term financial forecasts and participates in the analysis of the development projects of the Group and its subsidiaries. The Internal Control Department, which is responsible for internal control, has deployed a documentation, improvement and annual assessment of internal control program within the main subsidiaries of the Group in collaboration with the Group's staff and operational departments. The principal mission of the Tax Department is to identify and analyze the Group's tax risks.

— The Internal Audit Department, in coordination with the Chief Risk Officer, proposes its annual audit plan on the basis of an analysis of the operational and financial risks of the companies in the Group. This audit plan is approved by the senior executives. The objectives of the internal audit are to assess the contribution of the audited entities in relation to their commitments, validate their risk analyses and control, and verify that the Group's procedures, guidelines, and charters are implemented. At the end of every assignment, the Internal Audit Department communicates its conclusions and recommendations for corrective actions.

— The Department of Human Resources analyses the main labor risks and the gaps in terms of skills and corporate culture and develops action plans to recruit local talent and develop skills. The Health and Safety Department monitors and ensures the prevention of occupational illnesses and accidents related to the Group's services. It ensures that warning and crisis management procedures are established at SUEZ Environnement subsidiaries in order to establish a culture of prevention at all levels, which also improves the quality and continuity of operations.

— The Operations, Research and Environment Department studies the environmental risks and coordinates the actions needed to strengthen control of those risks and compliance with environmental requirements. It studies the operational risks related to the Group's production systems and assists the subsidiaries in solving operational problems at their sites. It establishes and distributes best practices and operational benchmarks to the subsidiaries.

— The Information Systems Department analyses and manages risks related to information systems in order to guarantee availability, completeness, and confidentiality of information.

— The Insurance Department, in conjunction with the subsidiaries, is the contracting authority for the Group's insurance programs to cover industrial and environmental damages, business interruptions, and liability (civil, professional, etc.).

— The Communication Department analyzes and manages the risks to image and reputation. It prepares and executes adequate crisis communication plans in relation to the subsidiaries. Press coverage is regularly monitored and coordinated.

4.2.2 Management of industrial and environmental risks

The Group's activities may lead to industrial accidents or serious environmental and health impacts. Moreover, the Group must comply with increasingly stringent environmental and public health rules. The corresponding risk factors are described in Section 4.1 above.

These risks are methodically considered within the Group, both in waste treatment and in the water segment. In addition, the Group has established a specific policy for the most dangerous sites it owns or operates on behalf of its clients.

This management of industrial and environmental risks is one of the principal aspects of the Group's environmental policy (see Section 6.8 for a description of the Group's environmental policy).

4.2.2.1 For waste treatment

In waste treatment, each site has been subject to at least one environmental audit and one health and safety audit in the past four years. These audits, performed by the Group or by external experts, identify any non-compliance with applicable regulations, detect specific risks, and implement plans for corrective measures. Non-compliance can be attributed to regular changes in regulations which require upgrades to operations. They may also be due to acquisitions of plants for which investments are planned or to simple aging of managed plants. The use of private operators is often justified by difficulties in managing plants subject to increasingly stringent regulations. When the Group assumes responsibility for managing plants, some may not necessarily comply with regulatory requirements. When an area of non-compliance is identified, the Group implements different types of responses, which may consist of improvements in the operational management of a site or investments in the site to strengthen or replace equipment.

Under service delegation contracts, such decisions must be approved by the customers, the local authorities, or manufacturers, who remain completely responsible for certain investments. Nevertheless, the Group endeavors to alert its customers so that they can anticipate future standards. For example, in Europe, where the Group manages household waste incinerators on behalf of local communities, the Group has implemented an important awareness raising program with local authorities anticipating the European environmental regulations in terms of reduction in authorized emission cap that have been applicable since December 2005.

4.2.2.2 *For the production and distribution of drinking water and wastewater treatment*

In the water sector, each subsidiary is responsible for its own mechanism to manage environmental risks. A centralized control process similar to the process implemented for waste was created three years ago. The audits, which are performed by the Group or by external experts, focus primarily on the wastewater treatment plants, water treatment chemicals, storage, and sludge management of wastewater treatment plants. Finally, risk prevention plans either support or precede the implementation of an environmental management system.

The Group ensures preventive management of health risks and systematically notifies customers that own plants of cases where the water treatment plants are not adapted to the resource to be treated, and proactively proposes solutions best adapted to the specific context. Similarly, the Group informs local public entities who own sewage treatment networks and wastewater treatment plants of the required upgrading to the applicable standards. When studies and/or compliance work is conducted by these owner authorities, the Group ensures progress through regular reporting. However, if the Group owns the plants, such projects are included in its investment programs.

With respect to the specific issue of lead pipes (France has set a goal to phase them out by 2013), the Group's contracts include the work required to replace lead pipes, or, if applicable, it responds to bid tenders from local communities for the removal of these pipes.

4.2.2.3 *The most hazardous sites*

Major industrial risks or environmental risks associated with the most hazardous sites are subject to strict and specific national and international regulations and are regularly monitored by public authorities and Group experts.

Within the European Union, the Group operates three "high-threshold" Seveso sites (as defined by amended European directive 96/80/EC of December 9, 1996, which covers plants that may present significant health and safety risks to neighboring populations and the environment, through the danger of explosion or the release of harmful products) located in Germany and Spain, and eight "low-threshold" Seveso sites in France, Belgium, the Netherlands, and Germany. The Group's "high-threshold" Seveso sites are audited every three years by the internal environmental audit unit. All of these sites are carrying regular inventories of the hazardous substances or preparations stored on site. They have to comply with the regulatory procedure for hazard studies and risk analyses. The design, construction, operation, and maintenance of plants located on these sites are adapted and constantly improved in order to prevent any risk of a major accident.

The site in Herne (Germany), which is operated by SITA Remediation, uses pyrolysis to treat 30,000 tons of soil polluted with mercury, pyralene, and PAH (polycyclical aromatic hydrocarbons) every year. An Environmental officer and a Seveso officer have been appointed by the Company to ensure proper implementation of the regulations. An annual three-day audit is conducted by the German government's environment and labor departments. This site was audited in 2006 by the Group's environmental audit team. No major non-compliance or major environmental risk was found. Moreover, the site is certified *"Entsorgungsfachbetrieb"*, a German environmental certification, subject to an annual government audit before renewal.

The site in Constanti (Spain) is a hazardous waste incinerator which treats 40,000 tons a year. The site in Barbera (Spain) is a transfer and collection site for hazardous waste that treats 12,000 tons a year. These two sites were audited in 2007 by the Group's Environmental audit team. No major non-compliance or major environment risk was found. Both sites hold ISO 14001 certification.

4.2.2.4 *Emergency plans*

Each of the Group's subsidiaries has established Emergency plans that include a twofold organization: a mandatory system that ensures an alert and the immediate mobilization of crisis management resources and a dedicated crisis management organization that provides effective management throughout the duration of the crisis. This mechanism provides for crisis management teams that are capable of assessing internal or external impacts, whether technical, social, medical, or economic, or whether they affect the Group's reputation. Focus is given on constantly increasing awareness and training for crisis management teams, particularly through simulations, and on the development of a culture of exchange and sharing between local teams and their outside contacts. These plans are audited annually.

4.2.3 Management of legal risks

As a result of its international operations, its activities, and an increasingly complex and restrictive regulatory environment, the Group pays particular attention to management of legal risks.

The Group has specifically implemented internal legal vigilance rules for the various operating entities and their employees. More specifically, these rules cover the processes to be followed for the signature of certain contracts, as well as feedback on the risks of disputes (in order to allow early management) and developments regarding existing major disputes.

The terms and conditions for certain Group activities, particularly the fact that certain contracts are very long term (30 to 50 years) and consequently subject to periodic renegotiations, also require the ongoing involvement of the Group's legal departments in order to assist operating departments in conducting these renegotiations.

Moreover, the Group frequently uses training in order to raise employee awareness of the importance of managing legal risks and respecting the legal vigilance rules it has established.

4.2.4 Management of market risks

In the context of its operating and financial activities, the Group is exposed to market risks such as foreign exchange risks, interest rate risks, liquidity risks, or the risk related to certain commodity prices. In order to ensure better management of these risks, the Group has implemented the management rules described below.

Within the Group, the management of market risks is defined by the Treasury Committee, which is chaired by the Chief Administrative and Financial Officer.

The Group primarily uses financial instruments to manage its exposure to fluctuations in interest rates, exchange rates, and commodity prices.

4.2.4.1 Management of interest rate risk

The Group's exposure to interest rate risk is described in Section 4.1.4.1.

The Group's policy is to diversify the reference rates for the net debt among fixed rates, variable rates, and variable capped rates. The Group's objective is to obtain a balanced distribution among the different rates, which may change based on market conditions.

The Group therefore uses interest rate instruments (particularly swaps) in order to protect itself from interest rate increases in the currencies in which the debt is underwritten. Financial instruments held by the Group in order to hedge the interest rate risk are detailed in Note 14.3.2 to the Group's annual combined financial statements.

The Group's exposure to the interest rate risk is centrally managed and regularly reviewed (generally on a monthly basis) during the meetings of the Treasury Committee.

The hedging decided by the Treasury Committee is generally executed and implemented on behalf of the subsidiaries by the Group's Treasury and Financing Department.

4.2.4.2 Management of foreign exchange risk

The foreign exchange risk to which the Group is exposed is detailed in Section 4.1.4.2.

Based on its expectations for currencies, the Group may decide to hedge the cash flow from future dividend payments using forward sales only.

For assets denominated in non-euro currencies, the group's hedging policy is to set up liabilities denominated in the same currency as the cash flows generated by the related assets.

Among the hedging instruments used, borrowings in the relevant currency constitute the most natural hedging tool. The Group also makes use of foreign exchange derivative products (currency swaps and foreign exchange swaps), which generally create currency debts. The financial instruments held by the Group to hedge foreign exchange risks are detailed in Note 14.3.1 to the Group's annual combined financial statements.

However, this hedging policy is not implemented (or is only partially implemented) under certain circumstances, in particular:

— if the hedging cost (the final interest rate of the reference currency) is too high;

— if the liquidities in the currency or the available hedging durations are insufficient;

— if market expectations for the relevant currency are contrary to current trends.

The asset hedging ratio (which is the ratio between the book value of an asset denominated in a non-euro currency and the debt established on this asset) is reviewed periodically, in the light of market conditions and on the entry or exit of an asset. Any substantial change in the hedging ratio must receive prior approval from the Treasury Committee.

4.2.4.3 Management of liquidity risk

The liquidity risk to which the Group is exposed is described in Section 4.1.4.3.

The liquidity risk is regularly monitored by the Treasury Committee. The monthly reporting of the combined Group debt includes a schedule of the debt for the current year, years n+1 to n+4, and future years.

The Group is partially financed by SUEZ. The Group also obtains financing from the bank credit market, the bond market through some of its subsidiaries (especially in Spain, the United Kingdom, and Chile), and by securitizing its commercial receivables.

At December 31, 2007, bank loans represented 25% of the Group's gross financial debt (other than bank overdrafts, outstanding bank loans, and the effects of derivatives). Financing on the stock exchanges (use of securitization 4%; use of fixed interest loans 14%) represented 18% of this total. Of this total, 13.5% correspond to the debt of 918 million euros, being the quota share assumed by the Group in the offer covering the total share equity in Agbar. The balance is financed mainly by SUEZ.

As regards to the securitization of commercial debt, a securitization agreement has been entered into with a terms in June 2012 for the subsidiaries SITA France (including Teris), SITA Belgium and SITA Nederland. The debt securitized by these companies represents around 15% of the combined turnover of SUEZ Environnement Company for the fiscal year 2007. The amount of debt ceded under this agreement is consolidated in the SUEZ Environnement Company combined financial statements in compliance with IFRS (cf. note 1-5-1 to the annual combined accounts).

4.2.4.4 Management of counterparty risk

The counterparty risk to which the Group is exposed is described in Section 4.1.4.4.

The Group's policy for managing counterparty risk is based on the diversification of its counterparties (excluding commodity-related risk) and on an assessment of the financial position of the counterparties.

The Group invests the majority of its cash surpluses and negotiates hedging financial instruments with leading international banks. As part of its policy to manage counterparty risk, the Group defines an overall limit for each bank based on its financial soundness and rating assigned by two ratings agencies (Moody's and Standard & Poor's).

The balance of cash surpluses not invested with banks is invested with the SUEZ Group. At December 31, 2007, the balance represented 31.5% of the Group's cash on hand.

4.2.4.5 Management of equity risk

The equity risk to which the Group is exposed is described in Section 4.1.4.5.

The Group's portfolio of listed equities is part of its long-term investment policy. As of the date of this prospectus, the equity risk is not subject to any particular hedging, but the Finance Department monitors price changes in the Group's holdings in various companies on a regular basis.

4.2.4.6 Management of commodity and energy risks

The commodity risk to which the Group is exposed is described in Section 4.1.1.

The Group's hedging policy primarily concerns risk related to fluctuations in oil prices.

The Group's fuel consumption and, more specifically, the fuel consumption of the main subsidiaries active in the waste sector (SITA France, SITA Deutschland, SITA NL) constitutes a major expense item that has been increasing almost continuously since 2004, primarily due to the changing prices of petroleum products; volumes have increased only slightly.

Volumes that are not purchased under contracts under which the revenues are indexed to the change in diesel prices are considered to be "at risk" volumes and are financially hedged using derivative products (particularly swaps).

As of the date of this prospectus, the Group believes that the consumption of diesel by its main subsidiaries in the waste sector (SITA France, SITA Deutschland, and SITA NL) is approximately 54% hedged (25% through contractual indexing and 29% through financial hedging using derivative products).

In order to best implement the planned hedges, the Group's Financing and Financial Operations Department monitors market changes and hedging prices and makes recommendations to the Treasury Committee and interested subsidiaries.

4.2.5 Ethics Program

The Group's presence in many countries means that it must pay particular attention to sharing and respecting ethical values as well as the related regulations and obligations.

Accordingly, the Group adheres to and actively participates in the Ethics Program implemented by the SUEZ Group, which is designed to promote a group culture that encourages responsible behavior (in compliance with the applicable ethical values and regulations) by each employee of the Group.

The Ethics Program primarily consists of the SUEZ charter "Our Values, our Ethics", rules for the organization and conduct of SUEZ Group companies, as supplemented and elaborated by charters, codes, and guidelines. These documents are available to all Group employees on the SUEZ Environnement Intranet site. These documents have been prepared to reflect standards on ethics and conduct issued by national and international bodies (such as the Global Compact, International Labor Organization Conventions, and the OECD guidelines for multinational companies).

The objective of the Ethics Program is to prevent or detect behavior contrary to the Group's ethical rules. It is coordinated within the Group by the Group Ethics Officer. The Ethics Program is applied by all the main subsidiaries, which have a designated ethics officer. The ethics officers are responsible for ensuring the deployment and effectiveness of the Ethics Program within their subsidiary and for implementing internal and external investigation procedures for any element brought to their attention which may potentially violate the Group's Ethics rules.

Each year, ethics officers at each main subsidiary send a report on the application of the ethics program in their subsidiary to their executive management as well as to the Group Ethics Officer. A compliance letter signed by the Chief Executive Officer of each major subsidiary is sent to the Group Ethics Officer every year.

The Group Ethics Officer then produces an annual report on the activities relating to the Ethics Program within the Group, which is submitted to the SUEZ Ethics Officer with a letter of compliance signed by the Chief Executive Officer.

In 2008, SUEZ Environnement Company will create an Ethics and Sustainable Development Committee, which is responsible for ensuring that Group employees are complying with the individual and collective values on which the Group's activities are based. (For a description of the Ethics and Sustainable Development Committee, see Section 16.3 of this prospectus).

In continuation of the present Program, in 2008, the Group Ethics Officer will present an annual report to the Ethics Committee of SUEZ Environnement Company on the activities of the Ethics Program within the Group.

4.2.6 Insurance

To limit the impact of certain events on the Group's financial situation, or to meet contractual and legal requirements, the Group has created dedicated insurance programs to cover its primary risks for property damages, civil liability, and personal insurance.

The policy of transferring risks to the insurance market is established every year and updated as necessary in order to reflect changes in the Group, its activities and the risks it faces, as well as changes in the insurance market. In the context of defining the policy for transferring risks to the insurance market, SUEZ Environnement Company establishes the areas of risk that are centrally underwritten and those which are locally underwritten under the authority of the Insurance Department.

The Insurance Department organizes the policy defined by the Group: selection of brokers and insurers, monitoring policies and, if applicable, the control of prevention and protection policies. For this purpose, it works with a network of specialists or agents within the subsidiaries of the Group.

For each of the traditional areas of insurance (*i.e.* property damage and business interruption, civil liability, and employee benefits), the Group transfers risks to both the insurance and internal financing markets:

— the transfer of risks to the insurance market is performed as often as possible through transversal programs in areas that are considered strategic, either because of the potential intensity of the risks covered or because of the economies of scale generated by the transversal programs;

— the financing of low or moderate risks is largely based on internal financing plans, especially through deductibles or risk retention.

In 2007, the premium volumes (before taxes) relating to the main insurance programs established by the Group in the area of asset protection (material damage and business interruption) and third party recourse amounted to around 0.4% and 0.2% of Group turnover, respectively.

Property damage and business interruption

The protection of Group assets covers property that the Group owns as well as property that it leases or for which it is responsible.

Plants are covered by programs which are usually obtained at Group level. However, insurance policies are also subscribed at the subsidiary level and, in exceptional circumstances, at site level, if justified by contractual requirements. These local insurance policies are identified and monitored by the Insurance Department.

The coverage limits for property damage cover the maximum possible loss assessed for each site.

With respect to business interruption as a result of property damage, the coverage periods taking into account an estimate of the consequences of a total or partial closing of a site (repair period, amount of daily losses, additional expenses, and redundancy).

Building projects are covered by "building site full rise policy" purchased by the project owner, the general contractor or the principal company.

The cost of risk for property damage represents about two-thirds of the cost of risk.

Civil liability

The Group's third party civil liability is covered by various types of civil liability insurance.

Coverage for general civil liability, product liability, professional liability, or liability for environmental damage is part of a Group program obtained and managed by SUEZ Environnement on behalf of all its subsidiaries.

In the event of claims that exceed the maximum coverage under this policy (which is 50 million euros), the Group will benefit from the public liability insurance coverage of the GDF-SUEZ Group.

Certain public liability insurance to meet legal obligations (vehicle fleet, workplace accidents) is covered by specific policies.

Employee benefits

In accordance with legislation currently in force and with Company agreements, programs for personnel accident and health insurance are developed at the operating entities. These programs may either be financed through retention based on capacity or transferred to the insurance market. In France, mutual and insurance programs are largely consolidated and are subject to at least one review per year to analyze risks and trends and anticipate changes in the economic balance of the plans concerned.

5. Information on the Group

5.1 History and reorganization of the Group

5.1.1 Legal name

Since February 11, 2008, the company's legal name has been SUEZ Environnement Company.

Its previous legal name was Houlival.

5.1.2 Trade and Company Register

The Company is registered in the Paris Trade and Company Register under No. 433 466 570.

5.1.3 Date of incorporation and term of the Company

The Company was incorporated on November 9, 2000, for a term of 99 years. Except in the event of early dissolution or extension, the Company will cease to exist on November 9, 2099.

5.1.4 Corporate offices, legal form and applicable legislation

The company's registered offices are located at 1, rue d'Astorg, 75008 Paris. The telephone number of the corporate offices is +33 1 58 18 50 00.

The Company is a French société anonyme (public limited company) with a Board of Directors and is governed by the provisions of Book II of the French Commercial Code.

5.1.5 History of the Group

For 128 years, the SUEZ group has focused on providing public utility services to local public entities, businesses, and individuals in the electricity, gas, water, and waste management sectors. Since 2003, SUEZ Environnement has handled all the expertise in water management, wastewater treatment and waste management services within the SUEZ group. This expertise is deployed by internationally known trademarks such as Degrémont, Safège, Lyonnaise des Eaux or SITA, which are renowned for the expertise that they have accrued, in certain cases, for more than a century to serve their customers.

1880, creation of Société Lyonnaise des Eaux et de l'Eclairage

The company was involved in the public services of water, electricity, and gas distribution in rapidly growing cities and suburbs such as Cannes, Bordeaux, Lille or Rouen. From the very beginning, Lyonnaise des Eaux also developed its activities abroad.

1919, creation of SITA

The Société Industrielle des Transports Automobiles (SITA) was one of two service providers selected to collect household waste in Paris. At that time, SITA had two activities: transport of all kinds and delegation of public services. It diversified into passenger transport and corporate vehicle leasing.

1946, partial nationalization of Lyonnaise des Eaux

In 1946, France nationalized the gas and electricity sectors. Société Lyonnaise des Eaux et de l'Eclairage was partially nationalized. At that time, the company focused on water-related activities to meet the growing demand for services and network development in the suburbs of large cities. In line with this same growth strategy, Lyonnaise des Eaux became a majority shareholder in Degrémont, a water treatment company established in Paris in 1939.

1971, acquisition of SITA

In the 1970s, to meet the increasing requirements in terms of environmental protection, SITA set up a waste sorting and recycling branch. In 1971, Lyonnaise des Eaux acquired a stake in SITA, which became "the waste services division" of the Group. Since 2000, the SITA has been wholly owned by the SUEZ group.

1974, Compagnie financière de SUEZ, the majority shareholder of Lyonnaise des Eaux

In 1974, Compagnie Financière de SUEZ became the majority shareholder of Lyonnaise des Eaux. After being nationalized by the French government in 1982, Compagnie Financière de SUEZ was privatized in 1987.

1997, merger of Compagnie financière de SUEZ and Lyonnaise des Eaux

In 1997, the merger between Lyonnaise des Eaux and Compagnie Financière de SUEZ resulted in SUEZ Lyonnaise des Eaux, the world's leading group for local services.

2003, formation of SUEZ Environnement

In 2001, SUEZ Lyonnaise des Eaux became SUEZ and, through a capital contribution, combined all of its water-related activities within Ondeo as part of a spin-off process. Water activities in France were consolidated under the name Lyonnaise des Eaux France.

In 2003, the water and waste activities were reorganized within SUEZ Environnement following the merger of SITA with Ondeo Services, which changed its name to SUEZ Environnement. SUEZ Environnement then held nearly all the environmental activities of the SUEZ group in the water, waste, and engineering sectors.

2008, listing of SUEZ Environnement Company

As part of the merger between SUEZ and Gaz de France, which will create a global leader in the gas and electric sectors and a strong French-Belgian base, SUEZ has decided to complete the consolidation of all its environmental operations within a new company, SUEZ Environnement Company. SUEZ will contribute all the shares of the former company SUEZ Environnement and distribute 65% of the Company's share capital to shareholders of SUEZ prior to the merger. After this distribution, the merged GDF-SUEZ entity will maintain a stable 35.41% stake in the Company.

5.1.6 Reorganization of the Group's activities

5.1.6.1 Overview of the Group reorganization

The listing of the Company's shares for trading on the Euronext Paris and Euronext Brussels exchanges is part of the creation by SUEZ of a division that holds all the Water and Waste activities of the Group, for which the Company will be the holding company (the "**Spin-off**"), followed by the distribution by SUEZ to its shareholders (other than SUEZ), proportionally to their holdings in SUEZ's capital, of one (1) share in the Company for four (4) shares in SUEZ (see Section 5.1.6.4). Suez will hence distribute new shares of the Company issued as compensation for the Spin-off, representing in total 65% of the Company's equity on execution of the Spin-off. This will be done immediately before the SUEZ-Gaz de France merger is completed (the "**Distribution**", together with the **Spin-off,** the "**Spin-off/Distribution**").

The Spin-off/Distribution is part of the merger and absorption of SUEZ by Gaz de France (as described in the prospectus that received AMF visa no. n°08-126, dated June 13, 2008). The Spin-off/Distribution and the listing of the Company's shares for trading on the Paris Euronext and Euronext Brussels exchanges will give the Group increased visibility, direct access to the financial markets, and the support of a stable base of shareholders to continue its dynamic growth strategy. For the listing of the Company's shares for trading on the Paris Euronext and Euronext Brussels exchanges, GDF-SUEZ, Groupe Bruxelles Lambert, Sofina, La Caisse des Dépôts et Consignations, Areva, and CNP Assurances entered into a shareholders' agreement on June 5, 2008, concerning their investment in the Company's capital. The main provisions of this agreement are described in Section 18.3 below.

The Spin-off/Distribution will take place subject to completion of the conditions precedent mentioned in Section 5.1.6.1 (d) below at midnight on the day that shares in the Company are admitted for listing on the Euronext Paris exchange as specified in the Euronext Paris admission notice, (the "**Completion Date**"), immediately after the completion of the merger of Rivolam into SUEZ (see Section 5.1.6.2 (c) below) and immediately before the completion of the SUEZ-Gaz de France merger (see section 5.1.6.1 (c) below — Indicative timeline transactions). As a result, the merger of Rivolam into SUEZ, the Spin-off/Distribution and the SUEZ-Gaz de France merger will be completed on the Completion Date. The Company's shares will be listed for trading on the Paris Euronext and Euronext Brussels exchanges on the same day at the opening of the markets for trading.

As of the date of this prospectus, it is contemplated that the admission of shares in the Company for trading on the Euronext Paris and Euronext Brussels exchanges will take place on July 22, 2008.

The completion of the Spin-off/Distribution is accompanied by the restructuring transactions described in Section 5.1.6.2 below (the "**Restructurings**").

(a) Simplified chart of the Group

The simplified chart featured below illustrates the capital relationships and voting rights of the principal entities of the environment division of SUEZ before the completion of the transactions described in Section 5.1.6 of this document.



Suez
100%
100%
Rivolam
Suez Environnement Company (ex Houhval)
Suez Environnement
Waste Europe
Water Europe
International
Terralys
Novergie
Teris
SITA France
SITA UK
S.E. UK
S.E. Germany
SITA Deutschland
SITA NL
S.E. España
SITA Belgium
SITA Sweden
SITA Finland
SOCALUX
Lamesch
LDE F
OIS
SAFEGE
Hisusa
AGBAR
Adeslas
S.E. Germany
Eurawasser
ONDEO Italia
ACEA
Acque Toscane
Degrémont
S.E. NA
United Water
Swire SITA
SFH
SFWD
Macao Water
CEM
Palyja
SembSITA Pacific
SembSITA Australia
SITA Australia
LYDEC
SITA El Beida
SITA Holding BE
SITA Polska
SITA CZ
Water CZ & Hungary*2
BAL Ondeo
*1 99,995%; 0,005% is held directly by SUEZ
*2 Equity interests in water companies in Czech Republic and Hungary
*3 25% of which is held by SE Sweden. SITA Holding BE fully owned subsidiary

(b) Simplified chart of the Group after the Spin-off/Distribution

A simplified chart illustrating the capital relationships and voting rights of the principal entities of the Group immediately after completion of the merger of Rivolam into SUEZ and the Spin-off/Distribution is provided in Section 7.1 of this prospectus.

(c) Indicative timeline

Signature of the Spin-off and merger agreements:	June 5, 2008
Publication of the BALO notice calling the SUEZ and Gaz de France extraordinary shareholders' meetings:	June 11, 2008
AMF visa on the prospectus:	June 13, 2008
Publication of the BALO notice calling the SUEZ and Gaz de France combined ordinary and extraordinary shareholders' meetings:	June 30, 2008
Combined ordinary and extraordinary shareholders' meeting of SUEZ Environnement Company:	July 15, 2008
Combined ordinary and extraordinary shareholders' meetings of SUEZ and Gaz de France:	July 16, 2008
Completion Date (as defined above):	July 22, 2008
Execution of the following concurrent operations in the order indicated below at zero hours (GMT+1):	
— merger of Rivolam into SUEZ;	
— Spin-off/Distribution;	
— SUEZ-Gaz de France merger.	
Listing of SUEZ Environnement Company shares and allotment rights for shares of SUEZ Environnement Company on the Euronext Paris and Euronext Brussels exchanges	July 22, 2008

End of listing of the SUEZ Environnement Company allotment rights on the Euronext Paris and Euronext Brussels exchanges; transfer of these rights (on closing of the trading session) to, respectively, compartment of the securities delisted from the regulated markets of Euronext Paris and compartment of the temporary securities from the regulated Euronext Brussels exchanges: . . . . October 22, 2008

End of registration of the allotment rights for SUEZ Environnement Company shares compartment of in the securities delisted from the regulated markets of Euronext Paris and compartment of the temporary securities from the regulated Euronext Brussels exchanges: . . . . June 22, 2010

(d) Conditions precedent

The Spin-off/Distribution remains, at the date of this prospectus, subject to the completion of the following conditions precedent:

- visa from the French *Autorité des Marchés Financiers*;
- completion of the merger of Rivolam into SUEZ;
- approval by the SUEZ combined ordinary and extraordinary shareholders' meeting of the Spin-off agreement, of the agreed Spin-off, and of the Distribution;
- approval by the combined ordinary and extraordinary shareholders' meeting of the Company of the Spin-off agreement, of the agreed Spin-off, and of the resulting increase in the Company's capital;
- the decision of Euronext Paris to authorize the listing of the Company's shares for trading on the Euronext Paris exchange;
- the decision of Euronext Paris to authorize the listing of the allotment rights to shares of the Company for trading on the Euronext Paris exchange; and
- the completion of all the conditions precedent contained in the merger agreement relating to the SUEZ-Gaz de France merger other than the completion of the Spin-off/Distribution; for information purposes, these conditions (other than those described above) are the following:
  - approval by the SUEZ combined ordinary and extraordinary shareholders' meeting of the merger agreement between SUEZ and Gaz de France, in particular, the approval of the subsequent dissolution without liquidation of SUEZ;
  - approval of the merger by the extraordinary shareholders' meeting of Gaz de France and of the related capital increase;
  - approval by the extraordinary shareholders' meeting of Gaz de France of the assumption of SUEZ obligations regarding stock options and bonus shares, as well as the elimination, if applicable, of the related preferential subscription right;
  - legal effect of the *arrêté* from the Minister of the Economy, Finance, and Employment establishing the terms and conditions of the operation (setting parity and the resumption of option plans) upon approval from the French Commission *des participations et des transferts*;
  - publication of the objectives of the agreement on industrial, commercial, and financial cooperation between Gaz de France and SUEZ;

it being specified that (i) the Spin-off and the resulting increase in the Company's capital followed by (ii) the Distribution will be completed in sequence on the Completion Date, immediately after the completion of the merger of Rivolam into SUEZ and immediately before the completion of the SUEZ-Gaz de France merger.

5.1.6.2 Restructurings

The Restructurings are intended to:

— transfer to SUEZ Environnement or some of its subsidiaries the interests held by SUEZ or its subsidiaries in companies of the environment branch;

— organize the withdrawal of SUEZ Environnement and some of its subsidiaries from the SUEZ Alliance Economic Interest Group (GIE); and

— merge Rivolam into SUEZ.

Moreover, SUEZ Environnement undertook, subject to the completion of the SUEZ — Gaz de France merger, to transfer at market value to SUEZ (or any of its subsidiaries), at the request of SUEZ and at the latest on

November 20, 2008, the 2.55% interest in the Spanish listed company Gas Natural it holds through Hisusa (see Section 6.5.2.2(a) of the prospectus), subject to consents that may be required from third parties.

(a) Transfer of environmental branch interests under SUEZ Environnement or some of its subsidiaries

Prior to the date of this prospectus, SUEZ and some of its subsidiaries transferred to SUEZ Environnement or to some of its subsidiaries the interests they held in companies within the environmental branch, primarily:

— 0.27% of the capital of Lyonnaise des Eaux France;

— 100% of the capital of Lyonnaise des Eaux Deutschland (dormant);

— 1.48% of the capital of the Greek company Eyath — Thessaloniki water company — (water supply and waste treatment services for the city of Thessaloniki);

— 5% of the capital of the company Ecoflow (a company in the process of liquidation);

— 20.75% of the capital of the Moroccan company Lyonnaise des Eaux Casablanca — LYDEC — (water and electricity distribution and liquid waste services in the Casablanca metropolitan area);

— 51% of the Colombian company Bogotona de Aguas (a company that historically provided waste treatment services to the city of Bogota);

— 51% of the capital of the Italian consortium Consortium Intesa Aretina (a holding company with a 46% stake in the company that owns the water supply delegation of public services for the town of Arezzo);

— 100% of the capital of the Vietnamese company Lyonnaise des Eaux Vietnam Water Cy (dormant entity); and

— 50% of the capital of the Moroccan water company Oum Er Rbia (production and wholesale distribution of drinking water).

These interests have been transferred at market value.

SUEZ and the Company also may transfer, at market conditions, to SUEZ Environnement or some of its subsidiaries prior to the Completion Date:

- 100% of the capital of the Australian holding company Lyonnaise Prospect (which owns 51% of the rights in Prospect Water Partnership, the entity that operates the drinking water delegation of public services for Sydney);

- 5% of the capital of the Argentinean company Aguas Cordobesas (delegation of public services for the distribution of drinking water in the province of Cordoba);

- 53% of the capital of the New Caledonian company, Société de Eaux de Tontouta (water pipe management and bulk water sale);

- 44.4% of the capital of the New Caledonian company, Calédonienne des Eaux (water pumping, treatment and distribution); and

- the balance, *i.e.* 50% of the capital of the Moroccan company, Société des Eaux de l'Oum Er Rbia (drinking water production and wholesale).

Additionally, given the particular situations of the Argentinean companies Aguas Argentinas and Aguas Provinciales de Santa Fe and the litigation described in Section 20.5.2 of this prospectus, SUEZ and SUEZ Environnement, on June 5, 2008, entered into an agreement, subject to the completion of the SUEZ-Gaz de France merger, for a duration of 20 years, providing for the economic transfer to SUEZ Environnement of the rights and obligations related to or deriving from these shareholdings (the "**Argentinean Rights**"), SUEZ remaining the only owner of the shares of the Argentinean companies and more generally of the Argentinean Rights.

In particular, SUEZ and SUEZ Environnement have agreed, in the terms and conditions provided in this agreement, that:

— SUEZ transfers to SUEZ Environnement the benefit of (i) the pecuniary and more generally the economic rights related to or deriving from the holding of the shares of the Argentinean companies, including any sum that SUEZ may receive in connection with the current or future litigation and (ii) non pecuniary rights related to the holding of the shares of the Argentinean companies;

— the costs, expenses, sentences or other damages of economic nature (other that image damages) which may result or derive from holding the shares of the Argentinean companies (the "Argentinean Risks") are borne by SUEZ up to the economic value of the Argentinean Risks covered by the residual amount of the risk provision booked in SUEZ's financial statements (this amount being 63,404,788.90 as of December 31, 2007), and by SUEZ Environnement for the remaining part. SUEZ commits to repay to SUEZ Environnement the economic value of the amount of any reduction of the provision and, as the case may be, the remainder of said provision on the day the Argentinean Risks disappear or upon the term of the contract;

— SUEZ shall transfer the ownership of the shares of the Argentinean companies upon SUEZ Environnement's first demand.

(b) *Withdrawal of SUEZ Environnement and two of its subsidiaries (Lyonnaise des Eaux France and SITA France) from the SUEZ Alliance GIE*

Withdrawal of SUEZ Environnement, Lyonnaise des Eaux France, and SITA France from the SUEZ Alliance GIE

As of the date of this prospectus, SUEZ Environnement, Lyonnaise des Eaux France and SITA France are members of the SUEZ Alliance economic interest group (GIE), which includes SUEZ and its main subsidiaries. The SUEZ Alliance GIE has obtained several bank loans and issued bonds and has also served as guarantor for certain bonds, loan agreements, and derivative contracts described below, and contracted primarily by SUEZ and SUEZ Finance.

As part of the Spin-off/Distribution, SUEZ Environnement, Lyonnaise des Eaux France and SITA France will withdraw from the SUEZ Alliance GIE effective on the Completion Date (hereinafter referred to as the "**Outgoing Members**"). The articles of incorporation of the SUEZ Alliance GIE stipulate that any member may withdraw, on request, provided that it has executed all its obligations and repaid all its debts to the SUEZ Alliance GIE and the members, and no longer benefits from any guarantee provided by the SUEZ Alliance GIE.

An extraordinary shareholders' meeting of the GIE was held on January 18, 2008, in order to approve the sale of the shares of the Outgoing Members, on condition that (i) the condition set out above shall be met and (ii) the execution of the merger between SUEZ and Gaz de France. As the condition numbered (i) above has been met, the Outgoing Members will sell their shares to the other members of the SUEZ Alliance GIE, subject to the condition precedent that the merger between SUEZ and Gaz de France is completed and effective on the Completion Date.

In compliance with the provisions of article R. 123-105 of the French Commercial Code, on the Completion Date, the agreement of sale will be filed with the clerk of the Paris Commercial Court and an amended registration will be filed with the Paris Trade and Company Register.

Waiver by the creditors of the SUEZ Alliance GIE of the unlimited joint and several liability of the Outgoing Members

In accordance with the provisions of the articles of incorporation of the SUEZ Alliance GIE, an outgoing member of the SUEZ Alliance GIE, remains jointly liable for the commitments made by the SUEZ Alliance GIE prior to the date of withdrawal, except with respect to the creditors of the SUEZ Alliance GIE, who have waived this joint liability. In this context, and except for the issuance by SUEZ Finance of treasury notes guaranteed by GIE SUEZ Alliance (such guarantees have been counter-guaranteed by SUEZ for the benefit of any Outgoing Member). A waiver of the unlimited joint and several liability of the Outgoing Members was requested and obtained from the creditors of the SUEZ Alliance GIE for the debts and commitments assumed with respect to debts and commitments made by the SUEZ Alliance GIE or guarantees that it provided, as well as for any action against the Outgoing Members — on condition that the merger between SUEZ and Gaz de France be executed and that they withdraw from the SUEZ GIE Alliance before December 31, 2008.

Bonds

Bond	ISIN Code	Issuer	Denomination
1	FR0000495848	SUEZ	€1,400,000,000 loan bearing interest at a rate of 5.875% issued in 2 trenches on October 13 and December 6, 1999, with a maturity in October 2009*
2	FR0010466110	SUEZ Finance	€1,000,000,000 variable-rate interest-bearing loan issued on May 14, 2007, and with a maturity in November 2008*

Bond	ISIN Code	Issuer	Denomination
3	FR0010463646	SUEZ Finance	€400,000,000 variable-rate interest-bearing loan, issued on May 3, 2007, and with a maturity in May 2011*
4	FR0000474231	SUEZ Finance	CZK 500,000,000 variable-rate interest-bearing loan, issued on April 24, 2003, and with a maturity in April 2010*
5	FR0000471054	GIE SUEZ Alliance	€300,000,000 loan bearing interest at a rate of 5.50%, issued on November 26, 2002, and with a maturity in November 2012
6	FR0000488207	GIE SUEZ Alliance	€1,250,000,000 loan bearing interest at a rate of 5.50%, issued on February 20, 2002, and with a maturity in February 2009
7	FR0000475733	GIE SUEZ Alliance	€1,250,000,000 loan bearing interest at a rate of 4.25%, issued on June 24, 2003, and with a maturity in June 2010
8	FR0000475741	GIE SUEZ Alliance	€750,000,000 loan bearing interest at a rate of 5.125%, issued on June 24, 2003, and with a maturity in June 2015
9	FR0000475758	GIE SUEZ Alliance	€1,000,000,000 loan bearing interest at a rate of 5.75%, issued on June 24, 2003, and with a maturity in June 2023

* Loan guaranteed by the SUEZ Alliance GIE.

Certain changes have been made in the terms and conditions of the nine bonds indicated above. The meetings of the bond holders of these loans, held on December 3, 2007, agreed to waive the unlimited joint and several liability of the Outgoing Members for the debts and commitments they assumed for bonds issued or guaranteed by the SUEZ Alliance GIE, and any action against them, subject to the condition precedent that the SUEZ-Gaz de France merger will be completed and that the Outgoing Members withdraw from the SUEZ Alliance GIE before December 31, 2008.

Derivative contracts

The co-contracting parties of the SUEZ Alliance GIE agreed to waive the unlimited joint and several liability of the Outgoing Members and any legal actions against them for commitments they assumed with respect to the 4 derivative contracts (interest rate swap agreements) for guarantees provided by the SUEZ Alliance GIE, under said contracts, and any action against them, subject to the conditions precedent that the SUEZ-Gaz de France merger is completed and that they withdraw from the SUEZ Alliance GIE before December 31, 2008.

All the waivers have been finalized with the concerned co-contracting parties in February 2008.

Multicurrency Revolving Credit Facility Agreement

In addition similar waivers to those above mentioned have also been finalized in January 2008 pursuant to the Multicurrency Revolving Credit facility Agreement entered into by SUEZ Alliance GIE for a total amount of € 4,500,000,000.

(c) Merger of Rivolam into SUEZ

Immediately prior to the Spin-off/Distribution, SUEZ will proceed with the merger and absorption of Rivolam; SUEZ holds 100% of this company's share capital (the "**Rivolam Merger**").

This transaction will be executed within the framework of the simplified merger regime, pursuant to the provisions of article L. 236-11 of the French Commercial Code. It will then be submitted for a vote by the SUEZ shareholders at the combined ordinary and extraordinary shareholders' meeting called for July 16, 2008. In compliance with the provisions of article L. 236-3 II of the French Commercial Code, as SUEZ holds all the shares representing the share capital of Rivolam and will hold them until the Completion Date, the Rivolam merger will not result in an increase in the share capital of the Company (and therefore no merger premium).

The Rivolam Merger will involve the automatic transfer of Rivolam assets (composed almost exclusively of the 417,382,531 shares of SUEZ Environnement stock) and liabilities to SUEZ by operation of law. The contributions made by Rivolam will be booked by SUEZ at their net asset value, effective retroactively for accounting and tax purposes on January 1, 2008. Therefore, on the basis of the Rivolam corporate accounts at December 31, 2007, the net assets contributed by Rivolam, which correspond to the difference between the value of the assets transferred (i.e. 6,538,024,279 euros) and the total amount of the liabilities transferred (i.e. 2,435,589 euros), is equal to 6,535,588,690 euros.

The Rivolam merger will result in the dissolution without liquidation of Rivolam, which will take place on the Completion Date prior to the Spin-off/Distribution and the merger between SUEZ and Gaz de France.

SUEZ will become the owner and take possession of the property and rights contributed by Rivolam, consisting of 417,382,531 shares of SUEZ Environnement, as of the Completion Date.

Thus, further to the Rivolam Merger, which will be executed on the Completion Date, immediately before the Spin-off, SUEZ will hold all of the capital and voting rights of SUEZ Environnement.

5.1.6.3 Spin-off

(a) Economic aspects of the Spin-off

(i) Pre-existing relations between the companies involved

Capital links

As of the date of this prospectus, SUEZ holds virtually all the Company's capital and voting rights.

Common directors

As of the date of this prospectus, SUEZ and the Company have no corporate officers in common, with the exception of Gérard Mestrallet.

Common subsidiaries

None.

Technical and commercial agreements

See Section 19 of this prospectus — Operations with Related Parties.

Guarantees

None.

(ii) Reasons and purposes of the transaction

See Section 5.1.6.1 of this prospectus.

(b) Legal aspects of the Spin-off

(i) The transaction itself

The Spin-off consists of a contribution by SUEZ to the Company of all shares issued by SUEZ Environnement, which is subject, pursuant to article L. 236-22 of the French Commercial Code, to the rules governing spin-offs stipulated in articles L. 236-16 to L. 236-21 of the French Commercial Code.

All joint liability between SUEZ and the Company within the context of the Spin-off has been eliminated pursuant to article L. 236-21 of the French Commercial Code.

Consequently, given the absence of joint liability and pursuant to articles L. 236-14 and L. 236-21 of the French Commercial Code, the creditors that are not bondholders of SUEZ and the Company, whose claims are prior to publication of the Spin-off agreement may challenge the Spin-off within thirty calendar days after the last publication of this Spin-off agreement pursuant to article R. 236-2 of the French Commercial Code.

Any challenge by a non bondholders creditor must be filed in the Paris Commercial Court, which may either reject it or order repayment of the claim in question or the establishment of guarantees if SUEZ or the Company, as applicable, offers them, and if they are deemed to be sufficient. Pursuant to provisions set forth by law, a challenge filed by a non-bondholding creditor will not prevent the continuation of the Spin-off transactions.

The Spin-off will apply to all SUEZ Environnement shares held by SUEZ on the Completion Date and correspond to all shares issued by SUEZ Environnement, i.e.:

— 417,382,531 shares of SUEZ Environnement currently held by Rivolam, which will be transferred to SUEZ on the Completion Date as part of the Rivolam Merger;[2] and

— 2,381,363 shares of SUEZ Environnement currently held directly by SUEZ[3].

The Spin-off will result in the universal transfer of the shares issued by SUEZ Environnement. Consequently, as a result of the Spin-off, the Company will be substituted in all the rights and obligations of SUEZ for the said shares.

The Company will own and enter into possession of the SUEZ Environnement shares contributed by SUEZ as of the Completion Date.

Date of the Spin-off agreement

The draft Spin-off agreement prepared in the form of a private agreement was signed on June 5, 2008.

Closing date of the financial statements used for calculating the spin-off values

SUEZ statements

The Spin-off conditions have been established on the basis of (i) the SUEZ corporate financial statements as of December 31, 2007, approved by the shareholders' general meeting of SUEZ held on May 6, 2008, and (ii) a pro-forma balance sheet prepared for the purposes of the Spin-off (which assumes the Rivolam Merger is completed). It is specified that this merger will be completed at the net asset value and will take effect retroactively, from a tax and accounting standpoint, as of January 1, 2008 (the "**Spin-off Balance Sheet**"). Consequently, the SUEZ Environnement shares contributed by SUEZ to the Company under the terms of the Spin-off have been valued on the basis of the Spin-off Balance Sheet.

Financial statements of SUEZ Environnement Company

The conditions of the Spin-off have been established on the basis of the corporate financial statements of the Company for the fiscal year ended December 31, 2007, which were prepared by the Board of Directors on January 16, 2008, and approved on March 6, 2008, by the Company's shareholders.

Tax and accounting effective date of the Spin-off

The draft spin-off agreement provides that the Spin-off will take effect for accounting and tax purposes retroactively as of January 1, 2008, pursuant to paragraph 2 of article L. 236-4 of the French Commercial Code.

Date of completion of the Spin-off

The Spin-off will be completed on the Completion Date, immediately after the execution of the Rivolam Merger and immediately prior to the execution of the Distribution and the execution of the SUEZ-Gaz de France merger.

Date of the meeting of the Boards of Directors to approve the Spin-off

The principle and the terms and conditions of the Spin-off were approved by the Boards of Directors of SUEZ and of the Company, which met on June 4, 2008.

Date of filing of the draft agreement with the Commercial Court

The draft agreement for the partial contribution of assets was filed with the clerk of the Paris Commercial Court on June 6, 2008.

[2] Of these 417,382,531 shares: 5,977,680 are Class A shares, 143,194,127 are Class B shares, 19,655,248 are Class C shares, 7,020,782 are Class D shares, and 241,534,694 are Class E shares.

[3] Of these 2,381,363 shares: 6 are Class A shares and 2,381,357 are Class E shares.

(ii) Control of the transaction

Date of the shareholders' meetings called to approve the Spin-off

The Spin-off will be submitted for the approval of the combined ordinary and extraordinary shareholders' meetings of the Company and SUEZ called respectively for July 15, and for July 16, 2008.

Spin-off auditors

Names and addresses:	Dominique Ledouble, 99 Boulevard Haussmann, 75008 Paris René Ricol, 2 avenue Hoche, 75008 Paris
Appointment:............	By order of the Presiding Judge of the Paris Commercial Court, dated October 17, 2007
Date of reports:	Report on the remuneration for the Spin-off, dated June 5, 2008
	Report on the value of the Spin-off, dated June 5, 2008, a copy of which is annexed to the prospectus.

The conclusions of the auditors as to the value of the Spin-off are the following:

"To conclude our work, in our opinion, valuation of the spin-off assets at 6,157,390,333 euros, is not over evaluated and, therefore, the net asset contributed is at least equal to the amount of the capital increase of the beneficiary company plus the spin-off premium.

Paris, June 5, 2008.

Spin-off auditors,

René Ricol Dominique Ledouble"

The conclusions of the auditors concerning compensation for the Spin-off are the following:

"To conclude our work, noting that the transaction is part of the merger project between Gaz de France and Suez groups, subject to separate reports, in our opinion calculation terms and conditions of the compensation and the proposed compensation for the spin-off which lead to issue 489,642,810 SUEZ Environnement Company's shares, for the purpose of the contribution of 419,763,894 SUEZ Environnement's shares are fair.

Paris, June 5, 2008.

Spin-off auditors,

René Ricol Dominique Ledouble"

(iii) Compensation for the Spin-off

Amount of the capital increase

As compensation for the Spin-off, the Company will complete a capital increase for a nominal amount of 1,958,571,240 euros through the issuance of 489,642,810 new shares with a par value of four (4) euros each.

The Company's capital will be:

increased by the nominal amount of:	1,958,571,240 euros
and thus increased from:	225,000 euros
its current value, to a value of:..	1,958,796,240 euros

It will then be represented by 489,699,060 shares fully-paid, all of the same class.

As of their creation, the new shares will all be ranked pari pasu with the existing shares that comprise the Company's share capital and will be subject to all bylaws provisions of the Company. They will give the right to any dividend distribution, interim dividend or reserve, or similar sum decided, after they are issued.

No double voting rights will be attached to the Company's new shares issued as part of the Spin-off as the Company has not established systems for double voting rights.

The Company's new shares may be traded upon the execution of the Company's capital increase to remunerate the Spin-off, i.e. the Completion Date, pursuant to article L. 228-10 of the French Commercial Code.

Terms of the compensation for the Spin-off

As SUEZ holds, and will hold further to the Spin-off, 99.99% of the share capital of the Company (and that the shares received in remuneration for the Spin-off will represent at least 99% of the Company's equity stock), the compensation terms and conditions of the Spin-off have been contractually set out.

(c) Accounting treatment of the Spin-off

(i) Description and value of the assets contributed and the liability items assumed.

SUEZ will contribute to the Company all shares representing the share capital of SUEZ Environnement, excluding any other asset or liability item.

Pursuant to regulation No. 2004-01 of May 4, 2004, of the Accounting Regulation Committee concerning the accounting treatment of mergers and similar transactions, provided that the Spin-off/Distribution does not trigger a loss of control of the Company by SUEZ, in the meaning of regulation No. 99-02 of the Accounting Regulation Committee, the shares in SUEZ Environnement Company will be contributed by SUEZ to the Company at their net asset value, *i.e.*:

— for the SUEZ Environnement shares received by SUEZ through the effect of the universal transfer of assets deriving from the Rivolam Merger (i.e. 417,382,531 SUEZ Environnement shares), their book value is equal to the book value at which the SUEZ Environnement shares were recorded on the Rivolam balance sheet as of December 31, 2007; it is understood that the technical under-absorption incurred by SUEZ for this merger, which is equal to the negative difference between the book value of the net assets contributed as on the Rivolam balance sheet as of December 31, 2007, and the net book value of the Rivolam shares on the SUEZ balance sheet as of December 31, 2007 (the "**Technical Under-absorption**"), will be recorded as assets on the SUEZ balance sheet.

Accordingly, based on the Spin-off Balance Sheet, the spin-off value of the SUEZ Environnement shares received by SUEZ after the Rivolam Merger and contributed by SUEZ is set at 6,104,195,900 euros; and

— for the SUEZ Environnement shares held as of the date of this prospectus by SUEZ (i.e. 2,381,363 SUEZ Environnement shares), their book value is equal to the cost price of these shares on the SUEZ books as of December 31, 2007, and is therefore set, based on the Spin-off Balance Sheet, at 53,194,433 euros.

These shares will be contributed with all their financial rights attached, specifically, the rights to any distribution of dividends, interim dividend, reserve, or similar sum decided after the Completion Date.

Note that a dividend for an amount of 402,973,338.24 euros with respect to the SUEZ Environnement shares contributed (*i.e.* 0.96 euros per share in SUEZ Environnement contributed) has been paid by SUEZ Environnement to SUEZ and to Rivolam on June 9, 2008, and this dividend will definitively accrue, in its totality, to SUEZ.

Based on the Spin-off Balance Sheet, the valuation of the net asset value of the SUEZ Environnement shares contributed to the Company as of December 31, 2007, is then set as follows:

	Gross Value (In euros)	Deprec. / Prov.	Net Value (In euros)
— 417,382,531 SUEZ Environnement shares to be held by SUEZ under the Rivolam Merger	6,104,195,900	—	6,104,195,900
— 2,381,363 SUEZ Environnement shares held by SUEZ as of the date of this prospectus	53,194,433	—	53,194,433

Based on the Spin-off Balance Sheet, and in the absence of the assumption of liabilities by the Company, the amount of the net assets contributed by SUEZ is, as of December 31, 2007:

— gross value: . . . . 6,157,390,333 euros
— provisions: . . . . —
— net value: . . . . 6,157,390,333 euros

(ii) Spin-off premium

The estimated value of the net assets contributed by SUEZ is: 6,157,390,333 euros

And the amount of the Company's capital increase totals: 1,958,571,240 euros

The difference represents a spin-off premium of: 4,198,819,093 euros

The spin-off premium, benefiting pre-existing and new shareholders of the Company, will be recorded as a liability on its balance sheet. It may be immediately allocated to the legal reserve and be used for the allocation of costs and duties relating to the Spin-off. Pursuant to a letter from the French tax authority (*Direction Générale des Impôts*) dated June 3, 2008, the balance cannot be used for a 3 year term starting on the Completion Date. After this period, the Spin-off premium may be allocated at any time in accordance with applicable rules by the general meeting.

(iii) Expert appraisals

None.

5.1.6.4 Distribution

A proportional number of the new shares of the Company issued as compensation for the Spin-off, which represent 65% of the Company's share capital on the Completion Date after execution of the Spin-off, *i.e.* 318,304,389 shares in the Company, will be immediately allocated by SUEZ to its shareholders other than SUEZ, proportionally to their participation in the capital of SUEZ on the basis of (1) SUEZ Environnement Company share for four (4) SUEZ shares.

The Distribution will be subject to approval of the SUEZ shareholders' general meeting called for July 16, 2008.

The Distribution will take place on the Completion Date immediately after execution of the Rivolam Merger and the Spin-off, and immediately before the execution of the merger between SUEZ and Gaz de France.

(a) Beneficiaries of the Distribution of Company shares

The beneficiaries of this Distribution will be the SUEZ shareholders (other than SUEZ) whose dematerialized shares will be registered in the account in their name at the end of the business day preceding the Completion Date. For materialized shares, see Section 5.1.6.4.5 (c) of this prospectus.

It is specified that the Spin-off/Distribution will not result in the issuance of certificates representing shares in SUEZ Environnement Company. SUEZ shareholders may only therefore obtain dematerialized shares of the Company.

The Spin-off/Distribution will not result either in the issue of SUEZ Environnement Company VVPR Strips or SUEZ Environnement Company ADRs.

(b) Distribution parity of the Company's shares

The 318,304,389 Company shares comprising the Distribution will be allotted by SUEZ to the beneficiaries set out above on the basis of one (1) Company share for four (4) SUEZ shares.

In order to facilitate the Distribution, SUEZ has suspended:

— the right to exercise SUEZ stock options for new shares as of the closing of business on the Euronext Paris exchange on May 22, 2008, to August 22, 2008 inclusive (subject to any reduction in the suspension period that may be subsequently approved, with the understanding that the suspension period thus reduced may not end prior to the completion of the merger between SUEZ and Gaz de France or the expiration date of the agreement relative to the merger between SUEZ and Gaz de France, as applicable), in order to freeze the number of shares representing the SUEZ share capital between the signing date of the spin-off agreement for the Spin-off/Distribution and the Completion Date; and

— the SUEZ share buyback program on May 28, 2008, after closing of business on the stock exchange, in order to freeze the number of treasury shares of SUEZ between the signing date of the spin-off agreement for the Spin-off/Distribution, and the Completion Date.

(c) Practical conditions of the Distribution — Rights attaching to share allotment rights in the Company

In practice, and in order to allow for distribution of shares in the Company, for each SUEZ share held by a beneficiary, one (1) allotment right to shares of the Company will be granted. Four (4) Company share allotment rights will give the right to the allotment of one share (1) of Company stock.

For beneficiaries of the Distribution holding dematerialized shares in SUEZ:

— On the Completion Date, all of the intermediaries that are members of Euroclear France will be credited with allotment rights in the Company, in the account of their clients who are shareholders in SUEZ, and whose shares in SUEZ, for dematerialized shares, will have been subject to recording in the Company registry in their name at closing of business the day before the Completion Date.

— Financial intermediaries should contact CACEIS Corporate Trust (14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux Cedex 9) who will be carrying out the clearing operations during the Distribution (the "**Distribution Clearing Agent**").

— Financial intermediaries will as a matter of course, without the involvement of their clients, deliver to CACEIS Corporate Trust, the number of allotment rights to shares in the Company that correspond to a multiple of four (4). On receipt of these allotment rights, CACEIS Corporate Trust will deliver the corresponding number of shares in the Company.

— The shares in the Company that correspond to a multiple of the allotment parity will be registered in the account of each beneficiary automatically by their financial intermediary, in the terms and conditions set forth in Sections 26.1.3 and 26.1.6 of this prospectus.

— SUEZ shareholders holding fewer than four (4) SUEZ shares or who do not hold a number of SUEZ shares that is a whole multiple of four (4) will be entitled to fractional Company stock allotment rights, up to a maximum of three (3) fractional allotment rights per securities account, for fewer than four (4) SUEZ shares held, or shares exceeding a whole multiple of four (4). These fractional allotment rights will be registered in the account of each beneficiary automatically by their financial intermediary, under the terms and conditions set forth in Sections 26.3.3 and 26.3.5 of this prospectus.

For beneficiaries of the Distribution holding SUEZ materialized shares:

— Allotment rights in Company shares will be represented by paper coupons no. 27. Holders of these paper coupons should present them to their usual Belgian financial intermediary.

— The Distribution Clearing Agent will carry out clearing of the paper coupons no. 27. The Distribution Clearing Agent will then dematerialize them and deliver up to the financial intermediaries, dematerialized shares in the Company corresponding to a multiple of four (4) coupons and also the fractional balance of allotment rights to shares in the Company also in decertified form. The said intermediaries will then be responsible for crediting their clients with the shares in the Company and, where applicable, the fractional allotment rights to shares in the Company to which they are entitled.

In accordance with SUEZ bylaws, the SUEZ shareholders must assume personal responsibility for acquiring the number of fractional allotment rights needed to obtain one (1) share of SUEZ Environnement Company stock or one (1) additional share of SUEZ Environnement Company, as applicable, or for the sale of their fractional allotment rights.

Holders of fractional amounts of allotment rights to shares in the Company as well as holders of paper coupons no. 27 can, at any time, obtain shares in the Company by applying to their financial intermediary and presenting a multiple of four (4), even after dematerialization, from the Completion Date to the day before the sale of unclaimed shares mentioned in Section 26.4 of this prospectus, on condition that these allotment rights have been effectively delivered to the Distribution Clearing Agent at that later date.

The conditions for trading Company shares and fractional allotment rights to Company shares are described in further detail in Section 26 of this prospectus.

(d) Accounting treatment of the distribution of the Company shares by SUEZ

The Distribution of the 318,304,389 shares in the Company, in an amount equal to the net accounting value of the Company shares distributed, increased by a proportional share in the Technical Under-absorption (described in Section 5.1.6.3 (c) (i) of this prospectus) relating to these shares, *i.e.* a total amount of 4,467,539,790 euros on the basis of the balance sheets of SUEZ and Rivolam as of December 31, 2007, will be entirely posted to "Issue premium".

5.1.6.5 Consequences of the Spin-off/Distribution

(a) Consequences for the Company and its shareholders

(i) Impact of the Spin-off/Distribution on the Company's shareholders' equity

	Number of financial instruments	**Share capital**	**Spin-off listing and merger premium**
Starting position	56,250	225,000 euros	10,000 euros
Consequence of the total number of financial instruments created	489,642,810	1,958,571,240 euros	4,198,819,093 euros
Position after the transaction	489,699,060	1,958,796,240 euros	4,198,829,093 euros

(ii) Planned change in the composition of the Company's administrative and management bodies

The planned changes in the composition of the Company's administrative and management bodies are described in Section 14.1 of this prospectus.

(iii) Financial information

The Company's financial statements are presented in Section 20.1 of this prospectus.

(b) Consequences for SUEZ and its shareholders

(i) Impact of the Spin-off/Distribution on SUEZ shareholders' equity

See Section 5.1.6.4(d) of this prospectus.

(ii) Impact of the Spin-off/Distribution on SUEZ employee shareholders

The consequences for SUEZ employee shareholders as described below do not take into account the impact of the merger between SUEZ and Gaz de France. However, note that rights of SUEZ stock options holders and beneficiaries of SUEZ bonus shares, as adjusted pursuant to terms and conditions detailed below, will be transferred to GDF SUEZ shares following the merger in accordance with the terms and conditions described in the prospectus filed with respect to the merger between SUEZ and Gaz de France which has been approved by the AMF (*visa*) n°08-126 on June 13, 2008.

Consequences of the Distribution for the beneficiaries of SUEZ stock options

- Maintenance of the rights of the beneficiaries that are part of the SUEZ group upon completion of the Spin-off/Distribution transaction

The rights of employees, managers, and former managers and employees of the SUEZ group with regard to SUEZ stock options which they hold on the Completion Date will be maintained.

- Suspension of the exercise of options

SUEZ has decided to suspend the right to exercise SUEZ stock options for all plans from May 22, 2008, on closing of business at the Euronext Paris exchange up to August 22, 2008 (inclusive), subject to any reduction in the suspension period that might subsequently be decided.

- Adjustment in the rights of beneficiaries

— Reduction in the option strike price

As a consequence of the Distribution, pursuant to articles R. 225-137 and R. 228-91 of the French Commercial Code, the strike price of SUEZ options not exercised on the Completion Date shall be adjusted using the following formula:

p2 = the strike price of SUEZ stock options prior to the Distribution ("**p1**") x [1- (amount of the Distribution per SUEZ share / value of one SUEZ share prior to the Distribution)].

The SUEZ Board of Directors meeting of June 4, 2008, decided for adjustment purposes that:

- for the "amount of the Distribution per SUEZ share", one fourth of the weighted average of the prices of a Company's share during the first fifteen days of trading on the Euronext Paris stock exchange;
- for the "value of SUEZ share before Distribution", pursuant to the article R. 228-91, 3° of the French Commercial Code, the weighted average of the prices of the SUEZ share on the Euronext Paris market over a period of three (3) trading sessions, prior to the Completion Date of the Distribution.

— Increase in the number of shares subject to option

For all stock options not exercised as of the Completion Date, the number of SUEZ shares under option for each beneficiary and by plan remaining to be exercised ("n1") on the Completion Date will be adjusted as follows:

n2 = n1 x p1/p2

so that the sum of the number of options multiplied by the strike price before and after adjustment is constant.

- Consequences of the allotment of Company shares to the holders of SUEZ shares resulting from the exercise of options and covered by the two-year holding period

The Distribution transaction will be considered an intermediate transaction in the calculation of the two-year carrying period for shares resulting from the exercise of the options.

In order to benefit from the rules of article 200 A 6 of the French General Tax Code, the Company's shares allotted to the SUEZ shares resulting from the exercise of SUEZ options must be held for a period equal to the duration of the carrying period remaining for the SUEZ shares in question.

Consequences of the Distribution for beneficiaries of bonus allotments of free SUEZ shares

- Maintenance of rights of the beneficiaries that are part of the SUEZ group at the end of the Spin-off/ Distribution

The rights of employees, executives, and former managers and employees of the SUEZ group to the SUEZ bonus shares allocated to be allocated during the offer period on the Completion Date will be maintained.

- Adjustment of the rights of beneficiaries

— Adjustment in the number of bonus shares allotted

As a consequence of the Distribution, and in accordance with the terms and conditions of the plans for the bonus allotment of free SUEZ shares, the number of shares allotted and still during the offer period shall, for each beneficiary and by allotment plan of free shares, be adjusted on the basis of the following formula:

Number of SUEZ shares allotted prior to the Distribution x (1 / [1 — amount of the Distribution per SUEZ share / value of one SUEZ share prior to the Distribution])

For purposes of this adjustment, SUEZ board of directors held on June 4, 2008 decided to use:

- for the "amount of the Distribution per SUEZ share" one fourth (¼) of the weighted average of the prices of the Company shares during the first fifteen days of trading on the Euronext Paris stock exchange; and
- for the "value of SUEZ share before Distribution", in accordance with the terms and conditions of the plans, the weighted average of the price of the SUEZ share on the Euronext Paris market over the 3 market sessions preceding the completion date of the Distribution.

- Consequences of the allotment of Company shares to holders of SUEZ bonus shares subject to a lock-in period

The Distribution will be considered an intermediate transaction within the period for the acquisition and holding of SUEZ bonus shares.

In order to benefit from the applicable tax rules pursuant to articles 80 *quaterdecies* and 200 A 6 *bis* of the General Tax Code, the Company shares with rights to SUEZ bonus shares must be held for a period equal to the remaining holding period for the SUEZ shares in question.

Consequences of the Spin-off Distribution on the Company and Group Savings Plans (PEE / PEG / FCPE)

- Consequences of the Spin-off/Distribution on contributions to the PEG plans's

Employees and former employees of the SUEZ group enjoy five (5) groups of savings plans that allow them to participate in transactions involving employee shareholding of SUEZ: PEG France, PEG Etranger no. 1, PEG Etranger no. 2, PEG Etranger no. 4, and PEG Italy (the ***PEG plans***).

The PEG plans are available within certain companies in the SUEZ group which are within the scope of consolidation or financial statements combination with SUEZ as defined in article L. 233-16 of the French Commercial Code and whose headquarters are situated in Germany, Austria, Belgium, Spain, the United States, France, Italy, Norway, New Caledonia, the Netherlands, Poland, French Polynesia, Sweden, and Switzerland.

After the Spin-off/Distribution, employees and former employees of the Group and of SUEZ group will no longer be able to use the balances in their PEG plans to participate in new transactions for employee shareholding.

The holdings allocated to them in their PEG plans before the Spin-off/Distribution may, nevertheless, be kept by plan members.

The Spin-off/Distribution is not deemed to be a reason for early withdrawal of holdings in a PEG plan and will have no effect on the duration of the lock-in period.

A number of investment formulae have been proposed to employees and former employees of SUEZ group under the PEG schemes, with respect to the Spring 1999, 2000, 2002, 2004, 2005, and 2007 plans:

— the so-called "*classique*" formula involving the subscription of shares in an FCPE investment vehicle (***FCPE Spring Classique and Spring Classic***),

— the so-called "*multiple*" formula with a leverage effect and guaranteed capital sum, involving the subscription of shares in an FCPE investment vehicle (***FCPE Spring Multiple***),

— the so-called "*multiple*" formula with a leverage effect and guaranteed capital sum, involving the direct subscription of equity shares and the allocation of stock appreciation rights (***SAR***).

(i) FCPE Spring Classique and Spring Classic plans invested in SUEZ shares

The following FCPE Spring Classique and Spring Classic plans are invested in SUEZ shares: Spring Classique 1999, Spring Classique 2000, Spring Classique 2002, Spring Classique 2004, Spring Classique 2005, Spring Classique 2007, Spring Classic 1999, Spring Classic 2000, Spring Classic 2002, Spring Classic 2004, Spring Classic 2005, Spring Classic 2007, and Spring Classic Italie 2002 (formerly known as Spring Multiple Italie 2002).

In order to maintain the characteristics of these thirteen FCPE vehicles and maintain the correlation between the value of the shares in these FCPE and the SUEZ share price, the supervisory boards of these thirteen FCPE vehicles have decided to split these FCPEs, keeping the thirteen existing FCPEs and creating thirteen new FCPE vehicles in which the Company shares accruing from SUEZ shares in the current thirteen SUEZ FCPEs will be held.

Thus, for each of the thirteen current SUEZ FCPEs, there will be:

— the current FCPE invested in SUEZ equity (containing GDF SUEZ shares once the merger of SUEZ with Gaz de France will have taken place), whose shares are held by employees and former employees of the Group and of SUEZ group; and

— a new SUEZ Environnement Company FCPE, invested in the Company's equity that will have been allocated at the time of the Spin-off/Distribution, and whose shares are held by employees and former employees of the Group and of SUEZ group.

Holders of shares in the thirteen current SUEZ FCPEs will then also become holders of shares in the corresponding thirteen new FCPEs. Shares in the thirteen new SUEZ Environnement Company FCPEs will be blocked for the duration of the remainder of the lock-in period corresponding to the current FCPEs.

The regulations and notices relating to the new SUEZ Environnement Company FCPE's were approved by the AMF (*Autorité des marchés financiers*) on January 18, 2008.

(ii) FCPE Spring Multiple plans invested in SUEZ equity

The following FCPE Spring Multiple plans are invested in SUEZ shares: Spring Multiple 2004, Spring Multiple 2005, Spring Multiple 2007, Spring Multiple Italie 2004, Spring Multiple Italie 2005, and Spring Multiple Italie 2007.

The employees and former employees of the Group and of SUEZ group who took out shares in the six Spring Multiple FCPE's mentioned above also subscribed indirectly to a number of SUEZ shares that allow them to receive, at the end of the lock-in period of their holdings or in the event of early withdrawal, an amount equal to their own personal investment increased by a participation in the positive performance of SUEZ equity.

Since the Spin-off/Distribution entails an allocation of shares in the Company to the Spring Multiple FCPEs, the supervisory boards of these six Spring Multiple FCPEs have decided to alter the management orientation of the six Spring Multiple FCPEs, so that they can calculate the performance on a basket of equities comprising SUEZ (being GDF SUEZ shares once the merger of SUEZ with Gaz de France has taken place) and shares in the Company. The other characteristics of the Spring Multiple FCPEs (particularly the duration of the lock-in period) remain unchanged.

Shares in the Spring Multiple FCPEs held by employees and former employees of the Group and of SUEZ group will remain unavailable until the end of the FCPE lock-in period.

(iii) SUEZ equity subscribed to directly as part of the Spring 2004, 2005, and 2007 Plans

Employees and former employees of certain companies in the Group and in SUEZ group located outside France have benefited from, as part of the Spring 2004, 2005, and 2007 plans, the option of subscribing directly to SUEZ stock. For each SUEZ share subscribed, they obtained the right to receive, at the end of five years or in the event of early withdrawal, an amount equal to their own personal investment increased by a proportional amount of the performance of the SUEZ equity, where this is positive (the ***Stock Appreciation Rights*** or ***SAR***).

Direct holders of shares in SUEZ through a PEG will receive shares in the Company. The shares in the Company received will be freely tradable, although the corresponding SUEZ shares are not.

In addition, and, in compliance with the provisions of the SAR, it has been decided to alter the method of calculating performance to take into account the completion of the Spin-off/Distribution. All other characteristics of the SAR (particularly the duration of the lock-in period) remain unchanged.

- Consequences of the Spin-off/Distribution on Spring Multiple SCA plans made outside of a PEG

  Employees and former employees of certain companies in the Group and in SUEZ group located outside France have benefited, as part of the Spring 2004, 2005 and 2007 plans, from the possibility of subscribing shares in three limited equity partnerships (*sociétés en commandite par actions*) under Luxembourg law (Spring Multiple 2004 S.C.A., Spring Multiple 2005 S.C.A., and Spring Multiple 2007 S.C.A.), which themselves have subscribed to SUEZ shares on behalf of the employees and former employees in question, using of the investment money provided by them and additional financing. These employees and former employees can then receive, upon expiration of the lock-in period of their holdings (five years) or in the event of early withdrawal, an amount corresponding to their own personal investment increased by a participation in the positive performance of the SUEZ equity.

  Since the Spin-off/Distribution entails an allocation of shares in the Company to the companies Spring Multiple 2004 S.C.A., Spring Multiple 2005 S.C.A., and Spring Multiple 2007 S.C.A., the Luxembourg company Spring Multiple Sàrl that ensure management of these three companies has decided to alter the method of calculating performance so that they can calculate the performance on a basket of equities comprising SUEZ shares (which will be GDF SUEZ shares once the merger of SUEZ with Gaz de France has taken place) and shares in the Company. The other characteristics of the offer of shares in the companies Spring Multiple 2004 S.C.A., Spring Multiple 2005 S.C.A., and Spring Multiple 2007 S.C.A. (particularly the duration of the lock-in period) remain unchanged.

- Consequences of the Spin-off/Distribution on SUEZ equity held as part of a PEE plan.

  Some employees and former employees of the Group hold shares in SUEZ as part of an employee savings plan (***PEE plan***) through shares in two SUEZ-Lyonnaise des Eaux FCPE vehicles.

There are two classic SUEZ-Lyonnaise des Eaux FCPEs whose shares were offered as part of a SUEZ-Lyonnaise des Eaux PEE employee savings scheme and which are currently invested in SUEZ equity: the *FCPE Salariés du groupe SUEZ-Lyonnaise des Eaux* and *FCPE SUEZ Lyonnaise des Eaux II.*

In order to maintain the characteristics of these two FCPE vehicles and maintain the correlation between the value of the shares in these FCPEs and the SUEZ share price, the supervisory boards of these two FCPE vehicles have decided to split these FCPEs, in the same conditions as those described above for the FCPE Spring Classique.

Holders of shares in the SUEZ-Lyonnaise des Eaux FCPE will then become holders also of shares in the corresponding new FCPEs bearing the names SLE SUEZ Environnement I and SLE SUEZ Environnement II. Shares in the new SUEZ Environnement Company FCPEs will be blocked for the duration of the lock-in period corresponding to the current FCPEs.

The regulations and notices relating to the two new SUEZ Environnement Company FCPEs were approved by the AMF (*Autorité des marchés financiers*) on January 18, 2008.

5.1.6.6 Tax treatment of the Spin-off/Distribution

Holders of SUEZ shares are reminded that the following information is merely a summary of the tax rules applicable to the Spin-off/Distribution, and it is recommended that each holder consult with their regular tax advisor to perform an exhaustive analysis of all the tax consequences likely to apply to each holder as a result of the Spin-off/Distribution.

This summary is based on the French laws and tax treaties in force as of the date of this prospectus.

An application for tax ruling decision issued by the French tax authority ("*Direction générale des impôts*") with respect to the Spin-off/Distribution, to confirm that the favorable tax regime set forth in articles 210 A, 210 B and 115-2 of the French tax code is applicable to the transaction. While waiting for the tax rulings, which granting is subject to the review by the French tax authority of the remainders definitive documents to be provided to it, the French tax authority informed SUEZ through an in principle approval decision dated June 3, 2008, that this transaction should be granted the requested tax rulings. Following developments describe the tax regime applicable, should this favor regime be applied to the transaction.

With the exception of the stipulations contained in paragraphs c) and d) of this Section, the following information is limited to the significant tax impacts of the Spin-off/Distribution for an individual or legal entity holding SUEZ shares that is or is deemed to be a tax resident in France.

Holders of SUEZ shares who are not tax residents of France must comply with the provisions of the current national tax laws in their State of residence, subject to the application of an international tax convention signed by France and said State, and must assess their specific situation with their regular tax advisor. As needed, it is specified that the allotment of Company shares or, as applicable, fractional allotment rights to Company shares, to holders of SUEZ shares without tax residence in France will not be subject to any withholding tax in France.

The tax rules applicable to shares of the Company stock or to the allotment rights to Company shares to be allocated in the Spin-off/Distribution are described in paragraphs 26.1.10 and 26.3.7 of this prospectus.

(a) Tax consequences for SUEZ and the Company

With respect to direct taxes, the Spin-off/Distribution transaction described in this section benefits from the favor tax regime set forth in article 210A (where applicable pursuant to a cross-reference of article 210B) of the French tax code, and the tax regime set forth in article 115-2 of the French tax code.

SUEZ has applied for a tax ruling to be able to transfer part of its tax losses carried forward to the Company pursuant to the framework and the terms and conditions set forth in article 223-I-7 of the French tax code. While waiting for the corresponding tax ruling, which granting is subject to the review by the French tax authority ("*Direction Générale des Impôts*") of the definitive documents to be provided to it, the French tax authority informed SUEZ by an in principle approval dated June 3, 2008, that this transaction should be granted the requested tax ruling.

(b) Tax consequences for shareholders who are tax residents of France

Pursuant to article 115-2 of the French General Tax Code, the free allotment by SUEZ of shares of Company stock or, as applicable, fractional allotment rights to Company shares, to individual or corporate shareholders will not be considered a distribution of investment income.

(i) Individual shareholders

The benefit of these favorable provisions is not subject to any condition for the individual shareholder.

The tax cost price of the Company shares (or fractional allotment rights to Company shares) received in the course of the Distribution will be equal to zero.

Each share of the Company allotted to an individual SUEZ shareholder will, for the purposes of applying the provisions of article 150-0 Dbis of the French General Tax Code, be deemed to have been acquired on January 1 of the year of acquisition of the SUEZ shares that were the source of the allotment rights (carry over of previous transactions) and which served to allocate these, on the basis of a parity of four SUEZ shares for one Company share;

(ii) Legal entity shareholders

Pursuant to article 115-2 of the French General Tax Code, a legal entity shareholder must (i) recognize the Company shares received as assets on its balance sheet at a value equal to the product of the book value of the SUEZ shares and the ratio existing on the date of the transaction between the actual value of the Company shares and the sum of the actual values of the SUEZ and the Company shares, as defined below, and (ii) reduce by the corresponding amount the book value of the SUEZ shares on its books. In this specific case, the actual value will be determined, for both the Company shares and the SUEZ shares, by reference to the opening prices on the first day of trading of the Company shares. As soon as it is determined, the ratio of actual values to be applied by legal entity shareholders, pursuant to article 115-2 of the French General Tax Code, will be communicated by SUEZ.

Capital gains from the subsequent sale of Company shares will be calculated on the basis of the book value calculated in accordance with the preceding paragraph.

In the event the tax value of the SUEZ shares differs from the book value, the capital gain from the sale of such shares, and from the sale of Company bonus shares, will be calculated on the basis of this tax value, which must be distributed in accordance with the same rules as set forth above pursuant to article 115-2 of the French General Tax Code.

For the application of the provisions of article 39 *duodecies* of the French General Tax Code, Company shares allocated to SUEZ legal entity shareholders will be deemed to have been acquired on the same date as the SUEZ shares.

Capital gains from the subsequent sale of fractional allotment rights to Company shares should be calculated based on a tax cost price equal to zero.

(c) Tax consequences for shareholders with tax residence in Belgium

By a decision n°700.538 dated May 27, 2008, the tax early Decisions Services ("*Services des Décisions Anticipées*" ("SDA")) of the Belgium finance public entity ("*Service Public Fédéral Belge des Finances*") provided that the application of the 1992 Tax code on income ("*Code des Impôts sur les Revenus*" ("CIR")):

— granting of the Company shares to the SUEZ Belgium shareholders will be considered as a reimbursement by SUEZ of an issuance premium which is assimilated to the paid-up capital and will not be qualified with respect to tax definition, as a dividend, this distribution will not, as a consequence, be subject to the withholding of advance corporate income tax ("*précompte mobilier*");

— the issuance premium assimilated to the paid-up capital of SUEZ will be deemed to be reduced, from a Belgium tax perspective, up to the market value of the Company distributed shares.

This decision provides that Company's bonus shares allotment by SUEZ to its shareholders whose tax residence is located in Belgium, shall be considered as a reimbursement, by SUEZ, of an issuance premium which is assimilated to the paid-up capital up to the market value (determined on the date of the Distribution) of the Company share (this market value is calculated as per the opening first listing price). This regime will, in addition, be applicable to the allotment rights of Company's shares being a broken lot, provided that each allotment right will be valuated as a quarter of the market value of the Company share as defined above.

The SDA, in substance, indicated, that if the Belgium accounting recording requires to consider the transaction as a neutral restructuring, from an accounting perspective, the difference between the accounting value and the tax value of the SUEZ shares and of the Company shares will not create taxable profit nor deductible charges, and will therefore be neutral, from a tax perspective.

Capital gains and capital losses realized by these shareholders when later on divesting their shares, will be calculated, with respect to the application of the tax provisions, on the basis of the tax value of the shares, following the distribution.

(d) Tax consequences for shareholders with tax residence in Luxembourg

The free allocation by SUEZ of shares in the Company or, as the case maybe, allotment rights for a fractional number of shares, to individuals or legal entities residing in Luxembourg is deemed to be a dividend distribution. The amount of such dividend will be the market value on the date of the Distribution of the shares in the Company allocated to shareholders resident in Luxembourg. Any capital gain realized at the time of any future divestment of these shares will be calculated based on this same value.

(i) Individual shareholders

Dividends received by a private individual resident in Luxembourg are taken into account in determining overall income (as regards to unearned income) and attract income tax by application of a progressive schedule (up to a maximum of 38%, to which should be added social contributions of 2,5% on the total amount of tax due).

However, pursuant to article 115-15a. of the law on income tax ("L.I.R."), taxpayers residing in Luxembourg benefit from an allowance of up to 50% of the amount of the gross dividend paid if the following conditions are met:

— the income is effectively qualified as dividend, *i.e.* comes within the definition of article 97.1 of the L.I.R.;

— the company distributing the dividend is a company resident in a member state of the European Union and falling under article 2 of Directive 90/435/EEC of July 23, 1990, which is the case for the Company.

(ii) Legal entity shareholders

Dividends received by a fully taxable corporation which is tax resident in Luxembourg, in principle, attract tax on the income of legal entities and the local commercial tax at an overall rate of 29.63% (for companies resident in the City of Luxembourg).

Nevertheless, these dividends can be exempted if the conditions provided for in article 166 L.I.R. are met.

The conditions provided for in article 166 L.I.R. are as follows:

— the Luxembourg company holding the shares is a fully taxable corporation;

— the subsidiary of the Luxembourg company is a company that is resident in a member state of the European Union and falls within article 2 of the EEC Council Directive of July 23, 1990, concerning the common tax regime applicable to parent companies and subsidiaries in different member states (90/435/EEC), which is the case with the Company;

— the Luxembourg company holds or is committed to directly hold a stake of at least 10% in this subsidiary where the acquisition price is at least 1.2 million euros; and

— on the date of payment of the said income, the Luxembourg company holds or is committed to holding the minimum stake mentioned above for an uninterrupted period of at least 12 months.

By default, the provisions of article 115-15a. L.I.R. apply, but if the conditions set out above are met, then the dividend is only taxed at 50% of its gross amount.

5.1.6.7 Substantiation of the value of SUEZ Environnement Company

The substantiating factors given below are purely indicative and in no way suggest that the shares in SUEZ Environnement Company will be traded at any given price.

The information needed to prepare the substantiating factors below, in particular historical and budgeted financial information regarding some companies in the water and waste sectors, has been taken from publicly available documents (in particular annual reports and consensus information drawn up from research reports published recently on the companies concerned or else coming from the Factset database). Consequently, this information has not undergone independent scrutiny.

An update of these elements will be published by a joint press release of SUEZ and SUEZ Environnement Company prior to the shareholders' general meeting of SUEZ dated July 16, 2008.

Euronext will, before the date of first listing of shares of SUEZ Environnement Company, publish a statement of the price that will serve as reference for the first quotation and will result, in particular, from the factors set out below. This reference price will merely serve to fix the initial reserve prices and in no way presupposes the price at which shares in SUEZ Environnement Company will be traded.

Oddo Corporate Finance, independent expert appointed by SUEZ in the context of the merger between SUEZ and Gaz de France, provides in its report a valuation of the SUEZ Environnement branch. This report is included in Annex A of the merger prospectus approved by the AMF on June 13, 2008, with visa n°08-126.

(a) The multiples shown by other comparable quoted companies

Among the valuation criteria that can be used for estimating the value of the Group, the method of stock market comparisons sets out to compare the Group against a sample of quoted companies that are comparable in terms of (i) business profile, (ii) geographic area where the business is carried out, and (iii) size.

The main European quoted companies in the water and waste sectors are: Veolia Environnement, NWG, Severn Trent, United Utilities, Séché Environnement, Shanks, and Lassila & Tikanoja, Biffa, Agbar, and Pennon. The companies Biffa, Agbar, and Kelda are currently the subject of acquisition transactions and, for this reason, have been excluded from the sample. The company Pennon has been excluded in view of current speculation on its shares.

— Veolia Environnement, the only local "all-around player" alongside SUEZ Environnement in the market for environmental management services on a worldwide scale, has a business profile that is the most comparable with SUEZ Environnement (in terms of size, geographic presence, and business mix) and has therefore been retained as main comparison.

— Séché Environnement, Shanks, and Lassila & Tikanoja are companies in the European waste treatment sector. With the exception of a minority stake by Séché Environnement in Saur, these companies have no water business and are much smaller in size than SUEZ Environnement.

— Severn Trent, United Utilities, and NWG are companies that, just like SUEZ Environnement, operate mainly in the water market but are not directly comparable in view of the regulated nature of their business and their geographic presence limited to the British market. What is more, they are not involved in the business of collecting and treating waste.

The multiples set out below are based on an EBITDA net of dividends and net of the results of companies consolidated on an equity basis. The EBITDA multiple is indeed the factor that is most often used by the financial community in judging the value of companies in the sector. Net result multiples (PER) produce wide discrepancies due to depreciation policies, reserving, and the balance sheet structuring that varies greatly between companies. This is the reason why it is a valuation criteria that is little used by the research analysts specialized in the business sector of SUEZ Environnement. Net result multiples have therefore not been used.

References to revenues multiples have been avoided in that these do not give any indication of the differences in profitability between the sample companies. Operating income multiples have also been avoided because of the wide discrepancies in depreciation policy between the companies included in the sample.

The multiples have been calculated as follows for each of the comparable companies:

— stock market capitalization based on the average share price over one month on May 16, 2008, and the number of diluted shares using the Treasury share method (number of shares calculated on a diluted basis, minus the number of treasury shares and shares that are available for purchase on the market as proceeds from exercising financial instruments that give access to equity);

— enterprise value converted to value of own equity on the basis of figures in the latest balance sheet published by the companies plus market updates;

— consensus of EBITDA forecasts and net result based on recent research notes.

Company	Entreprise value /EBITDA 2008(E)	Enterprise value /EBITDA 2009(E)
Veolia Environnement	8.1x	7.3x
Séché Environnement	7.5x	6.9x
Shanks	9.6x	9.0x
Lassila & Tikanoja	7.9x	7.0x
Severn	8.6x	7.9x
United Utilities	8.0x	7.6x
NWG	9.8x	9.5x

(E) : Estimates

(b) The method for discounting future cash flows (known as "DCF" or Discounted Cash Flows)

This method consists in determining the value of economic assets or enterprise value of a company by discounting forecasted available cash flows. The enterprise value can be obtained by discounting at January 1, 2008, the future cash flows at an average weighted capital cost.

This method can be implemented on the basis of the financial objectives and projections made public by a company, and/or of financial projections generally published by research analysts. When the objectives made public are short-term ones, this method may give a significant weight to the terminal value within a company's total valuation. The main criteria used in this method for discounting future cash flows and terminal value is the weighted average cost of capital of the company. This weighted average cost of capital is composed of a risk free rate, a market premium and an economic beta of the company.

(c) The consensus valuation based on research analysts' reports

By way of indication, this analysis consists in determining the average valuation of SUEZ Environnement Company own equity, based on a consensus of values attributed to the Environment division of SUEZ by analysts.

(d) Methods not used in substantiating value

(i) Net asset book value and re-valued net asset book value

The method involving valuation of net asset book value was not used because the value of companies in the environment sector is generally not correctly reflected in the historical value of their assets. The re-valued net asset book value method, which is used in certain businesses (holding companies, real estate, financial services) with a view to realizing assets, does not appear to be appropriate for valuing an industrial company such as SUEZ Environnement from a standpoint of continuity of operations.

(ii) Multiples used in comparable transactions

A valuation approach using comparable transactions is an approach that is generally appropriate in transactions for controlling stakes. The distribution to SUEZ shareholders of 65% of the Group's equity does not entail a change in control of the Company, and therefore renders inappropriate any analysis of multiples used in comparable transactions.

(iii) Discounting of future dividends

The method whereby future dividend flows are discounted was not used because it depends essentially on the Group's future dividend policy.

Note that the admission of Company's shares for trading on the regulated markets of Euronext Paris and Euronext Brussels is being requested as part of a transaction that does not involve canvassing the public nor the subscription or acquisition of shares by investors and that the first listing of these shares is set to begin on July 22, 2008 after the transaction has been approved by the SUEZ shareholders' general meeting.

5.2 Investments

5.2.1 Principal investments made by SUEZ Environnement Company over the past three fiscal years

A description of the principal investments made by the Group from 2005-2007 is provided in Section 9.3.1.2 ("Income from investing activities") of this prospectus.

5.2.2 Principal investments of SUEZ Environnement Company in progress

The main investments in progress of the Group are the following:

— agreement entered into in March 2008 with respect to the acquisition of Utility Services Company, Inc. (United States) — see Section 6.5.4.2(a)(i) below; and

— agreement entered into in March 2008 to acquire 51% of Essal (Empresa de Servicios Sanitarios de Lagos), which operates in production and distribution of drinking water and wastewater treatment in Los Lagos and Los Rios in Chile; and

— agreement entered into in April 2008 with New World with respect to the acquisition of a 15% stake in Chongqing Water Group (China) — see Section 6.5.4.2(b)(i) below.

Investments made or in the process of being made, by the Group since January 1, 2008 amount to over 400 million euros.

5.2.3 Principal investments planned or subject to firm commitments by the management bodies

The Group's investment policy is described in Section 13 ("Profit forecasts or estimates") of this prospectus.

6. Summary of activities

6.1 General presentation

With total revenues of 12 billion euros, and 61,915 employees as of December 31, 2007, the Group is a reference player in the global environmental market (water and waste).

The Group is active in each stage of the water and waste cycles, and therefore has expertise relating to such cycles. It operates both on behalf of public entities and private sector players.

The Group's water-related activities specifically include:

— capture, treatment, and distribution of drinking water;

— maintenance of networks and plants;

— customer management;

— collection and treatment of municipal and industrial wastewater;

— design, building, sometimes financing, and operation of drinking water production and wastewater treatment plants, as well as desalination and water treatment plants, for purposes of recovery;

— studies, master plans, modeling of underground water tables and hydraulic flows, and general contracting for water management infrastructure projects; and

— biological and energy recovery of treated sewage sludge.

The Group's activities in the waste sector notably include:

— waste collection (household's waste, waste from local public entities, and industrial producers' waste; hazardous and non-hazardous waste, with the exception of radioactive waste) and urban cleaning services;

— the sorting and pre-treatment of this waste;

— recycling, material, biological or energy recovery of recoverable portions, elimination by incineration and landfilling of the remaining fractions;

— integrated management of industrial sites (industrial sanitation, pollution clean-up, and remediaton of polluted sites or soil); and

— sludge treatment and recovery.

The Group engages in its activity through public and private customers, under various types of contracts:

— in the water sector, the Group primarily enters into public services delegation contracts (leases or delegation of public services), and public contracts, as well as service, operational, and maintenance contracts, and building and engineering projects;

— in the waste sector, the Group enters into service or management contracts (delegated and non-delegated, integrated and non-integrated), operational and maintenance contracts, and design, building and operation contracts.

In 2007, total revenues generated by water and waste activities were 6 billion euros each. The Group's through its activities supplied drinking water to 68 million people, and provided wastewater services to 44 million people. During the same year, through its collection activities, the Group served about 46 million people around the world and over 400,000 industrial and commercial customers, collected nearly 23 million tons of household waste, industrial non hazardous waste, and health-care waste, and treated over 42 million tons of waste.

The Group is organized around three main segments: Water Europe, Waste Europe, and International (Degrémont and activities outside Western Europe), which are divided into 9 business units. Another segment, known as "Other", covers only corporate functions. The following diagram shows the organization of the 9 business units:


Suez Environnement
Corporate functions
Water Europe
Lyonnaise des Eaux
Agbar
Waste Europe
Sita France
Sita United Kingdom + Scandinavia
Sita Benelux + Germany
International
North America
Degrémont
Asia Pacific
Central Europe, Mediterranean Basin & Middle East

The graph below shows the distribution of the Group's combined revenues as of December 31, 2007 according to this organization (the "Other" segment is not shown, as it covers only corporate functions within SUEZ Environnement and write-offs between segments):


Waste Europe
46%
Water Europe
32%
International

Europe is the Group's historic development area and remains its reference region. Benefiting from this anchor in Europe, particularly in France, the Group mobilizes its know-how and skills for adaptation to other continents. The following map shows the distribution of the Group's revenues by geographic region as of December 31, 2007:[4]

[4] This map shows the geographic distribution of the Group's revenues, regardless of the accounting segmentation applied in the Group's combined financial statements shown in Section 20.1 of this prospectus.


NORTH AMERICA
5%
EUROPE 81%
ASIA
3%
OCEANIA
3%
SOUTH AMERICA
2%
AFRICA & MIDDLE EAST
6%

The Group benefits from an extensive network of subsidiaries and agencies; as of year-end 2007, the Group was active as an operator in over 25 countries. Thus, major cities such as Hong Kong, Casablanca, Perth, Jakarta, and Algiers have awarded the Group all or part of the management of their water, wastewater, and waste-related services, and even the building of major infrastructure in these areas. Outside Europe, the Group is most often active through partnerships with local public or private actors (industrial, financial, or joint ventures) which have an in-depth knowledge of the local context, following the model of the historic partnership with La Caixa (Agbar in Spain in the water sector), New World (Sino-French Holdings in China in the water sector), and the Swire Group (Swire-SITA in Hong Kong in the waste sector).

The Group is active around the world under various very well-known brands, particularly SITA for waste, and Lyonnaise des Eaux, United Water, Degrémont, and Ondeo Industrial Solutions for water.

The following map shows the locations of the principal subsidiaries as well as the principal brands under which the Group operates around the world, as of December 31, 2007:


Worldwide representation
Degrémont
SAFEGE
United Water
Grupo Agbar
SITA
Water activities
Waste activities
Water and Waste activities

Finally, the Group has always placed research and development at the core of its activity, particularly through major partnerships, associating with both public players (for example, Cemagref, CNRS, Tongji University in China, UCLA in the United States) and private actors (R+i Alliance partnership between Lyonnaise des Eaux, Agbar, United Water, Northumbrian Water and SUEZ Environnement, participation in the Global Water Research Coalition (GWRC)).

6.2 Group assets

A major player in environmental businesses

With 2007 total revenues of 12 billion euros, the Group is one of the two main global environmental players and the only international player completely dedicated to environmental management services. Through its presence in all water and waste cycles, the Group believes it holds leading positions in all its businesses (in terms of revenues):

— No. 2 in France, Europe and the world, in the water sector;

— No. 1 in water segments in Spain, through Sociedad General de Aguas de Barcelona (Agbar); and

— No. 2 in France and in Europe, and No. 3 worldwide, in the waste sector.

In the water sector, in 2007 the Group operated over 1,700 drinking water production units, serving a population of 68 million people. The Group also operated over 1,500 wastewater treatment sites, meeting the needs of 44 million people.

In the area of waste, in 2007 the Group treated over 42 million tons of waste, and served nearly 46 million people and over 400,000 clients in services and industry through its collection activities.

It also holds a key competitive advantage that allows it to stand out from its competitors in the form of Degrémont, the world leader (in terms of revenues) in the design and building of water treatment plants.

Finally, the Group benefits from an excellent reputation in all markets in which it is active, as well as recognition of its brands.

A strong environmental market

The environmental market benefits from favorable demographic and social changes.

The growing urbanization of certain areas and growing infrastructure needs are also economic and social levers from which the Group benefits. To illustrate these growing needs, it should be noted that the population of the United States is expected to increase by 32 million inhabitants by 2020 (source: US Census Bureau, 2004), and that only 32.5% of the Chinese population was connected to a wastewater treatment network in 2004 (source: United Nations Statistics, 2007).

Regulatory changes brought about by increasing concerns for environmental protection are an additional factor driving the growth of this market. This regulatory pressure resulted in an increasing demand for complex services and favors the growth of players in these markets, particularly global players such as SUEZ Environnement. For example, according to the IFOP Institute, in 2006, 91% of the French population expressed concerns about environmental issues, and according to the European Commission, in 2005, 78% of Europeans are in favor of an increased allocation of money by the European Union to environmental protection, even if it implies that other sectors would receive less money (source: Eurobaromètre 2006).

Finally, the development of new technologies to address the growing complexity of environmental problems and the increasing role of private operators (the portion of the global population served by the private sector in the water segment was 10% in 2006; source: Pinsent Masons Waterbook 2006-2008) are also positive factors for the expansion of the Group's markets.

An integrated player throughout the entire water and waste value chain

The Group has completely mastered each step of the water and waste cycles, allowing it to implement commercial and technological synergies within each segment.

The Group is thus able to offer a complete range of services in terms of types of services and contracts, adapted to all categories of customers, including both local public entities and private industrial players.

A reference player capable of benefiting from the complementary aspects of the water and waste businesses

While they initially follow unrelated industrial logics, the water and waste segments nevertheless offer certain complementary features, which the Group has made one of its strengths.

Thus, the Group is able to generate synergies between the two activities, notably by sharing certain technologies (for example, in sludge or compost treatment), combining research and development in certain target programs (such as odor management), and realizing operating synergies by pooling certain corporate functions. To illustrate, the Group's development in China with the Shanghai Chemical Industrial Park (SCIP) marks an important step in trade collaboration between the two activities, by combining a wastewater treatment plant and China's largest hazardous waste incineration plant on a single site.

Strong Research and Development at the core of the Group's culture

For 70 years, the Group has been the source of significant innovation: the first collection trucks with waste compacting in 1936 (the "Rey-SITA compacting dumper"), the first reverse osmosis desalination plant in the world for the production of urban drinking water in 1985, the first compartmentalized collection trucks allowing the separate collection of recyclable packaging since the early 1990s ("combi system"), the first hazardous waste stabilization-solidification processes in 1993, and the first water ultra-filtration process in 1998.

The Group's research is based on a global scientific and technical network consisting of experts grouped within expertise and research centers; technological developments resulting from this research are the fruit of close collaboration and a sharing of knowledge between internal experts, as well as with the Group's university and industrial partners. Thus, in 2007, the Group had implemented over 60 research and development programs in 200 laboratories around the world. The research and development teams have some 400 researchers, technicians, and experts, and an effective budget of 65 million euros (expenses borne by the Group).

The Group believes its technological expertise allows it to meet its customers' expectations effectively and to rank among the leading players in technological developments in environmental management services.

A targeted international growth based on a strong culture of partnership

The Group is pursuing a selective international growth strategy (outside Europe) based on identifying the fastest-growing markets with controlled risk profiles. For example, the positioning of United Water in the United States in regulated activities addresses this approach and allows the Group to establish the solid position needed for future development.

The Group maintains a strong partnership culture, particularly in countries offering high growth potential in the environmental segments and where the association with local partners reinforces its understanding of local challenges while allowing for a sharing of risks and capital invested.

A few examples include:

— LYDEC, the Group's spearhead in Morocco since 1997, is an example of a partnership with local investors in a listed company, which distributes water and electricity to the cities of Casablanca and Mohamedia;

— Sino-French Holdings ("SFH") has operated since 1985 in an equal partnership with New World Holding, a Hong Kong-based company, to meet the water and wastewater treatment needs of 13.5 million people; SFH is an example of an operating partnership, which is itself based on a large number of partnerships with local municipalities for the co-financing of assets; and

— Swire-SITA, another example of an operating partnership with the Swire Pacific group, based in Hong Kong, for waste services management in municipalities of Southeast Asia (Macao, Hong Kong, Shanghai, Taiwan).

A flexible economic model that preserves the economic balance of long-term contracts

A significant portion of the Group's activity is carried out through delegated management contracts (delegation of public service in France, or the equivalent outside France), entered into for long periods of time.

These contracts generally afford the Group the flexibility needed to maintain their economic balance, notably through continuous improvement in the quality and sophistication of the services provided, thus meeting the needs of both parties by offering innovative and profitable services or technologies.

A balanced financial structure and a selective development project management policy

With a Net Debt/EBITDA ratio of 2.56 as of December 31, 2007, the Group has a balanced financial structure, giving it the resources to seize development opportunities.

The development choices are based on strict financial discipline, which allows the Group to maintain the flexibility it needs to seize major development opportunities.

An approach deliberately geared toward sustainable development, at the core of the Group's organization

The Group's permanent ambition is to be a socially and environmentally responsible player and to this end the Group has implemented a structured approach within the company. This policy consists of a "Sustainable Development Roadmap" setting objectives for 2011 (specifically in terms of energy performance, recycling and recovery, health/safety, and training) and measuring the Group's progress in fulfilling its corporate responsibility. All major Group subsidiaries have their own "Sustainable Development Roadmap" spelling out the Group's objectives at their operational level.

A management team with recognized experience

The Group relies on a united and high-quality management team. The five members of the management Committee have 70 years of cumulative experience in environmental management services, and most members of the management team have been with the Group for at least 10 years.

A steady shareholding

GDF SUEZ's interest in SUEZ Environnement Company share capital constitutes an element of stability offering guarantees to the customers and industrial or financial partners of the Group, and which will enable the Group to benefit from synergies with GDF SUEZ, such as industrial cooperation in energy or environmental fields, common efforts to optimize the natural resources use and sharing of a number of administrative/support functions. SUEZ Environnement Company's initial public offering will provide the Group with a greater visibility and a direct access to financial markets.

6.3 Strategy

SUEZ Environnement's ambition is to strengthen its position as a reference player in the areas of environmental protection and sustainable development, by offering its customers complete control of the water and waste cycles. Its industrial plan reflects this desire for development in all its businesses by giving priority to durable and profitable growth, combined with a balanced risk profile. This plan is aimed at establishing the Group as one of the leaders of each of its segments in each country in which it operates.

SUEZ Environnement's strategy is perfectly in line with the broader framework of the strategy of the SUEZ group, an international industrial group able to provide the most effective technical solutions to meet the main challenges of sustainable development in water, waste, and energy.

6.3.1 Sustainable development and operational and technical know-how, the pillars of the Group's strategic ambitions

6.3.1.1 Offer its clients solutions for sustainable development

The growing aspiration for harmonious and sustainable development imply increased attention to environmental protection and reasonable consumption of non-renewable resources. The supply and distribution of drinking water, wastewater treatment services, waste management and recovery are services essential to the well-being of people and the successful operation of businesses, and constitute real challenges in certain regions of the world. The Group believes the demand for these services, for the expansion and improvement in their quality will continue to increase. In offering high-quality water and waste management services, the Group will specifically seek to:

— assist its customers to promote a rational use of resources and assist them in limiting their environmental impacts and identify alternative resources;

— offer optimized solutions in energy consumption and, as applicable, solutions that combine protection of the environment and the production of renewable energy; and

— continue its involvement in establishing better environmental management governance in emerging countries, to promote the emergence of conditions favorable to development of the Group's activities in those countries.

6.3.1.2 *Identify and use energy and material generation potentials in the value chains*

The water and waste segments are facing new challenges, to which the Group must respond and adapt. Waste, through appropriate treatment, may and must be recovered and reincorporated in the economic cycle: landfills and incinerators are also operated as renewable energy production sites, recycled materials are used as raw materials in industrial circuits, and organic matter is recovered in the form of energy or compost. The Group is thus active in the progressive evolution toward a closed cycle of resources, one of the major challenges of the 21st century. Likewise, in the water sector, wastewater treatment stations are becoming a kind of refinery, producing water that can be reused, renewable energy, soil fertilizers, and final waste to be eliminated without risk to the environment.

6.3.1.3 *Make research and technical know-how a priority in the Group's future development*

At the heart of the Group's strategy is research concentrated on applications aimed at improving its operational performance (anticipation and control of health and environmental risks, energy efficiency) and perfecting its technical expertise (treatment of sludge, desalination, reuse of wastewater, eco-accounting of the storage).

The Group also seeks to continue developing the best technical solutions with the best experts, specifically in order to:

— adapt to climate change and prevent its reinforcement, preserve natural resources, and protect the environment and the quality of life;

— improve the quality of drinking water and services rendered to consumers; and

— extend its technological leadership to new areas, particularly those related to waste treatment and recovery.

6.3.2 *Pursuant of a global development plan that maintains local integration of its businesses*

The Group's activities are local by nature, and the Group's objective is therefore to be recognized by its clients as a local player. Its strategic orientations reflect the dynamics of each region and the positions acquired by the Group.

6.3.2.1 *Consolidate and strengthen the Group's positions in Europe*

(a) In water

In France, a market in which it is solidly based, the Group intends to increase its share in the segment of drinking water and to drive the growth and profitability of its activities by (i) developing wastewater activities (increase connections, advanced treatments, delegation of public services investments) through private or delegation of public services contracts, (ii) increasing its industrial client base, and (iii) enhancing its offer through the sale of services (automatic meter-reading, management of sewage network flows) and related works. These actions should also strengthen the Group's competitiveness, particularly in terms of the renewal of certain of its major contracts.

In Spain, the Group aims at developing an approach that is both dynamic and local, to take advantage of growth opportunities offered (wastewater, building, and operation of desalination plants, etc.), while taking into consideration very specific regional characteristics. The shareholders' agreement between the Group and La Caixa[5] favors the implementation, within Agbar, of a strategy adapted to these challenges. The Group's recent acquisition of a stake in Aguas de Valencia (AVSA) is also in line with this local development logic.

In Italy, benefiting from its positions in Tuscany, the Group seeks, either alone or through partnerships, to seize the development opportunities offered to private entities (currently under-represented) within a context of a delay in infrastructure maintenance and in the implementation of European regulations. Thus, the Group plans to participate in the trend toward concentration of regional players.

In Germany, the Group will consider opportunities for acquisitions or equity stakes, specifically in local public companies (in the context of opening up of the equity of the Stadtwerke), where applicable, by using the local waste activities of SITA or of Electrabel in energy, through industrial and trade cooperation.

In Great Britain, the Group may also pursue development in the water businesses, notably through Agbar's activities in this market.

Finally, in Central Europe, the coming years should be a period conducive to "public — private" partnerships because of requirements for compliance with European Community standards for water management

[5] Through Criteria CaixaCorp., a listed investment company, and a subsidiary of La Caixa.

infrastructures. The Group wants to take advantage of its strong presence in Hungary, the Czech Republic, and Slovakia to develop its positions.

(b) In waste

The Group's ambition is to consolidate its traditional collection and treatment segments, by controlling the entire waste value chain, and by bolstering certain positions, both geographically and in terms of business expertise. The Group also seeks to strengthen its recycling activities (paper, cardboard, glass, plastic, tires, ferrous and non-ferrous metals) and develop new positions by acquiring targeted assets that contribute to new or specific know-how and/or new or specific operational equipment.

In France, the Group intends (i) to continue its development and improve profitability in its traditional segments (collection, treatment) through productivity efforts and the industrialization of alternative treatment techniques, such as new recycling segments or methanization, and (ii) to strengthen its positions in emerging segments (remediation of polluted soils, dismantling of vehicles at the end of their lives, processing of electrical and electronic equipment).

In the Benelux countries and Germany, the Group also wants to take full advantage of the rapid development of the recycling segments. Its functional services have also been consolidated to take best advantage of opportunities for synergies presented by these regions in their border areas. In the Netherlands, the Group's goal is also to pursue development of its collection activities through a dynamic commercial policy and the sale of complementary services, as well as to develop its waste treatment capacities (strengthening of treatment capacities in existing incinerators and development of own capacities).

In the United Kingdom and Scandinavia, the Group plans to support changes in treatment methods in recycling and recovery of various material flows. In Great Britain, the Group will also improve its policy to win complex integrated waste management projects.

In central Europe, progressive compliance with European regulations, supported by European Community financing, and the growing sophistication of waste management methods will make the coming years positive for the Group's activities. It will seek to strengthen its positions in Poland, the Czech Republic, and Slovakia, and to seize opportunities in new markets (notably Serbia, Croatia, and Bulgaria).

6.3.2.2 Develop Group strongholds in the United States, China and Australia

(a) United States of America

Through United Water, the Group's objective is to develop (i) its regulated activities through investments in maintenance and in the expansion of its asset base and through the corresponding rate increases expected from the regulatory authorities, and (ii) its service contract activities, specifically by entering into new contracts and selling technical assistance, supplemented by one-off external growth transactions. At the same time, the Group intends to increase its portfolio of regulated and non-regulated activities around its current bases, primarily in the North-East, by taking advantage of the current consolidation among players in the sector.

(b) China

In the water sector, through Sino French Holding (SFH), a joint company with the Chinese group New World, the Group intends to pursue selective growth by developing new delegation of public services and industrial facility water management services, located near to its Macao, Shanghai, and Chongqing where it already operates, in line with its current investment structures (joint companies, partnerships).

In the waste sector, through Swire-SITA, a joint venture with the Chinese group Swire Pacific, the Group seeks to pursue development around Hong Kong and Shanghai where it already operates, by offering technically advanced solutions for integrated waste treatment and management, notably for industrial parks.

Finally, as illustrated by its location at the Shanghai industrial and chemical park, the Group intends to promote the two activities, water and waste, through a common trading approach, to meet the growing demand from industrial sites for an integrated multi-utility management service.

(c) Australia

The Group wants to seize the growth opportunities offered by the current trend of consolidation in waste management activities. In addition to maintaining strong positions in the traditional segments of collection and landfills, the Group will seek to strengthen its frontline position through direct investments or partnerships with industrial clients, in alternative treatment techniques designed to reduce the volumes deposited at landfills and promote recycling.

In the water activity, development includes conclusion of new contracts for desalination and the reuse of wastewater, using the local Degrémont plants.

6.3.2.3 Seizing attractive development opportunities in certain regions of the world

The Group is researching countries in which the "risk/return on investment" ratio will allow it to establish long-term bases for development. It is using the full range of possible delegation of public services contracts and is seeking new forms of partnership adapted to the specific features of the markets in question. Such as:

— on a global scale, Degrémont and Safege give the Group a very upstream position in its businesses and provide the Group with a significant competitive advantage. In this regard, Degrémont intends to pursue its growth in its three business sectors, in both the mature countries where it is active, and in emerging countries' markets;

— in the Mediterranean Basin (notably Northern Africa, Turkey), the Group intends to rapidly expand its activities through targeted partnerships or management contracts, primarily in the water segments (wastewater treatment, provision); and

— the Gulf countries also present numerous development prospects, which are being studied with the Group's partners.

6.3.3 The balance of the industrial model and improved operating performance

6.3.3.1 Maintaining balance in the industrial model

One of the Group's principal strengths lies in the diversity and balance of its exposure: service contracts, short-, medium- or long-term contracts, local public entities or industrial customers, and regulated/non-regulated, mature countries, or emerging countries' markets.

The Group seeks to allocate the capital employed in order to preserve the diversity and balance of its business portfolio, depending on the expected profitability and risks incurred by each activity. This concern is even more significant due to the fact that a number of Group activities will face a growing capital intensity, despite development of new services activities. The Group is confident as to its situation and its ability to face such evolution, contrary to other players which may not have a sufficient financial strength to bear such investments.

The Group's investment policy is carried out in accordance with strict financial criteria addressing the principles set forth in Section 6.3.4 of this prospectus.

6.3.3.2 Exploiting potential synergies

The Group is organized to favor maximum integration between the two segments, water and waste:

— joint research programs (odor treatment, energy recovery);

— implementation of shared technologies (composting segments, methanization, treatment and recycling of sludge, treatment of leachates at treatment plants);

— generation of commercial synergies, such as in France, with a joint development department, or outside Europe, where some subsidiaries assume management of the two activities; and

— savings in general expenses generated by combining corporate functions (finance, strategy, human resources, IT, communications, legal, development).

The Group also intends to pursue the exploitation of operational synergies with the SUEZ group's energy activities:

— combined project management, such as the recovery of renewable energy from waste, or the desalination of sea water (plants that combine energy production, thermal desalination, and membrane desalination);

— development of synergies in the context of global service offerings for the provision of water, electricity and waste management in certain regions (in term of customers' similar problematic);

— pooling resources to benefit from significant effects of scale in certain areas, such as a coordinated purchasing policy, networking of certain research and development efforts, etc.

6.3.3.3 *Improvement in performance*

Historically, the Group has always focused on optimizing the profitability of its activities, notably through programs for ongoing performance improvement.

During the 2003-2006 period, SUEZ Environnement has significantly contributed to the SUEZ Optimax 1 and 2 programs (respectively 310 million euros and 153 million euros of cost reductions for Optimax 1 and Optimax 2). In 2007, the Group has saved a gross amount of 50 million euros on purchasing (*i.e.* a 3% cutback in supply purchasing) and improved its Health and Safety indicators in order to save 9.4 million euros.

For the period 2008-2010, the Group intends to continue its efforts through the Compass program following what was implemented for a number of years. Compass represents the internal excellence standard which aims at both, promoting the industrial excellence and the monitoring of operating costs;

The program Compass should create by 2010 a cumulated total gain, evidenced in the EBITDA, of 125 million euros, progressively distributed over the 3 years of the program.[6] Half of the gain will be generated by savings on purchases, the other half relating to the improvement in activities processes for 28%, the decrease of the overhead charges for 14%, and the improvement in health and safety at work indicators for 8%.

With respect to the purchases, the savings costs basis amounts to 3.7 billion euros. Compass program aims at implementing savings which amount to a total of 135 million euros by the end of 2010[7], among which 62 million euros are direct EBITDA gain, balance of these savings are mainly allocated to the implementation of more competitive offers for Group's clients. These savings will generally arise from Group transverse initiatives — such as through the setting of bid invitations or negotiation of framework agreements at the European level or even sometimes worldwide — or the implementation of synergies between countries or business units, depending on local specificities. For example:

- In the Water segment, savings concern notably pipes, chemical components or equipments (pumping, tooling) purchases. Lyonnaise des Eaux, Degrémont and OIS, in this context, entered into a 3-year term agreement with two significant global suppliers for the provision of polymers. The Group is seeking to extend this agreement to United Waters activities. In addition, these subsidiaries are conducting studies on the implementation of partnership agreements allowing short-term savings on unit prices and commitments to improve in the future the global costs (technological evolutions, better monitoring of operating processes). Furthermore, these subsidiaries are thinking of standardizing equipments for water treatment plants, notably as to the pumps and metering tools.
- In the Waste segment, savings concern notably trucks, tires and containers purchases. The Group has recently renegotiated the purchase of plastic containers used for the collection of waste, and entered into a European framework agreement with a 3-year term (2008-2010 period) and at a European level, an agreement for tire purchases, which allow the Group to generate significant savings.

With respect to industrial efficiency, the Compass program covers a number of actions at all levels of the Group, to develop a strong culture of improving the performance, therefore evidencing the Group's will to maximize growth potential of its activities. These actions cover 3 main axes:

- Progressive optimization of some commercial agreements (United Water, SITA France, etc.), reduction of leaks in the water networks (LYDEC, LDE, Palyja, etc.), optimization of the management of waste streams (increase in the internal treatment of the streams in the United Kingdom, optimization of cross-borders streams, for example thanks to an incinerator at the border between Benelux and Germany, etc.), optimization of collection rounds costs (alternative fuel, maintenance of vehicles, cut in the kilometers made thanks to the geo-localization) and, more generally, thanks to a continuous benchmarking of all Water and Waste sites to promote the spreading of better practices.
- Administrative and overheads costs cut-in through the management integration in France and abroad (creation of cross-boarders subsidiaries, commercial and administrative costs rationalizing, setting shared services centers with a large scope of intervention).
- Efforts in health and safety at work to decrease the number of days not worked (due to accident, etc.). These efforts are more generally part of the twelve top commitments of the Group with respect to sustainable development.

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[6] *i.e.*, an approximately 40 million euros gain in 2008, a cumulated 80 million euros gain in 2009, and a cumulated 125 million euros gain in 2010.

[7] *i.e.*, a gross saving of 50 million euros by the end of 2008, then a cumulated gross saving of 95 million euros by end 2009 and a cumulated gross saving of 135 million euros by the end of 2010.

Without considering the Compass Program, it should be noted that SUEZ Environnement Company initial public offering will generate additional organizational costs to meet the company's new obligations as a listed company. These costs amount should be recurrent and comprised between 10 to 20 million euros a year.

6.3.3.4 Mobilizing employees around the industrial project

Implementation of this strategy implies permanent mobilization of the Group's expertise and employees. Priority is given to local recruitment, centralized career management, and increased employee mobility among the Group's various subsidiaries and activities. To improve mobility, professional experience, and diversity in recruiting, strong links are maintained with SUEZ and the various businesses.

To offer employees incentivizing professional career paths, the Group will continue to anticipate changes in the businesses and adapt skills to new needs through a dynamic training policy. The Group intends to promote long-term relations with its employees and develop their commitment.

Finally, the Group's strategic planning includes a chapter on the long-term challenges facing Human Resources, to ensure that the objectives that have been set are consistent with projected growth in activities.

6.3.4 Financial objectives 2008-2010

Over the 2008-2010 period, the Group's objective is to reach a yearly average organic growth of its revenue superior to 5% and to acquire proximity industrial entities ("tuck-in") which have an impact on the revenue growth superior to 2%.

In addition, the Group may contemplate strategic acquisitions, creating value, in accordance with the Group investments criteria provided favorable market conditions are met, which could contribute by a few points to growth over the period.

The EBITDA being the base of this forecast represents a new definition retained by the Group, similar to the one retained by the GDF Suez group. This EBITDA is equal to the Group's historical gross operating income (EBITDA) minus (i) share in net income of associated entities and (ii) financial income excluding interests (dividends of non-consolidated companies), plus (iii) net allocations to provisions for employee benefits and other fixtures and fittings or constitution of similar provisions.

Therefore, the 2007 EBITDA under the new definition and adjusted for the Applus+ contribution (divested in November 2007) for homogenization purposes, amounted to 2,021 million euros.[8]

Over the 2009-2010 period, the Group objective is to reach an average yearly EBITDA growth of 8%.

For fiscal year 2008, the Group forecasts to reach an EBITDA between 2.10 and 2.15 billion euros. This forecast is described in Section 13.1 of this prospectus.

Over the 2008-2010 period, growth objectives are based on:

— approximately 4.5 billion euros[9] total amount of industrial investments which represents maintenance and development investments, as well as tuck-in acquisitions;

— the Compass program for continuing improvement of the Group's activities profitability, as described in Paragraph 6.3.3.3.

The Group's dividend distribution policy is described in Section 20.4 of the prospectus. Within the framework of this policy, and of the above-mentioned growth objectives, the Group's objective is to maintain a net debt/EBITDA ratio (new definition) inferior to 3x over the 2008-2010 period, excluding the impact of potential strategic acquisitions.

The 4.5 billion euros investments budget over the 2008-2010 period is distributed as follows:

— approximately 2.2 billion euros will be dedicated to maintenance investments (repairing of existing facilities, emission control for recycling and recovery plants, modernization of the truck park, space management for storing, etc.); and

— remaining investments are dedicated to the Group's expansion, through industrial development and tuck-in acquisitions: approximately 1 billion euros dedicated to Waste Europe activities, 600 million euros to

[8] The new definition has an impact of -42 million euros on 2007 EBITDA, as described in Section 9 of the prospectus, plus the adjustment of Applus+ contribution to 2007 EBITDA for -41 million euros (Applus+ was divested in November 2007).

[9] Excluding the tender offer on Agbar and potential strategic acquisitions.

Water Europe, and approximately 700 million euros to International. These investments follow the development principles within the strategy of the Group, as mentioned above.

In the context of implementing the Group's strategy, the Operations Committee, composed of the Chief Executive Officer, the Chief Financial Officer and the Deputy Chief Executive of the concerned activity, analyzes and selects, following rigorous procedures, projects identified or initiated by the Group. Over the past two years (2006 and 2007), the Operations Committee has analyzed 180 projects (82 abroad, 71 for the Waste Europe segment, 27 for the Water Europe segment), 46 of which are still in the process of a bid invitation or at a final stage. As regards achieved projects, the Group notes an allocation or implementation of 74 projects, *i.e.*, a success rate of 55%.

Each investment decision is based on a multicriteria analysis, based notably on long term value creation analysis. It is principally measured for each project, using a rate of return on investment which shall be superior to a hurdle rate, in accordance with a specific scale for each activity, geographic area, and integrating risks specific to each project, relutive in year 2, and a positive contribution to cash flow in year 1.

In addition, the objective is to reach at the Group level, a ROCE significantly superior to the weighted average cost of capital.

These objectives are notably based on:

— keeping Hisusa consolidation by proportional integration in the Group's financial statements;

— macroeconomic basics, such as GDP, inflation, and interest rates within the various geographical areas where the Group operates; these assumptions notably comprise a constant growth of the GDP above an average of 2% for West Europe and the United States areas, above 3% for Australia, above an average 4% for Central and East Europe area, and above an average 5% for Asia area;

— assumptions as to the exchange rate and commodity cost, similar to the ones currently prevailing.[10]

These objectives are based on data, assumptions and estimates which are globally considered reasonable by the Group's executive management. They may change or be amended due to uncertainty related notably to the economic, financial, competition, regulatory and climate environment. In addition, materialization of a number of risks described in Section 4 "Risk factors" of this prospectus would impact the Group's activities and its ability to reach these forecasts. Moreover, performing these forecasts implies the successful implementation of the strategy described in Paragraph 6.3 of the prospectus. Therefore, the Group does not take any commitments or grant guarantee as to the attainment of the forecast described in this Section 6.3.4 and does not commit itself to make public or communicate any amendment or update of these elements.

These objectives were prepared in accordance with the accounting principles set by the Group for preparing combined financial statements described in Section 20.1 of the prospectus, as well as the new EBITDA definition described in this Section.

6.4 Presentation of the market and competitive position[11]

6.4.1 Presentation of the water and waste sectors

6.4.1.1 General presentation of the environmental management services sector

(a) General characteristics

The environmental management services sector covers all services provided to private parties, local public entities, and industrial customers relating to (i) the production and distribution of drinking water, wastewater collection and treatment, waste management (activities that represented, for example, approximately 80% of total environmental expenses in France in 2004; source: IFEN), as well as (ii) air protection, anti-noise measures, protection of biodiversity, and management of radioactive nuclear waste (which together represented some 20% of total environmental expenses in France in 2004; source: IFEN).

Increased demand for high levels of environmental protection has resulted in an increasingly strict, dedicated regulatory framework. This requires major investments within the required deadlines and effective and global

[10] Global assumptions for the 2008-2010 objectives. More precisely, for fiscal year 2008, the following assumption has been retained: an average exchange rate over fiscal year 2008 of USD/€ 1.55 and 0.8 GBP/€.

[11] The market data presented in this prospectus come primarily from data bases and studies provided by Eurostat and the French Environmental Institute (IFEN) which, as of the date of the approval of this prospectus, to the Group's knowledge, have no data or studies for all countries in which the Group is present more recent than 2004.

management of related issues, thereby leading to the emergence of European or global players that specialize in environmental management services. This change is occurring at different speeds, depending on the country.

The public's expectations for measures and actions for environmental protection are not weakening, even within the most advanced countries in this regard. Thus, 91% of the French say they are concerned about environmental protection (source: Ifop, 2006), and 78% of Europeans are in favor of an increased allocation of money by the European Union to environmental protection, even if it implies that other sectors would receive less money (source: Eurobaromètre 2006).

The growth in expenditures related to environmental protection is generally greater than the growth in gross domestic product. Thus, in France, from 1990 to 2005, the average annual rate of growth in expenditures linked to environmental protection was 6%, compared to 3.4% for gross domestic product during the same period (source: *IFEN summary: "The economy and the environment in 2005", July 2007).*

(b) Evolution of the environmental management services

Changes in regulatory requirements, higher expectations from end users and, consequently, the increasing complexity and capital intensiveness of the corresponding infrastructure and services encourage local public entities to seek the expertise and collaboration of private operators.

Like local public entities, in order to concentrate on managing their core business and satisfy the need to control environmental costs, large international companies in the industrial and service sectors are increasingly outsourcing to specialized players with the technical and operational resources to efficiently provide these environmental management services.

The use of specialized private operators by these major international players in the industrial and service sectors is also increasing because of the global deployment of these companies; concerned with efficiently managing these problems, they want to entrust these services to specialists operating globally as well, in order to facilitate management and be assured of receiving uniform service at all their sites.

(c) Growth factors in the environmental management services sector

The Group believes that the environmental management services markets will grow in the long term, notably because of a combination of macroeconomic factors such as:

- world demographic growth (average annual growth of 1.1% between 2006 and 2020 (source: US Census Bureau, 2007);
- increased urbanization, particularly in emerging countries (between 2010 and 2015, more than half the world's population will be living in urban regions, according to the United Nations, 2006, World Urbanization Prospects: the 2005 revision);
- world economic growth estimated at an average of 3.45% per year during 2006-2011 (source: *The Economist Intelligence Unit*, 2007); and
- increase in the prices for raw materials, increasing the economic attractiveness of waste recovery, through either recycling or energy recovery.

In addition to these macroeconomic factors, the Group believes these markets should expand through a combination of various factors specific to the sector:

- greater attention paid to environmental protection around the world;
- greater demands from the public for hygiene quality of life and health, and changes in consumption methods linked to improved standards of living;
- stricter and better-applied environmental regulations;
- very large and still-unmet needs for access to drinking water and wastewater treatment (currently, over a billion people have no access to a permanent supply of drinking water, and it is estimated that 2.6 billion people do not have an improved wastewater treatment system (source: United Nations Statistics, 2004, Joint Monitoring Program for Water and Wastewater treatment — WHO/UNICEF); and
- the growing number of zones affected by insufficient water resources (or that are in a state of water stress), particularly related to global warming (already observable, for example, in Northern Africa and in Australia).

6.4.1.2 Presentation of the water sector

(a) A value chain that uses complex industrial processes


MUNICIPALITIES
Pumping and drinking water production
Customer and client service
Wastewater collection and treatment
Discharge of treated water into the environment
Sludge treatment and recovery
Water and waste sinergies
Storage Distribution
INDUSTRIAL CLIENTS
Process water
Biological recovery
Treatment of inductrial wastewater
Waste management services

(b) A sector characterized by significant investment and differentiated growth based on specific local characteristics

The Group believes that, for the European Union, the water-related environmental service sector represents some 70 billion euros per year (2004 estimate). The largest European countries are expected to invest some USD 364 billion in water production and distribution and wastewater treatment between 2006 and 2015 (source: *Financing water and wastewater to 2025*, D. Lloyd Owen, 2006). The Group believes it is possible to achieve growth in this sector slightly above inflation in the European countries that are the most advanced in environmental terms; faster growth may be expected in countries such as Spain, Italy, and Central Europe, given their delays in applying European standards to their plants and in maintaining their assets, two reasons that explain the price levels for water-related services which are, for the time being, lower than in the rest of Europe. The Group estimates that environmental services business related to water may benefit, as regards an area covering the 15 "old" EU member States,[12] Norway, and Switzerland, from a long term growth rate 2% above the growth rate in the gross domestic product.

For drinking water services in certain developed countries, a decline in volumes consumed has been observed, notably because of water saving programs implemented by local public entities and industrial users, and the spread of the concept that water is a resource to be preserved. For example, in France, the Group estimates that volumes of water invoiced have declined by an average of some 1% per year over the past fifteen years.

Nevertheless, this trend has been offset by the provision of more sophisticated interventions and services in water production, water distribution and wastewater treatment.

In the United States, the Group believes the size of the environmental management service sector for water is USD 85 billion, including 60 billion for site operation activities. It offers major opportunities for consolidation because of the very high number of small local players as well as acute needs in terms of infrastructure replacement (USD 250 billion in investments is anticipated for the 2006-2015 period) (source: *Financing water and wastewater to 2025*, D. Lloyd Owen, 2006).

Finally, in the emerging countries, where very significant needs are still unmet, the Millennium Goals, adopted in 2000 by members of the United Nations during the World Sustainable Development Summit, stress the fact that access to drinking water as well as adequate wastewater treatment services are necessary to protect human health and the environment. In this regard, the Millennium Declaration invites States to commit to reduce by half the

[12] *i.e.*, Germany, Austria, Belgium, Denmark, Spain, Finland, France, Greece, Ireland, Italy, Luxemburg, the Netherlands, Portugal, the United Kingdom and Sweden.

proportion of people who do not have access to drinking water or wastewater treatment by the year 2015. The Global Panel Report on the financing of water infrastructures estimated in March 2003 that by targeting a level of services and technology that are just sufficient, the 2015 goals could be met by increasing annual investments by about USD 10 billion (official estimates of the Water Supply and Sanitation Collaboration Council; the World Bank estimates up to additional USD 11 billion each year in investments is needed to meet the Millennium commitments (global total of USD 26.7 billion per year according to J. Saghir at the World Bank 2002 Water Week)). By contrast, to connect the entire urban population to water and sewage networks, while ensuring the primary treatment of wastewater, the cost of the 2015 goal rises to USD 17 billion per year for water and USD 32 billion per year for wastewater treatment and sewage (Luc Averous, "*Le financement des infrastructures de l'eau: Panel mondial sur l'eau*" — The financing of water infrastructures: Global water panel — , Lehman Brothers, October 2002). These countries therefore, offer significant growth opportunities for the building and operation of water treatment plants (in China, for example, only 32.5% of the population was connected to a public wastewater treatment network in 2004 (United Nations Statistics, 2007), and for water management services. In this second case, opportunities are associated with potentially high risks that must be controlled by defining appropriate contract forms prior to planning operations in these countries.

(c) A market increasingly occupied by private players

The Group believes that the use of private players (the portion of the world population served by the private sector totaled 10% in 2006 (source: Pinsent Masons Waterbook 2007-2008) should grow significantly in the long term, particularly in the form of public-private partnerships, notably for the following reasons:

- private operators, which benefit from longstanding and diversified experience, have top-level skills;
- consumer requirements in terms of water quality and related services are increasing;
- regulations continue to tighten throughout the world; particularly in the European Union, environmental European Directives and their various revisions define and strengthen the current regulatory obligations;
- among the 15 "initial members" of the European Union, some are late in transposing in domestic law technical European Directives related to water, particularly the 1991 European Directive on urban wastewater;
- the new members of the European Union[13] must comply with the European standards; and
- pressure on public expenditures, greater demand from consumers for efficient public services, and the increased technical level of the segment are encouraging many public entities to take the path of public-private partnerships.

Local situations vary as to the use of the private sector by local public entities with regard to water services; thus:

- in France, municipal water systems often entrust management to the private sector, with municipalities retaining ownership of their assets; the Group believes markets are relatively mature and are not changing much;
- in the United Kingdom, the water sector has been almost entirely privatized since 1989, with operators, in this case, owning the infrastructure;
- in Spain, the Group believes private operators currently represent 40% of the drinking water production and distribution sector, and 62% of the wastewater treatment sector; the Group believes the use of the private sector should increase in coming years;
- in Germany, municipalities largely manage their services through the *Stadtwerke* system (local public companies responsible for the management of certain public services), with private operators in a partnership position; the Group believes the private sector could develop through the opening up of the equity of the Stadtwerke and by pursuing the development of management contracts, particularly in wastewater treatment; and
- in the United States, the Group believes the private sector is responsible for managing 11% of the sector of operating activities; the Group believes that the private sector share should increase in coming years; with regard to service contract activities, development could take place through the growing use of private operators by the municipalities, and for regulated activities, the private sector should benefit from the consolidation of this sector.

[13] *i.e.* Poland, Romania, Hungary, the Czech Republic, Bulgaria, Slovakia, Lithuania, Latvia, Slovenia, Cyprus, Estonia, and Malta.

6.4.1.3 Presentation of the waste sector

The existence of a waste management services market requires:

— a minimum level of economic development: countries only allocate a portion of their wealth to waste services management after meeting their other, higher-priority needs (particularly access to drinking water);

— the definition and implementation of environmental regulations;

— the guarantee of a certain level of contractual stability; and

— public awareness of the environmental stakes.

Each country presents specific characteristics and therefore, the nature of the services proposed by operators must be adapted accordingly. Thus, in the least developed countries, demand corresponds essentially to waste collection and removal services provided by local operators; in emerging countries (Central and Eastern Europe, North Africa, Middle East, China), demand extends to additional selective collection services, pre-treatment, and sorting; finally, for more mature countries ("initial members" of the European Union, North America, Japan, Australia), demand is for complete services that also include biological treatment, material recovery (sorting and recycling, composting and biological recovery), and energy recovery. The Group considers that environmental service activity related to waste activity may benefit from, for the area covering the 15 "old" EU member States, Norway and Switzerland, a long term growth rate, approximately 2 to 3% above the growth rate is the gross domestic product.

(a) A complex value chain integrating several segments


Waste Producers
Flow of Waste
Waste management chain
Collection and Logistics
Pre-Treatment
Recovery and Recycling
Elimination
• Households and municipalities
Households
• Commerce and Industry
Trading & Industrial
• Building
Building and Demolition
• Industrial maintenance
• Demolition
• Contaminated soil and sites
Hazardous waste
Urban cleanup
Waste collection
Sorting Pre-treatment
Treatment of hazardous waste
Soil de-polluting
Composting
Biological recovery
Incineration with energy recovery
Synergies with water and energy activities
Material recovery
Storage

(b) The various types of waste

Four principal sources of waste define the scope of the Group's activities: municipal solid waste, industrial and commercial waste, building and demolition waste, and hazardous industrial waste (excluding radioactive nuclear waste). In 2004, these sources represented an annual waste volume of approximately 1.7 billion tons in Europe (source: Eurostat); this total includes a range of situations between the more mature countries and the lesser developed countries in terms of waste services management.

Waste products from agricultural activities, mining activities, and quarries also represent very significant flows, but are not included, or count for very little, in the scope of management of the sector's operators.[14]

[14] It is important to note that an evaluation of waste volumes generated is also difficult because of the heterogeneous nature of the definitions and the methods of data collection at the European level, and even more so at the world level, particularly with regard to the allocation of waste in each waste segment. Moreover, each type of waste mentioned receives a different, and therefore quite variable, treatment; mix treatment analysis is therefore necessary to complement the volumes analysis.

(i) Household and municipal solid waste

The production of household and municipal solid waste totaled 206 million metric tons in 2004 in the 27 members of the European Union (source: Eurostat). The initial members of the European Union represent more than 87% of the municipal solid waste generated.

The volumes of household and municipal solid waste produced grew steadily in Europe between 1995 and 2004 (average annual growth of 2% (source: Eurostat)), but the trend seems to have shifted since 2000, notably with the increase having slowed in the initial members of the European Union.

The volume of household and municipal solid waste depends primarily on the following:

— economic growth and consumption methods: a richer population consumes more, acquires more complex products (electrical and electronic products, for example), which it replaces frequently, thereby generating greater quantities of waste requiring more elaborate treatment;

— population growth and its social organization: thus, for example, the increasing number of single-individual households results in increased individual packaging; and

— the level of development of the country and its environmental culture: the higher the level of development and the greater the awareness to environmental problems, the more the population agrees to allocate a greater part of its income to waste services management; this dynamic can even result in a reduction of the production of waste.

The Group believes that the volume of municipal solid waste in Europe should increase by an average of 1.5% per year to 2020, with still-significant disparities between the initial and the new members of the European Union.

(ii) Industrial and commercial waste

The production of industrial and commercial waste totaled 584 million tons in 2004 within the European Union (source: Eurostat). The initial members of the European Union generated 90% of this waste.

The production of this waste and its growth depend on the type and scope of industrial activities. The increase in the relative weight of the services sector, relocation (for the more developed countries), and industry efforts to reduce manufacturing residues are the principal factors limiting this volume of waste.

The Group believes the volume of industrial and commercial waste generated in Europe (only for the initial members) should grow an average of some 2.5% to 2020.

(iii) Waste from building and demolition activities

The production of waste from building and demolition activities totaled 866 million tons in 2004 within the European Union (source: Eurostat).

The types of waste included in this category are the ones which vary the most significantly from one country to the other. Moreover, only a small part of this waste is subject to optimal management. The Group believes the average annual volume growth to 2020 in this sector should be 1.5% for the initial members of the European Union.

(iv) Hazardous waste

Hazardous waste production totaled over 70 million metric tons in 2004 in the European Union (source: Eurostat). The criteria for the hazard levels of waste are defined by a regulatory classification. Based on these criteria, European regulations have developed a list of hazardous wastes. Changes in the characteristics of the waste or this classification may lead to a change in the perimeter of this source of waste.

Hazardous waste consists primarily of industrial waste. The production and trend for this waste depend, therefore, on the type and scope of industrial activities in a given region. The location of industries and their efforts to better adapt the quantities of materials used in their manufacturing process, and to reduce residual quantities, are therefore critical factors for this source of waste.

Hazardous waste may be treated for recovery and/or elimination according to three main methods: physical-chemical or biological treatment, thermal treatment (incineration, co-incineration), and burying at landfills.

(c) Methods of waste treatment

The level of treatment applied to waste after collection (number and complexity of stages) is an important parameter, inseparable from the analysis of growth in tonnages.

Waste is collected and sorted, then treated using different methods:

- after collection, the waste is directed either toward recovery sites (monoflow), or toward transfer and sorting platforms, or directly to treatment plants; the volumes sent directly to final treatment plants are sharply declining under the effect of the means implemented to reach regulatory targets for waste recovery as set by domestic or European Community public entities (for example, the obligation to exclusively deposit at landfills of "final" waste, *i.e.* waste that has undergone prior sorting/pre-treatment);

- sorting consists of identifying and sorting: the portions that can be recovered as a resource for the production of "secondary raw materials" (metals, plastics, glass, wood, etc.); fractions recoverable in the form of energy (production of refuse-derived fuel, or RDF, incineration with energy production); recoverable organic portions in the form of product and/or energy (composting, methanization); inert portions recoverable in the form of fill material; and finally, the residual portions treated for landfilling;

- landfilling is the oldest disposal technique; on the other hand, it has been considerably improved and currently requires advanced technical know-how: for example, the installation of sealing membranes, management by compartments (cells) to reduce impacts and diminish the surface area in contact with rain water, management of leachates, monitoring after site closure (generally 30 years), proactive management of the decay of organic product to produce energy (bioreactors); and

- energy recovery through incineration allows energy production (electrical or thermal) from waste: this high value-added technique is currently highly used in the most developed countries from an environmental standpoint; it requires often significant investments.

(d) *Regulatory framework and treatment cost*

European policy concerning waste, and particularly waste treatment, is currently oriented toward waste recovery; through European Directives it states medium- and long-term goals in order to reduce the volumes of waste generated and to increase the recovery rate. The various member States then choose the most appropriate methods to meet these goals at a domestic level on a national scale, for example, by implementing incentive financial systems for recovery, by imposing pre-required standards (mandatory sorting, definition of maximum thresholds for organic portions or the caloric power of acceptable wastes at landfills), by levying of taxes on tonnages eliminated, or even by implementing broader manufacturers' liability plans (for example, in terms of packaging, or for electrical or electronic products at the end of their lives).

The breakdown among the various methods of waste treatment used varies considerably from country to country. Among the most highly contrasting examples within the initial members of the European Union, England and Spain even now handle over half of their household and municipal solid waste by burying it (69% and 55%, respectively), while the Netherlands and Germany only marginally use landfills (3% and 17%, respectively), favoring methods that allow for waste recovery; in France, landfills represents approximately 38% of household and municipal solid waste (source: Eurostat, European Business, Facts & Figures).

According to a study carried out in 2004 by the National Depolluting and Environmental Activities Federation (FNADE) in six European countries (Germany, United Kingdom, Spain, France, Netherlands and Poland), price ranges by type of treatment of household and municipal solid waste vary significantly. On the one hand, there are activities involving deposit at landfills, at an average price net of taxes of 15 to 60 euros per ton. This is followed by composting, with average prices of 35 to 66 euros. Incineration, biomechanical treatment, and biomethanization have the highest prices, ranging from some 40 euros per ton to 105 euros. It should also be noted that biomechanical treatment and biomethanization are the exceptions, as they are treatment stages rather than methods of recovery or elimination; they therefore do not exclude deposit at landfills, incineration, and composting.

The breakdown between treatment methods chosen by each country yields a wide range in average prices per treated ton. Thus, treatment of a ton of household and municipal solid waste costs an average of 93 euros (excluding taxes and excluding sorting and recovery) in the Netherlands (because of the widespread use of high-priced treatment methods), while treatment of the same quantity of comparable waste in Spain costs only 27 euros (excluding taxes and excluding sorting and recovery) (compared to 61 euros in France) (source: FNADE). According to the Group, although perfect consistency cannot be expected, in the future there should be a trend of convergence toward more elaborate treatment solutions (for example, sorting, recovery, waste-based energy production) under the combined effects of the regulatory objectives resulting from the application of European Directives and the increase in the price of raw materials and energy.

*(e) **Intervention by private operators***

The rate of penetration in the waste market by private operators varies significantly from one country to the other in Europe, for both collection and treatment activities. The gradual transposition of European Directives by all members of the European Union by 2020 should result in significant investments in waste recovery methods and should require technical skills suitable for the building and operation of these plants. These changes should lead local authorities to use private operators more often, which will especially benefit integrated private operators, active in all segments and combining broad financial expertise with advanced technical skills.

6.4.2 Competition

The Group's main private competitor is Veolia Environnement, which provides a combination of services including water and waste, and is also active in the energy and transport sectors; Veolia Environnement and the Group are the only "global providers" in the environmental management services market on a worldwide scale.

The Group also faces competition from a number of other players, including:

— public operators, which may decide to retain or resume management of their infrastructure after analyzing and comparing the services offered by private operators;

— large private operators, already well established in their domestic markets and seeking to expand their activities or services and use their expertise in regions or zones with high potential;

— local operators adopting aggressive strategies during bid tenders;

— new financial players (*private equity* and infrastructure funds) investing in markets by adopting aggressive strategies within the framework of asset and company acquisitions; and

— companies involved in related industrial sectors, seeking to expand their offers to environmental management services, particularly building and public works companies in the waste sector (particularly Spanish players) and equipment suppliers in the waster sector (for example, General Electric and Siemens); these new players could seek to provide environmental services by positioning themselves for "BOT" (*Build, Operate, and Transfer*) contract segments, allowing them to apply their building expertise, complemented by management services and the operation of assets built by them.

Most of these players, however, are not active in a range of segments as broad as the Group's, whether in terms of services, technical skills, or geographic locations, even if, through grouping or diversification strategies, these competing companies are working to expand the scope of their activities to meet customer expectations.

6.4.2.1 Competition in the water sector

In terms of revenues, the Group ranks second in the global market for environmental water-related services, behind Veolia Environnement. The Group and Veolia Environnement are the only two global players present throughout the entire value chain, as other companies active in this market (for example, the English companies, Thames Water, United Utilities Water plc, and Severn Trent) have a more local management perimeter and lower revenues.

At the domestic or regional level, competition often comes from local players in the building or public works sectors (Saur in France, Aqualia (FCC Group) in Spain). In the United States, American Water Works (a subsidiary of RWE) is the largest player, but is only active in that country; the Group (through United Water) faces competition primarily from Aqua America and Veolia Environnement. In Asia, competition derives primarily from local conglomerates developing their water business on a partnership basis.

In 2006 and 2007, in the water sector, sales of assets and the consolidation movement remained very significant, particularly in the United Kingdom. RWE implemented its withdrawal program, specifically by the sale of Thames Water to a consortium led by Macquarie. Several other English companies also changed shareholders and, in the United States, Kelda withdrew from the sector by selling Aquarion, while Aqua America pursues its policy of acquisition. Moreover, in France, Saur was sold to a consortium composed of Séché, the Caisse des Dépôts et Consignations, and Axa Asset Management, Veolia acquired RUAS and Gelsenwasser acquired an interest in Nantaise des Eaux.

In Spain, private operators benefit from a tax regime favorable to foreign acquisitions (which should end by 2010) and from the effects of the "*Agua Plan*" (water program — a program to build twenty desalination plants as an alternative to the Ebre as a water source). The Spanish company FCC has been particularly active in recent years, notably through the acquisition of Waste Recycling Group in England, the purchase of the third largest national water services operator in the Czech Republic (Severomoravské Vodovody), and development in China through its subsidiary Aqualia.

Moreover, the emergence of credible local players, particularly in Asia (notably the Singapore group Hyflux and the Philippine group Manila Water) should be noted.

6.4.2.2 Competition in the waste sector

The Group ranks third in terms of revenues, in the international market for environmental waste-related services, behind Waste Management and Veolia Environnement. Except for Veolia Environnement, most of the Group's competitors in the waste sector are national players and/or do not provide all the services offered by the Group.

In Europe, the Group's primary competitors are Veolia Environnement, Remondis, FCC, and Biffa. Over the past three years, the German group Remondis has become the waste leader in Germany and is ranked third in Europe in terms of revenues; however, it is still focusing on Germany and Central Europe.

A trend toward acquisitions and consolidation has been affecting the waste sector, notably in Northern Europe (Germany, Netherlands, and the United Kingdom) since early 2006. These trends illustrate the three methods of diversification or expansion of waste service management activities: (i) the presence over the entire cycle or extension of geographic coverage, (ii) integration of energy production activities, and (iii) integration of recycling activities. Specifically, FCC purchased Waste Recycling Group from the investment fund Terra Firma and also acquired the Austrian operator ASA. As for Veolia Environnement, it purchased Cleanaway UK (from the Australian group Brambles) and Biffa Belgium, thereby becoming the leader in the United Kingdom and establishing a position, modest for now, in Belgium. In 2007, the waste sector witnessed the sale of Sulo (Germany) and TMT (Italy) to Veolia Environnement, Saur (and therefore Coved) to a consortium composed of Séché, the Caisse des Dépôts et Consignations, and Axa Asset Management, and U-plus by EnBW from Alba; moreover, the AVR-Van Gansewinkel alliance became effective, thereby creating a strong leader present throughout the entire waste cycle in the Netherlands and Belgium.

Germany also recorded two significant trends illustrating the consolidation of waste service management activities and recycling activities in 2006 and 2007: the alliances (in different forms) on the one hand, of Remondis and TSR, and on the other hand, of Alba and Interseroh.

Given the relative fragmentation of the waste market, which is composed of a significant number of small local players, the Group expects consolidation to continue in this market, notably with regard to recycling activity.

6.5 Description of the group's principal businesses

The Group provides services and equipment essential to life and environmental protection in the areas of water and waste: delegated management of drinking water distribution and treatment and wastewater collection and treatment, water treatment engineering, as well as activities of collection, recovery, and treatment of waste, for both local public entities and private sector customers.

In 2007, the Group earned total revenues of 12 billion euros. The various activities break down as follows:

— Water Europe, which represented 32% of the Group's combined revenues in 2007, *i.e.* 3.9 billion euros;

— Waste Europe, which represented 46% of the Group's combined revenues in 2007, *i.e.* 5.6 billion euros; and

— International (activities outside Western Europe and Degrémont), which represented 22% of the Group's combined revenues in 2007, *i.e.* 2.6 billion euros.

In the area of water worldwide:

— in 2007 the Group served approximately 68 million people with drinking water; it operated 1,729 drinking water production sites, and produced some 5 billion m^3 of drinking water; the Group managed nearly 200,000 kilometers of drinking water distribution networks; and

— in 2007 the Group provided wastewater treatment services to 44 million people; it operated 1,597 wastewater treatment plants, and biologically treated some 2.6 billion m^3 of wastewater; the Group managed nearly 81,000 kilometres of sewage networks.

In the waste sector worldwide, as of December 31, 2007, the Group served about 46 million people through its collection activities; it used a fleet of over 11,800 trucks and operated 116 composting platforms, 48 incineration sites (46 of which have energy recovery ability), 564 sorting and transfer stations, and 146 landfills.

6.5.1 Presentation of the Group's businesses

6.5.1.1 The water business

(a) Complete management of the water cycle

Through its subsidiaries, SUEZ Environnement covers the entire value chain of the water cycle for all its clients (local public entities and private sector customers):

- studies and master plans, modeling of underground water tables and hydraulic flows, and engineering of water management infrastructure projects;
- engineering, design, and building of water treatment plants through its subsidiary Degrémont (whose activity is described in Section 6.5.4.1 below);
- drinking water distribution and wastewater services, including:
  - drinking water production and distribution service: capture, treatment, and distribution of drinking water;
  - wastewater service (collective and non-collective): collection, clean-up, and disposal of wastewater and rain water, and management of customers and connections; and
  - customer management: relations with end users, meter statements and the collection of payments by end users; and
- for private sector customers, the definition, building, and operation of adaptive, evolving water management solutions, as well as the sale of high-end water treatment equipment; the Group's offer to private sector customers includes the management of water resources, process water, wastewater and effluent, as well as sludge.

The Group offers a broad range of services, from drinking water production to wastewater treatment. It offers services in the following five areas:

— Water pumping and treatment

Pumping is the operation that extracts water from rivers, water tables, and reservoirs to be piped to treatment plants. Treatment depends on the quality of the raw water and may involve numerous stages: pre-treatment (screening), clarification, filtration (elimination of finer particles), refining (elimination of micro-pollutants), and disinfection (elimination of viruses and bacteria).

— Storage and distribution

Reservoirs constitute security in the event of problems, consumption peaks, or resources pollution. The underground distribution network is controlled in order to ensure water stability and quality and to combat leaks.

— Customer service

Specialized units are responsible for ensuring relations with consumers, taking into account the local specificities: contract signings, meter statements, billings, and account adjustment or maintenance.

— Wastewater collection and treatment

Sewage networks are an essential factor in the struggle against domestic pollution. They must pipe all wastewater to the wastewater treatment plant. Wastewater treatment requires a set of complex physical and biological procedures. Sewage networks are also used to collect and drain rainwater, using techniques that may allow separating the wastewaters, if needed.

— Sludge

Treating one m^3 of wastewater produces 350 to 450 grams of raw sludge. Sludge drying and treatment processes reduce its volume. In France, most of it is recycled by agriculture through spreading, conversion to compost, or recovery as energy.

(b) Contractual relations with clients in the water sector

The Group's customers consist largely of local public entities and private sector customers (notably through Ondeo Industrial Solutions in Europe), representing a largely minority share of its revenues. However, under public utility delegation of public services contracts, the Group also serves local industrial and commercial customers.

(i) Contractual relations with local public entities

In general, local public entities are responsible for organizing both drinking water distribution and wastewater treatment services. They may choose to manage these directly (as a state-owned company) or rely on an outside operator, which may be public, private, or semi-public.

Contracts entered into by the Group and local public entities are governed by the rules for public contracts and/or specific competitive procedures (for example, in France, the Sapin law on public utility delegation of public services contracts) (see Section 6.7 for a description of these rules and procedures).

The Group distinguishes:

— the delegation of the public services contracts in France, or their equivalent outside France, including leasing and delegation of public services contracts, and all intermediate contractual forms; in these contracts, the Group is responsible for all service management (water distribution and/or wastewater treatment): it is involved in managing relations with end users, metering statements, preparing invoices and collecting payments by end users; the Group engages in this activity at its risk and peril; a portion of the sums billed is reverted back to the public entities to finance new investments; leasing contracts are distinguished from delegation of public services contracts depending on the size of the investment, which is the responsibility of the private operator; most of the Group's contracts in France are leasing contracts; these generally involve long-term contracts, generally 10 to 20 years; and

— contracts for services and work; in this case, operations and works are billed to the relevant public entity; this involves medium- or long-term contracts, generally 5 to 20 years.

In general, local public entities own the assets involved in drinking water and wastewater services. However, in certain countries (Great Britain and the United States, notably), the Group owns the assets it operates; in this case, there are no contractual relations with local public entities; relations between the private operator and the various customers and other stakeholders are then governed by a regional or domestic regulator via an operating license issued by this regulator. Moreover, in France, for historic reasons, the Group owns certain assets (see Section 8 of this prospectus).

(ii) Contractual relations with industrial customers

The Group is also active in the entire water cycle with industrial clients through service contracts, such as consulting or technical assistance, and/or the sale of equipment. Contracts are then generally entered into for shorter terms, most often from 2 to 5 years.

6.5.1.2 The waste segments

(a) Complete management of the waste cycle

The Group manages the entire waste cycle by intervening in all forms and stages of waste service management:

— collection of non-hazardous waste from municipalities and companies, sorting, pre-treatment, recycling, and material and biological recovery (notably including agricultural recovery and the remediation of poor soils), energy recovery (incineration, co-incineration and methanization), and storage at landfills, comprising the recovery of biogas;

— hazardous waste management (with the exception of radioactive waste);

— urban sanitation and cleaning: maintenance of municipal and industrial networks and participation in cleaning industrial production tools; street washing/-sweeping, maintenance of urban fixtures; beach cleaning; snow ploughing;

— site remediation: treatment of polluted sites, soil, sub-soil, and water tables, dismantling and reconversion of buildings; and

— dismantling and disassembly of end-of-life vehicles, aircraft, and boats.

The Group offers services in the following areas:

(i) Collection, recovery, treatment, and elimination of non-hazardous waste

In the waste segment, the Group collects, sorts, recycles, recovers, and eliminates waste of municipal or industrial origin.

Collection

Each day the Group collects waste of all kinds from private individuals, companies, and public entities: household waste, organic waste, industrial non hazardous waste, healthcare waste, liquid or solid waste.

The Group has a fleet of over 11,800 trucks suitable for all types of waste collection: mixed waste collection, selective collection, bulk waste, waste from health-care activities, and industrial waste, in the urban or rural environments, by adapting todomestic geographic contexts (for example, suburban spread and urban density vary significantly from one country to another). Waste from selective collection (plastic, glass, metal, paper, etc.) is sent to sorting sites to be prepared for recycling; residual waste is sent either to transfer/sorting/pre-treatment platforms, or directly to incineration plants or landfills. Certain waste products may be highly polluting (batteries, aerosol cans, etc.). They are then sent to specialized sites for cleaning and packaging before treatment or recovery.

Material recovery

Household or industrial waste from selective collection is sent to one of the 252 sorting sites operated by the Group. It is then sorted by type (plastic, glass, paper, cardboard, metal), packaged, and consolidated by recovery division on appropriate platforms. Recoverable materials are then sent to appropriate processing areas, and sorting waste (non-recyclable) is recovered, as often as possible, for energy through incineration, or failing this, stored at landfills.

The economics of recycling are intended to afford industrial operators a steady supply of quality recycled materials, and allow waste producers to benefit from a regulatory and a permanent management of their waste. Recycling activities (for example, metals and plastics) are also organized around specific collections.

In 2007, the Group managed, for recycling purposes, over 19 million tons of waste. Of this total, nearly 13 million were treated for material recovery, notably including over 2.6 million metric tons of cardboard, over 640,000 tons of glass, nearly 950,000 tons of metal, over 260,000 tons of plastic, nearly 520,000 tons of wood from its sorting sites, over 15,500 tons of materials from the break-up of electrical and electronic waste at the end of its life, about 560,000 tons of compost, and over 720,000 tons of sludge for spreading. The balance of over 2 million tons notably includes tonnage sent directly to recycling sites after collection (drop-off sites, either voluntary or not), as well as over 1 million tons of recovered bottom ash.

The Group is also pursuing the implementation of industrial processing solutions favoring recovery from residual waste, such as mechanical and biological treatment (MBT).

Composting and biological recovery

Composting is a natural process that consists of converting organic waste into soil conditioner. Four types of waste are involved: (i) green waste from households and public entities, as well as by-products of the wood industry (bark, sawdust, etc.); (ii) the organic portion of household waste, restaurant and supermarket waste; (iii) sludge from wastewater treatment plants; and (iv) sludge and by-products from paper and agri-food producers.

Numerous analyzes are performed on organic waste before, during, and after its conversion to compost. Air from the composting process is captured and treated in order to reduce odors pollution.

Sludge management is at the core of the Group's know-how. Thus, in 2005 the Group decided to create Terralys, a French company that combines the skills, know-how and equipment of all the Group's companies to assist public entities in their sludge recovery and waste composting projects.

Energy recovery

Waste may be recovered for energy through incineration. This solution offers several advantages: it allows waste mass and volume to be reduced, treatment is rapid and hygienic, and it allows energy (largely renewable) to be recuperated and recovered.

Six types of waste may be recovered for energy: (i) household waste, (ii) industrial waste similar to household waste, (iii) waste from sorting sites, (iv) healthcare waste, (v) sludge from wastewater treatment plants, and (vi) hazardous waste.

In the 48 incineration plants operated by the Group (46 of which have energy recovery capacity), waste is burned at high temperatures, in accordance with regulatory requirements (in Europe, for example, combustion gases must be subjected to a minimum temperature of 850° Celsius for at least two seconds). Heat released by the combustion is recovered in steam boilers. This steam allows electricity to be produced and also supplies the heat networks.

In 2007, the Group's incineration units treated approximately 6.09 million tons of waste, and produced nearly 8,700 thermal GWh, and over 2,600 electrical GWh. The gases produced by waste combustion are purified in dedicated treatment systems prior to discharge into the atmosphere. Solid waste consists essentially of bottom ash, which is reused for road beds after undergoing suitable treatment, or eliminated at landfills, as well as ash and purification residue from smoke, which is stored after stabilization.

This activity is subject to numerous regulatory or technical constraints designed to reduce impacts (smoke discharges, production of bottom ash and cinders) and recover energy produced by waste combustion in the form of heat and/or electricity.

Organic waste may also be recovered for energy through methanization. This process of decomposing of natural organic matter — through micro organisms and in the absence of oxygen — has long been known. Its use on an industrial scale is more recent. Methanization produces a biogas that may be recovered for electrical energy and a residue that may be recovered after composting, for use as an organic soil conditioner. In 2007, in France, the Montpellier metropolitan area selected a group of companies led by SUEZ Environnement (Norvergie) within the framework of a public utility delegation, to operate its Garosud sorting and methanization unit for 10 years, with treatment capacity of over 200,000 tons per year.

Elimination of waste and deposit at landfills

Deposit at landfills remains the predominant treatment method in many countries. Upstream, the search for a site must meet imprescriptibly specifications and conditions specifically concerning soil quality, the protection of water tables, and distance from housing. During the operating stage, discharges must be controlled, effluents (biogas and leachates) captured, recovered or treated, and environmental parameters regularly measured. Once closed, sites remain subject to monitoring for 30 years.

The Group operates 146 landfills around the world, particularly in Europe. In the course of these activities, the Group develops and operates innovative industrial solutions for recovery in the form of renewable biogas energy from landfills.

(ii) Hazardous waste

Waste presenting a danger to humans or the environment requires special precautions during its treatment. Once collected, it is analyzed, sorted by type, then gathered. It is then sent to the most appropriate site.

There are several treatment possibilities for this waste, which may be:

- regenerated for purposes of materials recycling, *i.e.* purified for reuse (this is the case notably for oils and certain solvents);
- recovered as fuel substitutes, notably in cement kilns, after being subject to any necessary physical pre-treatment;
- incinerated at high temperatures with energy recovery (as in the case of halogenated, toxic, and reactive wastes);
- treated using physical-chemical and biological methods (as in the case of aqueous wastes: acids, bases, chromation baths, etc.); and
- treated, de-polluted or solidified, before being buried at suitable landfills. Paint residue, for example, is mixed with reagents to form a concrete that stabilizes pollutants within a mineral matrix before storage.

SITA France, through its Teris subsidiary, treats hazardous waste in France and elsewhere in Europe. Hazardous waste storage activities in Class I sites in France is also provided by SITA FD.

The Group may thus offer its customers solutions suitable for all types of hazardous waste (except radioactive waste), such as packaging ranging from 100 grams (notably special household waste or laboratory waste) to up to hundreds of tons. In 2007, 2.8 million tons of hazardous waste were treated by the Group: pre-treatment on *ad hoc* platforms, stabilization and storage at Class I sites, incineration of waste with high chlorine or sulphur content, co-incineration at cement plants. This business generated fossil fuel savings of over 400,000 tons of oil equivalent in 2007.

(iii) Urban sanitation, maintenance, and cleaning

The Group provides local public entities, private parties, and industrial operators with services for sanitation, industrial cleaning (notably during plant shutdowns), collection of hazardous industrial waste, as well as more specific services such as oil-related work, network control, or even the cleaning of water towers.

Urban cleaning is a concern of public entities and a health need. In this regard, the Group notably offers the following services: mechanized and manual street sweeping, maintenance of urban fixtures, sign removal, graffiti removal, snow removal, beach cleaning, emptying and maintenance of paper receptacles and public awareness measures. Depending on the country, additional services may be offered, such as the maintenance of public parks and gardens.

(iv) De-polluting and conversion of polluted industrial sites

Soil pollution may be of two kinds: organic or mineral. There are three types of treatment:

— *in situ* treatment, for subterranean clean-up activities of the water tables or soils without excavation;

— on-site treatment, when the soil is extracted but treated on site; and

— off-site treatment, when the soil must be not only extracted, but sent to special sites, where it undergoes biological, thermal, physical-chemical treatment and/or landfilling.

Through its specialized subsidiaries (particularly Teris and SITA Agora), the Group has been developing innovative solutions for 25 years in terms of cleanup and conversion of industrial sites.

To illustrate, in France, SITA Agora cleans up and restores project for the old Metaleurop Nord foundry site. The work, which was launched in 2004, continued in 2006 and 2007 (dismantling, confinement) for final conversion of the site through the establishment of new activities (project-end scheduled for 2008).

(b) Contractual relations with customers in the waste segments

The Group is active for two types of customers:

— local public entities (municipalities or others): contracts entered into with public entities are generally medium- or long-term (generally with a term of 3 to 7 years for collection, and up to 20 or even 30 years for treatment), and concern locally regulated activities, in which public entities are major players; and

— industrial operators: contracts with industrial customers are generally short- or medium-term (often one year, renewable, for collection), and involve activities for which industrial operators increasingly outsource to sub-contractors all their waste services management needs.

The Group offers energy produced during waste treatment, and materials from this treatment and recycling (secondary raw materials), to both public entities and industrial customers.

6.5.2 Presentation of Water Europe activities

Europe is the core activity of the Group in the water sector. In 2007, companies in the Group's Water Europe segment contributed to combined revenues up to 3.9 billion euros. In 2007, Lyonnaise des Eaux France represented 48% of combined revenues earned in Europe, the surplus coming primarily from Spain through SUEZ Environnement's holding in Sociedad General de Aguas de Barcelona (Agbar) (45% of the Group's European combined revenues), Ondeo Industrial Solutions (4%) and Safege (2%).

In Europe, the Group supplies about 30 million people with drinking water, and provides wastewater services for approximately 22 million people.

6.5.2.1 *Water-related activities in France*

(a) *Specific characteristics of the water sector in France*

The Group estimates amounts billed in France for water and wastewater treatment services by all providers (public and private) at a total of about 11.8 billion euros, *i.e.*, over the domestic population, an average annual amount of 179 euros per capita; private operators are estimated to represent 40% of this total, with the rest corresponding to local public entities, water agencies, and the State. The drinking water production and distribution sector is approximately 7 billion euros (private operators represent 48%), and wastewater services 4.8 billion euros (27% of which for private operators) (source: 2006 figures from the January 2008 BIPE/FP2E study).

(b) *Lyonnaise des Eaux France*

The Group is active in France with local public entities, essentially through its subsidiary Lyonnaise des Eaux France ("LDEF") and its subsidiaries. Since its creation in 1880, LDEF has been involved in water-related services in France, and is currently active throughout the entire water cycle, from drinking water production to wastewater treatment, particularly through services in the areas of pumping and water treatment, storage and distribution, customer service, wastewater collection and treatment, and sludge treatment.

In 2007, LDEF's contribution to the Group's combined revenues was 1.9 billion euros (49% of which was for drinking water production and distribution services, 24% for wastewater collection and treatment services, 15% for other services (for example, metering), and 12% for work on distribution plants and networks; combined with all its subsidiaries, it employed over 9,900 persons as of December 31, 2007.

The Group estimates that LDEF supplies approximately 12 million people with drinking water, *i.e.* approximately 19% of the French population. In 2007, LDEF operated 1,293 drinking water production sites, and produced over 1,100 million of m^3 of drinking water. The drinking water distribution networks managed by LDEF represent a length of over 118,000 km.

The Group estimates that LDEF provides wastewater services to 18% of the French population connected to a sewage network. In 2007, LDEF operated about 1,400 wastewater treatment plants, which treated over 560 million m^3 of wastewater. The sewage networks operated by LDEF have a length of approximately 45,800 km.

LDEF is thus the second-largest private player in France (source: year 2006 figures — BIPE/FP2E January 2008 study).

(c) *Lyonnaise des Eaux France contracts*

The LDEF contracts portfolio included nearly 2,600 contracts of delegation of public service (DSP) as of December 31, 2007.

The term of these contracts, for both water production and distribution services and wastewater collection and treatment services, is generally between 10 and 20 years, and the average residual term of these "delegation de service public" (delegation of public services) contracts portfolio as of December 31, 2007 (weighted by revenues) was 8 years.

A significant portion of LDEF's activity is carried out under leasing contracts granted by delegating public entities. Under the Sapin law (for a description of this law, see Section 6.7 below), LDEF is subject to competition for the award and renewal of these contracts. If a lease or delegation of public services is not renewed, under current regulations, the outgoing assignee receives no indemnification. Moreover, upon termination of the contract, all plants belonging to the delegating public entities must be in good maintenance condition.

Over the period from 2002-2007, the LDEF delegation of public services contracts renewal rate was 82% in terms of number of contracts, and 89% in terms of revenues. Historically, on average, contracts nearing the term represent fewer than 10% of the total number of contracts in portfolio each year:

— in 2007, LDEF renewed 144 delegation of public services contracts out of 178 contracts nearing their term, and entered into 31 new delegation of public services contracts with local public entities. In the near future, LDEF must address the issue of the term of significant contracts (Paris Rive Gauche in 2009 (with annual revenues of about €60 million euros), Bordeaux (wastewater) in 2012), but LDEF's main competitors must also address this issue (Paris Rive Droite in 2009, Syndicat des Eaux d'Ile-de-France in 2010). Competition in future contract renewals could lead to the loss or gain of some of these contracts, as well as pricing pressure during the renewal process.

— in addition, in 2007, 467 new services contracts were entered into with industrials or local public entities.

LDEF maintains good relations with its clients, and has a good reputation; its technical expertise is recognized (notably through a domestic water analysis laboratory and local customer assistance centers), and it is able to offer a very wide range of services.

The following are examples of recent contracts or amendments:

— the amendment of November 17, 2006 to the delegation of public services contract entered into with the Bordeaux Urban Community to provide drinking water to over 600,000 inhabitants, with a view to preserving water resources and improving water quality; over the next 15 years, LDEF will make significant investments, up to 20 million euros per year, *i.e.* nearly 300 million euros over the remaining duration of the contract;

— the delegation of public services contract entered into with the Briançonnais municipalities in 2006 for wastewater services provided to 12 French Alps cities; and

— at the end of 2007, the agreement for the delegation of the public service of wastewater treatment of the city of Grasse was renewed for a 20-year term and represents cumulated revenues of 124 million euros; LDEF accepted to provide a 7 million euros investment financing and made commitments relating to the improvement of the wastewater collection network collective treatment of industrial wastes and partial re-use of municipal wastewater.

6.5.2.2 Water-related activities in Spain

(a) The Group in Spain

In Spain, the Group holds as of the date of the prospectus, (*i.e.* upon completion of the offer detailed in Section 6.5.2.2(d)(i) below) (i) through the Hisusa holding company (in which the Group holds 51% through SUEZ Environnement España, with 49% held by Criteria CaixaCorp.), the Group held a 66,44% interest, (ii) through SUEZ Environnement España, a 1.82% interest, and (iii) through SUEZ Environnement, a 10.2% interest in Agbar. Moreover, since the end of October 2007, SUEZ Environnement has held a 33% interest in Aguas de Valencia.

Relations between the Group and the Caixa group in Hisusa are governed by a shareholders agreement dated July 18, 2006, entered into between SUEZ, SUEZ Environnement, SUEZ Environnement España, Criteria CaixaCorp., and Caja de Ahorros y Pensiones de Barcelona ("La Caixa"). SUEZ, SUEZ Environnement, and La Caixa are parties to the agreement as parent companies of the shareholders (*i.e.* SUEZ Environnement España and Criteria CaixaCorp.). This agreement notably states (i) that SUEZ Environnement must be considered as an industrial partner of Agbar and to this end the two companies must engage in an exchange of best practices, research and development, and technical cooperation in the area of water, (ii) that shareholders may not transfer their ownership interest in Hisusa to a third party without the other party's express consent, (iii) an equal distribution must exist between the two shareholders on the Hisusa board of directors, consisting of 4 directors, one of whom is appointed chairman of the board in turn every year by one of the shareholders, (iv) that in the event of a dissolution of Hisusa, which may be requested at any time by one of the parties, first, the company's assets will be transferred to each of the parties in proportion to their interest in the company's capital, assessed as of the date of the request and, second, for a period of one year, the parties may not enter into a contract with a third party, aimed at or relating to Agbar, and (iv) in the event of a change of control of any of the parties (except the case of the SUEZ — Gaz de France merger), the party not affected by this change of control will have the option, within a period of three months, to request Hisusa's dissolution followed by its liquidation.

This shareholders' agreement was entered in the context of the acquisition of Torreal's interest in Agbar by Criteria CaixaCorp. and Hisusa (see Section 6.5.2.2(d)(i) below), and was subject to an amendment on November 21, 2007. In this first amendment the parties reiterated their intent to exercise joint control over Agbar through Hisusa, regardless of their present of future interest in Agbar. On December 19, 2007, a second amendment to the shareholders' agreement has been entered into; it notably states that voting rights in Agbar, either held directly by the parties to this agreement or through Hisusa, will be exercised in accordance with the voting instructions given by Hisusa's board of directors prior to Agbar general meeting.

In 2007, Agbar earned total revenues of 2.8 billion euros (without taking into account the Inspection and Certification activity sold to the Carlyle group (see Section 6.5.2.2(d)(iii) below)) (53% of which are from water management and 47% from health services); it employed nearly 13,800 individuals as of December 31, 2007. In 2007, Agbar's contribution to the Group's combined revenues totaled 1.763 billion euros.

(b) Agbar's Water activities

(i) Specific aspects of the water sector in Spain

The Group estimates that the water sector in Spain represents some 4.5 billion euros (*i.e.* in terms of the national population, an annual average of 105 euros per capita). The Group estimates that private operators represent approximately 40% of the drinking water production and distribution sector, and 62% of the wastewater treatment sector.

(ii) Agbar's Water activities

Abgar is active throughout the entire water cycle, from drinking water production to wastewater treatment, notably through services in water pumping and treatment, storage and distribution, customer service, wastewater collection and treatment, and sludge treatment.

In 2007, the contribution of Agbar's water business to the Group's combined revenues was 757 million euros. In the water sector, Agbar earned 68% of its revenues in Spain, and 32% in the rest of the world.

Agbar's drinking water services cover 12.7 million people in Spain and 10 million in the rest of the world. In 2007, Agbar operated 223 drinking water production sites in Spain, and 36 in the rest of the world, and 1.318 billion m^3 in Spain and 1.332 billion m^3 in the rest of the world of drinking water produced by Agbar was carried by the distribution networks (source: Agbar, *Sustainability Report 2007*).

Agbar provides wastewater services to 10.2 million people in Spain, and 3.4 million in Chile. In 2007, Agbar operated 406 wastewater treatment plants in Spain and 24 in the rest of the world, treating 2.5 million m^3 of wastewater a day in Spain and 1.2 million m^3 a day in Chile (source: Agbar, *Sustainability Report 2007*).

The Group believes Agbar is the largest private player in Spain in the water sector.

Agbar has been a member of R+i Alliance since 2006 and Agbar is at the core of the Group's technological development, as illustrated by the contract won by Agbar and Degrémont to build one of the largest desalination plant in Europe in Barcelona in 2006.

(iii) Customer portfolio

Agbar's customers, primarily consist of local public entities. The average remaining duration of the Agbar contracts portfolio (weighted by revenues) is 19 years (outside Barcelona, Santiago de Chile and Bristol). Agbar's contracts renewal rate over the past 7 years has been approximately 99% (in terms of revenues).

(iv) Development outside Spain

Agbar is also present in:

— South America: particularly in Chile, through its subsidiary Aguas Andinas (production and distribution to about 6 million inhabitants, as well as wastewater treatment), but also in Mexico (Saltillo, services provided to over 710,000 inhabitants), Colombia (services provided to over 940,000 inhabitants) and Cuba (services provided to over 1.2 million inhabitants); and

— in the United Kingdom, through the company Bristol Water, acquired in 2006 and serving approximately 1 million people (see Section 6.5.2.3(b) below).

Finally, on November 13, 2007, Agbar announced the creation of a joint venture in China with Golden State Water Group Corporation (a Chinese player in the engineering, building, and supply of environmental services), which will be responsible for management of a wastewater treatment site and a drinking water production site, as well as the building and operation of a second drinking water production site, in the Jiangsu province.

(c) Agbar's health activities

Through its subsidiary Compaña de Seguros Adeslas ("Adeslas") (54.8% held by Agbar and 45% held by the Médéric Group), Agbar is also active in the health sector in Spain.

Relations between Agbar and Médéric in Adeslas are governed by a shareholders agreement entered into June 18, 2002, which specifically provides for a right of first refusal in favor of the other shareholder in case of a sale (except in the case of an intra-group sale) of all or part of its interest in Adeslas by one of the two shareholders.

In 2007, the contribution of Agbar's health activity to the Group's combined revenues totaled 626 million euros; it employed some 4,200 people as of December 31, 2007.

Adeslas develops, manages, and distributes health insurance and assistance policies to individuals and public entities. As of December 31, 2007, Adeslas had nearly 2.6 million subscribers, *i.e.* an estimated 24% share of the private medical insurance sector in Spain.

It also operates its own hospitals and centers for analysis, diagnostic, and treatment; thus, in 2007 it was operating 12 of its own hospitals, 15 dental clinics and 32 medical and health centers. It also manages administrative delegation of public services for the management of public health centers; in 2007, it was responsible for the management of 300 hospitals, and administered a hospital in collaboration with the Spanish State.

In 2007, 89% of Adeslas' revenues were earned through its insurance activity, with the remainder generated by its medical and hospital activities.

(d) Recent changes in the Group in Spain

(i) Acquisition of Torreal's interest in Agbar and tender offer for the shares of Agbar

Following the terms and conditions of an agreement entered into on November 21, 2007, Criteria CaxiaCorp. and Hisusa have acquired respectively a 1.75% and a 4.93% interest in Agbar from Torreal for 27.65 euros per share.

On April 10, 2007, SUEZ Environnement, SUEZ Environnement España, Criteria CaixaCorp., and Hisusa announced their intent to file a tender offer for all Agbar shares they did not hold. On October 1, 2007, a tender offer was filed with the Spanish market authority (CNMV), which has authorized the offer on December 27, 2007. The offer price was 27.65 per share. The offer period started on January 2, 2008 until January 16, 2008. Upon completion of this offer, Hisusa, SUEZ Environnement, SUEZ Environnement España and Criteria CaixaCorp., respectively holds 66.44%, 10.2%, 1.82% and 11.55% of Agbar share capital. The intent of the offerors is to maintain Agbar shares listed for trading on the Spanish market, with a float, within 2 years, of approximately 30%; the offerors will therefore place back shares on the market in order to return to a 70% interest.

(ii) Acquisition of a 33% interest in Aguas de Valencia

On October 16, 2007, SUEZ Environnement acquired 33% of the share capital of the Spanish company, Aguas de Valencia SA (AVSA), which provides water management for 3 million people of the Valencia region, and which is listed on the Barcelona and Valence stock exchanges.

Under an agreement entered into with the Saur Group, SUEZ Environnement purchased this minority interest for 135 million euros. The majority shareholder of AVSA remains Inversiones Financieras Agval, a Spanish consortium formed by local shareholders, who hold 60.7% of the company.

In compliance with current regulations, SUEZ Environnement, requested from the Spanish stock market authorities (the CNMV) an exemption from the requirement to issue a tender offer to acquire 100% of the capital of AVSA. The CNMV Board awarded this exemption on November 7, 2007.

(iii) Sale of Applus+

On July 24, 2007, Agbar, Union Fenosa, and Sociedad de Promoción y Participación Empresarial Caja Madrid entered into a share purchase agreement with the Carlyle group for the acquisition of 100% of Applus+ (a subsidiary of Agbar active in Inspection and Certification), for 1.48 billion euros (541.6 million euros of which was for Agbar). The sale was completed on November 29, 2007. In 2007, Applus+ contributed 17% to Agbar revenues.

6.5.2.3 Other Water Europe activities

(a) Italy

The Group is active in Tuscany, as the operator of two water and wastewater companies:

— Acque Toscane manages water and wastewater services in the cities of Montecatini Terme (contract with a 30-year term since 1989), Ponte Buggianese (contract with a 30-year term since 1992), and Fiesole (two contracts with a 30-year term each, since 1991) (Florence region — approximately 50,000 inhabitants in total); and

— Nuove Acque, which since 1999 has been managing water and wastewater services for 37 towns around the city of Arezzo (Tuscany) with approximately 350,000 inhabitants, under a contract with a with a 25-year term.

In addition, it is a member of the groups of operators covering water and wastewater companies active in Florence and Pisa (Publiacqua and Acque), which are headed by ACEA.

As of December 31, 2007, the Group also held 4.98% of ACEA, a company listed on the Milan stock exchange, which is active in the area of integrated water management, energy generation and distribution, public lighting, and natural gas distribution.

The Group estimates that the water sector in Italy represents approximately 4,2 billion euros (*i.e.* in terms of the national population, an annual average per capita of 78 euros). This sector holds significant development potential because of its delay in transposing European regulations, and is seeing a major consolidation trend. The Group estimates that private operators represent about 30% of this sector (in terms of portion of the population served).

(b) United Kingdom

The Group is active in the United Kingdom through Bristol Water, an Agbar subsidiary acquired in June 2006. As of December 31, 2007, Bristol Water served about 1 million people in Bristol and the surrounding area.

Bristol Water's contribution to the Group's combined revenues (already included in the contribution of Agbar's water activity, as noted in Section 6.5.2.2(b)(ii)) was 67 million euros in 2007. Bristol Water holds regulated assets representing a value of 275 million pound.

The Group believes that the United Kingdom water sector represents approximately 11.4 billion euros (*i.e.* in terms of the national population, an annual average per capita of 190 euros), and that private operators represent about 87% of the drinking water production and distribution sector, and 85% of the wastewater treatment sector.

(c) Germany

In 2007, the Group earned revenues of 49 million euros in Germany. The Group is active through its subsidiary Eurawasser, notably in Rostock-Güstrow, Schwerin, Cottbus, Goslar, and in the Saale-Unstrut-Leuna region, primarily through water and wastewater delegation of public services contracts or interests in public/private corporations, as well as in management and maintenance contracts. Germany's water sector is the largest in Europe; the Group estimates that it represents nearly 19 billion euros (*i.e.* in terms of the national population, an annual average per capita of 231 euros), and that private operators represent approximately 26% of the drinking water production and distribution sector, and 13% of the wastewater treatment sector.

(d) Greece

The Group is present in Greece through a 4.88% holding in Eyath, a company listed on the Athens stock exchange, which manages the Thessalonica water service. The Group believes that the water sector in Greece has significant development potential because of its delay in transposing European regulations.

(e) Safege

Safege, a wholly-owned subsidiary of SUEZ Environnement, is specialized in assisting in the contracting owner, conduct of project, project management, sustainable development and city and regional development.

In 2007, Safege's contribution to the Group's combined revenues totaled 72 million euros among which one third is made outside France; it employed about 1,200 employees, 750 of whom are France-based and was present or represented in over 25 countries as of December 31, 2007.

Safege's 60 years expertise and its significant knowledge of local specificities benefit the entire Group.

(f) Ondeo Industrial Solutions

Ondeo Industrial Solutions, a wholly-owned subsidiary of SUEZ Environnement created in 2002, is active in France and the rest of Europe with industrial customers and specializes in the optimization and global management of the water cycle in the industry sector: outsourcing and partnerships, design and building of wastewater treatment plants, related equipment and services, turnkey solutions, operations, maintenance and technical assistance, consulting and research in solutions adapted to customer needs.

In 2007, Ondeo Industrial Solutions' contribution to the Group's combined revenues totaled 145 million euros; Ondeo Industrial Solutions employed over 670 people as of December 31, 2007, and is present in France, Italy, the United Kingdom, Spain, and the Benelux.

Ondeo Industrial Solutions offers solutions, each being specific to a number of activity sectors (notably aviation, automotive, agro-food, chemicals, energy, metallurgy and steel, micro-electronics, paper, pharmaceuticals, oil industry, petrochemicals, and glass) to meet the specific needs of industrial operators in water resource management, process water treatment, wastewater purification and sludge and by-product recovery.

Ondeo Industrial Solutions has over 200 operating and service contracts in Europe with industrial customers and to date has constructed over 1,800 process water treatment stations and over 2,000 wastewater treatment plants.

6.5.3 *Presentation of Waste Europe activities*

Europe is the heart of the Group's business in the waste sector. Companies operating in the Group's Waste Europe segment contributed 5.6 billion euros to the Group's combined revenues in 2007. The Group's Waste Europe activity is primarily carried out by SITA France and its specialized subsidiaries (Norvergie for incineration, and Teris for hazardous waste), SITA Belgium, SITA UK, SITA Netherlands, SITA Deutschland and SITA Sverige in Scandinavia. In 2006, SUEZ Environnement created Terralys, a joint subsidiary of SITA France and LDEF specializing in the composting and treatment of sludge in France.

Companies in the Group's Waste Europe segment earned 50% of their revenues in France, 20% in the United Kingdom, 8% in Germany, 8% in the Netherlands, 9% in Belgium, and 5% in the Scandinavian countries.

In Europe, in 2007, the Group's collection activities served over 37 million people and over 368,000 industrial and commercial customers; the Group collected over 18.5 million tons and processed over 36 million tons of municipal solid, industrial, and healthcare waste.

6.5.3.1 Waste-related activities in France

The Group is active in France in the waste sector through its subsidiary SITA France and SITA France's subsidiaries.

(a) Specific characteristics of the waste sector in France

The French waste sector represents approximately 9.5 billion euros (source: Ademe, "Waste in figures", publication 2006, data 2004 — estimate of total domestic waste service management expenditures). More specifically, the Group estimates that private operators represent about 51% of household waste collection. This sector is enjoying historic steady growth in value, while volume growth is moderated. Of a total of 407 million tons of waste, 84% are from building and demolition activities, 8% from commercial and industrial activities, 6% are generated by municipalities and households, and 2% are hazardous waste (source: Eurostat, 2004). Regarding municipal solid waste, 38% are deposited at landfills, 32% are subjected to thermal treatment, and 29% are recovered or subjected to biological treatment (source: Eurostat, European Business Facts and Figures); the Group believes the recycling share will grow in the future.

(b) SITA France

SITA France is active throughout the entire waste cycle: collection, sorting, and treatment (material recovery, biological recovery, energy recovery (notably through its subsidiary Novergie)), storage, management of hazardous waste (notably through its subsidiary Teris), soil remediation, industrial cleaning and maintenance.

SITA France has been active in France in the waste sector since it was incorporated in 1919. The group has significant storage capacity, a diversified portfolio of contracts, special expertise in treatment (storage, incineration, methanization), advantage of the geographic coverage of its network, and ability to innovate by offering new treatment and recovery solutions.

Through the recent acquisition of companies engaged in the recovery of ferrous and non-ferrous metals, SITA France is actively pursuing growth in the recycling sector. SITA France is currently active in the recovery of cardboard, metals, wood, plastic, and technical rubbers.

In 2007, SITA France's contribution to the Group's combined revenues totaled 2.75 billion euros; SITA France estimates it earned 57% of its revenues from commercial and industrial customers, and 43% from municipalities. SITA France employed over 18,400 people as of December 31, 2007.

In 2007, SITA France provided waste collection services to 14 million inhabitants and nearly 57,000 commercial and industrial customers. SITA France treated over 18.5 million tons of waste. As of December 31, 2007, SITA France had a fleet of over 5,300 trucks and operated 83 composting platforms, 38 incineration sites (36 of which have energy recovery ability), and 265 sorting and transfer stations.

The Group believes SITA France is the second-largest private actor in France, with a 15% share of municipalities' collections (in terms of population served) and 26% of collections from commercial and industrial customers (in terms of volume). The Group believes SITA France is also the leader in incineration activities and landfilling of non-hazardous waste, with an estimated share of 32% and 34%, respectively, in these activities (in terms of volume), and notably holds a leading position in treatment and recovery (in terms of volume). Finally, the Group believes SITA France is the second-largest player in hazardous waste incineration (with an estimated share of 23% in terms of volume), and is the leader in deposits of hazardous waste at landfills (with an estimated share of 57% in terms of volume).

As a recent illustration, SITA France signed on November 22, 2007, a 22-year contract with the *Syndicat mixte de réalisation des installations et de traitement des ordures ménagères* (mixed public pool responsible for waste services management) in the Alès region in the Gard, to design, build, and operate a mechanical-biological household waste sorting site. This contract is in the form of a partnership. This mechanical-biological sorting facility uses state-of-the-art waste treatment and recovery technologies (bio-mechanical recovery).

6.5.3.2 Waste-related activities in the United Kingdom and Scandinavia

(a) United Kingdom

The Group operates in the United Kingdom primarily through its subsidiary SITA UK.

(i) Specific features of the United Kingdom waste sector

The Group estimates the United Kingdom waste sector represented approximately 10 billion euros in 2007. Out of a total of 263 million tons of waste, 38% derive from building and demolition activities, 47% from commercial and industrial activities, 12% are generated by municipalities and households, while 3% are hazardous waste (source: Eurostat). 69% of municipal solid waste is deposited at landfills, 23% is recycled or recovered, and 8% is incinerated (source: Eurostat, European Business Facts and Figures). Given the rapid changes in recent years, the Group believes the proportion of waste deposited at landfills should currently be less significant, particularly under the effect of measures such as taxes on volumes deposited at landfills and penalties for exceeding authorized quotas. This sector is undergoing significant consolidation and is characterized by under-capacity in terms of treatment plants.

(ii) SITA UK

In 2007, SITA UK's contribution to the Group's combined revenues was 1.1 billion euros; it employed about 5,500 people as of December 31, 2007.

SITA UK is active throughout the entire waste cycle, except for hazardous waste treatment. The Group relies on its size, which allows it to participate in all bid tenders in this sector, particularly since it has significant expertise in integrated waste services management through *Private Finance Initiative* (PFI) contracts. It has also demonstrated its ability to obtain renewals of its contracts, and to pursue development through complementary activities, notably metals recycling with the acquisition of EASCO in 2007.

In 2007, SITA UK served nearly 4.6 million people and nearly 60,000 commercial and industrial customers through its collection activities; SITA UK has treated 10.9 million tons of waste.

The Group believes SITA UK is the third-largest private player in the United Kingdom in terms of revenues.

(b) Scandinavia

The Group is also active in waste collection and treatment activities in Sweden and Finland through its SITA Sverige and SITA Finland subsidiaries.

(i) Specific aspects of the waste sector in Sweden and Finland

The waste sector in Sweden represents approximately 46 million tons of waste, including 22% from building and demolition activities, 67% from commercial and industrial activities, 9% generated by municipalities and households, and 2% consisting of hazardous waste (source: Eurostat). 9% of the municipal solid waste is deposited at landfills, 44% is recycled, and 47% is incinerated (source: Eurostat, European Business Facts and Figures).

The waste sector in Finland represents about 50 million tons of waste, including 40% from building and demolition activities, 50% from commercial and industrial activities, 2% generated by municipalities and households, and 6% from hazardous waste (source: Eurostat). As for municipal solid waste, 30% is recycled or recovered, 10% is incinerated, and 60% is deposited at landfills (source: Eurostat, European Business Facts and Figures).

(ii) SITA Sverige and SITA Finland

SITA Sverige, a wholly-owned subsidiary of the Group, is active throughout the waste cycle, except for incineration and treatment of electronic and electrical waste. In May 2008, SUEZ Environnement which previously owned 75% of SITA Sverige share capital, purchased through its subsidiary SE Sweden the remaining 25% from E.ON Sverige AB. SITA Finland, SITA Sverige wholly-owned subsidiary, is active in the waste collection, sorting and recycling segments.

In 2007, SITA Sverige's and SITA Finland's contributions to the Group's combined revenues totaled 278 million euros. The companies employed nearly 1,500 people as of December 31, 2007. In 2007, through their collection activities, SITA Sverige and SITA Finland served some 2.6 million people and 60,000 commercial and industrial clients; they treated 615,000 tons of waste.

6.5.3.3 Waste related activities in Germany, the Netherlands and Belgium

The Group operates in Germany, Belgium and the Netherlands through its subsidiaries SITA Deutschland, SITA Belgium and SITA NL.

(a) SITA Deutschland

(i) Specific features of the waste sector in Germany

The Group believes that the share of the waste market open to private operators in Germany represents approximately 15 billion euros. Of a total of 307 million tons of waste, 59% are generated by building and demolition activities, 22% by commercial and industrial activities, 12% by municipalities and households, and 7% are hazardous waste (source: Eurostat). 17% of the municipal solid waste is deposited in landfills, 24% is incinerated, and 59% is recovered or converted (source: Eurostat, European Business Facts and Figures).

(ii) Activities of SITA Deutschland

In 2007, SITA Deutschland contributed 468 million euros to the Group's combined revenues; SITA Deutschland estimates that it earned 46% of its revenues from commercial and industrial customers and 54% from municipalities; it had over 3,400 employees as of December 31, 2007.

SITA Deutschland provided waste collection services to about 9.7 million people and more than 65,000 commercial and industrial clients in 2007; SITA Deutschland treated about 1.5 million tons of waste.

The Group believes that SITA Deutschland is the 4th largest private operator in Germany.

The Group's presence is concentrated in western Germany (Baden-Würtemberg, Hesse, Nordrhein-Westfalen, Sachsen), particularly in municipal collection and selective sorting; it also has a strong position in the incineration segment through its Zorbau site in the Leipzig region. Its cooperative arrangement with SITA NL is also an advantage, providing the benefits of staff exchanges, an international network, and shared services. In 2008, SITA Deutschland acquired a 68.4% interest in a German company, Belland Vision GmbH, which is active in the business of services and royalties relating to the recycling of industrial and large scale distribution packaging. In 2007, Belland Vision had revenues of 35 million euros and had a portfolio of about 100 agreements entered into with distributors and of 1,800 industrial customers.

(b) SITA NL

(i) Specific features of the waste sector in the Netherlands

The Group believes that the waste sector in the Netherlands represents approximately 6 billion euros. Of a total of 85 million tons of waste, 28% are generated by building and demolition activities, 59% by commercial and industrial activities, 11% by municipalities, and 2% consist of hazardous waste (source: Eurostat). 3% of the municipal solid waste is deposited in landfills, 34% is incinerated, and 64% is recycled (source: Eurostat, European Business Facts and Figures). The Group believes that this sector is among the most advanced in terms of environmental regulations.

(ii) Activities of SITA NL

SITA NL contributed 431 million euros to the Group's combined revenues in 2007; it had over 2,450 employees as of December 31, 2007.

SITA NL is active in the entire waste cycle.

SITA NL provided waste collection services to about 1.7 million people and more than 76,500 commercial and industrial customers in 2007; SITA NL treated 1.5 million tons of waste.

The Group believes that SITA NL is the second largest private operator in the Netherlands, with a leading position in the collection of household waste and waste generated by commercial and industrial activities.

(c) Waste related activities in Belgium

In 2007, the Group earned revenues of 481 million euros in Belgium.

The Group believes that the waste sector in Belgium represents about 3 billion euros. Of a total of 51 million tons of waste, 21% are generated by building and demolition activities, 59% by commercial and industrial activities, 10% by municipalities and households, and 10% are hazardous waste (source: Eurostat). The Group estimates that 10% of the waste is deposited in landfills, 33% is incinerated, and 57% is recycled or recovered. This sector is seeing a significant trend toward consolidation.

The Group believes that it is one of the main operators in the Belgian waste sector due to its very strong position in collection activities, notably as to waste from industrial and commercial operations. The Group provided collection services to 5.2 million people and almost 50,000 commercial and industrial customers in 2007.

6.5.4 Presentation of the Group's international activities

In addition to Europe, the Group is an operator in the water and waste sectors in more than 10 countries. As a result of selective growth abroad, this position is based primarily upon a strong presence in four regions:

— North America;

— Asia-Pacific;

— Central Europe; and

— the Mediterranean basin and the Middle East.

In addition, Degrémont is also at the core of the Group's international growth strategy due to its presence on the 5 continents.

Degrémont contributed 954 million euros to the Group's combined revenues in 2007, and the Group's international operations generated revenues of 1.7 billion euros.

A joint organizational structure in water and waste activities has generated synergies in operating expenses, and combined product offers. In addition, depending on the country, the Group has been able to rely on its commercial growth already achieved by each of the segments as a basis for further development, as in Central Europe, China and Australia, for example.

6.5.4.1 Degrémont

For over 65 years, Degrémont, a wholly owned subsidiary of SUEZ Environnement, has designed, built, equipped and operated drinking water plants, desalination plants for sea and brackish waters, wastewater treatment, recycling and sludge treatment plants. Degrémont is present in over 70 countries and employed over 3,700 employees (42% of whom are in France, 22% in Europe, and 36% in the rest of the world) as of December 31, 2007.

Degrémont contributed 954 million euros to the Group's combined revenues in 2007; it generated 24% of its revenues in France and 76% abroad. Design and building activities represented 63%, operating services business, 18%, equipment business, 15% and "BOT" contracts management business, and 4%, of Degrémont's total revenues. Approximately 1 billion people are served by nearly 10,000 plants designed, built or equipped by Degrémont throughout the world, since the company was created.

(a) Degrémont businesses

To respond to the needs of its clients (primarily local public entities and other public entities) in water treatment, Degrémont provides a global offer based on plants designed for the:

— production of drinking water (over 3,000 sites designed or built throughout the world);

— desalination of sea water or brackish water by reverse osmosis (at least 250 sites designed, built or equipped throughout the world);

— purification and recycling of wastewater (more than 2,500 wastewater treatment plants built throughout the world); and

— treatment and recovery of treated sewage sludge (almost 30 incinerators and dryers already built throughout the world).

To adapt to the operating methods and specific needs of its customers, Degrémont also provides a varied offer that includes design and building, operating and related services, and high value added equipment. Degrémont also has related expertise in developing and managing BOT contracts with project financing.

Degrémont serves its customers under four types of contracts:

— "DB" contracts — "Design Build", under the terms of which Degrémont is responsible for the design and building of a project, generally as a result of a public bidding process;

— "DBO" contracts — "Design, Build and Operate", under the terms of which Degrémont is responsible for the design, building and operation of a site;

— "BOT" contracts — "Build, Operate and Transfer", under the terms of which Degrémont is responsible for financing the project, designing and building the site, and transferring it to the owner upon the term of an operating period; in this type of project, Degrémont is usually not the sole investor; and

— equipment contracts, under which Degrémont is responsible for providing sites operated by its clients with the necessary equipment, and related services.

Degrémont offers all the following services:

(i) Design and build

This is the traditional activity of Degrémont is conducted under turnkey contracts which state that Degrémont guarantees the completion and satisfactory performance of their plants within a predetermined period. This service includes engineering, provision of plans, purchase of equipment, building site supervision, installation of equipment, and the preliminary operating of the facility.

(ii) Operation and Services

Degrémont's Operation and Services activities are based on its exceptional know-how. It offers the Group's clients the expertise of a builder-operator, which differentiates the company from the competition. Twelve million people are currently served by a plant operated by Degrémont.

Degrémont's product offer in Operation and Services is adapted to customer needs, from the operation and overall maintenance of a site to the supply of replacement parts, after-sale services, renovation of plants, and employees training.

Plants operated by the Group benefit from the double expertise of a builder-operator (ergonomic is incorporated in the design, and their operation is secured). The plants also gain from the innovations and know-how developed by the entire Group. Teams supervise the preservation of the resources entrusted to them, ensure continuity of the public service while it implements operating cost controls through predefined, transparent investment policies.

(iii) Equipment

Through its subsidiary Degrémont Technologies, Degrémont offers its customer high value-added, patented technologies, which are standardized and "packaged" to equip municipal, industrial and recreational water treatment plants. A full range of after-sale services is offered in addition to provision of equipment.

Incorporated in 2005, Degrémont Technologies combines in a single entity internationally recognized brands, such as Ozonia, Innoplana, and Aquasource, and standardized offers based on the technologies developed by Degrémont.

Aiming at drying and incineration of sludge (Innoplana), or water disinfection (Ozonia, Aquasource), these technologies have been developed and built by Degrémont, and are distributed directly or through a dealer network.

(b) Research and development

Degrémont is known for the quality of its technological innovation, and for its contribution to innovation in water treatments. In 2007, it committed approximately 12,7 million euros to research and innovation projects. It has a dedicated staff of over 125 people in its four research centers (in France, Switzerland and the United States). It held a portfolio of 129 patents as of December 31, 2007.

(c) Degrémont's international presence

In 2007, 76% of Degrémont's revenues were earned outside France. Degrémont carries out its international activities through numerous subsidiaries:

- in Europe (United Kingdom, Switzerland, Denmark, Belgium, Spain, and Italy);
- in South America (Mexico, Chile, Argentina, Brazil); for example, in Mexico, Degrémont has built and financed water treatment plants, which it now operates, in Culiacan, Ciudad Juarez, San Luis Potosi, Pemex and Puebla;
- in the Middle East (Lebanon, Jordan, United Arab Emirates);
- in Africa (Egypt, Algeria, Morocco);
- in Asia (India, China, Malaysia); for example, Degrémont has been active in China for 30 years, and has built 170 plants with industrial clients and local public entities;
- in Australia, notably through (i) the Prospect Water Partnership BOT contract, which has a 25 year term beginning in 1996, for the production of drinking water for 3 million people (as SUEZ and SUEZ Environnement Company intend to transfer 100% of Lyonnaise Prospect share capital, which holds 51% of the entity holding this contract — see Section 5.1.6.2(a) of the prospectus, and (ii) the Perth DBO contract with a 25-year term, starting 2006, for the building and operation of a plant that produces drinking water by desalination; and
- in North America (United States and Canada).

In the rest of the world, Degrémont has the ability to deploy its sales, building and operating teams to conduct major projects.

6.5.4.2 The Group's other international activities

(a) North America

(i) United States (Water)

The Group operates in the United States (in 21 states, primarily in the Midwest and Northeast) through its wholly owned subsidiary United Water. United Water is active in two businesses in the United States:

- "regulated activities" (primarily in the field of drinking water services): operators own their water production/treatment assets. This sector is characterized by its high capital intensity and a lower financial risk, since rates are fixed by the regulator, based on required investments, among other considerations; and
- service contracts (primarily in wastewater treatment related services): operators enter into operating and maintenance contracts with local municipalities covering sites or assets which the municipalities own and remain owners. This sector is characterized by its low degree of capital intensity and lower margins. Contracts' usual term varies from 3 to 10 years. The average residual life of United Water's portfolio of contracts (weighted by revenues) is approximately 6 years.

In 2007, United Water contributed 422 million euros to the Group's combined revenues. United Water earned 62% of its revenues in regulated businesses (regulated assets representing USD 1.4 billion), and 38% through service contracts. It had almost 2,200 employees as of December 31, 2007. United Water has thus developed a portfolio of businesses that is well balanced between these two areas of activity, which the Group considers to be complementary.

United Water holds an 8% market share of the private sector involved in producing and distributing drinking water and providing wastewater treatment services in the United States. Its drinking water and wastewater treatment activities serve 2.1 million people in the "regulated" business sector, and 6.4 million through service contracts. In 2007, United Water had a portfolio of 21 operation sites in 8 States in the regulated sector and 138 service contracts in 18 States.

The Group believes that United Water is the third largest private operator in the United States in terms of revenues.

The Group believes that the American market represents approximately USD 85 billion (representing USD 60 billion for sites operating activities and USD 25 billion for engineering, building and equipment activities) and that private operators represent about 11% of the operating activities sector. This sector is characterized by long term stability and increasingly high expectations for quality and service. It is a very fragmented market (with almost 53,000 water supply systems and over 21,000 wastewater treatment systems) and offers major opportunities for consolidation.

In 2007, United Water obtained renewal of the Indianapolis contract for a new term of 9 years. In June 2007, it purchased AOS (Aquarion Operating Services), which is active in the service contract sector, and in February 2007, it bought the Aquarion Water Company — New York, which is active in the regulated activity sector.

In February 2008, United Water renewed for a new term of 10 years the management for the drinking water of Jersey City and, in March 2008, entered into an agreement with respect to the acquisition of Utility Service Company Inc., a company operating in the business of services management for water tower maintenance in 35 States located in the South East and Centre of the United States.

(ii) Mexico (Water)

Present in this field since the mid 1960s through Degrémont (see Section 6.5.4.1(c) above), the Group first entered into a service contract for Mexico City in 1993.

Since that date, the Group's activities in delegation of public services contracts have been provided by a local company, Bal-Ondeo, jointly owned by the Group and the Mexican company Peñoles, a subsidiary of the BAL Group, which is specialized in mining and refining non-ferrous metals.

The Group had over 1,000 employees in Mexico as of December 31, 2007.

Bal-Ondeo's activities are primarily expanding:

— in Cancun, under a delegation of public services contract to supply and distribute drinking water, and collect and treat wastewater; with an initial 30-year term, this contract will expire in 2023; and

— in Mexico City, where the Group has entered into two services contracts with the city to cover the management of customer accounts and provide maintenance for the primary distribution network for drinking water and water meters. These contracts, which cover half of the Mexican capital, represent 4.6 million inhabitants and 1 million customers; they were renewed in 2004 and will run until 2009.

The Group is also active in Mexico through activities conducted by Agbar (see Section 6.5.2.2 above).

In 2006, according to data provided by INEGI (*Instituto Nacional de Estadistica Geografia e Informatica*), people with access to drinking water totaled 90.7 million inhabitants and people served by private companies was only amounting to 1.9 million (*i.e.* the Group's market share in terms of number of inhabitants served is estimated at 65%). The CNA (*Comisión Nacional del Agua*) estimated the annual billings for water and wastewater treatment services in 2006 totaled USD 2.6 billion, 100 million of which was billed by private companies (*i.e.* the Group's market share in value is estimated at 60%).

The Group believes that it is the largest private operator in water related services in Mexico.

(b) Asia-Pacific

(i) China

In 2007, companies in which the Group has an interest earned revenues of 704 million euros in China.

Water

The Group has a presence in China through its water and electricity management delegations of public services in Macao, and its 20 subsidiaries established through partnerships with local public entities for the production of drinking water and wastewater treatment services. It operates under several types of contracts, such as BOT contracts for building and renovating water treatment plants and delegation of public services agreements. The Group has two delegation of public services contracts with the city of Macao, the first for a 25 year term (which has begun in 1985) for water management and the second for the production and distribution of electricity.

In 2007 the Group earned 154 million euros from the water and electricity businesses in China; it had over 5,500 employees as of December 31, 2007. The Group provided drinking water services to over 10 million inhabitants.

The Group believes that it is the largest private operator in the Chinese market for drinking water and wastewater treatment services.

The Group believes that the water sector in China will gradually open to private operators; the market is characterized by difficulties in supplying water affecting almost 60% of Chinese cities, and by strict regulation of these activities (despite varying interpretations of regulations depending on the Chinese region). The Group believes that China is among the most dynamic markets in the world in these sectors in terms of volume growth and development of urbanization.

The Group is active in the Chinese water sector primarily through the jointly owned company Sino-French Holdings, incorporated in 1985, which has been owned since 1998 by SUEZ Environnement and Lyonnaise Asia Water Limited, on the one part and by Beauty Ocean Limited, whose obligations are guaranteed by New World Infrastructure Limited, on the other part. The relationship among the parties is governed by a shareholders' agreement that provides for equal representation on the company's board of directors. This agreement also states a right of first refusal benefiting to the other shareholders in the event that one of the parties sells all or part of its holding.

The Group's presence in China was strengthened by the signing of several major contracts in 2006 and 2007. The joint venture owned equally by the Chongqing Water Group (32 million inhabitants, one of the largest metropolitan areas in the world) and Sino-French Water Development, a subsidiary of Sino-French Holdings, was granted delegation of public services rights for 30 years to manage, operate and maintain a wastewater treatment plant in Tangjiatuo with a capacity of 300,000 m^3/day. Under the terms of a new agreement signed with the province of Chongqing in November 2007, the capacity of this wastewater treatment plant will rise to 400,000 m^3/day and Degrémont will build treated sewage sludge drying plants on this site.

The Group entered into a delegation of public services contract to manage water services for the city of Changshu, near Shanghai. This contract has a 30-year term and represents cumulative revenues of over 1 billion euros.

The Group has launched an industrial water production plant, a wastewater treatment plant, and an incinerator for hazardous waste in the Shanghai Chemical Industry Park (SCIP), the largest petrochemical industrial site in Asia. In 2006, it also witnessed the inauguration of the first Research and Development Centre dedicated to industrial wastewater and hazardous waste, by the Shanghai city authorities. These events demonstrate the determination to explore new paths for industrial cooperation and improved quality of service.

Finally, an agreement was signed in November 2007 with the authorities of the city of Tianjin, under the terms of which the Group has been retained to assist in the economic and residential development project for the Binhai New Area, the Group is specifically responsible for defining a master plan for managing all water, wastewater treatment, waste services and energy for this development zone. This agreement, signed for an initial three-year term, will initially cover the integrated management of the zone's waste.

In April 2008, the Group and its partner, New World announced they were contemplating to strengthen their relations with their local partner in Chongqing, through the acquisition of a 15% interest in Chongqing Water Group for 140 million euros.

The Group is also present in China through the activities of Degrémont (see Section 6.5.4.1(c) above).

Finally, the growth of the Group's activities in China has also been achieved through Agbar, which has established in November 2007 a jointly owned company with the Chinese company Golden State Water, to supply drinking water and treat wastewater in the province of Jiangsu.

Waste

The Group has been active in the Hong Kong waste sector since 1998 through the company Swire-SITA Waste Services. Swire-SITA Waste Services is one of the major players in the collection of waste, street cleaning and composting in Hong Kong. With over 1,240 employees, Swire-SITA Waste Services operates 11 municipal solid waste transfer stations and 2 landfills (over 3 million tons of waste in landfills in 2007). Swire-SITA Waste Services is a jointly owned company, equally owned by SUEZ Environnement and Swire Pacific. Under the shareholders' agreement, the company has a board of directors composed of 5 members (2 appointed by SUEZ Environnement, 2 appointed by Swire Pacific, and 1 jointly appointed by the 2 shareholders). In the event that one shareholder plans to sell its shares, the agreement provides that the other shareholder is granted a right to approve the buyer; such approval may not be withheld without a legitimate reason when the sale is concluded with a company belonging to the same group as the seller.

In addition, the Group provides renovation services to Hong Kong public entities for old landfills that have been shut down; it monitors these sites for a thirty year period.

The Group is also present in mainland China. Through a jointly owned company with local partners, it participated in the building of and now the operation of an incineration plant for hazardous industrial waste with an annual capacity of 60,000 tons on the Shanghai Chemical Industry Park (SCIP) site. This unit is the largest of its kind in China. The Group also has a presence in Macao, where, through a jointly owned company with a local businessman, it provides collection of household, commercial and industrial waste and street cleaning for the municipality.

The Group earned revenues of 47 million euros from the waste sector in China in 2007 through Swire-SITA. Every year, the Group collects over 350,000 tons of household, commercial, agricultural and hospital waste in Hong Kong and Macao.

The Chinese waste sector is gradually opening to private operators and is characterized by dynamic growth in terms of volume and development of the urbanization. The Group therefore anticipates that the volume of household waste will increase substantially. China is a country that generates large amounts of hazardous waste (over 10 million tons per year (source: *People Daily Online*, April 2007, Xinhua)), which is currently not being appropriately treated. All the conditions for growth of this business seem to be in place, particularly with the adoption of more rigorous environmental regulations and the establishment of regulatory bodies in 2003.

In Taiwan, the Group operates a waste incineration plant (this plant produced nearly 234 GWh of electricity in 2007).

(ii) Australia

Water

The Group is active in the Australian water sector through Degrémont (see Section 6.5.4.1 above).

The Group believes that the Australian water sector is characterized by acute problems related to water resources due to recurrent, long-lasting droughts. This sector offers interesting growth opportunities due to an increased use of desalination and reuse of wastewater after treatment.

Waste

The Group is active in the Australian waste sector through SITA Environmental Solutions ("SITA Australia"). SITA Australia is a company jointly owned by the Group (60%) and SembCorp Industries (40%), a group based in Singapore that is active in engineering, logistics and building.

SITA Australia serves in the country's main cities nearly 41,000 professional and industrial customers and 2.6 million inhabitants through its collection services. SITA Australia is one of the Australian leaders in recycling and waste treatment, offering collection of household, industrial and professional waste, waste treatment, recovery of recyclable waste and storage services. At December 31, 2007, SITA Australia operated 5 landfills, 17 recycling and transfer stations, and 7 composting sites.

SITA Australia contributed 228 million euros to the Group's combined revenues in 2007 and had 820 employees as of December 31, 2007.

The Group believes it is the third largest private operator in the Australian waste sector.

The Group believes that the waste sector in Australia represents a market of approximately 2.1 billion euros. The Group considers this sector to have major growth potential, particularly in alternative solutions for waste treatment (for example, medical waste) and destruction of various types of waste (archives, confidential documents, obsolete or damaged products). The market is undergoing significant consolidation.

The Group has also established a jointly owned company in Australia with CEC Group by acquiring 50% of CEC Group Recovery Ltd and is thus enhancing its offer in the management of biomechanical recovery units. This jointly owned company now manages the waste treatment site in Cairns (200,000 inhabitants), which reduces landfills use by recovering waste in the form of compost.

(iii) Indonesia (Water)

The Group is active in the Indonesian water sector through its 51% owned subsidiary PT PAM Lyonnaise Jaya ("Palyja"). In 2006, the Group sold 30% of its holding in Palyja to a local partner (PT Astratel Nusantra) and 19% to Citigroup Financial Products Inc. The Group remains the majority shareholder with 51% of the share capital. The relationship among the three shareholders is regulated by an agreement that provides that the board of directors of Palyja is composed of 4 members: 2 appointed by SUEZ Environnement, including the chairman of the company, and 2 by PT Astratel Nusantara. The agreement also provides a right of first refusal if one of the shareholders plans to sell to a third party all or part of its holding in Palyja. Finally, this agreement provides for a mutual joint withdrawal right, so that if a shareholder plans to sell all or part of its shares to a third party, then the other shareholders will also have the right to sell their shares in the same proportions.

The Group is active in this sector through a 25 year delegation of public services contract (beginning in 1998) for water production and distribution in western Jakarta (nearly 5 million inhabitants). The decision of Jakarta's public entities to delegate the management of water supply services for the city is the result of the need to improve the level of service and address the city's explosive demographic growth.

Palyja contributed 72 million euros to the Group's combined revenues in 2007. It had almost 1,400 employees as of December 31, 2007. The Group provides water production and distribution services to over 3 million inhabitants through a distribution network of over 5,000 km.

(c) Central Europe

Companies in which the Group had interests earned revenues of 482 million euros in 2007.

Water

The Group has been active in the water sector for many years in several new member States of the European Union. The Group provides, alone or through partnerships:

- in the Czech Republic: drinking water and wastewater treatment services in several cities where it has been present since 1993. The Group is the second largest private operator in the Czech Republic's water sector (the Group believes that this market represents 1 billion euros);
- in Hungary: drinking water services in Budapest (through its partnership with RWE) and in two other cities (Pécs and Kaposvar). The Group is the second largest private operator in Hungary's water sector (the Group believes that this market represents 1 billion euros);
- in Slovakia: drinking water services since 1999 in Trencin. The Group is the second largest private operator in Slovakia's water sector (the Group believes that this sector represents 0.6 billion euros); and
- in Slovenia: the operation of the treatment plant of Maribor that it built.

In addition, the Group is paying close attention to growth opportunities in Poland (a sector that the Group estimates at 3 billion euros, with an annual per inhabitant invoice of about 72 euros), Croatia, Romania and Bulgaria.

The contribution of water activities in Central and Eastern Europe to the Group's combined revenues was 41 million euros in 2007.

The Group believes that the water sector in Central and Eastern Europe is characterized by lower consumption in certain countries and difficulties in adjusting the rates. However, growth opportunities exist because these countries must comply with European environmental regulations and there is increasing use of private operators, particularly in Slovakia, Hungary and potentially in Poland.

Waste

The Group is active in the waste sector in various Central and Eastern European countries:

- in Poland, through its subsidiary SE Polska, which contributed 87 million euros to the Group's combined revenues in 2007. The Group had 2,250 employees there as of December 31, 2007. It collected over 810,000 tons of waste and served over 21,000 clients in collection services, using 500 trucks. The Group believes that it is one of the two largest private operators in Poland in industrial and household waste and urban cleaning sectors; and
- in the Czech Republic and Slovakia, through its subsidiaries SITA CZ and SITA SK, respectively, which contributed 92 million euros to the Group's combined revenues in 2007. It collected almost 580,000 tons of waste in the Czech Republic and Slovakia, using 595 trucks in 2007. It treated over 200,000 tons of waste in the Czech Republic and Slovakia in 2007. The Group had nearly 1,150 employees in these two countries as of December 31, 2007. The Group believes that it is the fourth largest private operator in the waste sector.

The Group has developed significant know-how in hazardous waste treatment in these countries, which was resulted in the recent acquisition of an incinerator and a landfill for hazardous waste.

The waste treatment sector in Central and Eastern Europe is characterized by a significant potential for growth based on improved standards of living and the region's economic development as well as the necessity for these countries to comply with European environmental regulations.

(d) The Mediterranean Basin and the Middle East

(i) Mediterranean Basin (Water and Waste)

In Morocco, the Group is active in the water sector through the company Lyonnaise des Eaux de Casablanca (LYDEC) in which it owns a 51% stake. LYDEC is responsible for water distribution, wastewater treatment and electricity distribution to 3.7 million customers in Casablanca under a contract entered into in 1997 for a 30-year term. In 2007, LYDEC contributed 461 million euros to the Group's combined revenues, generated notably from activities related to electricity (62%), drinking water distribution (19%), and wastewater treatment (5%).

LYDEC has been listed on the Casablanca stock exchange since 2005. At December 31, 2007, it had over 3,300 employees.

In the context of the amendment process of the delegated management agreement entered into between the delegating entity and LYDEC, a memorandum of understanding ("MoU") was entered into on March 14, 2008. This MoU deals with the main aspects of the agreement, and notably with the rate of return, fees adjustments and investment programs. An amendment to the delegated management agreement will therefore be entered into, detailing the terms and conditions of the above mentioned matters.

LYDEC's main objectives for improvement are the safety and quality of the drinking water supply and management of the distribution network, development of wastewater treatment infrastructures (particularly flood prevention) and as to its electricity activities, the development of infrastructure and improvements in the electrical transmission network.

In December 2004, SUEZ Environnement and Elyo (a wholly owned subsidiary of SUEZ) entered into a shareholders' agreement with Fipar Holding and Al Wataniya (renamed RMA Watanya) covering their relationship as LYDEC shareholders, which was amended on September 21, 2006. To the Group's knowledge, on November 30, 2007, Fipar Holding and RMA Watanya owned 19.75% and 15% respectively of LYDEC share capital. On December 28, 2007, interest held by Elyo (20.75%) was transferred to SUEZ Environnement (which already owned 30.25% of LYDEC share capital).

The Group also conducts waste activities in Morocco through the company SITA El Beida. Since March 2004, SITA El Beida operates the delegated waste management of Casablanca city centre, pursuant to an agreement entered into for a 10-year term. SITA El Beida is in charge of the city cleanup, household waste collection, waste transportation to treatment sites and a program aiming at increasing inhabitants' awareness as to the need for the protection of their environment.

In Algeria, the Group entered into a management contract on November 28, 2005, under which it contributes its expertise and provides employees to Société des Eaux et d'Assainissement d'Alger (SEAAL) to contribute to the improvement of drinking water distribution and wastewater treatment services for the city of Algiers (SEAAL provides drinking water services to 3.5 million people). This five-year term contract came into force in 2006. In addition, in November 2007, Agbar was declared the successful bidder for the contract to manage water services for the city of Oran, beginning in January 2008.

(ii) Middle East (Water and Waste)

Water

The Group has the advantage of a historic presence in the Middle East, through notably Degrémont: it built the first desalination site using the reverse osmosis technique in Saudi Arabia in 1975, entered into 20 DBO contracts in this country between 1975 and 1986, built the world's largest hybrid desalination site in the United Arab Emirates in 2003, and won the contract for the design, building and operation (DBO) of the largest wastewater purification plant in Qatar, intended for the reuse of treated water, in 2005.

Moreover, the Group is active through local partnerships:

— in the United Arab Emirates, the Group entered into a strategic partnership agreement with Al Qudra Group on March 11, 2007. This cooperation agreement also aimed at establishing a joint company owned equally by the two partners, with a principal mission of responding to growth opportunities in water and wastewater treatment projects soon to come in the region;

— in Saudi Arabia, the Group and its partner, Arabian Company for Water and Power Development, entered into a water and wastewater treatment management services agreement for the city of Jeddah, for a term of 7 years, on behalf of a company equally owned by the two parties which is in the process of incorporation.

Waste

The Group is active in the United Arab Emirates through its subsidiary Trashco, which is positioned primarily in the collection of waste generated by industrial and commercial activities in the Emirates of Dubai, Sharjah and Ajman. The company provides services to about 1,700 customers, earned in 2007 revenues of 9 million euros, without accounting for Degrémont's revenues.

6.6 Dependence factors

Information concerning these dependence factors appears in Section 4 of this prospectus.

6.7 Legal and regulatory framework

The Group's regulatory framework is primarily divided into 3 levels: regulations on the awarding of public contracts, regulations related to the business lines, and regulations relating to environmental liability.

The Group's activities are governed both by European Directives and their transposition into domestic laws, and by local regulations. In main European States where the Group is active, the European Directives have been transposed into domestic law and are often complemented by additional legal provisions, specific to each country.

The Group's activities outside Europe, particularly in the United States, are also subject to both federal and local regulations in the areas of the environment, health and safety.

A detailed presentation of the most significant applicable regulations is set below.

6.7.1 Regulations on the award of public contracts

In the European Union, contracts signed by the Group with local public entities are classified either as work or service contracts (public contracts) or as delegation of public services. In contrast to a public contract, the delegation of public services is defined as a right to operate a public service, with transfer of a portion of the risks borne by the delegating public entity to the delegated agent.

European Directives (2004/17/EC and 2004/18/EC) regulate the terms and conditions for awarding contracts based on competitive bidding: public disclosure and award procedures. They also set various rules that apply to public works delegations of public services. Only the general principles of the European Treaties currently apply to delegations of public services.

In France, delegations of public services are awarded through two main methods:

— contracts for the delegation of public services are regulated by Law 93-122 of January 29, 1993, regarding the prevention of corruption and the transparency of economic transactions and public proceedings, which defines the procedures applicable to such awards. These contracts are most often used in the water business; public entities, most often cities or groups of cities, have a choice between direct public trust ("*régie directe*") and total or partial delegation to a private company. The delegated management contract sets the respective obligations of the delegated agent and the delegating party, as well as the rates. It does not provide for the transfer of ownership of the existing assets to the delegated agent, who acts solely as manager. The manager is required under Law 95-127 of February 8, 1995, pertaining to public contracts and delegation of public services, to issue a technical and financial report on an annual basis; and

— service and building contracts are subject to the French public contract Code in France and more generally, to the European Directives that require use of competitive bidding for awarding contracts.

In the United States, the federal government plays a major role in the water sector, but the States retain authority in the areas of management and regulation of operations and investment planning. There are two broad co-existing contract methods: a regulated method, comparable to the English system, and a non-regulated mode, comparable to the French system.

In regulated activities, each State has a Public Utility Commission that sets rates (for water and wastewater treatment services) and the return on equity allowed per company operating in the regulated sector. For public-private partnerships agreements in the non-regulated sector, the rules for allocation of projects and operating conditions vary for each municipality. As a general rule, operators are selected through competitive bid processes.

Elsewhere in the world, methods for awarding contracts vary depending on the nature of the public-private partnership, whether it is the concession type (long-term delegation of public services, PFI in the United Kingdom, BOT or short-term provision of service) or on the type of applicable regulation. A clear definition of the regulatory framework is of the utmost importance for the growth of the Group's activities.

6.7.2 *Regulation related to businesses*

Legislative and regulatory constraints that affect the Group's activities arise primarily from European law (European Regulations and Directives).

6.7.2.1 Water

(a) European law

Directive 2000/60/EC of the European Parliament and Council of October 23, 2000, stated a framework for the European Community's water policy aiming at restoring the quality of underground and surface water by 2015.

In addition to this compulsory goals ("*objectifs de résultat*"), it specifies requirements on the means to be implemented:

— reduction of discharges of "priority" substances, considered to be the most harmful to the environment (a new Directive is intended to replace the current Directive covering the discharge of "dangerous substances");

— the development and implementation of master plans and action plans; and

— monitoring and reporting to the European Commission on the results of actions taken to restore the quality of the environment.

The Directive also proposes a strengthened legal and institutional framework for water policy, very close to the French system of management through large banking river basins.

It recommends that water usage and its impact be analyzed on an economic basis and provides for stronger participation by and consultation with the public. It sets the objective of full recovery of service costs and establishes the polluter-payer principle.

On March 22, 2007, the European Commission issued a "*communiqué*" concerning the first progress report on the implementation of the European Directive 2000/60/EC and formulated recommendations for the next significant step: plans for management of hydrographic river basins. These plans, which must be implemented before December 2009, will bring meaningful improvements for the entire water system through programs that must be operational by 2012 and which are intended to achieve the European Directive's environmental objectives by 2015.

In addition, two proposals have been made to amend the European Directive 2000/60/EC:

— a draft European Directive of the European Parliament and the European Council of July 17, 2006, establishing stricter environmental quality standards for water and amending the European Directive 2000/60/EC; and

— a draft European Directive of the European Parliament and the European Council, of December 22, 2006, amending the European Directive 2000/60/EC, establishing a framework for a European Community policy for water, regarding the executive powers granted to the European Commission.

Finally, the European Directive 2000/60/EC was supplemented by the European Directive 2006/118/EC of December 12, 2006, on the protection of underground water against pollution and declining quality, which specifies the goals stated by the European Directive of October 23, 2000, regarding underground water. The goals of this European Directive are primarily the good chemical condition of water and the prevention or limitation of the introduction of pollutants into underground water. It must be transposed by member States before January 16, 2009.

European Directive 2006/07/EC of February 15, 2006, pertains to surface water that could serve as swimming water. Member States must provide for the supervision and assessment of their swimming water. Information regarding the classification, description of swimming water, and potential water pollution must be easily accessible to the public and disclosed near the area concerned. The provisions of the European Directive 2006/07/EC must be transposed into domestic law before March 24, 2008.

European Directive 98/83/EC of the Council of November 3, 1998, regarding the quality of water intended for human consumption, raised requirements in several fields (turbidity, chlorites, arsenic, volatile organohalogens, nickel) and notably lead (25 μg/l by the end of 2003 and 10 μg/l by the end of 2013), which had the effect of ultimately requiring the replacement of all existing lead pipes. It also raised requirements regarding public information on the quality of water distributed.

European Directive 91/271/EEC of the Council of May 21, 1991, regarding treatment of urban wastewater, introduced several major categories of obligations to:

— efficiently collect and provide for secondary treatment of wastewater in municipalities with over 2,000 inhabitants;

— define "sensitive zones" at a domestic level, where treatment of nitrogen and/or phosphorus is required;

— require a high degree of reliability of wastewater treatment systems and impose the obligation to monitor these systems; and

— pursue the possibility of using non-collective wastewater treatment "when the organization of a collection system is not justified, whether because it is not in the best interests of the environment or because the cost would be excessive", provided that the system provides "an identical level of environmental protection".

The European Council's Directive 91/676/EEC of December 12, 1991, regarding the protection of water from nitrate pollution from agricultural origins is intended to protect water resources and requires the definition of "vulnerable zones" where codes of good agricultural practices must be established.

The European Council's Directive 2006/44/EC of September 6, 2006, regarding the quality of fish farming water, and the European Council's Directive 2006/113/EC of December 12, 2006, regarding the quality required for shellfish farming water, apply to water that requires protection or quality improvement to be fit for raising fish and shellfish respectively.

(b) French regulations

In France, a number of laws regulate water pollution, and numerous public entities ensure their implementation. Some emissions and discharges and various other activities having a potential negative impact on the quality of surface waters or underground waters are subject to authorization or declaration. Thus, public authorities must be informed of any installation of a pumping system for underground waters that is in excess of predetermined volumes and that the law forbids or limits the discharge of various substances in water. Violation of these laws is subject to civil and criminal sanctions and the company may itself be held criminally liable.

The law on water and aquatic environments 2006-1772, dated December 30, 2006, is intended to modernize the legal framework for water management and improve water quality in order to achieve, by 2015, the objectives of sound environmental conditions set forth in the European Directive 2000/60/EC.

It is also intended to improve public water and wastewater treatment services (access to water and transparency).

(c) United States regulations

In the United States, the primary federal laws regarding water distribution and wastewater treatment services are the Water Pollution Control Act of 1972, the Safe Drinking Water Act of 1974, and the regulations issued in the context of implementation of these laws by the Environmental Protection Agency (EPA). These laws and regulations establish the standards for drinking water and liquid discharges. Each State has the right to state higher standards and criteria than those established by the EPA and several States have done so.

6.7.2.2 Waste

In many countries, waste treatment sites are subject to laws that require service providers to obtain authorizations from public entities to operate their sites. Obtaining these authorizations requires the presentation of specific studies covering environmental impacts, human health and valuation of the risks pertaining to the facility concerned. Operators of landfills must provide specific financial guarantees (often in the form of bank guarantees) that cover the restoration of the site and monitoring after the closing of the site (for a 30 year period in most countries). Operators must also observe specific standards with respect to discharge and emission arising from processes implementation; incineration plants are usually subject to regulations intended to limit emissions of pollutants. Waste products are also subject to specific regulations depending on their type. Thus, in order for treatment plants' sludge to be recovered for agricultural purposes, it must comply with extremely strict traceability requirements with regard to organic compounds and various metallic trace elements that it may contain (heavy metals such as cadmium, mercury or lead). French standard NFU 44-095, drafted in 2002 and now applicable in France, goes further, defining a strict framework for recovery into soil conditioner of remaining substances after composting, produced by the treatment of wastewater or by the biological portion of household waste.

(a) European regulations

European Directive 2006/12/EC of the European Parliament and of the European Council of April 5, 2006, regarding waste, states the basic principles for the collection, elimination, reuse and treatment of waste. It states two main principles:

— the polluter-payer principle; and

— a hierarchical system of treatment methods.

The European Directive encourages member States to employ, in an order of priority, prevention, reuse, recycling, energy recovery and finally, as a last measure, elimination in a landfill.

The revision of this Waste Framework Directive is currently being debated in the European Parliament. In addition to a five level hierarchy, the key objectives of the future European Directive on waste are intended to assure genuine European harmonization in terms of the definitions (particularly for recovery and recycling) and to clarify the criteria regarding energy recovery and the transition from a waste to non-waste status (produced).

The text originally proposed by the European Commission was submitted to vote during the first reading on February 13, 2007. On June 28, 2007, the European Council came to an agreement on the text. Final adoption is expected second half-year 2008, following the European Parliament vote on the second reading on June 16, 2008, or following a conciliation process, if needed. The compromise introduces the option of classifying waste incineration as a recovery activity, according to an energy efficiency formula suggested by the European Commission.

A new European Regulation (No. 1013/2006) regarding cross border transfer of waste came into force on July 12, 2007, replacing European Regulation 259/93. The objective of this new European Regulation is to assure that waste is managed in an ecologically rational manner throughout the transfer process, including during the recovery or elimination phase in the destination country ("*pays de destination*"). This new European Regulation is based on and replaces the European Regulation of 1993 regarding the transfer of waste; it provides a simpler and more precise legal framework. The European Regulation provides for more rigorous performance measures. It requires member States to carry out inspections and opinion poll tests. It also authorizes physical controls of transferred waste, in particular the opening of containers, and requires member States to notify the European Commission of their domestic legislation covering illegal transfers and applicable sanctions to such transfers.

The European Directive 1999/31/EC of the Council of April 26, 1999, regarding landfills for waste, defines three types of plants corresponding to three types of waste:

— those directed to waste designated as hazardous (called "Category I" in France);

— those directed to waste designated as non-hazardous (called "Category II" in France); and

— those directed to waste designated as inert (called "Category III" in France).

It establishes the goal for member States to reduce the quantity of biodegradable waste deposited in landfills and provides that only waste that has been subjected to prior treatment be allowed; it also stipulates that this waste must be monitored for thirty years after deposit in the site.

The European Directive 2000/76/EC of the European Parliament and Council of December 4, 2000, on waste incineration, established new environmental thresholds, notably in the field of dioxin emissions; the dioxin emission threshold may not exceed 0.1 ng/Nm^3.

The European Directive EC/96/61 of the Council of September 24, 1996, regarding the combined prevention and reduction of pollution, called the "IPPC Directive" (Integrated Pollution Prevention and Control) provides that certain industrial and agricultural activities, including waste management, must be subject to a request for prior authorization from the competent authority of the member State concerned, which will make the decision whether to authorize the activity. This authorization may be granted only if various environmental conditions are met, and the companies must be responsible for the prevention and reduction of the pollution they might cause. Thus, to obtain authorization, the companies must implement certain concrete measures (for example, recycling, accident prevention and treatment of sites at the end of their life); they must also submit to various operating requirements (for example, emission limits for polluting substances and monitoring of emissions).

The European Commission proposed on December 21, 2007 a new draft Directive relating to industrial emissions. This new Directive combines current IPPC Directive and the six sectional Directives, including the Directive relating to incineration (2006/76/EC) and the Directive dealing with atmosphere emission limitation of certain pollutants which come from large combustion plants (2001/80/EC). European Parliament will have to vote on the first reading of this draft Directive by the end of 2008.

The European Directive 94/62/EC of the European Parliament and the European Council of December 20, 1994, on packaging waste, was intended to reduce the impact of packaging waste on the environment. This European Directive established quantified objectives for recycling and recovery of packaging used in the European market. This European Directive was amended in 2004 and established new objectives for recycling by type of material.

The European Directive 2002/96/EC of the European Parliament and the European Council of January 27, 2003, regarding waste from electrical and electronic equipment (EEEW) specifically requires:

— measures involving product design, notably reduction of heavy metals used in electrical and electronic materials;

— the establishment of collection, treatment and, in particular, recovery systems (systematic selective treatment of various components and substances deemed hazardous: printed circuit boards, discharge lamps, mercury, etc.); and

— participation of producers in these measures to encourage them to factor recycling capabilities into their original designs.

Introducing the principle of a broader producers' liability, this European Directive makes mandatory for both household and professional EEEW, to finance collection from the collection point, as well as to provide financing for the treatment, recovery and elimination of the EEEW concerned.

The European Directive 2000/53/EC of the European Parliament and the European Council of September 18, 2000, regarding vehicles at the end of their life, requires owners of end of life vehicles (ELVs) to return them to an authorized operator for demolition, under penalty of being unable to cancel their registration. Demolition involves extracting all materials and optimizing their reuse, recycling or recovering what can be recovered. The recycling rate must reach 80% and the recovery rate 85% beginning in 2006, and respectively 85% and 95% by 2015.

(b) French regulations

In France, pursuant to articles L. 511-1 and seq. of the ICPE (Environmental Code regarding Plants Classified for the Protection of the Environment), ministry and prefecture decrees and orders define the rules governing household, industrial, commercial and hazardous waste landfills. They specifically regulate the design and building of waste treatment sites. Hazardous wastes are subject to strict tracking obligations throughout the entire treatment chain. Traceability of hazardous waste is provided by a waste tracking form (*bordereau de suivi des déchets/BSD*). Energy recovery units are subject to numerous restrictions, notably limitations on emissions of pollutants.

6.7.2.3 Water and waste

On January 18, 2006, the European Parliament and the Council adopted the European Regulation 166/2006 regarding the creation of a European registry of emissions at the European Community level (known as the EPRTR (European Pollutant Release and Transfer Register)). This register, which consists of an electronic data base accessible to the public, is intended to facilitate public access to information concerning the emission of pollutants. The great majority of waste and wastewater treatment activities are affected by this Regulation (beyond certain thresholds, however) and, consequently, the operators concerned must provide precise data on their emissions every year (the initial year of reference was 2007).

6.7.3 Environmental liability

The European Directive 2004/35/EC of the European Parliament and of the Council of April 21, 2004, on environmental liability (the "Environmental Liability Directive"), now in the process of being transposed by member States, could affect water and waste businesses by accelerating the implementation of protective and remediation measures.

The Environmental Liability Directive for the prevention and remediation of environmental damage must be transposed before April 30, 2007. Transposition process has begun in several European States (it has already been transposed in the following countries: Spain, Italy, Latvia, Lithuania, Hungary, Germany, Romania, Sweden and

Slovakia). The Environmental Liability Directive, however it is transposed, defines an additional liability matrix with a new third party: the environment (limited to water, soil and biodiversity). Damage may be recognized (by public entities) without any evidenced fault, even if the facility that is the source of the damage is in compliance with applicable licenses and authorizations. According to the Environmental Liability Directive, the operator is the first party to incur liability. However, the law specifies that it is not effective retroactively, and thus is only applicable to damage caused by events subsequent to the transposition date.

The Environmental Liability Directive is being transposed into French law and is currently being debated in Parliament; its provisions may come into force before the end of the first half of 2008 (France already received an order to comply dated June 1, 2007).

The Group is preparing for the implementation of this law, identifying the sites most directly concerned by the kinds of damage identified in the law, specifically sites located in Natura 2000 zones or close to sensitive rivers. The sites have been mapped, and a list of vulnerable sites drawn up. This vulnerability has two aspects: the sites may potentially be polluting (pollution from waste treatment plants and landfills, by effluents from treatment plants and sludge spreading) or potentially victims of pollution (pollution of water resources intended for use for drinking water, soil pollution by a third party).

Identified sites are subject to special measures: for example, a self-evaluation questionnaire has been sent to SITA France sites, and visits and meetings have been organized at Lyonnaise des Eaux France to inform and raise employee awareness and to identify appropriate actions to be taken.

Elsewhere in the world, the most significant developments in regulating environmental liability are the following:

— in the United States, the concept of "polluter-payer" has been recognized in the law. The current United States administration is rather reluctant to strengthen environmental regulations; however, there have been a number of private initiatives establishing compensation mechanisms, whether financial (financial valuation of the threat of disappearing of alive species) or in kind (compensation by planting "equivalent" species).

— China is currently strengthening its environmental regulations to set higher standards, notably in marine and air pollution, protecting underground water or species and natural habitats. This more rigorous approach will gradually have an impact on the costs of managing water and waste. In its contracts, the Group therefore remains very vigilant concerning the new developments in Chinese environmental law.

6.8 Environmental policy

Because of the nature of its activities, the Group is at the core of the environmental challenges being: climate change, development of renewable energy sources, pressures on water resources, protection of natural habitats and of our heritage. Although the Group's activities may have a positive effect on the environment, they also have impacts on natural habitats and resources that must be measured, controlled and reduced to a minimum as part of an ongoing improvement process. Furthermore, potential environmental harms and damages expose the Group to various risks, which could generate additional costs, as well as affecting its image and reputation.

In general, the Group's environmental performance determines its operating performance. Due to increasingly rigorous environmental regulatory constraints, local public entities are compelled to call more frequently on the expertise of professionals who are qualified to manage their assets and their services.

6.8.1 General description of the Group's environmental policy

The Group has implemented an environmental policy intended to diminish the financial risk related to environmental management, among other objectives. In addition, compliance with domestic, regional and European regulations is a constant goal:

— the Group develops innovations to offer its customers, whether municipalities or businesses, solutions that will solve environmental problems, efficiently and at the lowest possible cost and to ensure a better performance of their responsibilities to manage water and waste as stipulated by legislators;

— the Group constantly monitors the adequacy of all the plants and services it provides or manages to assure that they keep up with the growing demands of environmental regulations; it also anticipates new legislations to provide a higher level of response to the expectations of their customers and all stakeholders;

— it encourages its subsidiaries to implement their own environmental policies, based on their activities, local economic conditions, and expectations of their industrial and local public entity users.

Risk management is performed on a daily basis due to the growing number of certified environmental management systems that have been implemented within the Group and the risk management plans that have been developed for this purpose.

Employee training, innovation, and research programs all contribute to operational control of these risks.

The Group also conducts studies of the environmental impact of its activities.

The Environmental Commitment Declaration of January 2005

When it adopted the Environmental Commitment Declaration in January 2005, the Group set three clear objectives:

— the quality of its activities must be certified by an independent entity, in accordance with international standards;

— all plants and services must be up to the standards of increasingly stringent environmental regulations; and

— the company must be an innovative force for customers, local public entities and companies.

Designated individuals have been designated at all levels for the implementation of this plan, with very specific objectives and timetables. Indicators track progress over a period of years. 90% of the Group's revenues as of December 31, 2007 were generated under the program implementing the Environmental Declaration.

Designated individuals are responsible for monitoring these issues. They meet regularly and provide data for various business reports.

They are particularly attentive that all plants are in environmental compliance (with the objective of eliminating all non-compliance by 2011 in existing sites). This supervision is based on regular internal and external audits, and any non-compliance results in a corrective plan. The scope of these audits is constantly expanding. The percentage of the revenues of the activities covered by environmental audits rose from 59% in 2006 to 60% in 2007. In 2007, more than 513 internal audits were performed and the number of auditors was 237. All these audits identified the Group's environmental performance based on 100 key indicators in each of the water and waste segments.

Certification

The Group has adopted the objective that the quality of all the sites for which it is responsible and the entities in charge of the services it offers should be certified ISO 14001 or 9001 or equivalent in accordance with international standards, by 2011. The Group is assuring in advance that there is information sharing and cooperation with local inhabitants, users, associations, and employees so that this recognition is understood and shared. For example, in February 2006, the Department of Operations, Research and Environment (DORE) of SUEZ Environnement obtained ISO 9001:2000 certification, awarded by the certification entity BVQI, for all of its activities, including networking, notably through the Business Technical Committees (*Comité Techniques des Métier* "CTM") process. SUEZ Environnement thus became the first company in its business sector to be certified for the support it provides to its subsidiaries. This certificate, which was delivered based on international reference standards applicable in over 100 countries, is recognition of the maturity and efficiency of the research and support services.

In 2007, sites representing 63% of the revenues of the Group's relevant businesses that are (subject to environmental reporting) held environmental certification.

6.8.2 Health protection

Concern for the health of users and customers is the motive for the Group's implementation of control mechanisms, as well as the methods and tools available to anticipate potential health crises.

In addition to this ongoing control, the Group plans ahead for health crises that could have consequences for the production and distribution of water or the collection of waste. Work organization, identification of employees subjects to rigorous constraints, and availability of vaccines and other medications are evaluated to ensure continuity of service in the event of a crisis like the one created by bird flu.

Water: quality monitoring

Over a billion people still do not have safe and secure access to drinking water. Almost 2.5 million deaths that are the direct result of inadequate drinking water and wastewater treatment, occur each year throughout the world.

In Western societies, treatment of drinking water, development of community water supply systems, and protection of catchments areas, together with the collection and treatment of wastewater and vaccination and health awareness campaigns, have gradually eliminated major water-borne epidemic illness.

In France, the requirements for tap water quality are determined by European laws as transposed into domestic law. The Group's sites are covered by systematic remote surveillance and a 24-hour alarm system.

Laws defining quality standards have developed in response to newly identified risks. France thus initiated a policy to eliminate lead pipe systems several years ago, a program to be completed by 2013. The Group offers its clients pipeline replacement to achieve these objectives; this work is handled by renegotiating the contracts involved. However, the Group cannot exclude the possibility that it will fail to accomplish its objective of eliminating lead piping by 2013, because of the presence of lead in pipelines that are the responsibility of individuals, over whom the Group has no control.

Besides bacteriologic and physical-chemical criteria, certain substances known as "emerging" substances (*e.g.*, chemical molecules and endocrine disruptors etc.) are of particular concern to experts and operators in the water sector. The Group has implemented specific research programs in this area, so as to better detect, monitor, understand and handle these new molecules.

Waste: controlling emissions

Emissions are controlled in the waste sector, and are constantly monitored. Dioxins emitted by household waste incinerators are therefore constantly monitored in compliance with applicable European law.

In January 2005, an initial opinion delivered by the Prevention and Precautions Committee (*Comité de prévention et de précaution* "CPP") stated that there was no convincing evidence that there was increased risk of cancer among people residing near incineration plants. Two other additional studies, started in 2004 in the context of the national plan against cancer, have been requested to the French *Institut national de veille sanitaire* (National Health Watch Institute, InVS) and the *Agence française de sécurité sanitaire des aliments* (French Food Safety Agency, AFSSA).

Results of the study carried out by the InVS[15] and made public in 2006, prior to their full publication in 2008, provide that there is "*a significant statistic relation between house located near a 1972 to 1985 incinerator and the increase in the number of certain types of cancer*". This statistical risk excess, representing some percents as to all types of cancer, does not permit to "*state a causal link between incinerators and cancers and does not trigger any public health recommendation.*" As a conclusion the report states that this approach concerns a "past situation and that the results cannot be extended to the current so-called "new generation" plants", which are in compliance with European rules as to emissions, which are stricter than before.

The study carried on by l'Afssa[16] on permeation by dioxins evidenced that inhabitants living near incinerators, whether old or new generation, are not exposed to dioxins more than the average for France, which is among the lowest in Europe.

6.8.3 *Preservation of resources*

Water conservation

As a user of water resources and responsible for handling waste, the Group manages natural resources with attention to environmental preservation and sustainable development.

Population growth, changing in eating habits and the resulting agricultural demand for water, and the inadequacy of cleanup systems have resulted in growing pressure on water resources. Climate change has introduced risk of aggravated tensions in some regions, particularly those experiencing an increasing incidence of droughts.

Water resources are very unequally distributed, and must be protected. Some countries have already experienced situations of hydrous stress, which are harder to manage when the country is a country with a poor economic development. By 2025, two thirds of the world's population may be living in regions under strain in the area of water resources, particularly the Middle East and various regions of Africa, Asia and Latin America.

[15] InVS's study covers risk assessment of cancer affecting people living nearby household waste incinerators over 4 French administrative divisions ("*départements*") *i.e.*, Bas-Rhin, Haut-Rhin, Isère and Tarn, between 1972 and 1985.

[16] Afssa's study covers permeation by dioxins (blood and urines sampling) around 8 sites which are located nearby an incinerator, in a number of French administrative divisions ("*départements*") and in contrasted geographic and eating habits areas.

Reduction of water usage has received particular attention throughout the world, and programs to manage demand have been adopted. These include infrastructure measures (reduction of leaks), and other programs targeted at user behavior: implementation of rate structures to encourage economizing and consumer awareness campaigns to combat waste. The objectives of such programs increasingly exceed the mere optimization of economic efficiency (reducing costs of consumable materials); these goals now include economical management of the resource as an end in itself. The use of "non-conventional" water resources will grow significantly. For example, the reuse of wastewater for agricultural and industrial purposes, maintenance of open spaces or the replenishment of underground water reserves is expected to increase by 10% to 12% per year.

In its role as a drinking water and wastewater treatment services operator, the Group contributes to the protection of water resources and ecosystems in two specific ways:

— controlling the quality of discharges emissions from the waste system into the natural environment; and

— managing the protective perimeters surrounding drinking water catchments areas, which are zones that are favorable environments for biodiversity.

Sorting

Preservation of resources is also a constant concern in the waste sector. Recycling performance rates are increasing. Between 2006 and 2007, the number of recycling sites fell from 194 to 252, but the tonnage received in recycling sites rose from 10.2 million tons to 11.7 million tons, and the sorted tonnage output rose from 6.46 million tons to 7.59 million tons.

Compost output represented 620,000 tons in 2006 and over 560,000 tons in 2007.

Soil de-polluting

Recovery of contaminated soils is also an important environmental issue. SITA FD, a subsidiary of SITA France, has implemented multifunctional treatment platforms capable of treating most of the pollutants encountered: hydrocarbons, non-biodegradable organic materials, organic substance, and heavy metals.

These treatments are carried out with close monitoring of the environmental issue and with a traceability aiming at inciting all parties involved in the procedure to be more responsible for their actions.

In this field a significant agreement has been implemented in 2005, in relation with the former site of Metaleurop in France.

6.8.4 Prevention of climate change

Presentation of the regulatory framework for climate change

In recent years, there has been a significant increase in regulation relating to reduction of emissions of CO_2 and other greenhouse gases throughout the world and especially in the European Union.

The institutional framework regulating carbon controls is based on the key United Nations agreement regarding climate change of May 9, 1992, the Kyoto Protocol of December 11, 1997, and, in Europe, the European Community Directive 2003/87/CE of the European Parliament and the European Council of October 13, 2003, relating to the European Community Emission Trading Scheme (EUETS). The EUETS Directive establishing the European market for quotas affects almost 12,000 plants in Europe and has an impact on almost 50% of European CO_2 emissions. Experience accumulated during the first phase (2005-2007) will be enhanced in the second phase (2008-2012); there have been additional delays related to allocations for the second commitment period (2008-2012).

European Directive 2004/101/EC of the European Parliament and the European Council of October 27, 2004 (known as the "Projects Directive"), which amended the EUETS Directive, established the means whereby companies could use emission reductions generated abroad in connection with CDM (clean development mechanism) and JI (joint implementation) projects to meet European objectives for greenhouse gas reduction in the EUETS system. Transposition of this European Directive into the domestic laws of 27 member States will further determine the utilization limits and practical means whereby projects can be submitted for approval.

Impact on the water and waste businesses

Although the contribution of the water and waste management businesses to greenhouse gas emissions is modest, and not covered by restrictive regulatory provisions, the Group's companies assume an active role in controlling such emissions. The Group believes that it has the responsibility to make every effort to avoid contributing to global warming.

The Group is committed to controlling carbon consumption, and has optimized collection routes and methods and provided training to drivers.

Greenhouse gas emissions by the Group (combined water and waste segments) are fairly low: in 2007, the Group's direct and indirect contribution to greenhouse gas emissions was 7.4 million CO_2 equivalent tons compared to 7.1 million in 2006.

The Group's activities make a positive contribution in greenhouse gas emissions, *i.e.* the volumes of gas it produces are less than the volumes of gas that its activities prevent from being produced. This positive effect is primarily attributable to waste recovery, production of incineration, and recovery of biogas in landfills.

The Group strives to reduce emissions related to waste collection, clean up, wastewater treatment and waste transportation carried out with a fleet 11,891 heavy trucks. This effort is based primarily on pursuing economies in fuel consumption; for example, we optimize collection routing (in terms of frequency and distances covered), use new vehicles that meet European standards, and train drivers in fuel efficient driving techniques. In addition, efforts are made to use alternative fuels that generate lower volumes of greenhouse gas, such as bio-fuels, natural gas and electricity. However, technical factors related to specific constraints in waste collection do not allow extensive development of these alternative energy sources.

Landfills are the second sector where the Group is active in the struggle against climate change. Methane, which is released during the decomposition of fermentable waste, is a powerful greenhouse gas. It can be recovered to produce electricity, heat or fuel for vehicles. Waste incineration also provides an opportunity for recovery. In 2007, over 6.1 million tons of non-hazardous waste were incinerated and recovered by the production of 8,742 thermal GWh (compared to 8,594 thermal GWh in 2006) and 2,626 electric GWh (compared to 2,634 electric GWh in 2006).

7. Organizational chart

7.1 Simplified group organizational chart[17]



Suez
Rivolam
Suez Environnement
Waste Europe
Water Europe
International
Terralys
SITA France
Novergie
Teris
S.E. UK
SITA UK
S.E. Germany
SITA Deutschland
SITA NL
S.E. España
SITA Belgium
SITA Sweden
SITA Finland
SOCALUX
Lamesch
LDE F
OIS
SAFEGE
Hisusa
AGBAR
Adeslas
S.E. Germany
Eurawasser
ONDEO Italia
ACEA
Acque Toscane
Degrémont
S.E. NA
United Water
Swire SITA
SFH
SFWD
Macao Water
CEM
Palyja
SembSITA Pacific
Sembsita Australia
SITA Australia
LYDEC
SITA El Beida
SITA Holding BE
SITA Polska
SITA CZ
Water CZ Hungary
BAL Ondeo
* Equity interests in water companies in Czech Republic and Hungary
** 25% of which is held by SE Sweden. SITA Holding BE fully owned subsidiary

[17] This simplified organizational chart shows the structure of the Group at the time this prospectus and (i) after completion of the transactions described in Section 5.1.6., and (ii) after the result of the public offering for Agbar.

7.2 *Overview of the group's main subsidiaries*

The Group's main subsidiaries are described in Section 6 of this prospectus. Note 31 of the annex to the combined annual financial statements gives a list of the Group's main combined companies (see Section 20.1 of the prospectus).

7.3 *Relations with subsidiaries*

The Group has established a centralized cash management system for its main French and international subsidiaries, which optimizes net cash positions at the level of SUEZ Environnement. These positions are transferred daily to SUEZ, which compensates them at market rates.

Other cash flows within the Group consist primarily of loans granted by SUEZ Environnement to some of its subsidiaries.

In addition to cash flows related to cash management and financings, SUEZ Environnement receives dividends from its subsidiaries; in fiscal 2006, these dividends totaled 298 million euros, which were paid entirely in 2007. As of the date of this prospectus, there are no contractual or regulatory limitation to the payment of dividends by the main subsidiaries of the Group to SUEZ Environnement and SUEZ Environnement Company.

In addition, SUEZ Environnement provides different types of services to other Group's subsidiaries and notably administrative and financial services, as well as technical assistance. In exchange for these services, SUEZ Environnement bills the other Group's subsidiaries. In 2007, total compensation received by SUEZ Environnement in connection with these services amounts to 71 million euros.

In the future, a consolidated tax group will be formed in France by SUEZ Environnement Company and the subsidiaries in which it holds at least 95% of the shares. The constitution of this tax group will result in the entering into tax consolidation agreements between SUEZ Environnement Company and each of the companies' members of the consolidation tax group.

The Group estimates that the settlement of this consolidation tax group in France will save nearly 40 million euros a year, which should have a 0.5 point structural positive impact on the return on capital employed (see Section 9.3.3 of the prospectus for definition and calculation modalities of the return on capital employed).

8. Real estate and equipment

8.1 *Group real estate and equipment*

The Group owns and operates many drinking water production plants, wastewater treatment plants, storage reservoirs, and water distribution networks.

The Group also operates a number of waste incineration plants in France, the United Kingdom, China and Taiwan, as well as numerous landfills, located primarily in France and the United Kingdom.

Information on the main plants and plants operated by the Group at December 31, 2007, is provided in the table below:

Country	City/Area/State	Activity	Capacity	Contract
Germany	Zorbau	Waste incineration	300,000 t/yr	Private sector
Australia	Sydney	Production of drinking water	3,000,000 m3/d	BOT
Belgium	Brussels	Waste incineration	550,000 t/yr	Public Private
	Sleco	Waste fluidized bed incineration	450,000 t/yr	Private sector
Chile	Santiago	Wastewater treatment station	4,000,000 eq/h	Private sector
China	Chongqing	Drinking water production	500,000 m3/d	Public Private
		Wastewater treatment station	900,000 eq/h	Public Private
	Tanzhou	Drinking water production	230,000 m3/d	Public Private
	Zhengzhou	Drinking water production	360,000 m3/d	Public Private

Country	City/Area/State	Activity	Capacity	Contract
	Zhongshan	Drinking water production	780,000 m3/d	Public Private
	Changshu	Drinking water production	675,000 m3/d	Public Private
	Macao	Drinking water production	255,000 m3/d	Concession
	Shanghai SCIP	Water production, Demineralization,	200,000 m3/d	Public Private
		Treatment of industrial wastewater	45,000 m3/d	Public Private
		Incineration of specifics industrial waste	60,000 t/yr	Public Private
Spain	Barcelona	Drinking water production	420,000 m3/d	Perpetual concession
France..........	Toulon	Waste incineration	285,000t/yr	DSP
	Bègles	Waste incineration	260,000t/yr	DSP
	Créteil	Waste incineration	240,000t/yr	DSP
	Argenteuil	Waste incineration	180,000t/yr	DSP
	Lyon	Waste incineration	180,000t/yr	DSP
	Bessières	Waste incineration	170,000t/yr	DSP
	Nantes	Waste incineration	140,000t/yr	DSP
	Vedène	Waste incineration	135,000t/yr	DSP
	Lunel Viel	Waste incineration	120,000t/yr	DSP
	Carrières s/Poissy	Waste incineration	110,000t/yr	DSP
	Chartres	Waste incineration	135,000t/yr	DSP
	Morsang	Drinking water production	225,000m3/d	Private sector
	Pecq-Croissy	Drinking water production	160,000m3/d	Private sector
	Aubergenville	Drinking water production	150,000m3/d	Private sector
	Hersin Coupigny	Drinking water production	120,000m3/d	Private sector
	Satrod	Non-recyclable waste landfill	600,000t/yr	Private sector
	Les Aucrais	Non-recyclable waste landfill	540,000t/yr	Private sector
	Roussillon	Non-recyclable waste landfill	250,000t/yr	Private sector
		Incineration of specifics industrial waste	115,000t/yr	Private sector
	Pont de Claix	Incineration of specifics industrial waste	70,000t/yr	Private sector
	Dijon	Wastewater treatment plant	200,000 eq/h	Concession
Mexico	Ciudad Juarez	Wastewater treatment plant	300,000 m3/d	BOT
	Puebla	Wastewater treatment plant	360,000 m3/d	BOT
	Culiacan	Wastewater treatment plant	150,000 m3/d	BOT

Country	City/Area/State	Activity	Capacity	Contract
United Kingdom . .	London Waste /	Waste incineration	550,000 t/yr	Public Private
	Edmonton	Waste incineration	235,000 t/yr	Private sector
	Cleveland			
	Kirklees	Waste incineration	136,000 t/yr	Private sector
	Bristol	Drinking water production	185,000 m3/d	Private sector
United States.	Haworth	Drinking water production	380,000 m3/d	Private sector
	Idaho	Drinking water production	200,000 m3/d	Private sector

The Group also has numerous assets, particularly with respect to its Water business, which are governed by services contracts with a limited term, in which the Group carries out most of its operations.

At the beginning of the operating activities, the Group is granted by the client the right to utilize pre-existing buildings and plants, which are made available for the term of the contract. Initial investments if any, at least specific investments, are generally covered by a clause providing for their return to or recovery by the client or the Group's successor upon the term of the contract. During the term of the contract and depending on the legal system in question, the Group may or may not be the legal owner, but it almost always has monitoring of the assets necessary for the operating activities and provides for their maintenance and renovation, as necessary.

8.2 Environmental constraints that may affect the group's use of its fixed assets

Environmental issues that may affect the utilization of the various plants wholly owned or operated by the Group are described in Section 6.8 of this prospectus.

9. Financial review

In order to provide a consistent financial overview of the Group's scope of operations subsequent to its Preliminary Restructuring (as defined in Section 5.1.6. of this prospectus), combined financial statements have been prepared based on the same presentation format as for the next annual financial statements to be issued by the Group.

The financial statements for the years ended December 31, 2007, 2006 and 2005 (hereinafter referred to as the "Combined Financial Statements") have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and adopted by the European Union, in compliance with European Commission Regulation (EC) 1606/2002 dated July 19, 2002.

The Combined Financial Statements have been prepared based on the financial statements of companies historically consolidated with SUEZ, following the methods and procedures applicable at December 31, 2007.

The following financial review for the Group should be read in conjunction with the Combined Financial Statements set out in Section 20.1 of this prospectus.

9.1 General information

9.1.1 Background

Since January 1, 2005, the Group has continued to expand its European and international business activities in the context of growth in its markets. At the same time it has refocused its operations — a process that was completed at the beginning of 2007.

The Group's key financial performance indicators are the following:

- Combined average revenue growth of 4.2% per year between 2005 and 2007 (an increase of 3.2% between 2005 and 2006 and 5.1% between 2006 and 2007).
- An increase in combined gross operating income (EBITDA)[18] corresponding to an average of 4.9% per year between 2005 and 2007 (an increase of 3.8% between 2005 and 2006 and 6% between 2006 and 2007). This increase, which is more rapid than the increase in turnover, resulted in an increase in the EBITDA/revenue ratio from 17.2% to 17.5% between 2005 and 2007.

The average annual growth rate for revenue and EBITDA between 2005 and 2007 would have been 7.1% and 8.8% respectively, excluding the impact of the main deconsolidations since January 1, 2005 resulting from (i) the Group's withdrawal from Argentina; (ii) the sale of Brazilian subsidiaries; (iii) the Group's withdrawal from Bolivia; and (iv) the disposals of Northumbrian Water Group, Teris LLC and SITA Canada.

The Group's results reflect the strong performance of each of its three operating segments: Water Europe, Waste Europe and International.

Despite lower business volumes in France, revenues for the Water Europe segment increased by an average of 3.6% per year between 2005 and 2007. The EBITDA/revenue ratio improved by 0.2 points between 2005 and 2007, driven by the development of high value-added business and good performance of operations in Spain.

The Waste Europe segment also delivered good results between 2005 and 2007. Revenues increased by an average of 10.3% per year and EBITDA also rose, with the EBITDA/revenue ratio up 0.3 points between 2005 and 2007. These increases are mainly attributable to a selective capital expenditure policy, especially in the segment's new business lines (waste sorting, recycling and recovery).

Revenues recorded by the International segment dropped by an average of 5.4% per year between 2005 and 2007, primarily due to the structural impact caused by refocusing the Group's business activities. Spurred by favorable operating conditions in the geographical markets in which the Group operates, annual average growth in revenues and EBITDA would have topped 6% and 13% respectively between 2005 and 2007, excluding the effect of deconsolidations that took place subsequent to January 1, 2005 both in (i) South America as a result of the Group's withdrawal from Argentina and Bolivia and the sale of its Brazilian subsidiaries; and (ii) North America following the disposal of Teris LLC and SITA Canada.

Net income of the Group came to €659.4 million and €573.8 million in 2005 and 2006 respectively. The movements in 2005 and 2006 reflect the positive impact of non-recurring items relating to changes in Group structure that took place from 2005 onwards, particularly the disposal of Northumbrian Water Group in 2005 and

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[18] The Group uses the indicator "gross operating income" (EBITDA) to measure its operational performance and its capacity to generate operating cash flows. The conversion of current operating income to EBITDA is set out in Section 9.2.1 of this prospectus.

debt restructuring in relation to Argentinean operations in 2006. Net income of the Group came to €491.7 million for 2007.

9.1.2 Basis of the preparation and comparison of the periods reviewed

Basis of preparation of the Combined Financial Statements

The Combined Financial Statements were prepared in accordance with the IFRS published by the IASB and adopted by the European Union as of December 31, 2007. The accounting policies used to prepare the combined financial statements were applied consistently for the years ended December 31, 2005, 2006 and 2007. Amendments to IFRS that occurred during these three fiscal years have been applied as of January 1, 2005.

The Group elected to early adopt IFRIC 12 — Service Concession Arrangements. See Note 1.5.6 to the Combined Financial Statements for a description of the accounting treatment of concession agreements.

Comparisons with historical data issued by the SUEZ group

For the last three fiscal years the SUEZ group has disclosed SUEZ Environnement Company's contribution to its overall results, notably when presenting data to the financial community. The Combined Financial Statements presented in Section 20 of this prospectus, as well as the discussion and analysis provided in Section 9, correspond to the Combined Financial Statements of SUEZ Environnement Company before elimination of SUEZ group's consolidation entries which represent non-material amounts.

9.1.3 Factors significantly affecting the Group's results

Changes in Group structure

The Group has made a number of acquisitions and disposals over the last three years, in line with its strategy of refocusing its business activities. During this period several major disposals were carried out in Europe (Northumbrian Water Group), North America (Teris LLC and SITA Canada), and South America (in particular the disposal of Brazilian subsidiaries), and the Group also terminated a number of contracts in Argentina. At the same time, the Group also made some significant acquisitions, for example the purchase of an interest in Agbar and the acquisitions of Easco and Bristol Water.

The main acquisitions and disposals carried out in the period are described in Section 9.1.6 below.

In the Group's financial statements, these acquisitions and disposals primarily impacted revenues, current operating income and EBITDA.

Changes in macro-economic conditions

Several of the Group's activities are sensitive to economic cycles, especially services to industrial clients both in the water and waste management sectors. As the Group's operations are primarily based in Europe, the United States and Asia-Pacific, a portion of its business is susceptible to the impact of changes in economic climate in those areas. If the economy slows down in a country where the Group is present, consumption, capital spending and industrial output are all pushed down, which in turn negatively affects demand for the services offered by the Group. This can subsequently have an adverse impact on the Group's revenues, current operating income and EBITDA.

Changes in exchange rates

The Group is exposed to financial statement translation risk due to the geographical spread of its operations. In particular, its balance sheet and income statement are impacted by changes in exchange rates upon consolidation of the financial statements of its foreign subsidiaries outside the euro zone. A description of the Group's exchange-rate risk is provided in Sections 4.1.4.2 and 4.2.4.2 of this prospectus, together with an analysis of the impact on net debt.

Changes in interest rates

A rise in interest rates can have a negative impact on the Group's financial expenses and therefore on its financial loss and net debt. A description of the Group's interest-rate risk is provided in Sections 4.1.4.1 and 4.2.4.1 of this prospectus, together with an analysis of the impact on net debt.

Changes in weather conditions

The Group's results relating to water operations can be affected by significant changes in weather conditions.

For example, exceptional levels of rainfall in France led to a reduction in water consumption in 2007, whereas a heat wave in 2003 drove up consumption. Exceptional levels of rainfall can negatively impact the Group's revenues, current operating income and EBITDA of the Group.

Changes in energy and commodity prices

The Group's waste services operations lead to the production of plastic, wood, cardboard, metals and electricity. At the same time, the Group is a high consumer of electricity and oil in its operations. The prices of these commodities are volatile and depend on numerous external factors. Such price changes may negatively impact revenues, current operating income and EBITDA.

9.1.4 Use of estimates and judgment

9.1.4.1 Estimates

The preparation of the Group's combined financial statements requires the use of estimates and assumptions to determine the value of assets and liabilities as well as to measure contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period.

Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates in light of currently available information. Actual results could differ from those estimates.

The main estimates used in preparing the Group's Combined Financial Statements relate to:

— the measurement of the recoverable amount of property, plant and equipment and intangible assets;

— the measurement of provisions, particularly provisions for disputes and for pensions and other employee benefit obligations;

— capital renewal and replacement liabilities;

— financial instruments;

— un-metered revenues;

— the measurement of capitalized tax loss carry-forwards.

Recoverable amount of property, plant and equipment and intangible assets

The recoverable amount of goodwill, property, plant and equipment and intangible assets is based on estimates and assumptions regarding in particular the expected market outlook and future cash flows associated with the assets. A description of the methods used to measure property, plant and equipment and intangible assets is provided in Notes 1.5.5 and 1.5.4 respectively to the Combined Financial Statements. Any changes in these assumptions may have a material impact on the measurement of the recoverable amount and could result in adjustments to the impairment losses booked.

Estimates of provisions

Parameters with a significant influence on the amount of provisions include the timing of expenditure and the discount rate applied to cash flows, as well as the actual level of expenditure. These parameters are based on information and estimates deemed to be appropriate by the Group at the current time.

To the Group's knowledge, at the balance-sheet date of the Combined Financial Statements there was no information suggesting that the parameters used taken as a whole were not appropriate. In addition, the Group is not aware of any developments that are likely to have a material impact on provisions.

Capital renewal and replacement liabilities

This item includes concession operators' liabilities for renewing and replacing equipment and restoring sites. The liabilities are determined by estimating the cost of renewing or replacing equipment and restoring the sites under concession (as defined by IFRIC 12), discounted each year at rates linked to inflation. The related expense is calculated on a case-by-case basis with probable capital renewal and site restoration costs allocated over the life of each contract.

Capital renewal and replacement liabilities amounted to €388.9 million at December 31, 2007 compared with €396.6 million at December 31, 2006 and €405.2 million at December 31, 2005 (see Note 13.2.3 to the Combined Financial Statements).

Pensions and other employee benefit obligations

All pension commitments are measured on the basis of actuarial calculations. The Group considers that the assumptions used to measure its obligations are appropriate and fair (see Note 1.5.15.1 to the Combined Financial Statements for a description of the methods used to measure and recognize the pension provisions). However, any changes in these assumptions may have a material impact on the resulting calculations.

Financial instruments

To determine the fair value of financial instruments that are not listed on an active market, the Group uses valuation techniques that are based on certain assumptions. Any change in these assumptions could have a material impact on the resulting calculations.

Revenues

Revenues generated from customers whose energy consumption is metered during the accounting period must be estimated at the balance sheet date based on historic data, consumption statistics and estimated selling prices. The Group has developed measuring and modeling tools allowing it to estimate revenues with a satisfactory degree of accuracy and subsequently ensure that risks of error associated with estimating quantities sold and the resulting revenues can be considered as not material.

Measurement of capitalized tax loss carry-forwards

Deferred tax assets are recognized on tax loss carry-forwards when it is probable that taxable income will be available to the Group against which the tax loss carry-forwards can be utilized. Estimates of taxable profits and utilizations of tax loss carry-forwards were prepared on the basis of earnings forecasts as included in the medium-term business plan.

9.1.4.2 Judgment

As well as relying on estimates, Group management has to use judgment to define the appropriate accounting treatment to apply to certain activities and transactions, particularly when the applicable IFRS and interpretations do not specifically deal with a given accounting issue.

This particularly applies in relation to the recognition of concession arrangements (see Note 1.5.6. to the Combined Financial Statements), the classification of arrangements that contain a lease (see Note 1.5.8. to the Combined Financial Statements), and the recognition of acquisitions of minority interests.

In accordance with IAS 1, the Group's current and non-current assets are shown separately. For most of the Group's activities, the breakdown into current and non-current items is based on when assets are expected to be realized, or liabilities extinguished. Assets expected to be realized or liabilities extinguished within 12 months of the balance sheet date are classified as current, while all other items are classified as non-current.

9.1.5 Segment reporting

Segment information is presented as follows:

- **Water Europe**: the subsidiaries in this segment provide private individuals, local authorities and industrial clients with water distribution and treatment services, notably under concession contracts (water management).
- **Waste Europe**: the subsidiaries in this segment provide local authorities and industrial clients with waste collection and treatment services, including collection, sorting, recycling, composting and landfilling as well as energy recovery and treatment services for regular and hazardous waste materials.
- **International**: the subsidiaries in this segment develop water, waste and engineering services depending on the opportunities that may arise, with a special focus on managing risks resulting from specific local environments, through partnerships, hedging policies and limiting invested capital or other investments in highly regulated environments.
- **Other**: this segment is mainly made up of holding companies (SUEZ Environnement and R+i Alliance) and also includes the operations eliminated from the first three segments.


Suez Environnement
Corporate functions
Water Europe
Lyonnaise des Eaux
Agbar
Waste Europe
Sita France
Sita United Kingdom + Scandinavia
Sita Benelux + Germany
International
North America
Degrémont
Asia Pacific
Central Europe, Mediterranean Basin & Middle East

A description of the Group's main activities conducted by the above three operating segments is provided in Section 6.5 of this prospectus.

9.1.6 Significant events

9.1.6.1 Significant events in 2007

Water Europe

— Acquisition of Agbar shares

The Group acquired 2.9% of Agbar from various non-Group companies in 2007, for a total amount of €117 million (including €104 million for the Agbar shares purchased from Torreal) prior to the launch of the public tender offer.

— Public tender offer for minority shares in Sociedad General de Aguas de Barcelona (Agbar)

On October 1, 2007, SUEZ Environnement, SUEZ Environnement España, Criteria Caixa Corp. and Hisusa, which is jointly owned by SUEZ Environnement and Criteria Caixa Corp., filed a public tender offer with the Spanish stock market authority (CNMV) for the remaining Agbar shares that they did not already own. The offer became binding and unconditional on December 27, 2007, when it was approved by the CNMV.

In view of the timing, nature and conditions of the offer, the Group considers that it has granted an irrevocable commitment to minority shareholders. Accordingly, an amount of €918 million was recognized within debt in the Group's 2007 Combined Financial Statements, corresponding to its share (51%) in the tender offer for minority Agbar shares. The matching entry for the debt is a €424 million reduction in minority interests and a €494[19] million increase in goodwill.

— Acquisition of a stake in Spain-based Aguas de Valencia

SUEZ Environnement Company acquired a 33% stake in Spain-based Aguas de Valencia, from non-Group companies, for an amount of €135 million.

— Acquisition of 100% of Ista France

Lyonnaise des Eaux acquired the entire share capital of Ista France, a divisional metering company, in order to extend its offer of services to property management companies. Ista France generated revenues of €11 million in 2006.

— Sale of Applus+

In November 2007 the Agbar group sold all of its shares in Applus+, a group specialized in inspection and certification activities. The sale price recorded in the Combined Financial Statements amounted to €276 million.

Applus+ contributed in 2007:

- €308 million to the Group's revenue,

[19] If the acquisition of Agbar shares from Torreal is taken into account, minority interests would decrease by €469 million and the goodwill increase by €554 million.

- € 41 million to the Group's EBITDA; and
- €59 million to the net income Group share (including €57 million of after tax capital gain deriving from the sale of Applus+).

Waste Europe

— Purchase of shares in Indaver

SUEZ Environnement acquired a 15% interest in Indaver (Waste Services in Belgium) from another SUEZ group entity for an amount of €70.5 million.

— Acquisitions in the metal recycling sector

SITA UK acquired 100% of Easco, a metals recycling company which reported revenues of more than €110 million in 2006.

SITA also acquired the metals recycling companies Shamrock and Vignier in France.

International

— Acquisition of Aquarion New York and AOS

United Water acquired the entire capital of (i) Aquarion New York in February 2007 and (ii) AOS in July 2007, for a total amount of €25.8 million.

— Acquisition of Dekonta

SUEZ Environnement acquired the entire capital of Dekonta, a leader in hazardous waste treatment and disposal in the Czech Republic, through SITA CZ.

— Sale of Aguas del Illimani (Bolivia)

On January 3, 2007, SUEZ Environnement signed an agreement for the transfer of the Aguas del Illimani concession to the Bolivian State.

Aguas del Illimani was not consolidated. The provisions recorded by the Group in relation to its interest in Aguas del Illimani had a negative impact of €11 million on current operating income in 2004. The reversal of the provision in 2006 had a positive impact of €12 million on current operating income.

9.1.6.2 Significant events in 2006

Water Europe

— Agbar's acquisition of Bristol Water

In July 2006, the Agbar group acquired the entire capital of Bristol Water, a regulated water supplier in the United Kingdom. The acquisition price recorded in the Group's Combined Financial Statements amounts to €130.9 million. Bristol Water has been fully consolidated by Agbar since July 1, 2006.

— Agbar's acquisition of the RTD group

In April 2006 Agbar acquired the entire capital of the RTD group, which has inspection and certification operations in several countries. The acquisition price recorded in the Group's Combined Financial Statements amounts to €91.2 million. The RTD group has been fully consolidated by Agbar since April 1, 2006.

— Sale of Ondeo Industrial Solutions subsidiaries in Germany

In July and August 2006 the Group sold three subsidiaries of Ondeo Industrial Solutions in Germany, for a total amount of €21.4 million.

— Purchase of additional shares in ACEA

The Group purchased additional shares in ACEA — an Italian water, gas and electricity company listed on the Milan stock exchange — for €21 million. At December 31, 2006, Ondeo Italia held 4.91% of the shares in ACEA, compared with 3.8% at December 31, 2005.

Waste Europe

— Entry into the metal recycling market in Europe

The Group entered the European metal recycling market by acquiring all the shares in Sirec in France, a company that posted consolidated revenues of €70.8 million in 2005.

Sirec has been fully consolidated in the Combined Financial Statements since January 2007.

— Purchase of shares in STAR

SUEZ Environnement acquired the remaining 50% interest in STAR that it did not already own. STAR is a Reunion-based waste collection, recycling and treatment and urban services company.

International

— Withdrawal from Argentina

Following the March 21, 2006 termination by the Argentinean government of Aguas Argentinas' Buenos Aires water management concession agreement, all of the operating assets used by the Group were confiscated. The resources and workforce employed in connection with the concession were fully taken over by the state-owned company, AYSA. Aguas Argentinas was placed in judicial administration (*concurso preventivo*) in May 2006. Consequently, Aguas Argentinas' contribution to the Combined Financial Statements for 2006 corresponds solely to the first two months of the year. It should be recalled that the corresponding assets were written off in full in the 2005 Combined Financial Statements.

The Group also had operations in Argentina through Aguas Provinciales de Santa Fe and Aguas Cordobesas. In January 2006 it was decided to voluntarily liquidate Aguas Provinciales de Santa Fe, and at the end of 2006 the Group sold 95% of Aguas Cordobesas' capital.

Aguas Argentinas, Aguas Provinciales de Santa Fe and Aguas Cordobesas previously contributed to the Group's results as follows:

- revenues: €52.5 million in 2006, €251.5 million in 2005, and €228.2 million in 2004;
- current operating income: €19.6 million in 2006, €56.4 million in 2005, and €40.3 million in 2004;
- EBITDA: €13.5 million in 2006, €73.5 million in 2005, and €85.3 million in 2004.

— Sale of the Group's Brazilian subsidiaries

In 2006 the Group sold its Brazilian businesses specializing in water and waste services. The Brazilian subsidiaries were deconsolidated from the combined Group from April 2006.

These companies previously contributed to the Group's results as follows:

- revenues: €87.3 million in 2006, €269.9 million in 2005, and €180.3 million in 2004;
- current operating income: €7.3 million in 2006, €18.5 million in 2005, and a negative €4.1 million in 2004;
- EBITDA: €22 million in 2006, €52.6 million in 2005, and €25.6 million in 2004.

— Purchase of an interest in the Changshu and Chongqing Sewage contracts in China

Sino-French Water Development — a company proportionately consolidated by the Group on a 50% basis — acquired a 50% stake in the companies operating the Changshu and Chongqing Sewage contracts in China.

— Sale of 49% of PT Pam Lyonnaise Jaya

In July 2006 the Group sold 49% of its Indonesian subsidiary PT Pam Lyonnaise Jaya (Palyja). SUEZ Environnement kept the remaining 51% of this subsidiary's capital. Palyja is still fully consolidated in the Group's Combined Financial Statements.

— Divestment of the Group's entire interest in Teris LLC

The Group sold all of its shares in Teris LLC in June 2006.

Terris LLC had previously contributed to the Group's results as follows[20]:

- revenues: €47.1 million in 2006, €75.9 million in 2005, and €78.7 million in 2004;
- current operating income: €0.4 million in 2006, a negative €6.3 million in 2005 and a negative €12.6 million in 2004;
- EBITDA: €0.8 million in 2006, €2.6 million in 2005, and a negative €5 million in 2004.

9.1.6.3 Significant events in 2005

Water Europe

— Disposal of 25% of Northumbrian Water group

In April 2005 the Group sold its 25% interest in Northumbrian Water group (specialized in water supply and wastewater services) for €382 million.

The Northumbrian Water group's contribution to Group EBITDA in 2005, in proportion to the Group's share in its net income, amounted to €7.1 million.

— Sale of 43.5% of the capital IAM on the Chilean stock market

In November 2005 Agbar and the Group floated 43.5% of the capital of Chile-based IAM, the parent company of Aguas Andinas. The sale price recorded in the Group's Combined Financial Statements amounted to €246 million. IAM — which was previously fully consolidated — has been proportionately consolidated through Agbar since November 2005.

— Structural changes within Agbar

In addition to the above-described partial divestment of IAM, Agbar carried out the following structural changes:

- Sale of 50% of Aquagest Sur (specialized in water operations in Andalusia) and completion of the third planned divestment of 10% of the shares in Adeslas (specialized in healthcare). The related sale price recorded in the Group's Combined Financial Statements amounted to an aggregate €31.5 million;
- Acquisition of inspection and certification operations in Denmark. The acquisition price recorded in the Group's Combined Financial Statements amounted to €31.5 million;
- Issue of new Applus+ shares, taken up by Union Fenosa (22.7%) and Caja Madrid (19%). Following this operation, Agbar's interest in Applus+ decreased from 100% to 58.3%.

— Acquisition of a 3.8% interest in ACEA.

In 2005, the Group acquired 3.8% of ACEA — an Italian water, gas and electricity company listed on the Milan stock exchange — through its subsidiary Ondeo Italia, for €70.5 million.

Waste Europe

— Disposal of subsidiaries in Germany

In 2005 the Group sold its interests in Interseroh, Sinsheim and Kluge for an aggregate €32 million.

International

— Divestment of the Group's entire interest in SITA Canada

In February 2005, the Group sold its entire interest in SITA Canada.

SITA Canada had previously contributed to the Group's results as follows:

- revenues: €12.2 million in 2005 and €78.6 million in 2004;

[20] The Group received an indemnity of 0.9 million euros in 2007, in connection with a loss in respect of Teris LLC prior to the sale.

- current operating income: a negative €0.6 million in 2005 and a negative €0.4 million in 2004;
- EBITDA: €1 million in 2005 and €8.6 million in 2004.

— Signature of a management contract relating to the supply of water and wastewater services in Algiers.

The Group signed a management contract in Algeria on November 28, 2005. Under this contract the Group undertook to provide its expertise and staff to Société des Eaux et d'Assainissement d'Alger (SEAAL) in order to help improve drinking water supply and wastewater services in Algiers. SEAAL supplies drinking water to 3.5 million people. The contract was signed for a five-year period and came into force in April 2006.

9.2 *Income statement analysis*

9.2.1 *Main income-statement items*

Revenues

Revenues generated by water supply are based on volumes delivered to customers, either specifically metered and invoiced or estimated based on the output of the supply networks.

For wastewater services and wastewater treatment, the price of the services is either included in the water supply invoice or specifically invoiced to the relevant local authority or industrial client.

Revenues arising from waste collection are generally based on the tonnage collected and the service provided by the operator.

Revenues from other forms of waste treatment (principally sorting and incineration) are based on volumes processed by the operator and the incidental revenues generated by recycling and reuse, such as the sale of paper, cardboard, glass, metals, plastics, etc. for sorting centers, and the sale of electricity and heat for incinerators.

Revenues from engineering, construction and service contracts are determined using the percentage of completion method. Depending on the contract concerned, the stage of completion may be determined either based on the proportion that costs incurred to date bear to the estimated total costs of the transaction, or on the physical progress of the project based on factors such as contractually defined stages.

Purchases

Purchases primarily include purchases of unpurified water intended for treatment prior to delivery to customers, as well as purchases of equipment, parts, energy, combustibles and recyclable materials.

Other operating income and net expenses

Other operating income includes revoicing direct charges and overheads.

Other operating expenses primarily include costs relating to sub-contracting and other external services, as well as maintenance and repair costs for waste collection and treatment equipment, production costs, water and waste treatment costs, and administrative costs. This item also includes other routine operating expenses such as rental expenses, external personnel costs, commissions and fees to intermediaries, and taxes other than corporate tax.

Current operating income

Current operating income is an indicator used to present a certain level of operating performance. It is a sub-total which facilitates interpretation of the Group's performance as excluding elements which, in the Group's view, are insufficiently predictable due to their unusual, irregular or non-recurring nature. These elements relate to asset impairments and disposals, restructuring costs and mark-to-market on commodity contracts other than trading instruments.

Gross operating income (EBITDA)

The Group uses gross operating income (EBITDA) to measure its operating performance and capacity to generate operating cash flows.

As EBITDA is not defined in IFRS it is not presented on the face of the Group's combined income statement. Current operating income can be reconciled with EBITDA as follows:

Current operating income
- − Depreciation, amortization and provisions
- + Financial income excluding interest
- + Share in net income of associates
- − Impairment of goodwill relating to associates
- − Share-based payment (IFRS 2)[1]
- − Net disbursements under concession contracts[2]

Combined EBITDA

1 This item includes the allocation of stock options, shares granted free of consideration, and payments made by the Group in relation to corporate savings plans (including top-up payments).

2 This item corresponds to the sum of (i) renewal expenditure relating to concessions and (ii) evolution of assets and liabilities of concessions renewals relating to the renewal of the concessions and variabilities of assets and liabilities relating to this renewal.

The reconciliation between current operating income and EBITDA (gross operating income) for the years ended December 31, 2007, 2006 and 2005 is provided in Note 3.3 to the Combined Financial Statements.

The Group will adopt for the future fiscal years a new definition of the EBITDA. Following tables, for information purpose, present, (i) the reconciliation from the 2007 EBITDA mentioned in the Consolidated Financial Statements to the 2007 EBITDA pursuant to this new definition and its distribution amongst the segments, and (ii) the reconciliation from the current operating income mentioned in the Consolidated Financial Statements to the EBITDA new definition.

	Water Europe	Waste Europe	International	Others	Total
			Million euros		
EBITDA (former definition)	**840**	**905**	**395**	**(36)**	**2,104**
Share in net income of associates	(13)	(3)	(6)	0	(23)
Financial income excluding interests (dividends of non-consolidated companies)	(22)	(4)	0	(5)	(32)
Net allocations to provisions for employees benefit and other fixtures and fittings or constitution of similar provisions	5	5	3	(1)	12[1]
EBITDA (new definition)	**809**	**903**	**391**	**(42)**	**2,061**

1 Includes € 10 millions of non recurring positive effects.

	2007	2006
	Million euros	
Current operating income	1,061	1,060
Net allocations to provision and amortization[1]	755	686
Net disbursements under concession contracts	207	192
Share-based payment (IFRS 2)	37	4
EBITDA (new definition)	**2,061**	**1,944**

1 Excluding net allocations to provisions for employees benefit and other fixtures and fittings or constitution of similar provisions.

9.2.2 Comparison between the fiscal years ended December 31, 2007 and 2006

	2007	2006
	In millions of euros	
Revenues	12,034.1	11,446.6
Purchases	(2,210.1)	(2,384.4)
Personnel costs	(3,140.1)	(2,967.4)
Depreciation, amortization and provisions	(754.9)	(679.8)
Other operating income and expenses, net	(4,867.6)	(4,354.6)
Current operating income	**1,061.4**	**1,060.4**
Mark-to-market on commodity contracts other than trading instruments	(5.7)	(1.9)
Impairment	(35.4)	(53.9)
Restructuring costs	(12.3)	1.0
Disposals of assets	181.4	149.7
Income from operating activities	**1,189.4**	**1,155.3**
Financial expenses	(365.7)	(331.5)
Financial income	103.0	167.5
Net financial loss	**(262.7)**	**(164.0)**
Income tax expense	(273.5)	(276.1)
Share in net income of associates	22.6	20.7
Net income	**675.8**	**735.9**
Minority interests	184.1	162.1
Net income Group share	**491.7**	**573.8**

Other income-statement items:

	2007	2006
	In millions of euros	
EBITDA	**2,103.6**	**1,985.4**

9.2.2.1 Revenues

	2007	2006	Change	% change
		In millions of euros		
Water Europe	3,916.8	3,827.8	89.0	2.3
Waste Europe	5,558.2	4,944.9	613.3	12.4
International	2,645.0	2,750.2	−105.2	−3.8
Other	36.0	37.0	−1.0	−2.7
Intercompany eliminations	(121.9)	(113.3)	−8.6	−7.6
Combined revenues	**12,034.1**	**11,446.6**	**587.5**	**5.1**

The Group's combined revenues came to €12,034.1 million for 2007, up €587.5 million or 5.1% increase compared to 2006[21]. This rise was mainly propelled by revenue growth in the Waste Europe segment. Organic growth[22] also came to 5.1% year-on-year.

Water Europe

Water Europe segment contributed €3,916.8 million to the Group's combined revenues in 2007, representing an increase of €89 million or 2.3% compared with 2006.

Lyonnaise des Eaux France contributed €49.5 million to this increase, despite weather conditions which adversely affected activities related to the supply of drinking water. This rise was mainly driven by the start-up of new wastewater contracts (in particular Briançon) and by construction and other service operations, including for Saint Nazaire, Le Havre and Dunkirk. In 2007, Lyonnaise des Eaux France had an organic growth of its revenue of 3.1%.

[21] The revenue included €187 million of tax on polluting activities (received by the Group and paid to the State) in 2007, and 175 million euros in 2006.

[22] "Organic growth" means the growth excluding scope and currency effects.

Agbar accounted for €50.4 million of the increase in revenues posted by the Water Europe segment. This rise in Agbar's contribution reflects strong organic growth in the company's water and healthcare operations (€127 million or 8.2%), which more than offset the negative scope impact during the year primarily resulting from the sale of EMTE (construction business) in December 2006 and of Applus+ in November 2007.

Ondeo Industrial Solutions' contribution fell by €17.3 million, mainly due to the negative scope effect arising from the company's sale of its German subsidiaries in July and August 2006.

The Water Europe segment achieved organic growth in revenues of €194 million or 5.4%.

Waste Europe

Waste Europe segment contributed €5,558.2 million to the Group's combined revenues in 2007, up €613.3 million or 12.4% compared with 2006.

This increase includes the €350 million positive scope effect, mainly related to the acquisition of Sirec in France and of Stericycle and Easco in the United Kingdom.

It also reflects the €305.5 million positive impact of French operations (including organic growth of €101 million or 4.1%), particularly in the waste treatment business, and the positive scope effect (half of which is related to acquisitions of Sirec and the other half to the acquisition of smaller entities such as Shamrock and Vignier).

Revenues from waste services operations in the United Kingdom also rose sharply by €216.3 million. This performance was mainly attributable to the start-up of operations under Private Finance Initiative (PFI) contracts and, to a lesser extent, the scope impact following the acquisition of Stericycle and Easco. Organic growth for the year included the aggregate impact of a positive price effect (mainly derived from higher landfill prices directly arising from the increase in landfill taxes), and a negative volume effect resulting from this same tax increase.

Northern Europe accounted for €35.4 million of the increase in segment revenues, mainly as a result of the positive scope impact in 2006 following the acquisition of SOL in Finland (industrial, commercial and municipal waste collection).

Belgium and the Netherlands contributed €54.1 million to revenue growth thanks to a favorable price effect and a positive volume effect due to the commissioning of the Sleco incinerator in Antwerp.

Waste Europe segment reported organic growth in revenues of €267 million or 5.4% in 2007.

International

The International segment's contribution to combined revenues came to €2,645 million in 2007, down €105.2 million or 3.8% compared to 2006. However, organic growth in this segment resulted in a €110 million increase in revenues.

The decrease in revenues is attributable to a €142 million negative impact arising from the scope effect, primarily relating to South America (deconsolidation of Aguas Argentinas and Aguas Provinciales de Santa Fe as well as the sale of Aguas Cordobesas and the Brazilian subsidiaries) and to North America (disposal of Teris LLC in 2006). It is also attributable to a €73 million negative exchange-rate effect, mainly related to operations in the United States and China.

Degrémont's revenues contracted by €61.4 million, after a particularly tough year in 2006 with the commissioning of major projects such as the water desalination plant in Perth, Australia and the wastewater treatment plant in Halifax, Canada.

The revenues of SITA Australia rose €45.8 million, primarily due to scope effect of the acquisition of several entities providing storage, collection and treatment services, the main acquisitions being Port Stephens and Transwest.

2007 also saw revenue growth in China (up €24.2 million) driven notably by the start-up of operations by Chongqing (water treatment) and Changshu (water distribution concession) under the contracts signed at the end of 2006.

SITA CZ's €17.7 million contribution to the increase in combined revenues was mainly due to scope impact attributable to the acquisition of Dekonta (landfill and incineration business) in the Czech Republic.

Other

Excluding intercompany eliminations, Other segment contributed €36 million to the Group's combined revenues in 2007, down slightly by 2.7% compared to 2006.

9.2.2.2 *Operating expenses*

Purchases

At €2,210.1 million, purchases fell by €174.3 million or 7.3% in 2007 compared with 2006.

All three operating segments contributed to this contraction, with the Water Europe, Waste Europe and International segments reporting respective decreases of €163.8 million, €28.9 million and €61.8 million.

The majority of the overall fall derived from changes in the presentation of certain types of costs without impacting current operating income. In addition, €57.6 million stemmed from Degrémont, primarily due to the delivery of the desalination plant in Perth in 2006.

Personnel costs

Personnel costs rose by €172.7 million or 5.8% to €3,140.1 million in 2007. Details of the various components of the Group's personnel costs are provided in Note 4.2 to the Combined Financial Statements.

This increase mainly concerned Waste Europe (up €115.2 million or 8.6%) which incurred higher personnel costs mainly as a result of scope effect following the acquisition of Sirec in France, Stericycle and Easco in the United Kingdom, and SOL in Northern Europe (Finland).

Personnel costs in the Water Europe segment rose more modestly, increasing by €27.6 million or 2.6%.

Personnel costs in the International segment increased by €22.6 million or 4.5%, mainly due to scope effect. The positive impact of deconsolidations in Argentina, Brazil and North America was more than offset by acquisitions in Australia and Central Europe.

Depreciation, amortization and provisions

Depreciation, amortization and provision totaled €754.9 million in 2007, up €75.1 million or 11% on 2006.

Over half of this rise is due to an increase in depreciation expenses concerning waste collection and treatment equipment in France as a result of higher capital expenditure in both the water and waste management sectors.

Other operating income and expenses, net

Net other operating expenses totaled €4,867.6 million in 2007. This represents a €513 million or 11.8% rise compared with 2006.

The increase was partly due to the presentation changes described in the Purchases section above.

Increases in this item were reported by Water Europe (up €191.8 million) and Waste Europe (up €466 million as a result of presentation changes and business expansion).

The International segment posted a €51.7 million decrease in this item, principally due to deconsolidations in both South America (Argentina and Brazil) and North America (Teris LLC).

9.2.2.3 *Current operating income*

	2007	2006	Change (€m)	% change
	In millions of euros			
Water Europe	413.5	396.3	17.2	4.3
Waste Europe	459.0	423.8	35.2	8.3
International	270.1	284.9	−14.8	−5.2
Other	(81.2)	(44.6)	−36.6	−82.1
Combined current operating income	**1,061.4**	**1,060.4**	**1.0**	**0.0**

The Group's combined current operating income totaled €1,061.4 million in 2007, up €1 million year-on-year. This flat performance of current operating income is due to certain events in 2007 (implementation of employee savings plans) that were reported by the Other segment.

Excluding the impact of changes in Group structure and exchange rates, current operating income would have been up by €36 million.

Water Europe

In 2007, Water Europe segment contributed €413.5 million to combined current operating income, up €17.2 million or 4.3% on 2006. This rise outstripped the revenue increase (+2.3%)

This progress reflects the increase in the current operating income of Agbar (up €24 million) and Safege (up €5.3 million), which more than offset the €14.5 million decrease reported by Lyonnaise des Eaux France for its drinking water supply services due to unfavorable weather conditions.

The percentage increase in Agbar's current operating income outstripped its percentage increase in revenues.

Organic growth in current operating income in the Water Europe segment came to €12 million.

Waste Europe

Waste Europe segment contribution to combined current operating income came to €459 million in 2007, up €35.2 million or 8.3% compared to 2006. This increase falls short of the segment's 12.4% increase in revenues.

The increase is attributable, for €6.9 million, to the strong performance by waste operations in France (particularly landfilling), boosted by a significant rise in volumes.

Operations in the United Kingdom, Germany and Benelux accounted for €13.2 million, €3 million and €13.3 million respectively of the overall increase in the segment's current operating income.

The rise in the United Kingdom was primarily attributable to the start-up of Private Finance Initiative (PFI) contracts and energy recovery activities in the London region.

The rise in Germany was attributable to fresh impetus in local waste paper collection and treatment operations, while in Benelux, it was spurred by the commissioning of waste treatment centers and lower waste treatment costs.

Organic growth in the current operating income of the Waste Europe segment represented €27 million.

International

The International segment contributed €270.1 million to combined current operating income in 2007, down €14.8 million on the previous year. This 5.2% decrease exceeds the 3.8% decrease in revenues.

This includes a €27 million negative impact related to scope effect in South America as a result of the deconsolidation of Aguas Argentinas and Aguas Provinciales de Santa Fe and the sale of Aguas Cordobesas and Brazilian subsidiaries. The decrease is also due to €11 million in provision reversals relating to Aguas del Illimani (Bolivia) in 2006, which were not carried over into 2007.

Operations in North America (€10.1 million) and Asia-Pacific (€12.5 million, including €7.3 million for Australia) increased their contributions to combined current operating income.

2007 also saw a rise in current operating income posted by LYDEC, as a result of provisions recorded in 2006 in relation to a tax dispute.

Organic growth in current operating income as reported by the International segment represented €34 million.

Other

The increase in the current operating income reported by the Water Europe and Waste Europe segments is offset by an increase in expenses reported by the Other segment, whose current operating income was €36.6 million lower than in 2006. These expenses are the result of the accounting impact of employee savings plans offered to employees of the SUEZ group in 2007 (negative impact of €26 million attributable to the "Spring" and "14 bonus shares" plans).

9.2.2.4 EBITDA

	2007	2006	Change (€m)	% change
	In millions of euros			
Water Europe	839.9	784.1	55.8	7.1
Waste Europe	904.8	844.4	60.4	7.1
International	395.3	402.2	(6.9)	(1.7)
Other	(36.4)	(45.3)	8.9	19.6
Combined EBITDA	**2,103.6**	**1,985.4**	**118.2**	**6.0**

The Group's combined EBITDA totaled €2,103.6 million in 2007, up €118.2 million or 6% on 2006. This rise exceeds the 5.1% increase in revenues, reflecting strong performance by the Water Europe and Waste Europe segments.

9.2.2.5 Income from operating activities

Analysis of items included in the reconciliation between current operating income and income from operating activities

Impairment

Impairment of property, plant and equipment, intangible assets and financial assets came to €35.4 million in 2007, down €18.5 million compared to 2006 figure.

In 2007, impairment of property, plant and equipment and intangible assets concerned the three operating segments: Waste Europe (€17 million, mainly relating to France), Waste Europe (€8 million, mainly relating to the United Kingdom) and International (€10 million).

The year-on-year decrease in the overall impairment figure was primarily the result of the high levels of impairment recorded in 2006 by the Waste Europe and International segments, including €22 million for assets in France and the United Kingdom; and to a lesser extent, €16 million of impairment expenses recorded in relation to the Argentinean companies.

Restructuring costs

Restructuring operations resulted in a €12.3 million expense in 2007, whereas they had a positive €1 million impact in 2006. The main restructuring costs in 2007 were related to the closure of a hazardous industrial waste incinerator in France.

Disposals of assets

Asset disposals generated a gain of €181.4 million in 2007 versus a €149.7 million gain in 2006, representing a €31.7 million increase.

The Group's main asset disposals in 2007 were (i) the sale by Agbar of its 53.1% interest in technological inspection and certification specialist Applus+, resulting in a gain of €124 million, and (ii) other divestments carried out by Agbar giving rise to a total gain of €23 million (mainly corresponding to the sale of land).

The Group's main asset disposals in 2006 were (i) SUEZ Environment's sale of 49% of Palyja in Indonesia, which led to a €44 million gain; (ii) the sale of SUEZ Environment's entire interest in Teris LLC in the United States, resulting in a gain of €11.2 million; and (iii) various operations carried out by Agbar giving rise to a total gain of €83.4 million.

Income from operating activities

Income from operating activities increased €34.1 million in 2007 to €1,189.4 million, with the significant year-on-year increase in gains from asset disposals and lower impairment charges more than offsetting the €13.3 million increase in restructuring costs.

The increase in income from operating activities mainly concerns the Water Europe segment due to the asset disposal gains generated by Agbar in 2007. In the Waste Europe segment, income from operating activities increased by €30.7 million, in line with the increase in current operating income. However, the International segment's contribution to income from operating activities is €47 million lower, reflecting significant disposal gains generated in 2006 in relation to Palyja and Teris LLC that were not carried over into 2007.

9.2.2.6 *Net financial loss*

	2007	2006	Change (€m)	% change
		In millions of euros		
Net finance costs	(254.4)	(217.8)	(36.6)	(16.8)
Other financial income and expenses, net	(8.3)	53.8	(62.1)	(115.4)
Combined net financial loss	**(262.7)**	**(164.0)**	**(98.7)**	**(60.2)**

Combined net financial loss totaled €262.7 million in 2007, €98.7 million higher than in 2006, primarily as a result of a significant increase in net finance costs and other net financial expenses.

Net finance costs rose 16.8% to €36.6 million compared with 2006, as a result of higher interest costs due to the increase in the Group's net debt (see Section 9.3.2.1). However, the average cost of gross debt is stable at 5.2%.

Other financial income and expenses came in €62.1 million lower than in 2006. In 2006, other financial income included the positive impact of renegotiated terms for the debt owed by Aguas Argentinas (€57 million).

9.2.2.7 *Income tax expense*

The Group's income tax expense came to €273.5 million in 2007, €2.6 million lower than in 2006.

The difference between the Group's 29.51% average overall effective tax rate in 2007 and the 34.43% standard tax rate applicable in France that year was mainly due to (i) the favorable Suez intra-group deficit transfers in the United Kingdom; (ii) lower applicable tax rates in the various countries where the Group operates (notably in the Netherlands and Chile); and (iii) the impact of asset disposals by Agbar, on which the gains were tax exempt or taxable at a reduced rate.

The Group's average effective tax rate in 2006 was 27.85% compared with the 34.43% standard tax rate applicable in France. The main reasons for this difference were (i) the favorable impact of the tax-exempt debt refinancing in Argentina; (ii) lower applicable tax rates in the various countries where the Group operates (notably in the United Kingdom and Chile); and (iii) deferred tax assets recorded by Agbar.

9.2.2.8 *Net income Group share*

Net income Group share fell €82.1 million or 14.3% to €491.7 million in 2007, mainly as a result of the €98.7 million increase in the net financial loss and the €22 million increase in net income attributable to minority interests. In 2007, minority interests totaled €184.1 million[23].

Without extraordinary items[24], net income would have been 470 million euros in 2007.

[23] These minority interests are distributed as follows: €146 million euros for the Water segment (€145 million euros of which correspond to Agbar and its subsidiaries), €14 million for the Waste segment (5 million euros, of which correspond to Sita UK), and 24 million euros, for the International segment.

[24] Extraordinary items represent (i) an assets impairment of -35 million euros; and (ii) the Applus's sale capital gain of 57 million euros.

9.2.3 *Comparison between the fiscal years ended December 31, 2006 and 2005*[25]

	2006	2005
	In millions of euros	
Revenues	11,446.6	11,092.0
Purchases	(2,384.4)	(2,224.7)
Personnel costs	(2,967.4)	(3,007.8)
Depreciation, amortization and provisions	(679.8)	(694.6)
Other operating income and expenses, net	(4,354.6)	(4,165.1)
Current operating income	**1,060.4**	**999.8**
Mark-to-market on commodity contracts other than trading instruments	(1.9)	0.4
Impairment	(53.9)	(209.1)
Restructuring costs	1.0	(26.6)
Disposals of assets	149.7	509.3
Income from operating activities	**1,155.3**	**1,273.8**
Financial expenses	(331.5)	(423.4)
Financial income	167.5	147.9
Net financial loss	**(164.0)**	**(275.5)**
Income tax expense	(276.1)	(241.1)
Share in net income of associates	20.7	18.8
Net income	**735.9**	**775.9**
Minority interests	162.1	116.5
Net income Group share	**573.8**	**659.4**

Other income-statement items:

	2006	2005
	In millions of euros	
EBITDA	**1,985.4**	**1,911.8**

9.2.3.1 Revenues

	2006	2005	Change (€m)	% change
		In millions of euros		
Water Europe	3,827.8	3,645.9	181.9	5.0
Waste Europe	4,944.9	4,570.2	374.7	8.2
International	2,750.2	2,957.1	(206.9)	(7.0)
Other	37.0	45.3	(8.3)	(18.3)
Intercompany eliminations	(113.3)	(126.5)	13.2	10.4
Combined revenues	**11,446.6**	**11,092**	**354.6**	**3.2**

The Group's combined revenues for 2006 climbed €354.6 million or 3.2% to €11,446.6 million. Performance was mixed across the operating segments however.

Water Europe

Water Europe segment contribution to the Group's combined revenues for 2006 was €3,827.8 million, an increase of €181.9 million or 5% compared with 2005. Scope effect trimmed €76 million from the segment's revenue figure during the year.

A total of €98.7 million of the segment's revenue growth stemmed from the strong performance turned in by Lyonnaise des Eaux France, driven notably by the start-up of new wastewater contracts such as for Dunkirk and Briançon city councils.

[25] For information purposes, the main financial data for 2004 was:
— Revenues: 10,550 million euros
— Current operating income: 944 million euros
— EBITDA: 1,754 million euros
— Group share of net income: 170 million euros

Agbar accounted for €87.4 million of the increase in revenues posted by the European Water Services segment, up on the comparable prior-year period. This rise in Agbar's contribution reflects organic growth of the company's water and healthcare operations which more than offset the negative structural impact during the year primarily resulting from the sale of IAM.

Ondeo Industrial Solutions' revenue contribution contracted €14.8 million, mainly reflecting the sale of the company's German operations in July and August 2006.

Waste Europe

Waste Europe segment contributed €4,944.9 million to the Group's combined revenues in 2006, an increase of €374.7 million or 8.2% compared with 2005, including a €164 million positive scope impact.

France accounted for €147.4 million of overall revenue growth, due to a considerable increase in volumes of waste incinerated, sorted and recycled, as well as to the acquisition of mid-sized companies with revenues of around €60 million.

The United Kingdom contributed €161.3 million of the segment's rise in revenues, principally stemming from (i) a switch to using the full consolidation method for energy operations in London (London Waste); (ii) small-scale acquisitions; and (iii) to a lesser degree, organic business growth. The United Kingdom's organic growth figure for the year included the combined impact of a positive price effect (mainly derived from higher landfill prices that followed the increase in landfill taxes), as well as a negative volume effect resulting from this same tax increase.

Belgium and the Netherlands contributed €43.5 million to revenue growth thanks to a favorable price effect stemming from higher metal, paper and cardboard prices.

The rest of European Waste Services' operations experienced modest growth. The picture was mixed in Germany (up by €4 million) as the positive impact arising from the start-up of the Zorbau energy recovery unit was partially offset by a decrease in volumes and prices.

International

The International segment contributed €2,750.2 million to the Group's combined revenues in 2006, down €206.9 million or 7% compared to 2005.

The decrease includes a €437 million negative impact arising from scope effect, primarily relating to South America (deconsolidation of Aguas Argentinas and Aguas Provinciales de Santa Fe as well as the sale of Aguas Cordobesas and Brazilian subsidiaries) and to North America (disposal of Teris LLC in 2006 and SITA Canada in 2005).

Excluding these effects, the International segment grew 7.8% year-on-year, with all entities contributing to the increase.

Degrémont's revenues climbed €73.3 million, spurred by the development of major projects such as Perth in Australia, Halifax in Canada, and contracts in Algeria and Mexico.

Revenues posted by SITA CZ rose by €41.7 million in 2006, led mainly by the start-up of polluted soil treatment operations at the Spolana site in the Czech Republic.

2006 also saw revenue growth in China, both for water (up €17.2 million) and waste operations (up €8 million), driven by the start-up of the SCIP incinerator in Shanghai. Australia likewise performed well, delivering an €8.9 million increase on the strength of expansion in industrial and commercial waste collection, and Algeria's revenues jumped €19.7 million thanks to the start-up of the management contract for supplying drinking water and sanitation services to the city of Algiers.

Other

Excluding intercompany eliminations, Other segments contributed €37 million to the Group's combined revenues in 2006, down €8.3 million or 18.3% on 2005.

9.2.3.2 Operating expenses

Purchases

Purchases came to €2,384.4 million in 2006, up €159.7 million or 7.2% compared to 2005. All segments contributed to the increase.

The €53.2 million rise in purchases posted by the Water Europe segment mainly derived from Agbar following the first-time consolidation of Bristol Water and the RTD group.

Waste Europe reported a €72.7 million increase that primarily stemmed from higher purchases recorded in France following first-time consolidations during the period, as well as from the expansion in energy recovery operations.

Purchases were up €30.7 million in the International segment, principally relating to Degrémont (up €73.7 million), LYDEC (up €14.7 million), and China's water operations (up €8.9 million). These rises more than offset the €69.4 million decrease in purchases arising from scope effect in Argentina and Brazil.

Personnel costs

Personnel costs edged down €40.4 million or 1.3% to €2,967.4 million in 2006 compared to 2005, mainly due to a €43.9 million decrease in payroll. Details of the various components of the Group's personnel costs are provided in Note 4.2 to the Combined Financial Statements.

Personnel costs rose moderately in the Water Europe segment (up €16.4 million or 1.6%) and the Waste Europe segment (up €31 million or 2.4%).

They dropped by €73.7 million, however, in the International segment, reflecting the scope impact in both South America (Argentina and Brazil) and North America (disposal of Teris LLC) which pushed down personnel costs by €111.5 million. However, this was partially offset by increases elsewhere, notably at Degrémont and United Water.

Depreciation, amortization and provisions

Depreciation, amortization and provision expense totaled €679.8 million in 2006, down €14.8 million or 2.1% compared to 2005.

This reduction includes the impact of scope effect in South America (Argentina and Brazil), North America and at Agbar, but this was partially offset by an increase in depreciation expense concerning waste collection and treatment equipment due to higher capital expenditure on waste operations.

Other operating income and expenses, net

Net other operating expenses increased by €189.5 million or 4.5% to €4,354.6 million in comparison with 2006. Both Water Europe and Waste Europe reported an increase in these expenses whereas they contracted for the International segment.

The €98.7 million (9.4%) increase posted by Water Europe was mainly due to renewal expenditure arising from water concession agreements in France.

The €193.8 million (9.4%) increase reported by Waste Europe primarily reflects the segment's 8.2% revenue growth.

The International segment reported an overall €124.7 million or 12.3% decline in net other operating expenses, including a €153.1 million positive impact arising from scope effect in Argentina, Brazil and North America.

9.2.3.3 *Current operating income*

	2006	2005	Change (€m)	% change
	In millions of euros			
Water Europe	396.3	369.6	26.7	7.2
Waste Europe	423.8	369.3	54.5	14.8
International	284.9	296.7	(11.8)	(4.0)
Other	(44.6)	(35.8)	(8.8)	(24.5)
Combined current operating income	**1,060.4**	**999.8**	**60.6**	**6.0**

The Group's combined current operating income totaled €1,060.4 million in 2006, up €60.6 million or 6% on 2005. This rise outstripped the Group's 3.2% revenue growth figure, reflecting strong performances by the Water Europe and Waste Europe segments.

Water Europe

Water Europe segment contributed €396.3 million to 2006 combined current operating income, up €26.7 million or 7.2% on 2005.

Of this increase — which outstripped the 5% rise in revenues — €17.1 million derived from strong business momentum by Lyonnaise des Eaux France.

Agbar accounted for €9.8 million of the overall rise in the segment's current operating income. Water and healthcare operations continued to generate profitable growth whereas growth for inspection and certification activities carried out by Applus+ was more moderate, with current operating income rising at a slower pace than revenues.

Waste Europe

Waste Europe segment contribution to combined current operating income expanded by €54.5 million or 14.8% to €423.8 million in 2006.

Of this increase, which far outstripped the 8.2% rise in revenues, €33.7 million arose from the robust performance by waste operations in France (particularly landfilling) boosted by a significant rise in volumes.

Operations in the United Kingdom and Germany accounted for €12.4 million and €3.2 million respectively of the overall increase in the segment's current operating income. The rise in the United Kingdom was primarily attributable to London Waste's energy recovery offering while Germany's showing was bolstered by the start-up of the energy recovery unit in Zorbau.

Belgium and the Netherlands contributed €7.8 million to the rise in current operating income, reflecting a favorable price effect during the year.

International

The International segment contributed €284.9 million to the Group's combined current operating income in 2006, down €11.8 million or 4% on 2005.

This decrease — which was nevertheless lower than the 7% decline in the segment's revenues — included a €37 million negative impact related to scope effect in South America as a result of (i) the deconsolidation of Aguas Argentinas and Aguas Provinciales de Santa Fe and (ii) the disposal of Aguas Cordobesas and the Group's Brazilian subsidiaries.

Ondeo de Puerto Rico accounted for €29.7 million of the overall decrease reported by the segment, primarily due to an unfavorable basis of comparison with 2005 when the company recorded provision reversals subsequent to the termination of its contract.

The following companies and operations increased their contributions to combined current operating income: Degrémont (up €6.4 million); SITA CZ (up €14.6 million, due to the start-up of polluted soil treatment operations at the Spolana site in the Czech Republic); Palyja (up €6.9 million); and waste operations in Australia (up €10.3 million, stemming from the expansion of treatment activities that have higher margins than collection operations.

2006 also saw a rise in current operating income posted by the Group's operations in Algeria, thanks to the start-up of the management contract for supplying drinking water and wastewater services to the city of Algiers. LYDEC's contribution decreased, however, mainly due to provisions recorded for a tax dispute that arose during the year.

9.2.3.4 EBITDA

	2006	2005	Change (€m)	% change
		In millions of euros		
Water Europe	784.1	772.0	12.1	1.6
Waste Europe	844.4	730.6	113.8	15.6
International	402.2	433.8	(31.6)	(7.3)
Other	(45.3)	(24.6)	(20.7)	(84.1)
Combined EBITDA	**1,985.4**	**1,911.8**	**73.6**	**3.8**

The Group's combined EBITDA totaled €1,985.4 million in 2006, up €73.6 million or 3.8% compared to 2005. This rise outstripped the Group's 3.2% increase in revenues, reflecting strong performances by the Water Europe and Waste Europe segments.

9.2.3.5 *Income from operating activities*

Analysis of items included in the reconciliation between current operating income and income from operating activities

Impairment

Impairment of property, plant and equipment, intangible assets and financial assets came to €53.9 million in 2006, down by €155.2 million on the 2005 figure.

In 2006, impairment of property, plant and equipment and intangible assets primarily concerned Waste Europe in France and the United Kingdom (€22 million), and the International segment in Argentina (€16 million).

The year-on-year decrease in the overall impairment figure was primarily the result of the high levels of impairment recorded in 2005 (i) by the International segment — including €61 million for assets belonging to companies in North America (notably Teris LLC) and Brazil, as well as €65 million concerning Argentinean companies; and (ii) to a lesser extent, by the Waste Europe segment which booked a €45 million impairment expense relating to a portion of SITA Deutschland's waste treatment business.

Restructuring costs

Restructuring operations had a positive €1 million impact in 2006, whereas in 2005 they resulted in a €26.6 million expense. The main restructuring costs in 2005 were recorded by the International segment — principally in relation to Argentina — and by the Water Europe segment for Agbar's South American activities.

Disposals of assets

Income from capital gains on asset disposals totaled €149.7 million in 2006 versus €509.3 million in 2005.

The Group's main asset disposals in 2006 were (i) SUEZ Environnement sale of 49% of Palyja in Indonesia, which led to a €44 million gain; (ii) the sale of SUEZ Environnement entire interest in Teris LLC in the United States, resulting in a gain of €11.2 million; and (iii) various transactions carried out by Agbar giving rise to a total gain of €83.4 million.

In 2005 the main asset disposals were (i) the sale of the Group's residual 25% interest in the United Kingdom-based Northumbrian Water Group (specialized in water supply and wastewater services) which led to a gain of €263 million; (ii) transactions carried out in Chile (the IAM initial public offering and a capital reduction concerning Ondeo Chile recorded under disposals of assets), resulting in an aggregate gain of €93 million; and (iii) asset disposals carried out by Agbar outside Chile, giving rise to an aggregate gain of €101 million.

Income from operating activities

Income from operating activities decreased €118.5 million in 2006 to €1,155.3 million, with the significant year-on-year decline in gains from asset disposals more than offsetting the €60.6 million rise in current operating income and the €155.2 million reduction in impairment.

On a segment analysis basis, Water Europe and Waste Europe recorded an aggregate €246.2 million drop in income from operating activities, mainly due to the above-described year-on-year decrease in asset disposal gains. However, the International segment's contribution to combined income from operating activities was €100.6 million higher, reflecting the significant level of impairment recorded in 2005 in relation to waste operations in Brazil, Argentina and the United States.

9.2.3.6 *Net financial loss*

	2006	2005	Change (€m)	% change
	In millions of euros			
Net finance costs	(217.8)	(295.1)	77.3	(26.2)
Other financial income and expenses	53.8	19.6	34.2	174.5
Combined net financial loss	(164.0)	(275.5)	111.5	(40.5)

The Group's combined net financial loss decreased by €111.5 million to €164 million in 2006, primarily as a result of significant reductions in net finance costs and other financial expenses.

Net finance costs were down €77.3 million, mainly reflecting a favorable basis of comparison with 2005 which saw significant exchange rate losses, primarily relating to the Chilean and Argentinean peso (€35 million and €9 million respectively). In addition, the Group's withdrawal from water operations in Argentina led to a €42 million reduction in interest costs on gross borrowings in 2006.

"Other financial income and expenses" includes the favorable impact of the debt refinancing carried out by the Group's Argentinean companies (€57 million in 2006 for Aguas Argentina and €19 million in 2005 for Aguas Provinciales de Santa Fe).

9.2.3.7 Income tax expense

The Group's income tax expense came to €276.1 million in 2006, €35 million or 14.5% higher than in 2005.

The difference between the Group's 27.85% average effective tax rate in 2006 and the 34.43% standard tax rate applicable in France that year is explained in Section 9.2.2.7 above.

The difference between the Group's 24.15% average effective tax rate in 2005 and the 34.93% standard tax rate applicable in France that year was due to significant asset disposals carried out in 2005 on which the gains were tax exempt or taxable at a reduced rate (including the sale of Northumbrian Water Group, the partial sale of IAM in Chile and divestments carried out by Agbar), as well as to lower applicable tax rates in the various countries where the Group operates.

9.2.3.8 Net income Group share

Net income Group share fell €85.6 million or 13% to €573.8 million in 2006. This decrease was attributable to the contraction in income from operating activities coupled with the increase in income tax expense and a rise in net income attributable to minority interests, all of which more than offset the improvement in the Group's net financial loss recorded during the year.

Net income attributable to minority interests was up €45.6 million or 39.1%. This increase primarily reflects the Group's withdrawal from operations in Argentina, which reported a net loss of €36.4 million in 2005.

9.3 Financing and net debt

9.3.1 Cash flows in 2007, 2006 and 2005

	2007	2006	2005
	In millions of euros		
Net cash from/(used in) operating activities	1,461.9	1,565.0	1,545.2
Net cash from/(used in) investing activities	(1,535.0)	(1,181.5)	(337.1)
Net cash from/(used in) financing activities	(438.7)	(332.6)	(577.6)
Effect of changes in exchange rates and other	(16.8)	19.9	24.1
Total cash flow for the year	**(528.6)**	**70.8**	**654.6**
Cash and cash equivalents at the beginning of the year	**1,994.8**	**1,923.9**	**1,269.3**
Cash and cash equivalents at the end of the year	**1,466.2**	**1,994.8**	**1,923.9**

9.3.1.1 Net cash from operating activities

Comparison between the years ended December 31, 2007 and 2006

	2007	2006	Change €m	Change %
		In millions of euros		
EBITDA	**2,103.6**	**1,985.4**	**118.2**	**5.9**
+ Disbursements under concession contracts	**(207.9)**	(192.8)	**(15.1)**	**(7.8)**
+ Impairment of current assets	**(3.5)**	13.1	**(16.6)**	**(126.7)**
+ Impact of restructuring operations	**(29.8)**	6.3	**(36.1)**	**(573.0)**
+ Dividends received and share in net income/(loss) of associates	**(6.2)**	1.2	**(7.4)**	**(616.7)**
– Income from investments in non-consolidated undertakings and financial income other than interest	**31.8**	27.4	**4.4**	**16.1**
Cash generated from operations before income tax and working capital requirements	**1,824.3**	**1,785.7**	**38.6**	**2.2**
Tax paid	**(351.2)**	(260.9)	**(90.3)**	**(34.6)**
Change in working capital requirements	**(11.2)**	40.2	**(51.4)**	**(127.8)**
Net cash from/(used in) operating activities	**1,461.9**	**1,565.0**	**(103.1)**	**(6.6)**

Net cash from operating activities totaled €1,461.9 million in 2007 and €1,565 million in 2006.

The €103.1 million year-on-year decrease primarily reflects the following:

— A €38.6 million rise in cash generated from operations before income tax and working capital requirements, fueled by the increase in EBITDA in 2007, which was partially offset by the impact of restructuring operations, asset impairments and disbursements under concession contracts;

— the increase in tax paid is mainly due to higher taxation of capital gains on disposals of assets in 2007 than in 2006, and in particular the gain recognized by Agbar on the disposal of Applus+;

— a marginal deterioration in working capital requirements in 2007, following a slight improvement in 2006.

Comparison between the years ended December 31, 2006 and 2005

	2006	2005	Change 2006-2005 €m	Change 2006-2005 %
		In millions of euros		
EBITDA	**1,985.4**	**1,911.8**	**73.6**	**3.8**
+ Disbursements under concession contracts	(192.8)	(158.6)	(34.2)	(21.5)
+ Impairment of current assets	13.1	(10.3)	23.4	227.1
+ Impact of restructuring operations	6.3	(66.3)	72.6	109.5
+ Dividends received and share in net income of associates	1.2	2.0	(0.8)	(40.0)
– Income from investments in non-consolidated undertakings and financial income other than interest	27.4	22.1	5.3	24.0
Cash generated from operations before income tax and working capital requirements	**1,785.7**	**1,656.5**	**129.2**	**7.8**
Tax paid	(260.9)	(249.9)	(11.0)	(4.4)
Change in working capital requirements	40.2	138.6	(98.4)	(71.0)
Net cash from/(used in) operating activities	**1,565.0**	**1,545.2**	**19.8**	**1.3**

Net cash from operating activities came to €1,565 million in 2006 and €1,545.2 million in 2005.

The moderate €19.8 million increase between 2005 and 2006 primarily reflects the following:

— A €129.2 million rise in cash generated from operations before income tax and working capital requirements driven by (i) EBITDA growth in 2006; and (ii) a more favorable impact of restructuring operations compared with 2005 when restructuring costs were recorded in relation to operations in South America and Manila. Together these factors more than offset the increase in disbursements under concession contracts which primarily resulted from renewal expenditure relating to concession contracts in France.

— A more moderate improvement in working capital requirements in 2006, with the figure remaining globally stable compared with 2005 despite an increase in revenues. In 2005 the positive contribution from

"Change in working capital requirements" was primarily the result of the Group's drive to reduce customer payment periods.

9.3.1.2 Net cash used in investing activities

Comparison between the years ended December 31, 2007 and 2006

	2007	2006	Change 2007-2006 €m	Change 2007-2006 %
	In millions of euros			
Acquisitions of property, plant and equipment and intangible assets	(1,132.9)	(1,004.0)	(128.9)	(12.8)
Financial investments(1)	(736.1)	(448.9)	(287.2)	(64.0)
Acquisitions of cash net entities and cash equivalents	*(467.5)*	*(345.3)*	*(122.2)*	*(35.4)*
Acquisitions of available-for-sale securities	*(268.6)*	*(103.6)*	*(165.0)*	*(159.3)*
Disposals of property, plant and equipment and intangible assets	50.7	68.3	(17.6)	(25.8)
Disposals of cash net entities and cash equivalents sold	245.4	130.7	114.7	87.8
Disposals of available-for-sale securities	4.6	1.6	3.0	187.5
Interest received on non-current financial assets	3.3	57.1	(53.8)	(94.2)
Dividends received on non-current financial assets	33.7	28.0	5.7	20.4
Change in loans and receivables originated by the Company and other	(3.7)	(14.3)	10.6	74.1
Net cash from/(used in) investing activities	**(1,535.0)**	**(1,181.5)**	**(353.5)**	**(29.9)**

(1) The line "Financial investments" is not presented in the cash flow statement in the Group's Combined Financial Statements. It corresponds to the sum of the lines "Acquisitions of cash net entities and cash equivalents" and "Acquisitions of available-for-sale securities". For the year ended December 31, 2007, the Group's financial investments broke down as follows: €176.5 million for Water Europe, €233.7 million for Waste Europe, €67.6 million for the International segment and €258.4 million for Other. For the year ended December 31, 2006, they broke down as follows: €288 million for Water Europe, €59 million for Waste Europe, €58.8 million for the International segment and €43 million for Other.

Net cash used in investing activities amounted to €1,535 million in 2007 and €1,181.5 million in 2006. The €353.5 million year-on-year increase is primarily attributable to changes in (i) financial investments (increase of €287.2 million); (ii) acquisitions of property, plant and equipment and intangible assets (increase of €128.9 million); (iii) interest received on non-current financial assets (decrease of €53.8 million); and (iv) disposals of cash net entities and cash equivalents (increase of €114.7 million).

SUEZ Environnement made substantial financial investments in 2007, including the acquisition of 33% of Aguas de Valencia (€135 million), the acquisition of Agbar shares owned by Torreal (€104 million), the acquisition of Easco and 15% of Indaver from another SUEZ group entity, as well as various acquisitions in the waste sector in Europe.

The main acquisitions of property, plant and equipment and intangible assets in 2007 were made in the following segments: (i) the Water Europe segment (€338.9 million), including the Vallauris, Briançon and Dijon purification and treatment plants; (ii) the Waste Europe segment (€502.6 million), including the energy recovery unit in Vedène, France and sorting and recycling centers in the Netherlands; and (iii) the International segment (€242.6 million), including the modernization and increase in the production capacity of the Haworth plant in the United States.

In 2007, interest received on non-current financial assets decreased by €53.8 million. In 2006, this item included the positive impact of the renegotiated terms of Aguas Argentinas' debt (€57 million).

The principal disposal in 2007 related to Applus+ (€276 million). The principal disposals in 2006 are described below.

Comparison between the years ended December 31, 2006 and 2005

	2006	2005	Change 2006-2005 €m	Change 2006-2005 %
	In millions of euros			
Acquisitions of property, plant and equipment and intangible assets	(1,004.0)	(1,025.5)	21.5	2.1
Financial investments(1)	(448.9)	(162.4)	(286.5)	(176.4)
Acquisitions of cash net entities and cash equivalents acquired	*(345.3)*	*(38.8)*	*(306.5)*	*(789.9)*
Acquisitions of available-for-sale securities	*(103.6)*	*(123.6)*	*20.0*	*16.2*
Disposals of property, plant and equipment and intangible assets	68.3	45.7	22.6	49.5
Disposals of cash net entities and cash equivalents sold	130.7	725.4	(594.7)	(82.0
Disposals of available-for-sale securities	1.6	26.8	(25.2)	(94.0)
Interest received on non-current financial assets	57.1	19.6	37.5	191.3
Dividends received on non-current financial assets	28.0	19.9	8.1	40.7
Change in loans and receivables originated by the Company and other	(14.3)	13.4	(27.7)	(206.7)
Net cash from/(used in) investing activities	**(1,181.5)**	**(337.1)**	**(844.4)**	**(250.5)**

(1) The line "Financial investments" is not presented in the cash flow statement in the Group's Combined Financial Statements. It corresponds to the sum of the lines "Acquisitions of cash net entities and cash equivalents" and "Acquisitions of available-for-sale securities". For the year ended December 31, 2006 the Group's financial investments broke down by segment as indicated above. For the year ended December 31, 2005, they broke down as follows: €94.7 million for Water Europe, €49.6 million for Waste Europe, €7.5 million for the International segment and €10.6 million for Other.

Net cash used in investing activities came to €1,181.5 million in 2006 and €337.1 million in 2005.

The increase between 2005 and 2006 is primarily attributable to movements in "Financial investments" and "Disposals of entities net of cash and cash equivalents sold". These movements related to changes in Group structure, the most significant of which are detailed below.

The main acquisitions in 2006 were (i) Agbar's purchases of Bristol Water (€130.9 million) and RTD (€91.2 million); (ii) the acquisition of equity stakes in the Chinese water companies Changshu and Chongqing (€44 million); (iii) the purchase of an additional stake in ACEA (€21 million), bringing the Group's interest in the company to 4.91% at end-2006; and (iv) various acquisitions of Waste Europe operations.

The main disposals in 2006 were (i) Teris LLC (€42 million); (ii) Palyja; (iii) the subsidiaries of Ondeo Industrial Solutions in Germany (€21.4 million); and (iv) various divestments carried out by Agbar (including 5.22% of Applus+ and 40% of ACSA).

The main acquisitions in 2005 related to ACEA shares for €70.5 million and Applus+ Denmark for €31.5 million.

The main disposals in 2005 related to (i) 25% of Northumbrian Water Group (€382 million); (ii) IAM in Chile (€246 million); (iii) companies sold by Agbar (notably Adeslas for €27.8 million and Aquagest for €35.4 million); and (iv) various Group subsidiaries, particularly in Germany.

Maintenance and development expenditure and free cash flow

Within Acquisitions of property, plant and equipment and intangible assets, the Group distinguishes:

— maintenance expenditure, corresponding to costs incurred to renew the equipment and machinery operated by the Group as well as investments made in order to comply with new regulations; and

— development expenditures, corresponding to costs incurred to build machinery or structures prior to their operation[26].

The table below shows maintenance expenditure for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
	In millions of euros		
Total maintenance expenditure(1)	**(743.4)**	(647.3)	(593.7)
Maintenance expenditure incurred	**(714.2)**	*(617.6)*	*(562.0)*
Change in amounts payable to suppliers of maintenance assets(2)	**(29.2)**	*(29.7)*	*(31.7)*

(1) For the year ended December 31, 2007 the Group's total maintenance expenditure broke down as follows: €254.4 million for Water Europe, €376.1 million for Waste Europe, €111 million for the International segment and €1.9 million for Other. For the year ended December 31, 2006 the breakdown was as follows: €163.8 million for Water Europe, €335.4 million for Waste Europe, €146 million for International and €2.2 million for Other.

(2) Change in trade payables concerning the acquisition of maintenance-related property, plant and equipment and intangible assets.

The Group uses free cash flow as an indicator to measure the generation of liquidity from the Group's existing operations prior to any development expenditure.

The table below provides a reconciliation between "Cash generated from operations before income tax and working capital requirements" and "Free cash flow" for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
	In millions of euros		
Cash generated from operations before income tax and working capital requirements	1,824.3	1,785.7	1,656.5
Total maintenance expenditure	(743.4)	(647.3)	(593.7)
Change in working capital requirements	(11.2)	40.2	138.6
Tax paid	(351.2)(1)	(260.9)	(249.9)
Interest paid	(301.1)	(291.1)	(316.8)
Interest received on cash and cash equivalents	51.9	72.5	58.4
Interest received on non-current financial assets	3.3	57.1	19.6
Dividends received on non-current financial assets	33.7	28.0	19.9
Free cash flow	**506.3**	**784.2**	**732.6**

(1) 47 million euros of which are connected to Applus+ sale.

[26] Total development expenditures amount in 2007 is distributed as follows: 103.7 million euros for the Water Europe segment, 148.8 million euros for the Waste Europe segment, and 137.1 million euros for the International segment; the distribution in 2006 was as follows: 120.6 million euros for the Water Europe segment, 148.7 million euros for the Waste Europe segment, and 87.4 million euros for the International segment; and the distribution in 2005 was the following: 119.8 million euros for the Water Europe segment, 161.7 million euros for the Waste Europe segment, and €70.5 million euros for the International segment.

9.3.1.3 Net cash used in financing activities

Comparison between the years ended December 31, 2007 and 2006

	2007	2006	Change €m	Change %
	In millions of euros			
Dividends paid	(549.7)	(502.3)	(47.4)	(9.4)
Repayment of borrowings and long-term debt	(527.0)	(573.7)	46.7	8.1
Change in financial assets at fair value through income	(125.2)	(14.4)	(110.8)	(769.4)
Interest paid	(301.1)	(291.1)	(10.0)	(3.4)
Interest received on cash and cash equivalents	51.9	72.5	(20.6)	(28.4)
Increase in borrowings and long-term debt	1,006.7	947.3	59.4	6.3
Increase in capital	5.7	29.2	(23.5)	(80.5)
Net cash from/(used in) financing activities	**(438.7)**	**(332.6)**	**(106.1)**	**(31.9)**

Net cash used in financing activities amounted to €438.7 million in 2007, representing a €106.1 million (31.9%) increase compared with 2006.

The year-on-year increase between 2006 and 2007 mainly reflects "Change in financial assets at fair value through income" (increase of €110.8 million) and "Dividends paid" (increase of €47.4 million), which more than offset changes in "Increase in borrowings and long-term debt" (increase of €59.4 million) and "Repayment of borrowings and long-term debt" (decrease of €46.7 million).

The change in financial assets at fair value through income mainly reflects the investment of a portion of the proceeds from the disposal of Applus+ in marketable securities.

The €47.4 million increase in dividends paid mainly reflects the increase in the dividend paid to SUEZ.

In 2007, the "Increase in borrowings and long-term debt" (€1,006.7 million) mainly relates to the public tender offer for Agbar, in respect of which €918 million was recognized within debt in the 2007 Combined Financial Statements, corresponding to the Group's share (51%) in the offer for Agbar's entire share capital. In 2006, the amount recognized for this item (€947.3 million) mainly reflected the purchase of Bristol Water and the RTD group.

Comparison between the years ended December 31, 2006 and 2005

	2006	2005	Change 2006-2005 €m	Change 2006-2005 %
	In millions of euros			
Dividends paid	(502.3)	(564.4)	62.1	11.0
Repayment of borrowings and long-term debt	(573.7)	(710.7)	137.0	19.3
Change in financial assets at fair value through income	(14.4)	(43.1)	28.7	66.6
Interest paid	(291.1)	(316.8)	25.7	8.1
Interest received on cash and cash equivalents	72.5	58.4	14.1	24.1
Increase in borrowings and long-term debt	947.3	617.2	330.1	53.5
Increase in capital	29.2	381.7	(352.5)	(92.4)
Net cash from/(used in) financing activities	**(332.6)**	**(577.6)**	**245.0**	**42.4**

Net cash used in financing activities came to €332.6 million in 2006 and €577.6 million in 2005.

The year-on-year reduction between 2005 and 2006 reflects changes in "Increase in borrowings and long-term debt" and "Repayment of borrowings and long-term debt", as described in Section 9.3.2 below.

The marked variation in "Increase in capital" was attributable to the €305.8 million capital increase taken up by SUEZ in 2005 as well as the portion of Agbar's capital increase taken up by minority interests in that same year, for which there were no equivalent transactions in 2006.

9.3.2 Net debt

9.3.2.1 Net debt at December 31, 2007 and 2006

	At December 31		Change	
	2007	2006	€m	%
	In millions of euros			
Bond issues	956.0	980.3	(24.3)	(2.5)
Drawdowns on credit facilities	528.1	681.5	(153.4)	(22.5)
Liabilities under finance leases	519.2	542.3	(23.1)	(4.3)
Other bank borrowings	1,147.6	1,042.9	104.7	10.0
Other borrowings	2,523.7	1,506.8	1,016.9	67.5
Total borrowings	**5,674.6**	**4,753.8**	**920.8**	**19.4**
Bank overdrafts and current accounts	1,387.3	1,175.6	211.7	18.0
Outstanding borrowings	**7,061.9**	**5,929.4**	**1,132.5**	**19.1**
Financial assets at fair value through income	(179.5)	(53.5)	(126.0)	(235.5)
Cash and cash equivalents	(1,466.2)	(1,994.8)	528.6	26.5
Net debt excluding the impact of derivative financial instruments and measurement at amortized cost	**5,416.2**	**3,881.1**	**1,535.1**	**39.6**
Impact of derivative financial instruments and measurement at amortized cost	(29.1)	(22.0)	(7.1)	(32.3)
Net debt	**5,387.1**	**3,859.1**	**1,528.0**	**39.6**

Excluding the impact of derivative financial instruments and measurement at amortized cost, the Group's net debt totaled €5,416.2 million in 2007 and €3,881.1 million in 2006.

This €1,535.1 million increase in net debt between 2006 and 2007 (excluding the impact of derivative financial instruments and measurement at amortized costs), reflects a €1,016.9 million rise in other borrowings and a €528.6 million decrease in cash and cash equivalents.

The main movements in 2007 reflect the following:

- The Agbar public tender offering: the Group considers that it has granted an irrevocable commitment to minority shareholders and accordingly, an amount of €918 million was recognized within debt in the 2007 Combined Financial Statements, corresponding to its share (51%) in the tender offer for minority Agbar shares.
- Higher financial investments in 2007 than in 2006, including the acquisition of Aguas de Valencia and Easco and the acquisition of Agbar shares from non-Group activities (including Torreal).

9.3.2.2 Net debt at December 31, 2006 and 2005

Analysis by type of debt at December 31, 2006 and 2005

The table below shows an analysis by type of debt at December 31, 2006 and 2005:

	At December 31		Change 2006-2005	
	2006	2005	€m	%
	In millions of euros			
Bond issues	980.3	1,140.3	(160)	(14.0)
Drawdowns on credit facilities	681.5	514.2	167.3	32.5
Liabilities under finance leases	542.3	536.8	5.5	1.0
Other bank borrowings	1,042.9	1,718.0	(675.1)	(39.3)
Other borrowings	1,506.8	780.6	726.2	93.0
Total borrowings	**4,753.8**	**4,689.9**	**63.9**	**1.4**
Bank overdrafts and current accounts	1,175.6	1,058.6	117.0	11.1
Outstanding borrowings	**5,929.4**	**5,748.5**	**180.9**	**3.1**
Financial assets at fair value through income	(53.5)	(57.4)	3.9	6.8
Cash and cash equivalents	(1,994.8)	(1,923.9)	(70.9)	(3.7)
Net debt excluding the impact of derivative financial instruments and measurement at amortized cost	**3,881.1**	**3,767.2**	**113.9**	**3.0**
Impact of derivative financial instruments and measurement at amortized cost	(22.0)	83.6	(105.6)	(126.3)
Net debt	**3,859.1**	**3,850.8**	**8.3**	**0.2**

Excluding the impact of derivative financial instruments and measurement at amortized cost, the Group's net debt totaled €3,881.1 million in 2006 and €3,767.2 million in 2005.

Changes between December 31, 2005 and 2006

The overall €113.9 million increase in net debt between 2005 and 2006 (excluding the impact of derivative financial instruments and depreciated costs) reflected a €63.9 million rise in total borrowings combined with a €117 million increase in bank overdrafts and current accounts, which more than offset the €70.9 million improvement in cash and cash equivalents.

The main movements in 2006 reflect the following:

- The Group's withdrawal from South America which had a total impact on borrowings of €540 million (recorded under "Other bank borrowings") and a €510 million impact on the overall net debt position.
- An increase in Agbar's debt due to the structural changes described in Sections 9.1.6.2 and 9.1.6.3.
- A reduction in the level of bond debt following Teris LLC's deconsolidation during the year.

9.3.3 Return on capital employed

ROCE is calculated by dividing net operating profit after tax (NOPAT) for the period (see below) by the opening capital employed adjusted for the impact of changes in Group structure on a *pro rata temporis* basis as well as for material exchange rate effects.

The tables below set out the calculation of NOPAT, capital employed and ROCE for the fiscal year 2007.

	2007
	In millions of euros
Current operating income	1,061.4
Share in net income of associates	22.6
Dividends	31.8
Interest and income from receivables and current assets	4.3
Other financial income and expenses	(45.2)
Income tax expense	(259.3)
NOPAT	**815.6**

	2007
	In millions of euros
Net goodwill	2,245
Net tangible and intangible assets	7,411
Net financial assets	1,215
Investment in associates	221
Provisions	(1,380)
Others (1)	(1,328)
Capital employed	**8,383**

(1) (1,140) million euros of which are working capital

	NOPAT	Capital employed(1)	ROCE
	In millions of euros		
2007	**815.6**	**8,383**	**9.7%**

(1) Compared with a weighted average cost of capital ("WACC") estimated at 6.7% in 2007.

9.4 Provisions

Comparison between December 31, 2007 and December 31, 2006

Movements in provisions between December 31, 2006 and December 31, 2007 can be analyzed and are set out in the following table:

	At December 31		Change	
	2007	2006	€m	%
	In millions of euros			
Pensions and other employee benefit obligations	324.8	386.8	(62.0)	(16.0)
Sector-related risks	146.0	189.8	(43.8)	(23.1)
Warranties	39.9	38.4	1.5	3.9
Disputes, claims and tax risks	123.5	133.9	(10.4)	(7.8)
Site rehabilitation	503.0	473.7	29.3	6.2
Restructuring costs	22.6	14.1	8.5	60.3
Other contingencies	136.6	142.9	(6.3)	(4.4)
Total provisions	**1,296.4**	**1,379.6**	**(83.2)**	**(6.0)**

The principal provisions at December 31, 2007 were the following:

— Provisions for site rehabilitation amounting to €503 million, up €29.3 million compared with December 31, 2006.

The reasons for these provisions and the way in which they were calculated are explained in Note 18.4 to the Combined Financial Statements.

— Provisions for pensions and other employee benefit obligations totaling €324.8 million, down €62 million versus December 31, 2006. This decrease mainly reflects the recognition of actuarial gains in 2007. See Note 19 to the Combined Financial Statements for further information on pensions and other employee benefit obligations.

— Provisions for sector-related risks amounting to €146 million, €43.8 million lower than at December 31, 2006.

This item includes provisions relating to court proceedings involving Argentinean contracts and to warranties given in connection with divestments that are likely to be called on.

— Provisions for other risks representing €136.6 million, down €6.3 million compared with December 31, 2006. This item mainly includes provisions for miscellaneous employee-related litigation, environmental risks and various business risks.

— Provisions for disputes, claims and tax risks amounting to €123.5 million, down €10.4 million compared with December 31, 2006.

Comparison between December 31, 2006 and 2005

Movements in provisions between December 31, 2006 and 2005 can be analyzed as follows:

	At December 31		Change 2006-2005	
	2006	2005	€m	%
	In millions of euros			
Pensions and other employee benefit obligations	386.8	430.6	(43.8)	(10.2)
Sector-related risks	189.8	77.8	112.0	144.0
Warranties	38.4	48.7	(10.3)	(21.1)
Disputes, claims and tax risks	133.9	351.3	(217.4)	(61.9)
Site rehabilitation	473.7	434.3	39.4	9.1
Restructuring costs	14.1	28.0	(13.9)	(49.6)
Other contingencies	142.9	177.3	(34.4)	(19.4)
Total provisions	**1,379.6**	**1,548.0**	**(168.4)**	**(10.9)**

Changes between 2005 and 2006

The principal provisions at December 31, 2006 were the following:

— Provisions for site rehabilitation amounting to €473.7 million, up €39.4 million compared with December 31, 2005.

— Provisions for pensions and other employee benefit obligations totaling €386.8 million, down €43.8 million compared with December 31, 2005. This decrease was attributable to a reclassification leading to a €19 million deduction from United Water's pension plan asset accounts as a result of an increase in the value of hedging arrangements and positive exchange rate effects amounting to €10.7 million. See Note 24 to the Combined Financial Statements for further information on pensions and other employee benefit obligations.

— Provisions for sector-related risks totaling €189.8 million, €112 million higher than one year earlier, primarily as a result of contingencies relating to the withdrawal from the Group's South American contracts.

— Provisions for disputes, claims and tax risks amounting to €133.9 million, down €217.4 million compared with December 31, 2005. This decrease essentially reflects (i) €114.2 million in reversals for the utilization of provisions, half of which concerned transactions related to the withdrawal from Argentina; and (ii) changes in Group structure, which had a €132.8 million impact, primarily arising from the deconsolidation of the Group's Brazilian and Argentinean subsidiaries.

— Provisions for other risks representing €142.9 million, €34.4 million lower than at December 31, 2005.

9.5 Contractual Commitments

9.5.1 Outstanding borrowings

The Group's total gross debt at December 31, 2007 is set out in the following table:

	Total	2008	2009	2010	2011	Beyond 2011
			In millions of euros			
Total borrowings	5,674.6	938.7	759.8	1,871.2	309.2	1,795.7
Bank overdrafts and cash current accounts	1,387.3	1,387.3	—	—	—	—
Outstanding borrowings	**7,061.9**	**2,326.0**	**759.8**	**1,871.2**	**309.2**	**1,795.7**
In respect of SUEZ	*2,204*	*1,366*	*6*	*722*	*58*	*52.0*

9.5.2 Secured, pledged and mortgaged assets

Items of property, plant and equipment pledged by the Group to guarantee borrowings amounted to €172.1 million at December 31, 2007, €163.5 million at December 31, 2006 and €41 million at December 31, 2005.

The maturities of these commitments are as follows:

Maturity	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
2005			
2006		—	26.4
2007		10.6	3.2
2008	18.1	25.4	4.1
2009	9.6	2.4	6.0
2010	9.3	0.9	0.9
2011	8.0	0.5	—
Beyond	127.1	123.7	0.4
Total	**172.1**	**163.5**	**41.0**

9.5.3 Commitments related to financing

The table below sets out commitments related to financing given or received by the Group for the fiscal years ended December 31, 2007, 2006 and 2005 as well as the related maturities at December 31, 2007.

	Dec. 31, 2007	Within 1 year	1 to 5 years	Beyond 5 years	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros					
Personal securities provided for borrowings	**229.8**	0.0	148.1	81.7	259.3	230.7
Financing commitments provided	**2.6**	0.0	2.4	0.2	5.0	8.8
Total commitments given	**232.4**	**0.0**	**150.5**	**81.9**	**264.3**	**239.5**
Other guarantees received	**10.1**	0.0	6.5	3.6	12.3	11.3
Financing commitments received	**577.5**	0.0	532.8	44.7	1,151.7	1,066.0
Total commitments received	**587.6**	**0.0**	**539.3**	**48.3**	**1,164.0**	**1,077.3**

Commitments related to financing mainly concern undrawn confirmed credit facilities given and received, and loans contracted before the balance sheet date under which the related funds will not be available until the beginning of the following period.

Personal securities cover the repayment of principal and interest on debt not carried in the Group's combined balance sheet.

9.5.4 Firm commitments to purchase property, plant and equipment

In the ordinary course of their operations, some Group companies have also entered into commitments to purchase, and the related third parties to deliver, property, plant and equipment.

These commitments break down by maturity as follows:

Maturity	December 31, 2007	December 31, 2006	December 31, 2005
	In millions of euros		
2005			
2006			51.0
2007		43.9	0.1
2008	57.2	0.1	0.1
2009	0.1	0.1	—
2010	0.1	—	—
Beyond	2.4	2.2	2.2
Total	**59.8**	**46.3**	**53.4**

9.5.5 *Contractual investment commitments*

The Group has undertaken to make investments representing an aggregate of €514.5 million at December 31, 2007 (€623 million at December 31, 2006 and €1,038.6 million at December 31, 2005). The decrease in this item during 2006 was primarily attributable to the Group's withdrawal from Argentina.

9.5.6 *Commitments related to finance leases*

The main finance lease agreements entered into by the Group concern Novergie's incineration facilities.

Future minimum lease payments under these agreements at December 31, 2007, 2006 and 2005 were as follows:

	Future minimum lease payments at Dec. 31, 2007		Future minimum lease payments at Dec. 31, 2006		Future minimum lease payments at Dec. 31, 2005	
	Undiscounted value	Present value	Undiscounted value	Present value	Undiscounted value	Present value
	In millions of euros					
Year 1	(64.1)	(61.0)	(61.2)	(58.9)	(60.7)	(59.0)
Years 2 to 5 inclusive	(178.7)	(147.7)	(182.5)	(157.6)	(180.1)	(160.8)
Beyond year 5	(197.7)	(73.5)	(228.7)	(103.1)	(244.0)	(128.5)
Total future minimum lease payments	**(440.5)**	**(282.2)**	**(472.4)**	**(319.6)**	**(484.8)**	**(348.3)**

9.5.7 *Operating leases*

Future minimum lease payments under non-cancelable operating leases can be analyzed as follows:

	December 31, 2007	December 31, 2006	December 31, 2005
	In millions of euros		
Year 1	(110.0)	(81.7)	(59.5)
Years 2 to 5 inclusive	(176.8)	(165.8)	(136.9)
Beyond year 5	(116.9)	(123.0)	(75.1)
Total	**(403.7)**	**(370.5)**	**(271.5)**

10. Cash and shareholders' equity

10.1 Cash flow and financing

Information relating to cash flow and financing appears in Section 9.3 of this prospectus.

10.2 Restrictions on the use of equity

Some loans contracted by subsidiaries of the Group, or by SUEZ Environnement on behalf of its subsidiaries, contain provisions imposing compliance with a number of ratios. Such ratios, as well as their levels, are known as financial covenants, and are agreed with the lenders and may be revised during the term of the loan.

In most loans to subsidiaries where a financial covenant is negotiated, the lending banks usually require that the relevant company maintains a minimum level of debt coverage (with respect to the principal amount and interest), which is measured by a ratio called the "DSCR" (debt service cover ratio), or with respect to interest by a ratio called "ISCR" (interest service cover ratio).

In project financings, lending banks may also require that the concerned company maintains an actuarial ratio for debt coverage for the remaining term of the loan, called the "LLCR" (loan life cover ratio). In the case of other type of financing, lending banks may also require a ratio based on the balance sheet of the company, which generally take the form of a ratio of debt ratio to capital funds.

The commercial debt securitization agreement described in Section 4.2.4.3, covers the following covenants:

	Level 1	Level 2
Net debt / EBITDA	Max. 2.5	Max. 3.5
EBIT / Interests	Min. 3	Min. 2.25

The agreement sets out that, if SUEZ announces its intention to divest the majority of its shares or voting rights in SUEZ Environnement, these covenants would become applicable. Consequently, these covenants have become applicable upon the announcement by SUEZ of the Spin-off/Distribution project and the stock exchange initial public offering on September 3, 2007.

These ratios have to be notified to the programme manager on a quarterly basis. In the event of a breach of the level 1 ratios, the programme enters into a "tightening process" which entails (a) reporting of receipts on a daily basis (reporting is currently on a monthly basis) and (b) an increase in the rate of over-sizing (being the reserve corresponding to the excess of accounts receivables, transferred over the amount of financing made available) from 8% to 10%. In the event of a breach of the Level 2 ratios, the programme is terminated: the accounts receivables transferred are transferred back and receipts are paid into the Debts Common Fund.

The Group has put in place a procedure for monitoring its financial covenants on a half yearly basis which consists in the main subsidiaries CFOs sending representation letters indicating (i) whether the subsidiary or other legal entities for which the relevant subsidiary is responsible, have, as at the last accounting closing date, been in default or potential default (being a situation likely to become a default situation contingent on decision of the lenders or the expiry of time limits) situations or (ii) whether default or potential default situations may occur at the closing date of the next half year statement. These representation letters are supplemented by an annex listing the loan agreements containing the covenants, the nature of those covenants, and the consequences for the borrower in the event of breach of those covenants.

At December 31, 2007, the subsidiaries consolidated within the Group were in compliance with the financial covenants with the exception of the breach by one subsidiary of a balance sheet structure covenant relating to a credit line of some 500,000 euros, for which the Group has obtained from the lender a definitive waiver of the covenant until the end of the term of the loan.

At the date of this prospectus, there is no current payment default on any of the Group's consolidated debt. There was also no payment default on the Group's combined debt at December 31, 2007.

Except for the case of the debt securitization agreement mentioned above, the Spin-off/Distribution operations and the listing of the shares of the Company will have no impact on the existing credit agreements and, in particular, will trigger no obligation to early repayment.

10.3 Expected sources of financing for future investments

At the date of this prospectus, the Group expects that the financing requirements for the major investments it plans to make (see Section 5.2.3 of this prospectus) will be provided by available funds, divestments of shares in UCITS held for transaction purposes, future cash flows from operating activities, and possible use of the credit facilities available to it (including those resulting from the implementation of the credit framework agreement entered into with SUEZ and described in Section 19.3 of this prospectus).

At December 31, 2007, the Group had cash available totalling €1,635.8 million (including €179.5 million in UCITS held for transaction purposes) and confirmed unutilized credit facilities of €577.1 million, €306.2 million of which will expire in 2008.

11. Research and development, patents and licenses

11.1 Research and development

Presentation

Innovation within the Group is a strategic element to respond to the current expectations of its customers and anticipate their future needs, improve the productivity of its production tools, and enhance its financial profitability.

This policy is developing based on the work of specialists located in operating units, on the research programs developed in the Group's research and development (R&D) Centers, and on the sharing of findings and exchanges among researchers and specialists. Indeed, innovations in environmental activities are carried out throughout the value chain, and a thorough knowledge of both businesses and operation fields is essential to the effectiveness of the innovation policy.

The Group further develops its research and development efforts through partnerships, with public authorities (*e.g.*, Cemagref, the CNRS, the University of Tongji, the University de California, Los Angeles (UCLA)) and private entities. So, for example, Lyonnaise des Eaux, Agbar, United Water, Northumbrian Water and SUEZ Environnement have formed the R+i Alliance partnership to combine joint research projects in the water sector. R+i Alliance conducts, notably, studies on the monitoring of algae and odors, energy efficiency, and the relationship between water and health. R+i Alliance's budget in 2007 totaled €7.5 million.

In addition, the Group has introduced voluntary programs to stimulate and encourage initiatives and innovative projects in the technical, commercial, and managerial fields by methodically reviewing proposals for various projects submitted by teams on the operation field.

In the technical field, the Group relies on technological research and development to which it dedicated a total of 65 million euros in 2007.

In all, over 400 researchers and specialists work full time on technological research and development projects in the R&D centers and specialist networks.

Main programs

A significant work is currently developed on a policy for renovating pipe systems for drinking water networks and wastewater systems for local public authorities to determine the pipelines' remaining useful life based on local conditions, their age, and specificities of their component materials.

The objective of this highly significant program is to develop a policy of "sustainable maintenance" for underground assets. The significant results obtained will entail modifications to the Group's internal specifications for various products, and facilitate the implementation of best practices. The program is focused on three major themes: description of the assets, management and maintenance of these assets, and projected investments.

SUEZ Environnement has united 9 operating units (Lyonnaise des Eaux, SITA France, SITA FD, Agbar, Degrémont, Fairtec, Terralys, United Water, and Ondeo Industrial Solutions) to work on a major program to monitor olfactory pollution in the neighborhood of its wastewater and waste services plants.

The Group is now in control of the measure of odors and of the model of the spreading of these odors; it has knowledge of the numerous sources of the emissions and has corrective measures available. An olfactometric laboratory has been set up which analyze the odors and provides training to employees and local residents living nearby Group's plants. All this expertise allows to design new, plants which have accurate deodorization system and, in the event of a crisis, to target corrective actions in cooperation with local residents.

A significant program for forecasting and real-time monitoring of raining waters was initiated in 2006. The objective is to limit disruptions caused by storm floodwaters in the event of environmental directives applied to river water and to provide new services to local public authorities within the framework of stricter law and regulatory constraints on swimming water. The program aims at developing real-time forecasting, warning and optimization tools which suit to raining waters networks by focusing on water quality, efficiency of treatment channels, and quantity measurement.

An innovative program on real-time individual water metering has also been initiated. The objectives are to develop new product offers for individuals while allowing a better overall knowledge of network flows in order to optimize them.

Research efforts in programs dedicated to energy savings in operating activities and those dedicated to sludge management were increased in 2006, in keeping with the Group's sustainable development goals.

Faithful to its traditional emphasis on health monitoring, the Group continues to make significant investments in programs on health monitoring related to drinking water quality, to ensure that the finest quality of tap water is distributed to its customers. SUEZ Environnement has one of the world's foremost laboratories in this field. This has enabled the Group to work in cooperation with French and international public health authorities in the analysis and ongoing study of the real risk of emerging pollutants, their potential pathogenic effects, and the adaptation of technologies to eliminate these pollutants in current or new treatment channels.

Continuing its leadership role in the area of desalination via the technique known as reverse osmosis, Degrémont has recently patented a membrane pre-treatment process using micro-coagulation, a process that allows the flows through the membranes to increase substantially.

The Group has a presence in very large desalination markets (Perth, for example) through Degrémont, as well as in smaller markets of membrane pre-treatment process using micro-coagulation through Ondeo Industrial Solutions. A standard "skid" that combines ultra-filtration and reverse osmosis units on the same platform was developed in 2007 and is included in the Ondeo Industrial Solutions catalogue of products offer for the treatment of surface and industrial waters. This "skid" is to be used for outputs ranged from 5 and 50 m^3/h.

In ultraviolet disinfection field, the product line developed by Degrémont Technologies has been expanded in response to higher flows needs. This product line directly marketed by Degrémont Technologies and in addition included in Degrémont's turnkey offers is declined both for drinking water and urban and industrial residual wastewater.

More generally in the field of industrial wastewater, the opening of the research center in Shanghai in cooperation with the Shanghai Chemical Industrial Park allows to strengthen our expertise in identifying hazardous effluents and optimizing their treatment, thus giving an additional competitive advantage to Ondeo Industrial Solutions.

In addition, the Group has increased its contribution to R&D in the waste field. While continuing the major programs on management of technical landfills, which involve research on bioreactors, with particular attention to improving the production of biogas for energy production, the Group has launched significant programs on the improvement of the treatment of solid waste, through components recovery (recycling of plastics, rubber, and metals), organic compounds (compost) or energy (methanization).

In household waste collection, compacting of waste in the garbage receptacle ("cyclabelle") and pneumatic transport are innovations intended to minimize the disadvantages of collection trucks.

In the methods used upstream to the sorting, the Group is working to improve automatic separation techniques such as optical bottle sorting and floating sorting for wood from demolition activities and metals. The goal is to make the work less difficult and also improve the overall efficiency of the sorting in order to increase the rate of recycling of the channels.

Research efforts are intensifying on recycling of materials in response to market demand. Therefore, close cooperation with producers is essential. The Group is developing methods for dismantling heavy equipment such as airplanes, which will favor the reuse of parts, recycling of materials (metals, for example), or energy recovery.

The impact of the European Directive on incineration has emphasized the need to optimize the incineration process. Instruments for simulating fluid dynamics based on computer calculations developed for several years in the water sector have been transferred to incineration activities to make these simulation tools available to incineration plants.

The Group intends to pursue its innovation strategy and reinforce its commitment to it in 2008.

11.2 Trademarks, patents, and licenses

The Group takes seriously the development and protection of its intellectual property assets, its trademarks, and especially its patents. Indeed, the Group believes that these assets offer added value to the services it provides to its customers. Protection of the Group's intellectual property is coordinated by a central unit located within Degrémont.

11.2.1 Patents

The Group's patents portfolio encloses 301 families of patents.

In 2007, the Group registered 14 patents. The Group registered 18 patents in 2006 and 11 patents in 2005.

Patents are registered in the name of SUEZ Environnement, as well as in the name of subsidiaries, including Degrémont, Lyonnaise des Eaux France, SITA France and Safege. They cover all the water and waste businesses.

As a general rule, patents are registered in their country of origin and are then available upon request under the Patent Cooperation Treaty to receive extended coverage under other national patent laws.

The Group holds approximately 2,000 national patents, registered in over 70 countries.

There are a number of potential sources of patentable inventions; they may arise from:

— the Group's Research Centers, as would be expected;

— shared research efforts of the Group (such as the R+i Alliance, etc.);

— time to time collaborations with partners (*e.g.*, universities and laboratories, etc.); or

— operating subsidiaries (the first filing is usually handled by the subsidiary; extensions are then carried out by the Group after transfer).

These patents protect products, *e.g.*, a biological reactor for treating wastewater or the domestic trash container that compacts waste. They also protect processes, *e.g.*, the treatment of water for small local public authorities for planting reeds or treatment of rainwater for large urban areas. Protection of plant operation techniques or services is important, thus numerous patents are registered for sensors, regulators, or functioning optimization.

In the environmental sector, where the competition is fierce, the protection provided by patents is essential for durably operated the innovations generated by the Research and Development. Nevertheless, a large portion of the know-how remains protected by confidentiality.

Procedures for reviewing patents have been established based on the activities they cover, to retain only those that cover an existing market.

This rich and varied portfolio of patents represents a significant and reliable intangible asset.

11.2.2 Trademarks

On December 31, 2007, the Group held a portfolio of some 500 trademarks.

As regards the institutional trademarks held by SUEZ Environnement and its subsidiaries, it will be retained particularly in the water sector: "Ondeo", "Ondeo Industrial Solutions", "Degrémont" and "Safege"; the institutional trademark "SITA" is used in the waste sector. The "SITA" sign is also often added in the registered names of companies active in the waste sector.

"Lyonnaise des Eaux" is a historic trademark in water-related activities. It has been registered in various forms both as a trade name and as a semi-abstract trademark, in Europe and throughout much parts of the world, for nine categories of activity, eight of which involve services.

Finally, the "SUEZ Environnement" trademark and its English version "SUEZ Environnement" were registered in France in March 2005 and were also internationally registered in August 2005.

Among the trademarks representing the group's products, the "Pulsator" trademark can be mentioned, which succeeded the eponymous patent that is now no longer protected. This trademark represents a water treatment product that has been on the market for over 50 years. In the same area, the French trademark "Aquasource" can be mentioned, which refers to ultra filtration membranes used in drinking water units.

The Group has also registered a significant number of Internet websites names (including www.suez-environnement.fr, www.suez-environnement.eu and www.suez-environnement.com).

As part of the Spin-off/Distribution, SUEZ and SUEZ Environnement have entered into a trademark licensing agreement described in Section 19.2.

12. Information on trends

The major trends affecting the Group's activities since the end of the last fiscal year are described in Sections 6 and 9 of this prospectus.

13. Profit forecasts or estimates

13.1 Group profit forecasts for fiscal year 2008

For fiscal year 2008, the Group's objective is to reach an EBITDA comprised between 2.10 and 2.15 billion euros.

This EBITDA forecast for 2008 was prepared during the first 2008 quarter, and is based on a yearly structured budget updating process involving operational subsidiaries. It is prepared in accordance with IFRS accounting principles applied by the Group, and described in its historical financial statements. This EBITDA forecast for 2008 is based on the following main assumptions:

— keeping Hisusa consolidation by proportional integration in the Group's financial statements;

— the following macroeconomic basics:

— a GDP yearly growth rate above an average 2% for West Europe and the United States areas, above 3% for Australia, above an average 4% for Central and East Europe areas, and above an average 5% for Asia area;

— a 2% to 2.5% inflation per year in West Europe and the United States areas, and between 3% to 5% for the other areas, notably in Australia and China;

— an average exchange rate over fiscal year 2008 of USD/€ 1.55 and 0.8 £/€.

The EBITDA being the base of this forecast represents a new definition retained by the Group, similar to the one retained by the GDF Suez group. This EBITDA, different from the one previously retained, is equal to the Group's historical EBITDA minus (i) share in net income of associated entities and (ii) financial income excluding interests (dividends of non-consolidated companies), plus (iii) net allocations to provisions for employee benefits and other fixtures and fittings or constitution of similar provisions.

Therefore, the EBITDA forecast for 2008 can be compared to the 2007 EBITDA, following the new definition and adjusted for the contribution of Applus+ (divested in November 2007) for homogenization purposes, equal to 2,021 million euros.[27]

Above profit forecast are based on data, assumptions and estimates which are globally considered as reasonable by Suez Environnement executive management. They may change or be amended due to uncertainty related notably to the economic, financial, competition, regulatory and climate environment. In addition, materialization of a number of risks described in Section 4 "Risk factors" of this prospectus would impact the Group's activities and its ability to reach these forecasts. Moreover, performing these forecasts implies the successful implementation of the strategy described in paragraph 6.3 of the prospectus. Therefore, the Group does not take any commitments or grant guarantee as to the attainment of the forecast described in this Section 13.1.

13.2 Report from the statutory auditors on the profit forecasts

("Free translation of a French language original".)

"To the Chief Executive Officer,

In our capacity as statutory auditor and in compliance with the EU Regulation 809/2004, we hereby report on the 2008 EBITDA forecast for SUEZ Environnement Company which is included in section 13.1 of this prospectus produced for the listing of the shares of SUEZ Environnement Company for trading on the Euronext Paris exchange as part of the distribution of 65% of SUEZ Environnement Company shares to SUEZ shareholders.

In accordance with EU Regulation 809/2004 and the relevant CESR guidance, you are responsible for the preparation of this forecast and its principal underlying assumptions.

It is our responsibility to express our conclusion, pursuant to appendix 1, paragraph 13.2 of the EU Regulation 809/2004, as to the proper compilation of the profit forecast.

---

[27] The new definition has an impact of −42 million euros on 2007 EBITDA, as described in Section 9 of the prospectus, plus the adjustment of Applus+ contribution to 2007 EBITDA for −41 million euros (Applus+ was divested in November 2007).

We have performed those procedures which we considered necessary in accordance with professional guidance issued by the national auditing body (*Compagnie nationale des commissaires aux comptes*). Our work consisted in an assessment of the preparation process for the profit forecast, as well as the procedures implemented to ensure that the accounting methods applied are consistent with those used for the preparation of the historical financial information of SUEZ Environnement Company. We also gathered all the relevant information and explanations that we deemed necessary to obtain reasonable assurance that the profit forecast has been properly compiled on the basis stated.

It should be noted that, given the uncertain nature of forecasts, the actual figures are likely to be significantly different from those forecast and that we do not express a conclusion on the achievability of these figures.

We conclude that:

— this profit forecast has been properly compiled on the basis stated;

— the accounting methods applied in the preparation of the profit forecast are consistent with the accounting principles adopted by SUEZ Environnement Company Group, as presented in note 1 "Basis of presentation, principles and significant accounting policies" to the combined financial statements for the years ended December 31, 2005, December 31, 2006 and December 31, 2007.

This report is issued for the sole purpose of the public offering in France and other European Union countries in which the prospectus, as approved by the French Stock Exchange Regulatory Body (AMF), will be published and may not be used for any other purpose.

Neuilly-sur-Seine, June 13, 2008

The Statutory Auditor

Ernst and Young et Autres — (French original signed by) —

Pascal Macioce Nicole Maurin"[28]

[28] Ernst & Young is a member of *Compagnie Régionale* of stratutory auditors of Versailles.

14. Administrative, management, and supervisory bodies and general management

14.1 Composition and functioning of the management and supervisory bodies

The Company is a French corporation, *société anonyme*, with a board of directors. A summary description of the main provisions of the bylaws and internal rules for the board of directors, particularly its functioning methods and its powers, is provided in Section 21.2, "Corporate charter and bylaws."

14.1.1 Board of directors

The following table shows the composition of the Company's board of directors as it will be proposed to the July 15, 2008 ordinary and extraordinary general meeting and the terms of office of the candidates to the Company's board of directors over the past five years.

Name	Title	Age	Other mandates or positions over the past five years
Gérard Mestrallet[1]	Chairman of the board	59	**Current mandates or positions :** Chairman and Chief Executive Officer of SUEZ Chairman of the board of SUEZ Energie Services, SUEZ Environnement, Electrabel, SUEZ-Tractebel (Belgium) Chairman of Hisusa (Spain) Deputy Chairman of Aguas de Barcelona (Spain) Director of Saint-Gobain (France), Pargesa Holding SA (Switzerland) Member of the Supervisory Board of AXA **Mandates or positions expired over the past five years :** Chairman of the Board of Directors of Tractebel (Belgium) Director of Crédit Agricole SA Member of the Supervisory Board of Métropole Télévision M6, Société du Louvre and Taittinger Board observer to Casino
Jean-Louis Chaussade[1] . . .	Director	56	**Current mandates or positions :** Chief Executive Officer of SUEZ Environnement Chairman of the Board of Directors of Degrémont, Terralys Director of Lyonnaise des Eaux France, SUEZ Environnement, SITA France, Société des Eaux de Marseille, Aguas de Barcelona (Spain), ACEA (Italy), United Water Inc (USA), United Water Resources (USA), Sino French Holdings (China), Swire SITA Waste Services Ltd (China), IAM (Chile), SUEZ Environnement España (Spain) Permanent representative of SUEZ Environnement España on the Board of Directors of Hisusa (Spain) **Mandates or positions expired over the past five years :** Chairman of the Board of Directors of Ondeo Degrémont North America (USA) Directors of Northumbrian Water Ltd (substitute) (UK), Northumbrian Water Group (substitute) (UK), ASIM (Mexico) Permanent representative of Degrémont on the Board of Directors of Corelye, Degrémont on the Board of Directors of Nice Haliotis
Jean-François Cirelli[1]	Director	49	**Current mandates or positions :** Chairman and Chief Executive Officer of Gaz de France Chairman of the Company's Gaz de France charity trust Director of Neuf Cegetel **Mandates or positions expired over the past five years :** None

Name	Title	Age	Other mandates or positions over the past five years
Gérard Lamarche[1]	Director	46	**Current mandates or positions :** Chairman of the Board of Directors of Coordination Centre SUEZ-Tractebel-Electrabel (Belgium), Genfina (Belgium) Director of Distrigaz (Belgium), Electrabel (Belgium), Legrand, Leo Holding Company (USA), SUEZ Energie Services, SUEZ-Tractebel (Belgium), Aguas de Barcelona (Spain), SUEZ Environnement, SUEZ Environnement North America Inc. (USA) **Mandates or positions expired over the past five years :** Chairman and Chief Executive Officer of Ondeo Chairman of the Board of Directors of Leo Holding Company (USA) Director of Infilco Degremont, Inc. (USA), Ondeo Nalco Company (USA) and Tractebel (Belgium) Permanent representative of Nalco International on the Board of Directors of Ondeo Industrial Solutions
Alain Chaigneau[1]	Director	56	**Current mandates or positions :** Director of Ondeo Services Chile (Chile), SUEZ Energie Services, Electrabel (Belgium), SUEZ-Tractebel (Belgium), United Water Inc., United Water Resources Inc., SUEZ Environnement North America Inc. (USA) Delegate director of Desarrolos Hidraulicos de Cancun (Mexico), Aguakan (Mexico) **Mandates or positions expired over the past five years :** Deputy Chief Executive of SUEZ Environnement Chairman of Aguas Andinas (Argentina) Manager of Teris LLC (USA) Director of Rivolam, Inversiones Aguas Metropolitanas (Chile), Northumbrian Services Ltd, Northumbrian Water Group, Northumbrian Water Limited (UK), Tecnologia y Servicios de Agua Sa de Cv (Mexico), BAL Ondeo (Mexico), Aguas Andinas (EX EMOS) (Chile), Aguas Argentinas (Argentina), Degrémont SA, Lyonnaise des Eaux France, Sino French Holdings (China), SITA USA Inc (USA), SUEZ Environnement UK Ltd (UK), SUEZ Environnement Espana (Spain) Substitute Director of BAL Ondeo (Mexico) and Iasa Holdings (Mexico), Aguas Andinas (EX EMOS) (Chile), Aguas Argentinas (Argentina), Aguas Cordobesas SA (Argentina)
Dirk Beeuwsaert[1]	Director	60	**Current mandates or positions :** Chairman of SUEZ Energy North America, Inc. (USA), Tractebel Bahamas LNG Ltd, Bahamas LNG Terminal Holding 2 Limited (Cayman Islands), Blue Marlin LNG Terminal Limited (Cayman Islands), Calypso Bahamas Pipeline Holding 2 Limited (Cayman Islands), Calypso Bahamas Pipeline Holding Limited (Cayman Islands) Deputy Chairman of SUEZ Energy Generation North America Inc (USA) Director of Glow Energy (Thailand), Tractebel Energia (Brazil), Celizan, Glow Company Limited (Thailand), Glow Denim Water Company Limited (Thailand), Glow IPP Company Ltd (Thailand), Glow SPP2 Company Limited (Thailand), Glow SPP3 Company Limited (Thailand) Permanent representative of Tractebel Energia SA (Brazil) **Mandates or positions expired over the past five years :** Deputy Chairman of Blue Marlin LNG Terminal Limited (Bahamas), SUEZ Energy Development Inc (USA) Manager of SUEZ Energy North America Inc (USA) Director of Blue Marlin LNG Terminal Limited (Bahamas), SUEZ Energy Development Inc (USA), Operation Power Services Company Ltd (Thailand)

Name	Title	Age	Other mandates or positions over the past five years
Valérie Bernis[1]	Director	49	**Current mandates or positions :** Director of SUEZ-Tractebel (Belgium), Société Monégasque d'Electricité et de Gaz (Monaco) Member of the Supervisory Board of Eurodisney Permanent representative of Lamiran on the Supervisory Board of Investissements Presse of Libération **Mandates or positions expired over the past five years :** Chairman and Chief Executive Officer of Paris Première Director of Société Générale de Belgique Member of the Supervisory Board of Métropole Télévision Permanent representative of SUEZ Nov Invest on the Board of Directors of Investissements Presse and of SUEZ Communication on the Board of Directors of Investissements Presse
Jérôme Tolot[1]	Director	56	**Current mandates or positions :** Director and Chief Executive Officer of SUEZ Energie Services Chairman of Fabricom (Belgium) Chairman of the Board of Directors of Fabricom GTI (Belgium) Director of Axima, GTI (the Netherlands), Ineo, Société Monégasque de l'Electricité et du Gaz (Monaco), SUEZ Energy Services Espana (Spain) and SUEZ University, SUEZ Environnement, Fabricom (Belgium) **Mandates or positions expired over the past five years :** Director of Rivolam, Degrémont, Lyonnaise des Eaux France, SITA France, Teris
Angel Simón Grimaldos[1]	Director	50	**Current mandates or positions :** Director — Chief Executive Officer of Group AGBAR (Spain) Chairman — Director of CETaqua (Spain) Entitled manager of Inversiones Aguas Metropolitanas (Chile) Director of Aguas Municipalizadas de Alicante (Spain), Empresa Mixta de Aguas Residuales de Alicante (Spain), Aquagest Sur (Spain), Fundación Agbar (Spain), Agbar Capital SAU (Spain) **Mandates or positions expired over the past five years :** Chief Executive Officer of Aguas de Barcelona and of Water and Wastewater treatment of the Group AGBAR (Spain), Group AGBAR (Spain) Entitled Manager of Inversiones Aguas del Gran Santiago (Chile) Substitute Manager of Aguas Provinciales de Santa Fe (Argentina) Substitute Manager of Aguas Argentinas (Argentina) Substitute Manager of Aguas Andinas (Chile) Director of Hidroser, Servicios Integrales del Agua (Spain) Director of Lyonnaise des Eaux France (France) Director of Applus Servicios Tecnológicos (Spain)
Amaury de Sèze[2]	Director	62	**Current mandates or positions :** Chairman of the Supervisory Board of Carrefour SA Deputy Chairman of Power Corporation du Canada (Canada) Director of Groupe Industriel Marcel Dassault SA, BW Group, Groupe Bruxelles Lambert (Belgium), Erbe SA (Belgium) and Pargesa Holding SA (Switzerland) Member of the Supervisory Board of Gras Savoye SCA and Publicis Group **Mandates or positions expired over the past five years :** Chairman of the Supervisory Board of PAI Partners SAS, PAI Partners UK Ltd, Financière PAI SAS, Financière PAI Partners SAS, PAI Partners SAS and PAI Partners UK Ltd, Advisor of Cobepa SA

Name	Title	Age	Other mandates or positions over the past five years
			Deputy-Chairman of the Supervisory Board of Carrefour SA Director of Eiffage, PAI Europe III General Partner NC, PAI Europe III UK General Partner Ltd, PAI Europe IV General Partner NC, PAI Europe IV UK General Partner Ltd, PAI Europe V General Partner NC, PAI Partners Srl, Saeco SpA, Power Corporation du Canada, Gepeco SA, Novalis SAS, Novasaur SAS, Vivarte SA, Carrefour SA Representative of NHG SAS
Olivier Pirotte[2].	Director	41	**Current mandates or positions :** Manager of the Holdings and Investments of the Group Bruxelles Lambert (Belgium) Director of SN Airholding (Belgium), of GBL Treasury Center SA, Brussels Securities SA (Belgium) and Belgian Securities BV (Netherlands) Managing director of GBL Verwaltung S.à.r.l. (Luxembourg) Member of the Investments Committee of Sagard Equity Partners **Mandates or positions expired over the past five years :** Director of RTL-TVI SA and Editeco SA (Belgium)
Gérald Arbola[3].	Director	60	**Current mandates or positions :** Chairman and Chief Executive Officer of FT1CI Chairman of the foundation of Areva Deputy Chief Executive of Areva Vice-Chairman of the Supervisory Board of STMicroelectronics NV Member of the Board of Areva Director of Areva NC, Areva T&D Member of the *Comité des Directeurs* of Areva NP **Mandates or positions expired over the past five years :** Chairman of the foundation of Areva Finance/Gestion, of Cogerap and of the Supervisory Board of STMicroelectronics Holding NV Director of Assystem and of Areva NP
Gilles Benoist[4].	Director	61	**Current mandates or positions :** Chairman of the Fédération française des sociétés anonymes d'assurance Chief Executive Officer of CNP Assurances Director of Dexia, Sino French Life Insurance, Caixa Seguros and CNP Capitalia Vita Member of the executive committee of the Groupe de la Caisse des Dépôts Member of the Supervisory Board of the Compagnie Internationale André Trigano Permanent representative of CNP Assurances on the Board of Directors of CNP Caution Representative of CNP Assurances, CNP Immobilier, Compagnie immobilière de la CNP-CIMO, 83 avenue Bosquet, Ilôt A5B, Issy Desmoulins, Le Sextant, Rueil Newton, Société Civile du 136 rue de Rennes, Société Civile Immobilière de la CNP, Société Foncière de la CNP, Société Immobilière de Construction et d'Acquisition de la CNP, SPIFIC and Vendôme Europe **Mandates or positions expired over the past five years :** Chairman of the Board of Directors of CNP Assurances Member of the Supervisory Board of CDC IXIS and CNCE Member of the executive committee of the Groupe Caisse des Dépôts Permanent representative of CNP Assurances on the Supervisory Board of Gimar Finance

Name	Title	Age	Other mandates or positions over the past five years
Harold Boël[5]	Director	43	**Current mandates or positions :** Director of the Union Financière Boël, Finasucre, SODAVI, Domanoy, United World Colleges and BMF Participation Delegate director of Sofina and Henex **Mandates or positions expired over the past five years :** None
Nicolas Bazire[6]	Director	49	**Current mandates or positions :** Chief Executive Officer of Groupe Arnault SAS Member of the Supervisory Board of Rothschild and Cie Banque SCS, Carrefour, Montaigne Finance and Semyrhamis Director of Agache Développement, DI Group, Europatweb, Financière Agache Private Equity, IPSOS, Les Echos, Fondation d'Entreprise, LVMH Fashion Group, LVMH Moët Hennessy-Louis Vuitton, Tajan Permanent representative of Groupe Arnault SAS on the Board of Directors of Financière Agache **Mandates or positions expired over the past five years :** Chairman of Invry, of La Tour du Pin and Société Financière Saint Nivard Chairman of the Supervisory Board of LVMH Fashion Group Deputy Chief Executive and Director of Montaigne Participations et Gestion Director of Louis Vuitton for the Création, Amec and Marignan Investissements
Lorenz d'Este[6]	Director	52	**Current mandates or positions :** Director of the Union Chimique Belge (UCB), and SUEZ Environnement Managing partner of E. Gutzwiller & Cie **Mandates or positions expired over the past five years :** Director of SITA SA
Guillaume Pepy[6]	Director	50	**Current mandates or positions :** Chairman and Chief Executive Officer of the SNCF Chairman of Eurostar Director of the SNCF, of the Keolis Group, the Eurostar Group Ltd, Eurostar UK Ltd and ICRRL Ltd **Mandates or positions expired over the past five years :** Director of Voyages-sncf.com, Wanadoo and Financière Keos
Ezra Suleiman[6]	Director	65	**Current mandates or positions :** Director of AXA Financial, Inc. (USA), AXA Equitable Life Insurance Company of America (USA), Mony Life Insurance Company of America (USA) and AXA Group **Mandates or positions expired over the past five years :** Associate professor at the Institut d'Études Politiques (Paris)

[1] Director appointed by GDF SUEZ

[2] Director appointed by Groupe Bruxelles Lambert

[3] Director appointed by Areva

[4] Director appointed by CNP Assurances

[5] Director appointed by Sofina

[6] Independent Director

Gérard Mestrallet, born April 1, 1949, a French citizen, graduate of the *Ecole Polytechnique* and the *Ecole Nationale d'Administration*. Gérard Mestrallet joined Compagnie de SUEZ in 1984 as a project manager. In 1986, he was appointed *délégué général adjoint* for industrial affairs. In February 1991, he was appointed Deputy Director and Chairman of the Management Committee of Société Générale de Belgique. In 1995, he became Chairman and Chief Executive Officer of Compagnie de SUEZ then, in June 1997, Chairman of the Management Board of SUEZ

Lyonnaise des Eaux. On May 4, 2001, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of SUEZ. He is also Chairman of the Paris EUROPLACE Association.

Jean-Louis Chaussade, born December 2, 1951, a French citizen, is an E.S.T.P. Engineer (1976) and holds a Master's degree in Economics (Sorbonne, 1976). He is also a graduate of the *Institut d'Etudes Politiques de Paris* (1980) and of the AMP of the Harvard Business School (1988). He first joined Degrémont in 1978 and was then appointed Chief Operating Officer of Degrémont Spain in Bilbao in 1989. During this period, he was appointed director of Aguas de Barcelona. Jean-Louis Chaussade also became Chief Executive Officer of Dumez Copisa Spain in 1992. In 1997, he was appointed Chief Operating Officer of Lyonnaise des Eaux in South America, and Deputy Executive Officer of SUEZ for South America. He became Chairman and Chief Executive Officer of Degrémont in 2000 and, since 2004, Executive Vice-President *(Directeur Général Adjoint)* of SUEZ and Chief Executive Officer of SUEZ Environnement. Jean-Louis Chaussade is also a director of Aguas de Barcelona (Spain), United Water (United States), Lyonnaise des Eaux (France), Degrémont, Terralys (France), Société des Eaux de Marseille (France) and SITA France.

Jean-François Cirelli, born July 9, 1958, a French citizen and a graduate of *Institut d'Etudes Politiques of Paris* and of the *Ecole Nationale d'Administration*; he also holds a law degree. From 1985 to 1995, Jean-François Cirelli held management positions at the Treasury Department of the French Ministry of Economy and Finance, before becoming technical advisor to the President of the French Republic from 1995 to 1997, and economic advisor from 1997 to 2002. In 2002, he was appointed Assistant Director of the office of the French Prime Minister, Jean-Pierre Raffarin, in charge of economic, industrial, and social affairs. He is Chairman and Chief Executive Officer of Gaz de France since September 2004 and of the Gaz de France Foundation. Jean-François Cirelli is also Director of Neuf Cegetel.

Gérard Lamarche, born July 15, 1961, a Belgian citizen, is a graduate in Economics from the Université de Louvain-la-Neuve, INSEAD and Wharton International. He started his career in 1983 at Deloitte Haskins & Sells, as a consultant, and joined the Société Générale de Belgique as an asset manager in 1988, where he was later appointed controller and then consultant for Strategic Operations from 1992 to 1995. In 1995, he joined the Compagnie Financière de SUEZ, as a Project Manager for the Chairman and Secretary of the Management Committee, before taking over the function of *directeur délégué* in charge of Planning, Control and Accounting. He then served as Secretary of the Investments Committee and director in charge of finance of Nalco. In February 2003, he was appointed Deputy Chief Executive Officer in charge of Finance of the Group SUEZ, responsible for financial operations, the treasury, fiscal affairs, planning, accounting, and controls. Since March 2004, he is Executive Vice-President, Finance (Chief Financial Officer) of the Group SUEZ.

Alain Chaigneau, born September 8, 1951, a French citizen, holds a Master's degree in Economics and is a graduate of the IAE of Paris. After having started his career with the Banque de France and then the Office of the Treasury *(Direction du Trésor)*, he joined Compagnie de SUEZ in 1984 as a Deputy Officer. In 1989, he was appointed Managing Officer of Planning and Strategy. From 1991 to 1995, he served as Director of Société Générale de Belgique where he became Chief Financial Officer and a Member of the Management Committee in 1995. From 1999 to 2003, he served as Deputy Chief Executive Officer *(directeur général adjoint)* in charge of Finance and Administration of Ondeo Services. In 2003, he held the position of Deputy Chief Executive Officer *(directeur général délégué)* in charge of Finance and Administration of Suez Environnement; in 2005, he was appointed Deputy Chief Executive Officer *(directeur général délégué)* in charge of the Americas. Since January 2007, he is Executive Vice-President in charge of Strategy and a member of the Executive Committee of SUEZ.

Dirk Beeuwsaert, born January 14, 1948, a Belgian citizen, obtained an Engineering diploma in Electromechanical Engineering at the University of Gand in 1971. In 1987, he studied in the general management program (CEDEP) at INSEAD in Fontainebleau. Dirk Beeuwsaert started his career in 1971 at Intercom where he held various supervisory and managerial positions in electrical power plants. Following the creation of Electrabel in 1990, he became Executive Officer of conventional generation. In 1994, he was named Executive Officer of the entire production department. He was also appointed to the Management Board of Electrabel and appointed Chairman of the Board of Directors of Laborelec and Recybel. He became CEO of Tractebel EGI (today SUEZ Energy International) and a member of the General Management Board of Tractebel in 2000. He was appointed Executive Vice-President in charge of SUEZ Energy International in 2003 and is a member of the Executive Board of SUEZ.

Valérie Bernis, born December 9, 1958, a French citizen, is a graduate in Economics from the University of Economics of Limoges. From 1986 to 1995, Valérie Bernis was press officer at the office of Edouard Balladur, Minister of the Economy and Privatization, then communication director of Cerus, then communication officer of Edouard Balladur, *Député de Paris*, and press officer for the Office of Prime Minister Edouard Balladur. In 1995, she joined SUEZ as Head of Communication and then as *directeur de Cabinet* and Deputy Officer of Financial and Corporate Relations for the Chairman of the Management Board of SUEZ Lyonnaise des Eaux from 1997 to 2001.

Since 2001, Valérie Bernis is Executive Vice-President of the group SUEZ, in charge of Communications and Sustainable Development and is a member of the Executive Board of SUEZ.

Jérôme Tolot, born January 4, 1952, a French citizen, is a graduate of INSEAD, of Institut d'Etudes Politiques de Paris and holds a DESS in Economics. Jérôme Tolot joined Lyonnaise des Eaux in 1982 as financial controller, after having started his career at McKinsey and INDOSUEZ bank. First serving as Deputy Chief Executive Officer in charge of Finance and Development at Degrémont, he then served as Chief Executive Officer and Director of GTM and Vinci groups, Chairman and Chief Executive Officer of SITA, he has served, since 2002, as Executive Vice-President of SUEZ and Director-Chief Executive Officer of SUEZ Energy Services since 2005 and a member of the Executive Committee of SUEZ.

Angel Simón Grimaldos, born November 9, 1957, a Spanish citizen, holds an Engineering degree from Ponts et Chaussées and of Université Polytechnique of Barcelona. Angel Simón Grimaldos joined the group Agbar in 1995 as a delegate to Portugal. In 1998, he was appointed International Director of the Water and Wastewater sectors. In 1999, he was Chief Executive Officer of Aguas Andinas. In 2004, he became Chief Executive Officer of the Group Agbar, and then in February 2008, Director-Chief Executive Officer of the Group Agbar.

Amaury de Sèze, born May 7, 1946, a French citizen, started his career in 1968 with Bull General Electric. In 1978, he joined Volvo where he held successively the positions of General Manager, Chairman and Chief Executive Officer of Volvo France, Chairman of Volvo Corporate Europe and member of the Executive Committee of Volvo Group, and member of the Strategic Committee of Renault Volvo. He joined the Paribas Group in 1993 as a member of the Management Board of the Compagnie Financière de Paribas and the Banque Paribas, in charge of equity holdings and industrial affairs, and then as Manager of the Equity Holdings Division of BNP Paribas. Amaury de Sèze is also Chairman of the Supervisory Board of Carrefour and Deputy Chairman of Power Corporation.

Olivier Pirotte, born September 18, 1966, a Belgian citizen, holds an Engineering Diploma from the Solvay Business School and the University Libre of Brussels. He began his career in 1989 at Arthur Andersen where he held management responsibilities in both the Business Consulting and Audit divisions. He joined the Group Bruxelles Lambert in 1995 where he has served, since 2000, in the position of Director of Holdings and Investments.

Gérald Arbola, born May 29, 1948, a French citizen, is a graduate of the *Institut d'Etudes Politiques de Paris* with an advanced degree in Economics. Gérald Arbola held several positions in the Cogema Group (now Areva NC) before joining Areva. He joined the Cogema group in 1982 as Director of Plan and Strategic Analysis of SGN, from 1985 to 1989 Chief Financial Officer, in 1988 Deputy Chief Executive Officer of SGN, in 1992 Chief Financial Officer of Cogema, and a Member of the Executive Committee in 1999, while at the same time serving as the Chairman of SGN in 1997 and 1998. Member of the Management Board of Areva since 2001, Gérald Arbola has served as Deputy Executive Officer (*directeur général délégué*) of Areva since 2006.

Gilles Benoist, born December 12, 1946, a French citizen, holds a law degree and is a graduate of the Institut d'Etudes Politiques of Paris and the *Ecole Nationale d'Administration*. In 1981, he became *directeur de Cabinet* of the French Ministry of Economy and Finance. In 1983, he became public auditor at the *Cour des Comptes*. Between 1987 and 1991, he was General Secretary of Credit Local of France, a member of the Management Board, and Advisor to the Deputy Chief Executive of the Caisse des Dépôts before becoming Head of Central Services of the latter in 1991. From 1993 to July 1998, he is General Secretary, a member of the Executive Committee and Head of Human Resources in the group Caisse des Dépôts. Chairman of the Management Board of CNP Assurances since 1998, he was appointed Chief Executive Officer and Director in 2007.

Harold Boël, born August 27, 1964, a Belgian citizen, holds an Engineering Diploma in Natural Sciences from the Ecole Polytechnique Fédérale of Lausanne. He has held management positions in the iron and steel industry at Usines Gustave Boël, Corus MultiSteel and Laura Metaal Holding. Harold Boël is currently Deputy Director of Sofina SA and one of its parent companies, Henex SA.

Nicolas Bazire, born July 13, 1957, a French citizen, is a graduate of the *École Navale*, the *Institut d'études Politiques de Paris* and a former student of the *Ecole Nationale d'Administration*. Nicolas Bazire was an auditor and then a *conseiller référendaire* at the *Cour des Comptes*. In 1993, he became head of the office, *directeur de Cabinet* of the French Prime Minister Edouard Balladur. Managing Partner of Rothschild & Cie Bank between 1995 and 1999, he was appointed Chairman of the Board of Partners at that time. He has served as Chief Executive Officer of Groupe Arnault SAS since 1999.

Lorenz d'Este, born December 16, 1955, a Belgian citizen, after completing studies at the University of Saint-Gall, he obtained a Master in economics and political science from the University of Innsbruk, specializing in the budget and financing of the European Union. Lorenz d'Este joined the Swiss bank E. Gutzwiller & Cie in 1983. First banking executive then senior manager, he has been partner of E. Gutzwiller & Cie since 1990. He is also advisor to the executive management of BNP Paribas since 1999, director of SUEZ Environnement since 1998 and director of the Union Chimique Belge (UCB) since 2001. He was also a director of SITA SA.

Guillaume Pepy, born May 26, 1958, a French citizen, is a former student of the *Ecole Nationale d'Administration* and *Maître des requêtes* for the *Conseil d'Etat*. Guillaume Pepy has held various positions, within SNCF (Director of Major Lines, Director of Investments, Economy and Strategy, and since 2003, Chief Executive Officer) and in several French *Cabinets Ministériels* (Technical Advisor to the office of Michel Charasse, then head of the office of Michel Durafour, then head of the office of Martine Aubry). Since February 26, 2008, Guillaume Pepy is Chairman-Chief Executive Officer of SNCF.

Ezra Suleiman, born November 20, 1941, an American citizen, is a graduate of Harvard and Columbia University. In 1973, he began his career as a Professor at the University of California in Los Angeles. Ezra Suleiman is a Professor of Political Sciences at Princeton University (IBM Chair). He is a member of the Audit Committee of AXA Financial, Inc, as well as a member of the Audit Committee of AXA Group and a member of the Hiring, Ethics, Governance, and Human Resources Committees of AXA Group.

14.1.2 Chief Executive Officer

Pursuant to Article 17 of the bylaws, the board of directors, during its meeting dated December 5, 2007, appointed Jean-Louis Chaussade as Chief Executive Officer of the Company (for more details on his other mandates for the past five years see Section 16.1.1). It will be submitted to the first board of directors meeting following the July 15, 2008 shareholders' general meeting to confirm Mr. Jean-Louis Chaussade as Chief Executive Officer.

14.1.3 Executive bodies

Mr. Jean-Louis Chaussade, in the conduct of the management of the Company, is assisted by Mr. Christophe Cros, Senior Executive Vice-President of Waste Europe activities, and Mr. Bernard Guirkinger, Senior Executive Vice-President of Water Europe activities.

Christophe Cros, born August 3, 1959, is Senior Executive Vice-President of SUEZ Environnement, in charge of the waste activities and chairman and chief executive officer of SITA France. He joined the SUEZ group in 1991 and became treasury manager of this entity in 1993. He was deputy chief executive, then chairman and chief executive officer of Crédisuez from 1995 to 1998, the department covering all real estate activities of the group. He was appointed deputy chief executive of SITA in 1999 and became manager in charge of all European activities in 2002. In addition, since 2002, Christophe Cros is member of the Executive Committee of SUEZ Environnement. Before joining SUEZ, he was judge of the *Cour des comptes* (1985-1989), then finance manager of the financial structure of the *Centre national des caisses d'épargne*. He is also a graduate of the *Ecole nationale d'administration, Institut d'Etude Politique*, and master in economy of the Université de Paris I.

Bernard Guirkinger, born April 21, 1952, is an engineer graduate of the *Ecole centrale de Paris*. He spent most of his career in the water business, of which he has a high standard knowledge. Following a number of operational functions in operating entities of Lyonnaise des Eaux in France, he was appointed Manager of the operating center for the south of Paris early 1990's. In 1995, he became the head of operational subsidiaries, in Germany, Central Europe, and North Europe. Having this international experience, he was appointed Deputy Chief Executive Officer of Lyonnaise des Eaux in 1996, then Chief Executive Officer in 2002. Since 2002, Bernard Guirkinger is also a member of SUEZ Environnement Executive Committee. He is in charge of Water Europe activities (France, Italy, Spain, Germany, etc.) and of monitoring Research and Development activities. He is also coordinator of water activities at SUEZ Environnement. In addition, he is Chairman of FP2E (*Fédération Professionnelle des Entreprises de l'Eau*, professional association of companies operating in water activities).

14.1.4 Relations within the administrative bodies

As of the date of this prospectus, there does not exist, to the knowledge of the Company, any family connections between the members of the Board of Directors whose nomination will proposed at the Shareholder's Meeting of the Company of July 15, 2008 and the Chief Executive Officer.

Further, to the Company's knowledge, during the last five years : (i) no conviction for fraud has been made against any of aforementioned persons (ii) none of the aforementioned persons has been implicated in any bankruptcy, put under sequestration or liquidation, (iii) no criminal proceedings and/or official public sanction has been made against of any of the aforementioned persons by any judicial or administrative body (including professional organizations *désignés*) and (iv) none of the aforementioned persons have been forbidden by a court to act as a member of the administrative body, management body or supervisory body of the issuer nor to intervene in the management or supervision of affairs of the issuer.

14.2 Conflicts of interest within administrative bodies and general management

Board of Directors

The composition of the Board of Directors of the Company on the listing date of the shares on the Euronext Paris exchange, which was proposed at the Shareholder's Meeting of the Company of July 15, 2008, results from the creation of stipulations in the shareholder's agreement signed June 5, 2008 and described in section 18.3.1 of this prospectus.

To the knowledge of the Company, there does not exist, at the date of the present prospectus, any potential conflicts of interest between the members of the Board of Directors before being nominated by the Shareholder's Meeting of the Company of July 15, 2008 between their duties with regard to the Company and their private interests.

Executive Management

To the knowledge of the Company, there does not exist, at the date of this prospectus, any potential conflicts of interest for the Executive Officer between its duties with regard to the Company and their private interests.

15. Compensation and benefits

15.1 Compensation and benefits in kind

For the 2007 fiscal year, the total remuneration paid by SUEZ, controlling shareholder of the Company, the Company and its subsidiaries, to directors of the Company whose nomination will be proposed at the general meeting of the Company of July 15, 2008, amounted to 11,183,359 euros (including variable compensation and benefits). For the 2006 fiscal year, this amount was 9,715,961 euros. These amounts cover, among others, whole compensation granted pursuant to executives functions conducted in SUEZ and the Group.

It will be proposed at the Shareholder's Meeting to set the yearly global amount of director's attendance fees to 400,000 euros.

Except for Mr. Jean-Louis Chaussade, whose compensation is paid by SUEZ and is billed back to SUEZ Environnement, the representatives of SUEZ of French nationality which will have a seat at SUEZ Environnement Company's board of directors do not receive any compensation from the Group other than directors' fees relating to their board membership in companies of the Group.

The table below sets forth the compensation and benefits of any nature paid to Mr. Jean-Louis Chaussade during the 2007 and 2006 fiscal years by the Group. With respect to the base compensation and the variable compensation, the corresponding sums have been paid pursuant to the employment contract of Mr. Jean-Louis Chaussade with SUEZ, and have been billed back to SUEZ Environnement.

Fiscal year 2007	
Base compensation	903,386 euros(1)
Variable compensation	506,112 euros
Directors' fees	201,266 euros
Fiscal year 2006	
Base compensation	463,163 euros(2)
Variable compensation	425,326 euros
Directors' fees	218,826 euros

(1) Includes an exceptional premium of 420,000 euros and benefits accounted for as base salary for an amount of 3,249 euros.

(2) Includes benefits accounted for as base salary for an amount of 3,026 euros.

15.2 Sums provisioned by the company and its subsidiaries for pensions, retirement plans, or other benefits of officers

The total amount of sums provisioned by the Company or its subsidiaries for the remuneration of pensions, retirement, or other advantages for the benefit of officers amounts to 2,386,441 euros as of December 31, 2007. No corporate officers benefit from a specific retirement plan.

16. Functioning of administrative and management bodies

16.1 Terms of office of members of the administrative and management bodies

The following table shows the initial appointment and termination dates of mandates of the company officers:

Name and title	Date of initial appointment	Start date of current mandate	Termination date of the Mandate Shareholders' Meeting
Gérard Mestrallet, chairman of the board of directors	December 5, 2007	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Jean-Louis Chaussade, chief executive officer	December 5, 2007	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Jean-François Cirelli, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Gérard Lamarche, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Alain Chaigneau, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Dirk Beeuwsaert, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Valérie Bernis, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Jérôme Tolot, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Angel Simón Grimaldos, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Amaury de Sèze, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Olivier Pirotte, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Gérald Arbola, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Gilles Benoist, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Harold Boël, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Nicolas Bazire, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Lorenz d'Este, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Guillaume Pepy, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements
Ezra Suleiman, director	July 22, 2008(1)	July 22, 2008(1)	Annual general meeting on December 31, 2011 financial statements

(1) Appointment subject to the condition that the Company's shares are listed on Euronext Paris stock exchange on July 22, 2008.

16.2 Information on service contracts between members of the company's administrative and management bodies and the company or any of its subsidiaries

To the knowledge of the Company, there does not exist, as of the date of this prospectus, service contracts between members of the Board of Directors, whose appointment is proposed at the Shareholder's Meeting of the Company of July 15, 2008, as well as the Chief Executive Officer, and the Company or whichever of its subsidiaries foresees the granting of benefits.

16.3 Committees of the board of directors

In accordance with Article 15 of the Company bylaws, the board of directors may decide to set up committees in order to study issues that it or its chairman put to them for investigation.

Pursuant to this, it will be submitted to the first meeting of the board of directors following the Company's initial public offer to decide to set-up 4 committees: a strategy committee, an audit and financial statements committee, an ethics, and sustainable development committee, and a nomination and compensation committee. Composition of these committees will be decided during the same meeting, according to the terms below.

16.3.1 The strategy committee

The strategy committee is composed of seven members, two of which are appointed by the board of directors among the independent directors, three among the directors representing GDF SUEZ, and two among the directors representing certain other shareholders who have entered into the shareholders' agreement described in section 18.3 of this prospectus.

The strategy committee gives its opinion and submits recommendations to the board of directors concerning:

— the strategic goals planned by the board of directors or proposed by the general manager; and

— any project for internal and external growth, divestment, strategic agreements, alliances, or partnerships submitted to the board of directors.

Upon presentation of a report by the chief executive officer, it carries out, once a year, a strategy review that it submits, when needed, to the board of directors. The strategy committee has the ability to hear anybody it wishes in carrying out its assignment. The committee may, if it deems it necessary for the carrying out of its mission, ask the board of directors for external assistance.

16.3.2 The audit and financial statements committee

The committee is composed of five members, three of which are appointed by the board of directors among the independent directors, one among the directors representing GDF SUEZ, and one among the directors representing certain other shareholders who have entered into the shareholders' agreement described in section 18.3 of this prospectus.

The audit and financial statements committee assists the board of directors in ensuring the accuracy and sincerity of the SUEZ Environnement Company corporate and consolidated financial statements and the quality of the internal control and information provided to shareholders and to the stock exchanges. The committee formulates opinions and recommendations to the board of directors in the fields described below. The board of directors entrusts the committee mainly with the following missions:

As regards the financial statements, the committee:

— undertakes prior examination and gives its opinion on the draft annual, half-yearly, and, where applicable, quarterly financial statements before these are transmitted to the board of directors;

— assess the relevance and permanence of the accounting rules and principles used in drawing up the corporate and consolidated financial statements and prevents any breach to those rules;

— requests details of any alteration in the scope of consolidation and obtains, where necessary, all necessary explanations;

— whenever it deems necessary, meets with the statutory auditors, senior executives, finance management, internal auditors, and any other member of management; these hearings may take place, where necessary, without the presence of members of senior executives;

— examines, before publication, the draft annual or intermediary financial statements, the activity and profit report, and any financial statements (even provisionals) drawn up for specific major transactions, and important financial press releases before their issuance;

— monitors the quality of procedures ensuring compliance with stock exchange regulations; and

— is informed annually on financial strategy and on the terms and conditions of the Group's main financial transactions.

As regards external auditing of the Company, the committee:

— examines questions relating to the appointment, renewal, or dismissal of the Company statutory auditors and the fees amount to be set for carrying out their legally prescribed audit function;

— supervises the rules for referring to the statutory auditors for work other than financial statement auditing and, more generally, monitors compliance with the principles that guarantee the independence of the statutory auditors;

— grants prior approval for any assignment entrusted to the statutory auditors beyond their audit;

— examines each year with the statutory auditors the fee amounts paid by the Company and the Group to network entities to which the statutory auditors belong, their audit schedule, the conclusions they reached, their recommendations, and the consequences of these; and

— as arbitrates, where necessary, issues that may arise in the course of their work between the statutory auditors and senior executives.

As regards internal auditing of the Company, the committee:

— evaluates the efficiency and quality of the Group's internal audit systems and procedures;

— examines, with those responsible for internal audit, the audit schedules and action plans in the field of internal audit, the conclusions and recommendations reached and their consequences, all this, where necessary, without the presence of the senior executives;

— is informed by senior executives, or by any other means, of any Complaints from third parties or any internal information revealing criticism of the company's accounting documents or internal control procedures, as well as the corrective procedures set up to this extent and cures to these claims or criticisms; and

— entrusts internal audit with any assignment it deems necessary.

As regards risks, the committee:

— obtains a regular update on the Group's financial, cash flow position and main commitments and risks; and

— examines the procedures in place for assessing and managing risk.

16.3.3 The ethics and sustainable development committee

The ethics and sustainable development committee consists of three members, two of which are appointed by the board of directors among the independent directors and one among the directors representing certain other shareholders who have entered into the shareholders' agreement described in section 18.3 of this prospectus.

The ethics and sustainable development committee ensures compliance with the individual and collective values on which the Group bases its action and the rules of conduct that all staff members must apply.

These values include the Group's special responsibility for safeguarding and improving the environment and sustainable development. The Group ensures that the necessary procedures are in place to:

— update the charters in force in the Group and ensure their circulation and application;

— ensure that foreign subsidiaries implement their own code adapted to the domestic legal and regulatory framework where they carry out their business;

— carry out training that accompanies the circulation of the Group's charters; and

— obtain from the various Group companies information on the solutions they have adopted to issues that have been presented to their own committee.

16.3.4 The nomination and compensation committee

The nomination and compensation committee consists of three members, two of which are appointed by the board of directors among the independent directors and one among the directors representing certain other shareholders who have entered into the shareholders' agreement described in section 18.3 of this prospectus.

The Chief Executive Officer attends meetings of the committee when his/her succession is an issue or compensation or certain other benefits that are reserved for an executive vice-president.

The nomination and compensation committee is entrusted with the following tasks by the board of directors:

— regularly review the principles and independence criteria;

— examine all applications for appointment to a seat on the board of directors or board observer, where applicable and to formulate an opinion and/or recommendation to the board of director on these applications;

— prepare, as and when necessary, recommendations for the successor to the Chief Executive Officer and, where necessary, the chairman of the board of directors;

— to fix each year the Chief Executive Officer's targets, which will subsequently serve as a reference in appraising his/her performance and in determining that part of his/her compensation based on performance.

The committee is consulted in certain defined instances on the appointment of the candidates concerned.

The appointments and remuneration committee also has the responsibility of:

— making recommendations to the board of directors on compensation, pension and employee benefit arrangements, benefits in kind, and other pecuniary rights, including from time to time the allotment of subscription or purchase options to shares in the Company including the allotment of bonus shares in favor of the chairman, the Chief Executive Officer, the executive vice-presidents and to any members of the board of directors which are also employees; and

— making recommendations to the board of directors on the compensation of members of the board of directors and any board observers.

The committee is kept informed in certain clearly defined instances of the compensation arrangements for the persons concerned.

16.4 Statement on corporate governance

The Company consciously follows particularly the recommendations on corporate governance of the AFEP (*Association Française des Entreprises Privées*) and the MEDEF (*Mouvement des Entreprises de France*) dated October 20, 2003, and entitled "Principles of corporate governance deriving from the joint AFEP and MEDEF reports of 1995, 1999, and 2002", insofar as these principles are compatible with the organization, size, resources and shareholder structure of the Company as well as with the shareholders' agreement entered into by SUEZ Environnement Company, GDF SUEZ, Groupe Bruxelles Lambert, Sofina, the Caisse des Dépôts et Consignations, Areva, and CNP ASSURANCES, which the main provisions are described in section 18.3 of this prospectus.

16.5 Internal control procedures

16.5.1 Terms and conditions governing the preparation and organization of the Board of Directors

16.5.1.1 Board of directors

Composition and functioning of the Board of Directors are described respectively in sections 14 and 16 of the prospectus.

It will be proposed to the first Board of Directors following the initial public offering to take an Internal Regulation and to decide to set four committees (strategy committee, audit and financial statements committee, ethics and sustainable development committee, and nomination and compensation committee).

Powers and functioning modalities of these committees are described in Section 16.3.

A Director's Charter which defines rights and duties of the Directors will be submitted to the vote of the Board of Directors.

16.5.1.2 Executive Management

The Internal Regulation which defines the powers of the Chief Executive Officer will be submitted to the vote of the Board of Directors:

- the following decisions of the Chief Executive Officer shall first be submitted to the Board of Directors for approval:
  - — significant decisions to set up foreign operations by creating an establishment, a direct or indirect subsidiary, by acquiring a stake, as well as any decision to discontinue such operations;
  - — decisions concerning significant operations likely to affect the strategy of the Group or change its financial structure or scope of activity.
- the Chief Executive Officer shall obtain the prior authorization of the Board of Directors to acquire or sell any companies having a corporate value superior to 350 million euros; to acquire or sell any interests in companies already in existence or to be created; to participate in the creation of any companies, joint ventures, groups and organizations, to subscribe to any issue of shares, share equivalents or bonds subject to the condition that these transactions exceed 350 million euros.

- the Chief Executive Officer shall obtain the prior authorization of the Board of Directors to carry out the following transactions involving an amount in excess of 1 billion euros:

  a) to approve all transactions involving a contribution, an exchange of goods, shares or securities, with or without a balancing cash payment;

  b) to acquire or dispose of any real estates, business commercial establishment, financial titles;

  c) in the event of litigation, to enter into any agreements and settlements, or accept any compromise;

  d) to grant or contract any loan, borrowing, credit and advance;

  e) to grant guarantees over corporate property;

  f) to acquire or dispose of any receivables in any manner whatsoever; and

- the Board of Directors shall be consulted in a timely manner by the Chairman prior to any appointments to Group executive management or proposed nomination of a Chairman of a company responsible for one of the Group's divisions. The Board may delegate this duty to the Nomination and Compensation Committee, which must then issue a report.

16.5.2 Internal control procedures implemented by the Company

16.5.2.1 Group objectives and standards in the field of internal control

(a) Objectives

Since end 2004, SUEZ Environnement has taken part in the CODIS program on internal control, developed by SUEZ and to provide a reasonable guarantee as regards the following objectives:

— compliance with applicable laws and regulations;

— reliability of accounting and financial information; and

— effectiveness and efficiency of operations.

The implementation of the internal control system is based on a preliminary assessment of the risk identified throughout the Group's businesses and on a system managing those risks centrally monitored by the Chief Risk Officer. Like any internal control system, it can only provide a reasonable guarantee that risks of errors or frauds are totally monitored or eliminated.

(b) Standards

CODIS internal control program is based on the "COSO" model and is compliant with principles described in the reference framework, supplemented by the application guide published by the French market authority "*Autorité des marchés financiers*" ("AMF").

16.5.2.2 Monitoring of internal control

The Group structure for the internal control monitoring is based on the following principles:

- the implementation of internal control is under the responsibility of the executive management of SUEZ Environment and is spread by the management of the main Group's subsidiaries;

- the operational and functional departments define their own internal control procedures which implementation is conducted by all employees of the Group;

- the Internal Control Department which monitors the CODIS program is in charge of, with cooperation of operational and functional departments of the Group, assessing and improving the internal control system. Its mission is supported by a network of internal control correspondents and process managers designated within group subsidiaries and trained to the internal control principles;

- the Internal Audit Department is in charge of assessing the effectiveness of internal control: it performs audit engagements aiming at assessing the accurate conception and the good functioning of internal control procedures within the Group, issues recommendations and oversees their implementation. As an independent function, the Internal Audit serves the executive management and regularly reports to it.

The CODIS methodology of the monitoring of internal control is based on dedicated communication and training tools, among which an intranet system which ensures diffusion, description, updates and self assessment of the internal control system within the Group.

16.5.2.3 Implementation of internal control objectives

(a) Assessment and risk management

The coordination of the assessment and the evaluation of risks to which the Group is exposed is under the responsibility of the Chief Risk Officer, as described in Section 4.2.1 (General framework of the Group's risk management and control).

Subsidiaries keep the responsibility of implementing a risk management policy adapted to the specificities of their activities. However, certain transversal risks are directly managed by the relevant functional department:

- the Corporate Legal Department analyzes, oversees and manages the Group legal risks through a periodical legal reporting from the subsidiaries and SUEZ Environnement;
- the Finance Department analyzes together with the subsidiaries, the main financial risks of the Group (interest rates, main foreign currencies and bank counterparties), and defines the risks coverage policy;
- the Operations, Research and Environment Department studies environmental risks and coordinates the actions required to enhance monitoring of such risks and ensures compliance with environmental directives;
- the Information Systems Department analyzes and manages information system risks to ensure availability, integrity and confidentiality of data;
- the Insurance Department ensures, liaising with the subsidiaries, the monitoring of Group insurance programs in respect of industrial and environmental damages, business interruption and liability;
- the Human Resources Department analyzes the main labor risks, monitors and ensures the prevention of work related illness and accidents connected to Group's businesses; and
- the Communication Department analyzes and manages image and reputational risks.

(b) Internal control objectives assessment

(i) Self assessment

Within the framework of the CODIS program, applicable internal control procedures are subject to a yearly self assessment by each manager of the main processes designated within the main subsidiaries of the Group, notably: general control environment, corporate governance, compliance with laws and regulations, setting of objectives and their monitoring, management of commitments, evaluation and management of risks, preparation of accounting and financial information, financial management, external communication, operational processes management.

The self assessment of internal control procedures is based on control objectives determined following a risk approach and considered as necessary to keep an accurate internal control system.

(ii) Internal audit

Yearly assessment of the internal control system performed by the Internal Audit Department ensures an accurate adaptation to the Group's structure and activities evolution.

(iii) External audit

Assessment and analysis of the internal control within the Group are performed with a close dialog with the statutory auditors of SUEZ Environnement and its subsidiaries.

SUEZ Environnement compliance with the CODIS program contributed to SUEZ group compliance with American regulations on internal control (chapters 302 and 404 of Sabanes-Oxley) for fiscal year 2006 and to the compliance with French law (French financial safety law ("*Loi de Sécurité Financière*")) for fiscal years 2003 to 2007.

(c) Internal control procedures relating to preparation, treatment and diffusion of accounting and financial information

(i) Accounting standards and procedures

The main procedures applicable when preparing the statutory and consolidated financial statements are based on:

- the manual of accounting policies of SUEZ, which may be consulted on the intranet by all members of finance departments throughout the SUEZ Environnement Group; and
- closing instructions set out prior to each consolidation phase. These instructions cover the closing assumptions (exchange rates, discount rates and tax rates), the scope of consolidation, the timetable for submitting data, the specific closing points, and the main changes in accounting regulations and standards.

(ii) Organization principles

Responsibilities for accounting and financial information preparation are defined at each level of the Group's structure. These include setting up and maintaining an effective internal control system.

The Accounting Department coordinates the production of the Group financial statements with the input of planning, control and accounting departments of the subsidiaries. Each of these players carries out controls in its own sphere of competence to ensure that accounting standards and Group accounting policies have been circulated, understood and correctly applied.

SUEZ Environnement Company benefits from the support of a number of centers of expertise of SUEZ, such as the Accounting Standards Center of Expertise, thus ensuring that analyses performed and the resulting positions adopted are homogenous and of a consistently high standard.

(iii) Information system management

The Group and its subsidiaries use a unique and standardized consolidation information system allowing to secure and homogenize the process of management forecast and financial statements preparation.

(iv) Preparation of accounting and financial information

At each reporting level of the structure, are performed operations leading to the preparation of the accounting and financial information, in compliance with the CODIS internal control method. This process involves inter alia:

- the Finance Department of each subsidiary which formally validates financial and accounting reporting, prepared in accordance with applicable procedures within the Group;
- the Group Accounting Department in charge of financial reporting production, the production and control of the statutory and consolidated SUEZ Environment Company financial statements; and
- the Planning and Control Department which is in charge of financial reporting analysis and Group management reporting production, the management reporting of the subsidiaries being their responsibility to take into account their specificities.

(v) Setting objectives and monitoring

The executive management updates and circulates the SUEZ Environnement Company overall objectives and allocates resources to Business Units. The Planning and Control Department, within the Financial Department, prepares written instructions to be sent out to each Business Units, setting out the macro-economic assumptions to be taken into account, the financial and non financial indicators to be measured in the following fiscal year and the timetable.

Business Units objectives and budgets are approved during a Business Review gathering executive management, and some functional departments of the Group, as well as the Business Unit executive management. The Group consolidated budget is presented to the Board of Directors, the executive management then sends a summary memorandum setting out its quantitative and qualitative objectives to each Business Unit.

The Planning and Control Department provides a monthly management reporting based on the Group consolidated financial statements, including for each Business Unit an analysis of the business and of main financial and operational topics.

During the Business Reviews, regularly organized during the year, Business Units performances are compared to the budget and any adjustments to annual forecasts are validated by the Group's executive management.

16.5.2.4 2008 objectives

Implementation of the CODIS internal control program within SUEZ Environnement is carried over for 2008 and will be maintained within SUEZ Environnement Company to comply with the French Financial Safety Law ("*Loi de Sécurité Financière*").

In addition, following the initial public offering of SUEZ Environnement Company, internal control will be ensured, notably, through the supervision of SUEZ Environnement Company board of directors and of its audit and financial statements committee. Internal control assessment will include new processes implemented within the framework of the initial public offering, such as those relating to accounting information circulation, and communication with shareholders and analysts.

17. Employees

17.1 Employment information[29]

17.1.1 Breakdown of the employees

As of December 31, 2007, the Group had 61,915 employees in the companies within the Company's scope of consolidation. Approximately 51% of these were employed in France and 34% in the rest of Europe.

The following table shows changes in the Group's workforce over the past three years by geographic area:

Geographic area	As of December 31		
	2005	2006	2007
European Union	47,261	48,364	52,477
Rest of Europe	79	73	78
North America	3,261	2,553	2,704
South America	15,548	272	231
Africa/Middle East	3,255	3,552	3,646
Asia/Oceania	2,726	2,632	2,779
Total	72,130	57,446	61,915
Scope of coverage	*(100%)*	*(100%)*	(100%)

The Group's workforce decreased of 14.16% between 2005 and 2007; this decrease is related primarily to the change in the Group's scope of consolidation during this same period (particularly in 2006 because of the sale of Teris LLC in the United States (765 people), the termination of the Aguas Argentinas et Aguas Provinciales de Santa Fe contracts and the sale of control of Aguas de Cordobesas in Argentina (4,368 people), the sale of Vega (10,262 people) and Aguas de Manaus (524 people) in Brazil, and the sale of OIS GmbH, Herco, and Falk in Germany (277 people)).

The following table shows changes in the breakdown of the workforce by socio-professional categories (CSP) for the past three years:

Breakdown of workforce by socio-professional category	As of December 31		
	2005	2006	2007
Managers	6,783	7,091	7,766
Senior Technicians and supervisors (T.S.M.)	11,835	10,406	11,365
Workers, employees, technicians (O.E.T.)	53,512	39,949	42,784
Total	72,130	57,446	61,915
Scope of coverage	*(100%)*	*(100%)*	*(100%)*

The Group recorded a gradual increase in the proportion of managers during the 2005-2007 period, despite changes in consolidation scope of the Group; the entities sold generally employed a larger proportion of workers and employees.

The following table shows growth in the percentage of women in the Group over the past three years:

Percentage women in the Group	2005	2006	2007
Proportion of women in the workforce	18.5%	18.0%	18.3%
Scope of coverage	*(99.9%)*	*(99.9%)*	*(100%)*
Proportion of women in management	21.4%	22.7%	23.9%
Scope of coverage	*(99.9%)*	*(99.9%)*	*(100%)*

The proportion of women in the total workforce remained stable, while the proportion of female managers has been increasing regularly.

---

[29] For each table appearing in this section, a scope of coverage is attached that corresponds to the coverage of the indicator in question as a percentage of the Group work force (workforce of the companies fully consolidated in the financial statements of Suez Environnement Company). Indeed, certain companies may not have communicated their data or the information provided may contain certain inconsistencies, thus requiring the Group to exclude the data in question from the scope of coverage.

The following table shows the change in the breakdown of the work force by contract type over the past three years:

Breakdown of the workforce by contracts type	2005	2006	2007
Permanent (C.D.I. contracts)	94.5%	92.9%	92.1%
Other	5.5%	7.1%	7.9%
Scope of coverage	*(99.9%)*	*(99.9%)*	*(100%)*

The portion of permanent contracts is very high within the Group. This demonstrates the Group's willingness to retain employees for the long term. In Europe, several Group subsidiaries hire under fixed-term contracts before confirming most of the new employees under permanent contracts. The Group is also finding that companies active in the Waste Europe segment most often use fixed-term contracts for seasonal activities.

The following table shows changes in the age pyramid over the past three years:

Age pyramid	2005	2006	2007
under 25	5.0%	4.1%	4.0%
25 — 29	10.2%	9.3%	9.6%
30 — 34	14.0%	13.4%	12.5%
35 — 39	16.4%	16.4%	16.1%
40 — 44	16.6%	17.7%	17.5%
45 — 49	14.4%	15.2%	15.7%
50 — 54	11.9%	12.6%	12.9%
55 — 59	8.4%	8.6%	8.7%
60 — 64	2.6%	2.4%	2.7%
65 and +	0.5%	0.4%	0.5%
Scope of coverage	*(99.9%)*	*(99.9%)*	*(100%)*

The Group believes the age pyramid is balanced in all of its activities.

17.1.2 Employment and working conditions

The following table shows changes in employees over the past three years:

Employees	2005	2006	2007
Turnover	10.6%	9.0%	8.7%
Scope of coverage	*(98.3%)*	*(99.9%)*	*(99.7%)*
Voluntary turnover	4.3%	5.3%	5.7%
Scope of coverage	*(98.3%)*	*(99.9%)*	*(99.7%)*
Hiring rate	18.8%	16.6%	19.6%
Scope of coverage	*(98.3%)*	*(99.9%)*	*(99.7%)*
Hiring rate under permanent contracts	67.6%	59.0%	59.7%
Scope of coverage	*(98.3%)*	*(99.9%)*	*(99.7%)*
Percentage of disabled/ average workforce			
Scope of coverage	1.38%	1.92%	1.66%

The Group believes turnover within the Group is low, and the resignation rate is especially low.

The following table shows changes in working conditions over the past three years:

Working conditions	2005	2006	2007
Absenteeism (days absent/ person)	15.3	17.3	15.5
Scope of coverage	*(99.6%)*	*(99.5%)*	*(97.8%)*
Overtime	4.1%	5.1%	4.95%
Scope of coverage	*(98.7%)*	*(97.05%)*	*(99.79%)*

The Group believes that absenteeism is insignificant because it includes absences of all kinds, including illness and unpaid vacation days worldwide. This rate is therefore dependent upon social systems and local situations (especially weather) in the various countries. Several Group subsidiaries in Europe (for example, SITA NL, SITA Belgium, and SITA CZ) have recently implemented action plans aimed at reducing absenteeism.

The following table shows changes in compensation over the past three years:

Compensation	2005	2006	2007
Gross average worker wage / local gross Gross minimum wage	2.3	2.2	2.2
(minimum value)	0.7	0.7	0.7
Scope of coverage	*(91.3%)*	*(31.3%)*	(89.2%)
Gross average wage / gross average wage for the sector			
Managers	1.3	1.2	1.2
Scope of coverage	*(98.3%)*	*(93.7%)*	*(99.7%)*
Senior technicians and supervisors	1.0	1.1	1.1
Scope of coverage	*(97.3%)*	*(92.2%)*	*(99.5%)*
Workers, employees, technicians	1.2	1.2	1.2
Scope of coverage	*(99.1%)*	*(93.5%)*	*(98.6%)*
Gross annual worker wage/ local cost of living	2.1	2.0	2.0
Scope of coverage	*(99.2%)*	*(93.5%)*	*(98.6%)*

The Group believes it offers compensation that is overall higher than average local compensation for all categories of employees.

The following table shows changes in workplace safety over the past three years:

Workplace safety	2005	2006	2007
Number of lethal accidents (employees)	4	4	6
Frequency rate	21.50	21.89	18.47
Rate of seriousness	0.87	0.83	0.74
Scope of coverage[30]	*(95.9%)*	*(98.9)*	*(94.2%)*

In 2007, three of the six lethal accidents were linked to events on which the Group's safety policy has no impact (death following feeling unwell or an air crash). Furthermore, the Group has seen an improvement in the accident frequency and seriousness rates.

17.1.3 Training

The following table shows changes in training over the past three year:

Training	2005	2006	2007
Percentage of workforce trained	59.8	58.6	60.0%
Scope of coverage	*(95.5%)*	*(99.9%)*	*(94.37%)*
Proportion of managers and non-managers in the trained workforce			
Managers	9.8%	13.6%	16.5%
T.S.M.(1) + O.E.T.(2)	90.1%	86.4%	83.5%
Scope of coverage	*(95.5%)*	*(99.9%)*	*(94.37%)*
Training expenses per person (€/person)	519.8	703.8	889.9
Scope of coverage	*(95%)*	*(99.9%)*	*(94.37%)*
Number of training hours per person (hr/person)	23.1	24.8	25.3
Scope of coverage	*(96.3%)*	*(99.9%)*	*(94.37%)*
Training expenses per hour of training (€/hour)	22.5	28.4	35.2
Scope of coverage	*(95.8%)*	*(99.9%)*	*(94.37%)*
Breakdown of training hours by topic			
Business technology	30.0%	29.8%	31.2%
Quality, Environment, Safety	40.7%	38.5%	36.6%
Safety	5.2%	8.2%	8.5%
Other	24.1%	23.6%	24.1%
Scope of coverage	*(96.2%)*	*(99.9%)*	*(94.37%)*

1. Senior technicians and supervisors *techniciens supérieurs et agents de maîtrise (TSM).*
2. Workers, employees, and technicians *ouvriers, employés et techniciens (OET).*

[30] The drop in scope of coverage in 2007 results from the principle of not including data from companies that entered the scope of coverage during the year.

The Group has gradually increased the amount spent per employee on training, and it is focusing particularly on technical training in the activities and training relating to quality, environment, and safety. In total, this training represents over two thirds of the training hours expended within the Group each year.

17.2 Stock options

The SUEZ group's policy is to allocate stock options and bonus shares to a fairly large population (and not only to executive managers), for example, to employees identified as being "high potential" ("Leaders for the Future" program) and to the best performing employees. There are about 860 beneficiaries of this policy within the Group (as a result of the November 2007 plan). Since 2005, beneficiaries under this program have been receiving part of their allotment in the form of bonus shares.

In addition a performance stock program (bonus shares) has been implemented by SUEZ since 2005 to encourage involvement by employees in their company and in the Group. This program cannot be combined with the stock option program. It covers around 900 beneficiaries under the November 2007 plan.

17.3 Employee incentives

Each Group subsidiary in France has implemented profit-sharing agreements (pursuant to the mandatory provisions of French law). Incentive agreements (optional in France) have been implemented within the following companies: SUEZ Environnement, Degrémont, Lyonnaise des Eaux France, OIS, and approximately 30% of SITA France subsidiaries.

The following table shows the amounts paid by SUEZ Environnement in fiscal years 2005, 2006, and 2007 in profit-sharing and incentives (in euros):

	2005 (for fiscal year 2004)	2006 (for fiscal year 2005)	2007 (for fiscal year 2006)
Stock-holding	1,815,780	2,723,670	1,800,000
Profit-sharing	1,200,000	1,200,000	1,200,000

A group agreement signed in August 2007 set up a specific financial incentive measure that may take various forms (for example, allotment of bonus shares or cash payments) for all Group employees worldwide.

Moreover, Group employees also participate in the SUEZ group's savings plan (Spring).

17.4 Retirement and similar commitments

A description of the plan governing retirement and similar commitments appears in Note 19 to the combined annual financial statements.

17.5 Interests of corporate officers and transactions involving company securities by members of the board of directors

As of the date of the present prospectus, Mr. Gérard Mestrallet, Mr. Gérard Lamarche, and Mr. Jean-Louis Chaussade each hold one share of the Company.

Furthermore, the directors of the Company whose nomination will be proposed at the shareholder's meeting of July 15, 2008 (See Section 14.1.1 of the present prospectus) hold 186,291 shares of SUEZ as of April 30, 2008.

18. Major shareholders

18.1 Major shareholders

As of the date of this prospectus, the Company's share capital and voting rights are almost entirely held by SUEZ.

As of the date of the Company's shares are listed for trading on the Euronext Paris and Euronext Brussels markets immediately after the completion of the merger between SUEZ and Gaz de France, the breakdown of the Company's shareholders should be as follows, on the basis of the SUEZ share capital as of June 4, 2008 and on the basis of its breakdown as of April 30, 2008:

Shareholder	% of capital
GDF SUEZ	35.41%
Groupe Bruxelles Lambert	6.28%
Caisse des Dépôts et Consignations	1.96%
Areva	1.41%
CNP Assurances	1.26%
Sofina	0.84%
Sub-total shareholders signing the shareholders' agreement	**47.16%**
Public and Employee shareholders[1]	52.84%
Total	**100%**

1. 1.8% of which are controlled by SUEZ group employees, notably through FCPE.

GDF SUEZ, Groupe Bruxelles Lambert, Sofina, the Caisse des Dépôts et Consignations, Areva, and CNP Assurances are parties to a shareholders' agreement, which provisions are described in Section 18.3 of this prospectus.

In the context of the tax ruling application filed to submit the Spin-off/Distribution operation to the discount tax regime set forth in articles 210 A and 115-2 of the French tax code (see Section 5.1.6 of this prospectus):

- SUEZ (and following the merger and absorption of SUEZ, GDF SUEZ which will be assigned rights and liabilities of SUEZ), committed itself to hold for a 3 year term, starting on the Completion Date, the Company's shares received following the Spin-off which cannot be subject of the Distribution;
- Other parties to the shareholder's agreement, described in Section 18.3.1 of this prospectus committed themselves to hold for the same period the Company's shares that were allocated to them by SUEZ in their capacity as shareholders of SUEZ and in the context of the Spin-off/Distribution.

18.2 Voting rights of the major shareholders

Each share of Company stock entitles the holder to one voting right.

18.3 Company control — shareholders' agreement

18.3.1 Shareholders' agreement

SUEZ (the rights and liabilities of which arising out of the shareholders' agreement will be transferred to GDF-SUEZ following the merger), Groupe Bruxelles Lambert, Sofina, the Caisse des Dépôts et Consignations, Areva, and CNP Assurances, which shall hold a total of 47.16% of the Company's share capital and voting rights upon completion of the Spin-off/Distribution, as well as SUEZ Environnement Company entered into a shareholders' agreement on June 5, 2008, as regards their interest in the capital of the Company, for a renewable five-year term to run from the SUEZ general shareholders' meeting called to approve the Spin-off/Distribution and which specifically provides for:

— the distribution among the parties to the shareholders' agreement of the seats of the Company board of directors (nine directors appointed upon proposal of GDF SUEZ, four independent directors appointed by mutual agreement of the parties to the agreement upon proposal of the chairman of the board of directors (reduced to three in the event of the appointment of a director representing employee shareholders), two directors appointed upon proposal of the Bruxelles Lambert Group, one director appointed upon proposal of Areva, one director appointed upon proposal of CNP ASSURANCES, and one director appointed upon proposal of Sofina);

— the appointment of the Company chairman by the board of directors, upon proposal of GDF SUEZ, and the appointment of the Company Chief Executive Officer by the board of directors, upon proposal of the Chairman;

— the creation and composition of four committees of the board of directors (audit and financial statements committee, nomination and compensation committee, ethics and sustainable development committee, and strategy committee);

— passing decisions of the board of directors by a simple majority of its members, with the Chairman having the casting vote in cases of a tie vote, with the exception, in particular, of decisions affecting the share capital stock or amending the bylaws or relating to any extraordinary payment of dividends, which are to be passed by a qualified majority of two thirds of the members of the board of directors;

— an obligation for consultation among the shareholders that are parties to the agreement prior to any meeting of the board of directors and any shareholders' meeting called to make an important decision;

— a reciprocal preemptive right of first refusal between the parties to the agreement applying to any proposed divestment of shares in SUEZ Environnement Company (with the exception of free divestments, which shall include divestments made by a shareholder of less than 10% of its stake on the last day of the month preceding the concerned sale, calculated over a period of 12 months), on the basis of the procedures and orders of priority set out below:

- in the event of a contemplated sale of shares by GDF SUEZ, a preemptive first-rank right of first refusal in favor of each of the other parties to the agreement, as well as a second-rank right of first refusal in favor of SUEZ Environnement Company;

- in the event of a contemplated sale of shares by one of the other parties to the agreement, a first-rank right of first preemptive refusal in favor of each of the other parties (excluding GDF SUEZ), a second-rank right of first refusal in favor of GDF SUEZ, and a third-rank preemptive right of first refusal in favor of SUEZ Environnement Company;

— the obligation for each party to notify any contemplated acquisition of stock in the Company to GDF SUEZ, who is acting as administrator of the agreement;

— the prohibition imposed to parties to the agreement from purchasing stock which could result in either an obligation to file a tender offer, or for the shareholders acting in concert to file a tender offer with share price guarantee for SUEZ Environnement Company;

— a tag along right in favor of the other parties to the agreement in the event GDF SUEZ was to sell the majority of its interest in SUEZ Environnement Company.

The agreement shall be terminated before its term in the event that (i) all of shares held by the parties to the agreement should represent less than 20% of the Company's stock, or (ii) GDF SUEZ is no longer the leading shareholder in the joint control circle following a divestment of shares and the exercise of the right of first refusal. Furthermore, in the event that a party should hold less than a third of its initial stake, then the agreement will be terminated as far as it is concerned but will remain in force and effect for the other parties.

The shareholders' agreement constitutes a joint control as defined by article L. 233-10 of the French Commercial Code, within which GDF SUEZ plays a leading role. The provisions of the agreement, and specifically GDF SUEZ's right to appoint half the members of the board of directors, in which the Chairman has a casting vote, as well as the appointment of the Company's Chief Executive Officer on the Chairman's recommendation, grant GDF SUEZ operational and strategic control of the Company.

As regards possible alterations in the stake held by the parties to the agreement, other than GDF SUEZ, they have indicated that they may contemplate increasing their interest in SUEZ Environnement Company stock shortly and, consequently, they might, for a stabilization period of 30 calendar days from the Completion Date (depending on whether market conditions are favorable during the said stabilization period), acquire shares on the stock exchanges to the effect that the overall stake held by the parties could reach a level close to 50% of the stock and voting rights in the Company (but not exceeding that ceiling).

The shareholders' agreement was submitted to the AMF and will be published in a notice by the AMF. The AMF also acknowledged shareholders parties to the agreement statement they may plan to increase their stake in the stock of SUEZ Environnement Company shortly, during the abovementioned stabilization period.

On expiry of the stabilization period which ends on August 20, 2008, GDF SUEZ, as administrator of the agreement, will inform the AMF of the aggregated stake held by the shareholders parties to the agreement so that the market may be so informed.

18.3.2 Framework of GDF SUEZ's control over the Company

GDF SUEZ control over the Company is notably implemented by attendance of independent directors to the board of directors and committees pursuant to provisions of the shareholders' agreement entered into in the context of the listing of the Company (see Sections 16 and 18.3.1 of the prospectus); implementation of AFEP-MEDEF report's recommendations on corporate governance (see Section 16.4 of the prospectus); and a number of agreements aiming at formalizing GDF SUEZ and the Company relations following the listing of the Company (see Section 19 of the prospectus). These various provisions will prevent any abuse of the control of the Company.

In addition, this framework allows to guarantee a sufficient stability for value creation in the future, notably through long-term agreements or partnerships, and to guarantee that all shareholders wills till benefit from synergies between energy businesses and environment activities.

18.4 Agreement that may result in a change of control

None

19. Transactions with related parties

Parties related to the Company include, in particular, the Company's major shareholders, its non-combined subsidiaries, companies under joint control (companies proportionately combined), related companies (equity affiliates), and entities on which various Company officers exercise at least a significant influence.

19.1 Cooperation and shared services agreement

SUEZ and SUEZ Environnement Company have, on June 5, 2008, on the condition precedent that the merger of SUEZ into Gaz de France is completed, entered into a cooperation and shared services framework agreement for a renewable term of 5 years.

This contract defines the detailed arrangements for the future cooperation between GDF SUEZ and SUEZ Environnement Company. In particular, it sets out the conditions under which GDF SUEZ and SUEZ Environnement Company, in compliance with their respective corporate interests, principles of good governance, the principle of shareholder equality of treatment, and the mandate of their governing bodies, intend to continue their close relationships and develop existing synergies between themselves, with the objective that SUEZ Environnement Company and its subsidiaries maintain their attachment to GDF SUEZ "group" policies and continue to benefit from common services provided by GDF SUEZ and some of its subsidiaries.

The main stipulations of this cooperation and shared services agreement are summarized below.

Cooperation

SUEZ and SUEZ Environnement Company mutually agree to continue their cooperation mainly in the areas of strategy, accounting, internal control, audit, risk, finance, tax policy, IT services, and communication.

In the field of strategy, GDF SUEZ and SUEZ Environnement Company will jointly perform a process of identification and analysis of strategical issues involving SUEZ Environnement Company, for which, in addition, GDF SUEZ will maintain and develop, jointly with SUEZ Environnement Company, monitoring and analytical tools. GDF SUEZ and SUEZ Environnement Company will develop a joint comprehensive research and innovation policy at the level of GDF SUEZ group and will jointly finance research and development projects of common interest. In addition, GDF SUEZ and SUEZ Environnement Company will search for and continue the development of joint industrial and commercial projects, and will carry on a policy fostering the sharing of experience on commercial practices implemented in a number of territories and with significant industrial clients and local public entities.

In the field of accounting, internal control, audit, and risk, SUEZ Environnement Company will continue to comply with the accounting principles architecture as well as the reporting policies and principles, analysis, and audit of the GDF SUEZ group. A comprehensive and integrated process of calendar planning, resource allotment, and reporting will also be maintained. GDF SUEZ may request for audit missions on SUEZ Environnement Company and its subsidiaries. SUEZ Environnement Company's executives will have to issue to GDF SUEZ certificates relating to SUEZ Environnement Company's financial statements, for purposes notably of ethics and internal control.

In the field of financial and tax policy and to ensure coherence at group level, joint teams composed of representatives from GDF SUEZ and SUEZ Environnement Company will ensure concerted and all-embracing management at group level of financial and tax policy as regards corporation tax. Moreover, implementation of policy regarding cash flow, financing, management of translational financial risks, and financial vehicles will be centralized. GDF SUEZ and SUEZ Environnement Company will nevertheless each remain responsible for their financial and tax policy.

In the IT field, SUEZ Environnement Company will comply with IT group governance principles and will take part in group piloting bodies.

In the financial PR field, GDF SUEZ and SUEZ Environnement Company will coordinate their financial communication and sustainable development program as well as their internal communication.

The agreement also provides provisions relating to cooperation between GDF SUEZ and SUEZ Environnement Company in the fields of insurance, logistics, procurement real estate, and legal services as well as in the field of relations with public authorities.

Human resources

SUEZ Environnement Company and SUEZ have reaffirmed their attachment to the SUEZ group "Social Pact" and to the continued application of the charters and agreements signed within the Group and the policies pursued by the group in matters of internal mobility. SUEZ Environnement Company, employees and its subsidiaries, employees will be eligible for future GDF SUEZ stock options and bonus shares allotments, as well as future employee shareholder plans. With due respect for their respective interests, SUEZ and SUEZ Environnement Company will within the group ensure an all-embracing integrated management of the careers of current managers and their potential future successors. In addition, SUEZ Environnement Company committed to still comply with GDF SUEZ group's employees related reporting procedures.

Common Services

SUEZ Environnement Company and SUEZ mutually agree that SUEZ Environnement Company will continue to benefit from the centralized services provided by GDF SUEZ and especially the GDF SUEZ expertise centers. Therefore, SUEZ Environnement Company will be able to use (i) existing mutualized services (in the fields of IT, accounting consolidation, procurement policy, etc.) and (ii) the tools set up by GDF SUEZ for the management of retirement, employee insurance and benefit systems, or reporting and internal control.

Subsidiaries

The cooperation and shared services agreement is also designed to apply to subsidiaries of SUEZ Environnement Company and GDF SUEZ. Subsidiaries may in particular benefit directly from the rights enjoyed by their parent companies.

Early termination

The cooperation and shared services agreement will be early terminated automatically in the event that GDF SUEZ loses control over SUEZ Environnement Company, provided that there is, where necessary, periods of transition to be determined between the parties on a case-by-case basis.

Conditions

Services provided under the cooperation and shared services agreement will be invoiced between SUEZ Environnement Company (and/or its subsidiaries) and GDF SUEZ at market conditions.

For fiscal year 2007, fees paid by SUEZ Environnement to SUEZ with respect to hosting and services charges amounted to 21 million euros, and the Company does not estimate that this amount will be significantly higher for fiscal year 2008 in respect of the cooperation and share services framework agreement.

19.2 Brand name licensing agreement

On June 5, 2008, SUEZ and SUEZ Environnement entered into a brand name licensing agreement under which SUEZ authorizes SUEZ Environnement to use the brand name "SUEZ" (prior to the Spin-off/Distribution, the Group was already using the brand name "SUEZ", especially by incorporation in the legal company names of some of the Group's subsidiaries, as well as through the registering of the brand name "SUEZ Environnement" and certain other brands using the brand name "SUEZ Environnement").

The agreement provides for SUEZ to concede to SUEZ Environnement, for a tacitly renewable term of five years, the non-exclusive right to use, at no cost, the brand name "SUEZ" in its legal company name as well as in certain other brands. SUEZ Environnement furthermore is granted the right to grant licenses for the use of the brand name "SUEZ" to other Group's companies, including SUEZ Environnement Company.

In this context, the contract provides for SUEZ to have the right to examine PR and promotional campaigns proposed by SUEZ Environnement.

Provided a 10 month notice, SUEZ will have the right to end at any time the brand name licensing agreement in the event SUEZ will no longer directly or indirectly hold more than 5% in SUEZ Environnement share capital, or in the event SUEZ Environnement would be subject to an unsolicited acquisition. In such event, the notice would be shortened to 2 months. In the event the agreement is terminated, SUEZ Environnement will transfer to SUEZ the brand name "SUEZ Environnement", and Group's entities must with a 3-year period change their corporate name to remove the brand name "SUEZ" from their corporate name. In the event the termination was triggered by the fact that SUEZ no longer held more than 5% in SUEZ Environnment, SUEZ may renounce to the use of the brand name "SUEZ" to the benefit of SUEZ Environnement, for consideration. SUEZ Environnement will thus have the responsibility to develop this brand name through a sustained use of it. In this case, SUEZ would remove the brand name "SUEZ" from its corporate name within a reasonable period.

19.3 Financing framework agreement

On June 5, 2008, SUEZ, SUEZ Finance, SUEZ Environnement Company, and SUEZ Environnement entered into a framework agreement setting the main arrangements for the financing of the Group for the upcoming period 2008-2010.

Financing will be provided by SUEZ Finance or by any other entity of the SUEZ group so designated by SUEZ. Financing may be granted to any Group entity, the Company, or SUEZ Environnement that shall guarantee repayment if financing is granted to one of its subsidiaries. The aggregated amount of financing granted will be limited to the aggregated amount of the Group's financing needs as agreed annually between SUEZ and the Company. Loans will be made at market conditions depending on the term of the loan.

The contract provides in particular that, aside from the granting of financing to the Group, SUEZ Environnement Company and SUEZ Environnement undertake, for the whole term of the contract and subject to certain exceptions, not to transfer all or part of their assets without the prior agreement of the SUEZ group nor to grant any lien on their assets for the purposes of obtaining financing.

The financing commitment of the SUEZ group will cease and the SUEZ group can demand the repayment of any financing granted should a change of control occur, as evidenced by (i) the loss of control by SUEZ over the Company within the meaning of the provisions of article L.233-3 of the French Commercial Code or loss of the power to appoint or dismiss a number of members of the corporate governance, management, or supervisory bodies of the Company having together the majority of votes in that body, (ii) the loss of control by the Company of SUEZ Environnement within the meaning of the provisions of article L. 233-3 of the French Commercial Code, or (iii) the termination of global consolidation (within the meaning of IFRS) of the Company and SUEZ Environnement by SUEZ.

19.4 Guarantees and counter-guarantees

SUEZ and SUEZ Environnement agreed that SUEZ Environnement will be assigned a number of guarantees undertakings initially subscribed by SUEZ with respect to obligations contracted by SUEZ Environnement and its subsidiaries ("SUEZ Environnement Group"). SUEZ will be substituted SUEZ Environnement or receive a counter guarantee by SUEZ Environnement or any of its subsidiary.

In addition, the Company, in the context of the Spin-off commits itself:

- in its name and in the name and for the account of the entities of the SUEZ Environnement Group for which it commits and will be jointly liable, by the Completion Date, to substitute itself to SUEZ (or, as the case may be, any affiliate of SUEZ), or to substitute to SUEZ (or, as the case may be, any affiliate of SUEZ) any subsidiary acceptable by the latter or, as the case may be, to substitute a new financial institution in all the guarantee, comfort letter, security or any similar agreement (including any joint commitment) consented as guarantee to SUEZ Environnement Group entity commitment for the benefit of any third party; and
- to indemnify or cause to indemnify by any other acceptable (for SUEZ) Group entities or any other acceptable (for SUEZ) entities, the SUEZ group companies which are concerned by these guarantees and when the assignment is not possible or cannot be implemented before the Completion Date.

19.5 Shareholders' agreement

SUEZ Environnement Company is a party to a shareholders' agreement entered into by GDF SUEZ, Bruxelles Lambert group, Sofina, the Caisse des Dépôts et Consignations, Areva, and CNP Assurances, the main provisions of which are described in section 18.3 of this prospectus.

20. Financial information relating to the Company's assets, financial situation and revenues

20.1 Combined Financial Statements for the fiscal years ended December 31, 2007, 2006 and 2005

COMBINED BALANCE SHEETS

	Note	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
		In millions of euros		
NON-CURRENT ASSETS				
Intangible assets, net	9	1,712.9	1,721.5	1,764.3
Goodwill	8	2,720.2	2,244.2	2,005.0
Property, plant and equipment, net	10	5,918.6	5,689.6	5,414.6
Available-for-sale securities	13	1,143.6	827.7	655.8
Loans and receivables carried at amortized cost	13	312.7	425.9	471.0
Derivative instruments (incl. commodity derivatives)	13	58.2	45.0	40.7
Investments in associates	11	237.7	220.9	256.0
Other non-current assets	16	55.1	45.5	102.7
Deferred tax assets	7	574.0	673.7	781.2
TOTAL NON-CURRENT ASSETS		**12,733.0**	**11,894.0**	**11,491.3**
CURRENT ASSETS				
Derivative instruments (incl. commodity derivatives)	13	14.9	12.4	10.8
Loans and receivables carried at amortized cost	13	188.6	145.4	69.7
Trade and other receivables	13	3,147.5	3,083.9	3,157.0
Inventories	15	242.5	245.9	272.8
Other current assets	16	765.5	685.0	659.0
Financial assets at fair value through income	13	179.5	53.5	57.4
Cash and cash equivalents	13	1,466.2	1,994.8	1,923.9
TOTAL CURRENT ASSETS		**6,004.7**	**6,220.9**	**6,150.6**
TOTAL ASSETS		**18,737.7**	**18,114.9**	**17,641.9**
Shareholders' equity		3,643.9	3,547.0	3,243.1
Minority interests		613.0	1,120.1	793.1
TOTAL COMBINED EQUITY	17	**4,256.9**	**4,667.1**	**4,036.2**
NON-CURRENT LIABILITIES				
Provisions	18	955.2	1,025.6	977.2
Long-term borrowings	13	4,722.6	3,335.8	3,235.2
Derivative instruments (incl. commodity derivatives)	13	16.1	17.4	31.1
Other financial liabilities	13	2.3	2.6	1.1
Other non-current liabilities		246.8	121.5	148.3
Deferred tax liabilities	7	561.1	605.3	568.5
TOTAL NON-CURRENT LIABILITIES		**6,504.1**	**5,108.2**	**4,961.4**
CURRENT LIABILITIES				
Provisions	18	341.2	354.0	570.8
Short-term borrowings	13	2,350.1	2,598.9	2,581.7
Derivative instruments (incl. commodity derivatives)	13	5.4	6.3	29.3
Trade and other payables	13	3,714.7	3,852.9	3,847.0
Other current liabilities		1,565.3	1,527.5	1,615.5
TOTAL CURRENT LIABILITIES		**7,976.7**	**8,339.6**	**8,644.3**
TOTAL COMBINED EQUITY AND LIABILITIES		**18,737.7**	**18,114.9**	**17,641.9**

COMBINED INCOME STATEMENTS

	Note	2007	2006	2005
		In millions of euros		
Revenues		12,034.1	11,446.6	11,092.0
Purchases		(2,210.1)	(2,384.4)	(2,224.7)
Personnel costs		(3,140.1)	(2,967.4)	(3,007.8)
Depreciation, amortization and provisions		(754.9)	(679.8)	(694.6)
Other operating income and expenses, net		(4,867.6)	(4,354.6)	(4,165.1)
CURRENT OPERATING INCOME	4	**1,061.4**	**1,060.4**	**999.8**
Mark-to-market on commodity contracts other than trading instruments		(5.7)	(1.9)	0.4
Impairment of property, plant and equipment, intangible assets and financial assets		(35.4)	(53.9)	(209.1)
Restructuring costs		(12.3)	1.0	(26.6)
Disposals of assets, net		181.4	149.7	509.3
INCOME FROM OPERATING ACTIVITIES	5	**1,189.4**	**1,155.3**	**1,273.8**
Financial expenses		(365.7)	(331.5)	(423.4)
Financial income		103.0	167.5	147.9
NET FINANCIAL LOSS	6	**(262.7)**	**(164.0)**	**(275.5)**
Income tax expense	7	(273.5)	(276.1)	(241.1)
Share in net income of associates	11	22.6	20.7	18.8
COMBINED NET INCOME		**675.8**	**735.9**	**775.9**
Minority interests		184.1	162.1	116.5
Net income Group share		491.7	573.8	659.4
Combined earnings per share		1.00	1.17	1.35

COMBINED CASH FLOW STATEMENTS

	2007	2006	2005
	In millions of euros		
Combined net income	**675.8**	**735.9**	**775.9**
– Share in combined net income of associates	(22.6)	(20.7)	(18.8)
+ Dividends received from associates	16.4	21.8	25.7
– Net depreciation, amortization and provisions	762.9	753.8	854.0
– Net capital gains on disposals (incl. reversals of provisions)	(181.4)	(149.7)	(509.3)
– Other items with no cash impact	37.0	4.5	12.3
– Income tax expense	273.5	276.1	241.1
– Net financial loss	262.7	164.0	275.5
Cash generated from operations before income tax and working capital requirements	1,824.3	1,785.7	1,656.5
+ Tax paid	(351.2)	(260.9)	(249.9)
Change in working capital requirements	**(11.2)**	**40.2**	**138.6**
Cash flow from (used in) operating activities	**1,461.9**	**1,565.0**	**1,545.2**
Acquisitions of property, plant and equipment and intangible assets	(1,132.9)	(1,004.0)	(1,025.5)
Acquisitions of entities net of cash and cash equivalents acquired	(467.5)	(345.3)	(38.8)
Acquisitions of available-for-sale securities	(268.6)	(103.6)	(123.6)
Disposals of property, plant and equipment and intangible assets	50.7	68.3	45.7
Disposals of entities net of cash and cash equivalents sold	245.4	130.7	725.4
Disposals of available-for-sale securities	4.6	1.6	26.8
Interest received on non-current financial assets	3.3	57.1	19.6
Dividends received on non-current financial assets	33.7	28.0	19.9
Change in loans and receivables originated by the Group and other	(3.7)	(14.3)	13.4
Cash flow from (used in) investing activities	**(1,535.0)**	**(1,181.5)**	**(337.1)**
Dividends paid	(549.7)	(502.3)	(564.4)
Repayment of borrowings and debt	(527.0)	(573.7)	(710.7)
Change in financial assets at fair value through income	(125.2)	(14.4)	(43.1)
Interest paid	(301.1)	(291.1)	(316.8)
Interest received on cash and cash equivalents	51.9	72.5	58.4
Increase in borrowings and debt	1,006.7	947.3	617.2
Increase in capital(*)	5.7	29.2	381.7
Cash flow from (used in) financing activities	**(438.7)**	**(332.6)**	**(577.6)**
Effect of changes in exchange rates and other	(16.8)	19.9	24.1
TOTAL CASH FLOW FOR THE PERIOD	**(528.6)**	**70.8**	**654.6**
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**1,994.8**	**1,923.9**	**1,269.3**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**1,466.2**	**1,994.8**	**1,923.9**

(*) Including increases in capital subscribed by minority shareholders of companies reported in the combined financial statements and those relating to SUEZ Environnement.

COMBINED STATEMENTS OF CHANGES IN EQUITY

	Combined reserves and net income	Fair value adjustments and other	Cumulative translation adjustment	Shareholders' combined equity	Minority interests	TOTAL
			In millions of euros			
Combined equity under IFRS at December 31, 2004	**2,671.0**		**(31.0)**	**2,640.0**	**482.9**	**3,122.9**
First-time adoption of IAS32/39	(5.4)	53.4	(17.8)	30.2	5.9	36.1
Combined equity under IFRS at January 1, 2005	**2,665.6**	**53.4**	**(48.8)**	**2,670.2**	**488.8**	**3,159.0**
Income and expense recognized directly in equity		**(60.7)**	**140.5**	**79.8**	**55.1**	**134.9**
Combined net income	659.4			659.4	116.5	775.9
Total recognized income and expense	**659.4**	**(60.7)**	**140.5**	**739.2**	**171.6**	**910.8**
Employee share issues and share-based payment	13.4			13.4		13.4
Capital increase/reduction	305.8			305.8		305.8
Dividends paid	(477.8)			(477.8)	(86.6)	(564.4)
Other changes	(7.7)			(7.7)	219.3	211.6
Combined equity under IFRS at December 31, 2005	**3,158.7**	**(7.3)**	**91.7**	**3,243.1**	**793.1**	**4,036.2**
Income and expense recognized directly in equity		**200.6**	**(116.1)**	**84.5**	**(43.9)**	**40.6**
Combined net income	573.8			573.8	162.1	735.9
Total recognized income and expense	**573.8**	**200.6**	**(116.1)**	**658.3**	**118.2**	**776.5**
Employee share issues and share-based payment	12.8			12.8		12.8
Capital increase/reduction	29.8			29.8	(12.2)	17.6
Dividends paid	(401.1)			(401.1)	(101.2)	(502.3)
Other changes	4.1			4.1	322.2	326.3
Combined equity under IFRS at December 31, 2006	**3,378.1**	**193.3**	**(24.4)**	**3,547.0**	**1,120.1**	**4,667.1**
Income and expense recognized directly in equity		**219.1**	**(162.5)**	**56.6**	**(12.4)**	**44.2**
Combined net income	491.7			491.7	184.1	675.8
Total recognized income and expense	**491.7**	**219.1**	**(162.5)**	**548.3**	**171.7**	**720.0**
Employee share issues and share-based payment	40.1			40.1		40.1
Capital increase/reduction					5.5	5.5
Dividends paid	(440.8)			(440.8)	(108.9)	(549.7)
Other changes	(50.7)(a)			(50.7)	(575.4)(b)	(626.1)
Combined equity under IFRS at December 31, 2007	**3,418.4**	**412.4**	**(186.9)**	**3,643.9**	**613.0**	**4,256.9**

(a) This item relates mainly to the reclassification of part of the interest in Lydec from SUEZ Energy Services to SUEZ Environnement Company.

(b) The decrease in minority interests is primarily due to the disposal of Agbar's 53% interest in Applus and to the public tender offer for minority Agbar shares.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Total at Dec. 31, 2007	Of which shareholders' equity	Of which minority interests	Total at December 31, 2006	Of which shareholders' equity	Of which minority interests	Total at Dec. 31, 2005	Of which shareholders' equity	Of which minority interests
Available-for-sale securities	120.4	119.8	0.6	155.1	147.6	7.5	34.7	29.9	4.8
Net investment hedges	3.7	2.7	1.0	7.7	7.7	0.0	(15.9)	(15.7)	(0.2)
Cash flow hedges	7.2	6.4	0.8	22.9	21.9	1.0	1.1	1.2	(0.1)
Commodity cash flow hedges	8.2	8.2	0.0	(5.2)	(5.2)	0.0	0.0	0.0	0.0
Actuarial gains and losses	59.6	58.0	1.6	15.5	17.7	(2.2)	(45.6)	(50.2)	4.6
Deferred taxes	(57.0)	(56.5)	(0.5)	(38.0)	(38.4)	0.4	9.3	10.7	(1.4)
Translation adjustments	(97.9)	(82.0)	(15.9)	(117.4)	(66.8)	(50.6)	151.3	103.9	47.4
Income and expense recognized directly in equity	**44.2**	**56.6**	**(12.4)**	**40.6**	**84.5**	**(43.9)**	**134.9**	**79.8**	**55.1**
Combined net income	675.8	491.7	184.1	735.9	573.8	162.1	775.9	659.4	116.5
Total recognized income and expense for the period	**720.0**	**548.3**	**171.7**	**776.5**	**658.3**	**118.2**	**910.8**	**739.2**	**171.6**

NOTES TO THE COMBINED FINANCIAL STATEMENTS: CONTENTS

Note — 1. Basis of presentation, principles and significant accounting policies

1.1 Basis of preparation

On September 2, 2007, the Boards of Directors of Gaz de France and SUEZ approved the merger between the two groups and the simultaneous spin-off of 65% of the SUEZ group's environment business to SUEZ shareholders.

These environmental activities (hereafter referred to as "the Group") have been grouped within SUEZ Environnement Company (formerly Houlival), which is made up of entities already owned by the main combined company, SUEZ Environnement SA (hereafter referred to as SUEZ Environnement) and of companies operating in the same line of business but owned by SUEZ SA or by its subsidiaries (other than SUEZ Environnement).

The creation of the Group results from reclassifications already carried out or due to be carried out between SUEZ SA subsidiary holding companies. SUEZ's direct or indirect interests in these entities will not change as a result of these operations. These link-ups between entities under common control do not fall within the scope of IFRS 3 — Business Combinations, and were accounted for under the "pooling of interests" method at their carrying amount in SUEZ's consolidated financial statements. As IFRS does not provide any specific guidance for business combinations involving entities under common control, the accounting treatment adopted was reviewed by Group management in light of IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors — and in particular paragraph 10 of the standard.

In order to reflect the economic substance of the Group, combined financial statements were drawn up based on the methods and assumptions described below.

These combined financial statements for the years ended December 31, 2005, 2006 and 2007 were derived from the financial statements of companies historically consolidated by SUEZ in accordance with the accounting policies applicable at December 31, 2007.

Accordingly, these combined financial statements are not necessarily representative of the consolidated financial statements that would have been presented if SUEZ Environnement Company had been created at an earlier date.

These historical financial statements have been prepared and presented consistently with the basis of preparation that will be adopted for the 2008 annual financial statements to be published by SUEZ Environnement Company, in accordance with the accounting policies and legislation applicable to such annual financial statements.

1.2 Applicable accounting standards

Pursuant to Commission Regulation (EC) 809/2004 of April 29, 2004 implementing the Prospectus Directive, historical financial information concerning SUEZ Environnement Company is provided for the three reporting periods ended December 31, 2005, 2006 and 2007 and has been prepared in accordance with Regulation (EC) n° 1606/2002 on international accounting standards dated July 19, 2002, and consequently, with IFRS as published by the IASB and adopted for use in the European Union (standards available at http://ec.europa.eu/internal_market/accounting/ias_fr.htm#adopted-commission).

IFRS standards in force at December 31, 2007 were consistently applied to reporting periods 2005, 2006 and 2007. Changes in IFRS standards over these three reporting periods have therefore been applied with effect from January 1, 2005 in the combined financial statements.

1.2.1 IFRS standards, amendments and IFRIC interpretations applicable to the 2007 financial statements or effective after 2007 and early adopted

The application of IFRS 7 and the amendment to IAS 1 require additional disclosures to be provided in the financial statements, but have no impact on the performance or financial position of the Group.

The other standards or interpretations effective as from 2007 (IFRIC 7, IFRIC 8 and IFRIC 10) do not have any impact on the financial statements. No standards or interpretations whose application is mandatory after 2007 have been early adopted. However, the application of IAS 23 as revised in March 2007 will have no impact on the financial statements, as the Group applies the allowed alternative treatment whereby borrowing costs that are directly attributable to the construction of a qualifying asset are capitalized as part of the cost of that asset.

The application of IFRIC 9 — Reassessment of Embedded Derivatives — does not have any impact on the combined financial statements of SUEZ Environnement Company.

As indicated in the "Basis of preparation" paragraph above, the combined financial statements of Suez Environnement Company were prepared based on the options adopted by SUEZ at the time of its transition to IFRS in 2005 in accordance with IFRS 1.

The options which continue to have an effect on the financial statements are:

— translation adjustments: the Group elected to reclassify cumulative translation adjustments within consolidated equity at January 1, 2004;

— business combinations: the Group chose not to restate business combinations that took place prior to January 1, 2004 in accordance with IFRS 3.

In accounting for concession arrangements in its 2005 combined financial statements, the Group applied the principles used by SUEZ group in its 2005 consolidated financial statements. In the absence of IFRS guidance, SUEZ group had exercised its judgment in accordance with IAS 8, and had taken as guidance the ongoing projects of the IFRIC on this subject. However, the specific transitional provisions available in the Exposure Drafts were not applied and all concession arrangements were restated for 2005. For the years ended December 31, 2006 and 2007, SUEZ group decided to apply by anticipation the provisions of IFRIC 12 as adopted by the IASB on November 30, 2006. This decision had no impact on the financial statements since the accounting treatment adopted by SUEZ for fiscal year 2005 is consistent with IFRIC 12.

1.2.2 IFRS standards and IFRIC interpretations effective after 2007 that have not been early adopted by the Group

- IAS 1 (revised in 2007) — Presentation of Financial Statements: this standard modifies certain captions of the financial statements and requires entities to produce a statement of comprehensive income.

- IFRS 8 — Operating Segments: this standard replaces IAS 14 and aligns segment reporting with the requirements of SFAS 131, which requires entities to adopt the "management approach" to reporting on the financial performance of their segments.

The application of these two standards will have no impact on the financial position of SUEZ but may modify the presentation of the financial statements and the disclosures provided therein. The effective dates for IFRS 8 and the revised IAS 1 have not yet been decided.

- IAS 23 — Borrowing Costs: the revision to this standard issued in 2007 eliminates the option of recognizing borrowing costs as an expense. The application of IAS 23 (revised in 2007) will have no impact on the financial statements as the Group has always applied the allowed alternative treatment whereby borrowing costs that are directly attributable to the construction of a qualifying asset are capitalized as part of the cost of that asset.

- IFRIC 11 — Group and Treasury Share Transactions provides guidance on (i) accounting for share-based payments involving a buyback of the entity's own equity instruments, and (ii) accounting for share-based payments involving the equity instruments of the parent in the subsidiary's financial statements. This interpretation does not concern the Group.

- IFRIC 13 — Customer Loyalty Programmes, applicable for accounting periods beginning on or after July 1, 2008.

- IFRIC 14 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, applicable for accounting periods beginning on or after January 1, 2008.

The impact of these interpretations is currently being assessed

1.3 Measurement basis

The combined financial statements have been prepared using the historical cost convention, except in the case of some financial instruments which are measured at fair value in conformity with the treatment of different categories of financial assets and liabilities defined by IAS 39.

1.4 Use of judgments and estimates

1.4.1 Estimates

The preparation of combined financial statements requires the use of estimates and assumptions to determine the value of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the revenues and expenses reported during the period.

Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates in light of currently available information. Final outcome could differ from those estimates.

The main estimates used in preparing the Group's combined financial statements relate chiefly to:

- the measurement of the recoverable amount of property, plant and equipment and intangible assets (see section 1.5.7);
- the measurement of provisions, particularly for disputes and for pensions and other employee benefits (see section 1.5.15.1);
- capital renewal and replacement liabilities;
- financial instruments (see section 1.5.10);
- un-metered revenues;
- the measurement of capitalized tax loss carry-forwards.

1.4.1.1 Recoverable amount of property, plant and equipment and intangible assets

The recoverable amount of goodwill, intangible assets and property, plant and equipment is based on estimates and assumptions regarding in particular the expected market outlook and future cash flows associated with the assets. Any changes in these assumptions may have a material impact on the measurement of the recoverable amount and could result in adjustments to the impairment expenses already booked.

1.4.1.2 Estimates of provisions

Parameters having a significant influence on the amount of provisions include the timing of expenditure and the discount rate applied to cash flows, as well as the actual level of expenditure. These parameters are based on information and estimates deemed to be appropriate by the Group at the current time.

To the Group's best knowledge, there is no information suggesting that the parameters used taken as a whole are not appropriate. Further, the Group is not aware of any developments that are likely to have a material impact on the booked provisions.

1.4.1.3 Capital renewal and replacement liabilities

This item includes concession operators' liabilities for renewing and replacing equipment and restoring sites. The liabilities are determined by estimating the cost of renewing or replacing equipment and restoring the sites under concession (as defined by IFRIC 12), discounted each year at rates linked to inflation. The related expense is calculated on a case-by-case basis with probable capital renewal and site restoration costs allocated over the life of each contract.

1.4.1.4 Pensions and other employee benefit obligations

All pension commitments and other employee benefit obligations are measured on the basis of actuarial assumptions. The Group considers that the assumptions used to measure its obligations are appropriate and fair. However, any changes in these assumptions may have a material impact on the resulting calculations.

1.4.1.5 Financial instruments

To determine the fair value of financial instruments that are not listed on an active market, the Group uses valuation techniques that are based on certain assumptions. Any change in these assumptions could have a material impact on the resulting calculations.

1.4.1.6 Revenues

Revenues generated from customers whose energy consumption is metered during the accounting period must be estimated at the balance sheet date based on historic data, consumption statistics and estimated selling prices. The Group has developed measuring and modeling tools allowing it to estimate revenues with a satisfactory degree of accuracy and subsequently ensure that risks of error associated with estimating quantities sold and the resulting revenues can be considered as not material.

1.4.1.7 Measurement of capitalized tax loss carry-forwards

Deferred tax assets are recognized on tax loss carry-forwards when it is probable that taxable income will be available against which the tax loss carry-forwards can be utilized. Estimates of taxable profits and utilizations of tax loss carry-forwards were prepared on the basis of earnings forecasts as included in the medium-term business plan.

1.4.2 Judgments

As well as relying on estimates, Group management also makes judgments to define the appropriate accounting treatment to apply to certain activities and transactions when the effective IFRS standards and interpretations do not specifically deal with related accounting issues.

This particularly applies in relation to the recognition of concession arrangements (see section 1.5.6), the classification of services contracts (see section 1.5.8), and the recognition of acquisitions of minority interests.

In accordance with IAS 1, the Group's current and non-current assets are shown separately. For most of the Group's activities, the breakdown into current and non-current items is based on when assets are expected to be realized, or liabilities extinguished. Assets expected to be realized or liabilities extinguished within 12 months of the balance sheet date are classified as current, while all other items are classified as non-current.

1.5 Significant accounting policies

1.5.1 Scope and methods of combination

The combination methods used by the Group consist of the full combination method, the proportionate combination method and the equity method:

- Subsidiaries over which the Group exercises exclusive control are fully combined.
- Companies over which the Group exercises joint control are combined by the proportionate method, based on the Group's percentage interest.
- The equity method is used for all associate companies over which the Group exercises significant influence. In accordance with this method, the Group recognizes its proportionate share of the investee's net income or loss on a separate line of the combined income statement under "Share in net income of associates".

The Group analyzes what type of control exists on a case-by-case basis, taking into account the situations illustrated in IAS 27, 28 and 31.

The special purpose entities set up in connection with the Group's securitization programs that are controlled by the Group are consolidated in accordance with the provisions of IAS 27 concerning consolidated financial statements and the related interpretation SIC 12 concerning the consolidation of special purpose entities.

All intra-group balances and transactions are eliminated in the combined financial statements.

A list of the main fully and proportionately combined companies, together with investments accounted for by the equity method, is presented in Note 31 — List of the main combined companies at December 31, 2007, 2006 and 2005.

1.5.2 Foreign currency translation methods

1.5.2.1 Presentation currency of the combined financial statements

The Group's combined financial statements are presented in euros (€).

1.5.2.2 Functional currency

Functional currency is the currency of the primary economic environment in which an entity operates, which in most cases corresponds to local currency. However, certain entities may have a functional currency different from local currency when that other currency is used for an entity's main transactions and better reflects its economic environment.

1.5.2.3 Foreign currency transactions

Foreign currency transactions are recorded in the functional currency at the exchange rate prevailing on the date of the transaction. At each balance sheet date:

- monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. The related translation gains and losses are recorded in the statement of income for the year to which they relate;
- non-monetary assets and liabilities denominated in foreign currencies are recognized at the historical cost applicable at the date of the transaction.

1.5.2.4 Translation of the financial statements of combined companies with a functional currency other than the euro

The balance sheets of these subsidiaries are translated into euros at year-end exchange rates. Income statement and cash flow statement items are translated using the average exchange rate for the year. Any differences arising from the translation of the financial statements of combined companies are recorded under "Cumulative translation adjustment" within equity.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are classified as assets and liabilities of those foreign entities and are therefore denominated in the functional currencies of the entities and translated at the year-end exchange rate.

Translation adjustments previously recorded under equity are taken to the income statement on the disposal of a foreign entity.

1.5.3 Business combinations

For business combinations carried out since January 1, 2004, the Group applies the purchase method as defined in IFRS 3, which consists in recognizing the acquiree's identifiable assets, liabilities and contingent liabilities at their fair values at the acquisition date.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree; plus any costs directly attributable to the business combination. When a business combination agreement provides for an adjustment to the cost of the combination contingent on future events, the Group includes the amount of that adjustment in the cost of the combination at the acquisition date if the adjustment is probable and can be measured reliably.

The Group may recognize any adjustments to provisional values as a result of completing the initial accounting of a business combination within 12 months of the acquisition date.

1.5.4 Intangible assets

Intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

1.5.4.1 Goodwill

A — Recognition of goodwill

Goodwill represents the excess of the cost of a business combination (acquisition price of shares plus any costs directly attributable to the business combination) over the Group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities recognized at the acquisition date (except if the business combination is achieved in stages).

For a business combination achieved in stages — i.e. where the Group acquires a subsidiary through successive share purchases — the amount of goodwill is determined for each exchange transaction separately based on the fair values of the acquiree's identifiable assets, liabilities and contingent liabilities at the date of each exchange transaction. Any difference arising from the application of these fair values to the Group's existing interest and to minority interests is a revaluation and is therefore recognized in equity.

In the absence of specific IFRS guidance addressing acquisitions of minority interests, the Group continues not to recognize any additional fair value adjustments to identifiable assets and liabilities when it acquires additional shares in a subsidiary that is already fully combined. In such a case, the additional goodwill corresponds to the excess of the acquisition price of the additional shares purchased over the Group's additional interest in the net assets of the company concerned.

If the Group's interest in the net fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed exceeds the cost of the business combination, the excess is recognized immediately in the income statement.

Goodwill relating to associate companies is recorded under "Investments in associates".

B — Measurement of goodwill

Goodwill is not amortized but tested for impairment each year or more frequently when an indication of impairment is identified. Impairment tests are carried out at the level of cash-generating units (CGUs), which constitute groups of assets generating cash inflows that are largely independent of the cash inflows from other cash-generating units.

The methods used to carry out these impairment tests are described in section 1.5.7 "Recoverable amount of property, plant and equipment and intangible assets".

Impairment losses in relation to goodwill cannot be reversed and are shown under "Impairment" in the income statement.

Impairment losses on goodwill relating to associate companies are reported under "Share in net income of associates".

1.5.4.2 Other intangible assets

A — Development costs

Research costs are expensed as incurred.

Development costs are capitalized when the asset recognition criteria set out in IAS 38 are met. Capitalized development costs are amortized over the useful life of the intangible asset recognized. In view of the Group's activities, capitalized development costs are not material.

B — Other internally-generated or acquired intangible assets

Other intangible assets include mainly:

— amounts paid or payable as consideration for rights relating to concession contracts or public service contracts;

— customer portfolios acquired on business combinations;

— surface and underground water drawing rights, which are not amortized as they are granted indefinitely;

— concession assets (see section 1.5.6).

Intangible assets are amortized on a straight-line basis over the following useful lives (in years):

	Useful life	
	Minimum	Maximum
Concession infrastructure	10	50
Customer portfolios	10	25
Other intangible assets	1	40

Some intangible assets with an indefinite useful life are not amortized.

C — Impairment tests

In accordance with IAS 36, impairment tests are carried out on intangible assets whenever there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information. Intangible assets that are not amortized are tested for impairment annually.

These intangibles are tested for impairment at the level of the individual asset or cash-generating unit as appropriate, determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is reduced to the recoverable amount by recording an impairment loss. After the recognition of an impairment loss, the amortization expense for the asset is adjusted in future periods to allocate the asset's revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life. Impairment losses recorded in relation to intangible assets may be subsequently reversed if the recoverable amount of the assets is once again higher than their carrying amount. The increased carrying amount of an intangible attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined (net of amortization) had no impairment loss been recognized in prior periods. The methods used for performing these impairment tests are described in section 1.5.7.

1.5.5 Property, plant and equipment

1.5.5.1 Initial recognition and subsequent measurement

Items of property, plant and equipment are recognized at historical cost less any accumulated depreciation and any accumulated impairment losses.

The carrying amount of these items is not revalued as the Group has elected not to apply the allowed alternative method, which consists of regularly revaluing one or more categories of property, plant and equipment.

Investment subsidies are deducted from the gross value of the assets concerned.

In accordance with IAS 16, the initial cost of the item of property, plant and equipment includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, when the entity has a present legal or constructive obligation to dismantle the item or restore the site. In counterpart, a provision is recorded for the same amount.

Property, plant and equipment acquired under finance leases are carried in the combined balance sheet at the lower of market value and the present value of the related minimum lease payments. The corresponding liability is recognized under borrowings. These assets are depreciated using the methods and useful lives set out below.

In accordance with the allowed alternative accounting treatment provided for in IAS 23, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

1.5.5.2 Depreciation

In accordance with the components approach, the Group uses different depreciation terms for each significant component of a sole tangible asset when one of these significant components have a different useful life from that of the main tangible asset to which it relates.

Depreciations are calculated on a straight-line basis over useful lives ranging from 2 to 100 years.

The range of useful lives is due to the diversity of the assets and contractual terms in each category. The shortest periods relate to smaller equipment and furniture, while the longest useful lives concern network infrastructures.

Normal use periods are the following:

	Principal amortization periods (years)
Constructions*	3 to 100
Technical installations	2 to 100
Transportation material	3 to 14

* Including fittings.

With respect to the assets accounted for as counterparty for the site rehabilitation provisions, they are amortized according to the method set forth in paragraph 18.4.

1.5.5.3 Impairment tests

In accordance with IAS 36, impairment tests are carried out on items of property, plant and equipment whenever there is an indication that the assets may be impaired. Such indications may be based on events or changes in the market environment, or on internal sources of information.

Items of property, plant and equipment are tested for impairment at the level of the individual asset or cash-generating unit (CGU) as appropriate, determined in accordance with IAS 36. If the recoverable amount of an asset is lower than its carrying amount, the carrying amount is reduced to the recoverable amount by recording an impairment loss. Upon recognition of an impairment loss, the depreciable amount — and possibly the useful life — of the item of property, plant and equipment concerned is revised.

Impairment losses recorded in relation to property, plant and equipment may be subsequently reversed if the recoverable amount of the assets is once again higher than their carrying amount. The increased carrying amount of an item of property, plant and equipment attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognized in prior periods.

The methods used for performing these impairment tests are described in section 1.5.7.

1.5.6 Concessions

SIC 29, Disclosure — Concession Arrangements was published in May 2001 and prescribes the information that should be disclosed in the notes to the financial statements of a concession grantor and concession operator.

On November 30, 2006 the IFRIC published IFRIC 12 — Service Concession Arrangements, which deals with the accounting treatment to be applied by the concession operator in respect of certain concession arrangements. For its combined financial statements, the Group chose to early adopt the provisions of this interpretation, which comes into force in 2008.

These interpretations set out the common features of concession arrangements:

- concession arrangements involve the provision of a public service and the management of associated infrastructure, together with specific capital renewal and replacement obligations;
- the grantor is contractually obliged to offer these services to the public (this criteria must be met for the arrangement to qualify as a concession);
- the operator is responsible for at least some of the management of the infrastructure and does not merely act as an agent on behalf of the grantor;
- the contract sets the initial prices to be levied by the operator and regulates price revisions over the concession period.

For a concession arrangement to fall within the scope of IFRIC 12, usage of the infrastructure must be controlled by the concession grantor. This requirement is met when:

- the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price;
- the grantor controls the infrastructure, *i.e.* retains the right to take back the infrastructure at the end of the concession.

In view of the above, concession infrastructure that does not meet the requirements of IFRIC 12 is still presented as property, plant and equipment.

Under IFRIC 12, the operator's rights over infrastructure operated under concession arrangements should be accounted for based on the party primarily responsible for payment:

- the "intangible asset model" is applied when users have primary responsibility to pay for the concession services;
- and the "financial asset model" is applied when the grantor has the primary responsibility to pay the operator for the concession services.

"Primary responsibility" signifies that while the identity of the payer of the services is not an essential criterion, the person ultimately responsible for payment should be identified.

In cases where the local authority pays the Group but merely acts as an intermediary fee collector and does not guarantee the amounts receivable ("pass through arrangement"), the intangible asset model should be used to account for the concession since the users are, in substance, primarily responsible for payment.

However, where the users pay the Group, but the local authority guarantees the amounts that will be paid (e.g., via a guaranteed internal rate of return), the financial asset model should be used to account for the concession infrastructure, since the local authority is, in substance, primarily responsible for payment. In practice, the financial asset model is used to account for BOT (Build, Operate and Transfer) contracts entered into with local authorities for public services such as wastewater disposal and household waste incineration.

Pursuant to these principles:

— infrastructure to which the operator is given access by the grantor of the concession at no consideration is not recognized in the balance sheet;

— start-up capital expenditure is recognized as follows:

  — under the intangible asset model, the fair value of construction and other work on the infrastructure represents the cost of the intangible asset and should be recognized when the infrastructure is built provided that this work is expected to generate future economic benefits (e.g., the case of work carried out to extend the network). Where no such economic benefits are expected, the present value of commitments in respect of construction and other work on the infrastructure is recognized from the outset, with a corresponding adjustment to concession liabilities;

  — under the financial asset model, the amount receivable from the grantor is recognized at the time the infrastructure is built, at the fair value of the construction and other work carried out;

  — when the grantor has a payment obligation for only part of the investment, the cost is recognized in financial receivables for the amount guaranteed by the grantor, with the balance included in intangible assets.

Renewal costs consist of obligations under concession arrangements with potentially different terms and conditions (obligation to restore the site, renewal plan, tracking account, etc.).

Capital renewal and replacement costs are recognized as either (i) intangible or financial assets depending on the applicable model, when the costs are expected to generate future economic benefits (i.e. they bring about an improvement); or (ii) expenses, where no such benefits are expected to be generated (i.e. the infrastructure is restored to its original condition).

Costs incurred to restore the asset to its original condition are recognized as a renewal asset or liability when there is a timing difference between the contractual obligation calculated on a time proportion basis, and its realization.

The costs are calculated on a case-by-case basis based on the obligations associated with each arrangement.

1.5.7 Recoverable amount of property, plant and equipment and intangible assets

In order to review the recoverable amount of property, plant and equipment and intangible assets, the assets are grouped into cash-generating units (CGUs) and the carrying amount of each unit is compared with its recoverable amount.

For operating entities which the Group intends to hold on a long-term and going concern basis, the recoverable amount of an asset corresponds to the higher of its fair value less costs to sell and its value in use. Value in use is primarily determined based on the present value of future operating cash flows and a terminal value. Standard valuation techniques are used based on the following main economic data:

— discount rates based on the specific characteristics of the operating entities concerned;

— terminal values in line with the available market data specific to the operating segments concerned and growth rates associated with these terminal values, not to exceed inflation.

Discount rates are determined on a post-tax basis and applied to post-tax cash flows. The recoverable amounts calculated on the basis of these discount rates are the same as the amounts obtained by applying the pre-tax discount rates to cash flows estimated on a pre-tax basis, as required by IAS 36.

For operating entities which the Group has decided to sell, the carrying amount of the assets concerned is written down to estimated market value less costs of disposal. Where negotiations are ongoing, this value is determined based on the best estimate of their outcome as of the balance sheet date.

In the event of impairment, the impairment loss is recorded in the combined income statement under "Impairment".

1.5.8 Leases

The Group holds assets for its various activities under lease contracts.

These leases are analyzed based on the situations and indicators set out in IAS 17 in order to determine whether they constitute operating leases or finance leases.

A finance lease is defined as a lease which transfers substantially all the risks and rewards incidental to the ownership of the related asset to the lessee. All leases which do not comply with the definition of a finance lease are classified as operating leases.

The following main factors are considered by the Group to assess whether or not a lease transfers substantially all the risks and rewards incidental to ownership: whether (i) the lease transfers ownership of the asset to the lessee by the end of the lease term; (ii) the lessee has an option to purchase the asset and if so, the conditions applicable to exercising that option; (iii) the lease term is for the major part of the estimated economic life of the asset; and (iv) the asset is of a highly specialized nature. A comparison is also made between the present value of the minimum lease payments and the fair value of the asset concerned.

1.5.8.1 Accounting for finance leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.

1.5.8.2 Accounting for operating leases

Payments made under operating leases are recognized as an expense in the income statement on a straight-line basis over the lease term.

1.5.8.3 Accounting for arrangements that contain a lease

IFRIC 4 deals with the identification of services and take-or-pay sales or purchasing contracts that do not take the legal form of a lease but convey rights to customers/suppliers to use an asset or a group of assets in return for a payment or a series of fixed payments. Contracts meeting these criteria should be identified as either operating leases or finance leases. In the latter case, a finance receivable would be recognized to reflect the financing deemed to be granted by the Group where it is considered as acting as lessor and its customers as lessees.

This interpretation applies to some contracts with industrial customers relating to assets held by the Group.

1.5.9 Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value corresponds to the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories is determined based on the first-in, first-out method or the weighted average cost formula.

1.5.10 Financial instruments

Financial instruments are recognized and measured in accordance with IAS 32 and IAS 39.

1.5.10.1 Financial assets

Financial assets comprise available-for-sale securities, loans and receivables carried at amortized cost including trade and other receivables, and financial assets measured at fair value through income including derivative financial instruments.

A — Available-for-sale securities

"Available-for-sale" securities include the Group's investments in non-combined companies and equity or debt instruments that do not satisfy the criteria for classification in another category (see below).

These items are measured at fair value on initial recognition, which generally corresponds to the acquisition cost plus transaction costs.

At each balance sheet date, available-for-sale securities are measured at fair value. For listed companies, fair value is determined based on the quoted market price at the balance sheet date. For unlisted companies, fair value is measured based on standard valuation techniques (reference to similar recent transactions, discounted future cash flows, etc.).

Changes in fair value are recorded directly in equity, except when an impairment test shows that the value of the related asset has fallen to below its historical acquisition cost and the asset has therefore suffered a significant and prolonged decline in value, in which case the cumulative loss is recognized in income under "Impairment". Only impairment losses recognized on debt instruments (debt securities/bonds) may be reversed through income.

B — Loans and receivables carried at amortized cost

This item primarily includes loans and advances to associates or non-combined companies, and guarantee deposits.

On initial recognition, these loans and receivables are recorded at fair value plus transaction costs. At each balance sheet date, they are measured at amortized cost using the effective interest rate method.

On initial recognition, trade and other receivables are recorded at fair value, which generally corresponds to their nominal value. Impairment losses are recorded based on the estimated risk of non-recovery. This item includes amounts due from customers under construction contracts (see section 1.5.13).

C — Financial assets measured at fair value through income

These financial assets meet the qualification or designation criteria set out in IAS 39.

This item mainly includes trading securities and short-term investments which do not meet the criteria for classification as cash or cash equivalents (see section 1.5.11). The financial assets are measured at fair value at the balance sheet date and changes in fair value are recorded in the income statement.

1.5.10.2 Financial liabilities

Financial liabilities include borrowings, trade and other payables, derivative financial instruments, capital renewal and replacement obligations and other financial liabilities.

Financial liabilities are broken down into current and non-current liabilities in the balance sheet. Current financial liabilities primarily comprise:

- financial liabilities with a settlement or maturity date within 12 months of the balance sheet date;
- financial liabilities in respect of which the Group does not have an unconditional right to defer settlement for at least 12 months after the balance sheet date;
- financial liabilities held primarily for trading purposes;
- derivative financial instruments qualifying as fair value hedges where the underlying is classified as a current item;
- all commodity trading derivatives not qualifying as hedges.

A — Measurement of borrowings and other financial liabilities

Borrowings and other financial liabilities are measured at amortized cost using the effective interest rate method.

On initial recognition, any issue premiums/discounts, redemption premiums/discounts and issuing costs are added to/deducted from the nominal value of the borrowings concerned. These items are taken into account when calculating the effective interest rate and are therefore recorded in the combined income statement over the life of the borrowings using the amortized cost method.

As regards structured debt instruments that do not have an equity component, the Group may be required to separate an "embedded" derivative instrument from its host contract. The conditions under which these instruments must be separated are detailed below. When an embedded derivative is separated from its host contract, the initial carrying amount of the structured instrument is broken down into an embedded derivative component, corresponding to the fair value of the embedded derivative, and a financial liability component, corresponding to the difference between the amount of the issue and the fair value of the embedded derivative. The separation of components upon initial recognition does not give rise to any gains or losses. Subsequently, the debt is recorded at amortized cost using the effective interest method, while the derivative is measured at fair value, with changes in fair value taken to income.

B — Put options on minority stakes

Other financial liabilities primarily include put options granted by the Group to minority interests. As no specific guidance is provided by IFRS, the Group has adopted the following accounting treatment for these commitments:

— when the put option is initially granted, the present value of the exercise price is recognized as a financial liability, with a corresponding reduction in minority interests. When the value of the put option is greater than the carrying amount of the minority interests, the difference is recognized as goodwill;

— at each balance sheet date, the amount of the financial liability is revised and any changes in the amount are recorded with a corresponding adjustment to goodwill;

— payments of dividends to minority interests result in an increase in goodwill;

— in the income statement, minority interests are allocated their share in income. In the balance sheet, the share in income allocated to minority interests reduces the carrying amount of goodwill. No finance costs are recognized in respect of changes in the fair value of liabilities recognized against goodwill.

1.5.10.3 Derivatives and hedge accounting

The Group uses financial instruments to manage and reduce its exposure to market risks arising from fluctuations in interest rates, foreign currency exchange rates and commodity prices. Use of derivative instruments is governed by a Group policy for managing interest rate and currency risks.

A — Definition and scope of derivative financial instruments

Derivative financial instruments are contracts whose value changes in response to the change in one or more observable variables that do not require any material initial net investment and that are settled at a future date.

Derivative instruments therefore include swaps, options and futures, as well as forward commitments to purchase or sell listed and unlisted securities, and firm commitments or options to purchase or sell non-financial assets that involve physical delivery of the underlying.

B — Hedging instruments: recognition and presentation

Derivative instruments qualifying as hedging instruments are recognized in the balance sheet and measured at fair value. However, their accounting treatment varies according to whether they are classified as:

— a fair value hedge of an asset or liability;

— a cash flow hedge;

— a hedge of a net investment in a foreign operation.

• Fair value hedges

A fair value hedge is defined as a hedge of the exposure to changes in fair value of a recognized asset or liability, such as a fixed-rate loan or borrowing, or of assets, liabilities or an unrecognized firm commitment denominated in a foreign currency.

The gain or loss from remeasuring the hedging instrument at fair value is recognized in income. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is also recognized in income even if the hedged item is in a category in respect of which changes in fair value are recognized through equity. These two adjustments are presented net in the income statement, with the net effect corresponding to the ineffective portion of the hedge.

• Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that could affect the Group's combined income. The hedged cash flows may be attributable to a particular risk associated with a recognized financial or non-financial asset or a highly probable forecast transaction.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are reclassified to the income statement, under the same caption as the loss or gain on the hedged item — i.e. operating income for operating cash flows and financial income/expense for other cash flows — in the same periods in which the hedged cash flows affect income.

If the hedging relationship is discontinued, in particular because the hedge is no longer considered effective, the cumulative gain or loss on the hedging instrument remains separately recognized in equity until the forecast transaction occurs. However, if a forecast transaction is no longer probable, the cumulative gain or loss on the hedging instrument is recognized in income.

• Hedge of a net investment in a foreign operation

In the same way as for a cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge of the currency risk is recognized directly in equity, net of tax, while the ineffective portion is recognized in income. The gains or losses accumulated in equity are transferred to the combined income statement when the investment is sold.

• Identification and documentation of hedging relationships

The hedging instruments and hedged items are designated at the inception of the hedging relationship. The hedging relationship is formally documented in each case, specifying the hedging strategy, the hedged risk and the method used to assess hedge effectiveness. Only derivative contracts entered into with external counterparties are considered as being eligible for hedge accounting.

Hedge effectiveness is assessed and documented at the inception of the hedging relationship and on an ongoing basis throughout the periods for which the hedge was designated. Hedges are considered to be effective when changes in fair value or cash flows between the hedging instrument and the hedged item are offset within a range of 80%-125%.

Hedge effectiveness is demonstrated both prospectively and retrospectively using various methods, based mainly on a comparison between changes in the fair value or cash flows between the hedging instrument and the hedged item. Methods based on an analysis of statistical correlations between historical price data are also used.

1.5.10.4 Derivative instruments not qualifying for hedge accounting: recognition and presentation

These items mainly concern derivative financial instruments used in economic hedges that have not been — or are no longer — documented as hedging relationships for accounting purposes.

When a derivative financial instrument does not qualify or no longer qualifies for hedge accounting, changes in fair value are recognized directly in income, under "Mark-to-market on commodity contracts other than trading instruments", in current operating income for derivative instruments with non-financial assets as the underlying, and in financial income or expenses for currency, interest rate and equity derivatives.

1.5.11 Cash and cash equivalents

These items include cash equivalents as well as short-term investments that are considered to be readily convertible into a known amount of cash and where the risk of a change in their value is deemed to be negligible based on the criteria set out in IAS 7.

Bank overdrafts are not included in the calculation of cash and cash equivalents and are recorded under "Short-term borrowings".

1.5.12 Treasury shares

SUEZ Environnement Company does not hold any treasury shares.

1.5.13 Construction contracts

The engineering operations carried out by Degrémont and OIS fall within the scope of IAS 11 — Construction Contracts.

In accordance with IAS 11, the Group applies the percentage of completion method as described in section 1.5.16 ("Revenues") to determine the contract revenue and costs to be recorded in the combined income statement for each period.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately.

Partial payments received under construction contracts before the corresponding work has been carried out are recorded on the liabilities side of the combined balance sheet as advances received from customers. The costs incurred plus any recognized profit less any recognized losses and progress billings are then determined. If this amount is positive, it is recognized as an asset under "Amount due from customers under construction contracts" within "Trade and other receivables". If the amount is negative, it is recognized as a liability under "Amount due to customers under construction contracts" within "Trade and other payables".

1.5.14 Share-based payment

Under IFRS 2, the Group is required to recognize an expense corresponding to benefits granted to employees in the form of share-based payments, in consideration for services provided.

Pursuant to the provisions of this standard, only plans granted after November 7, 2002 which had not yet vested at January 1, 2005 have been recognized. Plans granted prior to November 7, 2002 have not been measured and are not recognized in the financial statements.

1.5.14.1 Stock option plans

SUEZ options granted to Group employees are measured at the grant date using a binomial pricing model, which takes into account the characteristics of the plan concerned (exercise price, exercise period), market data at the time of grant (risk-free rate, share price, volatility, expected dividends), and a behavioral assumption in relation to beneficiaries. The value determined is recorded in personnel costs over the vesting period, offset through equity.

1.5.14.2 Bonus shares

SUEZ bonus share plans are also accounted for in accordance with IFRS 2. The corresponding personnel cost is recorded in the combined income statement over the vesting period, offset through equity.

1.5.14.3 Employee share purchase plans

The Group's corporate savings plans, which enable employees to subscribe to SUEZ shares at a lower-than-market price, are accounted for in accordance with IFRS 2.

1.5.15 Provisions

1.5.15.1 Pensions and other employee benefit obligations

Depending on the laws and practices in force in the countries where SUEZ Environnement Company operates, Group companies have obligations in terms of pensions, early retirement payments, retirement bonuses and other benefit plans. Such obligations generally apply to all of the employees within the companies concerned.

The Group's obligations in relation to pensions and other employee benefits are recognized and measured in accordance with IAS 19. Accordingly:

- the cost of defined contribution plans is expensed based on the amount of contributions payable in the period;
- the Group's obligations concerning pensions and other employee benefits payable under defined benefit plans are assessed on an actuarial basis. These calculations are based on assumptions relating to mortality, staff turnover and estimated future salary increases, as well as the economic conditions specific to each country or subsidiary of the Group. Discount rates are determined by reference to the yield, at the measurement date, on high-quality corporate bonds in the related geographical area (or on government bonds in countries where no representative market for such corporate bonds exists).

Provisions are recorded when commitments under these plans less the unrecognized past service cost exceed the fair value of plan assets. Where the value of plan assets (capped where appropriate) is greater than the related commitments, the surplus is recorded as an asset under "Other current assets" or "Other non-current assets".

As regards employee benefit obligations, the Group has elected to use the option available under IAS 19 and to discontinue the corridor method. Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are henceforth recognized directly in equity and are shown in a statement of recognized income and expense (SORIE). Where appropriate, adjustments resulting from applying the asset ceiling to net assets relating to overfunded plans are treated in a similar way.

However, actuarial gains and losses on other long-term benefits such as long-service awards, continue to be recognized immediately in income.

The interest cost in respect of pensions and other employee benefit obligations is presented as a financial expense.

1.5.15.2 Other provisions

The Group records a provision where it has a present obligation (legal or constructive), the settlement of which is expected to result in an outflow of resources embodying economic benefits with no corresponding consideration in return.

A provision for restructuring costs is recorded when the general criteria for setting up a provision are met, i.e. when the Group has a detailed formal plan relating to the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Provisions with a maturity of over 12 months are discounted when the effect of discounting is material. The Group's main long-term provisions are provisions for site restoration costs relating to the waste services business. The discount rate (or rates) used reflect current market assessments of the time value of money and the risks specific to the liability concerned. Expenses corresponding to the reversal of discounting adjustments to long-term provisions are recorded under other financial income and expenses.

A provision is recognized when the Group has a present legal or constructive obligation to restore a site. The counterpart for this provision is included in the carrying amount of the asset concerned (see Note 1.5.5). Adjustments to the provision due to subsequent changes in the expected outflow of resources, the site rehabilitation date or the discount rate are deducted from or added to the cost of the corresponding asset in a symmetrical manner. The impacts of unwinding the discount are recognized in expenses for the period.

1.5.16 Revenues

Group revenues (as defined by IAS 18) are mainly generated from the following:

— Water services

— Waste services

— Engineering and construction contracts and other services

Revenues on sales of goods are recognized on delivery, i.e. when the significant risks and rewards of ownership are transferred to the buyer. For services and construction contracts, revenues are recognized using the percentage of completion method. In both cases, revenues are recognized solely when the transaction price is fixed or can be reliably determined and the recovery of the amounts due is probable.

Revenues are measured at the fair value of the consideration received or receivable. Where deferred payment has a material impact on the measurement of the fair value of this consideration, this is taken into account by discounting future receipts.

1.5.16.1 Water services

Revenues generated by water distribution are recognized based on volumes delivered to customers, either specifically metered and invoiced or estimated based on the output of the supply networks.

For wastewater services and wastewater treatment, either the price of the services is included in the water supply invoice or it is specifically invoiced to the local authority or industrial customer concerned.

Commission fees received from the grantors of concessions are recorded as revenues.

1.5.16.2 *Waste services*

Revenues arising from waste collection are generally recognized based on the tonnage collected and the service provided by the operator.

Revenues from other forms of treatment (principally sorting and incineration) are recognized based on volumes processed by the operator and the incidental revenues generated by recycling and reuse, such as the sale of paper, cardboard, glass, metals and plastics for sorting centers, and the sale of electricity and heat for incinerators.

1.5.16.3 Engineering and construction contracts and other services

Revenues from construction contracts are determined using the percentage of completion method and more generally according to the provisions of IAS 11 (see section 1.5.13). Depending on the contract concerned, the stage of completion may be determined either based on the proportion that costs incurred to date bear to the estimated total costs of the transaction, or on the physical progress of the contract based on factors such as contractually defined stages. This item also includes income from financial concession assets (IFRIC 12) and lease receivables (IFRIC 4).

1.5.17 Current operating income

Current operating income is an indicator used by the SUEZ group to present "a level of operational performance that can be used as part of an approach to forecast recurring performance". Current operating income is a sub-total which helps management to better understand the Group's performance because it excludes elements which are inherently difficult to predict due to their unusual, irregular or non-recurring nature. Such elements relate to asset impairments and disposals, restructuring costs, and mark-to-market on commodity contracts other than trading instruments, which are defined as follows:

- Impairment includes impairment losses on non-current assets.
- Disposals of assets include capital gains and losses on disposals of non-current assets, combined companies and available-for-sale securities.
- Restructuring costs concern costs corresponding to a restructuring program planned and controlled by management that materially changes either the scope of a business undertaken by an entity, or the manner in which that business is conducted, based on the criteria set out in IAS 37.
- Mark-to-market on commodity contracts other than trading instruments corresponds to changes in the fair value (mark-to-market) of financial instruments relating to commodities, gas and electricity, which do not qualify as either trading or hedging instruments. These contracts are used in economic hedges of operating transactions.

1.5.18 Cash flow statement

"Interest received on non-current financial assets" is classified within investing activities because it represents a return on investments. "Interest received on cash and cash equivalents" is shown as a component of financing activities because the interest can be used to reduce borrowing costs. This classification is consistent with the Group's internal organization, where debt and cash and cash equivalents are centrally managed by the Group's treasury department.

1.5.19 Tax

The Group computes taxes in accordance with prevailing tax legislation in the countries where income is earned.

In accordance with IAS 12, deferred taxes are recognized according to the liability method on temporary differences between the carrying amounts of assets and liabilities in the combined financial statements and their tax bases, using tax rates that have been enacted or substantively enacted by the balance sheet date. However, under the provisions of IAS 12, no deferred taxes are recognized for temporary differences arising from goodwill for which impairment losses are not deductible for tax purposes, or the initial recognition of an asset or liability in a transaction which (i) is not a business combination; and (ii) at the time of the transaction, affects neither accounting income nor taxable income. In addition, deferred tax assets are only recognized to the extent that it is probable that taxable income will be available against which the deductible temporary difference can be utilized.

Temporary differences arising on restatements of finance leases result in the recognition of deferred taxes.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except if the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Net balances of deferred tax are calculated based on the tax position of each company.

Deferred taxes are reviewed at each balance sheet date to take into account factors including the impact of changes in tax laws and the prospects of recovering deferred tax assets arising from deductible temporary differences.

Deferred tax assets and liabilities are not discounted.

1.5.20 Earnings per share

The basic earnings per share is calculated by dividing the net income group share for the fiscal year by the number of shares representing SUEZ Environnement Company.

The number of shares taken into account to calculate the combined earnings per share is the number of SUEZ Environnement Company's shares at the sate of its listing.

Note — 2. Significant events

2.1 Significant events in 2007

2.1.1 Public tender offer for minority shares in Sociedad General de Aguas de Barcelona (AGBAR)

On October 1, 2007, SUEZ, la Caixa and their jointly-owned entity Hisusa filed a public tender offer for all of the Agbar shares they did not already own with the Spanish stock market authority (CNMV). The offer became binding and unconditional on December 27, 2007, when it was approved by the CNMV.

In view of the timing, nature and conditions of the offer, SUEZ considers that it has granted an irrevocable commitment to minority shareholders. Accordingly, an amount of €918 million was recognized within debt in the Group's 2007 combined financial statements, corresponding to its share (51%) in the tender offer for minority Agbar shares. The matching entry for the debt is a €424 million reduction in minority interests and a €494 million increase in goodwill.

2.1.2 Acquisitions

The Group acquired 2.9% of Agbar from various non-Group companies in 2007, for a total amount of €117 million prior to the launch of the public tender offer.

SUEZ Environnement acquired a 33% stake in Spanish-based Aguas de Valencia from non-Group companies for an amount of €135 million, and a 15% interest in Indaver (Waste services in Belgium) from another SUEZ group entity for an amount of €70 million.

SITA UK acquired 100% of Easco, a metals recycling company which reported revenues of more than €110 million in 2006.

2.1.3 Disposals

In 2007 the Agbar group sold all of its shares in Applus, a company specializing in technology inspection and certification activities, for a price of €276 million in the combined financial statements.

2.1.4 Planned spin-off by SUEZ of 65% of its Environment business

At December 31, 2007, SUEZ owned the entire share capital of SUEZ Environnement.

On September 2, 2007, the Boards of Directors of SUEZ and Gaz de France approved the merger between the two groups and the spin-off of 65% of SUEZ's Environment business to its shareholders (see first paragraph of Note 1). Upon completion of these two operations in the first half of 2008, the new GDF-SUEZ group will hold a 35% interest in SUEZ Environnement in accordance with a shareholder agreement. This agreement should allow SUEZ Environnement to be fully consolidated in the accounts of the new GDF-SUEZ group in 2008.

2.2 Significant events in 2006

2.2.1 Withdrawal from Argentina

Following the termination by the Argentinean government of Aguas Argentinas' concession contract in Buenos Aires on March 21, 2006, all of the operational assets associated with the contract were confiscated. The resources and workforce employed in connection with the concession were fully taken over by the state-owned company, AYSA. Aguas Argentinas was placed in judicial administration (*concurso preventivo*) in May 2006. As a result, the contribution of Aguas Argentinas to the combined financial statements for the period covers only the first two months of the year 2006. Its assets had been written down in full in the 2005 combined financial statements (see Note 29 "Legal and arbitration proceedings").

2.2.2 Acquisitions

In 2006, the SUEZ Environnement Group carried out a number of large-scale acquisitions:

— The Agbar group acquired all of the capital of Bristol Water, a regulated water supplier in the UK. The acquisition price in the combined financial statements amounts to €130.9 million.

— The Agbar group also acquired the entire capital of the RTD group, which provides inspection and certification services to a number of countries. The acquisition price in the combined financial statements is €91.2 million.

SUEZ Environnement acquired additional shares in Acea, an Italian water, gas and electricity company listed on the Milan stock exchange, through its subsidiary Ondeo Italia for an amount of €21 million. At December 31, 2006, Ondeo Italia held 4.91% of Acea.

SUEZ Environnement acquired the remaining 50% interest in Star which it did not already own for an amount of €29 million.

Sino-French Water Development acquired 50% of the Changshu and Chongquing Sewage contracts in China. This acquisition amounts to €44 million in the combined financial statements. SFWD is 50%-owned by the Group.

2.2.3 Disposals

In July 2006, SUEZ Environnement sold 49% of its Indonesian subsidiary PT Pam Lyonnaise Jaya, but retained a majority stake of 51%.

SUEZ Environnement sold all of its shares in Teris LLC through its US subsidiary to Clean Harbour, for a total price of €42 million.

SUEZ Environnement also sold three of its Ondeo Industrie Services subsidiaries in Germany.

2.3 Significant events in 2005

2.3.1 Acquisitions

In 2005, SUEZ Environnement acquired a 3.8% interest in Acea, an Italian water, gas and electricity company listed on the Milan stock exchange, through its subsidiary Ondeo Italia for an amount of €70 million.

2.3.2 Disposals

In 2005, SUEZ Environnement and Agbar respectively floated 4.75% of the shares of Lydec on the Moroccan stock market, and 43.5% of the capital of IAM on the Chilean stock market. In April 2005, SUEZ Environnement also sold its 25% interest in Northumbrian Water Group (water production, distribution and treatment) to OTPP (Ontario Teachers' Pension Plan) for €382 million.

Note — 3. Segment information

In accordance with IAS 14, the Group's primary reporting format is business segments and its secondary reporting format is geographical location.

The Group's business segments for 2007, 2006 and 2005 are:

— Water Europe;

— Waste Europe;

— International;

— Other.

A distinction is made between water distribution and treatment services and waste collection and treatment services in Europe.

International operations are classified separately from water and waste services provided in Europe. This segmentation is consistent with the Group's internal organization and management structure, and reflects the different development strategies adopted for its European business and for its activities further afield.

3.1 Business segments

SUEZ Environnement Company's subsidiaries have been organized into the following segments:

- Water Europe — the subsidiaries in this segment provide private customers, local authorities and industrial clients with water distribution and treatment services, notably under concession contracts (water management).
- Waste Europe — the subsidiaries in this segment provide local authorities and industrial clients with waste collection and treatment services, including collection, sorting, recycling, composting and landfilling as well as energy recovery and treatment services for regular and hazardous waste materials.
- International — the subsidiaries in this segment develop water, waste and engineering services depending on the opportunities that may arise, with a special focus on managing risks resulting from specific local environments, by setting up partnerships, entering into hedges, and limiting invested capital or other investments in highly regulated environments.

The "Other" segment is made up of holding companies (SUEZ Environnement and R+i Alliance) and also includes the operations eliminated from the first three segments.

3.1.1 Segment information — income statement

	2007					
	Water Europe	**Waste Europe**	**International**	**Other**	**Eliminations**	**TOTAL**
			In millions of euros			
Total revenues	**3,916.8**	**5,558.2**	**2,645.0**	**36.0**	**(121.9)**	**12,034.1**
— Revenues (external sales)	3,903.5	5,511.0	2,609.6	10.0	—	12,034.1
— Inter-segment sales (intra-Group)	13.3	47.2	35.4	26.0	(121.9)	0.0
Gross operating income/(loss)	839.9	904.8	395.3	(36.4)	—	2,103.6
Current operating income/(loss)	413.5	459.0	270.1	(81.2)	—	1,061.4
— Mark-to-market on commodity contracts other than trading instruments (IAS 32/39)	—	—	(5.7)	—	—	(5.7)
— Impairment	(17.0)	(8.1)	(10.4)	0.1	—	(35.4)
— Restructuring costs	(5.4)	(10.5)	(7.1)	10.7	—	(12.3)
Segment result (IAS 14)	*391.1*	*440.4*	*246.9*	*(70.4)*	—	*1,008.0*
— Asset disposals	149.6	1.3	12.5	18.0	—	181.4
Income/(loss) from operating activities	**540.7**	**441.7**	**259.4**	**(52.4)**	**—**	**1,189.4**
Depreciation and amortization (in current operating income)	(258.4)	(406.2)	(128.2)	(1.8)	—	(794.6)
Share in net income of associates	13.1	3.0	6.5	0.0	—	22.6

	2006					
	Water Europe	Waste Europe	International	Other	Eliminations	TOTAL
	In millions of euros					
Total revenues	**3,827.8**	**4,944.9**	**2,750.2**	**37.0**	**(113.3)**	**11,446.6**
— Revenues (external sales)	3,816.7	4,903.1	2,713.3	13.5	—	11,446.6
— Inter-segment sales (intra-Group)	11.1	41.8	36.9	23.5	(113.3)	0.0
Gross operating income/(loss)	784.1	844.4	402.2	(45.3)	—	1,985.4
Current operating income/(loss)	396.3	423.8	284.9	(44.6)	—	1,060.4
— Mark-to-market on commodity contracts other than trading instruments (IAS 32/39)	—	—	(1.9)	0.0	—	(1.9)
— Impairment	(9.1)	(23.3)	(22.6)	1.1	—	(53.9)
— Restructuring costs	(2.4)	(2.6)	0.1	5.9	—	1.0
Segment result (IAS 14)	*384.8*	*397.9*	*260.5*	*(37.6)*	—	*1,005.6*
— Asset disposals	88.0	0.6	37.8	23.3	—	149.7
Income/(loss) from operating activities	**472.8**	**398.5**	**298.3**	**(14.3)**	**—**	**1,155.3**
Depreciation and amortization (in current operating income)	(236.5)	(370.3)	(122.8)	(2.5)	—	(732.1)
Share in net income of associates	5.2	11.7	3.8	0.0	—	20.7

	2005					
	Water Europe	Waste Europe	International	Other	Eliminations	TOTAL
	In millions of euros					
Total revenues	**3,645.9**	**4,570.2**	**2,957.1**	**45.3**	**(126.5)**	**11,092.0**
— Revenues (external sales)	3,638.5	4,529.4	2,912.0	12.1	—	11,092.0
— Inter-segment sales (intra-Group)	7.4	40.8	45.1	33.2	(126.5)	0.0
Gross operating income/(loss)	772.0	730.6	433.8	(24.6)	—	1,911.8
Current operating income/(loss)	369.6	369.3	296.7	(35.8)	—	999.8
— Mark-to-market on commodity contracts other than trading instruments (IAS 32/39)	0.0	0.0	0.4	0.0	—	0.4
— Impairment	(4.2)	(61.7)	(135.3)	(7.9)	—	(209.1)
— Restructuring costs	(9.5)	(4.8)	20.9	(33.2)	—	(26.6)
Segment result (IAS 14)	*355.9*	*302.8*	*182.8*	*(77.1)*	—	*764.4*
— Asset disposals	178.3	280.5	14.9	35.6	—	509.3
Income/(loss) from operating activities	**534.2**	**583.3**	**197.7**	**(41.4)**	**—**	**1,273.8**
Depreciation and amortization (in current operating income)	(238.5)	(344.9)	(126.2)	(4.0)	—	(713.6)
Share in net income of associates	16.7	(2.3)	4.4	0.0	—	18.8

3.1.2 Segment information — balance sheet

	Dec. 31, 2007				
	Water Europe	Waste Europe	International	Other	TOTAL
	In millions of euros				
Segment assets (IAS 14)	5,268.4	5,802.4	3,461.3	53.2	14,585.3
Segment liabilities (IAS 14)	2,867.2	2,256.0	1,660.8	50.5	6,834.5
Investments in associates	119.6	57.1	61.2	(0.2)	237.7
Capital employed (at year-end)	3,292.3	3,954.7	2,007.9	28.6	9,283.5

	Dec. 31, 2006				
	Water Europe	Waste Europe	International	Other	TOTAL
	In millions of euros				
Segment assets (IAS 14)	4,964.3	5,330.1	3,399.4	40.8	13,734.6
Segment liabilities (IAS 14)	2,785.0	2,220.8	1,779.5	108.7	6,894.0
Investments in associates	103.8	59.7	57.6	(0.2)	220.9
Capital employed (at year-end)	2,977.9	3,465.3	1,853.1	(1.3)	8,295.0

	Dec. 31, 2005				
	Water Europe	Waste Europe	International	Other	TOTAL
	In millions of euros				
Segment assets (IAS 14)	4,659.1	4,910.4	3,782.3	29.9	13,381.7
Segment liabilities (IAS 14)	2,800.4	2,127.3	2,117.5	113.6	7,158.8
Investments in associates	109.6	89.9	56.7	(0.2)	256.0
Capital employed (at year-end)	2,432.4	3,256.1	1,951.1	(27.7)	7,611.9

3.1.3 Segment information — cash flow statement

	2007				
	Water Europe	Waste Europe	International	Other	TOTAL
	In millions of euros				
Cash generated from operations before income tax and working capital requirements	641.3	863.4	359.9	(40.3)	1,824.3
Acquisitions of property, plant and equipment and intangible assets(a)	(338.9)	(502.6)	(242.6)	(1.8)	(1,085.9)
Disposals of property, plant and equipment and intangible assets(b)	26.4	21.8	1.8	0.0	50.0

	2006				
	Water Europe	Waste Europe	International	Other	TOTAL
	In millions of euros				
Cash generated from operations before income tax and working capital requirements	622.4	806.7	403.3	(46.7)	1,785.7
Acquisitions of property, plant and equipment and intangible assets(a)	(302.6)	(463.0)	(225.5)	(1.9)	(993.0)
Disposals of property, plant and equipment and intangible assets(b)	9.7	34.6	7.6	(1.4)	50.5

	2005				
	Water Europe	Waste Europe	International	Other	TOTAL
	In millions of euros				
Cash generated from operations before income tax and working capital requirements	607.8	720.4	389.7	(61.4)	1,656.5
Acquisitions of property, plant and equipment and intangible assets(a)	(269.3)	(421.2)	(283.7)	(3.7)	(977.9)
Disposals of property, plant and equipment and intangible assets(b)	22.8	40.5	9.7	0.3	73.3

(a) Acquisitions of property, plant and equipment and intangible assets presented in this table do not include the impact of the change in accounts payable on fixed assets, which totaled a negative €47.0 million at December 31, 2007, a negative €11.0 million at December 31, 2006, and a negative €47.6 million at December 31, 2005.

(b) Similarly, disposals of property, plant and equipment and intangible assets do not include the impact of the change in accounts receivable on fixed assets, which totaled a positive €0.7 million at December 31, 2007, a positive €17.8 million at December 31, 2006, and a negative €27.6 million at December 31, 2005.

3.2 *Geographical location*

The amounts set out below are analyzed by:

— destination of products and services sold for revenues;

— geographical location of the subsidiaries for other information.

	Revenues			Segment assets			Investments			Capital Employed		
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros											
France	5,244.2	4,453.6	4,229.8	5,613.7	5,203.6	4,884.8	458.4	419.6	316.6	1,971.0	1,639.2	1,418.6
Europe	5,052.2	4,556.0	4,224.2	6,074.8	5,621.6	5,267.0	421.6	370.4	387.2	5,447.6	4,846.1	4,272.8
International	1,737.7	2,437.0	2,638.0	2,896.8	2,909.4	3,229.9	205.9	203.0	274.1	1,864.9	1,809.7	1,920.5
Total	**12,034.1**	**11,446.6**	**11,092.0**	**14,585.3**	**13,734.6**	**13,381.7**	**1,085.9**	**993.0**	**977.9**	**9,283.5**	**8,295.0**	**7,611.9**

Aguas Andinas, a Chilean water distribution company based in the Santiago region, is fully combined within Agbar's accounts. The contribution of Aguas Andinas is classified together with the other impacts of Spanish group Agbar under "Europe".

3.3 Reconciliation of segment information with the combined financial statements

3.3.1 Segment assets

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
Intangible assets	1,712.9	1,721.5	1,764.3
Goodwill	2,720.2	2,244.2	2,005.0
Property, plant and equipment	5,918.6	5,689.6	5,414.6
Other receivables carried at amortized cost	—	—	—
Derivative instruments not related to net debt (Note 13.1.3)	23.0	19.0	6.3
Trade and other receivables (Note 13.1.2)	3,147.5	3,083.9	3,157.0
Inventories	242.5	245.9	272.8
Other current and non-current assets (Note 16)	820.6	730.5	761.7
TOTAL SEGMENT ASSETS	**14,585.3**	**13,734.6**	**13,381.7**
OTHER UNALLOCATED ASSETS	4,152.4	4,380.3	4,260.2
TOTAL ASSETS	**18,737.7**	**18,114.9**	**17,641.9**

3.3.2 Segment liabilities

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
Current and non-current provisions (Note 18)	1,296.4	1,379.6	1,548.0
Derivative instruments not related to net debt (Note 13.2.2)	11.3	12.5	0.0
Trade and other payables (Note 13.2.3)	3,714.7	3,852.9	3,847.0
Other current and non-current liabilities	1,812.1	1,649.0	1,763.8
TOTAL SEGMENT LIABILITIES	**6,834.5**	**6,894.0**	**7,158.8**
OTHER UNALLOCATED LIABILITIES AND EQUITY	11,903.2	11,220.9	10,483.1
TOTAL LIABILITIES AND EQUITY	**18,737.7**	**18,114.9**	**17,641.9**

3.3.3 Capital employed

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
+ SEGMENT ASSETS	14,585.3	13,734.6	13,381.7
− SEGMENT LIABILITIES	6,834.5	6,894.0	7,158.8
+ Available-for-sale securities (excl. changes in fair value)	756.0	560.3	544.2
+ Loans and advances to associates and non-combined companies	582.4	652.3	550.6
+ Investments in associates (Note 11.1)	237.7	220.9	256.0
− Derivative instruments not related to net debt	11.7	6.5	6.3
− Actuarial gains and losses on pension obligations	29.4	(30.0)	(45.6)
− Other financial liabilities (Note 13.2.4)	2.3	2.6	1.1
= Capital employed	**9,283.5**	**8,295.0**	**7,611.9**

3.3.4 Gross operating income

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
		In millions of euros	
Current operating income	1,061.4	1,060.4	999.8
− Depreciation, amortization and provisions (including provisions included in personnel costs)	(742.7)	(679.8)	(694.6)
+ Financial income excluding interest	31.8	27.2	21.0
+ Share in net income of associates	22.6	20.7	23.8
− Impairment of goodwill relating to associates	—	—	(5.0)
− Share-based payment (IFRS 2)	(37.2)	(4.5)	(13.4)
− Net disbursements under concession contracts	(207.9)	(192.8)	(154.2)
Gross operating income	**2,103.6**	**1,985.4**	**1,911.8**

Note — 4. Current operating income

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
Revenues	12,034.1	11,446.6	11,092.0
Purchases	(2,210.1)	(2,384.4)	(2,224.7)
Personnel costs	(3,140.1)	(2,967.4)	(3,007.8)
Depreciation, amortization and provisions	(754.9)	(679.8)	(694.6)
Other operating income and expenses, net	(4,867.6)	(4,354.6)	(4,165.1)
CURRENT OPERATING INCOME	**1,061.4**	**1,060.4**	**999.8**

4.1 Revenues

Group revenues per category (see Note 3.1.1) break down as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
Sale, transport and distribution of electricity	412.6	348.2	316.7
Water and waste services	10,527.7	9,959.7	9,697.8
Engineering and construction contracts and other services	1,093.8	1,138.7	1,077.5
Total	**12,034.1**	**11,446.6**	**11,092.0**

The decrease in revenues from "Engineering and construction contracts" reflects the slowdown in Degrémont's engineering business, which is inherently more volatile than other activities and had enjoyed a particularly robust year in 2006.

4.2 Personnel costs

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
Salaries and payroll costs/pension expense	(3,091.8)	(2,946.9)	(2,994.3)
Share-based payment	(48.3)	(20.5)	(13.5)
Total	**(3,140.1)**	**(2,967.4)**	**(3,007.8)**

The net costs relating to pension plans (defined benefit and defined contribution) are presented in Note 19.

Share-based payments are disclosed in Note 25.

4.3 Depreciation, amortization and provisions

Amounts are shown below net of reversals.

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
Depreciation and amortization	(791.1)	(745.2)	(703.3)
Write-down of inventories and trade receivables	(3.5)	13.1	(10.3)
Provisions	39.7	52.3	19.0
Total	**(754.9)**	**(679.8)**	**(694.6)**

4.4 Other operating and expenses, net

Other operating income and expenses include the following amounts:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
Other operating income	**86.1**	**153.4**	**166.7**
Other operating expenses	**(4,953.7)**	**(4,508.0)**	**(4,331.8)**
Subcontracting expenses	(1,498.9)	(1,330.7)	(1,659.0)
Other	(3,454.8)	(3,177.3)	(2,672.8)
Total	**(4,867.6)**	**(4,354.6)**	**(4,165.1)**

"Other" relates mainly to rental expenses, external personnel costs, commissions and fees paid to intermediaries, and taxes other than income tax.

Changes over the period chiefly reflect the addition of a number of entities in France and the UK to the combined group.

Note — 5. Income from operating activities

	2007	2006	2005
	In millions of euros		
CURRENT OPERATING INCOME	**1,061.4**	**1,060.4**	**999.8**
Mark-to-market on commodity contracts other than trading instruments	(5.7)	(1.9)	0.4
Impairment of property, plant and equipment, intangible assets and financial assets	(35.4)	(53.9)	(209.1)
Restructuring costs	(12.3)	1.0	(26.6)
Disposals of assets, net	181.4	149.7	509.3
INCOME FROM OPERATING ACTIVITIES	**1,189.4**	**1,155.3**	**1,273.8**

5.1 Mark-to-market on commodity contracts other than trading instruments

To optimize their margins, certain Group companies have implemented economic hedging strategies using forward contracts (with or without physical delivery of the underlying) traded on wholesale markets. These contracts aim to reduce the sensitivity of the Group's margin to fluctuations in commodity prices.

However, as these contracts cover the entities' net exposure to price risk, they are not eligible for hedge accounting under IAS 39 — Financial Instruments: Recognition and Measurement. Consequently, all changes in the fair value of forward contracts in 2007 must be reflected in the income statement.

5.2 Impairment of property, plant and equipment, intangible assets and financial assets

	2007	2006	2005
	In millions of euros		
Asset impairment			
Goodwill	(0.8)	(8.2)	(38.6)
Property, plant and equipment and other intangible assets	(29.4)	(39.8)	(156.5)
Financial assets	(15.4)	(16.0)	(31.8)
Total	**(45.6)**	**(64.0)**	**(226.9)**
Reversals of impairment losses	**10.2**	**10.1**	**17.8**
Total	**(35.4)**	**(53.9)**	**(209.1)**

In the event of significant adverse events (contractual disputes, downturn in the economic environment for certain business segments or countries), the Group reviews the value in use of the assets affected and may recognize impairment losses on some of those assets.

All goodwill cash-generating units (CGUs) are tested for impairment. In 2007, impairment tests were carried out by reference to the database as at end-June 2007 and to a review of events occurred in the second half of the year. The calculation of the recoverable amount of CGUs takes into account three scenarios (low, medium and high). The "medium" scenario is usually applied to compare the CGU's recoverable amount with its carrying amount.

The discount rates applied are determined on the basis of the weighted average cost of capital adjusted to reflect business, country and currency risks associated with each CGU reviewed. Discount rates correspond to a risk-free market interest rate plus a country risk premium.

The discount rates used in 2007 to calculate the present value of future cash flows in the impairment test ranged from 5.2% to 15.3%, compared with discount rates of between 5.1% and 12.3% in 2006, and between 5.0% and 14.6% in 2005.

5.2.1 *Impairment of goodwill*

The table below sets out the assumptions used to review the recoverable amount of the main cash-generating units:

Cash-generating units	Measurement method	Discount rate
United Water	Multiples + DCF	5.24%
SITA UK	DCF	6.70%
Agbar	Share price	
SITA Nederland BV	DCF	6.90%
SITA France	DCF	5.70%
SE Deutschland GmbH	DCF	7.00%

5.2.2 *Impairment of other assets*

Depreciation of inventories and trade receivables are presented in Note 4 "Depreciation, amortization and provisions".

In 2007, the most significant write-downs on property, plant and equipment and intangible assets were taken by Lyonnaise des Eaux France and the European Waste Services business.

In 2006, impairment losses recognized on property, plant and equipment and intangible assets related primarily to European Waste Services and International Operations segments (water activities in Argentina).

In 2005, impairment losses recognized on property, plant and equipment and intangible assets chiefly concerned:

— assets of North American and Brazilian companies (€61 million);

— assets belonging to Argentine companies (€65 million).

5.3 Restructuring costs

Restructuring costs in 2007 related to site closures.

Contract termination costs in 2005 amounted to a negative €12 million. Payment of a performance bond further to SUEZ's termination of its water distribution concession in Santa Fe (Argentina) had a negative impact of €16 million.

5.4 Disposals of assets

	2007	2006	2005
	In millions of euros		
Disposals of property, plant and equipment and intangible	15.6	13.3	36.4
Disposals of shares	165.8	136.4	472.9
Total	**181.4**	**149.7**	**509.3**

— 2007 transactions

The Group sold its 53.1% stake in technological inspection and certification specialist Applus via Agbar. The capital gain recognized in the combined financial statements at December 31, 2007 in respect of this transaction amounts to €124 million.

— 2006 transactions

In 2006, the Group sold 49% of its interest in PT Pam Lyonnaise Jaya, generating a gain of €44 million.

Gains from the sale of the Group's interests in Teris LLC in the US totaled €11 million in 2006.

The Group's withdrawal from Argentina also added to total gains on share disposals.

— 2005 transactions

In 2005, disposal gains were generated on the sale of the Group's remaining 25% interest in Northumbrian Water Group (€263 million) and of its Chilean operations (flotation of IAM, Ondeo Chile capital decrease), in an amount of €93 million.

Note — 6. Financial income/(loss)

	2007			2006			2005		
	Expenses	Income	Total	Expenses	Income	Total	Expenses	Income	Total
	In millions of euros								
Net finance costs	**(309.2)**	**54.8**	**(254.4)**	**(269.3)**	**51.5**	**(217.8)**	**(334.2)**	**39.1**	**(295.1)**
Interest on gross borrowings	(304.5)	—	(304.5)	(268.8)	—	(268.8)	(290.9)	—	(290.9)
Exchange differences on borrowings and hedges	(1.1)	—	(1.1)	(0.5)	—	(0.5)	(43.3)	—	(43.3)
Gains and losses on hedges of borrowings	(3.6)	—	(3.6)	—	2.9	2.9	—	9.5	9.5
Gains and losses on cash and cash equivalents and financial assets at fair value through income	—	54.8	54.8	—	48.6	48.6	—	29.6	29.6
Other financial income and expenses	**(56.5)**	**48.2**	**(8.3)**	**(62.2)**	**116.0**	**53.8**	**(89.2)**	**108.8**	**19.6**
Financial income/(loss)	**(365.7)**	**103.0**	**(262.7)**	**(331.5)**	**167.5**	**(164.0)**	**(423.4)**	**147.9**	**(275.5)**

6.1 Net finance costs

This item primarily includes interest expenses related to gross borrowings (calculated using the effective interest rate), exchange differences arising from foreign currency borrowings, gains and losses arising from foreign currency and interest rate hedging transactions on gross borrowings, together with interest income on cash investments, and changes in the fair value of financial assets at fair value through income.

	2007	2006	2005
	In millions of euros		
Interest on gross borrowings	(304.5)	(268.8)	(290.9)
Exchange differences on borrowings and hedges	(1.1)	(0.5)	(43.3)
Gains and losses on hedges of borrowings	(3.6)	2.9	9.5
Gains and losses on cash and cash equivalents and financial assets at fair value through income	54.8	48.6	29.6
Total	**(254.4)**	**(217.8)**	**(295.1)**

The rise in interest costs in 2007 reflects mainly the increase in debt.

The Group's withdrawal from Water operations in Argentina led to a €42 million reduction in interest costs on gross borrowings in 2006.

In 2005, exchange losses mainly related to the Chilean peso (a negative €35 million) and Argentine peso (a negative €9 million).

The significant rise in financial income is linked to higher levels of cash and cash equivalents.

6.2 Other financial expenses

	2007	2006	2005
	In millions of euros		
Unwinding of discounting adjustments to provisions	(43.3)	(35.1)	(39.8)
Interest on trade and other payables	(9.4)	(4.7)	(1.6)
Exchange losses	(3.8)	(14.4)	(8.9)
Other financial expenses	0.0	(8.0)	(38.9)
Total	**(56.5)**	**(62.2)**	**(89.2)**

The fall in the "Other financial expenses" item essentially relates to a decrease in debt waivers.

6.3 Other financial income

	2007	2006	2005
	In millions of euros		
Income from available-for-sale securities	33.7	28.0	19.9
Interest income on trade and other receivables	11.0	0.7	1.2
Interest income on loans and receivables carried at amortized cost	2.7	0.9	2.7
Exchange gains	0.0	12.7	12.0
Other financial income	0.8	73.7	73.0
Total	**48.2**	**116.0**	**108.8**

"Other financial income" includes the positive impact of renegotiated terms for the debt owed by the Group's Argentine companies (€57 million for Aguas Argentinas in 2006 and €19 million for Santa Fe in 2005).

Note — 7. Income tax expense

7.1 Analysis of the income tax expense recognized in the income statement

7.1.1 Breakdown of the income tax expense

The income tax expense recognized in income for 2007 amounts to €273.5 million (€276.1 million in 2006 and €241.1 million in 2005), and breaks down as follows:

	Income tax expense		
	2007	**2006**	**2005**
	In millions of euros		
Current income tax			
France	(119.4)	(130.0)	(124.7)
Outside France	(163.1)	(132.0)	(126.8)
Total	**(282.5)**	**(262.0)**	**(251.5)**
Deferred taxes			
France	3.2	(9.0)	(2.2)
Outside France	5.8	(5.1)	12.6
Total	**9.0**	**(14.1)**	**10.4**
Total income tax expense recognized in income for the year	**(273.5)**	**(276.1)**	**(241.1)**

7.1.2 Reconciliation between theoretical income tax expense and the Group's actual income tax expense

	2007	**2006**	**2005**
	In millions of euros		
Combined net income	**675.8**	**735.9**	**775.9**
— Share in net income of associates	(22.6)	(20.7)	(18.8)
— Income tax	273.5	276.1	241.1
Income before income tax and share in net income of associates (a)	**926.7**	**991.3**	**998.2**
Of which French companies	*287.6*	*411.2*	*312.9*
Of which companies outside France	*639.1*	*564.1*	*685.3*
Statutory income tax rate in France (b)	−34.43%	−34.43%	−34.93%
Theoretical income tax expense (c) = (a) x (b)	**(319.1)**	**(341.3)**	**(348.7)**
Actual income tax expense			
Difference between normal tax rate applicable in France and normal tax rate in force in jurisdictions outside France	16.2	27.7	31.3
Permanent differences	10.2	(15.2)	(12.3)
Income taxed at a reduced rate or tax-exempt	51.0	94.0	151.7(1)
Additional tax expense	(25.0)	(19.4)	(18.3)
Effect of unrecognized deferred tax assets on tax loss carry-forwards and other tax-deductible temporary differences	(14.7)	(20.4)	(92.9)
Recognition or utilization of tax income on previously unrecognized tax loss carry-forwards and other tax- deductible temporary differences	0.2	1.5	18.5
Impact of changes in tax rates	(5.3)	(8.4)	1.8
Tax credits	12.2	12.4	13.8
Other	0.8	(7.0)	14.0
Actual income tax expense	**(273.5)**	**(276.1)**	**(241.1)**
Effective tax rate (actual income tax expense divided by income before income tax and share in net income of associates)	**29.51%**	**27.85%**	**24.15%**

(1) This item relates chiefly to the impact of the tax-exempt capital gains on the disposal of the Northumbrian Water Group.

The relatively low effective tax rate in 2005 is attributable to the tax-exempt disposal of Northumbrian Water Group.

7.2 Income tax recorded directly in shareholders' equity

At December 31, 2007, changes in deferred taxes recognized directly in equity resulting from actuarial gains and losses calculated over the period, and changes in the fair value of financial instruments recorded through equity, amount to a negative €56.5 million. The changes relate to the tax impact resulting from the valuation of Gas Natural shares (negative impact of €34 million) and the rise in the actuarial rate (negative impact of €18.7 million).

Deferred taxes recorded through equity can be analyzed as follows by type of underlying item:

Type of underlying	Dec. 31, 2007	Change	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros			
Available-for-sale securities	(83.6)	(33.7)	(49.9)	(21.5)
Actuarial gains and losses	(11.4)	(18.7)	7.3	14.6
Net investment hedges	—	—	—	—
Cash flow hedges	(2.0)	(4.1)	2.1	4.8
TOTAL	**(97.0)**	**(56.5)**	**(40.5)**	**(2.1)**

7.3 Deferred tax assets and liabilities

7.3.1 Analysis of the net deferred tax position recognized in the balance sheet by type of temporary difference

	Balance sheet position at:		
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
Deferred tax assets			
Net operating loss carry-forwards and tax credits	75.6	67.0	160.5
Pension obligations	114.9	129.7	162.2
Non-deductible provisions	107.8	139.3	114.2
Measurement of financial instruments at fair value (IAS 32/39)	7.7	6.2	5.9
Concessions/Rights of use	79.2	80.7	76.5
Other	188.8	250.8	261.9
Total	**574.0**	**673.7**	**781.2**
Deferred tax liabilities			
Fair value adjustments to PPE and intangible assets	(88.5)	(21.4)	(73.0)
Other differences between the carrying amount of PPE and their tax bases	(203.3)	(196.5)	(201.3)
Tax-driven provisions	(50.8)	(50.6)	(49.2)
Measurement of financial assets and liabilities at fair value (IAS 32/39)	(86.5)	(52.3)	(23.8)
Concessions / Rights of use	(2.6)	(0.7)	20.6
Other	(129.4)	(283.8)	(241.8)
Total	**(561.1)**	**(605.3)**	**(568.5)**
Net deferred tax assets	**12.9**	**68.4**	**212.7**

	Impacts in the income statement		
	2007	2006	2005
	In millions of euros		
Deferred tax assets			
Net operating loss carry-forwards and tax credits	(7.2)	(11.9)	(5.2)
Pension obligations	(1.4)	3.4	3.7
Non-deductible provisions	0.7	(5.3)	7.6
Measurement of financial instruments at fair value (IAS 32/39)	—	(1.2)	(2.9)
Concessions/Rights of use	(0.9)	3.7	5.3
Other	(20.8)	1.2	15.4
Total	**(29.6)**	**(10.1)**	**23.9**
Deferred tax liabilities			
Fair value adjustments to PPE and intangible assets	1.4	1.5	—
Other differences betw een the carrying amount of PPE and their tax bases	23.6	(5.2)	11.4
Tax-driven provisions	2.2	(0.5)	(6.0)
Measurement of financial assets and liabilities at fair value (IAS 32/39)	—	—	—
Concessions/Rights of use	(2.1)	1.4	(0.7)
Other	13.5	(1.2)	(18.2)
Total	**38.6**	**(4.0)**	**(13.5)**
Net deferred tax assets/(liabilities)	**9.0**	**(14.1)**	**10.4**

7.3.2 Deductible temporary differences not recognized in the balance sheet at December 31, 2007

At December 31, 2007, unused tax losses carried forward — which were not recorded in the balance sheet as they did not meet the criteria for recognition as a deferred tax asset — amounted to €1,432 million in respect of ordinary tax loss carry-forwards (unrecognized deferred tax asset effect of €487.5 million).

The expiry dates for using unrecognized tax loss carry-forwards are presented below:

	Ordinary tax losses
	In millions of euros
2008	43.6
2009	13.0
2010	10.4
2011	5.4
2012	116.7
2013 and beyond	1,242.9
Total	**1,432.0**

The amount of other tax-deductible temporary differences not recorded in the balance sheet totaled €376 million (unrecognized deferred tax asset effect of €122 million).

7.3.3 Unrecognized deferred taxes on taxable temporary differences relating to investments in subsidiaries, joint ventures and associates

No deferred tax liabilities have been recognized on temporary differences when the Group is able to control the timing of their reversal and it is probable that the temporary difference will not reverse in the foreseeable future. The taxable temporary difference does not give rise to any payment of tax when it reverses (in particular as regards the elimination of capital gains tax in France with effect from January 1, 2007).

Note — 8. Goodwill

8.1 Movements in the carrying amount of goodwill

A. Gross amount

At December 31, 2004	**2,112.5**
Acquisitions	165.3
Disposals	(218.6)
Translation adjustments	123.6
Other	(71.7)
At December 31, 2005	**2,111.1**
Acquisitions	425.8
Disposals	(60.3)
Translation adjustments	(49.0)
Other	(18.0)
At December 31, 2006	**2,409.6**
Acquisitions	809.6
Disposals	(262.2)
Translation adjustments	(100.7)
Other	19.2
At December 31, 2007	**2,875.5**

B. Impairment

At December 31, 2004	**(198.4)**
Impairment losses	(38.6)
Disposals	122.1
Translation adjustments	(29.2)
Other	38.0
At December 31, 2005	**(106.1)**
Impairment losses	(8.2)
Disposals	(66.1)
Translation adjustments	13.3
Other	1.7
At December 31, 2006	**(165.4)**
Impairment losses	(0.8)
Disposals	10.3
Translation adjustments	2.4
Other	(1.7)
At December 31, 2007	**(155.3)**

C. Carrying amount = A + B

At December 31, 2005	**2,005.0**
At December 31, 2006	**2,244.2**
At December 31, 2007	**2,720.2**

In 2007, the Group recognized additional goodwill of €152.2 million on various acquisitions by SITA UK, in particular Easco. Goodwill in an amount of €494 million was recognized in respect of the binding commitment granted to minority shareholders of Agbar in connection with the public tender offer. In the absence of specific IFRS guidance, these items of goodwill were recognized as described in Note 1.5.4.1

The decrease in goodwill is mainly attributable to Agbar's disposal of Applus.

Translation adjustments relate to changes in the value of the US dollar and pound sterling.

Additional goodwill recorded in 2006 relates primarily to Agbar's acquisition of Bristol Water for €118.3 million and of RTD for €87.2 million.

8.2 Goodwill segment information

The carrying amount of goodwill can be analyzed by business segment as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
		In millions of euros	
European Water	839.6	515.2	301.6
Europe Waste	1,302.2	1,131.1	1,058.8
International	578.4	598.3	644.6
Other	0.0	0.0	0.0
Total	**2,720.2**	**2,244.6**	**2,005.0**

The segments breakdown conducted above is based on the business segments of the acquired entity (rather than those of the acquirer).

As of December 31, 2007, the amount of the goodwill line item is 2,720.2 million euros; it relates in particular to the following cash-generating units (CGUs): United Water (€356 million), Agbar (€749 million) SITA UK (€459 million), SITA France (€351 million), SITA Nederland BV (€227 million) and SITA Deutschland (€178 million).

Note — 9. Intangible assets

9.1 Movements in the carrying amount of intangible assets

	Software	Intangible rights arising on construction contracts	Other	Total
		In millions of euros		
A. Gross amount				
At December 31, 2004	280.5	2,499.5	347.1	3,127.1
Acquisitions	19.3	96.6	47.7	163.6
Disposals	(9.7)	(21.4)	(49.2)	(80.3)
Translation adjustments	4.9	70.7	24.0	99.6
Changes in scope of combination	(4.8)	(27.5)	(17.6)	(49.9)
Other	11.4	78.6	(6.3)	83.7
At December 31, 2005	301.6	2,696.5	345.7	3,343.8
Acquisitions	47.8	155.5	22.7	226.0
Disposals	(2.6)	(6.0)	(4.0)	(12.6)
Translation adjustments	(0.1)	(34.4)	(20.8)	(55.3)
Changes in scope of combination	(24.9)	(166.1)	(9.0)	(200.0)
Other	2.1	88.6	5.2	95.9
At December 31, 2006	323.9	2,734.1	339.8	3,397.8
Acquisitions	15.4	117.3	26.0	158.7
Disposals	(19.1)	(20.2)	(5.9)	(45.2)
Translation adjustments	0.0	(36.4)	(3.4)	(39.8)
Changes in scope of combination	0.2	42.2	(8.9)	33.5
Other	1.6	31.9	(46.0)	(12.5)
At December 31, 2007	322.0	2,868.9	301.6	3,492.5
B. Accumulated amortization and impairment				
At December 31, 2004	(219.3)	(1,066.9)	(117.4)	(1,403.6)
Amortization	(33.1)	(89.2)	(28.6)	(150.9)
Impairment losses	(0.8)	(0.8)	0.0	(1.6)
Disposals	12.4	7.4	42.1	61.9
Translation adjustments	(4.1)	(36.6)	(5.9)	(46.6)
Changes in scope of combination	4.7	(0.1)	5.4	10.0
Other	(4.0)	(48.3)	3.6	(48.7)
At December 31, 2005	(244.2)	(1,234.5)	(100.8)	(1,579.5)
Amortization	(46.2)	(159.5)	(23.0)	(228.7)
Impairment losses	0.0	(3.5)	0.0	(3.5)
Disposals	2.6	8.7	3.4	14.7
Translation adjustments	0.0	18.3	1.1	19.4
Changes in scope of combination	23.1	99.8	6.5	129.4
Other	6.2	(28.7)	(5.6)	(28.1)
At December 31, 2006	(258.5)	(1,299.4)	(118.4)	(1,676.3)
Amortization	(17.3)	(93.5)	(14.9)	(125.7)
Impairment losses	0.0	0.0	(2.3)	(2.3)
Disposals	19.1	18.9	5.6	43.6
Translation adjustments	0.0	17.9	1.6	19.5
Changes in scope of combination	0.1	(18.8)	(1.2)	(19.9)
Other	(1.4)	5.6	(22.7)	(18.5)
At December 31, 2007	(258.0)	(1,369.3)	(152.3)	(1,779.6)
C. Carrying amount				
At December 31, 2005	57.4	1,462.0	244.9	1,764.3
At December 31, 2006	65.4	1,434.7	221.4	1,721.5
At December 31, 2007	64.0	1,499.6	149.3	1,712.9

Recognized impairment losses for the periods presented amounted to €2.3 million in 2007, versus €3.5 million in 2006 and €0.4 million in 2005.

9.1.1 Intangible rights arising on concession contracts

The Group manages a large number of concessions as defined by SIC 29 covering drinking water distribution and wastewater, and waste. The rights granted to concession operators are accounted for as intangibles (see Note 23).

9.1.2 Non-amortizable intangible assets

Non-amortizable intangible assets amounted to €45.7 million at December 31, 2007 (€69.8 million at end-2006 and €53.6 million at end-2005), and are presented within the "Other" category.

9.2 Research and development costs

Research and development activities primarily relate to various studies regarding technological innovation, improvements in plant efficiency, safety, environmental protection and service quality.

Research and development costs with no specific contractual right of recovery are expensed as incurred and amounted to €43.7 million in 2007, €38.9 million in 2006 and €36.1 million in 2005.

Expenses related to in-house projects in the development phase that meet the definition of an intangible asset are not material.

Note — 10. Property, plant and equipment

10.1 Movements in property, plant and equipment

	Land	Buildings	Plant and equipment	Vehicles	Capitalized rehabilitation costs	Construction in progress	Other	Total
					In millions of euros			
A. Gross amount								
At December 31, 2004	**1,065.1**	**2,291.4**	**3,177.6**	**1,178.1**	**426.1**	**681.0**	**1,676.6**	**10,495.9**
Acquisitions	53.3	85.7	192.0	65.6	(3.1)	348.7	73.4	**815.6**
Disposals	(17.5)	(56.7)	(134.8)	(118.1)	(0.3)	0.0	(83.1)	**(410.5)**
Translation adjustments	40.7	150.5	145.0	11.1	3.6	27.1	204.3	**582.3**
Changes in scope of combination	(21.8)	(107.6)	(149.9)	(26.3)	1.7	(8.4)	6.7	**(305.6)**
Other	18.8	45.1	313.5	22.7	17.8	(491.1)	(24.9)	**(98.1)**
At December 31, 2005	**1,138.6**	**2,408.4**	**3,543.4**	**1,133.1**	**445.8**	**557.3**	**1,853.0**	**11,079.6**
Acquisitions	38.6	30.3	203.4	100.0	4.3	330.3	73.6	**780.5**
Disposals	(19.0)	(47.8)	(92.3)	(79.0)	(0.2)	0.0	(63.8)	**(302.1)**
Translation adjustments	4.0	(19.1)	(102.8)	(9.7)	2.3	(9.9)	(145.4)	**(280.6)**
Changes in scope of combination	25.5	13.5	42.3	24.0	2.0	(95.7)	62.0	**73.6**
Other	(45.1)	(578.4)	848.2	18.1	29.7	(292.0)	78.2	**58.7**
At December 31, 2006	**1,142.6**	**1,806.9**	**4,442.2**	**1,186.5**	**483.9**	**490.0**	**1,857.6**	**11,409.7**
Acquisitions	39.5	45.0	357.4	118.7	3.0	347.6	27.5	**938.7**
Disposals	(16.8)	(16.1)	(141.5)	(89.6)	(2.5)	0.0	(39.3)	**(305.8)**
Translation adjustments	(48.4)	(29.3)	(75.9)	(15.3)	(10.1)	(14.2)	(142.6)	**(335.8)**
Changes in scope of combination	76.6	66.2	92.6	15.4	6.0	2.4	28.9	**288.1**
Other	69.1	104.6	188.5	43.5	29.5	(285.4)	(70.7)	**79.1**
At December 31, 2007	**1,262.6**	**1,977.3**	**4,863.3**	**1,259.2**	**509.8**	**540.4**	**1,661.4**	**12,074.0**
B. Accumulated depreciation and impairment								
At December 31, 2004	**(450.8)**	**(1,086.9)**	**(1,819.7)**	**(778.2)**	**(411.3)**	**(46.7)**	**(658.8)**	**(5,252.4)**
Depreciation	(55.3)	(70.7)	(226.3)	(99.2)	(1.0)	(0.4)	(99.5)	**(552.4)**
Impairment losses	(3.7)	(64.7)	(26.2)	(0.3)	0.0	(16.6)	(43.4)	**(154.9)**
Disposals	17.6	30.8	136.7	110.9	0.2	0.0	81.8	**378.0**
Translation adjustments	(12.0)	(75.0)	(45.4)	(6.9)	(3.6)	(4.6)	(61.2)	**(208.7)**
Changes in scope of combination	0.0	61.5	44.3	17.0	(1.7)	4.6	(2.5)	**123.2**
Other	(20.3)	8.0	(57.4)	5.6	(17.8)	9.1	75.0	**2.2**
At December 31, 2005	**(524.5)**	**(1,197.0)**	**(1,994.0)**	**(751.1)**	**(435.2)**	**(54.6)**	**(708.6)**	**(5,665.0)**
Depreciation	(52.4)	(67.8)	(210.0)	(97.7)	(6.9)	(0.5)	(81.2)	**(516.5)**
Impairment losses	(3.2)	(4.7)	(9.7)	(0.2)	0.0	(8.3)	(10.2)	**(36.3)**
Disposals	8.4	37.2	80.3	73.0	0.2	0.0	45.0	**244.1**
Translation adjustments	(3.9)	6.2	6.2	(0.3)	(2.3)	(0.3)	39.6	**45.2**
Changes in scope of combination	2.8	10.5	177.7	(9.0)	(1.8)	49.6	0.4	**230.2**
Other	5.6	476.3	(495.1)	0.3	(29.6)	2.0	18.7	**(21.8)**
At December 31, 2006	**(567.2)**	**(739.3)**	**(2,444.6)**	**(785.0)**	**(475.6)**	**(12.1)**	**(696.3)**	**(5,720.1)**
Depreciation	(68.1)	(83.0)	(347.3)	(109.2)	(3.3)	0.0	(54.5)	**(665.4)**
Impairment losses	(3.6)	(3.2)	(7.3)	(0.1)	0.0	(12.9)	0.0	**(27.1)**
Disposals	13.3	11.7	120.6	82.9	2.6	0.0	38.5	**269.6**
Translation adjustments	30.6	9.9	23.3	9.4	10.1	(0.2)	37.5	**120.6**
Changes in scope of combination	(1.9)	(24.2)	(72.3)	(8.7)	(6.0)	0.0	(6.2)	**(119.3)**
Other	(6.5)	(30.6)	(31.6)	(4.0)	(29.5)	1.0	87.5	**(13.7)**
At December 31, 2007	**(603.4)**	**(858.7)**	**(2,759.2)**	**(814.7)**	**(501.7)**	**(24.2)**	**(593.5)**	**(6,155.4)**
C. Carrying amount								
At December 31, 2005	614.1	1,211.4	1,549.4	382.0	10.6	502.7	1,144.4	5,414.6
At December 31, 2006	575.4	1,067.6	1,997.6	401.5	8.3	477.9	1,161.3	5,689.6
At December 31, 2007	**659.2**	**1,118.6**	**2,104.1**	**444.5**	**8.1**	**516.2**	**1,067.9**	**5,918.6**

In 2007, the main changes in the scope of the combined group are related mainly to the addition of Easco and Stericycle within SITA UK, various additions within SITA France, and Agbar's disposal of Applus.

In 2006, net changes in the scope of the combined group chiefly reflect the exit of Aguas Argentinas, the addition of Bristol Water and RTD (Agbar sub-group), and the effects of a change in accounting policy for London Waste and its subsidiaries (SITA UK sub-group) from equity accounting to full combination.

10.2 Pledged and mortgaged assets

Items of property, plant and equipment pledged by the Group to guarantee borrowings amounted to €172.1 million at December 31, 2007, €163.5 million at December 31, 2006 and €41.0 million at December 31, 2005.

The maturity of these commitments is as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
		In millions of euros	
Maturity			
2006		—	26.4
2007		10.6	3.2
2008	18.1	25.4	4.1
2009	9.6	2.4	6.0
2010	9.3	0.9	0.9
2011	8.0	0.5	—
Beyond	127.1	123.7	0.4
Total	**172.1**	**163.5**	**41.0**

10.3 Contractual commitments to purchase property, plant and equipment

In the ordinary course of their operations, some Group companies have also entered into commitments to purchase, and the related third parties to deliver, property, plant and equipment.

Firm commitments made by the Group to purchase property, plant and equipment relate mainly to commitments in relation to work being carried out at landfills and amount to €59.8 million at December 31, 2007 (€46.3 million at December 31, 2006 and €53.4 million at December 31, 2005). The Group has entered into various investment commitments totaling €514.5 million at end-2007 (€623.0 million at end-2006 and €1,038.6 million at end-2005).

Note — 11. Investments in associates

11.1 Breakdown of investments in associates

	Carrying amount of investments in associates			Share in net income of associates		
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros					
Northumbrian Water Group						7.1
Agbar Group	89.8	75.1	80.1	10.6	3.1	6.9
SITA France group	18.6	19.9	17.4	2.4	5.0	1.3
SITA UK group	6.0	4.0	40.4	2.5	0.4	0.6
BVK	27.1	25.1	23.4	1.8	1.8	2.5
Eurawasser group	29.8	28.8	29.5	2.5	2.1	2.6
SITA Wallonie group	17.6	20.1	21.0	(1.5)	2.3	(2.2)
SITA Deutschland group	7.4	7.2	7.5	1.8	1.7	(3.0)
Degrémont group	22.3	18.6	19.9	3.7	0.8	2.0
Other	19.1	22.1	16.8	(1.2)	3.5	1.0
Total	**237.7**	**220.9**	**256.0**	**22.6**	**20.7**	**18.8**

Dividends received by the Group from its associates amounted to €16.4 million in 2007, €21.8 million in 2006 and €25.7 million in 2005.

Goodwill recognized by the Group on the acquisition of associates is also included in this item for a net amount of €3.2 million at December 31, 2007, compared with €2.6 million at December 31, 2006 and €1.9 million at December 31, 2005.

The stake in Northumbrian Water Group was sold to a non-Group entity in 2005.

The change in the carrying amounts relating to the SITA UK group reflects the full combination of London Waste in 2006. This company was accounted for by the equity method in 2005.

11.2 Fair value of investments in listed associates

Following the sale of Northumbrian Water in 2005, the Group no longer holds any stakes in listed or large associates.

Note — 12. Investments in joint ventures

The condensed financial statements of the main joint ventures are presented below:

	Consolidation percentage	Current assets	Non-current assets	Current liabilities	Non-current liabilities
			In millions of euros		
At December 31, 2007					
Hisusa group(a)	51.0	966.1	3,162.6	754.3	1,371.7
Total		**966.1**	**3,162.6**	**754.3**	**1,371.7**
At December 31, 2006					
Hisusa group(a)(b)	51.0	794.0	2,749.6	771.7	1,072.2
Total		**794.0**	**2,749.6**	**771.7**	**1,072.2**
At December 31, 2005					
Hisusa group(a)	51.0	813.2	1,429.5	672.3	507.6
Total		**813.2**	**1,429.5**	**672.3**	**507.6**

(a) Including Agbar, which is fully consolidated by Hisusa, in turn proportionately consolidated by SUEZ Environnement Company based on a rate of 51%.

(b) Changes in the balance sheet of the Agbar group arise as a result of (i) the acquisition of RTD and Bristol Water; and (ii) the consolidation of Aguas Andinas within Agbar's financial statements.

Note — 13. Financial instruments

13.1 Financial assets

The Group's financial assets are broken down into the following categories:

	Dec. 31, 2007			Dec. 31, 2006	Dec. 31, 2005
	Non-current	Current	Total	Total	Total
	In millions of euros				
Available-for-sale securities	**1,143.6**	**—**	**1,143.6**	**827.7**	**655.8**
Loans and receivables carried at amortized cost	**312.7**	**3,336.1**	**3,648.8**	**3,655.2**	**3,697.7**
Loans and receivables carried at amortized cost (excluding trade and other receivables)	312.7	188.6	501.3	571.3	540.7
Trade and other receivables, net	—	3,147.5	3,147.5	3,083.9	3,157.0
Financial assets at fair value through income	**58.2**	**194.4**	**252.6**	**110.9**	**108.9**
Derivative instruments (incl. commodity derivatives)	58.2	14.9	73.1	57.4	51.5
Financial assets at fair value through income (excl. derivatives)	—	179.5	179.5	53.5	57.4
Cash and cash equivalents	**—**	**1,466.2**	**1,466.2**	**1,994.8**	**1,923.9**
Total	**1,514.5**	**4,996.7**	**6,511.2**	**6,588.6**	**6,386.3**

13.1.1 Available-for-sale securities

The Group's available-for-sale securities amounted to €1,143.6 million at December 31, 2007, breaking down as €795.9 million of listed securities and €347.7 million of unlisted securities.

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
Main listed securities			
Gas Natural	459.7	342.4	270.1
Acea	151.2	151.8	70.5
Aguas de Valencia	135.4	—	—
SUEZ	49.6	47.6	31.9
Main unlisted securities			
Indaver	70.5	—	—
Fovarosi	43.4	45.9	45.6
Consortium Intesa Aretina	17.1	9.5	9.5
Sirec	—	16.0	—
Acque Blue Florence	13.9	13.9	—
Polynésienne des eaux	—	13.1	11.5
Sydkraft Återvinning AB.	12.2	14.4	13.8
Carmeuses	—	—	12.2
Canopee	—	—	12.0
Vignier	12.0	—	—
Molok West Europe	10.0	—	—
Acque Toscane	9.9	5.7	5.7
Other	158.7	167.4	173.0
Total	**1,143.6**	**827.7**	**655.8**

Movements during the year break down as follows:

At December 31, 2004	**528.3**
Acquisitions	123.6
Disposals, net carrying amount	(22.9)
Impairment losses	(8.3)
Changes in fair value recognized in equity	34.7
Changes in scope of combination, exchange rate fluctuations and other changes	0.4
At December 31, 2005	**655.8**
Acquisitions	103.6
Disposals, net carrying amount	(22.1)
Impairment losses	(7.9)
Changes in fair value recognized in equity	155.1
Changes in scope of combination, exchange rate fluctuations and other changes	(56.8)
At December 31, 2006	**827.7**
Acquisitions	268.6(a)
Disposals, net carrying amount	(11.1)
Impairment losses	—
Changes in fair value recognized in equity	120.4(b)
Changes in scope of combination, exchange rate fluctuations and other changes	(71.6)(c)
Other	9.6
At December 31, 2007	**1,143.6**

(a) Mainly acquisitions of Aguas de Valencia and Indaver shares.

(b) Relating primarily to the revaluation of Gas Natural shares.

(c) Resulting mainly from the first-time combination of Sirec, SITA Slovakia, Henri Containerdienst, and Société Polynésienne des Eaux et de l'Assainissement.

Gains and losses on available-for-sale securities recognized in equity or income were as follows:

	Dividends	Remeasurement			Net gains and losses on disposals
		Change in fair value	Foreign currency translation	Other	
		In millions of euros			
Equity		120.4	(0.1)		
Income	33.7	—	—	7.7	(5.4)
Total at December 31, 2007	33.7	120.4	(0.1)	7.7	(5.4)
Equity		155.1	0.1		
Income	28.0	—	—	(7.9)	(1.0)
Total at December 31, 2006	28.0	155.1	0.1	(7.9)	(1.0)
Equity		34.7	(0.0)		
Income	19.9	—	—	(8.3)	—
Total at December 31, 2005	19.9	34.7	(0.0)	(8.3)	—

13.1.2 Loans and receivables carried at amortized cost

	Dec. 31, 2007			Dec. 31, 2006	Dec. 31, 2005
	Non-current	Current	Total	Total	Total
	In millions of euros				
Loans and receivables carried at amortized cost (excluding trade and other receivables)	**312.7**	**188.6**	**501.3**	**571.3**	**540.7**
Loans granted to affiliated companies	154.7	120.4	275.1	316.3	270.6
Amounts receivable under concession contracts	158.0	51.7	209.7	236.3	249.4
Amounts receivable under finance leases	—	16.5	16.5	18.7	20.7
Trade and other receivables	**—**	**3,147.5**	**3,147.5**	**3,083.9**	**3,157.0**
Total	**312.7**	**3,336.1**	**3,648.8**	**3,655.2**	**3,697.7**

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005		
	Gross	Allowance and impairment	Net	Gross	Allowance and impairment	Net	Gross	Allowance and impairment	Net
	In millions of euros								
Loans and receivables carried at amortized cost (excl. trade and other receivables)	849.7	(348.4)	501.3	946.5	(375.2)	571.3	647.0	(106.3)	540.7
Trade and other receivables	3,339.7	(192.2)	3,147.5	3,274.2	(190.3)	3,083.9	3,473.0	(316.0)	3,157.0
Total	4,189.4	(540.6)	3,648.8	4,220.7	(565.5)	3,655.2	4,120.0	(422.3)	3,697.7

Net income and expenses recognized in the income statement with regard to loans and receivables carried at amortized cost break down as follows:

	Interest income	Remeasurement	
		Foreign currency translation	Impairment
	In millions of euros		
At December 31, 2007	31.7	(1.9)	(2.2)
At December 31, 2006	31.4	(1.0)	12.0
At December 31, 2005	38.3	1.1	(21.4)

Loans granted to affiliated companies

Loans granted to affiliated companies primarily include loans to associates accounted for by the equity method and amounted to €216.6 million as of December 31, 2007, compared to €196 million at December 31, 2006 and €140.3 million at December 31, 2005.

The fair value of loans granted to affiliated companies amounted to €282.1 million at December 31, 2007 (€251.8 million at end-2006, €210.2 million at end-2005) and their net carrying amount was €275.1 million (€316.3 million at end-2006 and €270.6 million at end-2005).

Trade and other receivables, net

On initial recognition, trade and other receivables are recorded at fair value, which generally corresponds to their nominal value. Impairment losses are recorded based on the estimated risk of non-recovery. This item also includes amounts due from customers under construction contracts.

The carrying amount of trade and other receivables represents a reasonable estimate of fair value.

13.1.3 Financial assets at fair value through income

This item comprises derivative financial instruments and financial assets carried at fair value through income, and can be analyzed as follows:

	Dec. 31, 2007			Dec. 31, 2006	Dec. 31, 2005
	Non-current	Current	Total		
	In millions of euros				
Derivative instruments (incl. commodity derivatives)	**58.2**	**14.9**	**73.1**	**57.4**	**51.5**
Derivatives hedging borrowings	38.5	11.6	50.1	38.5	45.2
Commodity derivative instruments	0.0	3.3	3.3	2.8	6.3
Derivatives hedging other items	19.7	0.0	19.7	16.1	0.0
Financial assets at fair value through income (excl. derivatives)	**0.0**	**179.5**	**179.5**	**53.5**	**57.4**
Financial assets qualifying as at fair value through income	0.0	179.5	179.5	53.5	57.4
Total	**58.2**	**194.4**	**252.6**	**110.9**	**108.9**

Commodity derivatives and derivatives hedging borrowings and other items are set up as part of the Group's risk management policy and are analyzed in Note 14.

Financial assets qualifying as at fair value through income are mainly UCITS held for trading purposes and included in the calculation of the Group's net debt (see Note 13.3).

Gains and losses on financial assets held for trading purposes were not material in either 2007, 2006 or 2005.

13.1.4 Cash and cash equivalents

The Group's financial risk management policy is described in Note 14.

Cash and cash equivalents totaled €1,466.2 million at December 31, 2007, compared with €1,994.8 million at December 31, 2006 and €1,923.9 million at December 31, 2005.

This caption includes restricted cash of €9.9 million at December 31, 2007 (€1.3 million at December 31, 2006 and zero at December 31, 2005).

Income recognized in respect of cash and cash equivalents amounted to €54.8 million in 2007, compared to €48.6 million in 2006 and €29.6 million in 2005.

Pledged and mortgaged assets

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
Financial assets pledged as collateral	20.1	0.0	2.0

13.2 Financial liabilities

Financial liabilities include borrowings and debt, trade and other payables, and other financial liabilities classified within "Other liabilities carried at amortized cost", together with derivative instruments reported on the line "Financial liabilities at fair value through income".

The Group's financial liabilities are classified under the following categories at December 31, 2007:

	Dec. 31, 2007			Dec. 31, 2006	Dec. 31, 2005
	Non-current	Current	Total	Total	Total
	In millions of euros				
Borrowings	4,722.6	2,350.1	7,072.7	5,934.7	5,816.9
Derivative instruments (incl. commodity derivatives)	16.1	5.4	21.5	23.7	60.4
Trade and other payables	—	3,714.7	3,714.7	3,852.9	3,847.0
Other financial liabilities	2.3	—	2.3	2.6	1.1
Total	**4,741.0**	**6,070.2**	**10,811.2**	**9,813.9**	**9,725.4**

13.2.1 Borrowings and debt

	Dec. 31, 2007			Dec. 31, 2006	Dec. 31, 2005
	Non-current	Current	Total	Total	Total
	In millions of euros				
Bond issues	934.4	21.6	956.0	980.3	1,140.3
Drawdowns on credit facilities	500.1	28.0	528.1	681.5	514.2
Liabilities under finance leases	456.1	63.1	519.2	542.3	536.8
Other bank borrowings	878.7	268.9	1,147.6	1,042.9	1,718.0
Other borrowings	1,966.7	557.0	2,523.7	1,506.8	780.6
Total borrowings	**4,736.0**	**938.6**	**5,674.6**	**4,753.8**	**4,689.9**
Bank overdrafts and current accounts	—	1,387.3	1,387.3	1,175.6	1,058.6
Outstanding borrowings	**4,736.0**	**2,325.9**	**7,061.9**	**5,929.4**	**5,748.5**
Impact of measurement at amortized cost	(23.5)	24.2	0.7	(3.5)	31.1
Impact of fair value hedge	10.1	—	10.1	8.8	37.3
Borrowings	**4,722.6**	**2,350.1**	**7,072.7**	**5,934.7**	**5,816.9**

The fair value of gross borrowings and debt amounted to €7,141.2 million at December 31, 2007, compared with a carrying amount of €7,072.7 million.

Gains and losses on borrowings and debt recognized in income mainly comprised interest and are detailed in Note 6.

Borrowings are analyzed in Note 13.3 "Net debt".

13.2.2 Derivative instruments (including commodity derivatives)

Derivative instruments recorded in liabilities are measured at fair value and break down as follows:

	Dec. 31, 2007			Dec. 31, 2006	Dec. 31, 2005
	Non-current	Current	Total	Total	Total
	In millions of euros				
Derivatives hedging borrowings	7.6	2.6	10.2	11.2	60.4
Commodity instruments	—	—	—	2.5	—
Derivatives hedging other items	8.5	2.8	11.3	10.0	—
Total	**16.1**	**5.4**	**21.5**	**23.7**	**60.4**

These instruments are put in place as part of the Group's risk management policy and are analyzed in Note 14.

13.2.3 Trade and other payables

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
Trade payables	2,050.3	1,966.4	1,969.8
Amounts payable under construction contracts (Note 20)	168.7	203.2	225.3
Advances and down-payments received	258.8	266.7	238.6
Payable on fixed assets	826.5	886.4	866.8
Concession liabilities	21.5	133.6	141.3
Capital renewal and replacement liabilities	388.9	396.6	405.2
Trade and other payables	**3,714.7**	**3,852.9**	**3,847.0**

The carrying amount of trade and other payables represents a reasonable estimate of fair value.

Capital renewal and replacement liabilities

This item includes concession operators' liabilities for renewing and replacing equipment and restoring sites. The liabilities are determined by estimating the cost of renewing or replacing equipment and restoring the sites under concession (as defined by IFRIC 12), discounted each year at rates linked to inflation. The related expense is calculated on a case-by-case basis with probable capital renewal and site restoration costs allocated over the life of each contract.

13.2.4 *Other financial liabilities*

Other financial liabilities break down as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
		In millions of euros	
Payables relating to acquisitions of securities	2.0	2.2	0.2
Other	0.3	0.4	0.9
Total	**2.3**	**2.6**	**1.1**

13.3 *Net debt*

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005		
	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
					In millions of euros				
Outstanding borrowings	4,736.0	2,325.9	7,061.9	3,379.7	2,549.7	5,929.4	3,262.6	2,485.9	5,748.5
Impact of measurement at amortized cost	(23.5)	24.2	0.7	(52.7)	49.2	(3.5)	(27.4)	58.5	31.1
Impact of fair value hedge(1)	10.1	—	10.1	8.8	—	8.8	—	37.3	37.3
Borrowings and debt	**4,722.6**	**2,350.1**	**7,072.7**	**3,335.8**	**2,598.9**	**5,934.7**	**3,235.2**	**2,581.7**	**5,816.9**
Derivatives hedging borrowings under liabilities(2) — see Note 13.2.2	7.6	2.6	10.2	9.7	1.5	11.2	31.1	29.3	60.4
Gross debt	**4,730.2**	**2,352.7**	**7,082.9**	**3,345.5**	**2,600.4**	**5,945.9**	**3,266.3**	**2,611.0**	**5,877.3**
Financial assets at fair value through income — see Note 13.1.3	—	(179.5)	(179.5)	—	(53.5)	(53.5)	—	(57.4)	(57.4)
Cash and cash equivalents	—	(1,466.2)	(1,466.2)	—	(1,994.8)	(1,994.8)	—	(1,923.9)	(1,923.9)
Derivatives hedging borrowings under assets(2) — see Note 13.1.3	(38.5)	(11.6)	(50.1)	(29.0)	(9.5)	(38.5)	(40.7)	(4.5)	(45.2)
Net cash	**(38.5)**	**(1,657.3)**	**(1,695.8)**	**(29.0)**	**(2,057.8)**	**(2,086.8)**	**(40.7)**	**(1,985.8)**	**(2,026.5)**
Net debt	**4,691.7**	**695.4**	**5,387.1**	**3,316.5**	**542.6**	**3,859.1**	**3,225.6**	**625.2**	**3,850.8**
Outstanding borrowings	4,736.0	2,325.9	7,061.9	3,379.7	2,549.7	5,929.4	3,262.6	2,485.9	5,748.5
Financial assets at fair value through income	—	(179.5)	(179.5)	—	(53.5)	(53.5)	—	(57.4)	(57.4)
Cash and cash equivalents	—	(1,466.2)	(1,466.2)	—	(1,994.8)	(1,994.8)	—	(1,923.9)	(1,923.9)
Net debt excluding the impact of derivative financial instruments and amortized cost	**4,736.0**	**680.2**	**5,416.2**	**3,379.7**	**501.4**	**3,881.1**	**3,262.6**	**504.6**	**3,767.2**

(1) This item corresponds to the revaluation of the interest rate component of debt in a designated fair value hedging relationship.

(2) This item represents the fair value of debt-related derivatives irrespective of whether or not they are designated as hedges. It also includes instruments designated as net investment hedges.

13.3.1 *Change in net debt*

Cash surpluses are pooled within dedicated financial vehicles set up by the SUEZ group.

Further to the public tender offer for minority shares in Sociedad General de Aguas de Barcelona (Agbar), an amount of €918 million was recognized within debt in the combined financial statements, corresponding to the Group's share (51%) in the offer for Agbar's entire share capital (see Note 2).

In 2007, exchange rate fluctuations reduced net debt by €179.1 million.

13.3.2 *Debt/equity ratio*

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
		In millions of euros	
Net debt	5,387.1	3,859.1	3,850.8
Total equity	4,256.9	4,667.1	4,036.2
Debt/equity ratio	126.6%	82.7%	95.4%

Note — 14. Management of risks arising from financial instruments

The Group mainly uses derivative instruments to manage its exposure to credit, liquidity and market risks.

14.1 Credit risk

The Group's maximum exposure to credit risk should be assessed based on the carrying amount of financial assets (excluding available-for-sale securities) and the fair value of derivatives recognized within assets in its balance sheet (representing €5,367.6 million at December 31, 2007, €5,760.9 million at December 31, 2006 and €5,730.5 million at December 31, 2005).

The Group is exposed to credit risk arising on its operating and investing activities.

14.1.1 Credit risk arising from trade and other receivables

At December 31, 2007, trade and other receivables amounted to €3,147.5 million (€3,083.9 million at December 31, 2006 and €3,157 million at December 31, 2005), after taking into account impairment losses of €192.2 million (€190.3 million at December 31, 2006 €316 million at December 31, 2005). The age of receivables that are past due but not impaired may vary significantly depending on the type of customer with which the Group does business (private corporations, individuals or public authorities). The Group decides whether to recognize impairment on a case-by-case basis according to the characteristics of the customer concerned. The Group does not consider that it is exposed to any material concentration risk in respect of receivables.

14.1.2 Credit risk arising from loans and receivables carried at amortized cost (excluding trade and other receivables)

The balance of outstanding past-due loans and receivables carried at amortized cost (excluding trade and other receivables) which have not been impaired is not material. Impairment is recognized on these loans and receivables whenever a risk of non-collection arises.

14.1.3 Credit risk arising from investing activities

	Cash and cash equivalents	Financial assets at fair value through income, gross	Foreign currency and interest rate derivatives
		In millions of euros	
AAA	0.7	—	—
AA	633.5	177.0	1,274.9
A	70.2	—	75.3
< BBB	22.2	—	6.9
Not rated	739.6	2.5	890.2
Total	**1,466.2**	**179.5**	**2,247.3**

Total cash surpluses are mainly invested with SUEZ's cash pooling entities (representing 31%). Cash surpluses placed with banks together with traded financial instruments involve only leading international financial institutions. The Group deals with a diverse range of counterparties who are selected based on the Group's knowledge of them and their credit ratings.

14.2 Liquidity risk

The Group sources financing from SUEZ as well as from the credit markets and bond markets (via certain subsidiaries in Spain, the US and Chile). It also sells its trade receivables to securitization vehicles.

At December 31, 2007, bank loans accounted for 25% of gross debt (excluding overdrafts and the impact of derivatives and measurement at amortized cost). 18% of total debt is raised in capital markets, through securitizations (4%) and bonds (14%). The Group's share in the financing of the tender offer for Agbar shares (€918 million) represents 13.5% of total debt (see Note 2). The balance is primarily financed by SUEZ.

At December 31, 2007, the Group had €1,105.3 in confirmed credit facilities, of which €528.1 million had been withdrawn.

At year-end, undiscounted contractual payments on outstanding borrowings break down as follows by maturity:

	At December 31, 2007						
	TOTAL	2008	2009	2010	2011	2012	Beyond 5 years
	In millions of euros						
Bond issues	**956.0**	21.6	267.0	20.1	6.1	13.7	627.5
Commercial paper	**—**						
Withdrawals on credit facilities	**528.1**	28.0	99.2	369.6	—	—	31.3
Borrowings under finance leases	**519.2**	63.1	52.0	44.9	39.9	37.6	281.7
Other bank borrowings	**1,147.6**	268.9	76.2	86.4	249.5	57.7	408.9
Other borrowings	**2,523.7**	557.1	265.4	1,350.2	13.7	274.8	62.5
Bank overdrafts and current accounts	**1,387.3**	1,387.3	—	—	—	—	—
Outstanding borrowings	**7,061.9**	**2,326.0**	**759.8**	**1,871.2**	**309.2**	**383.8**	**1,411.9**
Contractual undiscounted cash flows on interest payments	**1,595.5**	271.8	236.0	206.5	115.3	95.2	670.7
Total	**8,657.4**	**2,597.8**	**995.8**	**2,077.7**	**424.5**	**479.0**	**2,082.6**

	At December 31, 2006						
	TOTAL	2007	2008	2009	2010	2011	Beyond 5 years
	In millions of euros						
Outstanding borrowings	**5,929.4**	2,549.7	346.4	902.3	364.9	127.8	1,638.3

	At December 31, 2005						
	TOTAL	2006	2007	2008	2009	2010	Beyond 5 years
	In millions of euros						
Outstanding borrowings	**5,748.5**	2,485.9	603.3	275.1	834.2	340.3	1,209.7

At December 31, 2007 undiscounted contractual payments on outstanding derivatives (excluding commodity instruments) recognized in assets and liabilities break down as follows by maturity (net amounts):

	At December 31, 2007						
	TOTAL	2008	2009	2010	2011	2012	Beyond 5 years
	In millions of euros						
Derivatives (excluding commodity derivatives)	**(36.6)**	(22.5)	(11.9)	(3.1)	—	0.2	0.7

The values shown in the table above are positive for an asset and negative for a liability.

The maturities of the Group's undrawn credit facility programs are analyzed in the table below:

	At December 31, 2007						
	TOTAL	2008	2009	2010	2011	2012	Beyond 5 Years
	In millions of euros						
Confirmed undrawn credit facility programs	**577.1**	306.2	29.5	138.6	—	—	102.7

	At December 31, 2006						
	TOTAL	2007	2008	2009	2010	2011	Beyond 5 Years
	In millions of euros						
Confirmed undrawn credit facility programs	**620.0**	360.3	18.2	167.6	22.8	4.6	46.5

	At December 31, 2005						
	TOTAL	2006	2007	2008	2009	2010	Beyond 5 Years
	In millions of euros						
Confirmed undrawn credit facility programs	**629.3**	324.7	111.4	16.8	130.0	—	46.5

At December 31, 2007, no single counterparty represented more than 19% of the Group's confirmed undrawn credit lines.

14.3 Market risk

14.3.1 Currency risk

The Group is exposed to financial statement translation risk due to the geographical spread of its activities: its balance sheet and income statement are impacted by changes in exchange rates upon combination of the financial statements of its foreign subsidiaries outside the euro zone. Exposure to translation risk results essentially from net assets held by the Group in the United States and the United Kingdom (see Note 3.2).

The Group's hedging policy with regard to investments in non-euro zone currencies consists of contracting liabilities denominated in the same currency as the cash flows expected to derive from the hedged assets.

Contracting a liability in the same currency is the most natural form of hedging, although the Group also enters into foreign currency derivatives which allow it to artificially recreate foreign currency debt. These include cross-currency swaps and currency swaps.

An analysis of market conditions is performed on a monthly basis for the US dollar and pound sterling, The asset cover ratio is periodically reviewed in light of market conditions and whenever assets have been acquired or sold. Management must approve any transactions that cause this ratio to change significantly.

Taking account of financial instruments, 49% of net debt was denominated in euros, 16% in US dollars and 15% in pounds sterling at the end of 2007, compared to 38% in euros, 22% in US dollars and 17% in pounds sterling at end-2006, and 27% in euros, 40% in US dollars and 12% in pounds sterling at end-2005.

- Analysis of financial instruments by currency

Gross debt

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005		
	Before hedging	Impact of derivatives	After hedging	Before hedging	Impact of derivatives	After hedging	Before hedging	Impact of derivatives	After hedging
	In millions of euros								
EUR zone	4,428.0	(514.3)	3,913.7	3,332.3	(234.1)	3,098.2	3,067.8	(555.4)	2,512.4
USD zone	852.2	77.2	929.4	863.2	75.9	939.1	1,181.6	388.6	1,570.2
GBP zone	642.1	232.5	874.6	765.5	74.5	840.0	450.3	72.6	522.9
Other currencies	1,139.6	204.6	1,344.2	968.4	83.7	1,052.1	1,048.8	94.2	1,143.0
Total	**7,061.9**	**0.0**	**7,061.9**	**5,929.4**	**(0.0)**	**5,929.4**	**5,748.5**	**0.0**	**5,748.5**

Net debt

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005		
	Before hedging	Impact of derivatives	After hedging	Before hedging	Impact of derivatives	After hedging	Before hedging	Impact of derivatives	After hedging
	In millions of euros								
EUR zone	3,178.4	(514.3)	2,664.1	1,713.2	(241.7)	1,471.5	1,588.1	(555.4)	1,032.7
USD zone	785.8	77.2	863.0	787.3	76.4	863.7	1,132.1	388.7	1,520.8
GBP zone	561.8	232.5	794.3	602.0	74.5	676.5	371.1	72.6	443.7
Other currencies	890.2	204.6	1,094.8	778.6	90.8	869.4	675.9	94.1	770.0
Total	**5,416.2**	**0.0**	**5,416.2**	**3,881.1**	**0.0**	**3,881.1**	**3,767.2**	**0.0**	**3,767.2**

- Foreign currency derivatives

Derivatives used to hedge currency risk are presented below.

	Dec. 31, 2007		Dec. 31, 2006		Dec. 31, 2005	
	Market value	Nominal amount	Market value	Nominal amount	Market value	Nominal amount
	In millions of euros					
Fair value hedges	3.4	121.8	1.7	180.9	(8.6)	95.2
Cash flow hedges	—	6.6	(0.3)	19.8	(0.1)	10.7
Net investment hedges	23.9	464.9	16.4	306.2	(28.7)	512.6
Derivative instruments not qualifying for hedge accounting	1.6	95.4	—	—	—	104.5
Total	**28.9**	**688.7**	**17.8**	**506.9**	**(37.4)**	**723.0**

The market values shown in the table above are positive for an asset and negative for a liability.

The Group qualifies foreign currency derivatives hedging firm foreign currency commitments as fair value hedges.

Cash flow hedges are mainly used to hedge future foreign currency cash flows. Net investment hedging instruments are mainly cross-currency swaps. Non-qualifying derivatives represent hedges of financing taken out with Group companies.

14.3.2 Interest rate risk

The Group seeks to reduce financing costs by minimizing the impact of interest rate fluctuations on its income statement.

The Group's aim is to achieve a balanced interest rate structure for its net debt in the medium term (five years) by using a mixture of fixed and floating rates. The interest rate mix may change in line with market trends.

In order to manage the interest rate profile of its net debt, the Group uses hedging instruments, particularly interest swaps.

Positions are managed centrally and are reviewed each quarter or whenever any new financing is raised. Management must approve any transactions that cause the interest rate mix to change significantly.

The Group's finance costs are sensitive to changes in interest rates on all floating-rate debt. Finance costs are also affected by changes in the market value of derivative instruments not documented as hedges as defined by IAS 39.

The Group's main exposure to interest rate risk arises from loans and borrowings denominated in euros, US dollars and pounds sterling, which represent 80% of net debt at December 31, 2007.

At December 31, 2007, approximately 59% of the Group's gross debt was at floating rates and 41% at fixed rates, after taking into account the impact of financial instruments. Substantially all cash surpluses are invested short term (and therefore at floating rates). At end-2007, 54% of net debt was at fixed rates and 46% at floating rates, thus significantly reducing the Group's sensitivity to a rise in interest rates.

- Analysis of financial instruments by type of interest rate

Gross debt

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005		
	Before hedging	Impact of derivatives	After hedging	Before hedging	Impact of derivatives	After hedging	Before hedging	Impact of derivatives	After hedging
	In millions of euros								
Floating rate	4,236.3	(79.3)	4,157.0	3,430.4	(507.0)	2,923.4	3,258.8	(316.0)	2,942.8
Fixed rate	2,825.6	79.3	2,904.9	2,499.0	507.0	3,006.0	2,489.7	316.0	2,805.6
Total	**7,061.9**	**0.0**	**7,061.9**	**5,929.4**	**0.0**	**5,929.4**	**5,748.5**	**(0.0)**	**5,748.5**

Net debt

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005		
	Before hedging	Impact of derivatives	After hedging	Before hedging	Impact of derivatives	After hedging	Before hedging	Impact of derivatives	After hedging
	In millions of euros								
Floating rate	2,590.5	(79.3)	2,511.2	1,484.9	(505.9)	979.0	1,588.8	(315.9)	1,272.9
Fixed rate	2,825.7	79.3	2,905.0	2,396.2	505.9	2,902.1	2,178.4	315.9	2,494.3
Total	**5,416.2**	**0.0**	**5,416.2**	**3,881.1**	**0.0**	**3,881.1**	**3,767.2**	**0.0**	**3,767.2**

Loans granted to affiliated companies

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005		
	Before hedging	Impact of derivatives	After hedging	Before hedging	Impact of derivatives	After hedging	Before hedging	Impact of derivatives	After hedging
	In millions of euros								
Floating rate	415.1		415.1	422.4	—	422.4	189.8	—	189.8
Fixed rate	172.3	—	172.3	176.2	—	176.2	136.0	—	136.0
Total	**587.4**	**—**	**587.4**	**598.6**	**—**	**598.6**	**325.8**	**—**	**325.8**

- Interest rate derivatives

Derivatives used to hedge interest rate risk are presented below.

	Dec. 31, 2007		Dec. 31, 2006		Dec. 31, 2005	
	Market value	Nominal amount	Market value	Nominal amount	Market value	Nominal amount
	In millions of euros					
Fair value hedges	(3.3)	804.2	2.1	280.7	18.7	208.6
Cash flow hedges	4.6	746.3	6.6	538.8	(10.5)	256.6
Derivative instruments not qualifying for hedge accounting	(0.6)	8.1	3.1	208.0	1.2	641.3
Total	**0.7**	**1,558.6**	**11.8**	**1,027.5**	**9.4**	**1,106.5**

The market values shown in the table above are positive for an asset and negative for a liability.

Interest rate instruments qualifying as fair value hedges correspond mainly to interest rate swaps transforming fixed-rate debt into floating-rate debt.

Cash flow hedges correspond mainly to hedges of floating-rate debt.

Non-qualifying derivatives represent complex instruments which, although used as economic hedges of borrowings, are not eligible for hedge accounting because of their nature or because they fail to meet the hedge effectiveness criteria set out in IAS 39.

14.3.3 Specific impact of currency and interest rate hedges

- Fair value hedges

At December 31, 2007, the net impact of fair value hedges recognized in the income statement was not material.

- Cash flow hedges

Foreign currency and interest rate derivatives designated as cash flow hedges can be analyzed as follows by maturity:

	Market value by maturity
	In millions of euros
N+1	7.9
N+2	3.4
N+3	1.5
N+4	(0.7)
N+5	(0.6)
Beyond 5 years	(6.9)
Total	**4.6**

An unrealized net gain of €6.4 million was taken directly to equity in 2007.

No amounts relating to cash flow hedges were transferred from equity to income in the period.

The ineffective portion of cash flow hedges recognized in income amounted to a negative €5.3 million.

- Net investment hedges

The ineffective portion of net investment hedges recognized in income amounted to €1.7 million.

14.3.4 Sensitivity analysis: foreign currency and interest rate instruments

Sensitivity was analyzed based on the Group's debt position (including interest rate and foreign currency derivatives) at the balance sheet date.

For currency risk, sensitivity corresponds to 10% rise or fall in exchange rates compared to closing rates.

Impact on income

Changes in exchange rates against the euro only affect income via gains and losses on liabilities denominated in a currency other than the reporting currency of companies carrying the liabilities on their balance sheets, when the liabilities in question do not qualify as net investment hedges. A uniform 10% rise in the value of the euro against all other foreign currencies has a positive €8 million impact on income.

Impact on equity

For financial liabilities (debt and derivatives) designated as net investment hedges, a uniform rise of 10% in the value of the euro against all other foreign currencies has a positive impact of €117 million on equity. This impact is countered by the offsetting change in the net investment hedged.

For interest rate risk, sensitivity corresponds to a 1% rise or fall in the yield curve compared with year-end interest rates.

Impact on income

A uniform 1% rise or fall in short-term interest rates (across all currencies) on the nominal amount of floating-rate net debt and the floating-rate component of derivatives, would have an impact of €25 million on net interest expense.

In the income statement, a rise of 1% in interest rates (identical throughout the yield curve and across all currencies) would result in a gain of €14 million attributable to changes in the fair value of derivatives not documented or designated as net investment hedges. However, a fall of 1% in interest rates would generate a loss of €14 million.

Impact on equity

A uniform 1% rise or fall in interest rates (identical throughout the yield curve and across all currencies) would have an impact of €17 million on equity attributable to changes in the fair value of derivative instruments designated as cash flow hedges.

14.3.5 Market risk: equity instruments

At December 31, 2007, available-for-securities held by the Group amounted to €1,143.6 million (see Note 13.1.1).

A fall of 10% in the value of these listed securities would have an impact of around €66 million on equity attributable to the Group, depending on whether or not the Group considers the decline to be significant and prolonged. The Group's portfolio of listed and unlisted equity investments is managed in accordance with a specific investment policy. Reports on the equity portfolio are submitted to Executive Management on a regular basis.

Note — 15. Inventories

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
Raw materials	135.6	120.5	120.7
Production in progress	83.4	119.5	144.5
Finished products	23.5	5.9	7.6
Total	**242.5**	**245.9**	**272.8**

Note — 16. Other assets

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005		
	Non-current	Current	Total	Non-current	Current	Total	Non-current	Current	Total
	In millions of euros								
Reimbursement rights	0.5		0.5	0.6		0.6	0.5		0.5
Tax receivables		323.6	323.6		244.3	244.3		241.2	241.2
Other receivables	54.6	441.9	496.5	44.9	440.7	485.6	102.2	417.8	520.0
Total	**55.1**	**765.5**	**820.6**	**45.5**	**685.0**	**730.5**	**102.7**	**659.0**	**761.7**

Note — 17. Equity

17.1 Share capital

At the date it listed for the first time, SUEZ Environnement Company had share capital of €1,958.8 million euros, made up of 489,699,060 shares.

17.2 Changes in fair value recognized in shareholders' equity

The table below sets out a breakdown of changes in fair value recognized directly in equity:

	Dec. 31, 2005	Change	Dec. 31, 2006	Change	Dec. 31, 2007
	In millions of euros				
Available-for-sale securities	100.1	147.6	247.7	119.8	367.5
Cash flow hedges	(20.6)	21.9	1.3	6.4	7.7
Net investment hedges	2.1	7.7	9.8	2.7	12.5
Commodity cash flow hedges	0.0	(5.2)	(5.2)	8.2	3.0
Actuarial gains and losses	(50.2)	17.7	(32.5)	58.0	25.5
Deferred taxes	(2.1)	(38.4)	(40.5)	(56.5)	(97.0)
Translation adjustments	54.9	(66.8)	(11.9)	(82.0)	(93.9)
Total	**84.2**	**84.5**	**168.7**	**56.6**	**225.3**

17.3 Equity management

The management of equity is dealt with at the level of the SUEZ group, SUEZ Environnement SA equity and SUEZ Environnement Company are dealt with in this framework.

Note — 18. Provisions

At December 31, 2007:

	Dec. 31, 2006	Allowance	Reversals (utilizations)	Reversals (surplus provisions)	Change in scope of combination	Impact of unwinding discount adjustments(1)	Translation adjustments(2)	Other	Dec. 31, 2007
	In millions of euros								
Pensions and other employee benefit obligations	386.8	34.8	(36.5)	(10.0)	1.0	9.9	(10.6)	(50.6)	324.8
Sector-related risks	189.8	38.1	(51.3)	(34.8)	1.5	0.0	(0.1)	2.8	146.0
Warranties	38.4	6.5	(4.4)	(0.2)	(0.0)	0.0	(1.4)	1.0	39.9
Disputes, claims and tax risks	133.9	30.4	(35.4)	(9.3)	0.9	0.0	(2.0)	5.0	123.5
Site rehabilitation	473.7	39.8	(38.6)	0.0	9.8	25.0	(10.4)	3.7	503.0
Restructuring costs	14.1	19.9	(9.0)	(1.5)	(0.1)	0.0	(0.2)	(0.6)	22.6
Other contingencies	142.9	31.4	(49.0)	(2.0)	18.8	0.3	(2.5)	(3.3)	136.6
Total provisions	**1,379.6**	**200.9**	**(224.2)**	**(57.8)**	**31.9**	**35.2**	**(27.2)**	**(42.0)**	**1,296.4**

At December 31, 2006:

	Dec. 31, 2005	Allowance	Reversals (utilizations)	Reversals (surplus provisions	Changes in scope of combination	Impact of unwinding discount adjustments(1)	Translation adjustments(2)	Other	Dec. 31, 2006
	In millions of euros								
Pensions and other employee benefit obligations	430.6	27.8	(33.7)	(0.5)	(3.1)	10.2	(10.7)	(33.8)	386.8
Sector-related risks	77.8	142.8	(17.9)	(20.6)	7.2	0.0	0.0	0.5	189.8
Warranties	48.7	16.2	(15.6)	(0.5)	(3.6)	0.0	(1.3)	(5.5)	38.4
Disputes, claims and tax risks	351.3	49.2	(114.2)	(10.2)	(132.8)	0.0	(2.8)	(6.6)	133.9
Site rehabilitation	434.3	54.2	(45.1)	(0.7)	6.6	15.6	2.3	6.5	473.7
Restructuring costs	28.0	5.8	(17.9)	(0.8)	(5.5)	0.0	(0.2)	4.7	14.1
Other contingencies	177.3	52.7	(81.8)	(5.0)	(14.1)	2.2	(3.0)	14.6	142.9
Total provisions	**1,548.0**	**348.7**	**(326.2)**	**(38.3)**	**(145.3)**	**28.0**	**(15.7)**	**(19.6)**	**1,379.6**

(1) The amount presented in respect of pensions and other employee benefit obligations relates to the interest cost on pension obligations, net of the expected return on plan assets.

(2) The Group reported €27.2 million in translation losses in 2007, €15.7 million in translation losses in 2006 and €55.2 million in translation gains in 2005, relating mainly to its US subsidiaries.

At December 31, 2005:

	Jan. 1, 2005	Allowance	Reversals (utilizations)	Reversals (surplus provisions)	Changes in scope of combination	Impact of unwinding discount adjustments(1)	Translation adjustments(2)	Other	Dec. 31, 2005
	In millions of euros								
Pensions and other employee benefit obligations	364.8	26.5	(29.6)	(0.6)	(4.1)	11.3	17.4	44.9	430.6
Sector-related risks	53.2	28.6	(32.1)	(5.7)	13.6	0.0	0.0	20.2	77.8
Warranties	46.0	12.2	(11.0)	(0.6)	0.0	0.0	1.8	0.3	48.7
Disputes, claims and tax risks	288.7	90.3	(90.3)	(32.4)	(9.9)	5.7	24.2	75.0	351.3
Site rehabilitation	412.4	46.9	(43.3)	0.0	1.1	14.0	3.6	(0.4)	434.3
Restructuring costs	76.2	12.1	(12.7)	(1.6)	0.0	0.0	2.0	(48.0)	28.0
Other contingencies	191.4	66.5	(71.8)	(2.6)	30.1	1.3	6.2	(43.8)	177.3
Total provisions	**1,432.7**	**283.1**	**(290.8)**	**(43.5)**	**30.8**	**32.3**	**55.2**	**48.2**	**1,548.0**

(1) The amount presented in respect of pensions and other employee benefit obligations relates to the interest cost on pension obligations, net of the expected return on plan assets.

(2) The Group reported €27.2 million in translation losses in 2007, €15.7 million in translation losses in 2006 and €55.2 million in translation gains in 2005, relating mainly to its US subsidiaries.

The allowances, reversals and changes presented above and resulting from the unwinding of discounting adjustments are presented as follows in the income statement for 2007:

	Net allowances
	In millions of euros
Income from operating activities	(90.1)
Other financial income and expenses	35.2
Income tax expense	9.0
Total	**(45.9)**

18.1 Pensions and other employee benefit obligations

See Note 19.

18.2 Sector-related risks

Provisions for sector-related risks include provisions relating to court proceedings involving Argentine contracts and to warranties given in connection with divestments that are likely to be called on.

18.3 Disputes, claims and tax risks

This item includes provisions relating to ongoing disputes involving employees or social security organizations (social security tax deficiency assessment, etc.), disputes arising in the ordinary course of business (customer claims, accounts payable disputes), tax deficiency assessments and tax disputes.

In 2006, the changes in these provisions reflect the Group's withdrawal from Argentina and Brazil.

18.4 Site rehabilitation

The June 1998 European Directive on waste management introduced a number of obligations regarding the closure and long-term monitoring of waste storage facilities. These obligations lay down the rules and conditions incumbent on the operator (or owner of the site where the operator fails to comply with its obligations) in terms of the design and scale of storage, collection and treatment centers for liquid (leachates) and gas (biogas) effluents. It also introduces provisions for these facilities to be inspected every thirty years.

These obligations give rise to two types of provisions (rehabilitation and long-term monitoring) calculated on a case-by-case basis depending on the site concerned. In accordance with the accrual basis of accounting, the provisions are set aside over the period the site is in operation, pro rata to the depletion of waste storage volume. Costs to be incurred at the time of a site's closure or during the long-term monitoring period (30 years after a site is shut down within the European Union) are discounted to present value. An asset is recorded as counterparty to the provision and depreciated in line with the depletion of waste storage volume or the need for coverage during the period.

The amount of the provision for site rehabilitation (at the time the facility is shut down) depends on whether the shield used is semi-permeable, semi-permeable with a drainable facility, or impermeable. This has a considerable impact on future levels of leachate effluents and hence on future waste treatment costs. To calculate the provision, the cost to rehabilitate the as-yet untreated surface area needs to be estimated. The provision carried in the balance sheet at year-end must cover the costs to rehabilitate the untreated surface area (difference between the fill rate and the percentage of the site's surface that has already been rehabilitated). The amount of the provision is reviewed each year based on work completed or still to be carried out.

The calculation of the provision for long-term monitoring depends on both the costs arising on the production of leachate and biogas effluents, and on the amount of biogas recycled. The recycling of biogas represents a source of revenue and is deducted from the amount of long-term monitoring expenditure. The main expense items arising from long-term monitoring obligations relate to:

- construction of infrastructure (biogas recycling facility, installation of leachate treatment facility) and the demolition of installations used while the site is in operation;
- upkeep and maintenance of the protective shield and infrastructures (surface water collection);
- control and monitoring of surface water, underground water and leachates;
- replacement and repair of observation wells;
- leachate treatment costs;
- biogas collection and processing costs (taking into account any revenues from biogas recycling).

The provision for long-term monitoring obligations to be recognized at year-end depends on the fill rate of the facility at the end of the period, estimated aggregate costs per year and per unit (based on standard or specific costs), the estimated shutdown date and the discount rate applied to each site (based on its residual life).

18.5 Other contingencies

Other risks mainly include provisions for miscellaneous employee-related litigation, environmental risks and various business risks.

Note — 19. Pensions and other employee benefit obligations

19.1 Description of the main pension plans and related benefits

Most Group companies grant their employees benefits (pensions and early retirement plans, retirement indemnities, medical coverage, benefits in kind, etc.) and other long-term benefits, such as jubilee and other long-service awards.

Benefits granted under defined benefit plans are allocated in the form of a lump sum paid upon the employee's retirement, or annuities, both of which are generally based on the final salary and length of service.

In France, retirement bonuses are paid to employees, and the amount, set by the applicable collective bargaining agreement, is defined in terms of a number of months' salary calculated based on the employee's length of service at retirement. Certain French subsidiaries also offer supplementary defined benefit plans that guarantee a level of annuity upon retirement. In the United States and United Kingdom, the annuities paid on retirement are generally determined as a percentage of the final salary.

Defined benefit plans may be fully or partly pre-funded by employer contributions to a pension fund (as is the case in the United States and United Kingdom) or a dedicated fund managed by an insurance company (France). With the exception of the United States, other employee benefit plans and other long-term benefits are generally not pre-funded.

Employees of some Group companies are affiliated to multi-employer pension plans, covering pension, death and disability benefits legally paid in the form of annuities. Multi-employer plans are particularly common in the Netherlands, where electricity and gas sector employees are normally required to participate in a compulsory industry-wide scheme.

Multi-employer plans can be classified as either defined contribution or defined benefit plans, depending on the terms and conditions applicable to the plan (and any constructive obligation beyond the formal terms and conditions of the plan). In the absence of any regulations governing the calculation of the share of the underlying financial position and the performance attributable to each participating employer, and in the absence of any surplus or shortfall that could affect future levels of contributions, these multi-employer plans are treated as defined contribution plans in accordance with IAS 19.

Most SITA Nederland employees are affiliated to the industry-wide pension fund BPF Vervoer. This fund has 550,000 members originating from 8,600 different employers in the freight and passenger transport industries. BPF Vervoer manages assets worth €5.4 billion.

The fund grants annuities to affiliated employees upon retirement. Since 2006, annuities accrued each year equal 2.05% of the employee's annual salary less a deductible of €9,819 in 2007. Rights which vested before 2006 are calculated in accordance with the funds' previous regulations. Retirement annuities may be indexed on an annual basis, at the discretion of the fund's Board of Directors, but the indexation rate may not exceed the salary increase rate for the sector.

Contributions paid into this fund represent 28.2% of the employee's annual salary less the deductible, and 9.6% of the contributions are paid by the employee.

19.2 Defined benefit plans

The Group's obligations for pensions and other employee benefit plans are as follows:

	Dec. 31, 2007			Dec. 31, 2006			Dec. 31, 2005		
	Pension benefit obligations(a)	Other benefit obligations(b)	Total	Pension benefit obligations(a)	Other benefit obligations(b)	Total	Pension benefit obligations(a)	Other benefit obligations(b)	Total
	In millions of euros								
Change in projected benefit obligation									
Projected benefit obligation at January 1	**(818.0)**	**(176.5)**	**(994.5)**	**(712.6)**	**(173.3)**	**(885.9)**	**(619.1)**	**(142.2)**	**(761.3)**
Service cost	(26.5)	(6.0)	(32.5)	(26.9)	(6.2)	(33.1)	(22.0)	(4.9)	(26.9)
Interest cost	(40.1)	(9.1)	(49.2)	(36.7)	(9.1)	(45.8)	(32.7)	(8.6)	(41.3)
Contributions paid	(1.9)	0.0	(1.9)	(2.1)	0.0	(2.1)	(1.4)		(1.4)
Amendments	3.1	0.0	3.1	(2.0)	(1.5)	(3.5)	(1.9)		(1.9)
Acquisitions/disposals of subsidiaries	(3.7)	(0.7)	(4.4)	(99.9)	2.8	(97.1)	(1.2)	(1.3)	(2.5)
Curtailments/settlements	12.3	0.0	12.3	3.6	(0.1)	3.5	7.6	(0.9)	6.7
Special terminations	0.0	0.0	0.0	0.0	0.0	0.0			0.0
Actuarial gains and losses	45.8	13.0	58.8	19.8	(8.1)	11.7	(48.4)	(8.6)	(57.0)
Benefits paid	37.0	7.4	44.4	38.8	7.9	46.7	41.0	7.2	48.2
Other (foreign currency translation)	35.9	9.9	45.8	0.0	11.1	11.1	(34.5)	(14.0)	(48.5)
Projected benefit obligation at December 31 A	**(756.1)**	**(162.0)**	**(918.1)**	**(818.0)**	**(176.5)**	**(994.5)**	**(712.6)**	**(173.3)**	**(885.9)**
Change in fair value of plan assets									
Fair value of plan assets at January 1	**587.5**	**37.8**	**625.3**	**453.4**	**38.3**	**491.7**	**400.5**	**28.5**	**429.0**
Expected return on plan assets	36.4	2.8	39.2	32.9	2.7	35.6	28.7	2.5	31.2
Contributions received	31.8	7.5	39.3	33.3	8.1	41.4	33.3	9.3	42.6
Acquisitions/disposals of subsidiaries	0.3	0.0	0.3	108.8	0.0	108.8	2.9		2.9
Curtailments/settlements	(6.9)	0.0	(6.9)	(3.9)	0.0	(3.9)	(4.1)	0.6	(3.5)
Actuarial gains and losses	2.8	1.3	4.1	7.5	0.6	8.1	4.6		4.6
Benefits paid	(37.0)	(7.4)	(44.4)	(38.8)	(7.9)	(46.7)	(41.0)	(7.2)	(48.2)
Other (foreign currency translation)	(31.1)	(3.9)	(35.0)	(5.7)	(4.0)	(9.7)	28.5	4.6	33.1
Fair value of plan assets at December 31 B	**583.8**	**38.1**	**621.9**	**587.5**	**37.8**	**625.3**	**453.4**	**38.3**	**491.7**
Funded status A+B	**(172.3)**	**(123.9)**	**(296.2)**	**(230.5)**	**(138.7)**	**(369.2)**	**(259.2)**	**(135.0)**	**(394.2)**
Unrecognized past service cost	4.0	(15.3)	(11.3)	7.2	(17.2)	(10.0)	7.5	(23.3)	(15.8)
Asset ceiling									
Net benefit obligation	**(168.3)**	**(139.2)**	**(307.5)**	**(223.3)**	**(155.9)**	**(379.2)**	**(251.7)**	**(158.3)**	**(410.0)**
Accrued benefit liability	**(185.6)**	**(139.2)**	**(324.8)**	**(230.9)**	**(155.9)**	**(386.8)**	**(272.3)**	**(158.3)**	**(430.6)**
Prepaid benefit cost	**17.3**	**0.0**	**17.3**	**7.6**	**0.0**	**7.6**	**20.6**	**0.0**	**20.6**

(a) Pensions and retirement bonuses.

(b) Long-service awards, healthcare and other employee benefits.

In 2006, amounts relating to acquisitions of subsidiaries arise mainly on the first-time combination of London Waste by SITA UK and of Bristol Water by Agbar.

Actuarial losses recognized in total equity amounted to €29.5 million at December 31, 2007, compared with actuarial gains of €30.1 million at December 31, 2006 and actuarial gains of €45.6 million at December 31, 2005.

	2007	2006	2005
	In millions of euros		
At January	**30.1**	**45.6**	**0.0**
Actuarial losses and (gains) generated during the year	(59.6)	(15.5)	45.6
At December 31	**(29.5)**	**30.1**	**45.6**

19.2.1 Funding of employee benefit obligations

The funding of these obligations at December 31 for each of the periods presented can be analyzed as follows:

	Actuarial debt	Fair value of plan assets	Unrecognized past service cost	Asset ceiling	Total net obligation
			In millions of euros		
Underfunded plans	(539.9)	331.8	(1.7)	0.0	(209.8)
Overfunded plans	(274.4)	290.1	0.0	0.0	15.7
Unfunded plans	(103.8)	0.0	(9.6)	0.0	(113.4)
Total at December 31, 2007	**(918.1)**	**621.9**	**(11.3)**	**0.0**	**(307.5)**
Underfunded plans	(636.9)	357.9	(3.3)	0.0	(282.3)
Overfunded plans	(268.0)	267.4	0.0	0.0	(0.6)
Unfunded plans	(89.6)	0.0	(6.7)	0.0	(96.3)
Total at December 31, 2006	**(994.5)**	**625.3**	**(10.0)**	**0.0**	**(379.2)**
Underfunded plans	(574.2)	291.4	(7.6)	0.0	(290.4)
Overfunded plans	(180.3)	200.3	0.0	0.0	20.0
Unfunded plans	(131.4)	0.0	(8.2)	0.0	(139.6)
Total at December 31, 2005	**(885.9)**	**491.7**	**(15.8)**	**0.0**	**(410.0)**

19.2.2 Reconciliation with provisions carried in the balance sheet

The yearly changes in pension liabilities and prepaid costs can be broken down as follows:

	Assets	Liabilities
	In millions of euros	
Balance at December 31, 2005	**20.6**	**(430.6)**
Exchange rate differences	(2.6)	13.1
Actuarial gains and losses	1.1	18.7
Changes in scope of combination and other	(13.7)	19.4
Period expense net of contributions	0.1	(44.6)
Contributions	2.1	37.2
Balance at December 31, 2006	**7.6**	**(386.8)**
Exchange rate differences	(0.4)	5.9
Actuarial gains and losses	19.4	43.5
Changes in scope of combination and other	(10.2)	10.2
Period expense net of contributions	(3.8)	(29.9)
Contributions	4.7	32.3
Balance at December 31, 2007	**17.3**	**(324.8)**

19.2.3 Components of net periodic pension cost

The net periodic cost recognized in respect of pensions and other employee benefit obligations for the years ended December 31, 2007, 2006 and 2005 breaks down as follows:

	2007	2006	2005
		In millions of euros	
Current service cost	(32.5)	(33.1)	(26.9)
Interest cost	(49.2)	(45.8)	(41.3)
Expected return on plan assets	39.2	35.6	31.2
Past service cost	0.8	(0.9)	(1.0)
Actuarial gains and losses	(1.1)	0.0	0.0
Gains or losses on pension plan curtailments, terminations and settlements	10.6	(0.4)	1.5
Special terminations	(1.5)	0.0	0.0
Balance at December 31	**(33.7)**	**(44.6)**	**(36.5)**
o/w recorded in current operating income	(23.7)	(34.4)	(26.4)
o/w recorded in financial income/(loss)	(10.0)	(10.2)	(10.1)

19.2.4 Funding policy and strategy

When defined benefit plans are funded, the related plan assets are invested in pension funds and/or with insurance companies, depending on the investment practices specific to the country concerned. The investment strategies underlying these defined benefit plans are aimed at striking the right balance between an optimum return on investments and an acceptable level of risk.

The objectives of these strategies are twofold:

— to maintain sufficient income streams and liquidity to cover pensions and other benefit payments; and

— to achieve a long-term return on investment that is at least equal to the future returns expected by plan participants.

When plan assets are invested in pension funds, investment decisions and the allocation of plan assets are the responsibility of the fund manager concerned. For French companies, where plan assets are invested with an insurance company, the latter manages the investment portfolio and generally guarantees a rate of return on the related assets. The insurer's sole obligation in this case is to ensure a fixed minimum return on the plan assets.

The allocation of plan assets by principal asset category can be analyzed as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Equities	45%	48%	46%
Bonds	44%	40%	14%
Real estate	1%	1%	1%
Other (including money market securities)	10%	11%	39%
	100%	100%	100%

19.2.5 Actuarial assumptions

Actuarial assumptions are determined individually per country and company in association with independent actuaries. Weighted discount rates are presented below:

	Pension benefit obligations			Other benefit obligations			Total benefit obligations		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Discount rate	5.6%	4.9%	4.7%	5.9%	5.4%	5.3%	5.6%	5.0%	4.8%
Estimated future increase in salaries	3.3%	3.2%	3.1%	3.3%	3.6%	3.4%	3.3%	3.2%	3.1%
Expected return on plan assets	6.5%	6.2%	6.4%	8.3%	7.9%	8.0%	6.6%	6.4%	6.6%
Average remaining working lives of participating employees	12 years	13 years	13 years	14 years	16 years	15 years	12 years	13 years	14 years

The expected rates of return on plan assets, calculated based on prevailing market conditions, are determined as follows:

- Bond yield rates correspond to yields on government bonds, which are consistent with current yields on inflation-indexed bonds.
- The rate of return on equities includes a risk premium of 3% compared with the bond yields.
- The premium included in the rate of return on real estate assets corresponds to a 1% risk premium, calculated pro rata to the expected return on equities.

The assumptions used for healthcare cost trend rates (including inflation) are 5.8% for 2008 and 2009, and 5.6% for 2010.

The breakdown of experience adjustments giving rise to actuarial gains and losses in 2007 is as follows:

	31 December 2007		31 December 2006	
	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations
	In millions of euros			
Projected benefit obligation	(756.1)	(162.0)	(818.0)	(176.5)
Fair value of plan assets	583.8	38.1	587.5	37.8
Surplus/deficit	(172.3)	(123.9)	(230.5)	(138.7)
Experience adjustments to projected benefit obligation	10.2	8.7	0.1	3.0
Experience adjustments to fair value of plan assets	2.8	1.3	7.5	0.6

A one percentage point change in the assumed increase in healthcare costs would have the following impacts:

	One point increase			One point decrease		
	2007	2006	2005	2007	2006	2005
	In millions of euros					
Impact on expenses	2.6	2.4	1.9	(2.1)	(1.9)	(1.5)
Impact on pension obligations	23.9	23.8	22.5	(19.8)	(18.8)	(18.2)

19.2.6 Geographical breakdown of obligations

In 2007, the geographical breakdown of the main obligations and the related actuarial assumptions (including inflation) were as follows:

	Euro Zone		US		Rest of the world	
	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations
Net benefit obligations	(152.6)	(68.9)	(3.2)	(49.1)	(12.5)	(21.2)
Discount rate	5.1%	5.1%	6.5%	6.6%	5.1%	6.5%
Estimated future increase in salaries	3.1%	2.3%	3.5%	3.5%	3.7%	5.7%
Expected return on plan assets	5.3%	4.9%	8.5%	8.5%	6.7%	6.4%
Average remaining working lives of participating employees	12 years	14 years	13 years	14 years	11 years	15 years

In 2006, the geographical breakdown of the main obligations and the related actuarial assumptions (including inflation) were as follows:

	Euro Zone		US		Rest of the world	
	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations	Pension benefit obligations	Other benefit obligations
Net benefit obligations	(158.4)	(73.6)	(17.3)	(61.5)	(47.6)	(20.8)
Discount rate	4.5%	4.1%	6.0%	6.2%	4.8%	6.2%
Estimated future increase in salaries	2.9%	3.7%	3.5%	0.0%	3.4%	5.7%
Expected return on plan assets	5.0%	5.0%	8.5%	8.5%	6.4%	6.5%
Average remaining working lives of participating employees	13 years	14 years	12 years	14 years	12 years	16 years

In 2005, the geographical breakdown of the main obligations and the related actuarial assumptions (including inflation) were as follows:

	Euro zone		US		Rest of the world	
	Pension benefit obligations	**Other benefit obligations**	**Pension benefit obligations**	**Other benefit obligations**	**Pension benefit obligations**	**Other benefit obligations**
Net benefit obligations	(169.5)	(52.0)	(24.1)	(68.3)	(58.1)	(38.0)
Discount rate	4.1%	3.6%	5.9%	6.0%	4.8%	6.1%
Estimated future increase in salaries	2.9%	3.2%	3.5%	3.0%	2.7%	4.8%
Expected return on plan assets	4.3%	5.0%	8.5%	8.5%	7.1%	6.5%
Average remaining working lives of participating employees	14 years	15 years	13 years	15 years	12 years	15 years

19.2.7 Payments due in 2008

The Group expects to pay around €9.4 million in contributions into its defined benefit plans in 2008.

19.3 Defined contribution plans

In 2007, the Group recorded a €75.8 million charge in respect of contributions to Group defined contribution plans. These contributions are recorded under "Personnel costs" in the combined income statement.

Note — 20. Construction contracts

"Amounts due from customers under construction contracts" and "Amounts due to customers under construction contracts" are presented in the balance sheet within "Trade and other receivables" and "Trade and other payables", respectively.

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
		In millions of euros	
Amounts due from customers under construction contracts	52.7	16.1	14.0
Amounts due to customers under construction contracts	168.7	178.3	218.7
Net	**(116.0)**	**(162.2)**	**(204.7)**

Contracts in progress at the balance sheet date:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
		In millions of euros	
Cumulative income and expenses recognized	2,597.0	2,390.8	2,858.2
Advances received	57.1	77.9	84.2

Contingent liabilities arising under construction contracts are not material.

Note — 21. Finance leases

Items of property, plant and equipment held under finance leases are broken down into different asset categories depending on their type.

The main finance lease agreements entered into by the Group concern Novergie's incineration facilities.

A reconciliation between the undiscounted value and the present value of minimum lease payments is presented below:

	Future minimum lease payments at Dec. 31, 2007		Future minimum lease payments at Dec. 31, 2006		Future minimum lease payments at Dec. 31, 2005	
	Undiscounted value	Present value	Undiscounted value	Present value	Undiscounted value	Present value
	In millions of euros					
Year 1	64.1	61.0	61.2	58.9	60.7	59.0
Years 2 to 5 inclusive	178.7	147.7	182.5	157.6	180.1	160.8
Beyond year 5	197.7	73.5	228.7	103.1	244.0	128.5
Total future minimum lease payments	**440.5**	**282.2**	**472.4**	**319.6**	**484.8**	**348.3**

Note — 22. Operating leases

Operating lease income and expense for 2007, 2006 and 2005 can be analyzed as follows:

	2007	2006	2005
	In millions of euros		
Minimum lease payments	(263.2)	(308.9)	(282.9)
Contingent lease payments	(26.7)	(22.4)	(23.6)
Sub-letting income	4.1	3.7	0.0
Sub-letting expenses	(4.2)	(2.2)	0.0
Other operating lease expenses	(10.8)	(14.1)	(14.5)
Total	**(300.8)**	**(343.9)**	**(321.0)**

Future minimum lease payments due under non-cancelable operating leases can be analyzed as follows:

	2007	2006	2005
	In millions of euros		
Year 1	110.0	81.7	59.5
Years 2 to 5 inclusive	176.8	165.8	136.9
Beyond year 5	116.9	123.0	75.1
Total	**403.7**	**370.5**	**271.5**

At December 31, 2007, future minimum lease payments receivable under non-cancelable sub-letting arrangements totaled €12.1 million.

Note — 23. Concession contracts

The Group manages a large number of concessions as defined by SIC 29 covering drinking water distribution and wastewater, and waste.

The terms of the concessions vary between 12 and 50 years, depending mainly on the level of investments to be made by the concession operator.

The concession contracts specify a number of rights and obligations with regard to the infrastructure to be built and the public service concerned.

Contracts may provide for a general obligation allowing users access to the public service, and in certain cases according to a specified timeframe.

A general obligation also exists to return the concession infrastructure in good working condition at the end of the concession. Where appropriate (see Note 1.5.6), this obligation leads to the recognition of a capital renewal and replacement liability (see Note 13.2.3). Exceptionally, water distribution concessions in the United States do not provide for the return of the infrastructure to the grantor of the concession at the end of the contract. The infrastructure thus remains the property of the Group and is accounted for as property, plant and equipment (see Note 1.5.5).

Certain contracts provide for an additional obligation to extend the service to new users or improve the existing service. These obligations lead to the recognition of an intangible asset and a related liability (see Note 1.5.6).

As consideration for these obligations, the Group is entitled to bill either the local authority granting the concession (mainly incineration activities and BOT water treatment contracts) or the users for the services provided. The rights to bill for expenses incurred in extending or improving the concession infrastructure give rise to a receivable or an intangible asset, depending on the party primarily responsible for payment (see Note 1.5.6).

Services are generally billed at a fixed price which is linked to a particular index over the term of the contract. However, contracts may contain clauses providing for price adjustments (usually at the end of a five-year period) if there is a change in the economic conditions forecasted at the inception of the contracts.

Note — 24. Cash flows

24.1 Reconciliation with income tax expense in the income statement

	Tax cash flows (income tax expense)		
	2007	2006	2005
	In millions of euros		
Impact in the income statement	**(273.5)**	**(276.1)**	**(241.1)**
Non-cash items:			
— provisions for income taxes	9.0	2.3	9.9
— deferred tax	(9.0)	14.1	(10.4)
— change in taxes payable	(102.3)(a)	(13.1)	(19.0)
— other	24.6	11.9	10.7
Impact in the cash flow statement	**(351.2)**	**(260.9)**	**(249.9)**

(a) Includes mainly tax credits recognized by Agbar further to its sale of Applus.

24.2 Reconciliation with financial income/(loss) in the income statement

	Financial cash flows (financial income/loss)		
	2007	2006	2005
	In millions of euros		
Impact in the income statement	**(262.7)**	**(164.0)**	**(275.5)**
Changes in amortized cost	2.9	—	1.5
Foreign currency translation and changes in fair value	6.7	(1.4)	32.7
Unwinding of discounting adjustments to provision	43.3	35.1	39.8
Other	(2.4)	(3.2)	(17.4)
Impact in the cash flow statement	**(212.2)**	**(133.5)**	**(218.9)**

Note — 25. Share-based payment

SUEZ Environnement Company employees are eligible for the benefits offered to employees of the SUEZ group.

Expenses recognized in respect of share-based payment break down as follows:

		Expense for the year		
	Note	2007	2006	2005
		In millions of euros		
Stock option plans	*25.1*	12.7	11.6	9.1
Employee share issues(*)	*25.2*	18.1	6.2	4.4
Bonus/performance share plans	*25.3*	14.1	2.7	NA
Exceptional bonus	*25.4*	3.4	—	NA
		48.3	20.5	13.5

(*) including Stock Appreciation Rights (SARs).

25.1 Stock option plans

25.1.1 Stock option policy

The SUEZ stock option plan aims to closely involve executive and senior management, as well as high-potential managers, in the future development of the company and in creating shareholder value.

The award of stock purchase or subscription options is also a means of fostering loyalty, taking into account contribution to strategic policies as well as adhesion to SUEZ group values. Conditions for the award of options and the list of beneficiaries are defined by the Board of Directors of SUEZ in accordance with authorizations granted at Shareholders' Meetings.

In 2007, Executive Management reaffirmed its wish to maintain a growing base of beneficiaries, so as to preserve the coherence of SUEZ's policy in this area. The decision taken in 2000 not to apply a discount when determining the option price was renewed in 2007.

Since SUEZ's Board of Directors' decision in 2005, the number of options awarded has been reduced and partly replaced by an award of bonus SUEZ shares.

In 2007, awards of bonus shares testified to these principles.

In connection with the US delisting procedure, stock options granted to employees of Group companies in the US were replaced by a Stock Appreciation Rights scheme, which entitles beneficiaries to a cash payment equal to the profit they would make on exercising their options and immediately selling the underlying shares.

SUEZ's Board of Directors decided that the exercise of a portion of options awarded would be subject to certain conditions, provided for in the conditional system for senior management executives and in the enhanced conditional system for members of the Executive Committee.

Conditional system

2003 plan

As the performance conditions were satisfied at November 17, 2007, the stock subscription options granted to the Group's senior managers and members of SUEZ's Executive Committee may be exercised.

2004 plan

The exercise of half of the stock subscription options granted to the SUEZ group's senior managers and half of the options awarded to members of SUEZ's Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system), is subject to a performance condition. The options subject to this performance condition may be exercised if, during the period from November 17, 2008 to November 16, 2012, the SUEZ share price is equal to or greater than the exercise price of €18.14, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 17, 2004 to November 17, 2008.

2005 plan

The exercise of half of the stock subscription options granted to senior managers and members of SUEZ's Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system) is subject to a performance condition. The options subject to this performance condition may be exercised if, during the period from December 8, 2009 to December 7, 2013, the SUEZ share price is equal to or greater than the exercise price of €24.20, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009.

2006/2007 plan

The exercise of half of the stock subscription options granted to senior managers and members of SUEZ's Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system) is subject to a performance condition. These options may be exercised if, during the period from January 17, 2011 to January 16, 2015 inclusive, the SUEZ share price is equal to or greater than the exercise price of €38.89, adjusted for the change in the Eurostoxx Utilities Index observed over the period from January 16, 2007 to January 16, 2011.

November 2007 plan

The exercise of half of the stock subscription options granted to senior managers and members of SUEZ's Executive Committee (after deduction of approximately 10% of their options, which are subject to the enhanced conditional system) is subject to a performance condition. These options may be exercised if, during the period from November 13, 2011 to November 13, 2015 inclusive, the SUEZ share price is equal to or greater than the exercise price of €44.37, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 13, 2007 to November 13, 2011.

Enhanced conditional system

2004 plan

Approximately 10% of the stock subscription options granted to members of SUEZ's Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on November 17, 2008 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period from November 17, 2004 to November 17, 2008, plus 1% per annum. If this condition is met, then the associated options may be exercised; failing this, the options are irrevocably forfeited.

2005 plan

Approximately 10% of the stock subscription options granted to members of SUEZ's Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on December 8, 2009 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of the options, adjusted for the change in the Eurostoxx Utilities Index observed over the period from December 8, 2005 to December 8, 2009, plus 1% per annum. If this condition is met, then the associated options may be exercised; failing this, the options are irrevocably forfeited.

2006/2007 plan

Approximately 10% of the stock subscription options granted to members of SUEZ's Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on January 17, 2011 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the change in the Eurostoxx Utilities Index observed over the period from January 16, 2007 to January 16, 2011, plus 4%. If this condition is met, then the associated options may be exercised; failing this, the options are irrevocably forfeited.

Approximately 10% of the stock subscription options granted to members of SUEZ's Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the conditional system above, and the other half are free from performance conditions. The 10% of options subject to this enhanced performance condition may be exercised if the SUEZ share price on November 14, 2011 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the change in the Eurostoxx Utilities Index observed over the period from November 13, 2007 to November 13, 2011, plus 4%. If this condition is met, then the associated options may be exercised; failing this, the options are irrevocably forfeited.

SUEZ's Board of Directors has also decided that if the merger with Gaz de France were to be approved, the objectives included within the performance conditions linked to stock option plans would be reduced by applying a coefficient of 0.8.

25.1.2 Number of stock options awarded

The number of stock options awarded by each plan to Group management personnel is as follows:

Grant date	Number of options awarded
11/19/2003	2,605,250
11/17/2004	2,860,000
12/09/2005	1,864,190
01/17/2007	1,552,420
11/14/2007	1,174,380
Total	**10,056,240**

25.1.3 Fair value of stock option plans in force

Stock option plans are valued based on a binomial model using the following assumptions:

	November 2007 plan	January 2007 plan	2005 plan	2004 plan	2003 plan
Volatility(a)	33.71%	32.87%	31.25%	29.66%	28.04%
Risk-free rate(b)	4.03%	4.00%	3.25%	3.70%	4.30%
In euros:					
Dividend(c)	1.34	1.2	0.8	0.8	0.7
Fair value of options at the grant date	15.04	12.28	7.24	4.35	3.11

(a) Volatility corresponds to a moving average of volatilities over the life of the plan.

(b) The risk-free interest rate corresponds to a risk-free rate over the life of the plan.

(c) Last dividend paid/proposed.

25.1.4 Accounting impact

Based on a staff turnover assumption of 5%, the expense recorded during the period in relation to stock option plans was as follows:

	Expense for the year		
Grant date	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
		In millions of euros	
11/20/2002		3.5	3.9
11/19/2003	1.7	1.9	1.9
11/17/2004	3.0	3.0	3.0
12/09/2005	3.2	3.2	0.3
01/17/2007	4.3		
11/14/2007	0.5	—	—
	12.7	**11.6**	**9.1**

As allowed under IFRS 2, an expense has been recognized only for options granted after November 7, 2002 that had not yet vested at January 1, 2005.

25.1.5 *Stock appreciation rights*

The award of Stock Appreciation Rights (SARs) to US employees in November 2007 (as replacement for stock options) does not have a material impact on the Group's financial statements.

25.2 *Employee share issues*

25.2.1 *Description of plans available*

Employees are entitled to subscribe to share issues under Group corporate savings plans. They may subscribe to:

— either the Spring Classique plan: this plan allows employees to subscribe to SUEZ shares either directly or via an employee investment fund at lower than current market prices;

— or the Spring Multiple plan: under this plan, employees may subscribe to SUEZ shares, either directly or via an employee investment fund. The plan also entitles them to benefit from the positive performance of SUEZ shares (leverage effect) at the end of the mandatory holding period;

Stock Appreciation Rights (SAR): this leveraged plan enables the acquisition of a security benefiting from a performance multiplier which will result in a cash payment to the employee after a period of five years. The resulting employee liability is covered by warrants.

25.2.2 *Accounting impact*

The exercise price for the 2007 plan was based on the share price at the grant date less a 20% discount, representing €33.26.

The cost of these plans is based on the difference between the fair value of the shares subscribed and their subscription price, taking into account the mandatory five-year holding period provided for by French law. For leveraged employee savings plans, the calculation also considers the implicit opportunity cost for SUEZ in allowing its employees to benefit from more advantageous financial terms than would otherwise be applied.

The assumptions used in the calculation were as follows:

— Five-year risk-free interest rate: 4.4%

— Spread applied by the retail banking network: 2.0%

— Financing rate available to employees: 6.4%

— Borrowing cost of the shares: 1.5%

The resulting expense for 2007 is €13.2 million (concerning 4.9 million subscribed shares).

The accounting impact of these cash-settled Stock Appreciation Rights consists of recognizing a payable to the employee over the vesting period of the rights, with the corresponding adjustment recorded in income. At December 31, 2007, the fair value of the liability related to these awards in 2004, 2005 and 2007 amounted to €8.5 million.

The fair value of the liability is determined using the Black & Scholes model.

The impact of these awards on the income statement is a negative €4.9 million.

Upon expiration of the Spring 2002 plan in August 2007, 53,467 warrants were exercised for a total amount of €4 million.

25.3 *Bonus shares*

25.3.1 *Bonus share policy*

At its meeting of December 9, 2005, the Board of Directors of SUEZ decided to set up a SUEZ bonus share award scheme. This initiative had two objectives:

— to round out the system applicable to current beneficiaries of stock option plans, by partly replacing stock options with bonus share awards (the rate at which the stock options are replaced varies according to the seniority of the beneficiaries);

— to grant bonus shares to a category of employees not eligible for stock option awards, as exceptional recognition for their contribution and in order to stimulate their commitment to their company and the SUEZ group.

On February 13, 2006, 658,232 bonus shares were awarded under this plan, of which 236,900 were allocated to SUEZ Environnement Company. With the same objectives in mind, the Board of Directors' meetings of October 18, 2006 and November 14, 2007 respectively granted 963,074 and 1,179,348 bonus shares (334,156 and 396,042, respectively for SUEZ Environnement Company employees), subject to a vesting period of two years starting February 12, 2007 and November 14, 2007, respectively.

Bonus shares are awarded on the basis of several conditions:

1. presence in the Group (except in the event of retirement, death or disability);

2. performance condition based on the Group's return on capital employed (ROCE);

3. a mandatory holding period of two years as from the final vesting date.

In addition to bonus share plans set up within the scope of the SUEZ Board's objectives as described above, the Group awarded bonus shares on two other occasions:

- As part of the capital increase reserved for employees, bonus shares were awarded to beneficiaries in certain countries (outside France), based on two shares for every €40 subscribed, up to a maximum amount of €200 (10 bonus shares) per beneficiary. A total of 177,336 bonus shares were awarded (of which 46,056 for SUEZ Environnement Company employees), subject to a vesting period of five years.

- As part of a three-year global financial incentive scheme designed to involve employees more closely in the SUEZ group's performance, 14 bonus shares were awarded to each employee in 2007, representing a total of 2,030,000 bonus shares (838,684 for SUEZ Environnement Company). The vesting periods applicable to the share awards vary depending on the country concerned.

25.3.2 Bonus share plans in force

Grant date	Number of shares	Fair value per share
02/13/2006	236,900	28.3
02/12/2007	334,156	36.0
07/16/2007	838,684	37,8*
08/23/2007	46,056	32.1
11/14/2007	396,042	42.4
Balance at December 31, 2007	**1,851,838**	

* Weighted average value

25.3.3 Valuation method and impact on income for the period

The cost of the bonus share award was estimated in the same way as for stock option plans. and is recognized over the vesting period of the shares.

The expense recorded during the period in relation to current bonus share plans is as follows:

Grant date	Expense for the year Dec. 31, 2007	Expense for the year Dec. 31, 2006
	In millions of euros	
02/13/2006	3	2.7
02/12/2007	4.8	
07/16/2007	5.3	
08/23/2007	0.1	
11/14/2007	0.9	—
	14.1	2.7

25.4 Suez exceptional bonus

In November 2006, the SUEZ group introduced a temporary exceptional bonus award scheme aimed at rewarding employee loyalty and involving employees more closely in the group's success. This scheme provides for the payment of an exceptional bonus equal to the value of four SUEZ shares in 2010 and the amount of gross dividends for the period 2005-2009 (including any extraordinary dividends).

Around 79,800 SUEZ Environnement Company employees are eligible for this bonus at December 31, 2007.

The accounting impact of this cash-settled instrument consists of recognizing a payable to the employee over the vesting period of the rights, with the corresponding adjustment recorded in income. The fair value of the total liability is estimated on the basis of the SUEZ share price. At December 31, 2007, the corresponding expense amounted to €3.4 million.

The estimated fair value of the liability upon expiry of the plan is €12.3 million.

Note — 26. Related party transactions

The note describes material transactions between (i) the Group and its shareholders and their representatives, and (ii) the Group and the companies which it does not exclusively control (joint ventures and associates).

Only material transactions are described below.

26.1 Transactions between the parent company and related entities

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
		In millions of euros	
Transactions with the parent company			
Purchases and sales of goods and services	(30.6)	(29.7)	(29.4)
Financial income	1.5	1.2	0.9
Non-financial receivables	0.0	0.9	2.0
Non-financial payables	16.7	15.4	13.8
Borrowings	173.9	131.8	29.0
Transactions with companies related to the parent company			
Purchases and sales of goods and services	(9.3)	(24.6)	(18.4)
Financial income	29.4	26.6	23.9
Financial expenses	(83.7)	(86.6)	(75.7)
Balances outstanding with companies related to the parent company			
Non-financial receivables	3.7	3.5	3.5
Financial receivables	41.9	1.2	0.0
Non-financial payables	2.0	10.5	15.9
Borrowings	1,946.4	1,698.3	1,052.3
Net cash	461.2	1,177.7	1,048.4

Outstanding balances relate mainly to amounts payable by SUEZ Environnement, SLDE Eau International, Lyonnaise des eaux France, SITA Flandres and SITA Wallonie to SUEZ Finance SA and SUEZ SA.

26.2 Transactions with joint ventures and associates

Transactions with joint ventures and associates consisted of technical services provided to and received from Hungariavitz, SFWD and Swire in 2007 (€7.8 million), Agbar, SFWD and Swire in 2006 (€9.7 million) and Maynilad in 2005 (€36.2 million).

To finance its acquisition of Agbar shares owned by Torreal, Hisusa received a loan from its shareholders in 2007, including €104 million from SUEZ Environnement Company.

Note — 27. Executive compensation

Members of the Executive Committee comprise the Group's key management personnel.

Their compensation breaks down as follows:

	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	In millions of euros		
Short-term benefits	2.9	2.4	2.2
Post-employment benefits	0.8	0.8	0.6
Share-based payment	1.4	0.8	0.4
Termination benefits	—	—	—
Total	5.1	4.0	3.2

Note — 28. Contingent assets and liabilities

Based on its analysis, the Group did not identify any material contingent liabilities, since the probability that its existing commitments give rise to an outflow of resources embodying economic benefits is considered to be remote.

Note — 29. Legal and arbitration proceedings

29.1 Competition and industry concentration

In its decision of July 11, 2002, the French Anti-trust Council ruled that the existence of equal stakes in water distribution companies held by Compagnie Générale des Eaux (a subsidiary of Veolia Environment) and Lyonnaise des Eaux France (a subsidiary of SUEZ Environnement Company) created a collective dominant position between the two groups. Although the French Anti-trust Council did not impose sanctions against the two companies, it requested the Minister of the Economy to order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries to lift the barrier to competition.

Compagnie Générale des Eaux unsuccessfully appeal against the decision to the Paris Court of Appeal. Compagnie Générale des Eaux lodged a further appeal before the Court of Cassation (France's highest court of ordinary jurisdiction). In its decision of July 12, 2004, the Court of Cassation overturned the decision of the Paris Court of Appeal on the grounds that the Paris Court of Appeal did not have jurisdiction for measures relating to merger control. However, the decision of the Court of Cassation does not overturn the decision of the French Anti-trust Council.

Compagnie Générale des Eaux also filed an appeal to the Conseil d'Etat (France's highest administrative court) against the decision of the French Anti-trust Council for abuse of power. This appeal was dismissed by the Conseil d'Etat in its decision of November 7, 2005, on the grounds that the decision of the French Anti-Trust Council did not impose any sanctions and was only a preparatory act to the decision of the Minister of the Economy, which is not subject to appeal.

As of the date hereof, no decision has been made by the Minister of the Economy.

29.2 Disputes and arbitration

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitration with third parties or with the tax administrations of certain countries. Provisions are recorded for this litigation and arbitration when (i) a legal, contractual, or constructive obligation exists at the balance sheet date with respect to a third party; (ii) it is probable that there will be an outflow of resources without economic benefits in order to settle the obligation; and (iii) a reliable estimate can be made of this obligation. Provisions recorded in respect of these claims, disputes and tax risks totaled €123.5 million at December 31, 2007.

29.3 Disputes with the Argentine government

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. Consequently, in 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaties, SUEZ and certain other shareholders of concession holders (Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fe in Rosario and Aguas Cordobesas in Cordoba) launched arbitration proceedings in relation to this issue before the International Center for Settlement of Investment Disputes (ICSID). These proceedings aim at obtaining indemnities to compensate for the loss of value of the investments made since the start of the concession due to the measures adopted by the Argentine government following the adoption of the abovementioned Emergency Act.

Negotiations with the concession-granting authorities were immediately initiated in each case.

With respect to Aguas Cordobesas, an agreement providing for a new tariff regime was reached with the Province of Cordoba on October 13, 2006 and approved by the Provincial Congress on November 11, 2006. At the same time, SUEZ and Agbar sold control of the company to Roggio SA, a private Argentine utilities group, keeping only 10% (5% SUEZ, 5% Agbar) in Aguas Cordobesas. Pursuant to the terms of the agreement with the Province and the sale agreement with Roggio SA, Aguas Cordobesas and its foreign shareholders (including SUEZ) withdrew from the ICSID arbitration proceeding on December 22, 2006.

With respect to Aguas Argentinas and Aguas Provinciales de Santa Fe, negotiations between the concession holder and the concession-granting authorities continued in 2005, but stopped in 2006 without having resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the two Argentine contracts. Given this context and the resulting decline in the companies' financial and operational performance, Aguas Argentinas and Aguas Provinciales de Santa Fe were obliged to launch termination proceedings in respect of their concession contracts.

The voluntary liquidation of Aguas Provinciales de Santa Fe was announced at the company's annual Shareholders' Meeting on January 13, 2006. On January 31, 2006, an administrative decree was issued by the authorities terminating the current concession contract and duly acknowledging the transfer of services back to the grantor, with effect from February 8, 2006. On April 20, 2006, Aguas Provinciales de Santa Fe challenged the validity of this administrative decree.

The concession-granting authorities rejected Aguas Argentinas' termination request. Negotiations with a view to selling European shareholders' interests in Aguas Argentinas failed. On March 21, 2006, the Argentine government issued a decree terminating the Aguas Argentinas concession contract citing alleged infringement by the concession holder, and transferred all its assets to AYSA, a newly established, Argentine wholly-owned company. The decision of the Argentine authorities resulted in the suspension of payments owed by Aguas Argentinas. On April 28, 2006 Aguas Argentinas filed for *Concurso Preventivo* (a similar mechanism to bankruptcy in France).

ICSID arbitration proceedings in relation to the protection of foreign shareholders' interests in both of these contracts are ongoing. ICSID found that it had jurisdiction to decide both cases. The decision on jurisdiction in the Aguas Provinciales de Santa Fe case was delivered on May 16, 2006 and that regarding Aguas Argentinas on August 3, 2006. Hearings on the merits of the cases took place between April 28, 2007 and May 2, 2007 (Aguas Provinciales de Santa Fe) and between October 29, 2007 and November 8, 2007 (Aguas Argentinas).

Finally, a claim was filed with the Federal District Court of New York in late September 2006 by an entity entitled "Aguas Lenders Recovery Group" in order to obtain the payment by SUEZ, Agbar and AYSA (the Argentine state-owned company that succeeded Aguas Argentinas in its obligations) of US$130 million owed by Aguas Argentinas to unsecured lenders.

Note — 30. Subsequent events

The offer launched by SUEZ, La Caixa and Hisusa for the Aguas de Barcelona shares they did not already own concluded successfully on January 16, 2008, with the bidding companies gaining control of 90.01% of Agbar's share capital.

Upon completion of the offer, Agbar is:

66.44%-owned by Hisusa (proportionately combined);

12.02%-owned by SUEZ Environnement and Suez Environnement España (fully combined);

11.55%-owned by Criteria (Caixa), a non-Group company.

Borrowings will be reduced by €210 million owing to the transaction's high acceptance rate.

The bidding companies intend to maintain Agbar's listing on the Spanish stock market, with a free float of around 30% within two years.

Note — 31. List of the main combined companies at December 31, 2007, 2006 and 2005

		% interest			% control			Consolidation method		
Company name	Corporate headquarters	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
SUEZ ENVIRONNEMENT	1, rue d'Astorg 75008 Paris — France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
		WATER SERVICES								
LYONNAISE DES EAUX France	11, place Edouard VII 75009 Paris — France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
EAU ET FORCE	30, rue Paul Vaillant Couturier — BP 712 92007 Nanterre — France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
EAUX DE MARSEILLE	25, rue Edouard-Delanglade 13006 Marseille — France	48.8	48.8	48.8	48.8	48.8	48.8	PC	PC	PC
EAUX DU NORD	217, boulevard de la Liberté BP 329 59020 Lille — France	49.6	49.6	49.6	49.6	49.6	49.6	PC	PC	PC
S.C.M. (SDEI)	988, chemin Pierre Drevet 69140 Rillieux la Pape — France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
STEPHANOISE DES EAUX	28, rue Eugène Beaune 42043 Saint-Etienne — France	50.0	50.0	50.0	50.0	50.0	50.0	PC	PC	PC
DEGREMONT	183, avenue du 18 juin 1940 92500 Rueil Malmaison — France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
HISUSA	Torre Agbar, Avenida Diagonal 211, 08018 Barcelona — Spain	51.0	51.0	51.0	51.0	51.0	51.0	PC	PC	PC
AGBAR(a)	Torre Agbar, Avenida Diagonal 211, 08018 Barcelona — Spain	51.0	25.9	25.5	51.0	48.5	48.5	PC	PC	PC
AGUAS ANDINAS(b)	Avenida Presidente Balmaceda 1398, Piso — 4, Santiago — Chile	14.5	7.4	7.4	51.0	51.0	51.0	PC	PC	PC
AGUAS ARGENTINAS	Reconquista 823, 1003 Buenos Aires — Argentina	0.0	0.0	46.3	0.0	0.0	39.9	NC	NC	FC
AGUAS CORDOBESAS	Rivadaia 126 Ciudad de Cordoba 5000 Cordoba — Argentina	0.0	0.0	43.7	0.0	0.0	39.3	NC	NC	FC

Company name	Corporate headquarters	% interest Dec. 31, 2007	% interest Dec. 31, 2006	% interest Dec. 31, 2005	% control Dec. 31, 2007	% control Dec. 31, 2006	% control Dec. 31, 2005	Consolidation method Dec. 31, 2007	Consolidation method Dec. 31, 2006	Consolidation method Dec. 31, 2005
ONDEO PORTO RICO	Barbosa 604 Rio Pedras PR00919 — Puerto Rico	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
PT PAM LYONNAISE JAYA	Central Senayan 1, 7th floor Jl. Asia Afrika n°8 — 10270 Jakarta — Indonesia	51.0	51.0	95.0	51.0	51.0	95.0	FC	FC	FC
EURAWASSER	Carl-Hopp-Strasse 1, D-18069 Rostock — Germany	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
LYDEC	20, boulevard Rachidi, Casablanca — Morocco	51.0	51.0	51.0	51.0	51.0	51.0	FC	FC	FC
SINO FRENCH HOLDING (SFH)	New World Tower 29/f 16-18 Queensroad Central — Hong Kong	50.0	50.0	50.0	50.0	50.0	50.0	PC	PC	PC
BVK	Hybelota 16 65733 Brno — Czech Republic	46.2	46.2	46.2	46.2	46.2	46.2	EM	EM	EM
MACAU WATER	718 avenida do Conselheiro Borja Macau Via — Hong-Kong — China	42.5	42.5	42.5	Consolidated by SFH	Consolidated by SFH	Consolidated by SFH	PC	PC	PC
ONDEO INDUSTRIAL SOLUTIONS	23, rue du Professeur Pauchet 92420 Vaucresson — France	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
UNITED WATER	200 Old Hook Road, Harrington Park New Jersey — United States	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
		WASTE SERVICES								
SITA HOLDINGS UK LTD	Grenfell road, Maidenhead, Berkshire SL6 1ES — United Kingdom	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SE DEUTSCHLAND GmbH	Industriestrasse 161 D-50999, Cologne — Germany	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SITA NEDERLAND BV	Mr. E.N. van Kleffensstraat 6, Postbis 7009, NL — 6801 HA Arnhem, Netherlands	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SITA France	132, rue des 3 Fontanot 92000 Nanterre — France	99.9	99.9	99.9	99.9	99.9	99.9	FC	FC	FC
SITA ILE DE France	2 à 6, rue Albert de Vatimesnil 92532 Levallois Perret — France	99.9	99.9	99.9	99.9	99.9	99.9	FC	FC	FC
TERIS	54, rue Pierre Curie — ZI des Gâtines — BP 131 — 78373 Plaisir — France	99.9	99.9	99.9	99.9	99.9	99.9	FC	FC	FC
SITA BELGIUM	254, Rue de Gatti de Gamond — 1180 Brussels — Belgium	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SOCALUX	Lamesch SA — ZI Wolser Nord BP 75 — L-3201 Bettembourg — Luxembourg	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC

Company name	Corporate headquarters	% interest			% control			Consolidation method		
		Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
NOVERGIE HOLDING	235, avenue Georges Clémenceau 92746 Nanterre Cedex — France	99.9	99.9	99.9	99.9	99.9	99.9	FC	FC	FC
SE POLSKA	Ul. Kopernika, 17 — 02359 Warszawa — Poland	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
SITA CZ	Konevova, 1107/54 — 130 00 Praha 3 — Czech Republic	100.0	100.0	100.0	100.0	100.0	100.0	FC	FC	FC
VEA	Rua Bela Cintra 967 9c 10 andares Bela Vista SP CEP 01415-OOO Sao Paulo — Brazil	0.0	0.0	100.0	0.0	0.0	100.0	NC	NC	FC
SWIRE SITA	2801 Island Place Tower — 510 King's Road — North Point — Hong-Kong	50.0	50.0	50.0	50.0	50.0	50.0	PC	PC	PC
SITA AUSTRALIA	PO Box 160, Kemps Creek NSW 2171 — Australia	60.0	60.0	60.0	60.0	60.0	60.0	FC	FC	FC
SITA SVERIGE AB	Kungsgardsleden — 26271 Angelholm — Sweden	75.0	75.0	75.0	75.0	75.0	75.0	FC	FC	FC
SITA FINLAND OY AB	Sahaajankatu 49 — 00880 Helsinki — Finland	75.0	75.0	75.0	75.0	75.0	75.0	FC	FC	FC

(a) Agbar is fully consolidated in the accounts of Hisusa, which is itself proportionately combined by SUEZ Environnement Company. See also Note 2.

(b) Aguas Andinas, a subsidiary of IAM, has been consolidated by Agbar since January 1, 2006. SUEZ Environnement's interest in IAM was sold in 2005 at the time of IAM's stock market flotation. Accordingly, the percentage interest shown in the table for 2005, 2006 and 2007 only corresponds to the interest held via Agbar.

FC = Full consolidation

PC = Proportionate consolidation

EM = Equity method (associates)

NC = Not consolidated

20.2 Auditor's report

20.2.1 Report of the auditor on the combined financial statements for the fiscal years ended December 31, 2007, 2006 and 2005

(Free translation of a French language original)

"To the Chief Executive Officer,

In our capacity as statutory auditors of SUEZ Environnement Company, and in accordance with your request, we hereby report to you on the audit of the accompanying combined financial statements of SUEZ Environnement Company for the years ended December 31, 2005, December 31, 2006 and December 31, 2007.

These combined financial statements were prepared under your responsibility. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2005, December 31, 2006 and December 31, 2007 and the results of its operations for the years then ended in accordance with IFRS, as adopted by the European Union.

Without qualifying our opinion, we draw your attention to the matter disclosed in note 1.1 to the combined financial statements, "Basis of presentation", which describes the methods used to prepare these combined financial statements.

Neuilly-sur-Seine, May 30, 2008

The Statutory Auditors — Ernst & Young et Autres
French original signed by

Pascal Macioce — Nicole Maurin"[31]

[31] Ernst & Young et Autres is member of the Versailles audit association ("*Compagnie Régionale of Versailles statutory auditors*".

20.3 *Auditors' fees*

The table below presents the fees paid to Ernst & Young for the work conducted over 2007, 2006, and 2005 fiscal years:

	2007	%	2006	%
		(In thousand euros)		
Auditing				
Statutory auditing (certification, assessment)				
— Issuer (SUEZ Environnement Company)	2	0.0	0	0.0
— SUEZ Environnement	1,179	14.2	1,089	11.1
— Fully and proportionally consolidated subsidiaries in the combined financial statements	6,511	78.2	7,837	80.1
Other diligences and services directly related to the statutory auditor's mission				
— Issuer (SUEZ Environnement Company)	0	0.0	0	0.0
— SUEZ Environnement	0	0.0	0	0.0
— Fully and proportionally consolidated subsidiaries in the combined financial statements	498	6.0	778	8.0
SUBTOTAL	8,190	98.4	9,704	99.2
Other services provided by statutory auditors networks to the Issuer, SUEZ Environnement, and fully and proportionally consolidated subsidiaries				
— Legal, tax, employee related matters	83	1.0	72	0.7
— Others	52	0.6	14	0.1
SUBTOTAL	135	1.6	86	0.8
TOTAL	8,325	100.0	9,790	100.0

Ernst & Young audit fees amount represents over 65% of the aggregated amount of the Group's audit fees.

20.4 *Dividend distribution policy*

Distribution dividend policy is determined by SUEZ Environnement Company's board of directors; it takes into account, among others, the Company's results, its financial position, and the distribution policies of its main subsidiaries.

The Group intends to distribute in 2009, with respect to fiscal year 2008, a 320 million euros dividend, *i.e.*, 0.65 euros per SUEZ Environnement Company's share.[35]

In addition, the Group has an objective of distributing a dividend increasing by more than 10% each year for the next 2 years.

However, this objective does not constitute in any case a commitment by SUEZ Environnement Company, and future dividends will depend, among others, on the Group's objectives, its financial position and any other factor which are considered relevant by SUEZ Environnement Company's board of directors.

20.5 *Judicial and arbitration proceedings*

In the normal course of is business, the Group is involved in a significant number of judicial, arbitral and administrative proceedings. Only the most significant of such proceedings to which the Group is a party are set forth below.

The expenditures which may result from these proceedings are only recognized as a provision when they are probable and their amount can be assessed or estimated within a reasonable range. In the latter case, the amount provisioned is determined on a case by case basis. As of December 31, 2007, the Group had booked, in its combined financial statements, provisions relating to litigation, claims and tax risks for an amount of 123.5 million euros.

To the knowledge of the Company, for the last twelve-month period, there is no other governmental, judicial or arbitral procedure (including any procedure which the Company has knowledge of, which is suspended or of which it is threatened) which may have, or has recently had, a significant impact on the financial situation or profitability of the Company and/or the Group.

[35] On the basis of 489,699,060 shares

20.5.1 *Competition proceedings*

In its decision of July 11, 2002, the French Anti-trust Council ("Conseil de la concurrence") ruled that the existence of equal stakes in water distribution companies held by Compagnie Générale des Eaux (a subsidiary of Veolia Environment) and Lyonnaise des Eaux France (a subsidiary of SUEZ Environnement Company) created an abusive situation, a collective dominant position between the two groups. Although the French Anti-trust Council did not impose sanctions against the two companies, it requested the Minister of the Economy to order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries to lift the barrier to competition.

Compagnie Générale des Eaux unsuccessfully appealed against the decision to the Paris Court of Appeal. Compagnie Générale des Eaux lodged a further appeal before the Court of Cassation (France's highest court of ordinary jurisdiction). In its decision of July 12, 2004, the Court of Cassation overturned the decision of the Paris Court of Appeal on the grounds that the Paris Court of Appeal did not have jurisdiction for measures relating to merger control. However, the decision of the Court of Cassation does not overturn the decision of the French Anti-trust Council.

Finally, the Compagnie Générale des Eaux filed an appeal to the Conseil d'Etat (France's highest administrative court) against the decision of the French Anti-trust Council for abuse of power. This appeal was dismissed by the Conseil d'Etat in its decision of November 7, 2005, on the grounds that the decision of the French Anti-Trust Council did not impose any sanctions and was only a preparatory act to the decision of the Minister of the Economy, which is not subject to appeal.

As of the date hereof, no litigation proceeding are pending and no ministerial decree (arrêté ministériel) has been issued. By a letter dated February 18, 2008 to UFC-Que Choisir, Ms. Lagarde (French Minister of Economy) stated that she "sets herself a 6 months objective to finalize a consensual solution which must be implemented within a period inferior to 24 months"; in the event no solution is found, she added that she will take "all necessary measures to effectively enforce the French Anti-trust Council ("Conseil de la concurrence") decision".

20.5.2 *Concessions companies in Argentina*

In Argentina, tariffs under delegation of public services contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. Consequently, in 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaties, SUEZ and certain other shareholders of concession holders (Aguas Argentinas in Buenos Aires, Aguas Provinciales de Santa Fe in Rosario and Aguas Cordobesas in Cordoba) launched arbitration proceedings in relation to this issue before the International Center for Settlement of Investment Disputes (ICSID). These proceedings aim at obtaining indemnities to compensate for the loss of value of the investments made since the start of the delegation of public services due to the measures adopted by the Argentine government following the adoption of the abovementioned Emergency Act.

Negotiations with the concession-granting authorities were immediately initiated in each case.

With respect to Aguas Cordobesas, an agreement providing for a new tariff regime was reached with the Province of Cordoba on October 13, 2006 and approved by the Provincial Congress on November 11, 2006. At the same time, SUEZ and Agbar sold control of the company to Roggio SA, a private Argentine utilities group, keeping only 10% (5% SUEZ, 5% Agbar) in Aguas Cordobesas. Pursuant to the terms of the agreement with the Province and the sale agreement with Roggio SA, Aguas Cordobesas and its foreign shareholders (including SUEZ) withdrew from the ICSID arbitration proceeding on December 22, 2006.

With respect to Aguas Argentinas and Aguas Provinciales de Santa Fe, negotiations between the concession holder and the concession-granting authorities continued in 2005, but stopped in 2006 without having resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the two Argentine contracts. Given this context and the resulting decline in the companies' financial and operational performance, Aguas Argentinas and Aguas Provinciales de Santa Fe were obliged to launch termination proceedings in respect of their delegation of public services contracts.

The voluntary liquidation of Aguas Provinciales de Santa Fe was announced at the company's annual Shareholders' Meeting on January 13, 2006. On January 31, 2006, an administrative decree was issued by the authorities terminating the current delegation of public services contract and duly acknowledging the transfer of services back to the grantor, with effect from February 8, 2006. On April 20, 2006, Aguas Provinciales de Santa Fe challenged the validity of this administrative decree and challenged the decision of the concessive authority before the administrative courts of the Province of Santa Fe.

Similarly, negotiations with a view to selling European shareholders' interests in Aguas Argentinas failed. Therefore, Aguas Argentinas requested the termination of the delegation of public services contract claiming a default of the conceding authority, the latter refusing such request. On March 21, 2006, the Argentine government issued a decree terminating the Aguas Argentinas delegation of public services contract citing alleged infringement by the concession holder, and transferred all its assets to AySA, a newly established, Argentine wholly-owned company. The decision of the Argentine authorities resulted in the suspension of the company's payment. On April 28, 2006 Aguas Argentinas filed for Concurso Preventivo (a similar mechanism to bankruptcy in France). In the context of this bankruptcy procedure, a proposition was approved by creditors and homologated by the bankruptcy court on April 11, 2008, novating the admissible liabilities of Aguas.

ICSID arbitration proceedings in relation to the protection of foreign shareholders' investments in both of these contracts are ongoing. ICSID found that it had jurisdiction to decide both cases. The decision on jurisdiction in the Aguas Provinciales de Santa Fe case was delivered on May 16, 2006 and that regarding Aguas Argentinas on August 3, 2006. Hearings on the merits of the cases took place between April 28, 2007 and May 2, 2007 for the Aguas Provinciales de Santa Fe case and between October 29, 2007 and November 8, 2007 for the Aguas Argentinas case.

However, Banco de Galicia, a minority shareholder of Aguas Argentinas and, because of its Argentinian nationality, not a party to the ICSID proceedings, filed before the Argentinean courts, a claim for majority abuse against SUEZ and other foreign shareholders of the concession companies, claiming indemnification of their loss resulting, with respect to Banco de Galicia, from the withdrawal of the company AASA from the ICSID proceedings, originally also a party to the arbitration. The claim, filed before the civil commercial courts, has not yet been accompanied by a assessment of the amount of damages requested.

Finally, a claim was filed with the Federal District Court of New York in late September 2006 by an entity entitled "Aguas Lenders Recovery Group" in order to obtain the payment by SUEZ, Agbar and AySA (the Argentine state-owned company that succeeded Aguas Argentinas) of US$130 million owed by Aguas Argentinas to unsecured lenders.

In this context, SUEZ and SUEZ Environnement entered into an agreement on an economic transfer to SUEZ Environnement of the rights and liabilities related to the SUEZ's holdings in Aguas Argentinas and Aguas Provinciales de Santa Fe (See Section 5.1.6.2(a)).

20.5.3 Novergie

Novergie Centre Est, wholly-owned subsidiary of SUEZ Environnement, used to operate an incineration plant in Gilly-sur-Isère near Albertville (Savoie), built in 1984 and owned by the (public-private company) SIMIGEDA. In 2001, high rates of dioxin were found near the incineration plant and the Préfet of Savoie ordered the closing of the plant in October 2001.

Criminal complaints and action for damages parallel to prosecution were filed in March 2002 against, among others, the president of SIMIGEDA, the Préfet of Savoie and Novergie Centre Est for poisoning, endangering the life of others, and non intentional assault and battery, with respect to a dioxin pollution allegedly cause by the incineration plant.

Novergie Centre Est was indicted on December 22, 2005 on the counts of endangering the life of others and violating administrative regulations.

In the context of this procedure, judicial expertise showed that there had been no increase of the number of cancers in neighboring populations.

On October 26, 2007, the judge in charge of investigating the case dismissed the charges against physical persons indicted for endangering the life of others. However, the judge ordered that SIMIGEDA and Novergie Centre Est be tried before the Tribunal correctionnel of Albertville for having operated the plant "with no prior authorization, because of the caducity of the initial authorization as a result of significant changes in the operation of the plant".

20.5.4 Safege

The CIC LLC consortium, composed of Safege, Ecology & Environment Inc. and RSK Environment Ltd., was chosen in January 2002 by a Kuwaiti authority to conduct studies on environmental damages caused in Kuwait by Iraq during the 1990-1991 conflict.

In the context of conducting these studies, members of the CIC LLC consortium entered into a contract in January 2003, providing that they would use the services of the local company Kuwaiti Engineering Group ("**KEG**") to recruit local personnel in order to conduct the environmental audit, subject to the respect by KEG of budget constraints of the members of the consortium and to availability of personnel corresponding to the profile indicated by the consortium. Additionally, because of constraints of the Kuwaiti regulation, KEG was retained by the consortium to act as sponsor of the consortium in the context of the environmental audit mission.

In March 2003, Safege decided not to use the services of KEG, considering that KEG was not defending its interests. KEG challenged this termination of the commercial relationship, and filed an action with a New York State court against Safege and the CIC LLC consortium, claiming damages for USD 20 million against Safege (including USD 10 million as punitive damages).

On March 15, 2007, the court dismissed KEG's claim and dismissed Safege's incompetence claim, while considering that the case should have been brought before the Kuwaiti or French courts. KEG appealed the decision but again its claim was rejected on April 29, 2008.

20.5.5 United Water (New York)

In March 2008, a complaint was filed against United Water New York Inc. ("United Water") in Rockland County, New York Supreme Court on behalf of certain residential and commercial property owners following heavy rains causing floods to these owners. The plaintiffs request total compensatory damages of USD 33 million and punitive damages for the same amount, alleging, among other things, a default in the maintenance of the Lake DeForest Dam ("Dam") which would have prevented a progressive evacuation of the waters into the Hackensack River on which the Dam is erected and where are located the flooded properties.

Preliminarily, United Water, which owns and operates the dam, estimates the chances of the complaint to prosper rather weak based on the fact that United Water's operation of the Dam did not worsen the flooding or cause the resulting property damage. It should also be noted that the small number of plaintiffs concerned should not favour a class action.

The proceedings are at a very initial stage as the complaint was filed only this last March 2008.

It is also important to note that the proceedings have been reported to the insurance companies, as the eventual compensatory damages are insured above United Water's USD 1 million deductible.

20.5.6 Tax proceedings

20.5.6.1 Sociedad General de Aguas de Barcelona

Agbar was subject to a number of tax audits, mainly relating to corporate tax and value added tax.

With respect to corporate tax, Agbar received a reassessment notice from the tax administration relating to the fiscal years 1995 to 1998, mentioning an adjustment amount of 28 million euros and penalties of 12 million euros. Agbar also received a reassessment notice relating to the fiscal years 1999 to 2001, relating to an amount of 41 million euros and penalties of 25 million euros.

The company challenged in courts such notices alleging that tax authorities' justifications were not grounded.

In May 2007, concerning the 1995 to 1998 fiscal years, the administrative court reduced the amount of the claim to 22 million euros and cancelled the penalties. However, Agbar has appealed the remaining part of the claim, which is now being instructed by the Administrative Appellate Court. In addition, in May 2008, the administrative court cancelled the penalties related to fiscal years 1999 to 2001. However, the administrative court has retained almost all adjustment amounts. Therefore, Agbar will appeal this decision with respect to the adjustment part.

With respect to value added tax, the reassessment notice initially concerned an amount of 18 million euros for fiscal years 1996 to 1998, then 27 million euros for the fiscal years 1999 to 2001. The tax administration finally abandoned most of the claims in this respect; as a consequence, value added tax is no longer subject to any litigation procedure.

20.5.6.2 LYDEC

LYDEC, a 51% owned subsidiary of the Group, was subject to a tax audit relating to fiscal years 2002 to 2005 concerning corporate tax, value added tax and general income tax.

In this context, LYDEC has received since December 2006 reassessment notices relating to the audited fiscal years, for amounts considered by the Group to be a normally high.

LYDEC challenged most of the adjustments made by the tax authorities and initiated actions before the local taxation commission for all fiscal years subject to the tax audit.

Provisions have been booked for these disputes in the combined financial statements of the Group for the fiscal year ending on December 31, 2007, pursuant to its risk analysis, for an amount far below the amounts claimed by the tax authorities.

20.5.6.3 Lyonnaise des Eaux and its subsidiaries

With respect to the calculation of business tax ("taxe professionnelle"), Lyonnaise des Eaux France and its subsidiaries are in discussions with the French tax authorities. These discussions relate to the valuation method used for real estate assets and for equipment and other assets relating to the delegations of public services financed by the relevant delegated entity and/or local public entities.

In this context, notices of claims have been received by Lyonnaise des Eaux, Eau du Sud Parisien, Eau & Force, Société des Eaux du Nord, and SERAM.

20.6 Significant change in the business or financial situation

Consolidation of SUEZ Environnement Company in the financial statements of the new GDF-SUEZ group

Following the Spin-Off/Distribution transaction, the new group GDF SUEZ, resulting from the merger between Gaz de France and SUEZ, will hold 35.41% of SUEZ Environnement Company and will control over it through a shareholders' agreement among the new group GDF SUEZ and the main current shareholders of SUEZ, i.e. approximately 47.16% of the share capital of SUEZ Environnement Company. SUEZ Environnement Company will therefore be consolidated by the global consolidation method in the financial statements of the new group GDF SUEZ.

Agbar

The tender offer by SUEZ Environnement, SUEZ Environnement España, Criteria CaixaCorp and Hisusa for the remaining shares of Agbar not yet held by them ended successfully on January 16, 2008. Following this transaction, the bidders own 90.01% of the share capital.

The holding structure of Agbar is now as follows: (i) Hisusa (proportional integration): 66,44%; (ii) SUEZ Environnement and SUEZ Environnement España (global integration): 12.02%; and (iii) Criteria CaixaCorp (outside the Group): 11.55%.

This will result for the Group, in 2008, in (i) a cash reduction of 708 million euros, (ii) a financial debt reduction of 210 million euros, (iii) a goodwill reduction of 113 million euros, (iv) a 98 million euros increase in minority interests compared to December 31, 2007, and (v) an interest percentage in the net result of Agbar following the offer of 45.90%.

The intention of the bidders is to maintain the listing of Agbar on the Spanish stock markets with a floating of approximately 30% in 2 years.

The Group considers that the tender offer on Agbar will have a 0.5 point negative impact on the 2008 return on capital employed (for definition and terms and conditions of the calculation of the return on capital employed, see Section 9.3.3).

2008 quarter 1 financial information (non audited)

As of March 31, 2008, SUEZ Environnement Company consolidated revenue amounts to 2,912 million euros, increasing by 141 million euros (+5.1%) compared to March 31, 2007.

This revenue growth can be explained by the organic growth of the activities (+171 million euros), and partially by positive scope effects (a total of +21 million euros, including −76 million euros related to the Applus+ sale and SITA UK (including Easco and Stericycle) and SITA France positive scope effects related to acquisition of remainders ("tuck-in"). In addition, the period has been marked by negative swap effects (−51 million euros).

As of March 31, 2008, the EBITDA[32] amounts to 482 million euros, increasing by 20 million euros (+4.3%) compared to March 31, 2007 EBITDA.

This EBITDA growth can be explained by the organic growth (+23 million euros), positive scale effects (+4 million euros; including − 10 million euros of negative effect corresponding to the Applus+ contribution to Q1 2007 EBITDA), and a negative currency effect (-8 million euros) over the period.

As of March 31, 2008, the net operating profit amounts to 238 million euros, increasing by 2 million euros compared to March 31, 2007.

As of March 31, 2008, Group financial net debt amounts to 5.2 billion euros, decreasing by 176 million euros compared to December 31, 2007.

[32] The EBITDA for the period was calculated in accordance with the new definition retained by the Group, in compliance with the definition adopted by the GDF SUEZ group. This EBITDA which differs from the previous one is equal to the Group's historical gross operating income (EBITDA) minus (i) share in net income of associated entities and (ii) financial income excluding interests (dividends of non consolidated companies), plus (iii) net allocations to provisions for employee benefits and other fixtures and fittings or constitution of similar provisions.

21. Additional information

21.1 General information on the share capital

21.1.1 Total capital (Article 6 of the bylaws)

As of the date of this prospectus, the share capital is 225,000 euros.

It is divided into 56,250 shares of common stock with a par value of 4 euros per share.

The Company shares are entirely subscribed, fully paid up, and all of the same class.

21.1.2 Non-equity instruments

None.

21.1.3 Shares held by the Company or on its behalf

As of the date of this prospectus, neither the Company nor its subsidiaries hold Company shares.

Description of the share buyback program submitted to the Combined Ordinary and Extraordinary Shareholders' Meeting to be held on July 15, 2008

The purpose of this program description, pursuant to articles 241-1 to 241-6 of the AMF General Regulations, is to describe the purposes and conditions of the SUEZ Environnement Company share buyback program submitted to Combined Ordinary and Extraordinary Shareholders' Meeting to be held on July 15, 2008.

21.1.3.1 Main characteristics of the program

The potential main characteristics of this program are described below:

— Securities: shares traded on the Euronext Paris stock exchange;

— Maximum capital buyback percentage authorized by the Shareholders' Meeting: 10%; and

— Maximum authorized unit purchase price: 200% of the first listing price of the Company's share on Euronext Paris stock exchange.

21.1.3.2 Objectives of the Share Buyback Program

The objectives pursued by SUEZ Environnement Company within the framework of this share buyback program are set forth below:

— the liquidity commitment and support of the Company's share listed on the secondary market by an investment service provider acting independently pursuant to the liquidity agreement compliant with code of practice approved by the AMF (see Section 26.2.3 for a description of the liquidity agreement);

— the subsequent full or partial cancellation of purchased shares pursuant to terms and conditions provided in article L. 225-209 of the French commercial code, in the context of a capital reduction to be decided or authorized by the Extraordinary Shareholders' Meeting;

— the allotment or sale of the shares to employees or former employees or to current or former corporate officers of the Company and/or affiliated companies or potentially affiliated companies pursuant to terms and conditions of applicable law, notably in the context of stock option plans, existing bonus shares allocation, or company or inter-companies savings plans;

— the retention of the shares and subsequent tender (for exchange, payment or other) within the framework of an external growth transaction, provided that the maximum number of shares acquired for retention and subsequent tender for remuneration or exchange within the framework of a merger, spin-off or split off must not exceed 5% of the share capital;

— coverage of securities that give right to the allotment of shares of the Company through remittal of shares during the exercise of the rights attached to securities that give rights to the allotment of shares of the Company through redemption, conversion, exchanges, provision of a certificate, or in any manner;

— the implementation of any approved market practice or subject to approval by the market authorities;

— any other authorized goal or subject to authorization by applicable law and regulation, subject to information of the Company's shareholders by mean of statement.

21.1.3.3 Conditions

(a) Maximum percentage of the share capital that may be acquired and held and maximum amount payable by SUEZ Environnement Company

The maximum percentage of the capital acquired and held by the Company may not exceed 10% of the Company's capital, for a total maximum amount of 196 million euros. SUEZ Environnement Company reserves the right to use the entire authorized program.

(b) Duration of the share buyback program

Pursuant to the resolution of the Shareholders' Meeting of July 15, 2008, the share buyback program can only be implemented for a period of 18 months, from the date of the Shareholders' Meeting, *i.e.* until January 14, 2010.

21.1.4 Other equity instruments

None.

21.1.5 Share capital authorized but not issued

Delegations and authorizations to issue shares and other securities which will be submitted to the Company's combined Ordinary and Extraordinary Shareholders' Meeting of July 15, 2008, are the followings:

Authorizations / Delegations of authority	Term of validity (with effect from July 15, 2008)	Authorized maximum
1. Capital increase by issue, with continuing preferential subscription rights ("PSR"), of ordinary shares and/or securities giving access, immediately or upon reaching the term, to shares in SUEZ Environnement Company	26 months	220 million euros[33]
2. Capital increase by issue, with suppression of preferential subscription rights, of ordinary shares and/or securities giving access, immediately or upon reaching the term, to shares in the capital of SUEZ Environnement Company	26 months	220 million euros
3. Increase of the issuances with continuing or suppressed preferential subscription rights	26 months	Within the limit of 15% of the initial issuance
4. Capital increase by issue, with suppression of preferential subscription rights, of ordinary shares and/or securities giving access, immediately or upon reaching the term, to shares in the capital of SUEZ Environnement Company up to a limit of 10% of the capital stock	26 months	196 million euros
5. Capital increase to compensate for contributions in kind represented by capital securities or securities giving access to shares in the capital	26 months	196 million euros (up to a limit of 10% of capital stock)
6. Capital increase by embodiment of premiums, legal reserves, earnings or any other amount subject to capitalization	26 months	220 million euros
7. Capital increase in compensation of securities contribution in the event of an exchange offer	26 months	220 million euros
8. Issuance of bonus warrants in the event of an takeover bid on SUEZ Environnement Company shares	18 months	2 billion euros
9. Authorization to use the financial delegations and authorizations during the period of a takeover bid for SUEZ Environnement Company	18 months	N/A
10. Authorization to trade on the exchange on its own shares	18 months	within the maximum holding of 10% of capital stock

[33] Ceiling of 392 million euros par value against which will be set the capital increases carried out pursuant to authorizations 2., 3., 4., 5., 6., 7.

Authorizations / Delegations of authority	Term of validity (with effect from July 15, 2008)	Authorized maximum
11. Authorization to reduce capital stock by canceling treasury shares	18 months	10% of the capital stock in any one period of 24 months
12. Issue of mixed securities representing debt	26 months	3 billion euros

It will be submitted to the Company's combined Ordinary and Extraordinary Shareholders' Meeting of July 15, 2008, to set the aggregated ceiling for capital increases at 392 million euros carried out pursuant to the authorizations 1-7 above.

21.1.6 Options or agreements on Company share capital

SUEZ (of which all rights and duties arising out of the shareholders' agreement will be assumed by GDF-SUEZ after the Merger), Bruxelles Lambert Group, Sofina, the Caisse des Dépôts et Consignations, Areva, and CNP Assurances, who should hold a total of 47.16% of the capital and voting rights of the Company after the Spin-off/Distribution, as well as SUEZ Environnement Company, have, on June 5, 2008, entered into a shareholders' agreement relating to their stake in the Company's share capital which is described in Section 18.3 of this Prospectus.

21.1.7 History of the share capital over the past three fiscal years

Date	Type of transaction	Capital before transaction	Issue/ contribution premium	Shares issued	Par value	Aggregated number of shares	Capital after transaction
		(In euros)			(In euros)		(In euros)
2005	N/A	40,000	N/A	N/A	16	2,500	40,000
2006	N/A	40,000	N/A	N/A	16	2,500	40,000
2007	Division of the nominal amount in 4	40,000	N/A	7,500	4	10,000	40,000
	Capital increase(1)	40,000	N/A	46,250	4	56,250	225,000

(1) Signature of the subscription register ("bulletin de souscription") on December 28, 2007, implementation of the capital increase January 4, 2008.

21.2 Corporate charter and bylaws[34]

21.2.1 Company purpose (article 3 of the bylaws)

The Company has the following purpose in any country and using any means:

1. The provision, in any form whatsoever, of any services connected to the environment, and especially:

   — all services of production, transportation, and distribution of water, for all domestic, industrial, agricultural, or other needs and uses on behalf of local public authorities or private entities;

   — all services of wastewater treatment, including the elimination of sewage of domestic, industrial, or other origin;

   — all services that may directly or indirectly concern the collection, sorting, treatment, recycling, incineration, or recovery of all types of waste, sub-products, and residues, and generally any activity or venture relating to waste management;

   — the creation, acquisition, operation, or divestment of all transport and road haulage services;

   — the creation, purchase, sale, leasing, rental, management, installation, and operation of any facility relating to waste management; and

   — generally all services on behalf of local public authorities, private entities and private individuals connected with the above.

[34] Any reference to by-laws in this Section shall be understood as a reference to by-laws which adoption will be submitted to the vote of SUEZ Environnement Company shareholders to be held on July 15, 2008.

2 On an auxiliary basis, the production, distribution, transportation, utilization, management, and development of energy in all its forms.

3 The study, setting up, and execution of all projects, services, and public or private works on behalf of any local public authority, private entities, or private individual; the preparation and awarding of any contract of whatsoever nature related to those projects and works.

4 The taking of any stake in the form of subscription, purchase, contribution, exchange, or by any other means of shares, interests, bonds and other corporate securities existing or to be created in the future, and the capacity to divest such stakes.

5 Obtaining, purchasing, divesting, or operating any patent, brand name, model, or licensed patent or any process.

6 The granting of any guarantee, first call guarantee, or other surety for the benefit of any company or entity of the group, in the course of their business, as well as the financing or refinancing of their activities.

7 The subscription of any loan or, more generally, the use of any type of financing, particularly through the issue or, as the case may be, the subscription of debentures or financial instruments, with a view to financing or refinancing the Company's business activity.

And more generally, any industrial, financial, commercial, tangible asset, or real estate transaction that may be connected directly or indirectly to one of the purposes specified above or any other similar or connected purpose or which would tend to benefit and develop the Company's businesses.

21.2.2 Provisions relating to the board of directors and senior executives

21.2.2.1 Board of directors

(a) Operating regulation of the board of directors

The board of directors has adopted a set of operating rules to setting out the conditions of operation of the Company board of directors.

(b) Composition of the board of directors (article 10 of the bylaws)

The company is administered by a board of directors consisting of three members at least and eighteen at the most, except where this is waived pursuant to the law in the event of a merger.

Directors are appointed, renewed, and dismissed in compliance with applicable legal and regulatory provisions.

The term of their appointment is fixed at four years. Nevertheless, a director who is appointed to replace another whose mandate has not expired shall only remain on the board for the remainder of the term of the predecessor's mandate.

All directors must hold individually at least 2,000 shares.

The number of directors who have reached the age of 70 cannot, at any time, exceed a third of the total number of directors in function. If the number of directors is not exactly divisible by three then the resulting figure is rounded up.

Except in the case of termination of the contract of employment for a salaried director, or resignation, dismissal or death, a mandate ceases at the end of the shareholders' meeting that approved the financial statements for the preceding fiscal year that is held during the year in which the appointment of that director expires.

(c) Chairman of the board of directors (article 11 of the bylaws)

The board of directors shall appoint a chairperson among its members. Upon proposal from the chairperson, the board of directors may grant one or more members the title of vice-chairman.

Irrespective of the term of the mandate, it ends no later than immediately following the shareholders' general meeting that approved the financial statements for the preceding fiscal year that is held during the year in which the chairperson reaches the age of 65. Nevertheless, the board of directors, at its next meeting after that shareholders' meeting, may extend this limit, one or several times, for an aggregated term that may not exceed three years.

The board is chaired by the chairperson, or if absent, by a director chosen by the board at the opening of the meeting.

The chairman of the board of directors represents the board. He or she organizes and directs the board's work and reports on this to the shareholders' general meeting. He or she ensures that the company's governing bodies function adequately and, in particular, that the directors are fit to carry out their assignment.

(d) Functioning of the board of directors (article 1 of the operating regulation of the board of directors)

The board of directors meets as often as the interests of the Company and the legal and regulatory provisions require it and at least once a quarter.

Notices of meetings, which may be circulated by the board secretary or the company secretary, are sent by letter, telegram, fax, electronic mail, or communicated verbally.

The board is chaired by the chairperson, or if absent, by a director chosen by the board at the opening of the meeting.

The chairman of the board of directors represents the board. He or she organizes and directs the board's work and reports on this to the shareholders' meeting. He or she ensures that the company's governing bodies function adequately and, in particular, that the directors are fit to carry out their assignment.

If provided for in the notice of the meeting, board meetings may be held by video-conference or by electronic means of telecommunication or teletransmission in due compliance with the limitations and conditions set forth in the law and regulations.

A register of attendance is kept at Company headquarters and signed by the members of the board of directors attending to the meeting, in their own name or on behalf of other members of the board they represent. Any proxies given by letter, if need be faxed, sent by telegram, or emailed under the conditions set forth in applicable law and regulations, are attached to the attendance register. Any of the directors may only represent one of his or her colleagues in the course of the same meeting.

Meetings are held at the Company's headquarters located 1, rue d'Astorg, Paris 8th district, or in any other location indicated in the notice of meeting.

(e) Board of director meetings and decisions (article 12 of the bylaws)

Directors shall be convened to board of directors meetings by the chairperson either at headquarters, or at any other location indicated by the author of the notice of meeting. If the board has not met for at least two months, then a third of the board members at least may ask the chairperson to call a meeting on a specific agenda. The chief executive officer may also request that the chairperson call a board meeting on a specific agenda.

Calls for meetings are issued by any means, even verbally.

Decisions are passed in compliance with the conditions of quorum and majority laid down by the law. In the event of a tied vote, the chairperson for that meeting has a casting vote.

The board shall designate a person to fulfill the role of secretary; this person may be chosen among non board members.

Members of management may attend, on request of the chairperson, and shall have a voice but no vote.

(f) Powers of the board of directors (article 14 of the bylaws)

The board of directors determines the major outlines of the Company's activity and supervises their implementation. Subject to the powers expressly attributed to shareholders' meetings and within the limits of the company purpose, the board deals with any issue that concerns the running of the Company and, in its decisions, it deals with any matters that concern it.

The board of directors carries out any controls and monitoring that it deems appropriate. The chairman or the chief executive officer of the company is bound to circulate to each director any and all documents and information needed for them to fulfill their mission.

(g) Compensation of directors (article 16 of the bylaws)

The shareholders' general meeting may grant directors' fees to the board of directors in the form of a fixed annual amount, which shall remain in force until further notice.

Members of the board of directors may also be awarded special remuneration in the circumstances and in the conditions laid down by law.

21.2.2.2 Senior executives

(a) Chief executive officer (article 17 of the bylaws)

The general management of the Company is assumed, under his or her responsibility, either by the chairperson of the board of directors, or by another person appointed by the board of directors among its members and holding the title of chief executive officer. The decision of the board of directors between two methods of exercising the functions of chief executive officer is made in accordance with these bylaws by the majority of directors present or represented, after consultation with the chairman of the board of directors and the chief executive officer.

Shareholders and third parties are informed of this choice in the conditions set by a regulation erected by the French Council of State.

The chief executive officer holds the widest powers to act, in any circumstances, on behalf of the Company. He or she exercises those powers within the limit of the corporate purpose and within the limit of the powers granted to the shareholder's meeting and the board of directors by the law.

Irrespective of the term of the mandate, it ends no later than immediately following the shareholders' general meeting that approved the financial statements for the preceding fiscal year that is held during the year in which the chief executive officer reaches the age of 65. Nevertheless, the board of directors, at its next meeting after that shareholders' meeting, may extend this limit one or several times, for an aggregated term that may not exceed three years.

In the event that the chief executive officer ceases to be a director during his/her time of appointment as chief executive officer then he or she shall continue in the post of chief executive officer until the end of the term of the appointment by the board of directors.

When the general management of the Company is conducted by the chairman of the board of directors, then the provisions laid down in the corporate bylaws and provisions of the law relating to a chief executive officer are applicable.

(b) Exercise of power by the chief executive officer (article 3 of the operating regulation of the board of directors)

1. The following decisions of the chief executive officer are to be submitted for prior approval by the board of directors:

    — significant decisions to set up abroad by creating a company, a direct or indirect subsidiary or by taking a stake holding, including any decision to withdraw from such involvements;

    — significant transactions likely to affect Group strategy or to modify its financial structure or the scope of its activity.

An appreciation of what is significant is undertaken by the chief executive officer, under his or her responsibility.

2. The chief executive officer shall obtain prior authorization from the board of directors for the acquisition or divestment of any company having a company value of over 350 million euros, the taking or divestment of any stake in any existing company or company created in the future, joint ventures, groupings, and bodies, subscription to any issue of shares or bonds where the amount of such transactions exceeds 350 million euros.

3. The chief executive officer shall obtain prior authorization from the board of directors to carry out the following transactions when their amount exceeds 1 billion euros:

    a. with the exception of those cases listed in 2. above, agreement to any contribution, exchange, with or without a cash payment, relating to property, securities or other financial instruments;

    b. acquisition or divestment of any buildings, business goodwill or financial instruments;

    c. in the event of any litigation, conclude any agreement or transaction, accept any compromise;

    d. grant or contract for any loan, credit or advance of funds;

    e. consent to liens on company assets; and

    f. acquire or divest, by any means at all, any debt.

Before any appointment to a chief executive mandate in the Group or proposal to appoint a chairman to the ultimate controlling company of one of the Group's business branches, the board of directors, who may delegate this consultative function to the appointments and remuneration committee, which then reports to the board of directors, must be consulted in good time by the chief executive officer.

(c) Executive vice presidents (article 18 of the bylaws)

On a recommendation from the chief executive officer, the board of directors may appoint one or more persons to assist the chief executive officer with the title of executive vice president. The maximum number of executive vice presidents is five.

Where an executive vice president is also a director then the duration of his or her appointment cannot exceed that of his or her directorship.

Irrespective the term of the mandate; it ends no later than immediately following the shareholders' meeting that approved the financial statements for the preceding fiscal year that is held during the year in which the executive vice president reaches the age of 65. Nevertheless, the board of directors, on a proposal from the chief executive officer, may, at its next meeting after that shareholders' meeting, extend this limit one or several times for an aggregated term that may not exceed three years.

In agreement with the chief executive officer, the board of directors sets the scope and duration of the powers conferred on the executive vice presidents, who with regard to third parties enjoy the same powers as the chief executive officer.

The executive vice presidents have the authority to delegate their powers and to appoint as many holders of authority as they wish, with the authority to subdelegate.

21.2.3 Rights, privilege and restrictions attached to each class of existing shares

(a) Rights attached to shares (article 8 of the bylaws)

Each share of any class encloses a right to ownership of the company equity and in any surplus on liquidation, to an equal fractional of the equity capital as represented by the share, taking into account if needed, whether the equity capital is amortized or not, paid up or not.

Any share notwithstanding its class, composing or which will compose the share capital will always have equal treatment as regards taxation. Consequently, any taxes or fees, for whatever reason, that may, as a result of total or partial repayment of the par value of those shares, fall due for some of those shares, either during the life of the company or at the time of liquidation will be spread over all the shares making up the share capital, at the time of these repayments, so that all current of future shares grant to their owners, after taking into account, where applicable, of the non-amortized par value of the shares and rights to those shares, the same effective benefits and will give them the right to receive the same net sum.

With due regard to the legal provisions relating to voting rights at general meetings and shareholders' right to information, shares are indivisible as regard to the Company, so that co-owners are obliged to have one of them be their representative toward the Company or be represented by a single agent, who shall be appointed by the courts in the event of a dispute.

Whenever it is necessary to hold several securities of the same type or class in order to benefit from any particular right, then the holders are personally responsible for making any purchase or sale of the number of securities required.

21.2.4 Shareholders' meetings

(a) Types — Composition (article 20 of the bylaws)

General meetings are designated as extraordinary when their decisions relate to an alteration in the bylaws and as ordinary in all other cases.

Any shareholder, no matter how many shares they hold, may attend meetings in person or through a proxy, upon providing evidence of its identity and of the registration of the shares in their name or in the name of an intermediary on their behalf in compliance with the seventh paragraph of article L. 228-1 of the French Commercial Code, on the third business day preceding the meeting at midnight Paris time, either in the register of shares held by the Company or else in the bearer share accounts held by an authorized intermediary.

Any shareholder may, if the board of directors or its chairperson so permits at the time of the notice of meeting, participate in that meeting by video-conference or by other means of electronic telecommunication or tele-transmission; the Company may, for this purpose, make use of an identification process that complies with the conditions laid down in the first sentence of the second paragraph of article 1316-4 of the French Civil Code. That shareholder is then deemed to be present at that meeting as regards calculating quorum and majorities.

The shareholders' meeting, duly constituted, represents the total number of shareholders.

Decisions taken by the meeting in compliance with the law and the corporate charter are binding on all shareholders.

(b) Meetings (article 21 of the bylaws)

Shareholders' meetings are convened and adopt decisions pursuant to the conditions laid down by law.

Meetings are held at the company headquarters or any other location within the same département (French administrative area) as the headquarters or in a neighboring département.

Shareholders' meetings are chaired by the chairperson of the board of directors or, in his/her absence, by a director specially delegated for this purpose by the board of directors. Failing that, the meeting shall elect its own chair.

Minutes are taken of the meetings and copies of these are certified to comply with the law.

(c) Administrative body (article 22 of the bylaws)

The function of board observer (*scrutateur*) is carried out by two shareholders who are present and willing and hold, either themselves or by proxy, the highest number or voting rights.

This ad hoc committee then designates a secretary, who may not be a shareholder. The committee adopts decisions by simple majority. When it is adopting a decision on withdrawing voting rights from a shareholder designated as obscure, then the shareholder concerned cannot take part in the committee vote.

(d) Voting rights (article 23 of the bylaws)

The voting rights attached to shares is equal to that proportion of the share capital that they represent and each share grants the right to at least one vote.

When shares are the subject of life use, then the voting right attached to the shares at ordinary and extraordinary shareholders' meetings belongs to the holder of that life interest.

Any shareholder may vote by correspondence in the conditions and in the manner laid down by current legal and regulatory provisions. Shareholders, in the conditions laid down by law or regulations, may address their proxy form by correspondence either in paper form or, by decision of the board of directors as published in the notice of meeting, by tele-transmission; the Company may, for this purpose, use an identification process that complies with the conditions laid down in the first sentence of the second paragraph of article 1316-4 of the French Civil Code.

21.2.5 Bylaws provisions or other provisions that could have the effect of delaying, postponing, or preventing any change of control of the Company

The bylaws do not contain any provisions likely to delay, postpone, or impede a change of control of the Company.

21.2.6 Bylaws thresholds

(a) Form and registration of shares — Identification of holders — Notifications to be made to the company (article 7 of the bylaws)

Form of shares

Fully paid shares are either registered or bearer at the discretion of the shareholder.

Registration of shares

Shares and all other securities issued by the Company are posted to the account of their owners in compliance with the applicable legal and regulatory provisions.

In cases where securities are certified, the board of directors may grant authority to any person, even a person outside the Company, to sign such certificates.

Identification of securities

The Company may require, at any time, in the legal and regulatory conditions in force, that the clearing agent furnish the name, and if a corporation, the corporate name, nationality, and address of the holders of securities that confer immediately or in the future, a right to vote at the Company's shareholders' meetings as well as the quantity of shares held by each one and, where applicable, any restrictions to which those securities may be subject.

Notifications to be made to the Company

Any person or corporation, acting alone or jointly, who comes to possess or ceases to possess a fraction of the share capital or voting rights equal to or exceeding 1%, then, after this threshold, any multiple of 1% up to a threshold of 33% of the share capital or voting rights, is bound to notify the Company, by registered letter with return receipt, within five business days as of the thresholds overlap the total number of shares they possess directly or indirectly or jointly. In determining the compliance / non compliance with these thresholds, account will also be taken of shares held indirectly and of quasi shares as defined in the provisions of articles L. 233-7 et seq. of the French Commercial Code.

If one of these thresholds is overlapped less than five business days before the date of a shareholders' general meeting of the Company, then the abovementioned notification should be made at the latest before the meeting administrative body certifies the accuracy of the attendance rolls, in a manner that ensures effective receipt by the Company before certification of attendances.

Any natural person or corporation, acting alone or jointly, who comes to possess or ceases to possess a fraction of the share capital or voting rights equal to or exceeding 10% or 20%, is bound to notify the Company, by registered letter with return receipt, within ten business days of the overlap of one of these thresholds, of the objectives that that person or corporation intends to pursue over the next twelve months, pursuant to the provisions of article 233-7 of the Commercial Code.

As far as is allowed by law, the non observance of the provisions set forth above is penalized by the withdrawal of voting rights for those shares overlapping the not communicated threshold for any shareholders' meeting held from the time of overlapping the threshold for which information was not given, up to expiration of a period of two years from the time a notice of correction is made. Nevertheless, application of this penalty will only occur if one or more shareholders holding at least 5% of the Company share capital so request. This request shall be recorded in the minutes of the general meeting.

21.2.7 Alterations to share capital

There are no specific provisions governing alterations to the share capital stricter than the law.

22. Significant contracts

The Group considers that all contracts that it deems to be significant contracts have been entered into by any of the Group entities over the two years preceding approval of this prospectus, other than contracts concluded in the normal course of the business, are described in Sections 6 and 19 of this prospectus, including:

— shareholders' agreement entered into between SUEZ, SUEZ Environnement, SUEZ Environnement España, Criteria CaixaCorp and Caja de Ahorros y Pensiones de Barcelona on July 18, 2006 relating to Agbar (see Section 6.5.2.2(a));

— shareholders' agreement entered into between the Group and Beauty Ocean Limited/New World Infrastructure Limited, relating to Sino-French Holding (see Section 6.5.4.2(b)(i);

— shareholders' agreement entered into between the Group and Swire Pacific in 1998 relating to Swire-SITA Waste Services (see Section 6.5.4.2(b)(i));

— shareholders' agreement entered into between SUEZ Environnement, Elyo, Fipar Holding and Al Wataniya in December 2004 relating to LYDEC (see Section 6.5.4.2(d)(i));

— shareholders' agreement relating to SUEZ Environnement Company entered into between SUEZ (which rights and obligations in relation to the shareholders' agreement will be transferred to GDF-SUEZ following the Merger), Groupe Bruxelles Lambert, Sofina, the Caisse des Dépôts et Consignations, Areva, CNP Assurances and SUEZ Environnement Company (see Section 18.3); and

— agreements entered into between the Group and SUEZ, including the cooperation and shared plants agreement, the brand licensing agreement and the financing framework agreement (see Section 19).

23. Information from third parties, statements of experts, and declarations of interest

None.

24. Documents accessible to the public

The Company's press releases and historic financial information on the Company are accessible on the Company's website at the following address: www.suez-environnement.com and a copy may be obtained from Company headquarters at 1 rue d'Astorg, 75008 Paris. The Company bylaws, as well as the minutes of shareholders' meetings, corporate and consolidated financial statements, reports from the statutory auditors, and all other corporate documents, may be consulted in hard copy form at the Company's corporate headquarters.

Contact for information:
Monsieur Jean-Marc Boursier
Chief Financial Officer
1 rue d'Astorg, 75008 Paris
+33 (0) 1 58 18 00 00

25. Information on equity interests

Information concerning companies in which the Company holds a fraction of the share capital that could have a significant impact on the assessment of its assets, financial position, or earnings is provided in Section 6 and Section 7 of this prospectus, as well as Note 31 to the combined annual financial statements.

26. Information about company shares and stock allotment rights

26.1 Description of company shares

26.1.1 Type, category, and possession date of shares listed for trading — ISIN code

The 489,699,060 Company shares for which trading on the Euronext Paris (compartment A) and Euronext Brussels has been requested concern the totality of the shares in the Company that will represent its equity on Completion Date, after the completion of the Spin-off, with par value of four euros each, and which will be fully paid up.

The 489,642,810 new shares issued as part of the Spin-off will be ordinary shares of the same class as the existing shares of the Company. They will grant the right to any dividend distribution, interim dividend, or any reserve or similar sum decided subsequent to their issue.

The Company's shares will be traded on the Euronext Paris and Euronext Brussels stock exchanges under the following ISIN code: FR 0010613471

The ticker symbol for the Company's shares is: SEV (Euronext Paris) and SEVB (Euronext Brussels).

The business sector ICB of the Company is 7577.

26.1.2 Applicable law and jurisdiction

The Company's shares are subject to French law.

Courts with jurisdiction in the event of dispute with the Company are those with jurisdiction for the Company's corporate headquarters when the Company is defendant, and will be designated based on the type of dispute when the Company is the plaintiff, except where otherwise stipulated in the French Code of Civil Procedure.

26.1.3 Form of the shares and account registration

The Company's shares may be in registered or bearer form, pure or administered, at the shareholders' choice.

Pursuant to article L. 211-4 of the French Monetary and Finance Code, the Company's shares, regardless of form, will be dematerialized and, therefore, must be registered in accounts held by the Company or an authorized service provider, as applicable. Holders' rights will be represented by a record in their name in the books of:

- CACEIS Corporate Trust, mandated by the Company, for instruments recorded in direct registration;
- a qualified financial intermediary of their choice and of CACEIS Corporate Trust, mandated by the Company, for instruments recorded in administered registered form; and
- a qualified financial intermediary of their choice for bearer shares.

Listing for all shares of Company stock will be requested on Euroclear France operating as a central clearing agent, and the settlement-delivery systems of Euroclear France S.A., Euroclear Bank S.A., and Clearstream Banking S.A. (Luxembourg).

Transfer of ownership results from registration in the buyer's account, pursuant to article L. 431-2 of the French Monetary and Financial Code.

During the Distribution, shares in the Company automatically registered by the financial intermediaries in the accounts of Distribution beneficiaries corresponding to a multiple of four allotment rights to shares in the Company, will be registered as pure registered shares, administered registered shares, or bearer shares depending on whether the shareholders hold their SUEZ shares, respectively, in pure or administered registered form or as bearer shares.

The Company's financial instruments and shares services will be performed by CACEIS Corporate Trust.

26.1.4 Rights attached to the shares

As of the date of their creation, the Company's shares are subject to all provisions of the Company's bylaws. Under current French laws and Company's bylaws, as applicable as of the listing date, the main rights attached to the Company shares are the followings:

Rights to dividends

The new shares will bear current dividends and be fully ranked with existing shares. They will grant the right to all dividend distributions, interim dividends, or reserves or similar sums decided subsequent to their issue.

The Company's shareholders' meeting that approves the financial statements for the period, may approve a dividend for all shareholders.

The Company's shareholders' meeting may offer each shareholder, for all or part of the dividend or interim dividend distributed, the choice between payment of the dividend or the interim dividend, either in cash or in stock issued by the Company, in accordance with current legal and regulatory provisions. Dividends not claimed within 5 years after payment will expire and after that period, must revert to the State.

Dividends paid to non-residents are subject to withholding tax in France (see Section 26.1.10.2 of this prospectus).

Voting rights

The Company's bylaws governing voting rights are described in Section 21.2 of this prospectus.

Pre-emptive subscription right to securities of the same class

Under current French law, any capital increase in cash gives shareholders a pre-emptive right to subscribe to new shares in proportion to the number of shares they hold.

The Company shareholders' meeting that approves or authorizes a capital increase may eliminate the pre-emptive subscription right for the entire share capital increase or for one or more trenches of this increase and may or may not provide for a shareholder priority subscription period. When issue is made through a public offering without pre-emptive subscription rights, the issue price must be set in accordance with the provisions of article L. 225-136 of the French Commercial Code.

Moreover, the Company shareholders' meeting which approves a share capital increase may reserve it for individuals specifically named or for categories of individuals who meet certain criteria, pursuant to article L. 225-138 of the French Commercial Code.

The Company shareholders' meeting that approves or authorizes a share capital increase may also reserve it for shareholders of another company that is the target of a public tender offer initiated by the Company pursuant to article L. 225-148 of the French Commercial Code. Share capital increases through contributions in kind in favor of contributors are subject to a different procedure, as provided for in article L. 225-147 of the French Commercial Code.

Right to Company earnings

The provisions of the Company's bylaws governing the right to earnings are described in Section 21.2 of this prospectus.

Right to share in any surplus in case of liquidation

Each share, of any class, grants a right to propriety asset, and, as applicable, to the surplus upon liquidation, to a portion equal to that of the share capital it represents, including any amortized and non-amortized capital, or capital paid-in or not paid-in.

Shares are indivisible with regard to the Company.

Repurchase clause — conversion clause

The bylaws do not provide for share repurchase or conversion.

Other

The Company is authorized to apply the legal provisions stipulated in matters of shareholder identification.

26.1.5 Authorization

New shares issuance, issued in the context of the Spin-off will be approved during the Company's shareholders' General Meeting to be held on July 15, 2008.

26.1.6 *Date scheduled for the registration of the Company shares allotted to SUEZ shareholders*

Registration of the Company's financial instruments allotted to SUEZ shareholders following the transactions described in Section 5.1.6.4 of this prospectus will be carried out by the financial intermediaries starting on July 22, 2008.

26.1.7 *Restrictions on the free negotiability of the shares*

No clause of the bylaws restricts the free negotiability of the Company's share capital.

26.1.8 *French regulations relating to public tender offers*

As of the listing of its shares for trading on the Euronext Paris market, the Company will be subject to the legislative and regulatory provisions applicable in France governing mandatory tender offers, squeeze-out offers, and the squeeze-out procedure.

Mandatory tender offer

Article L. 433-3 of the French Monetary and Finance Code and articles 234-1 and seq. of the AMF General Regulations set conditions for the mandatory filing of a public tender offer for all the stock of a company listed for trading on a regulated market of a Member State of the European Community or another State party to the European Economic Area agreement.

Stock price guarantee

Article L. 433-3 of the French Monetary and Finance Code and articles 235-1 and seq. of the AMF General Regulations set conditions for the filing of a price guarantee by one or more shareholders for all the stock of a company whose shares are listed for trading on a regulated market of a Member State of the European Community or another State party to the European Economic Area agreement.

Squeeze-out tender offer and squeeze-out procedure

Article L. 433-4 of the French Monetary and Finance Code and articles L. 236-1 and seq. (squeeze-out tender offer) and 237-1 and seq. (squeeze-out) of the AMF General Regulations set conditions for the filing of a squeeze-out tender offer with, as applicable, a squeeze-out of minority shareholders and holders of securities giving rights to the share capital of a companies listed for trading on a regulated market of a Member State of the European Community or of another State party to the European Economic Area agreement, as well as the conditions for filing a squeeze-out at the end of any tender offer.

26.1.9 *Public tender offer initiated by third parties for the Company's capital during the last fiscal year and the current fiscal year*

Since no Company stock was listed for trading on a regulated market as of the date of the AMF approval of this prospectus, no tender offer from third parties has been launched for the Company's capital during the last fiscal year and the current fiscal year.

26.1.10 *Tax regime for shares*

Under current French law and regulations, the tax rules described below apply to individuals or legal entities holding Company shares.

Shareholders' attention is called on the fact that this provision is a summary of the applicable tax rules and is provided only for general information purposes. It is not intended to be a complete analysis of all the tax consequences likely to apply to shareholders; shareholders are recommended to consult with their regular tax advisors as to their specific situation.

This provision is based on the French laws and regulations in effect as of the date of this prospectus.

Parties not having their tax residency in France must also comply with domestic current tax law in their country of residence, subject to the application of a tax treaty signed by France and said country.

SUEZ shareholders should also carefully read Section 5.1.6.6 of this prospectus to familiarize themselves with the tax treatment appropriate to their allotment of new shares of SUEZ Environnement Company.

An application for tax ruling decision issued by the French tax authority ("*Direction générale des impôts*") with respect to the Spin-off/Distribution, to confirm that the favorable tax regime set forth in articles 210 A, 210 B and 115-2 of the French tax code is applicable to the transaction. While waiting for the tax rulings, which granting is subject to the review by the French tax authority of the remainders definitive documents to be provided to it, the French tax authority informed SUEZ through an in principle approval decision dated June 3, 2008, that this transaction should be granted the requested tax rulings. Following developments describe the tax regime applicable, should this favorable regime be applied to the transaction.

26.1.10.1 Shareholders with tax residency in France

(a) Individuals holding shares in their private assets and not normally conducting market transactions

The following developments summarize the tax provisions applying to individuals whose tax residency is in France and who do not execute stock transactions under conditions similar to those characteristic of an activity exercised by a party engaged in those types of transactions on a professional basis. Individuals engaged in such transactions are invited to consult their regular tax advisor to assess their specific situation.

Dividends

In principal, dividends are taken into account when determining the taxpayer's total income that is subject to the progressive schedule of income tax in the category of securities income for the year in which it is received. By application of the provisions of article 158 of the French General Tax Code, they benefit, in this instance, firstly, to an annual uncapped allowance of 40% of the amounts distributed (referred to hereinafter as the "40% Allowance") and, secondly, to a fixed annual allowance, applicable after the 40% Allowance, of 3,050 euros for married couples or partners in a civil union (PACS) taxed together and 1,525 euros for single, widowed, or divorced taxpayers or married but taxed separately (the "Fixed Annual Allowance").

Furthermore, by application of article 200 septies of the French General Tax Code, a tax credit is accorded to handicapped individuals. This amounts to 50% of the amount of dividend received (before application of the 40% Allowance and the Fixed Annual Allowance, capped at 230 euros for married couples and partners in a civil union and who are taxed together or 115 euros for single, widowed, or divorced taxpayers or married but taxed separately. This tax credit is offset against income tax due in the year in which the dividend is received. If the amount is higher than the tax due, then the surplus, if this is at least equal to or over 8 euros, is repaid.

However, the amount of income distributed, before application of the 40% Allowance and the Fixed Annual Allowance, is subject to the four social security withholding contributions levied on securities income:

— the general social security contribution ("CSG") at the rate of 8.2%, 5.8% of which is deductible from total taxable income during the year of payment of the CSG;

— the contribution for the repayment of the social security debt ("CRDS") at a rate of 0.5%;

— a social security withholding contribution of 2%; and

— a social security withholding contribution, additional to the 2% cited above, at a rate of 0.3%.

These social security withholding contributions are deducted at source where the organization paying this distributed income is liable and is established in France.

As an alternative to examine when determining the taxpayer's total income that is subject to the progressive schedule of income tax in the category of unearned income for the year in which it is received, any dividend that qualifies for the 40% Allowance set out in the second sentence of the third paragraph of article 158 of the French General Tax Code may, by application of article 117 quater of the French General Tax Code, and at the option of the beneficiary declared at the latest on receipt of those dividends, be subject to a one-off flat tax deduction of 18% of the gross amount.

This one-off flat deduction precludes enjoyment of the allowances and tax credits set out in articles 158 and 200 *septies* of the French General Tax Code and mentioned above.

Any dividends subject to the one-time flat deduction of 18% are also subject to the four social security withholding contributions mentioned above.

These social security withholding contributions are deducted at source where the organization paying this distributed income is liable.

In any instance where a taxpayer receives in the same year dividends for which they have opted, in part, for the one-off flat deduction, any dividends where this option has not been exercised (and therefore liable for taxation on the progressive income tax schedule) are excluded from the benefit of the 40% Allowance, the Fixed Annual Allowance and the tax credit set forth in article 200 septies of the French General Tax Code.

Capital gains

Pursuant to article 150-0 A of the French General Tax Code, capital gains from the sale of shares realized by individuals are subject to income tax, as of the first euro, at the global rate of 29% if the total value of sales of securities and other rights or instruments mentioned in article 150-0 A of the French General Tax Code (excluding sales that are tax-deferred or exempt sales, specifically the sale of shares held within a Stock Savings Plan ("PEA")) realized during the calendar year exceeds, per tax household, a threshold set at 25,000 euros for taxable income in 2008.

The global rate of 29% breaks down as follows:

— income tax at the proportional rate of 18%;

— CSG at the rate of 8.2%, not deductible from the income tax base;

— the social security withholding of 2%, not deductible from the income tax base;

— the additional contribution to social withholding at the rate of 0.3%, not deductible from the income tax base;

— CRDS at the rate of 0.5%, not deductible from the income tax base.

Any capital losses may be applied to gains of the same type made during the year of the sale or over the next ten years, provided that the sale threshold stipulated above was exceeded in the year the capital loss was incurred.

Note that the fiscal cost of shares in the Company received in the course of the Distribution will be zero.

Note further that the price of any fractional allotment rights in shares of SUEZ Environnement Company purchased on the market, depending on the number of fractional allotment rights in shares of SUEZ Environnement Company held, so as to qualify for allocation of one extra SUEZ Environnement Company share, will increase the cost of the share attributed.

Pursuant to Article 150-0 D *bis* of the French General Tax Code, capital gains from the sale of Company shares will be reduced, under certain conditions, by an allowance of one-third for each year they are held after the fifth year; they will be completely exempt from income tax when they are held for more than eight years (correlatively, capital losses cease to be applicable after the eighth year of holding). The holding period is, in principle, counted as of January 1 of the year of acquisition or subscription of the shares or rights, or as of January 1, 2006, if they were acquired or subscribed prior to that date. The allowance will apply in practice only to sales made as of January 1, 2012, and the exemption to sales made after January 1, 2014. The social security taxes (CSG, social withholding, additional contribution, and CRDS) will continue to apply to the total amount of the capital gain.

Each share in the Company attributed to an individual SUEZ shareholder shall, for the purposes of applying the provisions of Article 150-0 D bis of the French General Tax Code, be deemed to have been acquired on January 1st of the year of acquiring the SUEZ shares from which the allotment rights (incorporation of the past) were acquired and which allows that person to receive the share allocation on the basis of a parity of 4 SUEZ shares for one share in the Company.

Special PEA regime

Shares in the Company attributed in exchange for share allotment rights cannot be deposited in a PEA plan except where the allotment rights themselves were registered in that PEA, that is to say on condition that the shares in the Company from which those rights were detached were registered in that PEA and/or the allotment rights acquired subsequent to the Spin-off/Distribution were financed by withdrawal from the cash account of that PEA.

Under certain conditions, the PEA gives the following rights:

— for the duration of the PEA, an exemption from income tax and social security withholdings for the net income and net gains resulting from investments made within the framework of the PEA, provided that such income and gains remain in the PEA; and

— at the time the PEA closes (if this occurs more than five years after the PEA opening date), or at the time of a partial withdrawal (if this occurs more than eight years after the PEA opening date), an income tax exemption on the net gain made since the opening of the plan (the net gain, however, remains subject to the CSG, CRDS, the 2% social security withholding, and the additional contribution on this withholding (it is, however, stipulated, that the effective rate of these taxes will vary depending on the date this gain was acquired or made)).

Dividends received as part of a PEA also entitle the holder to the 50% tax credit ceiling stipulated in (a) above. This tax credit is not paid into the plan, but may be charged, under the same conditions as the tax credit attached to the dividends received outside the PEA, against the total amount of income tax due for the year of receipt of the dividends, and may be reimbursed in the case of a surplus equal to or greater than 8 euros. If some Company shares are held within a PEA and some outside a PEA, the shareholder will benefit only from a single tax credit, calculated on the basis of his total interest in the Company.

Capital losses made on shares held within a PEA are, in principle, chargeable only against gains made within the same framework. It is understood that any losses made for early closing of a PEA prior to the end of the fifth year (or, under certain conditions, the closing of the PEA after the end of the fifth year when the net asset value of the plan or the redemption of the capitalization contract is less than the total payments made to the plan since it opened) may be charged to gains of the same type made during the same year or the following ten years, provided that the annual threshold for the sale of securities has been exceeded for the year in which the capital loss was made.

Wealth tax

Company shares held by individuals as part of their private assets will be included in their assets subject, as applicable, to the wealth tax.

Inheritance and gift taxes

Company shares transferred by inheritance or gift will generate the application of inheritance or gift taxes in France.

(b) Legal entities subject to the corporate tax

Dividends

— Legal entities which are not classified as a parent company in France

French legal entities holding less than 5% of the Company's capital and voting rights on the date of payment of the dividends do not have the status of parent company for application of the rules provided for in Articles 145 and 216 of the French General Tax Code.

Dividends received by these companies are taxable under the conditions of ordinary law, *i.e.* in principle, at the normal corporate tax rate of 33.1/3%, plus, as applicable, the social security contribution of 3.3% (article 235 ter ZC of the French General Tax Code) assessed on the corporate tax after applying an allowance not to exceed 763,000 euros per twelve-month period.

However, pursuant to Article 219 I b of the French General Tax Code, legal entities with annual revenues before tax of less than 7,630,000 euros and with fully paid-up share capital, at least 75% of which has been held continuously for the fiscal year in question by individuals or a company that itself meets all these conditions, are entitled to a reduction in the corporate tax, set at 15%, up to a maximum of 38,120 euros, of taxable income per twelve-month period. Moreover, these firms are exempt from the social security contribution of 3.3% mentioned above (Article 235 *ter* ZC of the French General Tax Code).

— Legal entities with the status of parent company in France

Pursuant to Articles 145 and 216 of the French General Tax Code, legal entities subject to corporate tax which hold at least 5% of the Company's share capital and voting rights as of the dividend payment date may, under certain conditions, be eligible for the rules governing parent companies and subsidiaries, pursuant to which, dividends received by the parent company are not subject to the corporate tax, with the exception of a portion of those dividends that represent expenses and charges paid by this company. This portion is equal to 5% of the amount of said dividends, including the tax credit; however, for each tax period, it may not exceed the total expenses and charges of any kind incurred by the parent company during the fiscal year in question.

Capital gains

The price of any fractional allotment rights in shares of SUEZ Environnement Company purchased on the market, depending on the number of fractional allotment rights in shares of SUEZ Environnement Company held, so as to qualify for allocation of one extra SUEZ Environnement Company share, will increase the cost of the share attributed.

— Common law rules

Capital gains made or capital losses incurred on the sale of the Company's shares are, in principle, included in the earnings subject to the corporate tax at the ordinary legal rate of 33.1/3%, plus, as applicable, the social security contribution on earnings of 3.3% assessed on the amount of the corporate tax after application of an allowance that may not exceed 763,000 euros per twelve-month period (Article 235 *ter* ZC of the French General Tax Code).

Pursuant to Articles 219 I b and 235 *ter* ZC of the French General Tax Code, certain legal entities may benefit from a reduction in the corporate tax rate to 15%, and an exemption from the social security contribution of 3.3%.

— Special treatment for long-term capital gains

Pursuant to Article 219 I *a quinquies* of the French General Tax Code, for fiscal years beginning on or after January 1, 2007, net gains made on the sale of shares held for at least two years and classified as equity security as defined by this article are eligible for the tax rules applicable to long-term capital gains and, therefore, benefit from an exemption, subject to a percentage of expenses and charges equal to 5% of the net income from the sale gains, which is included in the calculation of taxable income at the common law rate. The shares in the Company attributed to corporate shareholders in SUEZ will, for tax purposes, be deemed to have been acquired at the same date as the SUEZ shares.

The following constitute securities held for long term purposes *(titres de participation)* as defined by Article 219 I *a quinquies* of the French General Tax Code: securities (other than the securities of predominantly real estate companies) defined as such from an accounting standpoint, shares acquired in the execution of a public tender or exchange offer by the initiating company, and securities giving the right to the rules for parent companies stipulated in Articles 145 and 216 of the French General Tax Code if these shares or securities are booked in the equity interest account or a special subdivision of another account on the balance sheet that matches their accounting description.

Conditions for the use and carry forward of long-term capital losses are subject to specific tax rules and the taxpayers in question are invited to consult their regular tax advisor to determine the applicable rules. Specifically, capital losses realized for a fiscal year beginning on or after January 1, 2006 on the sale of securities subject to the rules of Article 219 I *a quinquies* of the French General Tax Code may not be carried forward against the capital gains made in fiscal years starting on or after January 1, 2007.

26.1.10.2 Shareholders who are not tax residents of France

(a) Dividends

Under French national law, dividends distributed by a company with registered offices in France to shareholders with a tax domicile or headquarters outside France are, in principle, subject to withholding of 25% deducted by the organization paying the dividend. This deduction at source is from now on applied at a rate of 18% for dividends distributed to individuals who are tax residents of a member State of the European Union other than France or in a State that is a party to the European Economic Area agreement and with which France has entered into a tax convention that contains an administrative assistance clause aimed at combating fraud and tax evasion.

Shareholders whose effective management offices are located in a Member State of the European Community may, pursuant to Article 119 *ter* of the French General Tax Code, benefit from an exemption on withholding tax.

Moreover, shareholders whose tax domicile or headquarters is located in a State with which France has signed an international tax treaty may, under certain conditions relating specifically to the procedure for the granting convention benefits, benefit from a partial or total reduction in the withholding.

If these shareholders are individuals, they are entitled, subject to the withholding stipulated in Article 119 *bis* 2 of the French General Tax Code, to reimbursement of the 50% tax credit capped at 115 euros or 230 euros mentioned above, if the international tax treaty signed by France and the State of their residence so provides (BOI 5

I-2-05, No. 107 and seq.). The French tax authority has not yet set the practical procedures for the refund of this tax credit to eligible non-resident shareholders.

The Company shareholders in question are responsible for contacting their regular tax advisor to determine whether such conventions may apply to their specific case and to determine the consequences of the subscription or acquisition of Company shares for their specific situation.

(b) Capital gains

Subject to the stipulations of the applicable international tax treaties, capital gains made on the sale of Company shares by persons who are not tax residents of France as defined by Article 4 B of the French General Tax Code or with headquarters outside France, and whose ownership of the shares is not attached to a stable establishment or a fixed base subject to taxation in France, are not taxable in France to the extent that the seller (in the case of individuals) has not held, directly or indirectly, alone or with his family group, more than 25% of the rights to the earnings of the company whose shares are sold, at any time during the five years prior to the sale. Capital gains made on the sale of an interest that exceeds or has exceeded the 25% threshold during the aforementioned period are subject to the tax in France at the proportional rate currently set at 18% if the taxation threshold set at 25,000 euros for the taxation of income earned in 2008 is reached, subject to the stipulations of the applicable international tax conventions.

(c) Wealth tax

Individuals who are not tax residents of France are not subject to the wealth tax in France for their financial investments, in the sense of Article 885 L of the French General Tax Code.

(d) Inheritance and gift taxes

Subject to the provisions of international tax treaty, the securities of French companies acquired by individuals through inheritance or gift will be subject to inheritance or gift taxes in France.

26.1.10.3 Other situations

Shareholders subject to tax rules other than those above mentioned must consult their regular tax advisor as to the tax regulations which apply to their specific case.

26.2 Listing of company shares for trading, trading conditions

26.2.1 Listing for trading

The listing of all of the Company's shares on the Euronext Paris stock exchange (Compartment A) and Euronext Brussels regulated stock exchange has been requested.

The conditions for the listing of the Company's shares will be set forth in a notice from Euronext Paris and a notice from Euronext Brussels to appear no later than the first day of trading of these shares, which is scheduled for July 22, 2008.

No other request for listing on a regulated stock exchange has been filed by the Company.

26.2.2 Listing market

As of the date of this prospectus, the Company's shares are not listed for trading on any regulated stock exchange.

26.2.3 Liquidity contract

A 1-year term liquidity agreement, automatically renewable, and for an initial amount of 40 million euros will be entered into with Crédit Agricole Cheuvreux prior to the listing of SUEZ Environnement Company shares on Euronext Paris stock exchange. This agreement objective will notably be to reduce volatility of SUEZ Environnement Company. This agreement will be in compliance with the code of practice set by the French association of investments companies ("*Association française des entreprises d'investissement*").

26.2.4 Expenses related the transaction

Legal and administrative expenses for which the Company is responsible for all the transactions described in this prospectus are estimated at approximately 20 million euros.

26.3 Description of allotment rights to shares of the company

26.3.1 Type and category of the allotment rights to shares of the Company listed for trading — ISIN code

As part of the Distribution, allotment rights to Company shares will be departed from each SUEZ share held by a beneficiary of the Distribution.

The allotment right to shares of the Company will be traded on Euronext Paris and Euronext Brussels under the following ISIN code: FR 0010614115.

The ticker symbol for the Company allotment rights is: SEVDA (Euronext Paris) and SEVBA (Euronext Brussels).

26.3.2 Applicable law and jurisdiction

The allotment rights to Company shares are governed by French law.

The courts competent to hear dispute involving SUEZ are those whose jurisdiction covers the location of the Company's headquarters where the company is the defendant and are those designated according to the nature of the dispute where the company is the applicant, except for contrary provisions contained in the French Code of Civil Procedure.

26.3.3 Form of the allocations rights to shares of the Company and registration conditions

The allotment rights may only be issued in direct registration form or in bearer form, at the discretion of the holder.

The right of the holders will be represented by registration in their name in the books of:

— CACEIS Corporate Trust, authorized by SUEZ for securities held in direct registration;

— a qualified financial intermediary of their choice for bearer shares.

The allotment rights to shares in the Company will be the subject of a request for admission to listing with Euroclear France as clearing depository, and the clearing systems of Euroclear France S.A., Euroclear Bank S.A., and Clearstream Banking S.A. (Luxembourg).

To the extent that financial intermediaries will directly allocate to the account of each beneficiary of the Distribution the shares in the Company corresponding to a multiple of four (4) allotment rights to shares in the Company, only those fractional allotment rights to shares in the Company, where applicable, will remain registered to the account of each beneficiary under the Distribution.

Fractional allotment rights to shares in the Company will be delivered in a pure registered form for those who hold their SUEZ shares as pure registered shares, and as bearer shares for those who hold their SUEZ shares as registered administered or bearer shares.

26.3.4 Rights attached to the allotment rights to Company shares

The rights attached to the allotment rights are described in Section 5.1.6.4(c) of this prospectus.

26.3.5 Date scheduled for recording the allotment rights to Company shares allotted to SUEZ shareholders

The detachment of allotment rights to shares in the Company will take place on the Completion Date, immediately after completion of the Rivolam Merger and the Spin-off and immediately before the completion of the merger between SUEZ and Gaz de France, *i.e.* on July 22, 2008.

On that date, all financial intermediary members of Euroclear France will be credited with the allotment rights to shares in the Company, on behalf of their SUEZ shareholder clients, whose SUEZ shares, as regards dematerialized shares, will have been the subject of an accounting entry at the end of the accounting day preceding the Completion Date.

The allotment rights to shares in the Company will be the subject of registration in the account in the name of the shareholders by the financial intermediaries as of July 22, 2008.

The financial intermediaries will directly deliver up CACEIS Corporate Trust, without the involvement of their clients, the number of allotment rights to shares in the Company that correspond to a multiple of four. As consideration for these allotment rights, CACEIS Corporate Trust will deliver over to them the corresponding number of shares in the Company.

For holders of SUEZ share certificates, dematerialized allotment rights will be delivered against receipt by the Clearing Agent of the corresponding paper coupons paper no. 27, in accordance with what is detailed in section 5.1.6.4 of this prospectus.

26.3.6 Restrictions on the free negotiability of the allotment rights to Company shares

No clause of the bylaws restricts the negotiability of the allotment rights to Company shares.

26.3.7 Tax treatment of the allotment rights to Company shares

Under current French law and regulations, the tax rules described below apply to individuals or legal entities who sell the allotment rights to Company shares

The attention of these parties is drawn to the fact that the information contained in this document constitutes merely a summary of the applicable tax regulations, and their specific situation must be studied with their regular tax advisor.

This provision is based on the French laws and regulations in effect as of the date of this prospectus.

Furthermore, SUEZ shareholders should closely read Section 5.1.6.6 of this prospectus to familiarize themselves with the tax treatment relative to the allotment they receive of allotment rights.

An application for tax ruling decision issued by the French tax authority ("*Direction générale des impôts*") with respect to the Spin-off/Distribution, to confirm that the favorable tax regime set forth in articles 210 A, 210 B and 115-2 of the French tax code is applicable to the transaction. While waiting for the tax rulings, which granting is subject to the review by the French tax authority of the remainders definitive documents to be provided to it, the French tax authority informed SUEZ through an in principle approval decision dated June 3, 2008, that this transaction should be granted the requested tax rulings. Following developments describe the tax regime applicable, should this favor regime be applied to the transaction.

Parties who are not tax residents of France must, furthermore, comply with current tax laws in their Country of residence, subject to the application of a tax treaty by France and said Country.

26.3.7.1 Holders of allotment rights who are tax residents of France

(a) Individuals holding allotment rights in their private assets and not normally executing market transactions

The following developments summarize the tax provisions applicable to individuals whose tax residence is France and who do not engage in stock market transactions under conditions similar to those characterizing an activity exercised by a person professionally engaged in these types of transactions. Individuals who execute such transactions are invited to consult their regular tax advisor to determine their specific situation.

Pursuant to article 150-0 A of the French General Tax Code, capital gains from the sale of stock allotment rights made by individuals are subject to income tax, as of the first euro, at the global rate of 29% if the total value of sales of securities and other rights or instruments mentioned in article 150-0 A of the French General Tax Code (excluding sales that are tax-deferred or exempt sales, specifically the sale of shares held within a Stock Savings Plan ("PEA")) made during the calendar year exceeds, per tax household, a threshold set at 25,000 euros for taxable income in 2008.

The global rate of 29% breaks down as follows:

— income tax at the proportional rate of 18%;

— CSG at the rate of 8.2%, not deductible from the income tax base;

— CRDS at a rate of 0.5%, not deductible from the income tax base;

— social security withholding of 2%, not deductible from the income tax base; and

— the additional contribution to the social security withholding at the rate of 0.3%, not deductible from the income tax base.

Any capital losses may be charged against gains of the same type made during the year of sale or over the next ten years, provided that the sale threshold stipulated above is exceeded in the year the capital loss is incurred.

It should also be noted that the price of fractional allotment rights to SUEZ Environnement Company shares acquired for a price on the market, based on the number of fractional allotment rights to SUEZ Environnement

Company shares, in order to be allotted one additional share of SUEZ Environnement Company stock, will increase the cost price of the share thus allotted.

It should also be noted that the cost of fractional allotment rights to shares in SUEZ Environnement Company received in the course of the Spin-off/Distribution should be null.

(b) Legal entities subject to corporate tax

Capital gains made or capital losses incurred on the sale of the allotment rights are included in the earnings subject to the corporate tax at the ordinary legal rate in principle at the normal corporate rate which is currently 33.1/3% (or, if applicable, at the rate of 15% up to a limit of 38,120 euros per 12-month period for companies that meeting the conditions stipulated in article 219 I of the French General Tax Code), plus, as applicable, the social security contribution on earnings of 3.3% assessed on the amount of the corporate tax after application of an allowance that may not exceed 763,000 euros per twelve-month period (article 235 *ter* ZC of the French General Tax Code).

As applicable, the fiscal cost price of fractional allotment rights to shares of SUEZ Environnement Company, received in the context of the Distribution, should be equal to zero.

It is also specified that the price of fractional allotment rights to SUEZ Environnement Company shares acquired for a price on the market, based on the number of fractional allotment rights to SUEZ Environnement Company shares, in order to be allotted one additional share of SUEZ Environnement Company stock, will increase the cost price of the share thus allotted.

26.3.7.2 Holders of allotment rights who are not tax residents of France

Capital gains made on the sale of allotment right to Company shares by persons who are not tax residents of France as defined by article 4 B of the CGI or whose corporate headquarters are located outside France and whose ownership of shares is not attachable to a fixed base or a stable establishment subject to tax in France are not taxable in France.

26.3.7.3 Other situations

Shareholders subject to tax regulations other than those above mentioned should consult their regular tax advisor for the tax rules which apply to their specific case.

26.4 Listing for trading of the allotment rights to company shares and terms and conditions of negotiation

In compliance with the conditions set out in section 5.1.6.4(c), on Distribution, one (1) allotment right to shares in the Company will be detached from each SUEZ share held by a beneficiary. Four allotment rights to shares in the Company will automatically entitle the holder to the allotment of one share in the Company.

SUEZ shareholders holding fewer than four SUEZ shares or who do not hold a number of SUEZ shares that is a multiple of four will be entitled, for fewer than four SUEZ shares or a number exceeding a multiple of four, to fractional allotment rights to shares in the Company, up to a maximum of three fractional allotment rights per securities account.

Pursuant to provisions contained in the SUEZ bylaws, these shareholders must assume personal responsibility for:

— acquiring the number of fractional allotment rights needed to obtain one share in the Company stock or one additional share in the Company, as applicable, or

— the sale of their fractional allotment rights.

For this purpose, an application has been made to list the allotment rights in the Company for trading on the Euronext Paris and Euronext Brussels markets for a period of three months, with effect from July 22, 2008 and expiring October on closing of the trading session of October 22, 2008, based on the expected timetable. After that period, the fractional allotment rights will transferred, respectively, to the compartment of delisted securities of Euronext Paris regulated markets or to the temporary securities compartment of the Euronext Brussels regulated markets for an additional twenty month period, *i.e.* on June 22, 2010, based on the expected timetable. No other application for admission for trading on any other regulated market has been filed by the Company.

SUEZ undertakes, for a period of three (3) months from the Completion Date, *i.e.* expiring on closing of the trading session of October 22, 2008, to pay the corresponding brokerage fees and VAT assumed by each SUEZ shareholder for (i) the sale of the fractional allotment rights to shares in the Company which will be credited to their securities account as part of the Distribution, as applicable, (ii) the purchase of fractional allotment rights to shares in the Company which allow the holder, based on the number of fractional allotment rights granted as part of the Distribution, to request they receive an additional share of SUEZ Environnement Company stock. This commitment will be limited to eight euros (including taxes) maximum either on sale or purchase of a maximum of three allotment rights to shares in the Company per securities account.

Consequently, where applicable, holders of allotment rights to shares in the Company may obtain from their financial intermediary, one share in the Company on presentation of four allotment rights to shares in the Company, at any time, with effect from the Completion Date and up to the day before the date of sale of unclaimed shares mentioned below, on condition that the allotment rights have been effectively delivered up to the Clearing Agent at the latest.

Pursuant to article L. 228-6 of the French Commercial Code, by resolution of its board of directors, GDF SUEZ having obtained the rights of SUEZ, and subject to the applicable regulatory conditions, may sell shares in the Company, the issue of which has not been requested by holders of allotment rights, provided that a public notice has been issued at least two years in advance in accordance with the applicable regulatory conditions. It is anticipated that this notice will be published quickly after the date of the listing of the Company's shares.

As of this sale, allotment rights to shares in the Company will be cancelled as needed, and their holders will then be able to claim only the distribution in cash (without interest) of the net proceeds from the sale of the Company shares not claimed and completed, where applicable, *pro rata* to a proportion of the dividend, interim dividend and distribution of reserves (or similar sums) subject to the five-year limitation, paid out by the Company between the date of Distribution and the date of sale of unclaimed shares in the Company. It should be noted in this context that if the request for indemnity is made beyond five years on a rolling basis after the payment of the dividend, interim dividend, reserves distribution (or similar sums), then the debt to holders of allotment rights arising from these payments shall be extinguished by virtue of the five-year limitation and such sums will go irretrievably to the French State.

Holders of allotment rights will be informed that SUEZ will hold the net proceeds from the sale of Company shares at their disposal for ten years in a blocked account with the Clearing Agent. Upon expiration of the ten-year period, the sums will be paid to Caisse des Dépôts et Consignations, where they may be claimed by the beneficiaries for a period a twenty years. After that period, the sums will definitively revert to the State.

Biological recovery	Method of treating organic waste by composting or methanization.
Biomechanical recovery	Procedure by which waste is treated by mechanically isolating certain parts and biologically treating others. This includes various types of mechanical and biological processes, which may be combined in various ways depending on the desired results. Allows for separation of the various fractions contained in the waste and potentially reusable fractions and/or those that may undergo biological treatment.
BOT Contract — *Build Operate Transfer*	Contract by which a private company is responsible for project financing and for the design, building, and operation of the site for a specified period, after which ownership is transferred to the co-contracting entity.
DB Contract — *Design Build*	Contract applying to a construction project involving a system for delivering a completed asset. Project design and building are provided by one and the same entity, known as the *design-builder* or the *design-build-contractor.*
DBO Contract — *Design Build Operate*	Contract by which a private company is responsible for the design, building, and operation of a site.
Delegation of public service	The delegation of public service (DSP) is a type of management where a local public entity entrusts the management of a public service, for a fixed duration, to a company. The company is compensated directly by the consumers and finances all or part of any new investments (leasing) and new infrastructure (delegation of public services). Delegation of public services contracts are generally much longer (10 to 30 years) than leasing contracts (10 to 20 years) due to the necessity to depreciate newly constructed works.
Energy recovery	Use of combustible waste as a means of energy production, by direct incineration with or without other fuels, or by any other procedure, but with heat recovery. Energy recovery consists of using the caloric power of the waste by burning it and recovering this energy in the form of heat or electricity. It may be carried out in an incineration plant or cement works.
Energy recovery units	Another name for energy recovery incinerators.
Leachate	Waters that have percolated through waste deposited at a landfill while being loaded bacteriologically and chemically. By extension, this term also refers to water that has come into contact with waste.
Membrane	Type of filter, a sieve that retains particles of different size according to the characteristics and size of its pores.
Natura 2000 Zones	Intended for the preservation of biological diversity and regional recovery, in 1992 the European Union launched the creation of a network of ecological zones known as Natura 2000, preserving species and natural habitats while accounting for social, economic, cultural, and regional activities present in the designated zones.
PFI — *Private Finance Initiative*	Measure developed in Great Britain in 1992 in which a private company finances the design and building of a project usually held by the local public authority, and then provides management through a PPP contract.
PPP — *Public-Private Partnership*	Financing method by which the public authority calls on private service providers to finance and manage equipment that provides or contributes to the performance of a public utility.

RDF — ***Refuse Derived Fuel*** Solid fuel produced from the separation of municipal solid waste by extracting non-combustible materials and compacting combustible materials.

Skid In membrane techniques, a device consisting of a frame, possibly on skids, on which a facility's structure rests. This allows the system to be immediately moved and transported without disassembly.

Sludge Residue obtained after the treatment of effluent. Sludge consists of water and dry materials. The properties of sludge vary considerably from one source to another. They depend on the nature of the effluent and the type of treatment applied.

Soil amendment Measure intended to improve the physical properties of a soil by incorporating material that, although not a fertilizer, changes and improves the nature of the soil. Sand, clay, and lime or organic materials are amendments to the soil.

Stadtwerke German term designating a local public company owned by a German city that manages certain public utilities, especially power, water, and transport.

Treatment plant sludge All residue from the biological activity of microorganisms living in treatment plants, which convert materials carried by wastewater so they can be extracted. They consist essentially of water, mineral salts, and organic matter.

Human resources	The number of Group employees corresponds to the employees of SUEZ Environnement and its fully consolidated subsidiaries. The employees of proportionately consolidated companies or equity affiliates (for example, employees of Agbar or employees of the Group's subsidiaries in China or Mexico) are therefore not included in the Group's total work force according to this perimeter. Consequently, their work forces are to be added to this total amount. When a company enters the scope of fully consolidated companies, its corporate data is then fully integrated, regardless of the percentage of capital held.
Operating data	Most of the operating data contained in this prospectus has been calculated based on a scope that includes companies which are both relevant in terms of environmental impact, and in which SUEZ Environnement has operational control (excluding equity affiliates). When a company is included in this scope, its operating data has been fully integrated regardless of the percentage of capital held, and whether it is consolidated by fully or proportionately consolidated.
Population served by the collection activities	The number of inhabitants served by the Group's collection services corresponds to the number of inhabitants served under traditional collection plus the number of inhabitants served in selective collection (a traditional collection operation and a selective collection operation benefiting the same party may therefore be added together).

CONCORDANCE TABLE

For each category stipulated in Appendix III of European Commission Regulation number 809/2004 of April 29, 2004, this concordance table shows the numbers of the section or sections that contain information on each category in this document.

N°	Name of the categories appearing in the Regulation	Section(s)
1	**Persons responsible**	
1.1	Persons responsible for the information contained in the prospectus	1.1
1.2	Declaration of the persons responsible for the prospectus	1.2
2	**Risk factors**	**4**
3	**Key information**	
3.1	Working capita statement	3.2.1
3.2	Capitalization and indebtedness	3.2.2
3.3	Interest of natural and legal persons involved in the issue / offer	Not applicable
3.4	Reasons for the offer and use of proceeds	Not applicable
4	**Information concerning the securities to be offered/admitted for trading**	
4.1	Type and class of securities, being offered and/or admitted for trading including the ISIN (international securities identification number) or other such security identification code	26.1.1 and 26.3.1
4.2	Legislation under which the securities have been created	26.1.2 and 26.3.2
4.3	Form of securities listed	26.1.3 and 26.3.3
4.4	Currency of the Securities issue	
4.5	Rights attached to the securities, including any limitations of those rights, and procedure, and conditions for the exercise of those rights	26.1.4 and 26.3.4
4.6	Statement of the resolutions authorizations, and approvals by virtue of which the securities have been or will be created and/or issued	26.1.5
4.7	Expected issue date of the securities	26.1.6 and 26.3.5
4.8	Restrictions on the free transferability of the securities	26.1.7 and 26.3.6
4.9	Mandatory takeover bids and / or squeeze out and sell-out rules in relation to the securities	26.1.8
4.10	Public takeover bids by third parties in respect of the issuer's equity which have occurred dump the last financial year and the current financial year Price or exchange terms attaching to such offers and the outcome	26.1.9
4.11	Information on taxes on the income from the securities at source and indication as to whether the issuer assumes responsibility for the withholding of taxes at the source as to whether the issuer assumes responsibility for the withholding of taxes at the source	26.1.10 and 26.3.7
5	**Terms and Conditions of the Offer**	
5.1	Conditions, offer statistics, expected timetable and action required to apply for the offer	5.1.6
5.1.1	*Conditions to which the offer is subject*	Not applicable
5.1.2	*Total amount of the issue / offer*	Not applicable
5.1.3	*period during which the offer will be open and application procedure*	Not applicable
5.1.4	*Revocation and suspension of the offering*	Not applicable
5.1.5	*Possibility to reduce subscriptions and the manner for refunding excess amount paid by applicants*	Not applicable
5.1.6	*Minimum and/or maximum amount of application*	Not applicable
5.1.7	*Period during which a application may be withdrawn, provided that investors are allowed to withdraw their subscription*	Not applicable
5.1.8	*Method and time limits for paying up the securities and for delivery of the securities*	Not applicable
5.1.9	*Manner and date in which results of the offer are to be made public*	Not applicable

N°	Name of the categories appearing in the Regulation	Section(s)
5.1.10	*Procedure for the exercise of any right of pre-emption, the negotiability of subscription rights, and the treatment of subscription rights not exercised*	Not applicable
5.2	Plan of distribution and allotment	
5.2.1	*Various categories of potential investors to which the securities are offered*	Not applicable
5.2.2	*To the extent known to the issuer, an indication whether major shareholders or members of the issuer's administrative, management, or supervisory bodies intended to subscribe in the offer, or whether any person intends to subscribe for more than 5% of the offer*	Not applicable
5.2.3	*Pre-allotment disclosure*	Not applicable
5.2.4	*Process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made*	Not applicable
5.2.5	*Information on over-allotment and green shoe*	Not applicable
5.3	Price setting	Not applicable
5.3.1	*Price at which the securities will be offered*	Not applicable
5.3.2	*Process for the disclosure of the offer price*	Not applicable
5.3.3	*If the issuer's equity holders have pre-emptive purchase rights and this right is restricted or withdrawn, indication of the basis for the issue price if the issue is for cash, together with the reasons for and beneficiaries of such restriction or withdrawal*	Not applicable
5.3.4	*Where there is or could be a material disparity between the public offer price and the effective cash cost to members of the administrative, management or supervisory bodies or senior management, or affiliated persons, of securities acquired by them in transactions during the past year, or which they have the right to acquire, include a comparison of the public contribution in the proposed public offer and the effective cash contributions of such persons*	Not applicable
5.4	Placing and Underwriting	
5.4.1	*Name and address of the coordinator(s) of the global offer and of single parts of the offer and, to the extent known to the issuer or to the offeror, of the placers in the various countries where the offer takes place*	Not applicable
5.4.2	*Name and address of any paying agents and depository agents in each country*	26.1
5.4.3	*Name and address of the entities agreeing to underwrite the issue on a firm commitment basis, and name and address of the entities agreeing to place the issue without a firm commitment or under "best efforts" arrangements. Indication of the material features of the agreements including the quotas. Where not all of the issue is underwritten, a statement of the portion not covered. Indication of the overall amount of the underwriting commission and of the placing commission*	Not applicable
5.4.4	*When the underwriting agreement has been or will be reached*	Not applicable
6	**Admission to trading and dealing arrangements**	
6.1	Indication as to whether the securities offered are or will be he object of an application for admission to trading	26.2.1
6.2	All the regulated markets or equivalent markets on which, to the knowledge of the issuer, securities of the same class of the securities to be offered or admitted to trading are already admitted to trading	26.2.2
6.3	If, simultaneously or almost simultaneously with the creation of the securities for which admission to a regulated market is being sought securities of the same class are subscribed for or placed privately or if securities of other classes are created for public or private placing, give details of the nature of such operations and of the number and characteristics of the securities to which they relate	Not applicable

N°	Name of the categories appearing in the Regulation	Section(s)
6.4	Details of the entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment	26.2.3
6.5	Stabilization and over-allotment option	
6.5.1	*The fact that stabilization may be undertaken, that there is no assurance that it will be undertaken and that it may be stopped at any time*	Not applicable
6.5.2	*The beginning and the end of the period during which stabilization may occur*	Not applicable
6.5.3	*The identity of the stabilization manager for each relevant jurisdiction unless this is not known at the time of publication*	Not applicable
6.5.4	*The fact that stabilization transactions may result in a market price that is higher than would otherwise prevail*	Not applicable
7	**Selling securities holders**	
7.1	Name and business address of the person or entity offering to sell the securities, the nature of any position office or other material relationship that the selling persons has had within the past three years with the issuer or any of this predecessors or affiliates	Not applicable
7.2	The number and class or securities being offered by each of the selling security holders	Not applicable
7.3	Lock-up agreements	Not applicable
8	**Expense of the issue/offer**	
8.1	The total net proceeds and an estimate of the total expenses of the issue/offer	26.2.4
9	**Dilution**	
9.1	The amount and percentage of immediate dilution resulting from the offer	Not applicable
9.2	In the case of a subscription offer to existing equity holders, the amount and percentage of immediate dilution if they do not subscribe to the new offer	Not applicable
10	**Additional information**	
10.1	If advisors connected with an issue are mentioned in the Securities Note, a statement of the capacity in which the advisors have acted	Not applicable
10.2	An indication of other information in the Securities Note which has been audited or reviewed by statutory auditors and where auditors have produced a report. Reproduction of the report or, with permission of the competent authority, a summary of the report	Not applicable
10.3	Where a statement or report attributed to a person as an expert is included in the Securities Note, provide such person's name, business address, qualifications and material interest if any in the issuer. If the report has been produced at the issuer's request a statement to the effect that such statement or report is included, in the form and context in which it is included, with the consent of the person who has authorized the contents of that part of the Securities Note	Not applicable
10.4	Where information has been sourced from a third party, provide a confirmation that this information has been accurately reproduced and that as far as the issuer is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. In addition, identify the source(s) of the information	Not applicable

ANNEX A

Report of the independent auditors to the spin-off on the payment for contributions

Ladies and Gentlemen,

In performing the mission entrusted to us by order of the President of the Paris Commercial Court on October 17, 2007, in connection with the partial contribution of assets, subject to the legal regulations for spin-offs, of the company Suez to the company Suez Environnement Company (formerly Houlival), we have prepared this report in accordance with Article 236-10 of the Commercial Code, it being noted that our assessment of the value of the contributions is the subject of a separate report.

The payment for the contribution was fixed in the agreement on the partial contribution of assets signed by representative of the companies concerned on June 5, 2008. It is our responsibility to express an opinion on the fair value of the payment proposed for the contribution.

For this purpose, we have carried out our examinations in accordance with the professional standards of the *Compagnie nationale des commissaires aux comptes* (National Auditors Association) on the standards pertaining to this mission; these standards require carrying out examinations intended to verify that the relative values attributed to the contributions and to the shares of the beneficiary company are appropriate, as well as to analyze the relationship of the proposed payment compared to the relative values that are judged appropriate.

Our report is organized as follows:

1. Presentation of the transaction and description of the payment for the contributions.
2. Verification of the appropriateness of the relative values attributed to the contributions and to the shares of the beneficiary company.
3. Assessment of the fairness of the proposed payment.
4. Conclusion.

At no time did we find ourselves in a position of conflict of interest, interdiction or forfeiture as specified by law.

1. PRESENTATION OF THE TRANSACTION AND DESCRIPTION OF THE PAYMENT FOR THE CONTRIBUTION

1.1. Companies concerned

(i) Suez Environnement Company, beneficiary company of the contribution

At the date of the signing of the agreement on the partial contribution of assets, the company Suez Environnement Company, formerly Houlival (change of the company's name approved by the General Shareholders' Meeting of February 11, 2008) is a *société anonyme (corporation)* with share capital of €225,000 divided into 56,250 shares, each with a par value of €4 par value, fully paid up and all of the same class. Its headquarters is located in Paris (75008), at 1 rue d'Astorg. It is registered in the Paris Trade and Company Register under number 433 466 570. Its principal purpose is the performance of all services pertaining to environmental protection, it being noted that since its creation in November 2000, the company has not carried out business activities.

At the date of the signature of the agreement for the partial transfer of assets, Suez Environnement Company was 99.99% owned by Suez.

(ii) Suez, the contributing company

At the date of the signature of the agreement for the partial contribution of assets, the company Suez is a *société anonyme (corporation)* with share capital of €2,617,883,906 divided into 1,308,941,953 shares, each with a par value of €2, fully paid up and all of the same class. Its headquarters is located in Paris (75008), at 16 rue de la Ville l'Evêque. It is registered in the Paris Trade and Companies Register under number 542 062 559.

The shares composing the capital of Suez are listed for trading on the Euronext Paris market (Compartment A) and the Euronext Brussels market, are officially listed on the Luxembourg and Swiss exchanges (SWX Swiss Exchange), and have an American Depositary Shares program.

In addition, at the date of the signature of the contribution agreement, Suez:

— owned 35,724,397 of its own shares,

— had granted subscription options for Suez shares,

— and had also allocated existing bonus Suez shares based on Article L. 225-197-1 of the Commercial Code.

Suez decided to suspend the right to exercise the subscription options on Suez shares for all the plans in effect beginning on May 22, 2008. The Suez options not exercised before that date and the Suez bonus shares not acquired by the date of the completion of this contribution will be subject, as a result of this transaction, to adjustment in accordance with legal and regulatory provisions and with the regulations of the various plans affected.

Suez is a major player in the management of public utility services in electricity, gas, energy services, water and waste services, in Europe and throughout the world. Its customers include governments, businesses and individuals.

The Group's activities are organized into two areas of business:

— Suez Energie includes the Suez Energie Europe, Suez Energie International and Suez Energie Services segments;

— Suez Environnement.

(iii) Suez Environnement, the company whose shares are contributed

Suez Environnement, the company whose shares are being contributed, is a *Société anonyme* (corporation) with share capital of €3,323, 457,083 divided into 419,763,894 shares broken down, in accordance with its bylaws, into five classes of shares:

— 5,977,686 "Class A" shares with par value of €15

— 143,194,127 "Class B" shares with par value of €11

— 19,655,248 "Class C" shares with par value of €6

— 7,020,782 "Class D" shares with par value of €11

— 243,916,051 "Class E" shares with par value of €6.

Its headquarters is located in Paris (75008), at 1 rue d'Astorg. It is registered in the Paris Trade and Companies Register under number 410 118 608. Its principal purpose is the performance of all services related to the environment, in the areas of water and waste services.

1.2. Framework and goal of the transaction

This partial contribution of assets falls within the framework of the merger plan between the Suez and Gaz de France groups, which is intended to create a global leader specialized in energy and a world-class player in the gas and electricity sectors, with a portfolio of energy sources that is secure, diversified and flexible.

Under the terms of the plan announced on September 3, 2007 by Suez and Gaz de France, the merger of these two groups would be accompanied by the distribution of 65% of the shares composing the capital of the entity controlling the activities of Suez's Environmental businesses for the benefit of Suez shareholders (other than Suez itself), followed by the listing of the shares of this entity for trading on the regulated Euronext Paris and Euronext Brussels markets.

Within this framework and in order to group the activities of Suez's environmental business that will be listed, a number of prior internal reorganization transactions within the Suez group will occur, so that initially all the shares of the company Suez Environnement, the company heading this sector (also known as the Suez Environnement Group), will be directly held by Suez; then subsequently these shares will be contributed to a dedicated company, Suez Environnement Company, which currently has no business activities.

These internal transactions will include:

— the merger-absorption by Suez of its wholly owned subsidiary Rivolam, whose net assets consist almost solely of its approximate 99.4% equity investment in the company Suez Environnement, and Rivolam's dissolution without liquidation;

— this merger will be preceded by internal reorganization transactions, particularly by transfers of investments so as to group, within the company Suez Environnement and its direct and indirect subsidiaries, the activities in the Environmental business that do not fall within the legal scope of the Suez Environnement Group;

— the contribution by Suez, in the form of a partial contribution of assets subject to the legal rules for spin-offs, of 100% of the shares composing the capital of Suez Environnement for the benefit of the company Suez Environnement Company;

— Suez Environnement Company will thus become the holding company grouping the operating entities that currently compose the Environmental business of the Suez group;

— this contribution of shares will be followed by Suez's distribution to its shareholders (other than Suez itself) of a portion of these new shares created as payment for the contributions, representing 65% of the shares composing the share capital of its subsidiary Suez Environnement Company after the contribution, at the rate of one (1) Suez Environnement Company share for four (4) Suez shares, the beneficiaries of the Suez Environnement Company shares being (i) the shareholders of Suez (other than Suez itself), whose shares, for book entry securities, will have been registered in their names at the end of the business day preceding the date that the contribution is completed and (ii) for Suez shareholders holding physical certificates, the holders of the corresponding paper document.

Immediately following the completion of the contribution-distribution, Gaz de France will proceed with the absorption of Suez by means of a merger, and the shareholders of Suez will thus immediately become shareholders of Gaz de France, at a rate of 21 Gaz de France shares for 22 Suez shares.

After the completion of the merger between Suez and Gaz de France, the shares of the company Suez Environnement Company will be listed for trading on the Euronext Paris and Euronext Brussels markets, which will allow Suez Environnement Company to benefit from increased visibility commensurate with its stature and the group's desire to have direct access to the financial markets.

The new GDF Suez group resulting from this merger will hold 35% of the capital of Suez Environnement Company on a stable basis. It will participate in a shareholders' agreement with certain current principal Suez shareholders, which are future major shareholders of Suez Environnement Company and should hold 47% of the capital of Suez Environnement Company (based on the share ownership of Suez on April 30, 2008). This agreement is intended to assure the stability of Suez Environnement Company's shareholders and its control by GDF Suez.

Therefore, subject to the terms of the draft of the agreement for the partial contribution of assets, the investment held by GDF Suez in Suez Environnement Company will be fully consolidated in the financial statements of the new GDF Suez group resulting from the merger. This investment will facilitate continuation of the dynamic growth strategy of the Environment business sector.

The structure adopted will also allow GDF Suez to continue to develop privileged partnerships between the environment and energy businesses.

We have also been appointed as contribution auditors for the merger-absorption of Rivolam by Suez and as auditors for the merger between Gaz de France and Suez. These transactions, which will occur at the same time as this contribution, are the subjects of separate reports.

1.3. Regulations for the transaction

Regulations for the transaction are as follows:

— with regard to the laws governing companies, the transaction consists of a partial contribution of assets subject to spin-off regulations; it is noted that the companies have expressly excluded any joint and several liability;

— a dividend in the amount of €402,973,338.24 for the shares contributed (i.e. €0.96 per share) will be paid by Suez Environnement to Suez and Rivolam on June 9, 2008, which will remain, for its total amount, definitively acquired by Suez;

— from a tax perspective, a request has been submitted to the tax authorities to approve the treatment of this contribution under the favorable tax treatment provided in Article 210-B of the General Tax Code in the area of corporate income tax;

— also from a tax perspective, a request has been made to the tax authorities to approve the application, for the distribution described in the agreement on the contribution, of the provisions of Article 115-2 of the General Tax Code, according to which the free allocation by contribution to its shareholders, in proportion to their rights in its capital, of new shares issued by the beneficiary as payment for the contribution of up to 65% of the latter's capital on the completion date, is not considered as a distribution of taxable investment income;

— in a letter dated June 3, 2008, the General Tax Authority gave its agreement in principle to deliver the tax approvals thus requested, subject to certain conditions;

— the transaction will be completed at midnight on the day that Suez Environnement Company shares are listed for trading on the Euronext Paris market as indicated in the Euronext Paris listing notification, immediately following the Suez — Rivolam merger and immediately before the Suez — Gaz de France merger. However, it will be deemed to have effect retroactively to January 1, 2008, for tax and accounting proposes.

The definitive completion of the transaction is subject to the following conditions precedent:

— receipt of a visa from the *Autorité des marchés financiers* of the prospectus prepared in application of Articles L. 412-1 and L. 621-8 of the Monetary and Financial Code and 211-1 to 216-1 of its General Regulations for the purposes of listing Suez Environnement Company shares for trading on the Euronext Paris market;

— definitive completion of the merger-absorption of Rivolam by Suez;

— approval by the Suez Combined General Shareholders' Meeting of the contribution agreement and the contribution that is agreed upon therein, as well as the distribution;

— approval by the Combined General Meeting of Suez Environnement Company of the contribution agreement and the contribution that is agreed upon therein, as well as the increase in the capital of Suez Environnement Company resulting therefrom;

— decision by Euronext Paris SA to authorize Suez Environnement Company shares to be listed for trading on the Euronext Paris market;

— decision by Euronext Paris SA to authorize Suez Environnement Company share allocation rights to be listed on the Euronext Paris market;

— signature of the Suez Environnement Company Shareholders' Agreement;

— definitive fulfillment of all of the conditions precedent contained in the merger agreement concerning the Suez — Gaz de France merger (other than the definitive completion of the contribution-distribution).

If these conditions have not been fulfilled between now and December 31, 2008, this merger plan will be deemed null and void, without any indemnity being due from either party.

1.4. Description, Value and payment of contributions

(i) Description of the contributions

Under the terms of the plan for the partial contribution of assets, the contribution will apply to all of the Suez Environnement shares held by the company Suez on the completion date of the transaction, i.e. 419,763,894 Suez Environnement shares, of which 2,381,363 shares are held by Suez directly.

(ii) Value of the contributions

The value of the contributions is set, by the senior managers of the companies concerned and in application of CRC accounting regulation no. 2004-01, at the net book value of the items transferred by Suez to Suez Environnement Company, since the transaction involves the contribution of shares related to an entire business activity (effectively the contribution involves 100% of the capital of the company concerned) affecting companies under joint control.

The contributions consist exclusively of shares of the company Suez Environnement which were held by Suez on December 31, 2007, following the merger-absorption of Rivolam with retroactive effect to January 1, 2008.

Based on the value of the shares contributed in the financial statements of the contributing company on December 31, 2007, taking into account the prior completion of the merger absorption of Rivolam by Suez, the value of the contributions totals €6,157,390,333.

It should be noted that the technical loss on the merger experienced by Suez in the merger absorption of the company Rivolam, corresponding to the difference between the book value of Rivolam shares on the Suez balance sheet and the net assets transferred by Rivolam (consisting almost exclusively of the Suez Environnement shares held by this company) will be carried on the Suez balance sheet, it being specified that this merger loss will be reduced commensurately when the distribution of shares occurs following the contribution.

(iii) Payment for the contributions

Subject to the terms of the draft agreement for the partial contribution of assets, and provided that at least 99% of the shares composing the capital of Suez Environnement Company have been issued as payment for the partial contribution of assets in question, and if the contributing company holds, at the conclusion of the latter, at least 99.99% of the capital of Suez Environnement Company, the parties wish, subject to the receipt of the tax approval requested for the purposes of making the partial contribution of assets transaction subject to the favorable tax treatment described in Article 210 B of the General Tax Code, to be able to pay for the contribution based on the book value of the business transferred.

In a letter dated June 3, 2008, the General Tax Authority gave its agreement in principle to deliver the tax approvals thus requested, subject to certain conditions.

As decided by the parties, the number of Suez Environnement Company shares used as payment for this contribution will be, in this context, determined in a conventional manner based on the exchange ratio used for the distribution, following the contribution of a portion of the new shares issued in payment for the contribution, representing 65% of the shares constituting the capital of the company Suez Environnement Company at the conclusion of the contribution, for the benefit of Suez shareholders (other than Suez itself).

The parties have agreed to pay for the contribution by the issue of 489,642,810 new Suez Environnement Company shares with par value of €4, i.e. a capital increase of €1,958,571,240.

The difference between:

— the value of the contributions	€6,157,390,333
— and the amount of the capital increase	€1,958,571,240
equal to	€4,198,819,093

represents the contribution premium that will be recorded in the shareholders' equity of the company that is the beneficiary of the contributions.

(iv) Exchange ratio for the distribution of Suez Environnement Company shares issued as payment for the contribution

The agreement on the partial contribution of assets specifies that a portion of the new shares issued as payment for the contribution, representing 65% of the shares composing the capital of Suez Environnement Company at the completion of the contribution, will be immediately allocated by Suez to all of its shareholders (other than Suez itself) at the rate of 1 Suez Environnement Company share for 4 Suez shares carrying the right to this allocation; Suez shareholders holding fewer than 4 Suez shares or a number exceeding a whole multiple of 4 will have, for these shares, fractional allocation rights (limited to 3 fractional allocation rights per share account); it is each shareholder's personal responsibility to acquire or sell his fractional allocation rights so as to receive 1 share or 1 additional share of Suez Environnement Company.

Since the merger-absorption of Rivolam led to the recognition of a technical merger loss recorded in the assets on the Suez balance sheet in the amount of €714,957,952, the book value of the distribution of 65% of Suez Environnement Company shares will total €4,467,539,790 in Suez's financial statements. This amount will be posted in its entirety to the pre-existing "issue premium" entry in Suez's financial statements.

The table below presents the effect of the distribution of Suez Environnement Company shares to Suez shareholders on Suez's financial statements.

Figures expressed in euros

Book value of distributed shares (65% of SEC)	4,002,763,500
Portion of the Rivolam merger loss pertaining to distributed shares	464,776,290
Total amount in the Suez "issue premium" entry	4,467,539,790
Book value of the shares retained by Suez (35% of SEC)	2,154,854,790
Rivolam merger loss retained by Suez	250,181,661

2. Verification of the appropriateness of the relative values attributed to the contributions and shares of the beneficiary company

2.1. Examinations performed

We have performed the examinations that we deemed necessary in accordance with the professional standards of the *Compagnie nationale des commissaires aux comptes* (National Association of Auditors) pertaining to this mission.

The purpose of our mission is to inform the shareholders of Suez and Suez Environnement Company of the values applied to determine the payment for the contribution and to assess the fairness of this payment. This mission is not the same as a "due diligence" mission carried out by a lender or acquirer and does not involve all the work necessary for this type of analysis. Our report should therefore not be used for this purpose.

In particular:

— we had discussions with the management of the Suez Group to understand the transaction planned, as well as the legal and economic context in which it is occurring;

— we have familiarized ourselves with the draft of the agreement on the partial contribution of assets;

— we have verified the ownership of the shares contributed;

— we have verified the book value in the Suez financial statements of the Suez Environnement shares held prior to the Rivolam merger, and in the draft Rivolam merger agreement, the value of the Suez Environnement shares that will be held by Suez at the completion of the Rivolam merger;

— we have familiarized ourselves with the draft prospectus describing the transaction and its consequences that was prepared for the purposes of listing Suez Environnement Company shares for trading on the Euronext Paris and Euronext Brussels markets;

— we have verified that the financial statements of December 31, 2007, of the companies concerned were certified without reserve by their statutory auditors and approved by their respective ordinary General Shareholders' Meetings;

— we have responded in a letter dated March 31, 2008, to a request from the tax division of the Suez group regarding the financial conditions of the transaction that is the subject of this report;

— we have had conversations with the introducing banks of Suez Environnement Company, at the request of the Group's management;

— we have received a confirmation letter confirming the principal provisions of this transaction, particularly the absence of any concern raised by the statutory auditors in their work on the December 31, 2007 financial statements of the companies concerned that could raise a question on the payment for the contributions;

— we relied upon the work we carried out as spin-off auditors responsible for assessing the value of the proposed contribution;

— we also relied upon the work we carried out in connection with concomitant transactions for which we were appointed as auditors for the contributions concerning the merger-absorption of Rivolam by Suez and as merger auditors for the merger between Gaz de France and Suez.

2.2. Verification of the appropriateness of the relative values attributed to the contributions and to the shares of the beneficiary company

Relative values applied

As specified above, the planned partial contribution transaction represents an internal reorganization operation that aims to group the businesses constituting the "Environment" activities of the Suez group. It falls within the framework of the merger project between the Gaz de France and Suez Groups, which was publicly announced on September 3, 2007.

In this framework, the parties decided to pay for the contributions based on book value, subject to receiving the tax approval requested from the General Tax Authority for the purpose of subjecting the contributions to the favorable tax treatment provided in Article 210 B of the General Tax Code. In a letter dated June 3, 2008, the General Tax Authority gave its agreement in principle to deliver the requested tax approvals, subject to certain conditions.

Therefore, the value of 100% of the shares constituting the capital of Suez Environnement corresponds to the book value of these shares on the balance sheet of Suez at December 31, 2007, after completion of the merger-absorption of Rivolam by Suez with retroactive effect to January 1, 2008.

As Suez Environnement Company has not carried out any business activities thus far, the value of its shares corresponds to its net book assets.

Assessment of relative values

We have verified the correct application of the method used by the parties and the resulting calculations.

The valuation method used for Suez Environnement Company seems appropriate to us in the case of a company that has not yet carried out business activities.

Regarding the value used for the transferred business, we have verified, subject to receipt of the tax authorization requested from the General Tax Authority to subject the transaction to the favorable tax treatment provided in Article 210 B of the General Tax Code, and to the extent that at least 99% of the shares constituting the capital of Suez Environnement Company have been issued in payment for the partial contribution of the assets in question and that the contributing company holds, at the completion thereof, at least 99.99% of the capital of Suez Environnement Company, the possibility of valuing this contribution at its net book value, as the parties wished to do. It is also noted that in a letter dated June 3, 2008, the General Tax Authority gave its agreement in principle to deliver the requested tax approvals, subject to certain conditions.

It should also be noted that the values thus determined fall within the framework of a reorganization transaction that is of a strictly internal nature.

Therefore, the values pertaining to the contribution granted by Suez and shares of Suez Environnement Company used for payment of the contribution do not call for further comment on our part.

3. Assessment of the fairness of the payment proposed

3.1. Examinations carried out

We have performed examinations that we deemed necessary in accordance with the professional standards of the *Compagnie nationale des commissaires aux comptes* to assess the fairness of the payment for the contribution.

In particular, we have relied upon the work described above that we have carried out to verify the appropriateness of the relative values attributed to the shares contributed and the shares of the beneficiary company. We have assessed the fairness of the payment by reference to the established relative values.

3.2. Assessment of the fairness of the payment for the contributions

It should be noted that this contribution will be followed by the distribution of a portion of the new shares issued to pay for the contribution, representing 65% of the shares of the beneficiary company at the completion of this transaction, to the shareholders of the contributing company other than the contributing company itself. In this particular case, the number of Suez Environnement Company shares to be issued as payment for the contribution made by Suez has been determined in a conventional manner between Suez and Suez Environnement Company and is a function of:

— the number of Suez shares having right to the allocation of Suez Environnement Company shares in connection with the Suez Environment Company share distribution transaction occurring after the contribution;

— the parity rate applied for this distribution transaction;

— the amount of the distribution that will occur following the contribution.

The amount of the distribution of Suez Environnement Company shares that will occur following the contribution falls within the more general framework of the planned merger between the Suez and Gaz de France groups. This distribution of 65% of Suez's Environment business will occur concomitantly with this merger and is an integral part of this transaction. It has no effect on the percentage of direct or indirect ownership of Suez's shareholders in Suez Environnement Company. With regard to the parity rate serving as reference for the distribution, it has no effect except on the number of shares that will constitute the capital of Suez Environnement Company after the contribution, and does not affect the percentage held by Suez shareholders.

The direct and indirect ownership percentage of Suez shareholders in the capital of Suez Environnement Company remains unchanged at the completion of this transaction. The significance of this distribution and the number of shares issued is the direct liquidity that will benefit Suez shareholders in the context of the listing of Suez Environnement Company shares for trading on the Euronext Paris market.

4. Conclusion

In concluding our work, and noting that this transaction falls within the more general framework of the planned merger between the Gaz de France and Suez Groups, which is the subject of separate reports, it is our opinion that the methods used to calculate the payment and the amount of the payment proposed for the contribution that would result in the issue of 489,642,810 Suez Environnement Company shares for the contribution of 419,763,894 Suez Environnement shares is fair.

Paris, June 5, 2008.

The spin-off auditors,

René RICOL   Dominique LEDOUBLE

ANNEX B

Report of the independent auditors to the spin-off on the value of the assets transferred

Ladies and gentlemen,

In execution of our engagement by order of the President of the Paris Tribunal de Commerce (commercial court) dated October 17, 2007, in connection with a partial asset contribution, subject to the legal requirements for spin-offs, from Suez to Suez Environnement Company (formerly Houlival), we have prepared this report pursuant to Article L 225-147 of the Commercial Code. Our assessment of the fairness of the compensation offered is covered in a separate report.

The transferred net assets were established in the partial asset contribution agreement signed by the representatives of the companies concerned on 5 June, 2008. It is our responsibility to express an opinion as to whether the value of the assets transferred has been overstated.

For this purpose, we performed our work pursuant to the professional doctrine of the *Compagnie Nationale des Commissaires aux Comptes* (National Association of Auditors) applicable to this engagement; said doctrine requires us to apply procedures designed to assess the value of the assets transferred, to ensure they have not been overvalued and to verify that their value at least equals the par value of the shares that the company receiving the assets will issue, plus the transfer premium.

Our report is organized as follows:

1. Presentation of the transaction and description of the assets transferred,
2. Work performed and assessment of the value of the assets transferred,
3. Conclusion.

At no time have we found ourselves in one of the situations of incompatibility, incapacity or forfeiture provided by law.

1. Presentation of the transaction and description of the assets

1.1. Companies concerned

(i) Suez Environnement Company, company receiving the assets transferred

As of the signature date of the partial asset contribution agreement, Suez Environnement Company, formerly Houlival (change of corporate name approved by the general meeting of shareholders of 11 February 2008), is a *société anonyme* (joint stock corporation) with share capital of €225,000, divided into 56,250 shares, each with a €4 nominal value, fully paid-up and all of the same class. Its registered office is at 1 rue d'Astorg, Paris 75008. It is entered in the Paris trade and companies registry under number 433 466 570. Its principal corporate purpose is the operation of all services related to environmental protection. Since it was founded in November 2000, the company has not exercised any activity.

As of the signature date of the partial asset contribution agreement, Suez held a 99.99% equity interest in Suez Environnement Company.

(ii) Suez, company transferring the assets

As of the signature date of the partial asset contribution agreement, Suez was a *société anonyme* (joint stock corporation) with share capital of €2,617,883,906, divided into 1,308,941,953 shares, each with a €2 nominal value, fully paid-up and all of the same class. Its registered office is at 16 rue de la Ville l'Evêque, Paris 75008. It is entered in the Paris trade and companies registry under number 542 062 559.

The shares composing the equity of Suez are listed for trading on Euronext Paris (Compartment A), Euronext Brussels, the official list of the Luxembourg exchange, and the Swiss SWX Exchange, and have an American Depositary Shares program.

Furthermore, as of the signature date of the partial asset contribution agreement, Suez:

— held 35,724,397 treasury shares,

— has granted Suez stock options

— and has also distributed existing Suez bonus shares pursuant to Article L. 225-197-1 of the Commercial Code.

Suez has decided to suspend the right to exercise the Suez stock options for all outstanding plans with effect from 22 May 2008.

Suez options which have not been exercised prior to this date and Suez shares allocated free of charge but not distributed as of the date of completion of the transfer, will as a result of the present transaction be adjusted pursuant to current legal and administrative provisions and the regulations of the various plans relating thereto.

Suez is a major player in the management of public utility services in the electricity, gas, energy services, water and sanitation sectors, in Europe and the world. Its clients include public authorities, businesses and individuals.

The organization of the group's activities centers around two fields of activity:

— Suez Energie, which includes Suez Energie Europe, Suez Energie International and Suez Energie Services;

— Suez Environnement.

(iii) Suez Environnement, company whose shares are transferred

Suez Environnement, the company whose shares are transferred, is a *société anonyme* (joint stock corporation) with share capital of €3 323 457 083, divided into 419 763 894 shares, allocated under the bylaws to five categories:

— 5,977,686 shares of Category A, nominal value €15

— 143,194,127 shares of Category B, nominal value €11

— 19,655,248 shares of Category C, nominal value €6

— 7,020,782 shares of Category D, nominal value €11

— 243,916,051 shares of Category E, nominal value €6.

Its registered office is at 1 rue d'Astorg, Paris 75008. It is entered in the Paris trade and companies registry under number 410 118 608. Its principal corporate purpose is the operation of all services related to environmental protection in the fields of Water and Sanitation.

1.2. Context and object of the transaction

This partial asset contribution is an element in the merger of the Suez and Gaz de France groups, aimed at creating a world leader in the energy industry specializing in the gas and electricity sectors, with a secure, diversified and flexible supply portfolio.

Under the terms of the planned transaction announced on 3 September 2007 by Suez and Gaz de France, the merger between these two groups is to be accompanied by the distribution of 65% of the shares in the equity of an entity comprising the activities of the Environmental division of Suez to Suez shareholders (other than Suez itself), followed by flotation of this entity on the regulated markets of Euronext Paris and Euronext Brussels.

As part of this transaction, to ensure that all the environmental activities of Suez are held within Suez Environnement Company, various prior internal reorganizations are planned. Firstly, all the shares in Suez Environnement, the lead company for these activities (also known as the Suez Environnement Group), will be directly held by Suez. As a second step, all these shares will be contributed to a dedicated company known as Suez Environnement Company, inactive until now.

These internal transactions include:

— The absorption by Suez of its wholly owned subsidiary Rivolam, whose net assets consist almost entirely of its holding (around 99.4%) in the equity of Suez Environnement, and the winding up of Rivolam without liquidation. This absorption will be preceded by internal regrouping transactions, largely through transfers of holdings, in order to bring all those activities of the Environmental division that are not within the legal scope of the Suez Environnement Group into Suez Environnement and its direct or indirect subsidiaries;

— The contribution by Suez of 100% of the shares comprising the equity of Suez Environnement to the Suez Environnement Company, in the form of a contribution of assets in a legally structured spin-off;

— Suez Environnement Company will thus become the holding company for all operational entities currently comprising the Environmental division of the Suez group;

— This transfer of shares will be followed by the distribution to Suez shareholders (other than Suez itself) as remuneration, of a portion of newly created shares representing 65% of the equity in the subsidiary Suez Environnement Company after the transfer. The proportions will be one (1) Suez Environnement Company share for four (4) Suez shares, entitled to Suez Environnement Company shares being (i) Suez shareholders (other than Suez itself) whose shares in electronic form will have been registered nominatively at the end of the business day preceding the date of completion of the transfer, and (ii) Suez shareholders possessing printed share certificates and holding the corresponding paper coupons.

Immediately after completion of the transfer-distribution, Gaz de France will proceed to absorb Suez by merger, the Suez holders immediately thereon becoming shareholders in Gaz de France, in the proportion of 21 Gaz de France shares for 22 Suez shares.

After the merger between Suez and Gaz de France, the shares in Suez Environnement Company will be listed for trading on the Euronext Paris and Euronext Brussels markets, which will enable Suez Environnement Company to benefit from the increased visibility merited by the group's stature and ambitions, with direct access to the financial markets.

The new GDF Suez group resulting from this merger will have a stable shareholding of 35% of the equity of Suez Environnement Company. It will be party to a shareholders' pact with certain of the current principal shareholders of Suez, seen as the future major shareholders in Suez Environnement Company, who will together hold some 47% of the latter's equity (on the basis of shareholdings as of 30 April 2008). This pact is intended to ensure the stability of shareholding in Suez Environnement Company and its control by GDF Suez.

As a result, under the terms of the draft partial asset contribution agreement, the GDF Suez holding in Suez Environnement Company will be consolidated by global incorporation in the accounts of the new GDF Suez group resulting from the merger. This holding will enable the group to continue the dynamic development strategy of its "Environnement" business. The structure employed will also enable GDF Suez to continue to develop close partnerships between activities in the environment energy sectors.

We have also been appointed auditors for the transfers concerned in the absorption of Rivolam by Suez, and as merger auditors for the merger between Gaz de France and Suez. These transactions, which will be carried out concomitantly with the present transfer, are the subject of separate reports.

1.3. Structure of the transaction

The structure of the transaction is as follows:

— as regards company law, the transaction consists of a partial asset contribution subject to the spin-off regulations; it is stipulated that the parties expressly exclude any solidarity between them;

— a dividend of €402,973,338.24 for the shares transferred (i.e., €0.96 per share) will be paid by Suez Environnement to Suez and Rivolam on 9 June 2008, the said dividend remaining totally and definitively acquired by Suez;

— as regards taxation, a request has been submitted to the tax authorities for acceptance of the present transfer under the special regime provided by Article 210-B of the *Code Général des Impôts* in respect of company tax;

— similarly, a request has been submitted to the tax authorities for the application of the provisions of Article 115-2 of the *Code Général des Impôts* to the distribution plan set out in the transfer agreement, whereby new shares issued by the beneficiary and equivalent to 65% of its equity at the date of completion shall be distributed by the transferring company to its shareholders proportionally to their equity rights, as remuneration for the transfer, and that the said distribution shall not be considered as a distribution of taxable investment income;

— in a letter dated 3 June 2008 the *Direction Générale des Impôts* agreed in principle to deliver the taxation approvals requested, subject to compliance with certain conditions;

— the transaction shall be carried out at midnight on the day that Suez Environnement Company shares are listed for trading on the Euronext Paris market as indicated by the listing notification from Euronext Paris, immediately after the Suez-Rivolam merger and immediately before the Suez — Gaz de France merger. However, for accounting and taxation purposes it shall be reputed to have effect retroactively from 1 January 2008.

The definitive completion of the transaction is subject to the following conditions precedent:

— receipt of approval from the Financial Markets Authority (AMF) of the prospectus established by application of Articles L. 412-1 and L. 621-8 of the *Code Monétaire et Financier* and Articles 211-1 to 216-1 of the General Regulations of the AMF as regards the listing of Suez Environnement Company shares on Euronext Paris;

— definitive completion of the absorption of Rivolam by Suez;

— approval by the combined general meeting of Suez shareholders of the transfer agreement, of the transfer therein agreed, and of the distribution;

— approval by the combined general meeting of Suez Environnement Company shareholders of the transfer agreement, of the transfer therein agreed, and of the increase in capital of Suez Environnement Company resulting therefrom;

— decision by Euronext Paris SA authorizing the listing of Suez Environnement Company shares for trading on the Euronext Paris market;

— decision by Euronext Paris SA authorizing the listing of allocation rights in Suez Environnement Company shares on the Euronext Paris market;

— signature of the Suez Environnement Company Shareholders' Pact;

— definitive completion of all the conditions precedent contained in the merger agreement concerning the Suez — Gaz de France merger (other than the definitive completion of the transfer-distribution).

If the above conditions are not fulfilled by 31 December 2008, this project shall be considered null and void without payment of any compensation by either party.

1.4. Description and remuneration of the assets transferred

(i) Description of the assets transferred

Under the terms of the draft partial asset contribution agreement, the transfer concerns all shares in Suez Environnement held by the Suez company at the date of completion of the transaction, i.e. 419 763 894 Suez Environnement shares qualified as follows:

	Shares initially held by Suez	Shares transferred to Suez (Rivolam absorption)	Total
Shares in category A	6	5,977,680	5,977,686
Shares in category B		143,194,127	143,194,127
Shares in category C		19,655,48	19,655,248
Shares in category D		7,020,782	7,020,782
Shares in category E	2,381,357	241,534,694	243,916,051
Total	2,381,363	417,382,531	419,763,894
Value (in €)	53,194,433	6,104,195,900	6,157,390,333

(ii) Value of the assets transferred

The value of the assets transferred was fixed by the directors of the companies concerned according to CRC regulation n° 2004-01, at the net book value of the elements transmitted by Suez to Suez Environnement Company since the transfer involves the transfer of securities related to a complete branch of business activity (in fact the transfer involved 100% of the equity in the company in question) concerning companies under common control.

On the basis of the value of the transferred shares in the books of the transferring company as of 31 December 2007, taking into account the prior completion of the absorption of Rivolam by Suez, the value of the assets transferred stands at €6,157,390,333.

It should be stated that the technical losses recorded by Suez from the absorption of Rivolam, corresponding to the difference between the book value of the Rivolam shares in the Suez balance sheet and the net assets transmitted by Rivolam (consisting almost entirely of Suez Environnement shares held by Rivolam) will be maintained in the assets of the Suez balance sheet, given that this loss will be reduced proportionately during the distribution of shares to be carried out after the transfer.

(iii) Remuneration of the assets transferred

Under the terms of the draft partial asset contribution agreement, and insofar as at least 99% of the shares comprising the equity of Suez Environnement Company will have been issued as remuneration for the partial asset contribution in question and where the contributing company will thereafter hold at least 99.99% of the equity of Suez Environnement Company, the parties wish to claim the possibility of remunerating the contribution on the basis of the book value of the business transferred, subject to receipt of the approval requested from the tax authorities to subject the partial asset contribution to the favorable regime provided under Article 210 B of the CGI.

In a letter dated 3 June 2008 the *Direction Générale des Impôts* agreed in principle to deliver the taxation approvals requested, subject to compliance with certain conditions.

As decided by the parties, the number of Suez Environnement Company shares remunerating this transfer shall be, in this context, determined in a conventional manner in terms of the parity rate used for the post-transfer distribution of that proportion of the new shares representing 65% of the equity in the Suez Environnement Company at the conclusion of the transfer, and issued as remuneration for the benefit of Suez shareholders other than Suez itself.

The parties agree to remunerate the transfer by issuing 489,642,810 new shares in Suez Environnement Company at €4 par value, i.e. an increase in capital of €1,958,571,240.

The difference between:

— the value of the assets transferred	6,157,390,333 €
— and the amount of the increase in capital	1,958,571,240 €
equal to	4,198,819,093 €

represents the transfer premium which will be recorded in the shareholders' equity of the company receiving the assets transferred.

(iv) Parity of distribution of Suez Environnement Company shares issued in remuneration of the transfer

The partial asset contribution agreement stipulates that a portion of the new shares issued in payment for the transfer and equivalent to 65% of the shares composing the equity in Suez Environnement Company after the transfer, shall immediately be allocated by Suez to its shareholders (other than Suez itself), in the ratio of 1 Suez Environnement Company share for 4 Suez shares carrying the right to this allocation; shareholders in Suez with fewer than 4 shares Suez or more than a whole multiple of 4 will have fractional allocation rights for these shares (up to a limit of 3 fractional allotment rights per share account), each shareholder thereafter being responsible for the acquisition or sale of his fractional allocation rights in order to obtain 1 share or one additional share in Suez Environnement Company.

Given that the merger-absorption of Rivolam led to a technical loss shown in the assets of the Suez balance sheet, the amount of which stands at €714,957,952, the book value of the distribution of 65% of Suez Environnement Company shares stands at €4,467,539,790 in the Suez accounts. This amount will be entered in full under the pre-existent heading "issue premium" in the Suez accounts.

The table below shows the effect in the Suez accounts of the distribution of Suez Environnement Company shares to Suez shareholders.

Amounts shown in euros

Book value of distributed shares (65% of SEC)	4,002,763,500
Portion of Rivolam loss attached to distributed shares	464,776,290
Total deducted under the heading "issue premium" at Suez	4,467,539,790
Book value of shares kept by Suez (35% of SEC)	2,154,854,790
Rivolam loss kept by Suez	250,181,661

2. WORK PERFORMED AND ASSESSMENT OF THE VALUE OF THE ASSETS TRANSFERRED

2.1. *Work carried out*

We performed our work pursuant to the professional doctrine of the *Compagnie Nationale des Commissaires aux Comptes* (National Association of Auditors) applicable to this engagement, requiring us to:

- check on the reality of the assets transferred and the exhaustive nature of the liabilities transmitted;
- analyze the value proposed in the draft of the partial asset contribution agreement;
- verify the value of the assets transferred considered as a whole;
- verify up to the date of issue of this report the absence of facts or events liable to call in question the value of the assets transferred.

Our task is to clarify for shareholders of Suez Environnement Company the absence of over-valuation of the assets to be transferred by Suez. This task cannot be compared to a "due diligence" carried out for a lender or a buyer, and does not include all the work necessary for that sort of engagement. Our report cannot therefore be used in such a context.

In particular:

- we have held discussions with the managers of the Suez group in order to understand the transaction envisaged, and the legal and financial context surrounding it;
- we have taken cognizance of the draft partial asset contribution agreement;
- we confirmed the ownership of the securities to be transferred;
- we have verified the book value of the Suez Environnement shares held in the Suez accounts prior to the Rivolam merger and in the draft Rivolam merger agreement, the value of the Suez Environnement shares to be held by Suez after the Rivolam merger;
- we have taken cognizance of the draft prospectus describing the transaction and its consequences prepared to meet the requirements for listing Suez Environnement Company for trading on the Euronext Paris and Euronext Brussels markets;
- we have verified that the value of the assets transmitted are not greater than the real value of the securities transferred;
- we have checked that the financial statements for the year ended 31 December 2007 for the companies concerned have been certified without qualification by their auditors and approved by their respective shareholders' general meetings;
- we have taken cognizance of the statement of studies undertaken by Suez and its advisors concerning the terms and conditions for the transfer of contracts representative of the "Environnement" business and the actions to be taken. We have not however had access to the studies themselves but we have had confirmed for us the absence of any element under this heading that would throw doubt on the value of the assets transferred;
- we have replied in a letter dated 31 March 2008 to a request from the Suez group's tax department concerning the financial conditions of the transaction covered by this report;
- at the request of the Group's senior management we have had discussions with the Suez Environnement Company's introductory banks;
- we have obtained a letter of confirmation of the principal provisions of this transaction, in particular the free availability of the shares to be transferred and the absence of any element liable to call in question the value of the contribution raised by the statutory auditors during their work on the accounts of the companies concerned as of 31 December 2007;
- we have based our report on the work we carried out as independent auditors to the spin-off required to assess the fairness of the remuneration proposed;
- we have also relied on the work that we carried out concerning concomitant transactions for which we were appointed as auditors for the assets transfer in the merger-absorption of Rivolam by Suez and as merger auditors for the merger between Gaz de France and Suez.

2.2. *Assessment of the value of the assets transferred*

2.2.1 Context

As previously stated, the partial asset contribution envisaged constitutes an internal reorganization aimed at the total regrouping of the activities of the "Environnement" division of the Suez group. This is part of the planned merger of Gaz de France and Suez, as publicly announced on 3 September 2007.

Under the terms of the draft agreement, it is indicated that this asset transfer, followed by the distribution by Suez, the contributing company, of a portion of the new shares created to remunerate the contribution representing 65% of the equity in Suez Environnement Company after the transfer, is not accompanied by the departure of Suez Environnement from Suez's global scope of consolidation. It is thus provided in the planned merger between Suez and Gaz de France that the merged entity shall maintain a stable holding of 35% in the capital of Suez Environnement Company and participate in a shareholders' pact to represent some 47% of the capital of Suez Environnement Company after completion of the transactions (based on Suez shareholding as of 30 April 2008).

In this context and in application of CRC regulation n° 04-01, the parties have taken as the value of the contribution the net book value of the transferred elements as shown in the accounts of Suez as of 31 December 2007 after completion of the prior fusion-absorption of Rivolam by Suez, which has a retroactive effect from 1 January 2008.

The principle of valuation chosen by the parties gives rise to no other comment.

2.22 Individual value and global value of the assets transferred

The assets consist exclusively of the shares in Suez Environnement that will be held by Suez after the merger-absorption of Rivolam, with retroactive effect from 1 January 2008.

On the basis of the pro forma balance sheet as of 31 December 2007 established for the present transaction, the value of the assets transferred stands at €6,157,390,333.

In order to assess the global value of the assets transferred, we checked that the value of the contribution is not greater than the real value of the activities of the Environnement division of Suez represented by the shares of Suez Environnement constituting the assets.

We relied on the work we have carried out as part of our assessment of the parity of exchange in the merger between the Gaz de France and Suez groups, given that the relative value of Suez in this merger is principally constituted by the up-to 35% holding in the Environnement division (after distribution of 65% of the shares of the company receiving this asset contribution).

In this context, we have had access to the work of the advisory banks of both groups and we have carried out our own valuation work using a multi-criteria approach.

We have also worked from recent notes from financial analysts tracking Suez shares, published since the beginning of September 2007 when the merger between Suez and Gaz de France was announced; this gives a value for the equity of the "Environnement" business of Suez. The real values attributed to the Environnement division of Suez as shown in these various documents are greater than the ascribed asset transfer value.

We specifically state here that the work carried out by the spin-off auditors and described in this report have as their principal objective to make sure that the real value of Suez Environnement shares taken as a whole is greater than their book value. Nevertheless, such work do not allow us and is not intended to deliver an assessment of the real value of the Environnement division of Suez.

The global value of the assets transferred does not therefore call for any further comment on our part.

3. CONCLUSION

In conclusion, we are of the opinion that the value of the assets transferred shown as €6,157,390,333 has not been overstated and in consequence, that the net asset contribution is at least equal to the amount of the increase in capital of the beneficiary company plus the transfer premium.

In Paris on 5 June 2008.

Independent auditors to the spin-off,

René RICOL Dominique LEDOUBLE

Commissaires aux comptes,
Membres de la Compagnie Régionale de Paris.

END